As confidentially submitted to the Securities and Exchange Commission on October 4, 2021,
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-4
Registration Statement
Under
the Securities Act of 1933

INTER PLATFORM, INC.
(Exact Name of Registrant as Specified in its Charter)

N/A
(Translation of Registrant’s Name into English)

Cayman Islands	6029	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
Av Barbacena, 1.219, 22nd Floor
Belo Horizonte, Brazil, ZIP Code 30 190-131
Telephone: +55 (31) 2138-7978
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Cogency Global, Inc.
122 East 42nd Street, 18th floor
New York, NY, 10168
United States
Telephone: +1 212 947 7239
(Name, address, including zip code, and telephone number, including area code, of agent of service)

Copies to:
Francesca L. Odell
Jonathan Mendes de Oliveira
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2530

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)(2)	Amount to be registered(3)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(4)	Amount of registration fee(5)
Class A common shares, par value US$0.0000025		N/A	US$	US$
Notes:
(1)
The securities being offered hereby may be issued in the form of Brazilian Depositary Shares of the registrant, referred to as Inter Platform BDRs. Each Inter Platform BDR represents one Class A common shares, par value US$0.0000025 of Inter Platform, Inc., referred to as Inter Platform Class A Common Shares. The Inter Platform BDRs will be issuable upon deposit of Inter Platform Class A Common Shares with Banco Bradesco S.A., acting as the depositary.

(2)
Pursuant to Rule 416 under the Securities Act (as defined below), this Registration Statement also covers an indeterminate number of additional Inter Platform Class A Common Shares as may be issuable as a result of stock splits, stock dividends or similar transactions.

(3)
Represents the estimated maximum number of Class A common shares, US$0.0000025 par value, of the registrant issuable upon completion of the Proposed Transaction (as defined herein) described herein and is based upon the product of (a) (i)                 issued and outstanding shares of common stock of Banco Inter S.A. plus (ii)                 issued and outstanding shares of preferred stock of Banco Inter, including shares of common stock and shares of preferred stock held through units consisting of one common share and two preferred shares of Banco Inter plus (iii)           shares of preferred stock of Banco Inter issuable pursuant to stock option plans as of                 (collectively, the “Estimated Class A Shares”) and (b)                 , which is the exchange ratio under the Proposed Transaction. The amount to be registered includes the Class A Common Shares to be held by the depositary of the Brazilian Depositary Receipts (as defined below) to be issued by the registrant as part of the consideration in the Proposed Transaction.

(4)
Pursuant to Rules 457(c), 457(f)(1) and 457(f)(3) promulgated under the Securities Act and solely for the purpose of calculating the registration fee, the proposed aggregate maximum offering price is (a) the product of (x) US$      (the average of the high and low prices of Banco Inter common stock as reported on B3 (as defined below) on                 , 2021, calculated at the exchange rate of Brazilian reais per U.S. dollar of R$      (as reported by the Brazilian Central Bank on                 , 2021) times (y) the number of outstanding common shares of Banco Inter (not including common shares held through units), plus (b) the product of (x) US$      (the average of the high and low prices of Banco Inter preferred stock as reported on B3 on                 , 2021, calculated at the exchange rate of Brazilian reais per U.S. dollar of R$      (as reported by the Brazilian Central Bank on                 , 2021)) times (y) the number of outstanding preferred stock of Banco Inter (not including preferred stock held through units), plus (c) the product of (x) US$      (the average of the high and low prices of Banco Inter units as reported on B3 on                 , 2021, calculated at the exchange rate of Brazilian reais per U.S. dollar of R$      (as reported by the Brazilian Central Bank on                 , 2021)) times (y) the number of outstanding units of Banco Inter.

(5)
Computed in accordance with Rule 457(f) under the Securities Act to be US$      , which is equal to           multiplied by the proposed maximum aggregate offering price of US$.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained in this preliminary prospectus is subject to completion and may be changed. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
SUBJECT TO AMENDMENT AND COMPLETION — DATED            , 2021
PRELIMINARY PROSPECTUS
TRANSACTION PROPOSED
Dear Banco Inter Shareholder:
This prospectus relates to the class A common shares of Inter Platform, Inc. (“Inter Platform Class A Common Shares”), a Cayman Islands exempted company with limited liability (“Inter Platform”), including Class A Common Shares in the form of Brazilian Depositary Receipts (“Inter Platform BDRs”), to be issued to shareholders of Banco Inter S.A., a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil (“Banco Inter”), pursuant to the terms of the Proposed Transaction (as defined below) and subject to the satisfaction of certain conditions described in this prospectus. References to “Inter” refer to Inter Platform and its subsidiaries (including Banco Inter), unless the context otherwise requires or otherwise indicated.
The Proposed Transaction consists of a corporate reorganization of Inter with the purpose of listing on NASDAQ shares that ultimately represent equity of Banco Inter’s business, which currently trade on the São Paulo Stock Exchange, B3 S.A. — Bolsa, Brasil Balcão (“B3”). Following the completion of the Proposed Transaction, Banco Inter will become an indirectly wholly owned subsidiary of Inter Platform. As a result of the Proposed Transaction, Banco Inter Shareholders (as defined herein) will receive Inter Platform BDRs, which will be listed on B3, and each Inter Platform BDR will represent one Inter Platform Class A Common Share, which will be listed on NASDAQ. Subject to the Cash Redemption Threshold Condition (as defined below), as alternative to receiving Inter Platform BDRs, the Banco Inter Shareholders may opt to have their Banco Inter shares redeemed for cash, based on the Cash Redemption Price (as defined below). Holders of Banco Inter Common Shares (including Banco Inter Common Shares held through Units) that do not vote in favor of the Proposed Transaction may also elect to exercise Withdrawal Rights (as defined below).
Banco Inter Shareholders currently hold shares of common stock of Banco Inter (“Banco Inter Common Shares”), shares of preferred stock of Banco Inter (“Banco Inter Preferred Shares”) and units representing one Banco Inter Common Share and two Banco Inter Preferred Shares (“Banco Inter Units,” and together with Banco Inter Common Shares and Banco Inter Preferred Shares, the “Banco Inter Shares”). Each of these classes of Banco Inter Shares is listed on B3. The controlling shareholders of Banco Inter and certain other Banco Inter Shareholders currently hold their interests in Banco Inter through Inter Platform and Inter Holding Financeira S.A., a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil and wholly owned by Inter Platform (“HoldFin”).
The transaction proposed will consist of the two steps below (collectively, the “Proposed Transaction”), which are expected to be concluded substantially at the same time on the closing date (“Closing Date”):
•
Merger of Shares.   Subject to the approval of the Merger Protocol (as defined herein) at the Banco Inter General Meeting and the satisfaction or waiver of the conditions described in this prospectus (including the Cash Redemption Threshold Condition), the merger of shares will be implemented through an incorporação de ações under the Brazilian Corporation Law (“Merger of Shares”). Pursuant to the Merger of Shares, each Banco Inter Share issued and outstanding immediately prior to the completion of the Proposed Transaction will be automatically contributed into HoldFin in exchange for a certain number of newly issued mandatorily redeemable preferred shares of HoldFin, determined pursuant to the Exchange Ratios (as defined herein), and Banco Inter will become a wholly owned subsidiary of HoldFin. Each Banco Inter Shareholder, in its sole discretion, may elect to receive HoldFin shares that are mandatorily redeemable for Inter Platform BDRs (“Class A Redeemable Shares”) or HoldFin shares that are mandatorily redeemable for cash (“Cash Redeemable Shares”). The Class A Redeemable Shares together with the Cash Redeemable Shares will hereinafter be referred to as the “HoldFin Redeemable Shares.”

•
Redemption.   Immediately after the Merger of Shares, HoldFin will redeem (i) all of its Class A Redeemable Shares and deliver to each holder thereof one Inter Platform BDR (which may be cancelled immediately thereafter, if such holder wants to receive the underlying Inter Platform Class A Common Shares) and (ii) all of its Cash Redeemable Shares and pay the applicable cash consideration to each holder thereof.

Banco Inter Shareholders have the opportunity to vote on the Proposed Transaction at an extraordinary general meeting of Banco Inter scheduled for November   , 2021 (“Banco Inter General Meeting”). In order to approve the

Merger Protocol, holders of at least the majority of the outstanding Banco Inter Common Shares and Banco Inter Preferred Shares (including holders through Banco Inter Units, but not including the Banco Inter Shares held by our controlling shareholders or by SoftBank) attending the Banco Inter General Meeting, voting together, must vote in favor of the Proposed Transaction. The completion of the Proposed Transaction is subject to the satisfaction or waiver of certain conditions, including that the total amount to be paid when redeeming the Cash Redeemable Shares does not exceed the Cash Redemption Threshold (as defined below), as further described below.
Subject to the approval of the Merger Protocol at the Banco Inter General Meeting and the satisfaction or waiver of the conditions described in this prospectus (including the Cash Redemption Threshold Condition):
A.
Each holder of Banco Inter Common Shares or Banco Inter Preferred Shares will receive           Inter Platform BDRs for each one Banco Inter Common Share or Banco Inter Preferred Share that it holds, unless such shareholder has elected to receive Cash Redeemable Shares;

B.
Each holder of Banco Inter Units will receive           Inter Platform BDRs for each one Banco Inter Unit that it holds, unless such shareholder has elected to receive Cash Redeemable Shares; and

C.
Each Banco Inter Shareholder that has elected to receive Cash Redeemable Shares will receive a cash payment of (i) R$      for each one Banco Inter Common Share or Banco Inter Preferred Share that it holds or (ii) R$      for each one Banco Inter Unit that it holds (“Cash Redemption Price” and, together with A and B, collectively, the “Exchange Ratios”).

The Exchange Ratios have been established so that each Banco Inter Shareholder will receive, upon completion of the Proposed Transaction, the same economic interest in the total capital of Inter Platform as it had in Banco Inter’s total capital immediately before completion of the Proposed Transaction, except for the effect of the cash redemption of the Cash Redeemable Shares and the exercise of Withdrawal Rights.
It is a condition to completion of the Proposed Transaction that the total amount to be disbursed by HoldFin in connection with the redemption of all Cash Redeemable Shares does not exceed           (“Cash Redemption Threshold”). This condition is hereinafter referred to as the “Cash Redemption Threshold Condition.” If the Cash Redemption Threshold is exceeded, the Proposed Transaction will not be concluded, unless Banco Inter and Inter Platform waive this condition, following a determination of the board of directors of Banco Inter that this waiver is in the best interest of Banco Inter and Banco Inter Shareholders.
On the Closing Date, each Banco Inter Shareholder will receive Inter Platform BDRs, in Brazil, against delivery of its Banco Inter Shares, based on the Exchange Ratios (as defined below), unless such Banco Inter Shareholder has elected to receive Cash Redeemable Shares. A Banco Inter Shareholder that wants to receive Cash Redeemable Shares must make this election by no later than the fifth business day after the Banco Inter General Meeting (i) through the facilities of the Central Depositary of B3 (Central Depositária da B3) or (ii) for Banco Inter Shareholders holding Banco Inter Shares directly in the corporate books, through Banco Bradesco S.A., the registrar of Banco Inter Shares. A beneficial owner of Banco Inter shares must instruct its broker or custodian operating in Brazil of such election by the time indicated by such broker or custodian. Upon election to receive Cash Redeemable Shares, such Banco Inter Shareholder will no longer be permitted to trade its Banco Inter Shares and will not be able to opt to receive Inter Platform BDRs. The cash redemption of the Cash Redeemable Shares will occur on the Closing Date, which is expected to occur about 35 days after the Banco Inter General Meeting.
At any time, and from time to time, on or after the Closing Date, a Banco Inter Shareholder that wants to receive Inter Platform Class A Common Shares may request the cancellation of all or a portion of its Inter Platform BDRs by (a) instructing its broker or custodian operating in Brazil to cancel its Inter Platform BDRs with the Banco Bradesco S.A. (in this capacity, the “BDR Depositary”) and (b) delivering evidence that all fees and potential taxes due in connection with this service were duly paid, as set forth in the deposit agreement. The cancellation instruction to the broker or custodian must include an appropriate brokerage account outside of Brazil to receive the underlying Inter Platform Class A Common Shares. No fees for cancellation of Inter Platform BDRs will be charged from investors during the first 30 days after the Closing Date.
Pursuant to Article 137 of the Brazilian Corporation Law, if the Proposed Transaction is approved at the Banco Inter General Meeting, holders of Banco Inter Common Shares (including Banco Inter Common Shares held through Units) that do not vote in favor of the approval of the Merger Protocol and who are holders of record of Banco Inter Shares on May 24, 2021, the date on which the Proposed Transaction was first publicly announced (“Withdrawal Rights Record Date”) and hold their Banco Inter Common Shares through the Closing Date, will have the right to withdraw their Banco Inter Common Shares for their book value as of       of R$      per Banco Inter Common Share (“Withdrawal Rights”). We assume that no holder of Banco Inter Common Shares will exercise Withdrawal Rights, because all Banco Inter Shareholders may elect to receive Cash Redeemable Shares and we expect the Cash Redemption Price to be higher than the book value of Banco Inter Common Shares as of       . For more detail about the Withdrawal Rights, see “Banco Inter General Meeting” below.

Upon completion of the Proposed Transaction, trades in Inter Platform BDRs on the B3 will settle through the facilities of the Central Depositary of the B3 and trades on Inter Platform Class A Common Shares will settle through the facilities of the DTC.
To permit delivery of Inter Platform BDRs upon completion of the Proposed Transaction, Inter Platform has applied for the registration of its BDR Program with the Brazilian Securities Commission (Comissão de Valores Mobiliários, referred to as the “CVM”). Inter Platform also expects to have its BDRs listed on B3 by the Closing Date. After the Closing Date, a holder of Inter Platform Class A Common Shares will be able to deposit its Inter Platform Class A Common Shares with a BDR depositary institution and receive Inter Platform BDRs, and a holder of Inter Platform BDRs will be able to cancel its Inter Platform BDRs and receive underlying Inter Platform Class A Common Shares (see “Description of BDRs and Deposit Agreement”).
Upon completion of the Proposed Transaction, Banco Inter will no longer have its shares listed on B3 or any other exchange and Banco Inter will become a wholly owned subsidiary of HoldFin. Banco Inter will remain registered with and subject to the disclosure requirements set by the CVM for at least 12 months. After this period, Banco Inter may be permitted to deregister from CVM and no longer be subject to disclosure requirements applicable to publicly traded corporations incorporated under the laws of the Federative Republic of Brazil.
Upon completion of the Proposed Transaction, Banco Inter controlling shareholders will own all of Inter Platform Class B Common Shares, which will represent a majority of the voting power of Inter Platform’s issued share capital following the Proposed Transaction, and will control all matters requiring shareholder approval. Assuming that no former Banco Inter Shareholder elects to receive Cash Redeemable Shares, Banco Inter controlling shareholders will hold    % of the then-outstanding Inter Platform shares and    % of the aggregate voting power of Inter Platform. Assuming that former Banco Inter Shareholders elect to receive Cash Redeemable Shares resulting in an aggregate cash payment in the amount of the Cash Redemption Threshold, Banco Inter controlling shareholders will hold    % of the then-outstanding Inter Platform shares and    % of the aggregate voting power of Inter Platform.
In connection with the Proposed Transaction, SoftBank, one of Banco Inter’s largest indirect shareholders, has expressed its willingness to support the Proposed Transaction. In preparation for the Proposed Transaction, SoftBank will contribute its indirect interest in Banco Inter into Inter Platform through a preparatory corporate reorganization (“SoftBank Roll-Up”). Immediately after the Closing Date, SoftBank will hold Inter Platform Class A Shares or Inter Platform BDRs in the amount that will give it the same economic interest in the total capital of Inter Platform as it had in Banco Inter’s total capital immediately prior to the completion of the Proposed Transaction (except for the effect of the cash redemption of the Cash Redeemable Shares and the exercise of Withdrawal Rights by Banco Inter Shareholders). SoftBank will not receive any Inter Platform Class B Share and will not be a controlling shareholder. Per determination of B3, SoftBank will not be permitted to vote at the Banco Inter Shareholders’ Meeting. For more information on the SoftBank Roll-Up, see “Major Shareholders and Related Party Transactions — Shareholders’ Agreements — SoftBank Roll-Up Agreement”
None of the Securities and Exchange Commission (“SEC”), the CVM, nor any securities commission of any jurisdiction has approved or disapproved any of the transactions described in this prospectus or the securities to be issued under this document or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense. This prospectus does not constitute an offer to buy or sell, or a solicitation of an offer to buy or sell, any securities, or a solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. For the avoidance of doubt, this prospectus does not constitute an offer to buy or sell securities or a solicitation of an offer to buy or sell any securities in the Federative Republic of Brazil or a solicitation of a proxy under the laws the Federative Republic of Brazil, and it is not intended to be, and is not, a prospectus or an offer document within the meaning of Brazilian law and the rules of the CVM. You should inform yourself about and observe any such restrictions, and none of Inter Platform, Banco Inter or their respective subsidiaries accepts any liability in relation to any such restrictions.
WE ARE NOT ASKING FOR A PROXY. The accompanying disclosure documents contain detailed information about the Proposed Transaction and the Banco Inter General Meeting. This document is a prospectus for Inter Platform BDRs that will be issued as part of the consideration upon completion of the Proposed Transaction, which Inter Platform BDRs will represent one Inter Platform Class A Common Share. You should read this prospectus carefully. In particular, please read the section “Risk Factors” beginning on page 24 for a discussion of risks that you should consider in evaluating the Proposed Transaction described in this prospectus.
This prospectus is dated           , 2021.

ABOUT THIS PROSPECTUS
This document, which is part of a registration statement on Form F-4 filed with the SEC by Inter Platform, constitutes a prospectus of Inter Platform under Section 5 of the U.S. Securities Act of 1933, as amended (“Securities Act”), with respect to Inter Platform Class A Common Shares and Inter Platform BDRs to be issued to holders of Banco Inter Common Shares, Banco Inter Preferred Shares and Banco Inter Units, pursuant to the transactions described herein.
No person has been authorized to provide you with information that is different from what is contained in this prospectus, and, if given or made by any person, such information must not be relied upon as having been authorized. You should not assume that the information contained in this prospectus is accurate as of any date other than its date as specified on the cover unless otherwise specifically provided herein. Further, you should not assume that the information contained in this prospectus is accurate as of any date other than the date of the incorporated document. Any reference to a website address does not constitute incorporation by reference of the information contained at or available through such website, and you should not consider it to be a part of this prospectus.

The terms mentioned on the graph are defined on the section entitled “Presentation of Financial and OtherInformation — Certain Performance Metrics.”

i

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
This prospectus contains or may contain “forward-looking statements.” Forward looking terms such as “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “estimate” or “expect” and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are statements which are not historical fact and involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements may include, but are not limited to, statements related to:
•
the Proposed Transaction and the expected timing and satisfaction of conditions precedent for completion of the Proposed Transaction, including among others;

•
the future growth opportunities, expected earnings, expected capital expenditures, future financing requirements and estimated future dividends or other distributions;

•
our ability to expand our business into markets outside of Brazil;

•
the economic, financial, political and public health effects of the coronavirus (“COVID-19”) pandemic, the dissemination of other coronavirus variants, particularly in Brazil and to the extent that they continue to have severely adverse macroeconomic effects, in which case they may intensify the impact of the other risks to which we are subject;

•
the ongoing impact of the COVID-19 pandemic, generally, and on our operations, as well as on our results of operations, financial condition and cash flows;

•
the overall global and Brazilian economic environment and risks associated with the COVID-19 pandemic, including new and variant strains that have surfaced, including in Brazil;

•
our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the impacts of the COVID-19 pandemic on our business, operations, cash flow, prospects, liquidity and financial condition;

•
our ability to efficiently predict, and react to, temporary or long-lasting changes in consumer behavior resulting from the COVID-19 pandemic, including after the outbreak has been sufficiently controlled;

•
general economic, political and business conditions both in Brazil and abroad, including, in Brazil, developments and the perception of risks in connection with ongoing investigations and increasing fractious relations among the Brazilian government, members of the Brazilian Congress and members of the Supreme Court, as well as policies and potential changes to address these matters or otherwise, including economic and fiscal reforms and in response to the ongoing effects of the COVID-19 pandemic, any of which may negatively affect growth prospects in the Brazilian economy as a whole;

•
the socioeconomic, political and business environment in Brazil, including, but not limited to, exchange rates, which has experienced significant volatility since the onset of the COVID-19 pandemic, employment levels, population growth and consumer confidence;

•
inflation as well as fluctuations in the real, as defined further below, and in interest rates;

•
changes in applicable rules and regulations, including those relating to taxation, employment and information technology (“IT”);

•
our ability to implement our growth strategies;

•
our ability to adequately finance our operations;

•
our ability to satisfactorily serve our customers;

•
competition;

•
changes in consumer preferences and consumer demand for our products and services;

•
difficulties in maintaining and/or improving our products or in managing customer complaints and any negative publicity that may affect our products;

•
increases in our costs, particularly in relation to our workforce; and

•
other risk factors discussed under the “Risk Factors” section in this prospectus.

The list above is not intended to be exhaustive, and there may be other key risks that are not listed above that are not presently known to us or that we currently deem immaterial. Should one or more of these or other risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by the forward-looking statements made by us contained in this prospectus. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this prospectus. The forward-looking statements contained in this prospectus are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon information available as of the date of this prospectus or other specified date and speak only as of such date. We disclaim any intention or obligation to update or revise any forward-looking statements in this prospectus as a result of new information or future events, except as may be required under applicable securities law.
Forward-looking statements in this prospectus are based on current expectations and assumptions made by our management. Although our management believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements. We can give no assurance that they will prove to be correct. Additionally, forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this prospectus. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements, or that could contribute to such differences, include, without limitation, the risks and uncertainties set forth under the section “Risk Factors.”
As Inter Platform is not a reporting company as of the date of this prospectus, Inter Platform may not rely on the safe harbors for forward-looking statements provided for in the Securities Act and the Securities Exchange Act of 1934, as amended (“Exchange Act”).

CERTAIN DEFINED TERMS AND CONVENTIONS USED IN THIS PROSPECTUS
In this prospectus, “Inter Platform” refers to Inter Platform, Inc. References to “Banco Inter” refers to Banco Inter S.A. References to “Inter,” “we,” “us” and “our” refer to Inter Platform and its consolidated subsidiaries (including Banco Inter), unless the context otherwise requires or otherwise indicated. References to our “controlling shareholders” are to Mr. Rubens Menin Teixeira de Souza and/or the vehicle through which he holds his equity interest in Inter Platform, Costellis International Limited, as applicable. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “US$” are to United States dollars, the official currency of the United States.
“Articles of Association” or “Inter Platform Articles of Association” mean the amended and restated Memorandum and Articles of Association of Inter Platform that will be effective immediately prior to the consummation of the Proposed Transaction.
“B3” means B3 S.A. — Brasil, Bolsa, Balcão, or São Paulo Stock Exchange.
“Banco Inter Common Shares” means shares of common stock of Banco Inter.
“Banco Inter Preferred Shares” means shares of preferred stock of Banco Inter.
“Banco Inter Shares” means Banco Inter Common Shares, Banco Inter Preferred Shares and Banco Inter Units.
“Banco Inter Shareholders” means holders of Banco Inter Shares.
“Banco Inter General Meeting” means the extraordinary general meeting of Banco Inter scheduled for November    , 2021, in which Banco Inter Shareholders will vote on the Proposed Transaction.
“Banco Inter Units” means units representing one Banco Inter Common Share and two Banco Inter Preferred Shares.
“Brazilian Corporation Law” means the Brazilian Law No. 6,404/76, as amended.
“Cash Redeemable Shares” means HoldFin shares that are mandatorily redeemable for cash.
“Cash Redemption Threshold” means the aggregate amount of R$      .
“Cash Redemption Threshold Condition” means the condition that the total amount to be disbursed by HoldFin in connection with the redemption of all Cash Redeemable Shares does not exceed the Cash Redemption Threshold.
“Class A Redeemable Shares” means HoldFin shares that are mandatorily redeemable for Inter Platform BDRs.
“CDI,” or the “Interbank Deposit Certificate” (Certificado de Depósito Interbancário), means the “over extra group” daily average rate for interbank deposits, expressed as an annual percentage, based on 252 business days, calculated daily and published by B3, or any other index as may be further used in substitution thereof.
“CMN” means the Conselho Monetário Nacional, or the Brazilian Monetary Council.
“CVM” means the Comissão de Valores Mobiliários, or the Brazilian Securities Commission.
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
“Exchange Ratios” means the following ratios of the consideration for the Proposed Transaction:
A.
Each holder of Banco Inter Common Shares or Banco Inter Preferred Shares will receive                  Inter Platform BDRs for each one Banco Inter Common Share or Banco Inter Preferred Share that it holds, unless such shareholder has elected to receive Cash Redeemable Shares;

B.
Each holder of Banco Inter Units will receive                  Inter Platform BDRs for each one Banco Inter Unit that it holds, unless such shareholder has elected to receive Cash Redeemable Shares;

C.
Each Banco Inter Shareholder that has elected to receive Cash Redeemable Shares will receive a cash payment of (i) R$      for each one Banco Inter Common Share or Banco Inter Preferred Share that it holds or (ii) R$      for each one Banco Inter Unit that it holds.

“HoldFin” means Inter Holding Financeira S.A., a holding company currently wholly owned by Inter Platform, incorporated under the laws of Brazil.
“HoldFin Redeemable Shares” means, collectively, the Class A Redeemable Shares and the Cash Redeemable Shares.
“IFRS” means International Financial Reporting Standards as issued by IASB (International Accounting Standards Board).
“Inter Platform BDRs” means Inter Platform Class A Common Shares in the form of Brazilian Depositary Receipts.
“Inter Platform Class A Common Shares” or “Class A Common Shares” means class A common shares of Inter Platform.
“Inter Platform Class B Common Shares” or “Class B Common Shares” means class B common shares of Inter Platform.
“Merger of Shares Protocol” means the Brazilian-law document (Protocolo e Justificação de Incorporação de Ações), prepared by the management of Banco Inter and HoldFin to be submitted for approval by their respective shareholders at their respective special meetings of shareholders and that provides the shareholders with information on the terms, conditions and reasoning for the approval of the corporate reorganization contemplated by the Proposed Transaction.
“Merger of Shares” means the incorporação de ações corporate transaction through which each Banco Inter Share issued and outstanding immediately prior to the completion of the Proposed Transaction will be automatically contributed into HoldFin in exchange for a certain number of newly issued HoldFin Redeemable Shares, determined pursuant to the Exchange Ratios, resulting in Banco Inter becoming a wholly owned subsidiary of HoldFin.
“NASDAQ” means NASDAQ Global Select Market.
“Proposed Transaction” means the Merger of Shares and the redemption by HoldFin of the HoldFin Redeemable Shares, as detailed and subject to the conditions described in this prospectus.
“Securities Act” means the U.S. Securities Act of 1933, as amended.
“SoftBank” means LA BI Holdco LLC or any successor vehicle through which the SoftBank Latin America Fund holds its equity interests in Banco Inter or Inter Platform.
“SoftBank Roll-Up” means the preparatory corporate reorganization pursuant to which SoftBank will contribute its indirect interest in Banco Inter into Inter Platform and become a shareholder of Inter Platform.
“SoftBank Roll-Up Agreement” means the agreement dated October 4, 2021 by and among the majority shareholders of Inter Platform (Rubens Menin and João Vitor Menin) and certain affiliates of SoftBank setting forth the terms and conditions of the SoftBank Roll-Up.
“Withdrawal Rights” means the Brazilian-law statutory right (direito de recesso) through which holders of Banco Inter Common Shares (including Banco Inter Common Shares held through Units) that do not vote in favor of the approval of the Merger Protocol will have the right to withdraw their Banco Inter Common Shares for their book value if the Proposed Transaction is approved. For more information, see “Banco Inter General Meeting.”
On September 30, 2021, the exchange rate for reais into U.S. dollars was R$5.4394 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil) (“Central Bank of Brazil”). The selling rate was R$ 5.0022 to US$1.00 as of June 30, 2021, R$5.1967 to US$1.00 as of December 31, 2020, R$4.0307 to US$1.00 as of December 31, 2019, and R$3.8748 to US$1.00 as of

v

December 31, 2018, in each case, as reported by the Central Bank of Brazil. The real/U.S. dollar exchange rate fluctuates widely, and the selling rates described above may not be indicative of future exchange rates. See “Exchange Rates” for information regarding exchange rates for the Brazilian currency since January 1, 2016.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Financial Statements
The consolidated financial statements of Banco Inter as of and for the years ended December 31, 2020, 2019 and 2018 included elsewhere in this prospectus (“Audited Financial Statements”) have been prepared in accordance with IFRS issued by the International Accounting Standards Board (IASB). Unless otherwise noted, financial information as of and for the years ended December 31, 2020, 2019 and 2018 are derived from the Audited Financial Statements.
{The unaudited interim condensed and consolidated financial statements for Inter Platform as of and for the nine-month period ended September 30, 2021, have been prepared in accordance with IAS 34 — Interim Financial Reporting, issued by the International Accounting Standards Board (IASB).}*
Financial Information
Inter Platform was incorporated on January 26, 2021, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Inter Platform is currently a holding company through which the controlling shareholders and certain other Banco Inter Shareholders hold their Banco Inter Shares. As of the date of this prospectus, Inter Platform does not own any assets other than shares of HoldFin, and HoldFin does not hold any assets other than Banco Inter Shares. Neither Inter Platform nor HoldFin has any material liability or contingency.
On May 7, 2021, Inter Platform and Banco Inter completed the first step of the Inter corporate reorganization, involving (i) the creation of Inter Platform and HoldFin, which are two new holding companies, with no operations and no assets, liabilities or contingencies, and (ii) the contribution of shares of Banco Inter held by the controlling shareholder (and some of his family members) and another founding shareholder of Banco Inter into HoldFin, and then the HoldFin shares owned by these shareholders were contributed into Inter Platform. Following this first step, Inter Platform and HoldFin have become the direct and indirect controlling entities of Banco Inter, respectively. The ultimate shareholders of Banco Inter, and their voting and non-voting interests in Banco Inter, were the same before and after this reorganization.
Inter Platform has accounted for this first step of the reorganization as reorganization of entities under common and the pre-reorganization carrying amounts of Banco Inter’s assets and liabilities were reflected in Inter Platform’s consolidated financial statements with no fair value adjustments. As a result, interim unaudited condensed and consolidated financial statements for Inter Platform as of and for the nine-month period ended September 30, 2021 will reflect:
•
The historical operating results, cash flows and financial position of Banco Inter (predecessor) for the dates and periods prior to the date of the restructuring (i.e., from January 1 to May 7, 2021).

•
The consolidated operating results, cash flows and financial position of Inter Platform for the dates and periods following the restructuring (i.e., from May 8 through September 30, 2021).

•
The contribution of Banco Inter’s consolidated assets and liabilities at book value on May 7, 2021.

•
The recognition of non-controlling interest on May 7, 2021, relating to the Banco Inter Shareholders that have not yet migrated to Inter Platform, measured in proportion to their economic interest in the book value of the consolidated net assets of Banco Inter.

•
The number of common shares issued by Inter Platform, as a result of the reorganization is reflected retroactively to all period presented for purposes of calculating earnings per share.

Unaudited Pro Forma Condensed Consolidated Financial Information
Section “Unaudited Pro Forma Condensed Consolidated Financial Information” of this prospectus includes our unaudited pro forma condensed consolidated statements of income for the nine months ended September 30, 2021 and for the year ended December 31, 2020, and the unaudited pro forma condensed balance sheet as of September 30, 2021.*

*
to be included in the first public filing.

The unaudited interim pro forma condensed consolidated statement of income for the year ended December 31, 2020 is based on the historical audited annual financial statements of Banco Inter, appearing elsewhere in this prospectus* and gives effect to: (i) imputed interest on the financing of the cash redemptions and (ii) estimated transaction costs. The unaudited interim pro forma condensed consolidated statement of income for the nine months ended September 30, 2021 is based on the historical unaudited interim consolidated financial statements of Inter Platform, appearing elsewhere in this prospectus and gives effect to: (i) imputed interest on the financing of the cash redemptions; (ii) estimated transaction costs; (iii) the elimination of the allocation of profit (loss) to non-controlling interests, as a result of the completion of the Proposed Transaction and (iv) earnings per share based on the number of outstanding shares of Inter Platform following the conclusion of the Proposed Transaction in two scenarios: (a) assuming that no former Banco Inter Shareholder elects to receive Cash Redeemable Shares or exercises their Withdrawal Right and (b) assuming that former Banco Inter Shareholders elect to receive Cash Redeemable Shares resulting in an aggregate cash payment in the amount of the Cash Redemption Threshold (while no Banco Inter shareholder will elect to exercise their Withdrawal Right).
The unaudited pro forma condensed balance sheet as of September 30, 2021 is based on the historical unaudited interim consolidated financial statements of Inter Platform, appearing elsewhere in this prospectus* and gives effect to two different scenarios: (i) a scenario in which no former Banco Inter Shareholder elects to receive Cash Redeemable Shares or exercises their Withdrawal Right, in which case pro forma financial information will only show the elimination of the non-controlling interest equity line item, and (ii) a scenario in which former Banco Inter Shareholders elect to receive Cash Redeemable Shares resulting in an aggregate cash payment in the amount of the Cash Redemption Threshold (while no Banco Inter Shareholder will elect to exercise their Withdrawal Right), in which case, in addition to the elimination of the non-controlling interest equity line item, pro forma financial information will show (a) cash payment in the amount of the Cash Redemption Threshold to former Banco Inter Shareholder elects to receive Cash Redeemable Shares and (b) {the disbursement of a debt financing obtained from       }{the receipt of proceeds of the issuance of notes convertible into Class A Common Shares} in the amount equivalent to the Cash Redemption Threshold.
Currency Information
We maintain our books and records in reais, which is the functional currency of all of our material operating entities as well as our reporting currency.
All references herein to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars, the official currency of the United States of America. Solely for the convenience of the reader (unless otherwise stated), we have translated certain amounts included in “Summary Consolidated Financial Information and Other Data,” and elsewhere in this prospectus from reais into U.S. dollars using the selling rate as reported by the Central Bank as of December 31, 2020 have been translated into U.S. dollars at the selling rate as of December 31, 2020 of R$5.1967 to US$1.00. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate as of December 31, 2020 may not be indicative of future exchange rates. See “Exchange Rates” for information regarding historical exchange rates for the Brazilian currency.
The U.S. dollar equivalent information presented in this prospectus is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.
Market and Other Information
This prospectus contains information, including statistical and other information relating to the industry in which we operate, obtained from reports prepared by independent consultants, governmental agencies and general publications, including the Central Bank, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) (“IBGE”), the Getúlio Vargas Foundation (Fundação Getúlio Vargas) (“FGV”), the B3 — Balcão B3 (“CETIP”), Focus Economics, the U.S. Census Bureau and the Brazilian Federation of Banks (Federação Brasileira de Bancos) (“FEBRABAN”).

*
to be included in the first public filing.

Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable, neither we nor our agents have independently verified it. Governmental publications and other market sources, including those referred to above, generally state that their information was obtained from recognized and reliable sources, but the accuracy and completeness of that information is not guaranteed. In addition, the data that we compile internally and our estimates have not been verified by an independent source. None of the publications, reports or other published industry sources referred to in this prospectus were commissioned by us or prepared at our request. We have not sought or obtained the consent of any of these sources to include such market data in this prospectus.
Special Note Regarding Non-GAAP Financial Measures
The body of generally accepted accounting principles is commonly referred to as “GAAP.” We use certain non-GAAP financial measures to analyze our financial and operational performance, as well as a basis for administrative decisions, including in connection with our analysis of our operational and financial performance and our evaluation of our liquidity. To provide investors and others with additional information regarding our financial and operating performance, we have disclosed within this prospectus our (1) return on average equity (“ROAE”), (2) our Return on Average Assets (“ROAA”), and (3) our Net Interest Margin (“NIM”), each of which is a non-GAAP financial measure.
ROAE
For annual periods, we calculate ROAE as profit for the applicable period divided by average equity, which in turn is calculated as equity as of the end of the applicable period plus equity as of the end of the prior period divided by two. In practice, ROAE is a measure of profitability that represents the profit that we are able to generate using the resources of our shareholders. Our management uses ROAE to guide its actions in maximizing our returns.
ROAA
For annual periods, we calculate ROAA as profit for the applicable period divided by total average assets, which in turn is calculated as total assets as of the end of the applicable period plus total average assets as of the end of the prior period divided by two. We use ROAA to measure the extent to which our assets generate profit.
Net Interest Margin (NIM)
We calculate NIM as net interest income and interest on securities divided by average interest-earning assets. Interest-earning assets is calculated as the sum of loans and advances to customers (net of provision for expected loss), amounts due from financial institutions, reverse repurchase agreements and securities. For 2020, average interest-earning assets are based on the average of the month-end balances for amounts due from financial institutions and reverse repurchase agreements and average of quarter-end balances within the year for loans and advances to customers (net of provision for expected loss) and securities. For 2019 and 2018, average interest-earning assets are based on the average of the month-end balances for amounts due from financial institutions and reverse repurchase agreements and averages of beginning and end of the year for loans and advances to customers (net of provision for expected loss) and securities. We use NIM to measure the difference between the interest we charge on our interest-earning assets and the interest we pay on our funding.
Non-GAAP financial measures have important limitations as analytical tools, and you should not consider them in isolation or as a basis for dividend distribution, a substitute for analysis of our results of operations or as an indicator of operating performance or liquidity. ROAE, ROAA, NIM and similar measures are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing these measures or data as reported by us to measures reported by other companies. ROAE, ROAA and NIM are not measures of financial performance or liquidity under IFRS, and should not be considered as alternatives to other indicators of our operating performance, cash flows or any other measure of performance derived in accordance with IFRS, such as operating results and cash flows from operating, financing and investing activities. Non-GAAP financial measures should be viewed as supplemental to, and not a substitute for, the Audited Financial Statements included elsewhere in this prospectus. Because this financial information is not prepared in accordance with IFRS, investors are cautioned not to place undue reliance on this information. For a reconciliation of ROAE, ROAA and NIM, see “Summary Consolidated Financial Information and Other Data.”
Rounding
Certain percentages and other amounts included in this prospectus have been rounded for ease of presentation. Accordingly, figures shown as totals in certain tables may not be an arithmetical aggregation of the figures that precede them.
Calculation of NPS
Net promoter score (“NPS”) is a widely known survey methodology that measures the willingness of customers to recommend a company’s products and services. NPS measures satisfaction using a scale of zero to 10 based on a customer’s response to the question of how likely that person is to recommend us to a friend or colleague. Responses of nine or ten are considered “promoters.” Responses of seven or eight are considered neutral. Responses of six or less are considered “detractors.” The NPS, a percentage expressed as a numerical value, is calculated by subtracting the percentage of respondents who are detractors from the percentage who are promoters and dividing that number by the total number of respondents. The NPS calculation gives no weight to customers who decline to answer the survey question. Our NPS calculation as of a given date reflects the answers collected between the first and the last day of the month evaluated. We believe that NPS provides us with useful insight on our customers’ subjective perception and satisfaction with our products and services. We use this metric to monitor the effect our customer-focused initiatives have on our customers’ satisfaction.
Certain Performance Metrics
In this prospectus, we present the indicators of our performance described below. There is no standard definition for any of these indicators and our definition of these measures may differ from the definition used by other companies.
•
Active customers.   We calculate the number of active customers for our business as the number of customers that generated revenue over a given period using our products and services. We calculate the number of active customers for our insurance business unit as the number of beneficiaries of insurance policies effective as of a particular date. We calculate the number of active customers for our investment business unit as the number of individual accounts which have invested in our platform over the applicable period. We believe that active customers, as it reflects the number of customers with a certain engagement threshold, provides us useful insight on our capacity to retain the interest of previously acquired customers. We use this metric to monitor the effect our customer-focused initiatives.

•
AUC.   We calculate assets under custody (“AUC”) as the market value of all retail customers’ assets invested through our investment platform. We believe that AUC, as it reflects the total volume of assets invested in our investment platform without accounting for our operational efficiency, provides us useful insight on the appeal of our platform. We use this metric to monitor the size of our investment platform.

•
Cross-selling index.   We calculate the cross-selling index (“CSI”) as the total number of products and services each of our customers acquires as of a given period divided by the number of customers which acquired any of the products or services we offer throughout the same period. To calculate our CSI, we consider different groups of products and services as a different product, but we do not consider multiple uses of the same product throughout the period as multiple products. We consider that a customer has acquired a product or service if they have made a payment for the product or service in the period or, in the case of products and services for which we do not charge, if the customer has used the product or service in the corresponding period. E.g. if in a given period a customer

x

pays the premium on two different types of insurance (regardless of the date which the insurance was originally acquired) and made five purchases through our marketplace, we consider that the customer has acquired three products (the two insurance products and the marketplace). We believe that CSI, as it reflects the average engagement of a customer of one of our business units with the service and products offered by our other business units, provides us useful insight on our ability to cross-sell our products and services to existing customers. We use this metric to monitor the effect our customer-focused initiatives have on our ability to generate revenue from our different business units.
•
GMV.   We calculate the gross merchandise value (“GMV”) as the total value of all sales made through our marketplace managed by Inter Shop (defined below). We believe that GMV, as it reflects the total volume of transactions in our marketplace without accounting for our operational efficiency, provides us useful insight on the size of our marketplace. We use this metric to monitor the size of our marketplace and to monitor the effect our customer-focused initiatives have on our ability to generate revenue from our marketplace.

•
Take rate.   We calculate take rate as the fee we charge on transactions performed by a third-party seller or service provider in our marketplace platform as a percentage of the total transaction amount. We use take rate to monitor our overall ability to monetize our platform to third-party sellers and service providers in our marketplace platform.

•
Card TPV.   We calculate the total payment value of our credit cards (“Card TPV”) as the total value of all payments made using our credit cards. We believe that Card TPV, as it reflects the total volume of transactions using our credit card without accounting for our operational efficiency, provides us useful insight on the appeal of our credit cards. We use this metric to monitor the effect our customer-focused initiatives have on our ability to generate revenue from our credit card products.

WHERE YOU CAN FIND MORE INFORMATION
This prospectus is part of a registration statement that we have filed with the SEC on Form F-4 under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. We have filed certain of these documents as exhibits to our registration statement, and we refer you to those documents. Each statement in this prospectus relating to a document filed as an exhibit to the registration statement of which this prospectus is a part is qualified in all respects by the filed exhibit.
Inter Platform up until this moment, has not filed any document with the SEC or any similar government authority. After the Proposed Transaction, Inter Platform will file annual reports on Form 20-F and make submissions on Form 6-K with the SEC under the rules and regulations that apply to foreign private issuers. As a foreign private issuer, Inter Platform and its respective shareholders are exempt from some of the reporting requirements of the Exchange Act, including the proxy solicitation rules, the rules regarding the furnishing of annual reports to shareholders and Section 16 short-swing profit reporting for their respective officers, directors and holders of more than 10% of their shares. You may read and copy any materials filed by Inter Platform with, or furnished by Inter Platform to, the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at +1 (800) SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC.
As of the date of this prospectus, Banco Inter is subject to the informational requirements of the CVM and B3 and files reports and other information relating to its businesses, financial condition and other matters with the CVM and B3. You may read these reports, statements and other information about Banco Inter at the public reference facilities maintained by the CVM at http://www.gov.br/cvm and the website maintained by B3 at http://www.b3.com.br. The information included on or that can be accessed through the mentioned websites is not included in this prospectus or the registration statement and is not incorporated into this prospectus or the registration statement by reference.
The public filings with the SEC and the CVM of Inter Platform and Banco Inter are also available to the public free of charge through our internet website at <https://ri.bancointer.com.br/>. The information included on our website or that might be accessed through our website is not included in this prospectus or the registration statement and is not incorporated into this prospectus or the registration statement by reference. You may also request a copy of Inter Platform’s filings at no cost by contacting Inter Platform at the following address: Av Barbacena, 1.219, 22nd floor, Santo Agostinho — Belo Horizonte, Minas Gerais, Brazil, Zip Code 30190-131.

EXCHANGE RATES
The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.
Since 1999, the Central Bank of Brazil has allowed the real/U.S. dollar exchange rate to float freely, which resulted in increasing exchange rate volatility. Until early 2003, the real declined against the U.S. dollar. Between 2006 and 2008, the real strengthened against the U.S. dollar, except in the most severe periods of the global economic crisis. Given turmoil in international markets and then-applicable Brazilian macroeconomic outlook, the real depreciated against the U.S. dollar from mid-2011 to early 2016. In particular, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real devalued at a rate much higher than in previous years. Overall in 2015, the real depreciated 32%, reaching R$3.905 per US$1.00 on December 31, 2015. In early 2016, the real faced continuing fluctuations, primarily as a result of Brazil’s political instability, and appreciated against the U.S. dollar from March 2016 until early 2017. For most of 2017, the real continued to fluctuate, and has depreciated against the U.S. dollar since the beginning of 2018. Such depreciation and fluctuation continued throughout 2019. With the COVID-19 pandemic in 2020, reais depreciated even further. On December 31, 2020, the exchange rate for reais into U.S. dollars was R$5.197 per US$1.00, based on the selling rate as reported by the Central Bank of Brazil. There can be no assurance that the real will not depreciate further against the U.S. dollar. The real may fluctuate against the U.S. dollar substantially in the future.
The Central Bank of Brazil has intervened occasionally to attempt to control instability in foreign exchange rates. We cannot predict whether the Central Bank of Brazil or the Brazilian federal government will continue to allow the real to float freely or will intervene in the exchange rate market by re-implementing a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar in the future.
Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian federal government in the future. See “Risk Factors — Risks Relating to Brazil.”
The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated, as reported by the Central Bank of Brazil:
Year Ended December 31	Period-end	Average(1)	Low	High
2016	3.2591	3.4833	3.1193	4.1558
2017	3.3080	3.1925	3.0510	3.3807
2018	3.8748	3.6558	3.1391	4.1879
2019	4.0307	3.9461	3.6519	4.2602
2020	5.1967	5.1552	4.0207	5.9366
Month	Period-end	Average(2)	Low	High
January 2021	5.4753	5.3556	5.1620	5.5074
February 2021	5.5296	5.4159	5.3417	5.5296
March 2021	5.6973	5.6461	5.4951	5.8397
April 2021	5.4036	5.5621	5.3662	5.7064
May 2021	5.2322	5.2911	5.2217	5.4505
June 2021	5.0022	5.0319	4.9206	5.1636
July 2021	5.1216	5.1567	5.0055	5.2587
August 2021	5.1433	5.2517	5.1379	5.4274
September 2021	5.4394	5.2797	5.1576	5.4394

Sources:   Central Bank of Brazil.
(1)
Represents the average of the exchange rates on the closing of each day during the year.

(2)
Represents the average of the exchange rates on the closing of each day during the month

QUESTIONS AND ANSWERS ABOUT THE PROPOSED TRANSACTION, THE BANCO INTER GENERAL MEETING AND INTER PLATFORM
The following questions and answers are intended to briefly address some commonly asked questions regarding the Proposed Transaction, the Banco Inter General Meeting, Inter Platform and other matters. These questions and answers only highlight some of the information contained in this prospectus and may not contain all of the information that is important to you, current Banco Inter Shareholder. Please further refer to “Summary” and the more detailed information contained elsewhere in this prospectus and the exhibits to this prospectus, which you should read carefully and in their entirety.
Questions and Answers for Current Banco Inter Shareholders about the Proposed Transaction
What is the Proposed Transaction on which I am being asked to vote?
The Proposed Transaction consists of a corporate reorganization of Inter with the purpose of listing shares that ultimately represent equity of Inter’s business on NASDAQ. Upon conclusion of the Proposed Transaction, Banco Inter’s equity securities will be delisted from B3. Upon completion of the Proposed Transaction, we expect to list Inter Platform Class A Common Shares on NASDAQ, to list Inter Platform BDRs on B3 and to delist all Banco Inter Shares and Banco Inter Units from B3.
The completion of the Proposed Transaction is expected to occur about 35 days after the approval by Banco Inter Shareholders at the Banco Inter General Meeting, subject to the satisfaction of certain conditions described in this prospectus. The Proposed Transaction will consist of the two steps below, which are expected to be concluded substantially at the same time on the Closing Date:
•
Merger of Shares.   Subject to the approval of the Merger Protocol at the Banco Inter General Meeting and the satisfaction or waiver of the conditions described in this prospectus (including the Cash Redemption Threshold Condition), the merger of shares will be implemented through an incorporação de ações under the Brazilian Corporation Law. Pursuant to the Merger of Shares, each Banco Inter Share issued and outstanding immediately prior to the completion of the Proposed Transaction will be automatically contributed into HoldFin in exchange for a certain number of newly issued mandatorily redeemable preferred shares of HoldFin, determined pursuant to the Exchange Ratios, and Banco Inter will become a wholly owned subsidiary of HoldFin. Each Banco Inter Shareholder, in its sole discretion, may elect to receive Class A Redeemable Shares or Cash Redeemable Shares.

•
Redemption.   Immediately after the Merger of Shares, HoldFin will redeem (i) all of its Class A Redeemable Shares and deliver to each holder thereof one Inter Platform BDR (which may be cancelled immediately thereafter, if such holder wants to receive the underlying Inter Platform Class A Common Shares) and (ii) all of its Cash Redeemable Shares and pay the applicable cash consideration to each holder thereof.

Immediately following the completion of the Proposed Transaction:
•
Banco Inter will be an indirect wholly owned subsidiary of Inter Platform.

•
The business conducted by Inter will be the same as prior to the Proposed Transaction.

•
If you did not validly exercise Withdrawal Rights or elect to receive Cash Redeemable Shares, you will become a shareholder of Inter Platform (directly, through the holding of Inter Platform Class A Common Shares, or indirectly, through the holding of Inter Platform BDRs).

•
The shareholders of Inter Platform will be essentially the same as the current shareholders of Banco Inter, except for those current Banco Inter Shareholders that have validly exercised Withdrawal Rights or elected to receive Cash Redeemable Shares.

•
The controlling shareholders of Inter, who currently exercise control through their ownership of a majority of Banco Inter Common Shares, will continue to control Inter’s business through the ownership of Inter Platform Class B Common Shares representing the majority of the voting power in Inter Platform.

Currently, Banco Inter Common Shares, Banco Inter Preferred Shares and Banco Inter Units are listed on B3.
If the Proposed Transaction is concluded, what will I receive?
Subject to the approval of the Merger Protocol at the Banco Inter General Meeting and the satisfaction or waiver of the conditions described in this prospectus (including the Cash Redemption Threshold Condition), each Banco Inter Shareholder will receive the following consideration, based on the Exchange Ratios described below:
A.
Each holder of Banco Inter Common Shares or Banco Inter Preferred Shares will receive      Inter Platform BDRs for each one Banco Inter Common Share or Banco Inter Preferred Share that it holds, unless such shareholder has elected to receive Cash Redeemable Shares;

B.
Each holder of Banco Inter Units will receive           Inter Platform BDRs for each one Banco Inter Unit that it holds, unless such shareholder has elected to receive Cash Redeemable Shares;

C.
Each Banco Inter Shareholder that has elected to receive Cash Redeemable Shares will receive a cash payment of (i) R$       for each one Banco Inter Common Share or Banco Inter Preferred Share that it holds or (ii) R$       for each one Banco Inter Unit that it holds.

The Exchange Ratios have been established so that each Banco Inter Shareholder will receive, upon completion of the Proposed Transaction, the same economic interest in the total capital of Inter Platform as it had in Banco Inter’s total capital immediately before completion of the Proposed Transaction, except for the effect of the cash redemption of the Cash Redeemable Shares and the exercise of Withdrawal Rights.
On the Closing Date, each Banco Inter Shareholder will receive Inter Platform BDRs, in Brazil, against delivery of its Banco Inter Shares, based on the Exchange Ratios (as defined below), unless such Banco Inter Shareholder has elected to receive Cash Redeemable Shares. A Banco Inter Shareholder that wants to receive Cash Redeemable Shares must make this election by no later than the fifth business day after the Banco Inter General Meeting (i) through the facilities of the Central Depositary of B3 (Central Depositária da B3) or (ii) for Banco Inter Shareholders holding Banco Inter Shares directly in the corporate books, through Banco Bradesco S.A., the registrar of Banco Inter Shares. A beneficial owner of Banco Inter shares must instruct its broker or custodian operating in Brazil of such election by the time indicated by such broker or custodian. Upon election to receive Cash Redeemable Shares, such Banco Inter Shareholder will no longer be permitted to trade its Banco Inter Shares and will not be able to opt to receive Inter Platform BDRs. The cash redemption of the Cash Redeemable Shares will occur on the Closing Date, which is expected to occur about 35 days after the Banco Inter General Meeting.
At any time, and from time to time, on or after the Closing Date, a Banco Inter Shareholder that wants to receive Inter Platform Class A Common Shares may request the cancellation of all or a portion of its Inter Platform BDRs by (a) instructing its broker or custodian operating in Brazil to cancel its Inter Platform BDRs with the BDR Depositary and (b) delivering evidence that all fees and potential taxes due in connection with this service were duly paid, as set forth in the deposit agreement. The cancellation instruction to the broker or custodian must include an appropriate brokerage account outside of Brazil to receive the underlying Inter Platform Class A Common Shares. No fees for cancellation of Inter Platform BDRs will be charged from investors during the first 30 days after the Closing Date.
Following the Proposed Transaction, any fractional Inter Platform BDRs will be grouped into whole numbers and sold on the open market managed by B3, as applicable. The net proceeds from the sale of the fractional Inter Platform BDRs will be distributed on a pro rata basis to the former Banco Inter Shareholders that held such fractional Inter Platform BDRs. No additional consideration in cash or in kind will be paid by Inter Platform to Banco Inter Shareholders who opt to receive Inter Platform BDRs in connection with the Proposed Transaction.
It is a condition to completion of the Proposed Transaction that the total amount to be paid when redeeming the Cash Redeemable Shares does not exceed the Cash Redemption Threshold. If the Cash Redemption Threshold is exceeded, the Proposed Transaction will not be concluded, unless Banco Inter and Inter Platform waive this condition, following a determination of the board of directors of Banco Inter that this waiver is in the best interest of Banco Inter and Banco Inter Shareholders. See “The Proposed Transaction.”
Will all of Banco Inter Shareholders receive the same consideration?
All non-controlling shareholders of Banco Inter (including SoftBank, pursuant to the SoftBank Roll-Up as described herein) will receive the same consideration, based on the Exchange Ratios.
On the Closing Date, the controlling shareholders will hold   Inter Platform Class B Common Shares, which represents the same economic interest in Inter Platform as the controlling shareholders indirectly have in Banco Inter as of the date of this prospectus. However, while each Inter Platform Class A Common Share is entitled to one vote at the shareholders’ meeting of Inter Platform, each Inter Platform Class B Common Share is entitled to ten votes at the shareholders’ meeting of Inter Platform. The controlling shareholders currently control our business through their indirect ownership of a majority of the voting capital of Banco Inter, in the form of Banco Inter Common Shares. A significant part of Banco Inter’s capital also consists of Banco Inter Preferred Shares, which do not have voting rights, except with respect to certain extraordinary matters, such as approval of mergers, spin-offs, transformation and agreements between Banco Inter and its controlling shareholders. Upon completion of the Proposed Transaction, the controlling shareholders will hold a majority of Inter Platform Class B Common Shares, which will permit the controlling shareholders to control the outcome of all decisions at all Inter Platform shareholders’ meetings, and will be able to elect a majority of the members of Inter Platform board of directors. The exact participation of the controlling shareholders in Inter Platform voting capital upon completion of the Proposed Transaction will depend on the number of current Banco Inter Shareholders that exercise Withdrawal Rights or elect to receive Cash Redeemable Shares. See “Inter Platform — Share Capital and Constituent Documents.”
What happens if the Proposed Transaction is not approved at the Banco Inter General Meeting?
If the Proposed Transaction is not approved at the Banco Inter General Meeting, the Proposed Transaction will not become effective. In this case, (i) you will continue to hold your Banco Inter Shares, (ii) Banco Inter Shares will remain listed on B3, (iii) Inter Platform will not have its Class A Common Shares listed on NASDAQ and you will not receive Inter Platform Class A Shares, Inter Platform BDRs or Cash Redeemable Shares, and (iv) you will not have Withdrawal Rights.
What happens if the Proposed Transaction is approved at the Banco Inter General Meeting but the Cash Redemption Threshold is exceeded?
It is a condition to completion of the Proposed Transaction that the total amount to be disbursed by HoldFin in connection with the redemption of all Cash Redeemable Shares does not exceed the Cash Redemption Threshold. If the Cash Redemption Threshold is exceeded, the Proposed Transaction will not be concluded, unless Banco Inter and Inter Platform waive this condition, following a determination of the board of directors of Banco Inter that this waiver is in the best interest of Banco Inter and Banco Inter Shareholders. If the Cash Redemption Threshold is not waived, the Proposed Transaction will not be concluded. In this case, (i) you will continue to hold your Banco Inter Shares, (ii) Banco Inter Shares will remain listed on B3, (iii) Inter Platform will not have its Class A Common Shares listed on NASDAQ and you will not receive Inter Platform Class A Shares, Inter Platform BDRs or Cash Redeemable Shares, and (iv) you will not have Withdrawal Rights.
When do you expect the Proposed Transaction to be concluded?
We expect the Proposed Transaction to close in the last week of 2021, subject to the approval of Banco Inter shareholders at the Banco Inter General Meeting and satisfaction or waiver of certain conditions, including the Cash Redemption Threshold Condition. We cannot guarantee that the Proposed Transaction will be concluded within this timeframe.

Will the Inter Platform Class A Common Shares and the Inter Platform BDRs be traded on any stock exchange?
We expect that on or about the Closing Date of the Proposed Transaction, the Inter Platform Class A Common Shares will be listed on NASDAQ under the symbol “BIDI” and that the Inter Platform BDRs will be listed on B3 under the symbol “BIDD31.”
How do I elect to receive Inter Platform Class A Common Shares instead of Inter Platform BDRs?
At any time, and from time to time, on or after the Closing Date, a Banco Inter Shareholder that wants to receive Inter Platform Class A Common Shares may request the cancellation of all or a portion of its Inter Platform BDRs by (a) instructing its broker or custodian operating in Brazil to cancel its Inter Platform BDRs with the BDR Depositary and (b) delivering evidence that all fees and potential taxes due in connection with this service were duly paid, as set forth in the deposit agreement. The cancellation instruction to the broker or custodian must include an appropriate brokerage account outside of Brazil to receive the underlying Inter Platform Class A Common Shares. No fees for cancellation of Inter Platform BDRs will be charged from investors during the first 30 days after the Closing Date.
Can I elect to receive cash instead of Inter Platform BDRs?
Yes. If you want to receive cash instead of Inter Platform BDRs, you must elect to receive Cash Redeemable Shares by no later than the fifth business day after the Banco Inter General Meeting (i) through the facilities of the Central Depositary of B3 (Central Depositária da B3) or (ii) for Banco Inter Shareholders holding Banco Inter Shares directly in the corporate books, through Banco Bradesco S.A., the registrar of Banco Inter Shares. A beneficial owner of Banco Inter shares must instruct its broker or custodian operating in Brazil of such election by the time indicated by such broker or custodian. Upon election to receive Cash Redeemable Shares, such Banco Inter Shareholder will no longer be permitted to trade its Banco Inter Shares and will not be able to opt to receive Inter Platform BDRs. The cash redemption of the Cash Redeemable Shares will occur on the Closing Date, which is expected to occur about 35 days after the Banco Inter General Meeting.
If the Cash Redemption Threshold is not exceeded and the other conditions described in this prospectus are satisfied or waived, on the Closing Date we will redeem all Cash Redeemable Shares for cash.
It is a condition to completion of the Proposed Transaction that the total amount to be disbursed by HoldFin in connection with the redemption of all Cash Redeemable Shares does not exceed the Cash Redemption Threshold. If the Cash Redemption Threshold is exceeded, the Proposed Transaction will not be concluded, unless Banco Inter and Inter Platform waive this condition, following a determination of the board of directors of Banco Inter that this waiver is in the best interest of Banco Inter and Banco Inter Shareholders.
Additionally, you may exercise your withdrawal rights pursuant to Brazilian law. For more information on Withdrawal Rights, see “Banco Inter General Meeting.”
May I continue to be a shareholder of Banco Inter?
If the Proposed Transaction is concluded, you will not be able to continue to be a direct shareholder of Banco Inter, but you will be able to continue to be an indirect shareholder of Banco Inter through the ownership of Inter Platform Class A Common Shares or Inter Platform BDRs, as the case may be. Upon completion of the Proposed Transaction, Banco Inter will no longer have its shares listed on B3 or any other exchange and Banco Inter will become a wholly owned subsidiary of HoldFin.
Can the Proposed Transaction be unwound?
If the Proposed Transaction is concluded, the Proposed Transaction will not be unwound.
What other conditions must be satisfied to complete the Proposed Transaction?
In addition to the condition that the Cash Redemption Threshold is not exceeded, completion of the Proposed Transaction is subject to certain additional conditions, including:

•
Inter Platform’s registration statement filed with the SEC on Form F-4 to effect the registration under the Securities Act of the Inter Platform Class A Common Shares to be issued to Banco Inter Shareholders shall have become effective, no stop order suspending the effectiveness of the Form F-4 shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC;

•
The Cash Redemption Price shall be approved by Banco Inter Shareholders at the Banco Inter General Meeting;

•
Inter Platform Class A Common Shares shall be approved for listing on NASDAQ; and

•
Inter Platform BDRs shall be approved by the CVM and for listing on B3.

The Proposed Transaction is not subject to regulatory approval. For further details on closing conditions, see “The Proposed Transaction.”
Are any of the conditions precedent for the Proposed Transaction subject to waiver?
Banco Inter and Inter Platform may waive the Cash Redemption Threshold Condition, following a determination of the board of directors of Banco Inter that this waiver is in the best interest of Banco Inter and Banco Inter Shareholders.
Do I have withdrawal rights (direito de recesso) in connection with the Proposed Transaction?
Pursuant to Article 137 of the Brazilian Corporation Law, if the Proposed Transaction is approved at the Banco Inter General Meeting, holders of Banco Inter Common Shares (including Common Shares held through Units) that do not vote in favor of the approval of the Merger Protocol and who are holders of record of Banco Inter Common Shares on the Withdrawal Rights Record Date and hold their Banco Inter Common Shares through the Closing Date will have the right to withdraw their Banco Inter Common Shares for their book value, as of            , of R$       per Banco Inter Common Share. For more detail about the Withdrawal Rights, see “Banco Inter General Meeting” below.
If you exercise Withdrawal Rights, you will receive a cash payment in the amount described in the prior paragraph and will not receive Inter Platform Class A Shares, Inter Platform BDRs or Cash Redeemable Shares.
You must hold Banco Inter Common Shares on the Withdrawal Rights Record Date and hold your Banco Inter Common Shares through the Closing Date of the Merger of Shares in order to validly exercise Withdrawal Rights. If you sell your Banco Inter Common Shares at any time after the date on which the Proposed Transaction was first announced and prior to the Closing Date, you will not be permitted to exercise Withdrawal Rights. An investor who acquires Banco Inter Common Shares after the date on which the Proposed Transaction was first announced will not be able to exercise Withdrawal Rights.
What is the difference between Withdrawal Rights and the right to receive Cash Redeemable Shares?
Cash Redeemable Shares are one of the possible considerations for the contribution of its Banco Inter Shares into HoldFin, as part of the Merger of Shares. Subject to the approval of the Merger Protocol at the Banco Inter General Meeting and the satisfaction or waiver of the conditions described in this prospectus (including the Cash Redemption Threshold Condition), each Banco Inter Shareholder that opted to receive Cash Redeemable Shares will receive, on the Closing Date, a cash payment of (i) R$      for each one Banco Inter Common Share or Banco Inter Preferred Share that it holds or (ii) R$      for each one Banco Inter Unit that it holds.
Withdrawal rights (direito de recesso) are a statutory right provided by the Brazilian Corporation Law to shareholders that do not vote in favor of the approval of the Merger Protocol. A Banco Inter Shareholder that exercises Withdrawal Rights will receive a cash payment based the book value of Banco Inter Common Shares as of            . The consideration payable in connection with the exercise of Withdrawal Rights is expected to be significantly less than the amounts payable in connection with the redemption of Cash Redeemable Shares.

We assume that no holder of Banco Inter Common Shares will exercise Withdrawal Rights, because all Banco Inter Shareholders may elect to receive Cash Redeemable Shares and we expect the Cash Redemption Price to be higher than the book value of Banco Inter Common Shares as of            .
Questions and Answers About the Banco Inter General Meeting
What corporate approvals are needed for the Proposed Transaction?
The Proposed Transaction is subject to the approval of Banco Inter Shareholders at the Banco Inter General Meeting. In order to approve the Merger Protocol, holders of at least the majority of the outstanding Banco Inter Common Shares and Banco Inter Preferred Shares (including holders through Banco Inter Units, but not including the Banco Inter Shares held by our controlling shareholders or by SoftBank) attending the Banco Inter General Meeting, voting together, must vote in favor of the Proposed Transaction.
The Merger of Shares and other steps for the Proposed Transaction are also subject to the approval of the board of directors of HoldFin and by Inter Platform, as the shareholder of HoldFin. The Proposed Transaction is also subject to the approval of the directors of Inter Platform. We expect these approvals to be obtained prior to the Banco Inter General Meeting.
Where and when will the Banco Inter General Meeting be held?
TIME AND DATE: November   , 2021
PLACE:
AGENDA: Consider and vote on the Merger of Shares, a corporate transaction through which each Banco Inter Share issued and outstanding immediately prior to the completion of the Proposed Transaction will be automatically contributed into HoldFin in exchange for a certain number of newly issued HoldFin Redeemable Shares, determined pursuant to the Exchange Ratios, pursuant to the Merger of Shares Protocol. The agenda for the meeting will also include other related items required for delisting Banco Inter Shares from B3, including the approval of the Cash Redemption Price.
For additional information about the Banco Inter General Meeting, see “Banco Inter General Meeting.”
What is the quorum for installation of the Banco Inter General Meeting?
The Banco Inter General Meeting will be installed on first call if attended by shareholders representing collectively: (i) 20% of the outstanding Banco Inter Common Shares and Banco Inter Preferred Shares (including holders through Banco Inter Units, but not including the Banco Inter Shares held by our controlling shareholders or by SoftBank) and (ii) 2/3 of Banco Inter total share capital (including shares held by our controlling shareholders and by SoftBank). If the attendance requirement is not met for the Banco Inter General Meeting on first call, the Banco Inter General Meeting will be reconvened at a date and time at least eight calendar days after the date and time scheduled for the Banco Inter General Meeting on first call. The Banco Inter General Meeting will be installed on second call with any percentage of holders present at the meeting following second call.
Will the controlling shareholders of Banco Inter and SoftBank be permitted to vote at the Banco Inter General Meeting?
No.
May I attend the Banco Inter General Meeting?
If you hold Banco Inter Common Shares, Banco Inter Preferred Shares or Banco Inter Units, you may attend the Banco Inter General Meeting, provided that you present the appropriate documentation required by Banco Inter for participation.

May I vote at the Banco Inter General Meeting?
If you hold Banco Inter Common Shares, Banco Inter Preferred Shares or Banco Inter Units, you may vote at the Banco Inter General Meeting, provided that you present the appropriate documentation required by Banco Inter for voting.
How can I attend and vote on the Banco Inter General Meeting?
Banco Inter will convene the Banco Inter General Meeting by publishing a notice in two Brazilian newspapers (the State official gazette and a major newspaper). The first call notice must be published no fewer than three times, beginning at least 21 calendar days prior to the Banco Inter General Meeting date. On the second call, the notice must be published no fewer than three times, beginning at least 8 calendar days prior to the Banco Inter General Meeting date.
Shareholders may attend the Banco Inter General Meeting: (i) in person, if an individual; (ii) by its legal representatives, if a legal entity (company or investment fund); or (iii) by proxy, provided the shareholder complies with the applicable rules (for more information, see “Banco Inter General Meeting”). The documents necessary for participating in the Banco Inter General Meeting may be sent to Banco Inter prior to the date for which the meeting was called in order for the company to evaluate the request and grant access to the Banco Inter General Meeting to the shareholder, if that is the case. The documents necessary for participating in the Banco Inter General Meeting are available in Banco Inter’s Investor Relations website (ri@bancointer.com.br) and will also be disclosed to the market 21 days prior to the date for which the Banco Inter General Meeting was first called.
With respect to the approval of the Merger Protocol, each Banco Inter Common Share and each Banco Inter Preferred Share is entitled to one vote at the Banco Inter General Meeting.
What happens if I do not vote?
If you are a Banco Inter Shareholder and you do not vote, you will receive the same treatment as the other Banco Inter Shareholders. If the Proposed Transaction is not approved at the Banco Inter General Meeting or if it is approved but Cash Redemption Threshold is exceeded, you will continue to hold your Banco Inter Shares. If the Proposed Transaction is approved at the Banco Inter General Meeting, you will have the option to exercise Withdrawal Rights (as long as you held your Banco Inter Shares on the date on which the Proposed Transaction was first announced, and continued to hold your Banco Inter Shares through the Closing Date). If you do not exercise your Withdrawal Rights or opt to receive Cash Redeemable Shares, and the Cash Redemption Threshold is not exceeded, you will automatically receive the applicable number of Inter Platform BDRs, based on the number of Banco Inter Shares that you own. See “The Proposed Transaction.”
How does the board of directors of Banco Inter recommend that I vote?
The board of directors of Banco Inter has approved the rationale behind the Proposed Transaction and instructed management to further study its adoption and implementation. The final terms of the Proposed Transaction are being defined and the board of directors of Banco Inter will deliberate whether the Proposed Transaction is advisable, fair and in the best interests of Banco Inter in due course.
Are any Banco Inter Shareholders already committed to vote in favor of the proposal to approve the Proposed Transaction?
We have not received any formal commitments to vote in favor of the Proposed Transaction yet. SoftBank, one of our major shareholders, has expressed its willingness to support the transaction, but SoftBank will not be permitted to vote at the Banco Inter General Meeting.
What is this document and why am I receiving it?
This document is a prospectus of Inter Platform relating to the Inter Platform BDRs that will be issued as the consideration upon completion of the Proposed Transaction, which Inter Platform BDRs will represent one Inter Platform Class A Common Share, which will be listed on NASDAQ. It also informs Banco Inter

Shareholders of the upcoming Banco Inter General Meeting at which Banco Inter Shareholders will vote on, among other things, the Merger of Shares Protocol, and provides details of the consideration Banco Inter Shareholders will receive upon completion of the Proposed Transaction. You should carefully review this prospectus, because, as a holder of Banco Inter Shares, you will be entitled to vote at the Banco Inter General Meeting that has been called in order for Banco Inter Shareholders to approve the Merger Protocol.
Questions and Answers About Inter Platform
Who is Inter Platform?
Inter Platform is currently a holding company through which the controlling shareholders and certain other Banco Inter Shareholders hold their Banco Inter Shares. As of the date of this prospectus, Inter Platform does not own any assets other than shares of HoldFin, and HoldFin does not hold any assets other than Banco Inter Shares. Neither Inter Platform nor HoldFin has any material liability or contingency. Immediately prior to the Closing Date, Inter Platform will not own any assets other than any proceeds raised for redemption of Cash Redeemable Shares and shares of an intermediary holding company organized under the laws of Delaware (“New LLC”), which will not own any assets other than shares of HoldFin, and HoldFin will not own any assets other than Banco Inter Shares. Therefore, the business of Inter Platform and its consolidated subsidiaries is the same as the business of Banco Inter and will remain the same immediately following the Proposed Transaction. Inter Platform is incorporated as an exempted company with limited liability in the Cayman Islands.
Who will be the shareholders of Inter Platform after completion of the Proposed Transaction?
If the Proposed Transaction is concluded, the same shareholders of Banco Inter will be shareholders of Inter Platform, except for the shareholders that exercise Withdrawal Rights or elect to receive Cash Redeemable Shares. Upon conclusion of the Proposed Transaction, Inter Platform will have a total issued share capital of up to US$    , divided into up to    common shares. Those common shares will be divided into:
•
    Class A Common Shares and           Class B Common Shares, assuming that no former Banco Inter Shareholder elects to receive Cash Redeemable Shares; or

•
    Class A Common Shares and           Class B Common Shares, assuming that former Banco Inter Shareholders elect to receive Cash Redeemable Shares resulting in an aggregate cash payment in the amount of the Cash Redemption Threshold.

Inter Platform Class B Common Shares will be held by Banco Inter controlling shareholders.
Will I have voting rights as a holder of Inter Platform Class A Common Shares or Inter Platform BDRs?
Yes, each Inter Platform Class A Common Share (including Inter Platform Class A Common Shares held as Inter Platform BDRs) is entitled to one vote and each Inter Platform Class B Common Share is entitled to ten votes. See “Inter Platform — Share Capital and Constituent Documents.” The procedure for voting if you hold Inter Platform BDRs may be different. For more information, see “Description of BDRs and Deposit Agreement.”
Will I have the right to receive dividends, as a holder of Inter Platform Class A Common Shares or Inter Platform BDRs?
Yes. Each Inter Platform Class A Common Share (including Inter Platform Class A Common Shares held as Inter Platform BDRs) and Inter Platform Class B Common Share is entitled to receive dividends, if and when approved by the board of directors of Inter Platform and subject to the existence of distributable reserves of Inter Platform. A holder of an Inter Platform Class A Common Share (including Inter Platform Class A Common Shares held as Inter Platform BDRs) is entitled to receive the same amount of dividends per share as a holder of an Inter Platform Class B Common Share. For further information on dividends, see “The Proposed Transaction — Dividend Information.”

What are the differences between Inter Platform Class A Common Shares and Inter Platform Class B Common Shares?
Each Inter Platform Class A Common Shares is entitled to one vote per share and each Inter Platform Class B Common Shares is entitled to 10 votes per share.
Holders of Inter Platform Class A Common Shares do not have preemptive rights. Holders of Inter Platform Class B Common Shares are entitled to maintain a proportional ownership and voting interest in the event that additional Inter Platform Class A Common Shares are issued. As such, except for certain exceptions, if Inter Platform increases its share capital or issue Inter Platform Class A Common Shares, it must first make an offer to each holder of Inter Platform Class B Common Shares to issue to such holder on the same economic terms such number of Inter Platform Class A Common Shares and Inter Platform Class B Common Shares, as applicable, as would ensure such holder may maintain a proportional ownership and voting interest. This right to maintain a proportional ownership interest may be waived by the holders of two-thirds of the Class B Common Shares pursuant to an SEC-registered public offering of Class A Common Shares. Pursuant to Inter Platform’s Articles of Association, preemptive rights will be deemed waived to the extent a holder of Class B Common Shares does not exercise them within 30 days of the offer to such holder of Class B Common Shares.
Inter Platform will apply to list Inter Platform Class A Common Shares on NASDAQ. Inter Platform Class B Common Shares will not be listed on any exchange and, pursuant to the Inter Platform Articles of Association, each Class B Common Share may be converted into one Class A Common Share (i) upon delivery of notice to Inter Platform, at its registered office, in the form described in our Articles of Association, or (ii) automatically upon any transfer of such Class B Common Share, whether or not for value, except for certain limited transfers described in our Articles of Association. Class B Common Shares may also be converted into Class A Common Shares in other circumstances.
The rights of the two classes of common shares are otherwise identical. See “Inter Platform — Share Capital and Constituent Documents.”
Can I convert my Inter Platform Class A Common Shares into Inter Platform Class B Common Shares?
No. Inter Platform Class A Common Shares are not convertible into Inter Platform Class B Common Shares.
What are the differences between the rights of Banco Inter Shareholders and holders of Inter Platform Shares?
Rights of shareholders of Inter Platform and rights of Banco Inter Shareholders may be significantly different. Rights of shareholders of Inter Platform will be governed by Cayman Islands Law and the Inter Platform Articles of Association. Rights of Banco Inter Shareholders and rights of shareholders of Inter Platform may differ significantly. While Banco Inter is a Brazilian corporation is listed on B3, and subject to Brazilian Corporation Law and B3 Nível 2 listing rules, Inter Platform is a Cayman exempt corporation, subject to Cayman Companies Act and NASDAQ listing rules. For a summary of the material differences between the rights of Banco Inter Shareholders and Inter Platform shareholders, see “Comparison of the Rights of Holders of Inter Platform Shares and Banco Inter Shares.”
Questions and Answers About Other Issues
Can I sell my Banco Inter Shares after the Banco Inter General Meeting?
Subject to the observance of applicable legal requirements, Banco Inter Shares will continue to be listed on B3 and be eligible for trading over B3 under their existing ticker symbol until the Closing Date. However, if you exercise your Withdrawal Rights or elect to receive Cash Redeemable Shares, you will not be allowed to trade your Banco Inter Shares.
Will I have to pay any brokerage commission in connection with the Proposed Transaction?
You will not have to pay brokerage commissions if your Banco Inter Shares are registered in your name. If your Banco Inter Shares are held through a bank or broker or a custodian linked to a stock exchange, you should consult with them as to whether or not they charge any transaction fee or service charges in connection with the Merger of Shares or the other elements of the Proposed Transaction.
What are the U.S. federal income tax consequences of the Proposed Transaction to Banco Inter Shareholders?
We expect that the exchange of Banco Inter Shares for the consideration in the Proposed Transaction will be a taxable transaction for U.S. federal income tax purposes. Gain or loss realized by a U.S. Holder (as defined herein) on the exchange generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. Holder has held the Banco Inter Shares for more than one year.
You should read the section entitled “Material Tax Considerations — Material U.S. Federal Income Tax Considerations” for more information on the U.S. federal income tax consequences of the Proposed Transaction and you should consult your own tax advisors regarding the tax consequences of the Proposed Transaction in your particular circumstances.
What are the Brazilian income tax consequences of the Proposed Transaction to Banco Inter Shareholders?
The Merger of Shares (incorporação de ações) of Banco Inter Common Shares into HoldFin and the subsequent redemption of HoldFin Redeemable Shares may trigger the recognition of gains subject to taxation in Brazil. The tax rates applicable to these gains would depend on the type, domicile and regime of the corresponding holder. You should read the section entitled “Material Tax Considerations — Material Brazil Income Tax Considerations” for more information on the Brazil income tax consequences of the Proposed Transaction. This section also describes the income tax treatment applicable to dividends or other similar income arising from Class A Common Shares and BDRs earned by Brazilian holders, which may be subject to income tax in accordance with the applicable regime for investments held outside Brazil. Such rules are different from the rules applicable to direct investments in a Brazilian company (such as Banco Inter) and do not provide for certain benefits such as the tax exemption on the distribution of dividends.
If the bill of Tax Reform is approved and sanctioned prior to the end of 2021 and the Proposed Transaction is concluded on or after January 1, 2022, the new income tax rules may require that the redemption of HoldFin Redeemable Shares be performed based on the market value of Inter Platform BDRs, rather than its book value, potentially triggering the recognition of taxable capital gains in Brazil.
The terms of the Tax Reform and their impact on Inter Platform and current Banco Inter Shareholders will not be known until the final version of the Tax Reform be approved by Congress and sanctioned by the Brazilian President, if that ever happens.
You should consult your own tax advisors regarding the tax consequences of the Proposed Transaction in your particular circumstances.
What will be the accounting treatment of the Proposed Transaction?
Under IFRS as issued by the IASB, the Proposed Transaction will be a reorganization under common control accounted for by Inter Platform on a book value basis.
Are there risks associated with the Proposed Transaction?
Yes. There are a number of risks related to the Proposed Transaction that are discussed in this prospectus. In evaluating the Proposed Transaction, before making any decision on whether and how to vote, you are urged to read carefully and in its entirety this prospectus, in particular the section entitled “Risk Factors.”
Who can help answer my questions?
The information provided above in the question-and-answer format is for your convenience only and is merely a summary of some of the information contained elsewhere in this prospectus. You should read carefully the entire prospectus, including the information in the exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”
If you have any questions about the Proposed Transaction, Banco Inter and Inter Platform’s investor relations office can be reached at: phone: + 55 (31) 2138-7974, email: ri@bancointer.com.br.

SUMMARY OF INTER
The following is a summary that highlights information contained in this prospectus. This summary may not contain all the information that is important to you. For a more complete description of the Proposed Transaction and the Merger of Shares Protocol, we encourage you to read carefully this entire prospectus, including the Exhibits to the registration statement of which this prospectus is a part.
The Parties
Inter Platform
Inter Platform, Inc. is currently a holding company through which the controlling shareholders and certain other Banco Inter Shareholders hold their Banco Inter Shares. As of the date of this prospectus, Inter Platform does not own any assets other than its shares of HoldFin, and HoldFin does not hold any assets other than Banco Inter Shares. Neither Inter Platform nor HoldFin has any material liability or contingency. Therefore, the business of Inter Platform and its consolidated subsidiaries is the same as the business of Banco Inter and will remain the same immediately following the Proposed Transaction. Inter Platform was incorporated on January 26, 2021 as an exempted company with limited liability in the Cayman Islands. Inter Platform’s principal executive office is located at Avenida Barbacena, No. 1.219, 22nd floor, Belo Horizonte, Brazil 30190-131.
If the Proposed Transaction is concluded, the same shareholders of Banco Inter will be shareholders of Inter Platform, except for the shareholders that exercise Withdrawal Rights or elect to receive Cash Redeemable Shares. Upon conclusion of the Proposed Transaction, Inter Platform will have a total issued share capital of up to US$  , divided into up to    common shares. Those common shares will be divided into:
•
       Class A Common Shares and                 Class B Common Shares, assuming that no former Banco Inter Shareholder elects to receive Cash Redeemable Shares; or

•
       Class A Common Shares and                 Class B Common Shares, assuming that former Banco Inter Shareholders elect to receive Cash Redeemable Shares resulting in an aggregate cash payment in the amount of the Cash Redemption Threshold.

Banco Inter
Banco Inter is a fully digital platform offering solutions to its customers. Through Banco Inter, we offer a wide range of financial and non-financial products and solutions to our customers with the goal of becoming a one-stop shop that fulfills the different needs of all types of customers. Our products and solutions are offered through our app and are split into five interconnected and interdependent business units: (i) day-to-day banking, (ii) credit, (iii) insurance, (iv) investments, and (v) marketplace.
Banco Inter S.A. was incorporated as a corporation (sociedade por ações) in the Federative Republic of Brazil on September 16, 1994. Banco Inter’s common shares, preferred shares and units (comprising two preferred shares and one common share) are listed on B3’s Nível 2 segment under the symbols “BIDI3,” “BIDI4” and “BIDI11,” respectively. Banco Inter’s shares and units have not been subject to any significant trading suspensions in the prior three years. Its principal executive office is located at Avenida Barbacena, No. 1.219, 22nd floor, Belo Horizonte — MG, Brazil 30190-131. Its investor relations office can be reached at ri@bancointer.com.br and its website address is ri.bancointer.com.br. The information contained on, or accessible through, such website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus. See “Summary of Consolidated Financial Information and Other Data,” and “Information About Banco Inter.”
Our Business Model
Our Vision
We aspire to build and scale a comprehensive digital ecosystem with a fulsome set of new age products & services, transcending pure play financial services, into all aspects of daily life, via a highly engaging, intuitive mobile application, which democratizes digital inclusion, transforms the ways our users interact with technology and makes their daily lives increasingly easier.
Inter Ecosystem Overview
We are a fully digital platform offering solutions to our customers’ daily needs. The genesis of our mobile solution seeks to provide customers with a fully digital day-to-day banking mobile app. When we conceived our foundational product, millions of customers in Brazil were unbanked and poorly served by legacy financial institutions. This is still the case, but we believe we have been an agent for change and one of the key contributors to the democratization of transparent financial services in Brazil over the last 5 years. Our digital native solution provides customers, with a tech enabled digital account for individuals and small businesses, empowering them to access a wide range of products in use cases including payments, transfers, withdrawals, cards, PIX. Our fully digital customer-centric culture allows us to deliver these services with a highly differentiated user experience, as outlined by our NPS of 84 points in June 2021.
The success of our foundational product allowed us to experience a very rapid growth in our client base, from 1.5 million active users as of December 31, 2018, to over 4.1 million as of December 31, 2019 and ultimately to approximately 12.0 million as of June 30, 2021. Dating back to our early days, our strategy has always been to provide customers with a differentiated value proposition, via a highly scalable technology stack, in which we would be able to add additional functionalities over time. Today we think of our app ecosystem as helping our customers in five highly synergistic core verticals: (i) day-to-day banking, (ii) credit, (iii) insurance, (iv) investments, and (v) marketplace.
We believe we have delivered on the strategy of launching and scaling adjacent products & services, as outlined by the milestones we have achieved thus far. Following the success of our day-to-day banking solution we integrated a comprehensive offering of credit products, focused on secured loans, which we believe offer the best risk-return to our shareholders. Our product lines within this vertical include home equity loans, payroll deduction loans, receivables discounting and a growing credit card portfolio backed by customer’s investments. Our credit portfolio benefits from strong competitive barriers including significant data analytics, which we derive from the primary banking relationships we have built via our day-to-day banking vertical.
In addition to our core digital banking offerings, we also offer an in-app insurance product suite, including life insurance, health insurance, electronic-devices insurance and extended warranty underwritten by insurance companies with which we have a commercial partnership. In fact, we have experienced an increased penetration of cross-sell within this product line, which has allowed us to continue to grow our customer lifetime value, while benefiting from increased cost scaling across our platform.
We also offer customers with a full-fledged investment platform. In addition to offering customers a wide range of investment alternatives, in a transparent and low-cost format, this vertical stimulates cross-selling and cements our position as the primary financial hub for our customers, leading to more frequency, higher retention and lower churn over time. One example of the synergistic aspects of this vertical can be seen in how we incentivize customers to build their investment portfolios within our ecosystem, by providing active customers within this vertical with differentiated credit card products, which have led to better engagements and average revenue per user (“ARPU”) across cohorts. Having launched this vertical at the end of 2018, we have reached the mark of more than 1.7 million users in the platform, which represents 14% of our customer base, holding nearly R$60 billion in aggregate AUC as of June 30, 2021.
In November 2019, we launched our mobile application (“Super App”), which, in addition to our financial products, extends the offer of non-financial products, such as shopping, parking and gift cards, entertainment, leisure, hospitality, travel, health and education, all of them powered by cashback feature which drives retention, with attractive unit economics. We are currently in the process of discussing potential integrations between our app and Stone’s (as defined below) merchant ecosystem, which, as of the date of this prospectus, is not yet integrated with our app. For more information about these business opportunities, see “ — Recent Strategic Developments,” below.
In the first half of 2021, we had a GMV in our marketplace of R$1,450.2 million, an increase of 798% compared to the first half of 2020. On June 30, 2021, we reached a total of 2.1 million distinct customers who made purchases in our marketplace in the last twelve months (i.e. without taking into account multiple purchases by the same person). We also experienced a significant increase in our take rate, which reached 6.7% in the first half of 2021, a 2.8 percentage point increase from our take rate of 3.9% in the first half of 2020.
We will continue to deliver on our strategy of adding functionalities and new verticals over time with the objective of fulfilling our vision of becoming the premier digital hub for new age products & services, while transforming the way our users interact with technology and making their daily lives increasingly easier.
Recent Strategic Developments:
Stone
Following the successful launch and exponential growth of our marketplace vertical, in May 2021 we entered into an investment agreement with StoneCo Ltd (StoneCo Ltd, “Stone” and the agreement with

Stone, the “Stone Investment Agreement”), a NASDAQ-listed technology company, through which Stone agreed to make an investment of up to R$2.5 billion in us. This investment was consummated in the context of our follow-on offering concluded in June 2021. In the context of the Stone Investment Agreement, we and Stone expect to begin discussions about potential business opportunities that we can develop together to create a platform that connects buyers and sellers, boosting stock keeping unit (“SKU”) offering by leveraging technology, distribution and user experience from both companies. These potential opportunities include, as examples: (i) connecting Stone’s customers to our marketplace, promoting the digitalization of their customer-base and providing our customers with a broader omni-channel experience; (ii) digitalize the payment process experience for our customers and Stone’s customers; (iii) explore cross-selling opportunities of credit and payment products; and (iv) leverage our funding capacity to enhance Stone’s working capital loan products, as well as offer our customers other fixed-rate investment opportunities.
Potential Acquisition of USEND
On August 26, 2021 we submitted a proposal to acquire 100% of the share capital of Pronto Money Transfer Inc., a California corporation (“USEND”). The proposal is subject to a number of conditions, including the completion of satisfactory due diligence and regulatory approvals by the Brazilian Central Bank and U.S. regulatory entities such as state agencies that granted USEND Money Transmitter licenses and antitrust authorities. USEND is a U.S. based financial technology company, with operations in the U.S., Brazil and Canada, which provides foreign exchange and payment services, offering, among other products, a digital account solution for both international money transfers and domestic use. USEND has licenses to act as a money transmitter in more than 40 states in the United States, and can offer U.S. residents services such as digital wallet, debit card, bill payment, among others. With the acquisition of USEND, if and when completed, we plan to expand our offering of financial and non-financial products for U.S. and Brazilian clients, integrating USEND’s solutions to our platform upon completion of the acquisition. We cannot yet estimate the timing for completion of the acquisition.

Our Growth Avenues:
We believe that our wide range of financial services creates multiple growth opportunities, which we can divide in three main groups: (i) expansion of our current portfolio of services; (ii) expansion of our total addressable market; and (iii) new strategic partnerships and strategic acquisitions.
Our value proposition is to offer customers a complete platform of financial and non-financial services which complement themselves and, consequently benefit from network effects. We continue to expand our services and functionalities across all of our existing verticals, leveraging on data analytics to increase cross-selling and deliver customized scalability. Our digital native data architecture and artificial intelligence have allowed us to build and monetize a complete digital financial ecosystem at very low CAC. Data intelligence is a key part of our vision and crucial to help us thrive and deliver comprehensive, bespoke solutions to our customers, enhancing user experience, increasing cross-selling, product penetration and client retention. As a result of this strategy, we have been able to significantly increase our customer lifetime value, by expanding the number of products and services consumed by each user, as evidenced by our cross-selling index. We consider that our ability to scale and monetize our products and services comes from us striving to use the best technology we have available, which also allows us to serve customers with excellence.
Information as of June 30, 2021
At our marketplace, we recently launched our food delivery service, Inter Pass (toll tag) and Go Inter (a marketplace for U.S. stores). In the short and medium term, we seek to expand our marketplace to customers who do not hold accounts with us, implement a “buy now, pay later” system, and offer online-to-offline solutions, among others. This strategy is expected to drive existing customer’s ARPU higher, while creating an all-encompassing and efficient customer acquisition strategy. Within our credit vertical, we are focused on growing our portfolio in a fast and sustainable way. Examples of such strategies, which are designed to drive credit penetration higher, can be seen in our go-to-market strategy for credit cards, in which we have successfully built in-app incentives for customers to increase their investments holdings as a way to differentiate access to the best credit cards products. Furthermore, our partnership with Stone is expected to allow us to scale and optimize the use of our balance sheet within our partner’s merchant network. Across investments and insurance products we intend to continue our growth through recently-launched products and enhanced offerings.
In addition to new products and services, we plan to start operating in new markets. Among the main initiatives, we intend to operate on a global scale, expand our services to non-account-holders (through our marketplace and Intercel, our proprietary branded in-app cellphone plan feature, for instance) and invest into expanding our presence in the business-to-business (“B2B”), solutions market. In opening our marketplace to non-account-holders, we see a great opportunity to attract new customers to our platform, as well as improve our download conversion rate at a slightly lower customer acquisition cost (“CAC”). In April 2021, for instance, our app had about 2 million downloads and we opened around 627 thousand new accounts. Both these figures reinforce our belief in the opportunity we have to reach more customers through an easy-to-use app and to make them Inter account-holders.
With respect to strategic partnerships and M&A, we have established a number of deals to expand our product offering, scale CAC and drive customer life time value. We will continue to seek opportunities to enter into new partnerships in the future. In addition to the strategic partnership we have announced with Stone, we have established commercial partnerships with Liberty Seguros, Icatu Seguros (“Icatu”) and Sompo for the sale of insurance and capitalization bonds, with Bamaq Consórcio (“Bamaq”), for the sale of cars, motorcycles and real estate consortia, Epay for the sale of mobile phone recharges, GreenPass for parking fees and highway toll tags, through our app and Vtex for building the Marketplace end-to-end platform. We expect to continue to build on these and new partnerships going forward.

SUMMARY OF THE PROPOSED TRANSACTION
The following is a summary that highlights information contained in this prospectus. This summary may not contain all the information that is important to you. For a more complete description of the Proposed Transaction and the Merger of Shares Protocol, we encourage you to read carefully this entire prospectus, including the Exhibits to the registration statement of which this prospectus is a part.
The Proposed Transaction
Purpose
The Proposed Transaction consists of a corporate reorganization of Inter with the purpose of listing shares that ultimately represent equity of Inter’s business on NASDAQ. Upon conclusion of the Proposed Transaction, Banco Inter’s equity securities will be delisted from B3.
The Proposed Transaction
The completion of the Proposed Transaction is expected to occur about 35 days after the approval by Banco Inter Shareholders at the Banco Inter General Meeting, subject to the satisfaction of certain conditions described in this prospectus. The Proposed Transaction will consist of the two steps below, which are expected to be concluded substantially at the same time on the Closing Date:
•
Merger of Shares.   Subject to the approval of the Merger Protocol at the Banco Inter General Meeting and the satisfaction or waiver of the conditions described in this prospectus (including the Cash Redemption Threshold Condition), the merger of shares will be implemented through an incorporação de ações under the Brazilian Corporation Law. Pursuant to the Merger of Shares, each Banco Inter Share issued and outstanding immediately prior to the completion of the Proposed Transaction will be automatically contributed into HoldFin in exchange for a certain number of newly issued mandatorily redeemable preferred shares of HoldFin, determined pursuant to the Exchange Ratios, and Banco Inter will become a wholly owned subsidiary of HoldFin. Each Banco Inter Shareholder, in its sole discretion, may elect to receive Class A Redeemable Shares or Cash Redeemable Shares.

•
Redemption.   Immediately after the Merger of Shares, HoldFin will redeem (i) all of its Class A Redeemable Shares and deliver to each holder thereof one Inter Platform BDR (which may be cancelled immediately thereafter, if such holder wants to receive the underlying Inter Platform Class A Common Shares) and (ii) all of its Cash Redeemable Shares and pay the applicable cash consideration to each holder thereof.

Immediately prior to the Closing Date (after effecting the SoftBank Roll-Up), our corporate structure will be the following:
Immediately after the Proposed Transaction, our corporate structure will be the following:

Free Float
Nasdaq
SoftBank
Hottaire
Costellis
(Controlling Shareholder)
Class A
Shares
Class B
Shares
Inter Platform
(Cayman – Nasdaq Listed)
New LLC
(Delaware)
Offshore
Brazil
100%
Free Float
BDRs
HoldFin
100%
Banco Inter

Immediately following the completion of the Proposed Transaction:
•
Banco Inter will be an indirect wholly owned subsidiary of Inter Platform.

•
The business conducted by Inter will be the same as prior to the Proposed Transaction.

•
If you did not validly exercise Withdrawal Rights or elect to receive Cash Redeemable Shares, you will become a shareholder of Inter Platform (directly, through the holding of Inter Platform Class A Common Shares, or indirectly, through the holding of Inter Platform BDRs).

•
The shareholders of Inter Platform will be essentially the same as the current shareholders of Banco Inter, except for those current Banco Inter Shareholders that have validly exercised Withdrawal Rights or elected to receive Cash Redeemable Shares.

•
The controlling shareholders of Inter, who currently exercise control through indirect ownership of a majority of Banco Inter Common Shares, will continue to control Inter’s business through the ownership of Inter Platform Class B Common Shares representing the majority of the voting power in Inter Platform.

Currently, Banco Inter Common Shares, Banco Inter Preferred Shares and Banco Inter Units are listed on B3. Upon completion of the Proposed Transaction, we expect to list Inter Platform Class A Common Shares on NASDAQ, to list Inter Platform BDRs on B3 and to delist all Banco Inter Shares and Banco Inter Units from B3. Banco Inter will remain registered with and subject to the disclosure requirements set by the CVM for at least 12 months. After this period, Banco Inter may be permitted to deregister from CVM and no longer be subject to disclosure requirements applicable to publicly traded corporations incorporated under the laws of the Federative Republic of Brazil.
For more charts detailing each step of the Proposed Transaction, see “The Proposed Transaction.” The charts above do not contain Banco Inter’s subsidiaries. For a complete chart containing Banco Inter’s subsidiaries, see “Information about Banco Inter — Corporate Structure.”
The Merger of Shares Protocol
The Merger of Shares Protocol (Protocolo e Justificação de Incorporação de Ações) is a document prepared pursuant to Articles 224 and 225 of the Brazilian Corporation Law, which the management of Banco Inter and HoldFin will each submit for approval by their shareholders at their respective special meetings of shareholders, which provides the shareholders with information on the terms, conditions and reasoning for the approval of the corporate reorganization contemplated by the Proposed Transaction. The terms and conditions of the Proposed Transaction are contained in the Merger of Shares Protocol are described in this prospectus, and an English translation of the Merger of Shares Protocol is included as an Exhibit to the registration statement of which this prospectus forms a part. You are encouraged to read the Merger of Shares Protocol carefully. All descriptions in this summary and in this prospectus of the terms and conditions of the Proposed Transaction are qualified in their entirety by reference to the Merger of Shares Protocol.
The Banco Inter General Meeting
Date, Time and Place of the Banco Inter General Meeting for the Approval of the Transaction
Time and Date: November    , 2021
Place:
Record Date; Shares Entitled to Vote:   Only holders of record of outstanding Banco Inter Shares are entitled to vote at the Banco Inter General Meeting. There is no record date for purposes of determining direct Banco Inter Shareholders entitled to attend the Banco Inter General Meeting or to vote.
At the close of business on      , 2021, there were approximately           Banco Inter Common Shares outstanding and entitled to vote and      Banco Inter Preferred Shares outstanding. Each Banco Inter Common Share and each Banco Inter Preferred Share is entitled to 1 vote. Each Banco Inter Unit is entitled to three votes. Banco Inter Shareholders will vote together as a single class on all matters being presented in this prospectus for an aggregate of, as of the close of business on           , 2021, approximately           votes.

Purpose
The Banco Inter General Meeting will consider and vote on the Merger of Shares, a corporate transaction through which each Banco Inter Share issued and outstanding immediately prior to the completion of the Proposed Transaction will be automatically contributed into HoldFin in exchange for a certain number of newly issued HoldFin Redeemable Shares, determined pursuant to the Exchange Ratios, pursuant to the Merger of Shares Protocol. The agenda for the meeting will also include other related items required for delisting Banco Inter Shares from B3, including the approval of the Cash Redemption Price. See “Banco Inter General Meeting.”
Quorum
The Banco Inter General Meeting will be installed on first call if attended by shareholders representing collectively: (i) 20% of the outstanding Banco Inter Common Shares and Banco Inter Preferred Shares (including holders through Banco Inter Units, but not including the Banco Inter Shares held by our controlling shareholders or by SoftBank) and (ii) 2/3 of Banco Inter total share capital (including shares held by our controlling shareholders and by SoftBank). If the attendance requirement is not met for the Banco Inter General Meeting on first call, the Banco Inter General Meeting will be reconvened at a date and time at least eight calendar days after the date and time scheduled for the Banco Inter General Meeting on first call. The Banco Inter General Meeting will be installed on second call with any percentage of holders present at the meeting following second call.
Required Vote
In order to approve the Merger Protocol, holders of at least the majority of the outstanding Banco Inter Common Shares and Banco Inter Preferred Shares (including holders through Banco Inter Units, but not including the Banco Inter Shares held by our controlling shareholders or by SoftBank) attending the Banco Inter General Meeting, voting together, must vote in favor of the Proposed Transaction. The Proposed Transaction is subject to the satisfaction or waiver of certain conditions, including a condition that the total amount to be paid as a result of the election to receive Cash Redeemable Shares by Banco Inter Shareholders does not exceed the Cash Redemption Threshold, as described elsewhere in this prospectus.
Proposed Transaction Consideration
If the Proposed Transaction is concluded, former Banco Inter Shareholders will become holders of Inter Platform BDRs, and each Inter Platform BDR will represent one Inter Platform Class A Common Share, which will be listed on NASDAQ. In lieu of receiving Inter Platform BDRs, Banco Inter Shareholders may exercise their Withdrawal Rights or elect to receive Cash Redeemable Shares.
Subject to the approval of the Merger Protocol at the Banco Inter General Meeting and the satisfaction or waiver of the conditions described in this prospectus (including the Cash Redemption Threshold Condition), each Banco Inter Shareholder will receive the following consideration, based on the Exchange Ratios described below:
A.
Each holder of Banco Inter Common Shares or Banco Inter Preferred Shares will receive                  Inter Platform BDRs for each one Banco Inter Common Share or Banco Inter Preferred Share that it holds, unless such shareholder has elected to receive Cash Redeemable Shares;

B.
Each holder of Banco Inter Units will receive                  Inter Platform BDRs for each one Banco Inter Unit that it holds, unless such shareholder has elected to receive Cash Redeemable Shares;

C.
Each Banco Inter Shareholder that has elected to receive Cash Redeemable Shares will receive a cash payment of (i) R$      for each one Banco Inter Common Share or Banco Inter Preferred Share that it holds or (ii) R$      for each one Banco Inter Unit that it holds.

The Exchange Ratios have been established so that each Banco Inter Shareholder will receive, upon completion of the Proposed Transaction, the same economic interest in the total capital of Inter Platform as it had in Banco Inter’s total capital immediately before completion of the Proposed Transaction, except for the effect of the cash redemption of the Cash Redeemable Shares and the exercise of Withdrawal Rights.
On the Closing Date, each Banco Inter Shareholder will receive Inter Platform BDRs, in Brazil, against delivery of its Banco Inter Shares, based on the Exchange Ratios (as defined below), unless such Banco Inter Shareholder has elected to receive Cash Redeemable Shares. A Banco Inter Shareholder that wants to receive Cash Redeemable Shares must make this election by no later than the fifth business day after the Banco Inter General Meeting (i) through the facilities of the Central Depositary of B3 (Central Depositária da B3) or (ii) for Banco Inter Shareholders holding Banco Inter Shares directly in the corporate books, through Banco Bradesco S.A., the registrar of Banco Inter Shares. A beneficial owner of Banco Inter shares must instruct its broker or custodian operating in Brazil of such election by the time indicated by such broker or custodian. Upon election to receive Cash Redeemable Shares, such Banco Inter Shareholder will no longer be permitted to trade its Banco Inter Shares and will not be able to opt to receive Inter Platform BDRs. The cash redemption of the Cash Redeemable Shares will occur on the Closing Date, which is expected to occur about 35 days after the Banco Inter General Meeting.
At any time, and from time to time, on or after the Closing Date, a Banco Inter Shareholder that wants to receive Inter Platform Class A Common Shares may request the cancellation of all or a portion of its Inter Platform BDRs by (a) instructing its broker or custodian operating in Brazil to cancel its Inter Platform BDRs with the BDR Depositary and (b) delivering evidence that all fees and potential taxes due in connection with this service were duly paid, as set forth in the deposit agreement. The cancellation instruction to the broker or custodian must include an appropriate brokerage account outside of Brazil to receive the underlying Inter Platform Class A Common Shares. No fees for cancellation of Inter Platform BDRs will be charged from investors during the first 30 days after the Closing Date.
It is a condition to completion of the Proposed Transaction that the total amount to be paid when redeeming the Cash Redeemable Shares does not exceed the Cash Redemption Threshold. If the Cash Redemption Threshold is exceeded, the Proposed Transaction will not be concluded, unless Banco Inter and Inter Platform waive this condition, following a determination of the board of directors of Banco Inter that this waiver is in the best interest of Banco Inter and Banco Inter Shareholders.
Following the Proposed Transaction, any fractional Inter Platform BDRs will be grouped into whole numbers and sold on the open market managed by B3, as applicable. The net proceeds from the sale of the fractional Inter Platform BDRs will be distributed on a pro rata basis to the former Banco Inter Shareholders that held such fractional Inter Platform BDRs. No additional consideration in cash or in kind will be paid by Inter Platform to Banco Inter Shareholders who opt to receive Inter Platform BDRs in connection with the Proposed Transaction.
Approval of the Proposed Transaction by Banco Inter Board of Directors
The board of directors of Banco Inter has approved the rationale behind the Proposed Transaction and instructed management to further study its adoption and implementation. The final terms of the Proposed Transaction are being defined and the board of directors of Banco Inter will deliberate whether the Proposed Transaction is advisable, fair and in the best interests of Banco Inter prior to calling the Banco Inter General Meeting.
Corporate Approval of Inter Platform and HoldFin
The Merger of Shares and other steps for the Proposed Transaction are also subject to the approval of the board of directors and the shareholder of HoldFin (Inter Platform). The Proposed Transaction is also subject to the approval of the directors of Inter Platform. We expect these approvals to be obtained prior to the Banco Inter General Meeting.
Withdrawal Rights for Banco Inter Shareholders
If the Proposed Transaction is approved at the Banco Inter General Meeting, holders of record of Banco Inter Common Shares on the Withdrawal Rights Record Date (the date on which the Proposed Transaction was first announced) that (i) did not vote in favor of the approval of the Merger Protocol and

(ii) held their Banco Inter Common Shares through the Closing Date, will have the right to withdraw their Banco Inter Common Shares for their book value as of                  , which were R$      per Banco Inter Common Share.
Holders entitled to exercise Withdrawal Right may exercise their Withdrawal Rights during the 30-day period following the publication of the minutes of the Banco Inter General Meeting that approved the Merger Protocol. A Banco Inter Shareholder that validly exercises its Withdrawal Right will receive a cash payment in the amount described in the prior paragraph and will not receive Inter Platform Class A Shares, Inter Platform BDRs or Cash Redeemable Shares.
A Banco Inter Shareholder that sells its Banco Inter Common Shares at any time after the Withdrawal Rights Record Date (the date on which the Proposed Transaction was first announced) will not be permitted to exercise Withdrawal Right. An investor who acquires Banco Inter Common Shares after the date on which the Proposed Transaction was first announced will not be able to exercise Withdrawal Right.
Conditions Precedent That Must Be Satisfied or Waived for the Proposed Transaction to Occur
It is a condition to completion of the Proposed Transaction that the total amount to be paid when redeeming the Cash Redeemable Shares does not exceed the Cash Redemption Threshold. If the Cash Redemption Threshold is exceeded, the Proposed Transaction will not be concluded, unless Banco Inter and Inter Platform waive this condition, following a determination of the board of directors of Banco Inter that this waiver is in the best interest of Banco Inter and Banco Inter Shareholders.
In addition to the Cash Redemption Threshold Condition, completion of the Proposed Transaction is subject to certain additional conditions, including:
•
Inter Platform’s registration statement filed with the SEC on Form F-4 to effect the registration under the Securities Act of the Inter Platform Class A Common Shares to be issued to Banco Inter Shareholders shall have become effective, no stop order suspending the effectiveness of the Form F-4 shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC;

•
The Cash Redemption Price shall be approved by Banco Inter Shareholders at the Banco Inter General Meeting;

•
Inter Platform Class A Common Shares shall be approved for listing on NASDAQ; and

•
Inter Platform BDRs shall be approved by the CVM and for listing on B3.

Risk Factors
The Proposed Transaction involves risks, some of which are related to such transaction itself and others of which are related to the respective businesses of Banco Inter and Inter Platform investing in and ownership of Inter Platform Shares following the completion of the Proposed Transaction, assuming it is concluded. You should carefully consider the information about these risks set forth under “Risk Factors” together with the other information included in this prospectus.
Material U.S. Tax Considerations
We expect that the exchange of Banco Inter Shares for the consideration in the Proposed Transaction will be a taxable transaction for U.S. federal income tax purposes. Gain or loss realized by a U.S. Holder (as defined herein) on the exchange generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. Holder has held the Banco Inter Shares for more than one year.
You should read the section entitled “Material Tax Considerations — Material U.S. Federal Income Tax Considerations” for more information on the U.S. federal income tax consequences of the Proposed Transaction and you should consult your own tax advisors regarding the tax consequences of the Proposed Transaction in your particular circumstances.

Brazilian Taxation
The contribution (incorporação de ações) of Banco Inter Common Shares into HoldFin and the subsequent redemption of HoldFin Redeemable Shares may trigger the recognition of gains subject to taxation in Brazil. The applicable tax rates would depend on the type, domicile and regime of the corresponding holder. You should read the section entitled “Material Tax Considerations — Material Brazil Income Tax Considerations” for more information on the Brazil income tax consequences of the Proposed Transaction and you should consult your own tax advisors regarding the tax consequences of the Proposed Transaction in your particular circumstances.
The Brazilian House of Representatives approved in September 2021 a first bill of Tax Reform. This bill of law is subject to approval by the Brazilian Senate and sanction of the Brazilian President. If the bill of Tax Reform is approved and sanctioned prior to the end of 2021 and the Proposed Transaction is concluded on or after January 1, 2022, the new income tax rules to be in force as of 2022 may require that the redemption of HoldFin Redeemable Shares to be performed based on the market value of Inter Platform BDRs rather than its book value, potentially triggering the recognition of taxable capital gains in Brazil.
The terms of the Tax Reform and their impact on Inter Platform and current Banco Inter Shareholders will not be known until the final version of the Tax Reform is approved by Congress and sanctioned by the Brazilian President, if that ever happens.
Accounting Treatment of the Proposed Transaction
Under IFRS as issued by the IASB, the Proposed Transaction will be a reorganization under common control accounted for by Inter Platform on a book value basis.
Interests of Banco Inter’s controlling shareholders in the Proposed Transaction
Banco Inter Shareholders should be aware that Banco Inter’s controlling shareholders have interests in the Proposed Transaction that are different from, or in addition to, the interests of Banco Inter Shareholders generally. The material interests of Banco Inter controlling shareholders that shareholders should be aware of are described in “Risk factors — Risks Relating to the Proposed Transaction and Inter Platform Common Shares―Our controlling shareholders will own all of Inter Platform Class B Common Shares, which will represent a majority of the voting power of Inter Platform’s issued share capital following the Proposed Transaction, and will control all matters requiring shareholder approval” and “Risk factors — Risks Relating to the Proposed Transaction and Inter Platform Common Shares―Holders of Inter Platform Class B Common Shares have preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.” Banco Inter Shareholders should take these interests into account in deciding whether to vote in favor of the Proposed Transaction. See “Major Shareholders and Related Party Transactions―Interests of Certain persons in the Proposed Transaction.”
Banco Inter’s board of directors was aware of these potentially differing interests and considered them, among other matters, in reaching its decision to adopt the Merger of Shares Protocol, and to recommend that you vote in favor of the Proposed Transaction.
Board of Directors and Management of Inter Platform Following Completion of the Proposed Transaction
Upon the completion of the Proposed Transaction, Inter Platform’s management will be as described in “Inter Platform — Management.”
Banco Inter Shareholders should be aware that Banco Inter’s directors and executive officers as well as the individuals to be designated by Inter Platform and Banco Inter to serve on the Inter Platform board of directors and as executive officers of Inter Platform have interests in the Transaction that are different from, or in addition to, the interests of Banco Inter shareholders generally. Banco Inter’s board of directors was aware of these potentially differing interests and considered them, among other matters, in reaching its decision to approve the rationale behind the Proposed Transaction and instructing management to further assess its adoption and implementation. Banco Inter’s shareholders should take these interests into account in deciding whether to vote in favor of the Proposed Transaction.

Listing of Inter Platform Shares
Upon completion of the Proposed Transaction, we expect that Inter Platform Class A Common Shares will be listed on NASDAQ.
Inter Platform Class B Common Shares will not be listed on any exchange. Each Class B Common Share may be converted into one Class A Common Share (i) upon delivery of notice to Inter Platform, at its registered office, in the form described in our Articles of Association, or (ii) automatically upon any transfer of such Class B Common Share, whether or not for value, except for certain limited transfers described in our Articles of Association. Class B Common Shares may also be converted into Class A Common Shares in other circumstances.
Listing of Inter Platform BDRs
As of the date of completion of the Proposed Transaction, we expect that Inter Platform BDRs will be listed on B3. For more information on the Inter Platform BDRs, see “Description of BDRS and Deposit Agreement.”
Comparison of the Rights of Holders of Inter Platform Shares and Banco Inter Shares
As a result of the Proposed Transaction, Banco Inter Shareholders will become shareholders of Inter Platform Shares, and their rights will be governed by Cayman Islands Law and the Inter Platform Articles of Association. Rights of Banco Inter Shareholders and rights of shareholders of Inter Platform may differ significantly. While Banco Inter is a Brazilian corporation is listed on B3, and subject to Brazilian Corporation Law and B3 Nível 2 listing rules, Inter Platform is a Cayman exempt corporation, subject to Cayman Companies Act and NASDAQ listing rules. For a summary of the material differences between the rights of Banco Inter Shareholders and Inter Platform shareholders, see “Comparison of the Rights of Holders of Inter Platform Shares and Banco Inter Shares.”
Selected Financial Data of Banco Inter
For information on selected financial data of Banco Inter, see “Banco Inter — Selected Financial Data.”

RISK FACTORS
You should carefully consider the risks described below before making an investment decision regarding the Proposed Transaction. Our business, reputation, financial condition, results of operations, cash flows and/or prospects could be adversely affected by any of these risks, among others. The market price of Inter Platform Class A Common Shares could decline due to the occurrence of any of these risks or other factors, and you may lose all or part of your investment.
The risks described below are not the only ones we face or to which investments in issuers whose operations are located Brazil are subject. Additional risks and uncertainties that are not currently known to us, or those that we currently deem to be immaterial, may also materially and adversely affect our business, reputation, financial condition, results of operations, cash flow and/or prospects, and/or the price of Inter Platform Class A Common Shares. This prospectus also contains estimates and other disclosures that involve risks and uncertainties. Our results may differ significantly from those previously projected as a result of certain factors, including the risks faced by us, as described below and in other sections of this prospectus. When determining whether to invest, you should also refer to the other information contained in this prospectus, including our financial statements and the related notes thereto. You should also carefully review the cautionary statements referred to under “Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in this prospectus.
For purposes of this section, when we state that a risk, uncertainty or problem may, could or will have an “adverse effect” on us or “adversely affect” us, we mean that the risk, uncertainty or problem could have an adverse effect on our business, reputation, financial condition, results of operations, cash flow, prospects, and/or the price of Inter Platform Class A Common Shares, except as otherwise indicated. You should view similar expressions in this section as having similar meaning.
Investing in Inter Platform Class A Common Shares involves a high degree of risk. These risks are discussed in more detail below, and you should carefully consider these risks before making a decision to invest in our common shares. The following is a summary of some of the principal risks we believe we face:
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Our controlling shareholders will own all of Inter Platform Class B Common Shares, which will represent a majority of the voting power of Inter Platform’s issued share capital following the Proposed Transaction, and will control all matters requiring shareholder approval;

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There is no existing market for Inter Platform Class A Common Shares, and we do not know whether one will develop to provide you with adequate liquidity. If the trading price of Inter Platform Class A Common Shares fluctuates after completion of the Proposed Transaction, you could lose a significant part of your investment;

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Inter Platform or HoldFin may incur debt to make the cash payment to Banco Inter Shareholders that elect to receive Cash Redeemable Shares, This debt may be convertible into Inter Platform Class A Common Shares, or the repayment of this debt may be made with distributions received from Banco Inter or with proceeds of future equity offerings of Inter Platform, which may adversely impact the value of Inter Platform Class A Common Shares. The payment of cash to Banco Inter Shareholders that elect to receive Cash Redeemable Shares may adversely affect our financial condition, particularly if we waive the Cash Redemption Threshold Condition.

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The Coronavirus pandemic (COVID-19), as well as any potential economic effects, together with slowdown and volatility in the Brazilian and global financial and capital markets have had and may continue to have adverse effects on our business, financial condition, liquidity and operating results, and may increase other risks described in this section “Risk Factors”;

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The digital banking segment in Brazil is in the development phase and is highly competitive, and we may be unable to maintain our market positioning;

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Any failure to improve our operational IT systems or to make the necessary investments to keep pace with technological developments in the banking and financial industry may materially adversely affect us;

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Our business is significantly impacted by the Brazilian regulatory environment; and

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The Brazilian government exercises significant influence over the Brazilian economy and government actions may materially adversely affect the Brazilian market and us.

Risks Relating to the Proposed Transaction and Inter Platform Common Shares
Our controlling shareholders will own all of Inter Platform Class B Common Shares, which will represent a majority of the voting power of Inter Platform’s issued share capital following the Proposed Transaction and will control all matters requiring shareholder approval.
Following the Proposed Transaction, our controlling shareholders will control Inter Platform through the ownership of a majority of Inter Platform Class B Common Shares and, therefore, a majority of Inter Platform’s voting capital. Inter Platform Class B Common Shares are entitled to ten votes per share and Inter Platform Class A Common Shares are entitled to one vote per share. As a result, our controlling shareholders will control the outcome of all decisions at Inter Platform shareholders’ meetings, and will be able to elect a majority of the members of Inter Platform board of directors. They will also be able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, our controlling shareholders may cause us to make acquisitions that increase the amount of our indebtedness or outstanding Inter Platform Class A Common Shares, sell revenue-generating assets or inhibit change of control transactions that may benefit other shareholders. The decisions of our controlling shareholders on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. For further information regarding shareholdings in Inter Platform, see “Major Shareholders and Related Party Transactions.” So long as our controlling shareholders beneficially own a sufficient number of Inter Platform Class B Common Shares, even if they beneficially own significantly less than 50% of our outstanding share capital, they will be able to effectively control our decisions.
Currently, our controlling shareholders beneficially own 31% of the issued share capital of Banco Inter through their indirect ownership of 53% of Banco Inter Common Shares and 9% of Banco Inter Preferred Shares, and consequently, 53% of the voting power of Banco Inter’s issued share capital. Holders of Banco Inter Preferred Shares do not have voting rights, except in exceptional cases such as in connection with corporate transformation, merger, consolidation or spin-off involving Banco Inter; approval of certain transactions between Banco Inter and its controlling shareholder, acting directly or through any third party, approval of the valuation of assets contributed to our capital stock in a capital increase, among others. Particularly in connection with these matters, the Proposed Transaction will result in additional voting power to the controlling shareholders.
Our major shareholders are not subject to lock-up restrictions and may sell Inter Platform Class A Shares at any time, subject to applicable law. Holders of Inter Platform Class B Common Shares have preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.
Our controlling shareholders, other affiliates and other major shareholders (such as SoftBank) will not be subject to any lock-up obligation. If our controlling shareholders or other major shareholders sell a large number of their Inter Platform Class A Common Shares, the market price of Inter Platform Class A Common Shares may decline significantly. These sales, or the possibility that these sales may occur, might also make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Our controlling shareholders and SoftBank will benefit from registration rights pursuant to a Shareholders’ Agreement that will become effective on the Closing Date and may demand that Inter Platform file a resale registration statement at any time after the Closing Date.
Under Inter Platform’s Articles of Association, the holders of Inter Platform Class B Common Shares are entitled to preemptive rights to purchase, at the same economic terms and at the same price, additional common shares if there is an increase in our share capital and additional common shares are issued, in order to maintain their proportional ownership interests. The exercise by holders of Inter Platform Class B Common Shares of their preemptive rights may impair our ability to raise funds, or adversely affect the terms on which we would otherwise be able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase. For more information, see “Description of Share Capital — Preemptive or Similar Rights.”

Each Class B Common Share may be converted into one Class A Common Share (i) upon delivery of notice to Inter Platform, at its registered office, in the form described in our Articles of Association, or (ii) automatically upon any transfer of such Class B Common Share, whether or not for value, except for certain limited transfers described in our Articles of Association. Class B Common Shares may also be converted into Class A Common Shares in other circumstances.
If holders of Inter Platform Class B Common Shares exercise the right to convert their Inter Platform Class B Common Shares into Inter Platform Class A Common Shares and sell a large number of their Inter Platform Class A Common Shares, the market price of Inter Platform Class A Common Shares may decline significantly.
There is no existing market for Inter Platform Class A Common Shares, and we do not know whether one will develop to provide you with adequate liquidity. If the trading price of Inter Platform Class A Common Shares fluctuates after completion of the Proposed Transaction, you could lose a significant part of your investment.
Prior to the Proposed Transaction, there has not been a public market for Inter Platform Class A Common Shares. Following the completion of the Proposed Transaction, a significant number of Inter Platform Class A Common Shares will be held through Inter Platform BDRs, in Brazil, which may impact the liquidity and trading price of our Inter Platform Class A Common Shares. If an active trading market does not develop, you may have difficulty selling any of the Inter Platform Class A Common Shares that you receive as part of the Proposed Transaction. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market on NASDAQ or otherwise or how liquid that market might become.
As settlement of the Proposed Transaction will occur on B3, a Banco Inter Shareholder that wants to receive Inter Platform Class A Common Shares must cancel Inter Platform BDRs so that the underlying Inter Platform Class A Common Shares can be delivered to its indicated brokerage account. It is expected that a majority of Inter Platform Class A Common Shares be held through Inter Platform BDRs, which may affect the liquidity and price of Inter Platform Class A Common Shares.
We expect the price for Inter Platform Class A Common Shares on the Closing Date to reflect the price of Banco Inter Shares on B3, but these prices may not be indicative of prices that will prevail in the market following the Proposed Transaction. The market price of the Class A common shares may be influenced by many factors, some of which are beyond our control, including:
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announcements by us or our competitors of significant contracts or acquisitions;

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technological innovations by us or competitors;

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the failure of financial analysts to cover Inter Platform Class A Common Shares after the Transaction or changes in financial estimates by analysts;

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actual or anticipated variations in our results of operations;

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changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow Inter Platform Class A Common Shares or the shares of our competitors;

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announcements by us or our competitors of significant contracts or acquisitions;

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future sales of our shares; and

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investor perceptions of us and the industries in which we operate.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of Inter Platform Class A Common Shares. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations. If a market does not develop or is not maintained, the liquidity and price of Inter Platform Class A Common Shares could be seriously harmed.

Inter Platform or HoldFin may incur debt to make the cash payment to Banco Inter Shareholders that elect to receive Cash Redeemable Shares. This debt may be convertible into Inter Platform Class A Common Shares, or the repayment of this debt may be made with distributions received from Banco Inter or with proceeds of future equity offerings of Inter Platform, which may adversely impact the value of Inter Platform Class A Common Shares. The payment of cash to Banco Inter Shareholders that elect to receive Cash Redeemable Shares may adversely affect our financial condition, particularly if we waive the Cash Redemption Threshold Condition.
Inter Platform or HoldFin may incur debt to make the cash payment to Banco Inter Shareholders that elect to receive Cash Redeemable Shares, including debt convertible into Inter Platform Class A Common Shares. We cannot assure you that we will be able to obtain debt at favorable conditions. The incurrence of debt by Inter Platform or HoldFin in connection with or in advance of completion of the Proposed Transaction will not result in adjustments to the Exchange Ratios, and may impact the value of Inter Platform Class A Shares that you receive on the Closing Date. After the Closing Date, Banco Inter will be a wholly owned subsidiary directly of HoldFin and indirectly of Inter Platform, and these entities may use funds from Banco Inter (as dividend, interest on shareholders’ equity or capital reduction) to repay debt, which may prevent or reduce cash available for distributions to shareholders of Inter Platform. Using funds from Banco Inter or incurring debt may adversely affect our financial condition and our ability to implement our business plan after the completion of the Proposed Transaction. We may also issue equity securities in the future and use the proceeds to repay debt incurred. Future equity issuances or conversion of outstanding debt securities into Inter Platform Class A Common Shares may result in your dilution and impact the value of Inter Platform Common Shares.
Although it is a condition to completion of the Proposed Transaction that the total amount to be paid when redeeming the Cash Redeemable Shares does not exceed the Cash Redemption Threshold, we may waive the Cash Redemption Threshold Condition. The cash payment to Banco Inter Shareholders that elected to exercise their Withdrawal Rights or to receive Cash Redeemable Shares may adversely affect our financial condition and the price of Inter Platform Class A Shares.
Failure to conclude the Proposed Transaction after approval at Banco Inter Shareholders’ Meeting may adversely affect the market price of Banco Inter Shares.
If the Cash Redemption Threshold is exceeded, we are not required to conclude the Proposed Transaction. Failure to conclude the Proposed Transaction may adversely affect the market price of Banco Inter Shares. The perception that many of Banco Inter shareholders are electing to receive Cash Redeemable Shares, even if the value to be paid does not exceed the Cash Redemption Threshold, may adversely affect the market price of Banco Inter Shares.
Our Articles of Association contain anti-takeover provisions that may discourage a third-party from acquiring us and adversely affect the rights of holders of Inter Platform Shares.
Our Articles of Association contain certain provisions that could limit the ability of others to acquire our control, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain our control in a tender offer or similar transactions.
Requirements associated with being a public company in the United States will require significant company resources and management attention.
After the completion of the Proposed Transaction, we will become subject to certain reporting requirements of the Exchange Act, and the other rules and regulations of the SEC and NASDAQ. We will also be subject to various other regulatory requirements, including the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. New rules and regulations relating to information disclosure, financial reporting and controls and corporate governance, which could be adopted by the SEC, NASDAQ or other regulatory bodies or exchange entities from time to time, could result in a significant increase in legal, accounting and other compliance costs and make certain corporate activities more time-consuming and costly, which could materially affect our business, financial condition and results of operations. These rules and regulations may also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.
These new obligations will also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. Given that most of the individuals who now constitute our management team have limited experience managing a publicly traded company in the United States and complying with the increasingly complex laws pertaining to public companies, initially, these new obligations could demand even greater attention. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and results of operations.
If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of Inter Platform Class A Common Shares and their trading volume could decline.
The trading market for Inter Platform Class A Common Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on Inter Platform. If no or too few securities or industry analysts commence coverage of Inter Platform, the trading price for Inter Platform Class A Common Shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade Inter Platform Class A Common Shares or publish inaccurate or unfavorable research about our business, the price of Inter Platform Class A Common Shares would likely decline. If one or more of these analysts ceases coverage of Inter Platform or fail to publish reports on us regularly, demand for Inter Platform Class A Common Shares could decrease, which might cause the price of Inter Platform Class A Common Shares and trading volume to decline.
Our holding company structure makes us dependent on the operations of our subsidiaries, one of which we derive a significant portion of our revenues from, and we may not pay any cash dividends in the foreseeable future.
Inter Platform is a Cayman Islands exempted company with limited liability. As a holding company, Inter Platform’s corporate purpose is to invest, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil, where most of our operations are located, and outside Brazil. Accordingly, our material assets are our direct and indirect equity interests in our subsidiaries, and we are therefore dependent upon the results of operations and, in turn, the payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of Inter Platform Class A Common Shares, and we may have tax costs in connection with any dividend or distribution. In addition, the payments, dividends and distributions from our subsidiaries to us for funds to pay future cash dividends or distributions, if any, to holders of Inter Platform Class A Common Shares, could be restricted under financing arrangements that we or our subsidiaries may enter into in the future and we and such subsidiaries may be required to obtain the approval of lenders to make such payments to us in the event they are in default of their repayment obligations. Furthermore, we may be adversely affected if the Brazilian government imposes legal restrictions on dividend distributions by our Brazilian subsidiaries and exchange rate fluctuations will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries.
Currently, all of our revenues is expected to be derived from Banco Inter. We expect that we will continue to depend on Banco Inter for a significant portion of our revenues for the foreseeable future, and any decrease in the revenue of Banco Inter or any other event significantly affecting Banco Inter may have a material adverse effect on our financial condition and results of operations.
The declaration, payment and amount of any future dividends will be made at the discretion of Inter Platform’s board of directors and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors as Inter Platform’s board of directors considers relevant. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend. See “Dividends and Dividend Policy” and “Description of Share Capital — Dividends and Capitalization of Profits.”
Our dual class capital structure means our shares will not be included in certain indices. We cannot predict the impact this may have on the trading price of Inter Platform Class A Common Shares.
In 2017, FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of shares of common stock from being added to such indices. FTSE Russell announced plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders, whereas S&P Dow Jones announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. MSCI also opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from its ACWI Investable Market Index and U.S. Investable Market 2500 Index; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. We cannot assure you that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. It continues to be somewhat unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from the indices, but in certain situations they may depress these valuations compared to those of other similar companies that are included. Exclusion from indices could make Inter Platform Class A Common Shares less attractive to investors and, as a result, the market price of Inter Platform Class A Common Shares could be adversely affected.
Inter Platform is a Cayman Islands exempted company with limited liability. The rights of Inter Platform shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.
Inter Platform is a Cayman Islands exempted company with limited liability. Inter Platform corporate affairs are governed by its Articles of Association and by the laws of the Cayman Islands. The rights of Inter Platform shareholders and the responsibilities of members of Inter Platform’s board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not properly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Inter Platform’s Articles of Association have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or NASDAQ listing rules, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its stockholders (made up of two components) and the director’s duties prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Description of Share Capital — Principal Differences between Cayman Islands and U.S. Corporate Law.”
We may need to raise additional capital in the future by issuing securities or may enter into corporate transactions with an effect similar to a merger, which may dilute your interest in Inter Platform’s share capital and affect the trading price of Inter Platform Class A Common Shares.
We may need to raise additional funds to grow our business and implement our growth strategy through public or private issuances of common shares or securities convertible into, or exchangeable for,

Inter Platform shares, which may dilute your interest in Inter Platform’s share capital or result in a decrease in the market price of Inter Platform shares. In addition, we may also enter into mergers or other similar transactions in the future, which may dilute your interest in Inter Platform’s share capital or result in a decrease in the market price of Inter Platform shares. Any fundraising through the issuance of shares or securities convertible into or exchangeable for shares or the participation in corporate transactions with an effect similar to a merger, may dilute your interest in Inter Platform’s share capital or result in a decrease in the market price of Inter Platform Class A Common Shares.
As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), Inter Platform will have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.
As a foreign private issuer and emerging growth company, Inter Platform will be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, Inter Platform is not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit Inter Platform to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.
We will follow Cayman Islands laws and regulations that are applicable to Cayman Islands companies. However, Cayman Islands laws and regulations applicable to Cayman Islands companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.
Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although Inter Platform will be subject to Cayman Islands laws and regulations having, in some respects, a similar effect as Regulation Fair Disclosure. As a result of the above, even though Inter Platform is required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.
The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, Inter Platform will not be subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company Inter Platform is permitted to, and intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, Inter Platform will not have to comply with future audit rules promulgated by the U.S. Public Company Accounting Oversight Board (“PCAOB”), (unless the SEC determines otherwise) and Inter Platform’s auditors will not need to attest to Inter Platform’s internal controls under Section 404(b) of the Sarbanes-Oxley Act. We may follow these reporting exemptions until Inter Platform is no longer an emerging growth company. As a result, Inter Platform shareholders may not have access to certain information that they deem important. Inter Platform will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the Proposed Transaction, (b) in which we have total annual revenues of at least US$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of Inter Platform common shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30th, and (2) the date on which Inter Platform has issued more than US$1.0 billion in non-convertible debt during the prior three-year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. Inter Platform could be an “emerging growth company” for up to five years, although circumstances could cause Inter Platform to lose that status earlier, including if the market value of Inter Platform common shares held by non-affiliates exceeds $700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case Inter Platform would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find Inter Platform common shares less attractive because we may rely on these exemptions. If some investors find Inter Platform common shares less attractive as a result, there may be a less active trading market for our common shares and the price of our common shares may be more volatile.
Upon the listing of our common shares on NASDAQ, we will be a “controlled company” within the meaning of the rules of NASDAQ corporate governance rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.
Immediately after the completion of the Proposed Transaction, our controlling shareholders will beneficially own all of Inter Platform Class B Common Shares, representing a majority of the voting power of Inter Platform’s outstanding share capital. As a result, Inter Platform will be a “controlled company” within the meaning of the corporate governance standards of NASDAQ corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies, within one year of the date of the listing of their common shares:
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are not required to have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

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are not required to have a compensation committee that is composed entirely of independent directors; and

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are not required to have a nominating and corporate governance committee that is composed entirely of independent directors.

Following the Proposed Transaction, we intend to utilize these exemptions. As a result, we do not expect a majority of the directors on Inter Platform board will be independent upon the closing of the Proposed Transaction. In addition, we do not expect that any of the committees of the board will consist entirely of independent directors upon the closing of the Proposed Transaction. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of NASDAQ.
As a foreign private issuer, Inter Platform is permitted to, and will, rely on exemptions from certain NASDAQ corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of Inter Platform Class A Common Shares.
Section 5605 of NASDAQ equity rules requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, Inter Platform permitted to, and will, follow home country practice in lieu of the above requirements. See “Description of Share Capital — Principal Differences between Cayman Islands and U.S. Corporate Law.”
Inter Platform may lose its foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
In order to maintain Inter Platform current status as a foreign private issuer, either (a) more than 50% of Inter Platform Class A Common Shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of Inter Platform executive officers or (b)(ii) directors may not be U.S. citizens or residents; (2) more than 50% of our assets cannot be located in the United States; and (3) our business must be administered principally outside the United States. If Inter Platform loses this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in Inter Platform corporate governance practices in accordance with various SEC and NASDAQ rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.
Inter Platform shareholders may face difficulties in protecting their interests because Inter Platform is a Cayman Islands exempted company.
Inter Platform corporate affairs are governed by our Articles of Association, by the Companies Act (As Revised) of the Cayman Islands (“Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against Inter Platform directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of Inter Platform shareholders and the fiduciary responsibilities of Inter Platform directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less exhaustive body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.
While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a merger or consolidation of a company that takes place (by way of a scheme of arrangement). This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation (by way of a scheme of arrangement) or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation that does not take place by way of a scheme of arrangement to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.
Shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Inter Platform directors have discretion under Inter Platform Articles of Association to determine whether or not, and under what conditions, Inter Platform corporate records may be inspected by Inter Platform shareholders, but are not obliged to make them available. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
United States civil liabilities and certain judgments obtained against Inter Platform by Inter Platform shareholders may not be enforceable.
Inter Platform is a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, the majority of Inter Platform directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and Inter Platform officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.
Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands and Brazil. Courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands’ judgment in respect of the same matters, and was not obtained in a manner which is contrary to the public policy of the Cayman Islands. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.
Judgments of Brazilian courts to enforce our obligations with respect to Inter Platform Class A Common Shares may be payable only in Reais.
Most of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of Inter Platform Class A Common Shares, we may not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real may only be satisfied in Brazilian currency at the exchange rate, typically as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then typically adjusted to reflect exchange rate variations and monetary restatements through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the Class A common shares.
If the Proposed Transaction is not completed prior to the end of 2021 and a Brazilian tax reform is approved prior to the end of 2021, the tax consequences of the Proposed Transaction in Brazil will be highly uncertain and may be materially adverse to current Banco Inter Shareholders and us.
Brazilian Congress is currently analyzing a bill of law providing for changes in the Brazilian income tax system (the “Tax Reform”). If approved and sanctioned by Brazilian President at any time before the end of 2021, changes relating to income tax and assessment of capital gains in the Tax Reform will become effective as of January 1, 2022. The terms of the Tax Reform and their impact on Inter Platform and current Banco Inter Shareholders will not be known until the final version of the Tax Reform is approved by Congress and sanctioned by the Brazilian President. If the Tax Reform is approved and sanctioned prior to the end of 2021 and the Proposed Transaction is concluded on or after January 1, 2022, the tax treatment of the Proposed Transaction will be uncertain and may result in adverse tax consequence to Banco Inter Shareholders and to us.
The Brazilian House of Representatives approved in September 2021 a first bill of Tax Reform. This bill of law is subject to approval by the Brazilian Senate and sanction of the Brazilian President. If the Brazilian Senate introduces changes to the bill of law approved by the House of Representatives, the bill is subject to a second approval by the Brazilian House of Representatives. The bill of Tax Reform approved by the House of Representatives modifies the legal provision in force that allows the in-kind return of capital to shareholders to be implemented at book value. The new proposed legislation requires that any such capital return be carried out based on the returned asset or right´s market value. The positive difference between the returned asset or right’s market value and its book value/tax basis, if any, would be treated as a capital gain by the entity returning the capital.
If the bill of Tax Reform is approved and sanctioned prior to the end of 2021 and the Proposed Transaction is concluded on or after January 1, 2022, there are uncertainties as to the tax treatment of the redemption of HoldFin Redeemable Shares, which may require this transaction to be performed based on the market value of the returned Inter Platform BDR, potentially triggering the recognition of taxable capital gains in Brazil.
Due to the complexity of the Brazilian tax system, even before any Tax Reform is approved, any transaction, including the Proposed Transaction, may be subject to scrutiny and challenges by the Brazilian tax authorities, what may result in the issuance of tax assessments added by penalties.

The receipt of the consideration pursuant to the Proposed Transaction is expected to be a taxable transaction for U.S. federal income tax purposes.
We expect that the exchange of Banco Inter Shares for the consideration in the Proposed Transaction will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder (as defined herein) will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the fair market value of any Inter Platform Class A Common Shares or Inter Platform BDRs, as the case may be, received on the date of the exchange and/or the cash received with respect to the Banco Inter Shares exchanged and (ii) the U.S. Holder’s adjusted tax basis in the Banco Inter Shares. A U.S. Holder will have a tax basis in any Inter Platform Class A Common Shares or Inter Platform BDRs received, as the case may be, equal to their fair market value on the date of the exchange, and the U.S. Holder’s holding period for such Inter Platform Class A Common Shares or Inter Platform BDRs will begin on the day after the date of the exchange. The tax consequences of the Proposed Transaction and of holding Inter Platform Class A Common Shares or Inter Platform BDRs are discussed in more detail below under “Material Tax Considerations — U.S. Federal Income Tax Consequences.”
There could be adverse U.S. tax consequences to Banco Inter Shareholders that hold Inter Platform Class A Common Shares or Inter Platform BDRs following the Proposed Transaction if we are a passive foreign investment company.
U.S. shareholders of passive foreign investment companies are subject to potentially adverse U.S. federal income tax consequences. In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average value of its assets (generally determined on the basis of a quarterly average) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.
Based on our financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or in the reasonably foreseeable future.
However, since the determination whether we are a PFIC must be made annually after the close of each taxable year and based on the facts and circumstances at that time, such as the valuation of our assets (including, following the Proposed Transaction, the assets of Banco Inter), including goodwill and other intangible assets, which may depend on the value of our Inter Platform Class A Common Shares which can vary from time to time, there can be no assurance that we will not be a PFIC for any taxable year. In particular, although we consider ourselves to be actively engaged in an active business, certain of our income may be treated as passive income, unless it is eligible for an exception for certain income derived in the active conduct of a banking business (the “Active Banking Exception”), and related assets may be considered passive assets unless the Active Banking Exception applies. We believe that the Active Banking Exception, as interpreted by Treasury regulations, including recently proposed Treasury regulations (the “Proposed Regulations”), should apply to treat such income and related assets as active, but such treatment is not certain. Moreover, while the Proposed Regulations permit taxpayers to rely on them, it is possible that the U.S. Department of the Treasury (“Treasury Department”) will not follow the approach of the Proposed Regulations when issuing final regulations, in which case the Active Banking Exception might not apply to our income and it is possible that we could be treated as a PFIC. If we are a PFIC, U.S. shareholders would be subject to certain adverse U.S. federal income tax consequences as discussed under “Material Tax Considerations — U.S. Federal Income Tax Considerations.”
If we are required to register under the Investment Company Act, our ability to conduct our business could be materially adversely affected, and you could suffer losses.
Inter Platform is not registered, and does not intend to register, as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Investment Company Act contains substantive legal requirements that regulate the manner in which investment companies are permitted to conduct their business activities. Inter Platform’s assets are primarily its indirect equity stake in

Banco Inter, which we believe is not an investment company pursuant to the exemption set forth in Rule 3a-6 under the Investment Company Act (which covers foreign banks).
We expect that Inter Platform’s operations will be conducted through wholly or majority-owned operating subsidiaries so that Inter Platform and each of its subsidiaries is not an investment company under the Investment Company Act. As a consequence of seeking to avoid the need to register under the Investment Company Act on an ongoing basis, we may be restricted from holding certain securities or may structure operations in a manner that would be less advantageous than would be the case in the absence of such requirements.
Additionally, if we were to be deemed an investment company, restrictions imposed by the Investment Company Act, including limitations on our capital structure and our ability to transact with our affiliates, could make it impractical for us to continue our business as currently conducted and could have a material adverse effect on our financial performance and operations.
Risks Relating to Our Business
The Coronavirus pandemic (COVID-19), as well as any potential economic effects, together with slowdown and volatility in the Brazilian and global financial and capital markets have had and may continue to have adverse effects on our business, financial condition, liquidity and operating results, and may increase other risks described in this section “Risk Factors.”
In March 2020, the World Health Organization decreed the outbreak of COVID-19 with global pandemic status, and since then, authorities around the world have implemented measures to reduce its spread. Government and anti-COVID-19 pandemic measures have had and are likely to continue to have a strong impact on global and Brazilian macroeconomic and financial conditions, including disruption of supply chains and the closure of several companies, leading to loss of revenue, increased unemployment, stagnation and economic contraction.
The COVID-19 pandemic also resulted in an increase in volatility in the Brazilian and international financial markets and in economic indicators, including interest rates, foreign exchange and credit spreads. As an example, as a result of greater volatility, the B3 circuit breaker was triggered several times in March 2020 and the value of assets was negatively impacted on those occasions. Any unexpected shocks or movements in these market factors or conditions may result in financial losses associated with our positions and exposures, which may deteriorate our financial condition. Measures taken by government authorities worldwide, including Brazil, in order to stabilize markets and support economic growth may not be sufficient to control high volatility or prevent serious and prolonged reductions in economic activities.
In addition, the social distance measures imposed by government authorities to contain the COVID-19 pandemic have been resulting in a sharp drop or even a halt in the activities of companies in various sectors. Such policies and measures influenced the behavior of consumers and the population in general, the demand for services, products and credit. Current macroeconomic fundamentals, such as unemployment, inflation and growth have had and can continue to have a negative impact on our business, mainly in the form of:
(i)
liquidity restrictions and reduced access to financing and funding;

(ii)
reduction in the volume traded on debit and/or credit cards;

(iii)
a relevant increase in the risks associated with the corporate debt market, including those resulting from increased default, renegotiations of existing debt contracts and possible claims of force majeure, which may increase the provisions for losses, causing loan losses to exceed the provisioned amounts, and impact the proportion of loans in arrears in relation to total loans granted by us, with particular impact on corporate loan business;

(iv)
reductions in assets under custody as a result of lower customer appetite for risk;

(v)
restrictions on certain business activities that may impact us as well as our employees, suppliers,

customers, counterparty customers and other business partners, thus affecting our operations and our customers’ ability to conduct business and fulfill their obligations to us; and
(vi)
an increase in our investments and expenses in cyber security and information security and in measures to control and manage operating risks.

Our market, liquidity, credit and operational risk management policies, procedures and methods may not be fully effective.
At the end of 2020 and throughout the first quarter of 2021, the COVID-19 pandemic worsened in Brazil, with increased number of new cases and deaths due to COVID-19, in particular related to new strains of the virus. Such factors may result in the prolonging of the COVID-19 pandemic effects in Brazil, as well as the result of Brazil being affected by new strains of COVID-19.
The extent of COVID-19’s pandemic impacts on our business, financial condition, liquidity and results will depend on several market and political factors beyond our control, including the possibility of additional outbreaks and the intensity of the economic downturn resulting from actions taken, or to be taken, by government authorities. Consumers affected by the COVID-19 pandemic may continue to exhibit downturns behavior even after the crisis ends, maintaining low levels of discretionary spending over the long term, which is why certain sectors served by us may take longer to recover.
We have identified material weaknesses in our internal control over financial reporting. If we are unable to remedy these material weaknesses or fail to establish and maintain a proper and effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements, our results of operations and our ability to operate our business or comply with applicable regulations may be adversely affected.
In connection with the audit of our financial statements, we and our independent registered public accounting firm identified certain material weaknesses in our internal controls. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to (i) IT user identity and access management processes, including segregation of duties, and (ii) financial reporting closing processes, including reconciliation process and significant number of journal entries. We plan to adopt measures that will improve our internal control over financial reporting, but we cannot assure you that our efforts will be effective.
Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.
After conclusion of the Proposed Transaction, we will be subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. Under the current rules of the SEC we will be required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls. Our testing may reveal other material weaknesses or significant deficiencies and result in the conclusion that our internal control over financial reporting is ineffective. We expect to incur additional accounting and auditing expenses and to spend significant management time in complying with these requirements. If we are not able to comply with these requirements in a timely manner, or if we or our management identifies other deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our shares may decline and we may be subject to investigations or sanctions by the SEC and other regulatory authorities.

In addition, these new obligations will also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and operation results.
The digital banking segment in Brazil is in its early years and is highly competitive, and we may be unable to maintain our market positioning.
The Brazilian digital banking sector is in its early years and is highly competitive. As such, large financial institutions, considered to be “traditional” have adopted strategies that focus on digital banking and therefore compete with us in: (1) consolidating position in the digital accounts market; (2) developing benefits programs to attract and retain account holders; and (3) expanding the portfolio of digital products.
In addition, other financial institutions (including fintechs with digital credit platforms), have begun to actively operate in the digital banking segment in Brazil, further increasing competition. The fintech business model differentiates itself by the use of technology to reduce the bureaucracy related to financial services and products, focusing on efficiency and productivity to reduce costs and processes when compared to traditional financial institutions. These advantages, which are created by the fintech ecosystem itself, pose challenges to the traditional banking business model, requiring constant adaptation to the industry’s innovations and thus allowing for new players to enter the industry very fast and in such a way that cannot be anticipated or immediately copied by its competitors.
Increased competition in the digital banking segment, particularly with the entry of larger financial institutions, which have more established and robust structure, an extensive customer base and various distribution channels, may materially adversely affect us.
Failures or breaches in critical processes or systems may interrupt our business, increasing costs and resulting in losses, which could materially adversely affect us.
As a financial institution, we are exposed to various operational risks, including risks of interruption of our business, failure of our systems or operations and fraud by our employees or third parties, such as failures to properly record transactions, equipment failures or mechanical employee errors. There can be no assurance that our systems or processes will not fail or that fraud, errors, or operating problems will not materially adversely us.
Moreover, we may be subject to significant operational process interruptions, including events that are entirely or to some measure beyond our control, which may materially adversely affect our operations, including:
•
the total or partial unavailability of systems that support back office services;

•
failures of our critical automated or non-automated systems; and

•
interruptions in the supply of outsourced services on which our critical processes depend, such as processing interbank wire transfers, payment of public or private securities, settlement of purchase orders and/or sale of securities, among other processes.

Operational failures, including those resulting from human error or fraud, increase costs, and may result in losses, disputes with customers, damage to our image, lawsuits, regulatory fines, sanctions, intervention, the obligation to issue refunds or other damages, each of which may materially adversely affect us.
Failure to protect against risks related to cybersecurity may result in a loss of revenue and materially adversely affect us, including hampering our operations or resulting in the unauthorized disclosure of information.
Our security structure is subject to cybersecurity failures, including cyber-attacks, which may include invasion of platforms and IT systems by malicious third parties, malware infiltration (such as computer viruses), contamination (whether intentional or accidental) of networks and systems by third parties with whom we exchange data, cyber-attacks designed to access, change, corrupt or destroy systems, computer networks, stored information or transmitted information, as well as unauthorized access to or breach of sensitive and or private data of customers by our employees, third parties or others. For example, in 2018, certain information relating to our customers in the period was published without our authorization. The unauthorized publication of this information resulted in certain legal proceedings against us. For additional information, see “Legal and Administrative Proceedings — Civil Proceedings.”
Successful cyber-attacks may paralyze or make our services or systems unavailable, resulting in losses, contamination, corruption or loss of customer data and other sensitive stored information, a breach of secured data, the dissemination of unauthorized information or the loss of significant levels of liquid assets (including cash).
Additionally, due to the remote working strategy we adopted during the pandemic, there is the possibility of an increase in cyber-attack attempts through employees’ computers because the cyber security of networks used by employees outside our offices may not provide the same level of security as that of our work environment, which may impair our ability to manage our business.
As cyber-attacks continue to evolve in size and sophistication, we may incur significant costs in attempting to modify or improve protective measures. Moreover, cyber-attacks are constantly changing and being reinvented. We may not be able to upgrade our systems quickly enough to keep up with these changes, or we may be required to allocate additional funds above the amounts originally earmarked to stop such attacks. We may be exposed to the risk of being held jointly and severally liable for possible causes of these third parties.
We may also incur significant costs in investigating or remedying any vulnerabilities or breaches or in communicating cyber-attacks to our customers. Any inability to effectively protect our systems and platforms against cyber-attacks may result in losses, disputes with customers, damage to our reputation, lawsuits, regulatory fines, sanctions, regulatory intervention and other damages, each of which could materially adversely affect us. We may not be able to upgrade our systems at a sufficient pace to keep up with these changes, or we may be required to allocate additional funds above the amounts originally allocated to prevent such attacks.
Our regulators are increasingly aware of the need for cyber risk management and, among the current regulations, we are subject to the Central Bank Resolution No. 4,893, whose requirements are related to the readiness to report attacks in response to cyber incidents and the adequacy of our control environment and Information Security policies. Failure to manage cybernetic risks or to comply with these regulatory requirements may adversely affect us in relation to the regulator.
We have strategic partners in infrastructure and systems, which also process information and operate critical services. These suppliers are subject to risks similar to those described above and may have a direct impact on us and our customers. Additionally, under Brazil’s data protection law, data processors may be jointly and severally liable for any damage caused to the data subjects. As such, we may be jointly and severally liable for any damage caused by third-party service providers involved directly in our data-processing operations. Any undue use of customer information, or the perception of such misuse, may subject us to legal and administrative proceedings and fines, which may adversely affect our reputation and financial condition.
We are subject to risks associated with noncompliance with data protection laws and may be materially adversely affected in the event we are subject to fines and other sanctions under these laws.
In 2018, the Data Protection Law (Lei Geral da Proteção de Dados), under Law No. 13,709, of August 14, 2018 (“Data Protection Law”), was approved and has been in force since September, 2020, transforming the manner in which personal data protection in Brazil is regulated. The Data Protection Law is a new legal milestone regulating the processing of personal data, establishing the rights of the owners of personal data, the applicable legal basis for the protection of personal data, the requirements for obtaining consent, obligations and requirements following the occurrence of security incidents and data leaks as well as the creation of the Brazilian National Authority for the Protection of Data (Autoridade Nacional de Proteção de Dados) (“ANPD”).
The process of remaining compliant with the data protection statutes and regulation in Brazil requires us to continuously improve our practices, which may require additional investments and additional cyber-security expenses, both of which may adversely affect our financial condition and results of operation.

Failure to comply with any of the dispositions of the Data Protection Law may subject us to: (i) legal proceedings (including class actions) seeking indemnification for any breach of the Data Protection Law or other similar statutes regulating data privacy; and (ii) penalties provided for in the Data Protection Law and other similar statutes regulating data privacy to be imposed by certain consumer protection entities (which have been imposing such fines since before the Data Protection Law).
In the event that we fail to comply with the Data Protection Law, we may be subject to fines (on an individual or cumulative basis), warnings, disclosure obligations, temporary suspensions, an obligation to delete personal data and a fine of up to 2.0% of our Company’s, economic group’s or conglomerate’s revenue (excluding taxes) in Brazil in the year proceeding the breach up to an aggregate R$50.0 million per infraction. In addition, we may be held liable for civil, moral, individual or collective damages caused by us or our subsidiaries in the event of a failure to comply with the Data Protection Law.
Accordingly, any failure to protect personal data processed by us or our subsidiaries to comply with applicable data protection laws, may result in significant fines, an obligation to disclose the incident to the market, an obligation to delete personal data from our records or the suspension of our operations and may materially adversely affect our reputation and results of operations.
Interruptions or failures in our technology systems or any lack of integration or redundancy of these systems may materially adversely affect us.
Our operations depend on the efficient and uninterrupted operation of our IT systems. For example, these systems are required to process a significant constant growing number of transactions efficiently and accurately, as well as enable the processing, storage and secure transfer of confidential data and other sensitive information. The software that we use to process these transactions is required to interact with third party software or operating systems. Accordingly, any incompatibilities or the unavailability of such software or operating systems, or any errors or limitations as to their use, may prevent proper processing of transactions made by our customers resulting in losses, disputes with customers, lawsuits, regulatory fines, sanctions, regulatory intervention, an obligation to issue refunds or other damages, each of which could materially adversely affect us.
In addition, the hardware and software that we use may be damaged or be subject to complete or partial interruptions as a result of internal failure, natural disasters, failures in telecommunications services, computer viruses, physical intrusion, electronic intrusion, and other events or similar occurrences. Any of these events may result in disruptions, delays and/or losses in the transmission of essential data, which may materially adversely affect us.
The lack of monitoring and the non-improvement of our IT systems linked to our operation or our inability to make the necessary investments to keep up with the technological evolution of the banking market could adversely affect our operations.
Any failure to improve our operational IT systems or to make the necessary investments to keep pace with technological developments in the banking and financial industry may materially adversely affect us.
Considering that our core business is intrinsically linked to the digital environment in which new technologies are developed daily, our ability to maintain our competitiveness and expand our business depends on our ability to improve IT systems and efficiently increase our operational capacity. As a result, we must continuously make investments in significant improvements in our IT infrastructure in order to remain competitive. There can be no assurance that we will have the funds available to maintain the levels of investment required to support improvements or upgrades to our IT infrastructure, which may result in a significant loss of competitiveness against our main competitors, and an inability to keep pace with the evolution of the sector and customer needs, materially adversely affecting us.
Moreover, we are unable to foresee the effect of technological changes on our operations. In addition to our own initiatives, we depend in part on third parties for the development of, and access to, new technologies. New services and technologies applicable to our industry may arise and make the current technology used in our products and services obsolete. The development of new technologies and their integration into our products and services may require significant investment and considerable time and may ultimately prove unsuccessful. In addition, our ability to adopt new products and services and to develop new technologies may be limited by industry standards, changes in rules and regulations, customer resistance, intellectual property rights held by third parties and other factors. Our success will depend on our ability to develop and incorporate new technologies, to meet the challenges of a rapidly evolving market for financial services that are provided electronic means and to adapt to changing technologies. If we are unable to do so in a timely or profitable manner, our business and results of operations may be materially adversely affected.
Models, policies, procedures and methodologies that we have adopted to manage risks (including market, liquidity, credit, operational and environmental risks) may not be sufficient to prevent exposure to unforeseen risks or the occurrence of known risks, which may materially adversely affect us.
The models, policies, procedures and methodologies that we use to monitor, measure and manage risks may not be sufficient to prevent our exposure to unforeseen risks or the occurrence of known risks, which may materially adversely affect us. Moreover, potential measures or changes instituted by regulators, including changes in laws, may materially adversely affect us.
For example, statistical models and management tools used to estimate our exposure within a given time period may prove inaccurate in estimating the capital, controls or safeguards required to cover, control or mitigate unpredictable, unforeseen or erroneously quantified factors. Furthermore, stress tests and sensitivity analyses based on predefined scenarios may not identify all of the possible impacts on our results of operations.
We may incur losses resulting from failures, inadequacies or deficiencies in internal processes, systems, or human error. In addition, we may incur losses resulting from external events such as natural disasters, terrorism, theft and vandalism, as well as events that are not properly identified and addressed by our models. The incurrence of any of these risks may materially adversely affect us.
Our systems, methods, analysis, management and risk controls relating to our customer base may not be sufficient to prevent losses.
Part of our portfolio comprises treasury and loan operations, and as a result, fluctuations in interest rates, the prices of securities, exchange rates and other floating market indices may materially adversely affect our results of operations. The success of these banking operations depends, among other factors, on the balance between the risks assumed and the returns obtained from these operations.
Before performing any of these banking operations, we carry out an analysis of the credit profile of each of our customers in order to evaluate the risk that each operation poses. There can be no assurance that our risk management and credit analysis systems will be sufficient to prevent losses due to any failure to identify all applicable risks. There can also be no assurance that our risk management systems will be sufficient to prevent losses stemming from analysis of the risks identified, or that our risk identification will be adequate, correct or timely, which may materially adversely affect us.
We are subject to laws and regulations relating to money laundering, terrorist financing, corruption and other illegal activities in the jurisdictions in which we operate and may be materially adversely affected by violations of these laws and regulations.
We are subject to laws and regulations related to the prevention and combating of money laundering, terrorist financing, corruption and other illegal activities. These laws and regulations require, among other measures, that we adopt and apply “Know-your-Supplier” (including politically exposed person (“PEP”) assessments), “Know-your-Partner” and “Know-your-Employee” policies and procedures. We must also provide training for employees in the prevention of money laundering, terrorist financing and other related illegal activities, as well as report suspicious transactions to the appropriate authorities.
These standards have become more detailed and complex, requiring that we continuously improve already sophisticated systems and use specialized personnel for compliance and monitoring purposes. Policies and procedures to detect and prevent the use of our framework for money laundering, terrorist financing, corruption and related illicit activities as well as those designed to prevent bribery and other illegal practices may not prove effective in preventing the unauthorized use of our systems by our directors, officers, collaborators, controlling shareholder, affiliates or third-party agents for illegal or improper activities.
In the event that we are unable to fully comply with applicable laws and regulations to prevent and combat money laundering and the financing of terrorism, combating corruption or other related illegal activities, we may be subject to (i) administrative, criminal and civil fines and penalties; (ii) loss of our operating licenses; (iii) prohibition or suspension of our activities; and (iv) being prohibited to enter into contracts with Brazil’s public administration and becoming ineligible for certain tax benefits or other programs which involve public funds. Any such consequences may materially adversely affect our reputation, financial condition and results of operation.
Our controlling shareholder, affiliates, directors, officers, collaborators, third-party agents and us may be materially adversely affected to the extent we are involved, or accused of being associated with, money laundering, terrorist financing, corruption or other related illegal activities, or in the event that our operations, accounts or systems are used, with or without our knowledge, to further money laundering, terrorist financing, corruption or other illegal or improper purposes.
We may be materially adversely affected by damage to our reputation.
We depend on our image and credibility in the market to operate our business and attract and retain customers, investors and employees. Several factors may damage our reputation and result in a negative perception of us by our customers, counterparties, shareholders, investors, government agencies, the community and regulators. These factors include, among others, non-compliance with legal obligations, conducting illicit operations with customers, contracting suppliers that do not ethically conduct their business, unauthorized disclosure of customer information, misconduct by our employees and failures in risk management. In addition, negative publicity relating to us may damage our business, while actions taken by third parties, including suppliers, such as engaging in child labor, slave labor, discriminatory practices, unlawful acts and corruption, activities contrary to health, work safety or environmental regulations, may indirectly tarnish our reputation in the market.
Any failure to establish or preserve a favorable reputation among customers and within the banking industry may materially adversely affect us.
We may have insufficient capital to meet the capital requirements established by the CMN and the Central Bank.
Brazilian financial institutions must comply with the guidelines imposed by the CMN and the Central Bank which are similar to the guidelines of Basel II, related to capital adequacy, including minimum capital requirements. We cannot guarantee that in the future we will have sufficient funds or resources available to ensure adequate capitalization, and therefore we may be unable to meet the capital adequacy requirements imposed by the CMN and the Central Bank.
Central Bank Resolution No. 4,192, of March 1, 2013, as amended by CMN Resolution No. 4,278, of October 31, 2013 (“Central Bank Resolution No. 4,192”), establishes a calculation method for regulatory capital held by financial institutions and other institutions authorized to operate by the Central Bank.
This resolution establishes the beginning of the transition to new standards established by Basel III, and its main purposes are: (1) to improve the capacity of financial institution to absorb shocks arising from the financial system and other economic sectors; (2) to reduce the risk of contagion spreading from the financial sector to the real economic sector (systemic risk); (3) to maintain financial stability; and (4) to promote sustainable economic growth.
Moreover, financial institutions may only distribute profits in an amount higher than may be required by law or regulation if this distribution does not jeopardize compliance with capital and equity requirements. Accordingly, any failure to meet minimum capital requirements may negatively affect our ability to distribute dividends and interest on capital to shareholders, in addition to adversely affecting our operating and lending capacity. As a result, we may have to sell assets or take other measures that may materially adversely affect us.

In addition, Brazilian regulators may apply sanctions due to capital inadequacy, including administrative proceedings, fines, disqualification of management and even the cancellation of our operating license, which may materially adversely affect us.
Mismatches between interest rates, indexes, exchange rates, the maturities of our credit portfolio and our sources of funds may negatively affect our credit operations and us.
We are exposed to mismatches of interest rates and maturities between our assets and liabilities. A portion of our credit portfolio comprises loans at fixed or floating interest rates and the profitability of credit transactions depends on our capacity obtain funding at competitive rates. An increase in market interest rates in Brazil could increase our cost of funding, particularly the cost of term deposits, thus reducing the spread earned on our credit portfolio, materially adversely affecting us.
Any mismatch between the maturity of credit transactions and sources of funds, which in general are for shorter terms, may exacerbate the effect of any imbalance in interest rates, and pose a liquidity risk in the event that we do not have adequate funding. An increase in the total cost of funding may result in an increase in interest rates that we charge on lending, which may consequently affect our ability to attract new customers. A decrease in the growth of our credit portfolio, or illiquidity arising from the lack of permanent funding, may materially adversely affect us.
See also, “Management’s Discussion and Analysis of Results of Operations and Financial Condition — Quantitative and Qualitative Disclosure about Market Risk.”
Deterioration in our credit rating may increase our funding costs, which may materially adversely affect us.
Funding costs are influenced by numerous factors, such as macroeconomic conditions, the regulatory environment for Brazilian banks, insufficiency of capital, failure to timely comply with our obligations to customers and suppliers, the continuous availability of term deposits in the local market, increased difficulty in raising new funds and failure to enlarge our credit portfolio. Any unfavorable change in these factors may give rise to a negative impact on our credit rating, which may restrict our borrowing capability, capacity to assign credit portfolios or ability to issue securities on acceptable terms, thereby increasing the cost of funding and materially adversely affecting us.
The growth of our credit portfolio may result in an increase in defaults.
Our management has adopted a strategy of expanding our credit portfolio, increasing origination and approving new loans, which may result in an increase in our financial leverage and, potentially, lead to an increase in default levels and provisioned expenses, which may materially adversely affect us.
Modifications to the rules and regulations governing the origination of real estate loans by financial institutions in Brazil may materially adversely affect us.
The origination of real estate loans by financial institutions in Brazil is subject to rules and regulations that may adversely affect the volume and terms of real estate loans in the Brazilian market. From time to time, the Brazilian government modifies these rules, including for the purpose of advancing public housing policy. There can be no assurance that modifications to rules and regulations governing the origination of real estate loans will not be enacted or that, if enacted, such rules and regulations will be favorable. We derive a significant portion of our operating income from our real estate lending operations. As a result, the suspension of, or significant modifications to, the rules and regulations governing the origination of real estate loans may affect our real estate lending, and as a result, may materially adversely affect us.
Our capacity to receive payments due on personal loans paid directly from the payroll or from social security benefits (“payroll loans”) depends on the effectiveness and validity of the agreements we entered into with Brazilian Institute of Social Security (Instituto Nacional da Seguridade Social) (“INSS”) and employers of the public and/or private sector, as well as on the continued employment or beneficiary status of the borrowers”.
Part of our loans are derived from lending through loans deducted directly from payroll, including the payroll card model, a credit card the invoices of which are deducted from payroll. Repayments are deducted directly from the borrowers’ pensions, annuities or salaries, and may be interrupted if the borrower (a retired person, pensioner, employee or official of the private or public sector) loses his or her job, if other deductions, such as alimony, take priority over the loan, or if the borrower dies.
In the event of a borrower’s dismissal or leave of absence, the payment of the loan may depend exclusively on the borrower’s financial capacity. There can be no assurance that we will be able to recover loan amounts in these circumstances.
Rules and regulations governing payroll loans establish a maximum percentage of income that may be deducted by financial institutions for payment of debts resulting from payroll loans. If a borrower divorces or legally separates from his or her spouse, under Brazilian law, the alimony due by the borrower may be deducted directly from payroll under certain circumstances and have priority over other debts, such as our payroll loans, which may accordingly not be repaid.
Our payroll loans are also subject to risks relating to the employer or payee. Any events that affect payments to employees, such as an employer’s financial condition, failures or changes in the internal controls, may delay, reduce or prevent deductions from the employees’ earnings, and therefore, result in losses on our payroll loans portfolio, which may materially adversely affect us.
Any of these risks may result in increased portfolio defaults, provisions for expenses and other expenditures related to collection of amounts due, which may materially adversely affect us.
Provisional Measure No. 936/2020, which was converted to Law No. 14,020, of June 6, 2020, established the Emergency Program for the Maintenance of Employment and Income, applied during the state of public calamity recognized by Legislative Decree No. 6, dated March 20, 2020, which includes the possibility of proportional reductions of working hours and wages, as well as the temporary suspension of the employment contract. Due to the extended duration of the COVID-19 pandemic in Brazil, the Provisional Measure No. 1,045, of April 27, 2021, re-implemented the aforementioned program for an additional 120 days. In this scenario, a percentage of our payroll loan agreements may be affected because the borrower’s income or salary that may be collateral to payroll loans (“consignable income”) may be decreased in relation to the income or salary that was consigned to us, requiring us to refinance or otherwise extend the term of the agreements and consequently the receipt of these amounts by us. For instance, this program, in 2020, reduced our borrowers’ consignable income by 30%.
We may sustain substantial losses as a result of our securities and derivatives transactions.
We trade securities and acquire debt and equity securities. These investments may result in substantial losses in the future given that securities are subject to significant price variations.
We also trade derivatives. These transactions are subject to market, credit and operating risks, including credit or default risk and basis risk (risk of loss associated with the variation of the difference between the asset’s return and our funding cost/hedging cost) and default risk from our counterparties.
Derivatives transactions may cause significant volatility in our equity or lead to results of operations that are better than those that we would have achieved had we not entered into these transactions. There can be no assurance that our securities and derivatives transactions will not materially adversely affect us.
The uncertainties caused by the COVID-19 pandemic has had an adverse impact on the global economy and capital markets, including in Brazil, causing eight circuit-breakers that stopped B3’s trading during the month of March 2020. The price of most of the assets traded in B3 was and has been adversely affected due to the COVID-19 pandemic. Impacts similar to those described above may occur again, causing the assets traded on B3 to fluctuate, including securities held by us.

We may be materially adversely affected if key members of our management resign, or if we are unable to attract and retain specialized management.
Our ability to remain competitive and reach our growth target is dependent upon the success of our management and we may be unable able to successfully attract and retain specialized management. We may be materially adversely affected in the event our key management personnel resign or if we are unable to continue to attract and retain specialized management.
We may be unable to fully implement our management strategies, which may materially adversely affect us.
We intend to expand our share of the domestic financial market, particularly by expanding our participation in the retail segment (including personal loans) and by diversifying and expending our portfolio of products and services. Our actual productivity, investments, operating costs and business strategies may be substantially less favorable than originally projected. Difficulties may arise particularly in the form of financial, demographic, competition-related and/or technology issues, among others. There can be no assurance that we will be successful in implementing our management strategies, or that our concentration of activities in specific segments will not materially adversely affect us.
We may not be able to recover amounts resulting from loans in default by borrowers or seize assets pledged as collateral under these agreements, and such collateral, when seized, may not be sufficient to cover defaulted loan balances.
When borrowers default on loan and financing agreements, we take judicial or extrajudicial measures to collect the amounts due. There can be no assurance that our collection procedures and foreclosure of guarantees linked to these loans and/or financing activities will be the most appropriate or that they will result in the actual recovery of the amounts due. We may be materially adversely affected to the extent that we are unable to substantially recover unpaid balances.
Due to the COVID-19 pandemic, a significant increase in the risks associated with the debt market, including those resulting from increased default, renegotiations of existing debt contracts and possible claims of force majeure, may increase our loss provisions, as well as our actual losses, causing loan losses to exceed the provisioned amounts, and impact the proportion of loans in arrears in relation to total loans granted by us, materially and adversely affecting our financial results.
Upon borrower default, we may be unable to obtain marketable title to properties secured through fiduciary assignment (or mortgage), which may materially adversely affect us.
All of our real estate loans are guaranteed by fiduciary assignments of property or mortgages. In the event the borrower defaults, and following the termination of any applicable cure period established in the loan agreement, we may seek to enforce the fiduciary assignment and transfer title to the property to our name for subsequent sale at an auction.
We are not subject to a deadline to foreclose upon property and the timing of any such foreclosure may vary depending on the circumstances of out-of-court proceedings, such as notary requirements, difficulty in locating the debtor, the requirement to publish notices calling on the debtor to settle the debt and judicial measures available to the debtor, among other circumstances. In addition to the possibility of delays in the proceedings, there is also the possibility of challenges by the debtor, which may give rise to judicial decisions invalidating recovery or annulling the transfer of title, property auction or payment of auction proceeds, which may materially adversely affect us.
In addition, particularly with respect to the collateral, there can be no assurance that the amounts we recover through auctions for the sale of repossessed property will be sufficient to cover customer balances outstanding.
In the event that we are not able to collect a debt or seize the collateral, or if we are unsuccessful in auctioning repossessed property, we may be materially adversely affected.

Adverse decisions in legal, administrative proceedings and investigations to which we, our subsidiaries or our directors and officers are a party may materially adversely affect us.
We, our subsidiaries and members of our management are a party to lawsuits and administrative proceedings related to civil (including, in particular, proceedings relating to consumer relationships), tax, labor, antitrust, regulatory claims and investigations arising in the ordinary course of business. Certain of these lawsuits and proceedings involve sizeable amounts and indemnification obligations. We cannot assure that the outcomes of these lawsuits will be favorable or that we have sufficiently anticipated the risks inherent to each claim. Provisions that we have recognized, or may recognize in the future, may be insufficient to cover the total cost of these lawsuits and proceedings. In addition, there can be no assurance that material legal, arbitral and administrative proceedings will not arise in the future in relation to contingencies that oblige us to expend significant resources.
We may also incur costs with such proceedings, including attorney fees. We may also have some of our assets frozen or otherwise subject to liens, which may affect our liquidity. We may also not have the funds to secure certain proceedings via judicial deposit or by offering some other form of collateral. Our failure to provide collateral on such legal proceedings will result in the values we are required to pay due to these proceedings not being suspended (that is, will be due). Such failure to provide collateral may also subject us to seizure of our assets and garnishment of our income, as well as make it difficult for us to obtain certain statements of fiscal regularity. Any such consequence may adversely affect our financial conditions and results of operations.
We may be materially adversely affected in the event of unfavorable rulings, particularly in lawsuits or proceedings involving material amounts or that impose restrictions that prevent us from carrying out our business as initially planned. See also “Business — Legal and Administrative Proceedings.” In addition, unfavorable decisions in proceedings involving our management may prevent them from continuing to serve as our officers or directors and/or materially adversely affect our reputation and business.
We have entered into settlement agreements (termos de ajustamento de conduta) with the Public Prosecutor’s Office and consumer protection governmental authorities. Non-compliance with such agreements may adversely affect our reputation, brands and financial results.
The Public Prosecutor’s Office and consumer protection governmental authorities may inspect and initiate administrative proceedings related to regulatory compliance. In such cases, we may enter into settlement agreements (termos de ajustamento de conduta) with these authorities, through which we will agree to perform (or abstain from performing) certain actions.
As of the date of this prospectus, we have entered into four settlement agreements with the Public Prosecutor’s Office and consumer protection governmental authorities in which we agreed to certain obligations related to the facts of each proceeding. These settlement agreements are further described in “Business―Legal and Administrative Proceedings.” Non-compliance with such agreements may subject us to agreed-upon fines and legal proceedings, both of which may adversely affect our reputation, brands and financial results.
Our insurance policies may be insufficient to cover possible claims and losses.
There can be no assurance that our insurance policies will be sufficient in all circumstances to cover all of the risks to which we, and our assets, are subject. The occurrence of a significant uninsured claim or loss, or a claim or loss not subject to indemnification, either in whole or in part, or any failure by our third-party service providers to meet their obligations to us, or to contract insurance, materially adversely affect us.
Certain risks are not covered by insurers, such as war, acts of god, cyberattacks, data-breaches by our customers and third-party service providers, interruption of certain of our activities and human error. Additionally, natural disasters, meteorological phenomena, electricity shortage and other similar events may cause physical harm and loss of life, as well as interrupt our operations, damage our equipment and the environment, among others.
Our insurance coverage is also subject to timely payment of the premiums. Additionally, there can be no assurance that we will be able to maintain coverage under our insurance policies at reasonable rates or on otherwise acceptable terms. Any failure to so maintain coverage may materially adversely affect us.

We may be materially adversely affected in the event we are unable to protect our intellectual property rights.
Our and our subsidiaries’ intellectual property rights, including rights to our trademarks and domain names, are important to our operations. As of the date of this prospectus, we have obtained, or are in the process of obtaining, registration of our trademarks with the National Institute of Intellectual Property (Instituto Nacional de Propriedade Industrial), or the INPI. There can be no assurance that our intellectually property rights will not be violated or that the registration of any of our intellectual property will not be opposed by third parties, either judicially or administratively. Similarly, there can be no assurance that registration applications currently in progress will be granted by the INPI, particularly given opposition motions that have already been filed against certain of our intellectual property. In addition, in the event our intellectual property rights are successfully challenged, we may be prohibited from continuing to use such intellectual property. Accordingly, any failure to protect our intellectual property rights may materially adversely affect us. See also, “Business — Intellectual Property.”
A decline in our credit ratings, may materially adversely affect our liquidity and competitiveness as well as increase our capital raising costs.
Our capital raising costs and access to the debt capital markets are significantly dependent on our credit risk ratings. These ratings are provided by private ratings agencies that may at any time lower or withdraw our credit ratings or place us on a negative “credit watch.”
A decline in our ratings may increase our lending costs and limit our access to the capital markets, which may, in turn, result in a decrease in our revenues and materially adversely affect our liquidity. There can be no assurance that ratings agencies will not lower our credit ratings or the ratings of securities issued by us or place us on a negative credit watch. Changes in circumstances, whether real or perceived, may significantly alter our credit ratings, which may, in turn, materially adversely affect our results of operations and liquidity.
We may be unable to identify, complete, integrate or obtain the benefits of past and future acquisitions.
We have engaged in mergers and acquisitions in the past and may pursue acquisitions in the future as part of our growth strategy.
There can be no assurance that we will be able to identify and execute future acquisition opportunities. In addition, our ability to successfully execute acquisitions may be limited by the number of acquisition targets available, internal demand for resources, our ability to obtain financing (to the extent necessary and on satisfactory terms) for larger acquisitions and our ability to obtain the required corporate, regulatory or governmental approvals. In addition, even if we are able to identify acquisition targets, third parties with which we have a commercial relationship may be unwilling to enter into agreements on commercially balanced terms in respect of a particular transaction. We may experience significant delays in completing acquisitions, which may not come to fruition for a number of reasons, including failure to meet specified conditions or to obtain the required regulatory approvals. Unanticipated additional conditions for approval may also be imposed. The negotiation and completion of potential acquisitions, whether or not consummated, may potentially affect our current operations or divert substantial resources. As a result, our business, growth prospects, results of operations and financial conditions may be materially adversely affected.
In addition, acquisitions may expose us to unknown obligations or contingencies incurred prior to the acquisition of the target or its assets. The diligence performed to assess the legal and financial condition of the target, as well as any contractual guarantees or indemnities received from the target sellers may be insufficient to protect or indemnify us for any contingencies that may arise. Any significant contingencies arising from acquisitions may materially adversely affect our business and results of operations. In addition, we may acquire companies that are not subject to independent external audits, which may increase the risks related to the acquisition.
As a result of a number of factors, we may be unable to benefit from completed acquisitions, including as a result of our inability to (1) implement our culture in the acquired companies, (2) integrate our operating and accounting policies and procedures, (3) expedite the consolidation of subsidiaries, (4) retain existing management to the extent necessary or adapt the acquired companies’ operations, (5) prevent the loss of customers of the acquired companies or our existing customers, or (6) otherwise generate sufficient revenue to offset the costs and expenses of acquisitions.
Moreover, the closing and success of any transaction are, at least in part, subject to a number of economic and external factors that are beyond our control. Any combination of the factors mentioned above may result in our inability to integrate acquired companies or assets or achieve the expected growth or synergies of a particular transaction, which may materially adversely affect our business, results of operations and financial condition.
Currently, our operations are all concentrated in Brazil, but we plan to expand our operations internationally. As part of this strategy, in August 2021 we submitted a proposal for the acquisition of 100% of the share capital of USEND. See “Summary of Inter — Our Business Model — Recent Strategic Developments — Potential Acquisition of USEND.” Expanding internationally is complex and we may face strategic and operational challenges, we cannot guarantee that our international expansion will be successful and we cannot accurately predict which new factors will begin to impact our results of operations and financial condition.
A significant increase in the number of our digital accounts in a short period of time may negatively impact our business, results of operations and reputation.
A significant increase in the number of digital accounts opened in a short period of time may result in a number of operating risks, including failures in our ability to register banking transactions as well as the unavailability of systems for (1) our business operations, (2) the processing of gains and losses on public and private securities, (3) detecting fraud and (4) the settlement of purchase and sale orders in the capital markets, among other operating processes that may be negatively impacted. The realization of one or more of these risks may materially adversely affect our results of operations, financial condition and reputation. In addition, there can be no assurance that we will be able to sustain the significant increase in our digital accounts over the long-term.
We and our subsidiary, Inter Shop, may not be able to maintain our strategies for the development and maintenance of the multiple Marketplace platform.
We and Inter Marketplace Intermediação de Negócios e Serviços Ltda. (“Inter Shop”), our subsidiary that operates our marketplace, perform e-commerce transactions through our digital application. Should we and/or Inter Shop be unable to maintain our strategies for the development and maintenance of our marketplace, transactions performed in this environment may reduce and adversely impact us.
We may be materially adversely affected by the operations of our subsidiaries and investees.
We carry out certain of our activities through our subsidiaries Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”), Inter Distribuidora de Títulos e Valores Mobiliários Ltda. (“Inter DTVM”), Inter Shop, Inter Asset Holding S.A. (“Asset Holding”), which controls Inter Asset Gestão de Recursos Ltda (“Inter Asset”), NG Consultoria em Eventos e Comércio de Catálogos e Publicações Ltda. (“Duo Gourmet”) and Acerto Cobrança e Informações Cadastrais S.A. (“Meu Acerto”), and through our investee Granito Soluções em Pagamento S.A. (“Granito”). The income earned by these companies contributes to our results of operations. Accordingly, in the event our subsidiaries and investees incur losses, we may not receive dividends or other distributions from these companies.
We have partners in Inter Seguros, Inter Asset, Granito, Duo Gourmet and Meu Acerto, with whom we maintain voting agreements according to which certain decisions that impact the business require the consent of the partner, who may have economic interests different from our partners and may act in a manner contrary to our strategy or objectives. If we are unable to obtain the partners’ consent to approve the decisions we deem appropriate, we may not be able to implement, in whole or in part, the business strategy for Inter Seguros, Granito, Meu Acerto or Inter Asset that we believe to be the best suited to our interests.
Additionally, failures by our subsidiaries to provide certain services may result in financial losses and damage to their reputations and to our reputation given that these subsidiaries provide services directly to our customers.

The retail sector in Brazil is highly competitive, which may adversely affect the participation of our subsidiary, Inter Shop, in the market, consequently affecting the net revenue of our operations
Inter Shop faces intense competition from various retailers who may benefit from the tax collection system in Brazil. In addition, it competes with a large number of multinational merchandise retail chains in general, as well as with hypermarkets that offer their customers durable goods. Some of these international competitors may have access to larger sources of finance at lower costs than Inter Shop.
Moreover, consumers’ purchasing decisions are affected by factors such as brand recognition, product quality and performance, credit availability, price and habits and preferences of each consumer. Some of our competitors may make marketing investments substantially larger than ours. If our advertising, promotional or marketing strategies are unsuccessful, or if we are unable to offer new products (and services) that meet market demands or changes in consumer habits, or if we are unable to successfully manage introduce new products or the profitability of these efforts or, if for other reasons, our end consumers believe that our competitors’ products and services are more attractive, then Inter Shop sales, profitability and operating results may be affected, which can have negative impacts on our results.
Competition in e-commerce can also intensify. Other retail and e-commerce companies may enter into alliances or commercial agreements that will strengthen their competitive position. As the customer portfolio grows and increases their loyalty in the various segments of the Internet market, participants in these segments will be able to seek to expand their business to the market segments in which we operate. In addition, new technologies can further intensify the competitive nature of online retailing. We believe that the nature of the Internet as an electronic Marketplace facilitates the entry of competitors and allows for purchases through price comparison. This increase in competition may reduce Inter Shop sales, profitability and operating results may be affected, which may have a negative impact on our results. Competitors may come to provide more resources for technology and marketing development than we do. Additionally, as the use of the Internet and other online services increases, retailers operating in this market may be acquired, receive investments, or enter into other business relationships with larger, more established companies with financial resources.
We control Inter Seguros. Potential changes in the insurance brokerage regulatory environment could have a material adverse effect on our business, financial condition, operating results and prospects for expansion.
The activities of Inter Seguros are subject to supervision, especially by the Superintendence of Private Insurance (“SUSEP”), and the National Council of Private Insurance (“CNSP”). Changes in the laws and regulations applicable to the insurance and reinsurance market could have a material adverse effect on the business of insurance companies. There is no guarantee that the Brazilian government, whether through SUSEP or any other autarchy/government agency, will not change these laws and regulations, which may prevent or restrict the operations of Inter Seguros, adversely affecting our business, financial situation, operating results and prospects for expansion.
We contract for the storage of data and information produced in our operations through “cloud” storage. Any interruptions or failures in IT systems by those responsible for storing this data or information may result in the loss or disclosure of material information, the temporary interruption of our operations, and liability to third parties that may be, directly or indirectly affected by such occurrences.
Our operations depend on the efficient and uninterrupted operation of our IT systems. Data and information generated from our operations are processed and stored on virtual servers directly on the internet through cloud storage. If cloud servers are interrupted by internal failures, failures in the provision of services by contracted suppliers (whether resulting from computer virus, physical or electronic invasion) or any inability to meet contractual obligations, our operations may be temporarily interrupted and we may be liable to third-parties that are affected directly or indirectly by such occurrences, which may materially adversely affect us.

We outsource the storage of data and information produced by our operations directly on the worldwide web. Any interruptions or faults in the information technology systems of those responsible for storing such data and information may result in the loss or disclosure of relevant Information, temporary interruption of our operations, as well as our liability before third parties, which come to be directly or indirectly affected by such events, which may adversely impact our operations.”
Our operations depend on the efficient and uninterrupted operation of our information technology systems. The data and information generated in our operations are processed and stored on virtual servers directly on the World Wide Web. If these servers are interrupted due to their own failures, failures in the provision of services by the contracted suppliers, whether due to virus infection on the computers, physical or electronic invasion, or due to the inability to comply with the applicable contractual provisions, there may be a temporary interruption of our operations, as well as our accountability to third parties that may be directly or indirectly affected by such occurrences, which may adversely affect our operations and, consequently, our results.
We cannot guarantee that our suppliers, business partners, and Marketplace sellers will not engage in improper practices. We may be held responsible for the default and marketing of inadequate products by the sellers partners registered on our Marketplace platform, and may cause damage to our reputation, brands and financial results.
We and our subsidiary Inter Shop cannot guarantee that some of our suppliers and business partners of our marketplace platform will not present irregularities in their operations due to non-compliance with tax, labor, social and environmental legislation and anti-corruption. It is possible that partners use outsourcing of the production chain, known as “quarteirização”, or even that these potential irregularities are used to lower the cost of their products.
Through our Marketplace platform, Inter Shop allows sales partners to register and offer their products within their e-commerce channels. Through this model, Inter Shop acts as an intermediary in sales transactions, and it is not under our control that partners fulfill their obligations and responsibilities to their customers. If any of these partners do not meet their obligations to customers, we and/or Inter Shop may have our indicators of customer service negatively impacted, suffer sanctions from regulatory agencies and verify an increase in the number of civil and tax proceedings, among others, and be required to bear costs to customers who purchased their products through the Marketplace platform. We and Inter Shop may still be held responsible for partners trading, or even register and offer on our platform, counterfeit, illicit and/or illegal products. These aspects may adversely affect our financial results, image and reputation.
If this risk materializes, we may face reputational losses, consequently, loss of attractiveness to our customers, which could adversely impact our net income and operating income, and we may be subject to fines and/or sanctions to be applied by competent bodies. Any such events could adversely impact the market value of our securities.
Additionally, we and Inter Shop may be jointly or severally liable if our suppliers and/or business partners demonstrate problems already described, in addition to default, by our Marketplace partners and customers of Inter Shop.
Increased delinquency by credit borrowers could materially adversely affect us.
The ability of our borrowers to pay their obligations on time is directly related to economic conditions in Brazil. Economic crises, such as the crisis caused by the COVID-19 pandemic, and poor economic performance, may result in an increase in credit defaults. The effects of the most recent economic crisis in Brazil are still evident and future default rates may differ from our current projections.
An increase in the default rates of our credit portfolio may result in increased losses within our lending operations or increased loss provisions, and materially adversely affect us.
We may experience difficulty in foreclosing upon security for unpaid loans and financing.
We may experience difficulty in foreclosing upon security for unpaid loans and financing given that foreclosure depends on external variables, such as developments in extrajudicial and judicial collection proceedings, and most of these proceedings are challenged in court by the debtors to postpone recovery.

Where the debtor is in bankruptcy or judicial or extrajudicial reorganization, we compete with other preferred and privileged creditors to enforce our guarantees. Judicial proceedings may lead to the renegotiation of the borrower’s debts.
We may not be able to recover our delinquent credits on favorable conditions, which may materially adversely affect us, including as a result of increases in our provision for impairment losses.
Due to the COVID-19 pandemic and Brazil’s current macroeconomic condition, we may encounter difficulties in foreclosing upon security for unpaid loans and financing, especially in view of unfavorable court rulings aimed at protecting customers who enter with judicial measures. For additional information on possible impacts related to the COVID-19 pandemic, see “―The Coronavirus pandemic (COVID-19), as well as any potential economic effects, together with slowdown and volatility in the Brazilian and global financial and capital markets have had and may continue to have adverse effects on our business, financial condition, liquidity and operating results, and may increase other risks described in this section “Risk Factors.”
The foreclosure of real estate as a result of customer defaults may result in an increase in “assets not for own use” (or “BNDUs”)
Due to the increase of our portfolio, the volume of foreclosures as a result of customer defaults may increase significantly, which would indicate an increased risk of our credit portfolio. Because of depreciation and other maintenance costs impacting the collateral, we seek to sell BNDUs within a short period of time. We may be unable, however, to sell our properties on acceptable terms and conditions, which may materially adversely affect us.
Our ability to collect payments due from payroll deductible loans is subject to laws and regulations, judicial interpretations and policies of public entities related to payroll deductions, as well as licenses and agreements with private or public employers, the credit risk of employers and the borrower retaining his or her employment.
A portion of our income is derived from payroll loans in connection with which our customers’ loan payments are deducted directly from their pensions, annuities or other earnings. Our ability to make payroll deductions is governed by various federal, state, and local laws and/or regulations that establish limits on such deductions, and requires certain licenses issued by public entities and agreements with private sector employers. Any changes in the applicable regulations or adverse judicial determinations may require adjustments to our operational procedures used to collect payroll installments as well as the granting of payroll loans.
If a borrower’s employment contract is terminated, the payment of the credit granted will depend exclusively on the borrower’s financial capacity or, in the event of his or her death, on the financial capacity of his or her successors.
Payments on payroll loans are effected through deductions from the employee’s paycheck or benefits paid by INSS benefits. Accordingly, if a private employer experiences financial difficulties or is required to file for judicial reorganization or bankruptcy, the employer may be unable to pay the salaries from which payments are deducted. Government employers may also experience difficulties that impact our ability to receive payments from borrowers.
Any of these events may increase the risk of our payroll loan portfolio and increase the need to limit the origination of new loans, which may materially adversely affect us.
Any deterioration in the credit quality of receivables that guarantee a portion of our credit portfolio and any inability to accurately estimate impairment losses may materially adversely affect us.
A portion of our corporate lending operations is guaranteed by receivables due to the borrowers from their respective customers. Any unfavorable change in the credit quality of these third-party debtors may negatively affect our ability to receive amounts owed by our customers, which may adversely affect us.
Provisions for credit losses are based on current valuations and expectations related to several factors that affect the quality of our credit portfolio. These factors include, among others: the financial condition of borrowers and their payment capacity and intentions; the realizable value of guarantees; government macroeconomic policies; interest rates and the legal and regulatory environment. Because of the number of factors beyond our control, current (or future) provisions for credit losses may not be sufficient to cover unrecovered losses. We may be required to increase our provision for credit losses and may be materially adversely affected to the extent our assessment and expectations regarding the aforementioned factors are different from actual events, if there is a deterioration in the quality of our total credit portfolio for any reason or if future actual losses exceed the estimates. We may be materially adversely affected if we are unable to control or reduce default rates or the incidence of poor quality credit.
The effectiveness of our credit risk management is affected by the quality and scope of information available in Brazil.
In determining the credit capacity of customers, we use credit information available in our database as well as public credit customer information provided by the Central Bank and other sources. Due to limitations in the availability of information and the information infrastructure in existence in Brazil, our credit risk assessment associated with a particular customer may not be based on complete, accurate or reliable information. In addition, there can be no assurance that our credit scoring systems collect complete or accurate information that reflect the actual behavior of customers or that their credit risk can be properly assessed. We rely on other publicly available resources and internal resources, which may not be effective. As a consequence, our ability to efficiently manage credit risk, and subsequently, our provision for impairment losses, could be materially adversely affected.
Changes made by the Central Bank in the basic interest rate may materially adversely affect our operating results and financial condition.
The Monetary Policy Committee of the Central Bank (Comite de Política Monetária) (“COPOM”) periodically determines the Special System for Settlement and Custody (Sistema Especial de Liquidação e de Custódia) (“SELIC”) rate, the basic interest rate of the Brazilian banking system, which serves as an important instrument for meeting inflationary targets. The basic interest rate has fluctuated frequently in recent years. The COPOM has often adjusted the basic interest rate due to economic uncertainties and to achieve the objectives determined by the Brazilian government’s economic policy.
The recent COVID-19 pandemic has had relevant impacts on the global and local economy, affecting consumption and economic activity in countries in general. Central banks around the world have adopted monetary stimulus and fiscal expansion actions in an attempt to minimize the impacts of the crisis, which already signals a possible recession in the global economy in 2020.
In Brazil, the advance of the pandemic has resulted in the deterioration of the macroeconomic environment, causing a drop in demand for products and services, deceleration of GDP, increased unemployment, increased public debt, in addition to other effects. On August 5, 2020, the basic interest rate reached 2.0%, the lowest level in history, a decision taken at a time of strong reduction in the level of activity of the global economy. On June 30, 2021, the SELIC rate was 4.15%.
Faced with this scenario, the Central Bank, the CMN and the Brazilian government have been taking several measures to improve the liquidity conditions of the National Financial System. However, the effectiveness of such measures cannot be fully measured.
Increases in the basic interest rate may materially adversely affect the results of our operations, by reducing the demand for credit, increasing funding costs and increasing the risk of customer default, among other consequences. In particular, lending tends to be more affected by an increase in the basic interest rate, which may materially adversely affect us. Reductions in the basic interest rate may also materially adversely affect us by, for example, reducing revenues from revenue-generating assets and decreasing margins. We are unable to predict whether the Central Bank will maintain current interest rates.
The increasingly competitive environment of the Brazilian banking sector may materially adversely affect us.
The market for financial and banking services in Brazil is highly competitive. We face growing competition from other Brazilian and international banks, both public and private, as well as other fintechs in Brazil. A number of institutions have demonstrated interest in operating with a digital focus, attempting to attract new customers, which intensifies competition in the sector.
There can be no assurance that we will be able to continue to compete adequately, particularly with the entry of larger domestic and foreign financial institutions as well as fintechs.
Increased competition may materially adversely affect us, including by limiting our ability to increase our customer base and expand our operations, resulting in a reduction of our profit margins, and increasing the competition for investment opportunities.
In addition, if our customer service levels are perceived by the market as significantly below that offered by competing financial institutions, we may lose existing and prospective business opportunities. If we are not successful in retaining and strengthening our customer relationships, we may lose market share, incur losses in some or all activities, or fail to attract new ones and retain existing customers, which may materially adversely affect us.
Changes in Brazilian tax and social security laws may materially adversely affect our operating results and financial capacity.
The Brazilian government regularly implements changes in tax, social security, and other laws and regimes that affect us and our customers. These changes include changes in tax rates and, occasionally, the establishment of temporary rates, the proceeds of which are used for certain governmental purposes.
These measures may result in increased tax payments and social security contributions, which may materially adversely affect us. There can be no assurance that conditions will be sufficient to maintain the profitability we achieved in previous years should there be substantial increases in taxes levied on us, our subsidiaries and our operations.
In addition, past tax reforms have brought uncertainties with respect to the national financial system, increased the cost of credit, and contributed to an increase in customer defaults. It is not possible to predict future tax reforms that may be implemented by the Brazilian government, their effect nor to ensure that any tax reform that may be undertaken does not materially adversely affect us.
We are unable to quantify the effects of changes in tax rules and regulations that may be implemented by the Brazilian government in the future. There can be no assurance that future changes in tax rules and regulations will not have a material adverse effect on our results and operations or those of our customers. In this respect, it is currently being discussed in Brazil a proposal of tax reform presented by the Ministry of Economy, including certain rules regarding the taxation of individuals, legal entities and financial investments. Two of the main points of the Bill of Law recently approved by the House of Representatives are the taxation of dividends at 15% rate and the disallowance of payments of interest on net equity (juros sobre o capital próprio). This bill of law is subject to further approval by the Brazilian Senate and sanction of the Brazilian President. The terms of the Tax Reform and their impact on Inter Platform and current Banco Inter Shareholders will not be known until the final version of the Tax Reform is approved by Congress and sanctioned by the Brazilian President, if that ever happens.
Our business is significantly impacted by the Brazilian regulatory environment.
Historically, the Brazilian government has implemented or amended the regulations that govern financial institutions in connection with the implementation of the Brazilian government’s economic policy. These regulations are constantly modified by the Brazilian government in order to control the availability of credit and to reduce or increase consumption. Certain controls are temporary in nature and may be modified from time to time in accordance with the Brazilian government’s credit policies. Other controls were introduced and remain in force or were gradually reduced. Since regulatory changes may occur frequently, historical operating results do not necessarily provide any indication of our expected results in the future. Brazilian financial institutions are subject to extensive and continuous regulatory review by the Central Bank.
We have no control over regulations relating to banking operations, including those that govern:
•
minimum capital requirements;

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compulsory deposit requirements;

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limits on fixed asset investments;

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limits on lending and other credit restrictions;

•
accounting and statistical requirements;

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limits on exchange exposure;

•
limits or other restrictions on fees;

•
requirements for the contracting of services for the processing and storage of data and cloud computing;

•
requirements in relation to the prevention of money laundering, record keeping and ethical issues; and

•
intervention, liquidation and/or temporary monitoring.

The regulatory framework, which establishes the guidelines to be followed by Brazilian financial institutions (including banks, brokerage firms and leasing companies) has been continuously changing. Existing laws and regulations may be amended, the manner in which existing laws and regulations are enforced or interpreted may change, and new laws or regulations may be adopted. Moreover, regulations issued by the Central Bank are not subject to the legislative process and, as such, may be enacted and implemented expeditiously, affecting our activities in an unforeseen and sudden manner. Any such changes may materially adversely affect us.
Moreover, the Central Bank has periodically modified the level of reserves and compulsory deposits that Brazilian banks are required to maintain with the Central Bank. Reserve and compulsory deposit requirements may reduce our liquidity and ability to provide loans and undertake other investments. In the future, the Central Bank may increase reserve requirements or establish new reserve or compulsory deposit requirements, and such developments may materially adversely affect us.
In addition, any restrictions on bank loan interest rates may materially adversely affect us, including in relation to our results of operations and our ability to grant loans. Decree No. 22,626/33 (“Brazilian Usury Law”), prohibits banks from charging interest rates of more than 12% per year. However, the Banking Reform Law, Law No. 4,595, dated December 31, 1964 (“Law No. 4,595”), exempted banks from this prohibition and was upheld in several recent court decisions. Any changes in the interpretation of this exception, amendments to applicable laws or regulations limiting the interest rate which may be applied to the loans that we grant may materially adversely affect us.
Changes in compulsory deposit requirements may reduce our operating margins.
The Central Bank has periodically changed the level of compulsory deposits that financial institutions in Brazil must maintain. The Central Bank may increase our compulsory deposit requirements in the future or impose new requirements. Compulsory deposits typically generate lower returns than other investments given that no interest is received on a portion of our compulsory deposits with the Central Bank and that the monies cannot be loaned. Any increase in compulsory deposit requirements may reduce our ability to lend funds and make other investments, which may materially adversely affect us.
We may be materially adversely affected as a result of any intervention by Central Bank in other Brazilian financial institutions.
Medium-sized Brazilian banks may experience a decrease in deposits as a result of certain circumstances and conditions in the Brazilian financial market, particularly relating to the financial health of these institutions, as previously observed in various local and global crisis, which had a pronounced effect on the availability of liquidity for Brazilian small and medium banks.
There can be no assurance that the Central Bank will not intervene in other financial institutions. If the Central Bank undertakes an intervention, even in other financial institutions that are not part of our economic group, we may experience unexpected withdrawals of funds that may materially adversely affect us.

Payroll loans and the policies of public entities in relation to payroll loans are subject to change.
Payroll deductions are regulated by a number of federal, state and municipal laws and regulations that establish maximum limits for deductions. These laws and regulations enforce the irrevocable permission given by a civil servant, private sector worker or INSS beneficiary authorizing deduction from payrolls to repay the loan.
The enactment of any new law, regulation or amendment, or the repeal or emergence of a new interpretation of existing laws or regulations that result in a ban or restriction on our ability to make these direct deductions could increase the risk profile of our credit portfolio, resulting in a higher percentage of loan-related losses. We cannot guarantee that laws and regulations governing direct deductions from employee payrolls or from INSS benefits will not be altered or suspended in the future.
In addition, we are subject to the imposition of limits on the interest rates charged on loans to INSS pensioners, retired persons and civil servants of other government entities with which we enter into agreements for our payroll loans, as well as to delays in receiving the payroll deductions. We cannot guarantee that the entities with which we enter into agreements will maintain the maximum interest rates applicable at their current levels.
Moreover, granting payroll loans to civil servants, retired persons and INSS pensioners requires the authorization of certain public sector bodies. The Brazilian government or other government entities may alter the regulation of these authorizations. Currently, we do not have the required authorization to offer payroll loans to employees of certain municipal and State governments due to statutory restrictions which require such transactions to be authorized only for government-owned banks. Other government agencies may impose regulations that restrict or prevent us from offering payroll loans to employees. In addition, unfavorable administrative or judicial rulings, related to or issued in the context of payroll loans, including, without limitation, rulings imposing any restrictions or encumbrances on us relating to (1) our granting of payroll loans; or (2) the deduction of amounts directly from the paychecks of retired persons, pensioners, staff and employees of the public and private sector, may lead to an increase in losses and expenses related to such operations, which may materially adversely affect us.
Furthermore, if an employment contract between a public employer and the payroll borrower is terminated or if the payroll borrower fails to receive the applicable benefit or payment for any reason, the payroll borrower may default under the payroll loan.
In addition, the agreement entered into between us and the INSS for the purpose of lending to INSS beneficiaries has a fixed term and must be periodically renewed. The most recent renewal occurred on June 12, 2020 and is valid for five years. There can be no assurance that this agreement will be renewed. Any failure to renew this agreement may materially adversely affect our payroll credit card operations. In addition, if a public employer suffers losses or declares bankruptcy or otherwise experiences financial difficulty, it may be unable to pay the salaries of payroll borrowers. Any of the above-mentioned risks may increase our risk under our payroll credit card portfolio, and may increase our implementation of default control measures, such as reducing the borrower’s credit limit or implementing borrower lockouts so that the payroll borrower does not enter into new payroll loans. The realization of any of these risks may materially adversely affect our financial condition and results of operations.
During the pandemic, new rules relating to payroll loans came into effect (and other measures may still be enacted), which included provided a grace period before the commencement of the payroll deduction. Legislative Decree No. 6, dated March 20, 2020, established that financial institutions may offer a grace period for the beginning of the discount of the first installment on the social security benefit, for the payment of payroll loans, provided that it does not exceed 90 days.
Moreover, any changes regarding the abovementioned processes and regulations may result in changes to the system we use to deduct payments due from employee salaries. A new system may not be as effective as the current payroll deduction system and may result in increased operating costs in addition to new implementation costs. As a result, we may find it necessary to redirect our operations to products that may have an increased credit risk profile.

Certain claims over the payroll borrower’s income have priority over payroll loan payments and may result in the temporary suspension of, or permanent reduction in, payroll loan payments.
The INSS and other governmental entities impose a series of requirements on payroll deductible loans of INSS retirees and pensioners as well as public sector employees. In particular, payroll deductions for INSS retirees and pensioners and federal public servants cannot exceed 40% of the total monthly amount that payroll borrowers receives from the INSS or their employer, after deducting certain preferred expenses (such as alimony, INSS contributions and income taxes), 35% of which is payroll deductible and 5% of which may be used exclusively for the payment of payroll deductible credit cards. The amount available for deductions from payroll after preferred expenses is referred to as the payroll borrower’s margin. The margin is a total limit that applies to all deductions from the payroll of INSS retirees and pensioners and the salaries of federal public servants.
The suspension or reduction in payments deducted from payroll may occur when a borrower assumes additional obligations that have priority in payment over payroll loan payments, thereby reducing the payroll borrower’s (with payments in respect of payroll credit cards having priority over other payroll loan payments). If the amount owed monthly by a payroll borrower exceeds the borrower’s margin that may be lawfully assigned, only the assignable amount may be deducted from the payroll borrower’s benefits or salary, as applicable, which may result in a partial payment or no payment of the payroll credit obligation and materially adversely affect us.
The increase in the competitiveness of the banking sector due to the implementation of the Open Financial System (Open Banking) may hinder customer retention and affect our results.
On May 4, 2020, the CMN and the Central Bank enacted Joint Resolution No. 1/2020 and Central Bank Circular No. 4,015 that implemented the Open Financial System (“Open Banking”), in Brazil, in order to facilitate the access of new players to the financial markets, as well as encouraging competition between financial institutions. The changes brought by these new regulations started to demand the opening and sharing of information about the services of the main financial institutions in Brazil, and the expansion of the portability of data and transactions of customers. As a consequence, financial institutions will be required to adopt minimum technological standards for the implementation and operationalization of interfaces dedicated to sharing data and services. Thus, data from customers and services of financial institutions are now available for access by participants in the financial system, provided that the sharing of their data is previously allowed by customers. The implementation of Open Banking is expected to be completed in 2021.
If we are unable to be competitive in the face of these new market conditions or fully and duly observe the minimum technological standards, including those related to cybersecurity, we may experience difficulties in retaining customers and our financial results may be negatively impacted, as well as our reputation.
We may face difficulties in adapting our operational structure to the requirements for the implementation of instant payment arrangements.
By issuing Central Bank Resolution No. 1, dated August 12, 2020, and Central Bank Circular No. 4,027, dated June 12, 2020, the Central Bank instituted and regulated, among other aspects, the arrangement for instant payments (“PIX”) and SPI, which comprise instant payment (the electronic transfer of funds in which the transmission of the availability of funds to the recipient user occurs in real time and whose service is available 24 hours a day, seven days a week and at every day of the year).
We cannot assure you that we will not need to make improvements or that we will not face difficulties in developing the operational structure necessary to reconcile and maintain our systems in compliance with the legal requirements for instant payments. In addition, we may experience operational problems after the system starts to operate, which may result in complaints and administrative and judicial demands by customers and difficulties in retaining customers and require additional unforeseen investments, which may negatively impact your financial results, as well as your reputation.
We may incur financial and reputational losses due to our relationship with shareholders and/or customers, whose activities may result in negative social environmental impacts that may materially adversely affect us.
We have a diversified customer base that may be exposed to socio-environmental risk factors. Socio-environmental risk may materialize for our customers in a variety of ways and with differing degrees of intensity in relation to economic, social and environmental scenarios, resulting in financial and/or reputational losses that may impact their relationship with us, and materially adversely affect us.
We may become part in legal proceedings, receive infraction notices and fines, be accused of being involved in the business of our customers or third-party service providers and, consequently, any environmental harm caused by them, any of which may adversely affect our operations and reputation.
Our controls to identify environmental risks in property offered to us as collateral may fail. Accepting assets with environmental risks may subject us to additional costs (such as repairing the environmental harm in the property in question) and fines, both of which may adversely affect our financial condition and reputation. Such assets (whether or not used) may become socio-environmental liabilities due to contamination, deforesting and illegal occupations, among others. Such events may adversely affect our operations, financial condition and reputation.
Risks Relating to Brazil
The Brazilian government exercises significant influence over the Brazilian economy and government actions may materially adversely affect the Brazilian market and us.
Economic policies, including credit, monetary, tax and exchange policies, are used as instruments to maintain the functioning of Brazil’s economic system. In this context, changes in regulations of exchange controls, taxes and other areas applicable to services offered by financial institutions may materially adversely affect us.
Uncontrolled inflation, significant exchange rate variations, social instability and other political, economic and diplomatic events, as well as the Brazilian government’s response to these events, may materially adversely affect us. In addition, uncertainty regarding the guidelines of economic policy may contribute to a lack of confidence and increased volatility in the Brazilian capital markets, as well as in the price of securities of Brazilian issuers. It is not possible to predict with any certainty how the approval of any reforms, such as labor, social security, political and tax reforms, will impact the Brazilian economy. Continuing political uncertainty may affect the approval of important measures and lead to reversals in expectations, such as:
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fluctuations in interest rates;

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fluctuations in exchange rates;

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reductions in salary and income levels;

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increased unemployment rates;

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inflation;

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reserve requirements;

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capital requirements;

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liquidity of capital and credit markets;

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macroeconomic measures;

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customer defaults;

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monetary and fiscal policies, as well as changes in the tax regime;

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political, social or economic instability;

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allegations of corruption against political parties, civil servants and others; and

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other political, social and economic events affecting Brazil.

We cannot foresee which measures may be adopted by the Brazilian government, which measures (if and when implemented) may create instability in the Brazilian economy. For example, the deterioration in federal, state and municipal governments’ fiscal results in recent years has led to an unprecedented increase in gross debt as well as in the gross debt to GDP ratio. In this environment, the government may encounter difficulty honoring its commitment to pass on to us the credit installments deducted from the salaries of its employees, increasing our provisions for credit in general.
We are unable to estimate the impact of changes in Brazilian economic and fiscal policy. We also cannot predict how current or future measures may impact our business. Moreover, due to the current political and economic instability, there are substantial uncertainties in relation to future economic policies and we cannot foresee which policies will be adopted by the Brazilian government and whether these policies will materially adversely affect the economy or us. Any changes in the regulatory capital requirements, the reserve requirements or regulations that govern our products and services, for example, or continued policy uncertainty, may materially adversely affect us.
Political instability in Brazil, including instability resulting from corruption investigations may materially adversely affect us. In addition, these investigations may result in reputational risks.
Historically, Brazil’s political landscape has influenced and continues to influence the performance of the country’s economy. Political crises have affected and continue to affect the confidence of both investors and of the general public, which has resulted in an economic downturn and increased the volatility of securities issued by Brazilian companies.
The Brazilian markets have experienced an increase in volatility on account of the uncertainties generated by corruption investigations, led by the Federal Public Prosecutor’s Office and other authorities, and its impact on the Brazilian economy and political environment. Certain members of the federal executive and legislative branches, as well as senior officers of large state-owned companies, are facing allegations of political corruption for having allegedly accepted bribes in contracts awarded by the Brazilian government to various construction, infrastructure, oil and agribusiness companies. There can be no assurance that any individuals directly or indirectly connected to us, including, employees, executive officers, board members, suppliers, service providers, or subcontractors, are not or will not be involved in criminal investigations (related to corruption or not) that may adversely affect our image and reputation.
The outcome of any such investigation is uncertain. We cannot foresee whether the investigations being carried out by the Federal Police and the Attorney General’s Office will lead to political and economic instability or whether there will be any future investigation. We are unable to predict the outcome of any such investigation (future or present), including its effects on the Brazilian economy.
The potential result of these and other investigations is uncertain, but they already had a negative impact in the image and reputation of the companies involved, as well as in the general perception on the Brazilian economy. The development of these cases has and may continue to adversely affect our business, financial condition, results of operations, as well as the market price of our shares. We cannot predict if the ongoing investigations will result in economic and political instability, nor if there will be new allegations against government and elected officers or private companies in the future. We cannot predict the results of the ongoing investigations nor their impact on the Brazilian economy and stock market.
We cannot predict how the Brazilian government may impact the overall stability, growth prospects and the country’s economy and political situation. Neither can we predict how ongoing and future investigations may affect Brazil’s political and economic environment. Likewise, any difficulty of the Brazilian government in obtaining a majority of votes in the Brazilian Congress may result in political standstill, protests and strikes, all of which may adversely affect our operations. Any of the above factors may create political uncertainty, which may materially impact the Brazilian economy, our business, financial conditions and the results of our operations.
Any further downgrading of Brazil’s credit rating may have a material adverse effect on our funding costs.
Rating agencies regularly evaluate Brazil and its sovereign ratings based on a number of factors, including macroeconomic trends, physical and budgetary conditions, debt metrics and the prospect of changes in any of these factors.
The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status. On January 11, 2018, Standard & Poor’s (“S&P”), downgraded Brazil’s credit rating from BB to BB-negative, besides changing the outlook from negative to stable, citing delay in the approval of fiscal measures that would rebalance public finances. In December 2019, S&P revised Brazil’s rating outlook from stable to positive and maintained the credit rating at BB-, considered speculative grade, citing that the government continues to implement fiscal consolidation measures that have helped reduce the country’s still high deficit, which together with lower interest rates and gradual implementation of the reform agenda should contribute to stronger growth and investment prospects over the next three years, in addition to a gradual improvement in fiscal results.
In April 2018, Moody’s reaffirmed Brazil’s Ba2 rating, changing the outlook from negative to stable.
In 2018, Fitch Ratings (“Fitch”), downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In November 2019, Fitch reaffirmed Brazil’s BB- rating, with stable outlook. In the first half of 2020, Fitch revised the outlook from stable to negative due to deteriorating economic prospects, political uncertainties, including tensions between the Executive Branch and the National Congress, and uncertainties regarding the duration of COVID-19.
As a result, Brazil lost its investment grade status with the three major rating agencies and, consequently, the trading prices of the Brazilian debt and equity markets’ securities were adversely affected. Any extension of the current Brazilian recession could lead to further downgrades of the ratings, while any further decline in Brazil’s sovereign credit rating could increase investors’ risk perception and, consequently, may increase our future borrowing costs and materially adversely affect us.
Brazil’s economy is vulnerable to external shocks that may have a material adverse effect on its economic growth and us.
The globalization of capital markets has increased vulnerability to adverse events. The economic crisis that impacted Brazil in 2014 caused a reduction in liquidity, a credit crisis and an economic recession in developed countries, which negatively affected emerging markets. Financial losses and cash shortages, together with the bankruptcies of financial and non-financial institutions and a decline in the economy have increased risk aversion and resulted in a more cautious lending.
In addition, fiscal problems in a number of countries, particularly in Europe, have heightened concerns regarding the fiscal sustainability of weaker economies and have reduced the confidence of international investors, generating volatility in the markets. This environment may affect our ability and the ability of other Brazilian financial institutions to obtain financing in the international capital markets, restricting the credit market.
The occurrence of negative effects such as these may lead to a deterioration in Brazil’s economic conditions. The resulting impacts, such as a decrease in the payment capacity of the banking system’s customers, would have a direct impact on our business, limiting our ability to achieve our strategies and materially adversely affecting us.
Events and the perception of risks in other countries, particularly in emerging market countries, may have a material adverse effect on the market price of Brazilian securities, including those issued by us.
The market value of securities issued by Brazilian companies is influenced, to varying degrees, by the economic and market conditions in other countries, including the United States, European countries, Latin American countries and emerging market countries.
Investors’ reactions to the events in these other countries may have an adverse effect on the market value of Brazilian companies’ securities. The prices of the stocks traded on B3, for example, have historically been sensitive to fluctuations in U.S. interest rates as well as to variations in major U.S. stock exchanges. Moreover, crises in other emerging market countries may reduce investors’ interest in the securities of Brazilian companies, including those issued by us, which may negatively affect the market price of the shares issued by us. In addition, the instability or volatility of the global financial markets may further increase the negative effects on Brazil’s financial and economic environment, which may materially adversely affect us.
Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of Inter Platform Class A Common Shares.
The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. For more information about the exchange rate between the real and the U.S. dollar, see “Exchange Rates.”
A devaluation of the real relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth.
On the other hand, an appreciation of the real relative to the U.S. dollar and other foreign currencies may deteriorate the Brazilian foreign exchange current accounts. We and certain of our suppliers purchase services from countries outside Brazil, and thus changes in the value of the U.S. dollar compared to other currencies may affect the costs of services that we purchase. Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy, as well as our business, results of operations and profitability.
Our ability to make interest payments may be limited by liquidity constraints in Brazil.
The occurrence of an event that could lead to an exodus of capital from Brazil and/or induce the Central Bank to effect a sudden and substantial increase in the basic interest rate of the economy could have repercussions on local liquidity conditions. These financial uncertainties, which could be both external and internal, may increase liquidity risks, adversely affecting the main sources of funds, particularly short-term deposits, and raising financing costs, which may have a material adverse effect on our profits as well as our liquidity levels.
In addition, negative events affecting the Brazilian economy may directly or indirectly affect certain customers’ ability to honor their financial commitments with us, which can materially adversely affect us.
A substantial increase in inflation could materially adversely affect us.
In the past, Brazil has experienced high rates of inflation. A number of measures and plans were adopted by the Brazilian government in order to combat inflation, which negatively affected the Brazilian economy. Although the Brazilian inflation targets system that was adopted in 1999 has been relatively successful in controlling inflation, there is no guarantee that inflationary pressures will not affect the Brazilian economy in the future. At present, the Central Bank adjusts monetary policy to ensure that inflation rate remains in line with a predetermined target that is announced publicly. Brazil’s inflation was 4.52%, 4.31%, and 3.75%, in the years ended December 31, 2020, 2019 and 2018, respectively, according to the Broad National Consumer Price Index (Índice de Preços ao Consumidor) (“IPCA”).
If, however, the Brazilian government fails to control inflation, we may be materially adversely affected due to a negative impact on our ability to meet our obligations given certain of our agreements are adjusted by the inflation indices. Inflationary pressures may also reduce our ability to access foreign financial markets, affect our customers’ ability to meet their obligations and lead to further government intervention in the economy, including the introduction of economic policies that may materially adversely affect the performance of the Brazilian economy as a whole and, consequently, us.

Shortcomings in infrastructure and labor in Brazil may have an impact on the growth of the Brazilian economy, with a material adverse effect on us.
Overall, our performance is strongly influenced by the growth of the Brazilian economy. Brazilian GDP growth has fluctuated in recent years, with Brazil recording GDP reduction of 4.1% in 2020 and a GDP growth of 1.1% in 2019 and 1.1% in 2018. Any growth is limited by inadequacies in infrastructure, including possible energy shortages and deficiencies in the transport, logistics and telecommunications sectors, the lack of skilled manpower and of public and private investment in these areas and in education, limiting productivity and efficiency.
Any of these factors could result in volatility in the labor market and have an aggregate impact on income, purchasing power and consumption levels, which may materially adversely affect us due to restricted growth in the economy and a resulting increase in default rates.
Exposure to risk arising from the Brazilian government’s indebtedness may materially adversely affect us.
In the event the Brazilian government fails to make payments due to holders of bonds issued by the Brazilian National Treasury in order to finance public debt, we may be materially adversely affected in light of our investments in these securities.
In addition, a significant decrease in the market value of Brazilian government securities allocated in our portfolio could result in negative adjustments to the market value of these securities, which could materially adversely affect us.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA
The following summary consolidated financial information has been derived from the Audited Financial Statements, and the respective notes thereto, included elsewhere in this prospectus
Accordingly, you should read this information in conjunction with the rest of this prospectus, including the sections entitled “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the Audited Financial Statements, and the respective notes thereto, included elsewhere in this prospectus.
	Year Ended December 31,
	2020(1)	2020	2019	2018
	(US$ million)	(R$ million)
Consolidated Income Statement Data:
Interest income calculated using the effective interest method	181.4	942.8	775.5	614.1
Interest expenses	(35.5)	(184.3)	(256.7)	(216.2)
Net interest income	146.0	758.5	518.8	397.9
Revenues from services and commissions	49.5	257.1	130.5	60.5
Expenses from services and commissions	(13.8)	(71.6)	(56.6)	(38.3)
Net result from services and commissions	35.7	185.5	73.8	22.2
Income from securities	2.3	12.1	62.5	19.7
Gains / (losses) from derivatives	(10.5)	(54.4)	4.2	(16.6)
Other revenues	21.1	109.9	52.8	38.6
Revenues	194.6	1,011.5	712.2	461.9
Other Income	21.0	109.2	―	―
Impairment losses on financial instruments	(41.1)	(213.7)	(138.6)	(49.2)
Personnel expenses	(44.1)	(229.1)	(169.2)	(118.5)
Depreciation and amortization	(8.4)	(43.7)	(17.5)	(2.6)
Other administrative expenses	(123.4)	(641.3)	(386.3)	(222.2)
Profit / (loss) before taxes	(1.4)	(7.0)	0.7	69.5
Current income tax and social contributions	(2.5)	(13.2)	(5.9)	(12.7)
Deferred income tax and social contributions	9.8	50.9	35.5	(1.0)
Income tax expense	7.3	37.7	29.7	(13.6)
Profit for the period	5.9	30.7	30.4	55.7

Profit Attributable to
Shareholders of the company	3.4	17.9	27.7	53.6
Non-controlling interest	2.5	12.8	2.7	2.1

Earnings per Share
Basic Earnings per Share	0.0000016	0.00807	0.01442	0.03286
Diluted Earnings per Share	0.0000016	0.00807	0.01441	0.03286

Pro-forma Earnings per Share
Basic Earnings per Share as Adjusted for the Offering Assuming no Cash-Out(2)
Diluted Earnings per Share as Adjusted for the Offering Assuming no Cash-Out(2)
Basic Earnings per Share as Adjusted for the Offering Assuming Cash-Out up to Cash Redemption Threshold(3)
Diluted Earnings per Share as Adjusted for the Offering Assuming Cash-Out up to Cash Redemption Threshold(3)

(1)
Solely for the convenience of the reader, Brazilian real amounts for the year ended December 31, 2020 have been translated into U.S. dollars at the selling rate as of December 31, 2020 of R$5.1967 to US$1.00. See “Exchange Rates” for further information about recent fluctuations in exchange rates. These convenience translations are not part of our financial statements included elsewhere in this prospectus.

(2)
Assumes the number of shares as adjusted to reflect the conclusion of the Proposed Transaction assuming that no former Banco Inter Shareholder elects to receive Cash Redeemable Shares.

(3)
Assumes the number of shares as further adjusted to reflect the conclusion of the Proposed Transaction assuming that former Banco Inter Shareholders elect to receive Cash Redeemable Shares resulting in an aggregate cash payment in the amount of the Cash Redemption Threshold.

	As of December 31,
	2020(1)	2020	2019	2018
	(US$ million)	(R$ million)
Consolidated Balance Sheet data:
Assets:
Cash and cash equivalents	414.6	2,154.7	3,114.8	1,546.1
Amounts due from financial institutions	96.7	502.4	256.1	151.6
Compulsory Deposits at Banco Central do Brasil	329.0	1,709.7	392.3	90.1
Loans and advances to customers, net of provision for expected loss	1,637.1	8,507.7	4,561.8	3,221.6
Securities	1,118.5	5,812.6	1,155.1	316.9
Derivative financial assets	5.3	27.5	―	―
Non-current assets held for sale	23.1	119.9	121.6	78.5
Property and equipment	26.5	137.8	91.9	13.8
Intangible assets	43.2	224.5	79.2	26.4
Deferred tax assets	39.6	206.0	112.2	57.3
Other assets	99.8	518.7	192.1	129.0
Total assets	3,833.5	19,921.6	10,077.1	5,631.4

Liabilities:
Liabilities with financial institutions and similar institutions	338.1	1,756.9	1,152.50	737.4
Liabilities with customers	2,393.2	12,436.6	4,714.4	2,009.9
Securities issued	332.8	1,729.4	1,719.6	1,763.9
Derivative financial liabilities	10.9	56.8	20.9	1.0
Borrowing and onlending	5.3	27.4	29.8	32.0
Income tax and social contribution	1.9	9.9	4.7	3.5
Other tax liabilities	3.9	20.3	13.5	6.9
Tax liabilities	5.8	30.3	18.2	10.3
Provisions	4.5	23.6	22.1	23.0
Deferred tax liabilities	11.7	60.9	21.5	8.5
Other liabilities	91.5	475.4	216.1	113.1
Total Liabilities	3,193.8	16,597.4	7,915.1	4,699.2
Equity:
Share Capital	619.0	3,216.5	2,068.3	848.8
Capital reserve	16.1	83.7	1.1	1.3
Profit reserves	12.9	67.0	89.0	85.6
Other comprehensive income	5.0	26.0	(0.7)	(3.3)
(-) Treasury shares	(22.6)	(117.5)	—	(0.4)
Total equity, excluding non-controlling interest	630.3	3,275.6	2,157.8	931.9
Non-controlling interests	9.3	48.6	4.2	0.3
Total equity	639.7	3,324.2	2,161.9	932.2
Total liabilities and equity	3,833.5	19,921.6	10,077.1	5,631.4

(1)
Solely for the convenience of the reader, Brazilian real amounts as of December 31, 2020 have been translated into U.S. dollars at the selling rate as of December 31, 2020 of R$5.1967 to US$1.00. See “Exchange Rates” for further information about recent fluctuations in exchange rates. These convenience translations are not part of our financial statements included elsewhere in this prospectus.

Non-GAAP Financial Measures
ROAE
For annual periods, we calculate ROAE as profit for the applicable period divided by average equity, which in turn is calculated as equity as of the end of the applicable period plus equity as of the end of the prior period divided by two. The table below sets forth our ROAE as of the dates indicated:
	As of and for the Year Ended December 31,
	2020	2019	2018
ROAE(1)	1.1%	2.0%	8.4%

(1)
ROAE is a non-GAAP financial measure. For further information on why our management chooses to use non-GAAP financial measures, and on the limits of using such non-GAAP financial measures, please see “Presentation of Financial and Other Information — Special Note Regarding Non-GAAP Financial Measures.”

The table below presents our calculation of ROAE:
	As of and for the Year Ended December 31,
	2020	2019	2018
	(R$ million, except percentages)
Calculation of ROAE:
Profit/loss	30.7	30.3	55.7
Equity as of end of the applicable period	3,324.2	2,161.9	932.2
Equity as of the end of the prior period	2,161.9	932.2	390.6
Average shareholders’ equity	2,743.1	1,547.1	661.4
ROAE	1.1%	2.0%	8.4%
ROAA
For annual periods, we calculate ROAA as profit for the applicable period divided by total average assets, which in turn is calculated as total assets as of the end of the applicable period plus total average assets as of the end of the prior period divided by two. The table below sets forth our ROAA as of the dates indicated:
	As of and for the Year Ended December 31,
	2020	2019	2018
		(%)
ROAA(1)	0.2%	0.4%	1.2%

(1)
ROAA is a non-GAAP financial measure. For further information on why our management chooses to use non-GAAP financial measures, and on the limits of using such non-GAAP financial measures, please see “Presentation of Financial and Other Information — Special Note Regarding Non-GAAP Financial Measures.”

The table below presents our calculation of ROAA:

	As of and for the Year Ended December 31,
	2020	2019	2018
	(R$ million, except percentages)
Calculation of ROAA:
Profit/loss	30.7	30.3	55.7
Assets as of the end of applicable period	19,921.6	10,077.1	5,631.4
Assets as of December 31 of the prior period	10,077.1	5,631.4	3,584.8
Average assets	14,999.3	7,854.2	4,608.1
ROAA	0.2%	0.4%	1.2%
Net Interest Margin
We calculate NIM as net interest income and interest on securities divided by average interest-earning assets. Interest-earning assets is calculated as the sum of loans and advances to customers (net of provision for expected loss), amounts due from financial institutions, reverse repurchase agreements and securities. We use NIM to measure the difference between the interest we charge on our interest-earning assets and the interest we pay on our funding. The table below sets forth our NIM as of the dates indicated:
	As of and for the Year Ended December 31,
	2020	2019	2018
Net Interest Margin	(R$ million, except percentages)
Average interest-earning assets(1)	12,528.4	6,960.5	4102.7
Net interest income and interest on securities	995.8	826.2	612.3
Net Interest Margin(2)	7.9%	11.9%	14.9%

(1)
Interest-earning assets is calculated as the sum of loans and advances to customers, net of provision for expected loss, amounts due from financial institutions, reverse repurchase agreements and securities. Average interest-earning assets are based on the average of the month-end balances for amounts due from financial institutions and reverse repurchase agreements and average of quarter-end balances within the year for loans and advances to customers (net of provision for expected loss) and securities.

(2)
NIM is a non-GAAP financial measure. For further information on why our management chooses to use non-GAAP financial measures, and on the limits of using such non-GAAP financial measures, please see “Presentation of Financial and Other Information — Special Note Regarding Non-GAAP Financial Measures.”

PER SHARE MARKET DATA
Historical Per Share Market Data
Banco Inter Units, Banco Inter Common Shares and Banco Inter Preferred Shares are listed on the Nível 2 segment of the B3 under the symbols “BIDI11,” “BIDI3,” and “BIDI4,” respectively.
The tables below set forth, for the period indicated, the reported low, average and high closing sale prices in nominal reais for each of Banco Inter’s common shares, preferred shares and units (comprising one Banco Inter common share and two Banco Inter preferred shares) on the B3.
The tables have been adjusted to reflect all stock splits of Banco Inter common and preferred shares, further described below.
	Banco Inter – Units
Three-Month Period	Low(1)	Average(1)	High(1)
	(in R$)
2019
Third quarter	13.45	18.66	23.60
Fourth quarter	13.46	15.66	18.04
2020
First quarter	6.58	14.59	19.23
Second quarter	8.14	10.29	14.87
Third quarter	13.63	18.21	23.30
Fourth quarter	16.61	23.49	34.72
2021
First quarter	30.75	47.82	55.99
Second quarter	53.52	65.97	77.76

(1)
Based on daily closing prices.

	Banco Inter – Common Shares
Three-Month Period	Low(1)	Average(1)	High(1)
	(in R$)
2019
Third quarter	4.60	6.64	12.33
Fourth quarter	4.33	5.10	5.89
2020
First quarter	2.53	4.87	6.41
Second quarter	2.64	3.24	4.62
Third quarter	4.19	5.93	7.13
Fourth quarter	5.62	7.77	11.55
2021
First quarter	10.09	15.98	18.82
Second quarter	17.99	21.83	25.64

(1)
Based on daily closing prices.

	Banco Inter – Preferred Shares
Three-Month Period	Low(1)	Average(1)	High(1)
	(in R$)
2019
First quarter	2.06	2.35	3.00
Second quarter	2.97	3.39	3.87
Third quarter	3.43	5.80	7.83
Fourth quarter	4.45	5.27	6.11
2020
First quarter	1.92	4.84	6.43
Second quarter	2.77	3.54	5.15
Third quarter	4.73	6.43	8.16
Fourth quarter	5.47	7.84	11.65
2021
First quarter	10.29	15.89	18.62
Second quarter	17.74	22.07	26.15

(1)
Based on daily closing prices.

Banco Inter Stock Splits
At meetings of Banco Inter shareholders held on March 12, 2018 and March 14, 2018, Banco Inter shareholders approved the stock split of Banco Inter common and preferred shares at the ratio, in each case, of 6:1. Additionally, at the meeting of Banco Inter shareholders held on April 28, 2021, its shareholders approved a stock split of Banco Inter common and preferred shares in the ratio of 3:1.
Proposed Transaction Announcement Per Share Market Data
The following table presents the closing price for each of Banco Inter’s common shares, preferred shares and units as of May 21, 2021, the last trading day prior to the date of the first public announcement of Banco Inter’s intention of proceeding with the Proposed Transaction.
	Banco Inter
	Common Shares	Preferred Shares	Units
		(in R$)
May 23, 2021	20.00	19.70	59.62

BANCO INTER GENERAL MEETING
Inter Platform is providing this prospectus to Banco Inter Shareholders in advance of the Banco Inter General Meeting that Banco Inter has called for the purpose of approving the Proposed Transaction. This prospectus contains information that you need to know about the Proposed Transaction and the proposals to be voted on at the Banco Inter General Meeting, in order to be able to vote or instruct your vote, as applicable, at the Banco Inter General Meeting.
Date, Time and Place of the Banco Inter General Meeting
The Banco Inter General Meeting to consider the Proposed Transaction is scheduled to be held at :    on : November, 2021 at :                 p.m. (Belo Horizonte time).
Purpose of the Banco Inter General Meeting
The Banco Inter General Meeting will consider and vote on the Merger of Shares, a corporate transaction through which each Banco Inter Share issued and outstanding immediately prior to the completion of the Proposed Transaction will be automatically contributed into HoldFin in exchange for a certain number of newly issued HoldFin Redeemable Shares, determined pursuant to the Exchange Ratios, pursuant to the Merger of Shares Protocol. The agenda for the meeting will also include other related items required for delisting Banco Inter Shares from B3, including the approval of the Cash Redemption Price and ratification of the appraiser responsible for an appraisal report required for purposes of delisting Banco Inter Shares from B3 and approval of such appraiser report.
The approval of the Merger of Shares Protocol and the approval of the Cash Redemption Price at the Banco Inter General Meeting are conditions to the completion of the transaction, pursuant to the Merger of Shares Protocol.
Quorum for Installation
The Banco Inter General Meeting will be installed on first call if attended by shareholders representing collectively: (i) 20% of the outstanding Banco Inter Common Shares and Banco Inter Preferred Shares (including holders through Banco Inter Units, but not including the Banco Inter Shares held by our controlling shareholders or by SoftBank) and (ii) 2∕3 of Banco Inter total share capital (including shares held by our controlling shareholders and by SoftBank). If the attendance requirement is not met for the Banco Inter General Meeting on first call, the Banco Inter General Meeting will be reconvened at a date and time at least eight calendar days after the date and time scheduled for the Banco Inter General Meeting on first call. The Banco Inter General Meeting will be installed on second call with any percentage of holders present at the meeting following second call.
Required Vote
In order to approve the Merger Protocol, holders of at least the majority of the outstanding Banco Inter Common Shares and Banco Inter Preferred Shares (including holders through Banco Inter Units, but not including the Banco Inter Shares held by our controlling shareholders or by SoftBank) attending the Banco Inter General Meeting, voting together, must vote in favor of the Proposed Transaction. The Proposed Transaction is subject to the satisfaction or waiver of certain conditions, including a condition that the total amount to be paid as a result of the election by Banco Inter Shareholders to receive Cash Redeemable Shares does not exceed the Cash Redemption Threshold, as described elsewhere in this prospectus.
The approval by Banco Inter Shareholders of the Proposed Transaction Proposal is a condition to the completion of the Proposed Transaction. If the Proposed Transaction is not approved, it will not be concluded.
Shareholders Entitled to Attend the Banco Inter General Meeting and to Vote
Banco Inter Shareholders on the date of the Banco Inter General Meeting are entitled to attend the Banco Inter General Meeting and vote on the items set forth on the agenda, as long as they have timely provided the appropriate documentation required by Banco Inter at the time of the call notice to the Banco

Inter General Meeting. There is no record date for purposes of determining direct Banco Inter Shareholders entitled to attend the Banco Inter General Meeting or to vote. Banco Inter Shareholders wishing to authorize a proxy to vote their Banco Inter Shares may do so by mailing the proxy instruments to Banco Inter’s head office, which instruments must be received by Banco Inter at least five days in advance of the Banco Inter extraordinary general shareholders meeting.
To be valid, the proxy must be appointed less than one year before the Banco Inter General Meeting. For legal entities that hold Banco Inter Shares, any proxy duly constituted in accordance with applicable law and such legal entities’ corporate documents may represent the shareholder at the Banco Inter General Meeting. However, an investment fund must be represented by its investment fund officer. For individuals who hold Banco Inter Shares, the proxy must be either a shareholder, an executive officer or board member of Banco Inter, a lawyer or a financial institution.
No Solicitation of Proxies from Banco Inter Shareholders
Please note that this document is not a proxy or solicitation of votes for the Banco Inter General Meeting or any shareholders’ meeting of Banco Inter, HoldFin or Inter Platform that will be held in connection with the Proposed Transaction.
Manner of Voting
Banco Inter Shareholders may exercise their voting rights at the Banco Inter General Meeting by voting in person or by proxy during the meeting (whether physically or digitally) or by using distance vote ballots (boletim de voto a distância). In such ballots shareholders convey their vote to Banco Inter directly or their voting instructions for the completion of the ballot of remote vote through the respective custodian agents, in case they provide said services.
Banco Inter Shareholders are allowed to exercise their voting rights by means of the distance vote ballots directly and by sending the identification documents to Banco Inter (ri@bancointer.com.br) for the attention of the Investors Relations Board.
The distance vote ballots, accompanied by the respective documentation, shall be considered solely in case they are received by Banco Inter, in order, within up to seven days before the date of the Banco Inter General Meeting. According to the provisions set forth in Article 21-U of the Instruction CVM number 481, Banco Inter shall inform Banco Inter Shareholders whether the documents received are sufficient so that the vote is considered valid, or the procedures and terms for possible rectification or resend, as necessary.
Withdrawal Rights
Pursuant to Article 137 of the Brazilian Corporation Law, if the Proposed Transaction is approved at the Banco Inter General Meeting, holders of Banco Inter Common Shares (including Common Shares held through Units) that do not vote in favor of the approval of the Merger Protocol and who are holders of record of Banco Inter Common Shares on the Withdrawal Rights Record Date and hold their Banco Inter Common Shares through the Closing Date will have the right to withdraw their Banco Inter Common Shares for their book value, as of       , of R$      per Banco Inter Common Share.
We assume that no holder of Banco Inter Common Shares will exercise Withdrawal Rights, because all Banco Inter Shareholders may elect to receive Cash Redeemable Shares and we expect the Cash Redemption Price to be higher than the book value of Banco Inter Common Shares as of                 .
A Banco Inter Shareholder that validly exercises its Withdrawal Right will receive a cash payment in the amount described in the prior paragraph and will not receive Inter Platform Class A Shares, Inter Platform BDRs or Cash Redeemable Shares.
The minutes of the Banco Inter General Meeting will be published in the newspapers in which Banco Inter customarily publishes its notices on the business day following the Banco Inter General Meeting, as well as a notice to the market issued pursuant to CVM Resolution No. 44 and filed with the CVM disclosing any material acts or facts concerning publicly traded companies registered with the CVM (a “Material Fact”) related to the approval of the Merger Protocol will be disclosed to the market. Such publication will constitute your sole notification regarding the commencement of the period to exercise your withdrawal rights. If you notify Banco Inter that you wish to exercise your withdrawal rights, such request will be irrevocable. Similarly, upon such request you will no longer be able to trade your Banco Inter Shares as they will be acquired or cancelled by Banco Inter upon the payment of the withdrawal consideration.
To exercise its Withdrawal Rights, a Banco Inter Shareholder holding shares in custody with Banco Bradesco S.A., the transfer agent for the Banco Inter Shares, must, during the 30-day period following the publication of the minutes of the Banco Inter General Meeting that approved the Merger Protocol, complete and deliver a form related to the exercise of the withdrawal rights (available at special branches of Banco Bradesco S.A.) together with the required documentation, personally or through an attorney-in-fact. The documents required documents to be delivered with the completed form are:
•
For Individuals:   Individual Taxpayers’ Register, Identity Card and current evidence of address (issued within the previous two months).

•
For Legal Entities:   National Corporate Taxpayers’ Register, bylaws/articles of association and corresponding amendments, as well as documents related to the partners/legal representatives (act of appointment, Individual Taxpayers’ Register, Identity Card and current evidence of address).

Shareholders represented by attorneys-in-fact must surrender the documents described above and the respective public power of attorney, which shall grant special powers to the attorney-in-fact authorizing him to exercise, on behalf of the grantor, the withdraw rights and request the reimbursement for the shares.

THE PROPOSED TRANSACTION
The following is a description of the material aspects of the Proposed Transaction. This section does not purport to be complete and may not contain all of the information that is important to you. You should carefully read this entire prospectus, including the full text of the Merger of Shares Protocol, forms of which are included as Exhibits to the registration statement of which this prospectus is a part, for a more complete understanding of the Proposed Transaction. All descriptions in this summary and in this prospectus of the terms and conditions of the Proposed Transaction are qualified in their entirety by reference to Merger of Shares Protocol. In addition, important business and financial information about each of Inter Platform and Banco Inter is included in this prospectus and Exhibits to the registration statement of which this prospectus is a part.
Overview
The Proposed Transaction consists of a corporate reorganization of Inter with the purpose of listing shares that ultimately represent equity of Inter’s business on NASDAQ. Upon conclusion of the Proposed Transaction, Banco Inter’s equity securities will be delisted from B3.
Inter Platform is currently a holding company through which the controlling shareholders and certain other Banco Inter Shareholders hold their Banco Inter Shares. Immediately prior to the Closing Date, Inter Platform will not own any assets other than any proceeds raised for redemption of Cash Redeemable Shares and shares of the New LLC, which will not own any assets other than shares of HoldFin, and HoldFin will not own any assets other than Banco Inter Shares. None of Inter Platform, New LLC or HoldFin will have any material liability or contingency. Therefore, the business of Inter Platform and its consolidated subsidiaries is the same as the business of Banco Inter and will remain the same immediately following the Proposed Transaction. Inter Platform is incorporated as an exempted company with limited liability in the Cayman Islands. Inter Platform’s principal executive office is located at Avenida Barbacena, 1.219, 22nd floor, Belo Horizonte — MG, Brazil Zip Code 30190-131.
Immediately prior to the Closing Date (after effecting the SoftBank Roll-Up), our corporate structure will be the following:
On or prior to the Closing Date, Inter Platform will subscribe for HoldFin shares with Inter Platform Class A Common Shares. Inter Platform will deliver enough Inter Platform Class A Common Shares to

HoldFin so that all Banco Inter Shareholders that did not exercise Withdrawal Rights or elect to receive Cash Redeemable Shares may receive Inter Platform BDRs based on the Exchange Ratios, as applicable.
The completion of the Proposed Transaction is expected to occur about 35 days after the approval by Banco Inter Shareholders at the Banco Inter General Meeting, subject to the satisfaction of certain conditions described in this prospectus. The Proposed Transaction will consist of the two steps below, which are expected to be concluded substantially at the same time on the Closing Date:
•
Merger of Shares.   Subject to the approval of the Merger Protocol at the Banco Inter General Meeting and the satisfaction or waiver of the conditions described in this prospectus (including the Cash Redemption Threshold Condition), the merger of shares will be implemented through an incorporação de ações under the Brazilian Corporation Law. Pursuant to the Merger of Shares, each Banco Inter Share issued and outstanding immediately prior to the completion of the Proposed Transaction will be automatically contributed into HoldFin in exchange for a certain number of newly issued mandatorily redeemable preferred shares of HoldFin, determined pursuant to the Exchange Ratios, and Banco Inter will become a wholly owned subsidiary of HoldFin. Each Banco Inter Shareholder, in its sole discretion, may elect to receive Class A Redeemable Shares or Cash Redeemable Shares.

•
Redemption.   Immediately after the Merger of Shares, HoldFin will redeem (i) all of its Class A Redeemable Shares and deliver to each holder thereof one Inter Platform BDR (which may be cancelled immediately thereafter, if such holder wants to receive the underlying Inter Platform Class A Common Shares) and (ii) all of its Cash Redeemable Shares and pay the applicable cash consideration to each holder thereof.

Free Float
SoftBank
Hottaire
Costellis
(Controlling Shareholder)
Class A
Shares
Class B
Shares
Inter Platform
(Cayman)
New LLC
(Delaware)
Offshore
Brazil
Free Float
HoldFin
Redemption of HoldFin
Redeemable Shares against
delivery of Class A BDRs to
Free Float
100%
BancoInter

If the Proposed Transaction is approved and all conditions precedent are either met or waived, Banco Inter Shareholders that have not validly exercised their Withdrawal Rights or elected to receive Cash Redeemable Shares, will receive Inter Platform BDRs after the redemption.
Immediately following the completion of the Proposed Transaction:
•
Banco Inter will be an indirect wholly owned subsidiary of Inter Platform.

•
The business conducted by Inter will be the same as prior to the Proposed Transaction.

•
If you did not validly exercise Withdrawal Rights or elect to receive Cash Redeemable Shares, you will become a shareholder of Inter Platform (directly, through the holding of Inter Platform Class A Common Shares, or indirectly, through the holding of Inter Platform BDRs).

•
The shareholders of Inter Platform will be essentially the same as the current shareholders of Banco Inter, except for those current Banco Inter Shareholders that have validly exercised Withdrawal Rights or elected to receive Cash Redeemable Shares.

•
The controlling shareholders of Inter, who currently exercise control through their ownership of a majority of Banco Inter Common Shares, will continue to control Inter’s business through the ownership of Inter Platform Class B Common Shares representing the majority of the voting power in Inter Platform.

Currently, Banco Inter Common Shares, Banco Inter Preferred Shares and Banco Inter Units are listed on B3. Upon completion of the Proposed Transaction, we expect to list Inter Platform Class A Common Shares on NASDAQ, to list Inter Platform BDRs on B3 and to delist all Banco Inter Shares and Banco Inter Units from B3. Banco Inter will remain registered with and subject to the disclosure requirements set by the CVM for at least 12 months. After this period, Banco Inter may be permitted to deregister from CVM and no longer be subject to disclosure requirements applicable to publicly traded corporations incorporated under the laws of the Federative Republic of Brazil.
Upon completion of the Proposed Transaction, Banco Inter controlling shareholders will hold all of Inter Platform Class B Common Shares. Assuming that no former Banco Inter Shareholder elects to receive Cash Redeemable Shares, Banco Inter controlling shareholders will hold    % of the then-outstanding Inter Platform shares and    % of the aggregate voting power of Inter Platform. Assuming that former Banco Inter Shareholders elect to receive Cash Redeemable Shares resulting in an aggregate cash payment in the amount of the Cash Redemption Threshold, Banco Inter controlling shareholders will hold    % of the then-outstanding Inter Platform shares and    % of the aggregate voting power of Inter Platform.
The charts above do not contain Banco Inter’s subsidiaries. For a complete chart containing Banco Inter’s subsidiaries,see “Information about Banco Inter―Corporate Structure.”
Background to the Proposed Transaction
On April 12, 2021, in a response to our consultation, B3 permitted that Banco Inter comply with the Nível 2 requirement of a mandatory tender offer in case of a corporate reorganization in which the surviving company is not listed in Nível 2 or Novo Mercado by offering to current Banco Inter Shareholders the option to receive Cash Redeemable Shares.
On May 24, 2021, Banco Inter publicly announced that it was close to concluding studies with respect to the Proposed Transaction in Brazil, through a press release and a filing of a fato relevante with the CVM.
Recommendation of the Board of Directors of Banco Inter; Banco Inter’s Reasons for the Proposed Transaction
The board of directors of Banco Inter has approved the rationale behind the Proposed Transaction and instructed management to further study its adoption and implementation. The final terms of the Proposed Transaction are being defined and the board of directors of Banco Inter will deliberate whether the Proposed Transaction is advisable, fair and in the best interests of Banco Inter prior to calling the Banco Inter General Meeting.
Conditions Precedent to the Proposed Transaction
It is a condition to completion of the Proposed Transaction that the total amount to be disbursed by HoldFin in connection with the redemption of all Cash Redeemable Shares does not exceed the Cash Redemption Threshold. If the Cash Redemption Threshold is exceeded, the Proposed Transaction will not be concluded, unless Banco Inter and Inter Platform waive this condition, following a determination of the board of directors of Banco Inter that this waiver is in the best interest of Banco Inter and Banco Inter Shareholders.

In addition to the Cash Redemption Threshold Condition, completion of the Proposed Transaction is subject to certain additional conditions, including:
•
Inter Platform’s registration statement filed with the SEC on Form F-4 to effect the registration under the Securities Act of the Inter Platform Class A Common Shares to be issued to Banco Inter Shareholders shall have become effective, no stop order suspending the effectiveness of the Form F-4 shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC;

•
The Cash Redemption Price shall be approved by Banco Inter Shareholders at the Banco Inter General Meeting;

•
Inter Platform Class A Common Shares shall be approved for listing on NASDAQ; and

•
Inter Platform BDRs shall be approved by the CVM and for listing on B3.

Financial Implications of the Proposed Transaction
The Proposed Transaction is effectively an intragroup corporate reorganization with no effects on a consolidated basis.
Listing of Inter Platform Shares
As of the date of completion of the Proposed Transaction, we expect that Inter Platform Class A Common Shares will be listed on NASDAQ.
Inter Platform will apply to list Inter Platform Class A Common Shares on NASDAQ. Inter Platform Class B Common Shares will not be listed on any exchange and, pursuant to the Inter Platform Articles of Association, each Class B Common Share may be converted into one Class A Common Share (i) upon delivery of notice to Inter Platform, at its registered office, in the form described in our Articles of Association, or (ii) automatically upon any transfer of such Class B Common Share, whether or not for value, except for certain limited transfers described in our Articles of Association. Class B Common Shares may also be converted into Class A Common Shares in other circumstances.
Listing of Inter Platform BDRs
Immediately after the Closing Date, we expect that Inter Platform BDRs will be listed on B3. For more information on the Inter Platform BDRs, see “Description of BDRs and Deposit Agreement.”
Electing to Receive Cash Redeemable Shares
A Banco Inter Shareholder that wants to receive Cash Redeemable Shares must make this election by no later than the fifth business day after the Banco Inter General Meeting (i) through the facilities of the Central Depositary of B3 (Central Depositária da B3) or (ii) for Banco Inter Shareholders holding Banco Inter Shares directly in the corporate books, through Banco Bradesco S.A., the registrar of Banco Inter Shares. A beneficial owner of Banco Inter shares must instruct its broker or custodian operating in Brazil of such election by the time indicated by such broker or custodian. Upon election to receive Cash Redeemable Shares, such Banco Inter Shareholder will no longer be permitted to trade its Banco Inter Shares and will not be able to opt to receive Inter Platform BDRs. The cash redemption of the Cash Redeemable Shares will occur on the Closing Date, which is expected to occur about 35 days after the Banco Inter General Meeting.
It is a condition to completion of the Proposed Transaction that the total amount to be disbursed by HoldFin in connection with the redemption of all Cash Redeemable Shares does not exceed the Cash Redemption Threshold. If the Cash Redemption Threshold is exceeded, the Proposed Transaction will not be concluded, unless Banco Inter and Inter Platform waive this condition, following a determination of the board of directors of Banco Inter that this waiver is in the best interest of Banco Inter and Banco Inter Shareholders.
Electing to Receive Inter Platform Class A Common Shares
At any time, and from time to time, on or after the Closing Date, a Banco Inter Shareholder that wants to receive Inter Platform Class A Common Shares may request the cancellation of all or a portion of its Inter

Platform BDRs by (a) instructing its broker or custodian operating in Brazil to cancel its Inter Platform BDRs with the BDR Depositary and (b) delivering evidence that all fees and potential taxes due in connection with this service were duly paid, as set forth in the deposit agreement. The cancellation instruction to the broker or custodian must include an appropriate brokerage account outside of Brazil to receive the underlying Inter Platform Class A Common Shares. No fees for cancellation of Inter Platform BDRs will be charged from investors during the first 30 days after the Closing Date.
Shareholder Approval of Inter Platform and HoldFin
The Merger of Shares and other steps for the Proposed Transaction are also subject to the approval of the board of directors and the shareholder of HoldFin (Inter Platform). The Proposed Transaction is also subject to the approval of the directors of Inter Platform. We expect these approvals to be obtained prior or concurrently to the Banco Inter General Meeting.
Certain Information on the Ownership and Management of Inter Platform and Banco Inter Following the Proposed Transaction
Ownership of Inter Platform Prior to and After the Proposed Transaction
Upon completion of the Proposed Transaction, shareholder participation in Inter Platform will be as described in the tables contained in “Major Shareholders and Related Party Transactions.”
Management of Inter Platform Following the Proposed Transaction
Upon the completion of the Proposed Transaction, Inter Platform’s management will be as described in “Inter Platform — Management.”
Accounting Treatment of the Proposed Transaction
Under IFRS as issued by the IASB, the Proposed Transaction will be a reorganization under common control accounted for by Inter Platform on a book value basis.
Dividend Information
The Brazilian Corporation Law and Banco Inter’s bylaws in effect as of the date of this prospectus require that Banco Inter distributes annually to its shareholders a mandatory dividend, which is the mandatory distribution of a minimum percentage of its net income for the prior fiscal year, unless the board of directors of Banco Inter recommends against such distribution due to considerations relating to its then financial condition. Also, according to the Brazilian Corporation Law, a corporation’s net income may be allocated to profit reserves and to the payment of dividends. For more information, see “Comparison of the Rights of Holders of Inter Platform Shares and Banco Inter Shares.”
Under the Cayman Companies Act and Inter Platform’s Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to the Inter Platform Articles of Association, dividends can be declared and paid out of funds lawfully available to the company, which include the share premium account.
The following table shows the amount of dividends and interest on equity distributed by Banco Inter for years ended December 31, 2020, 2019 and 2018.
	2020	2019	2018
	(R$ million)
Banco Inter – Dividends	39.9	51.3	36.7
Banco Inter – Interest on equity	40.0	47.6	27.5
Past Contracts, Mergers, Negotiations and Agreements between Inter Platform and Banco Inter
There are no past, present or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions during the periods for which financial statements are presented in this prospectus between Inter Platform or its affiliates and Banco Inter or its affiliates, other than those described in this prospectus, and in particular in the section entitled “Major Shareholders and Related Party Transactions.”
Expenses
The following is an itemized statement of the expenses incurred or estimated to be incurred by Inter Platform in connection with the Proposed Transaction:
Expenses:	(US$ thousand)
Legal expenses
Accounting fees
Printing costs
BDR Depositary fees and expenses
Total

THE MERGER OF SHARES PROTOCOL
This section describes the material terms of the Merger of Shares Protocol. The rights and obligations of the parties to the Merger of Shares Protocol is governed by the express terms and conditions of the Merger of Shares Protocol and not by this summary or any other information contained in this prospectus. The description in this section and elsewhere in this prospectus is qualified in its entirety by reference to the complete text of the Merger of Shares Protocol, forms of which are attached as Exhibits to the registration statement of which this prospectus is a part. This summary does not purport to be complete and may not contain all of the information about the Merger of Shares Protocol that is important to you. Inter Platform and Banco Inter encourage you to read the Merger of Shares Protocol carefully and in their entirety.
Overview
The Merger of Shares Protocol (Protocolo e Justificação de Incorporação de Ações) is a document prepared pursuant to Articles 224 and 225 of the Brazilian Corporation Law, which the management of Banco Inter and HoldFin will each submit for approval by their shareholders at their respective special meetings of shareholders, which provides the shareholders with information on the terms, conditions and reasoning for the approval of the corporate reorganization contemplated by the Proposed Transaction. The terms and conditions of the Proposed Transaction are contained in the Merger of Shares Protocol are described in this prospectus, and an English translation of the Merger of Shares Protocol is included as an Exhibit to the registration statement of which this prospectus forms a part. You are encouraged to read the Merger of Shares Protocol carefully. All descriptions in this summary and in this prospectus of the terms and conditions of the Proposed Transaction are qualified in their entirety by reference to the Merger of Shares Protocol.
Exchange Ratios
The Merger of Shares Protocol establishes the exchange ratio for the shares. Subject to the approval of the Merger Protocol at the Banco Inter General Meeting and the satisfaction or waiver of the conditions described in this prospectus (including the Cash Redemption Threshold Condition), each Banco Inter Shareholder will receive the following consideration, based on the Exchange Ratios described below:
A.
Each holder of Banco Inter Common Shares or Banco Inter Preferred Shares will receive                  Inter Platform BDRs for each one Banco Inter Common Share or Banco Inter Preferred Share that it holds, unless such shareholder has elected to receive Cash Redeemable Shares;

B.
Each holder of Banco Inter Units will receive                  Inter Platform BDRs for each one Banco Inter Unit that it holds, unless such shareholder has elected to receive Cash Redeemable Shares;

C.
Each Banco Inter Shareholder that has elected to receive Cash Redeemable Shares will receive a cash payment of (i) R$      for each one Banco Inter Common Share or Banco Inter Preferred Share that it holds or (ii) R$      for each one Banco Inter Unit that it holds.

The Exchange Ratios have been established so that each Banco Inter Shareholder will receive, upon completion of the Proposed Transaction, the same economic interest in the total capital of Inter Platform as it had in Banco Inter’s total capital immediately before completion of the Proposed Transaction, except for the effect of the cash redemption of the Cash Redeemable Shares and the exercise of Withdrawal Rights.
On the Closing Date, each Banco Inter Shareholder will receive Inter Platform BDRs, in Brazil, against delivery of its Banco Inter Shares, based on the Exchange Ratios (as defined below), unless such Banco Inter Shareholder has elected to receive Cash Redeemable Shares. A Banco Inter Shareholder that wants to receive Cash Redeemable Shares must make this election by no later than the fifth business day after the Banco Inter General Meeting (i) through the facilities of the Central Depositary of B3 (Central Depositária da B3) or (ii) for Banco Inter Shareholders holding Banco Inter Shares directly in the corporate books, through Banco Bradesco S.A., the registrar of Banco Inter Shares. A beneficial owner of Banco Inter shares must instruct its broker or custodian operating in Brazil of such election by the time indicated by such broker or custodian. Upon election to receive Cash Redeemable Shares, such Banco Inter Shareholder will no longer be permitted to trade its Banco Inter Shares and will not be able to opt to receive Inter Platform

BDRs. The cash redemption of the Cash Redeemable Shares will occur on the Closing Date, which is expected to occur about 35 days after the Banco Inter General Meeting.
At any time, and from time to time, on or after the Closing Date, a Banco Inter Shareholder that wants to receive Inter Platform Class A Common Shares may request the cancellation of all or a portion of its Inter Platform BDRs by (a) instructing its broker or custodian operating in Brazil to cancel its Inter Platform BDRs with the BDR Depositary and (b) delivering evidence that all fees and potential taxes due in connection with this service were duly paid, as set forth in the deposit agreement. The cancellation instruction to the broker or custodian must include an appropriate brokerage account outside of Brazil to receive the underlying Inter Platform Class A Common Shares. No fees for cancellation of Inter Platform BDRs will be charged from investors during the first 30 days after the Closing Date.
Following the Proposed Transaction, any fractional Inter Platform BDRs will be grouped into whole numbers and sold on the open market managed by B3, as applicable. The net proceeds from the sale of the fractional Inter Platform BDRs will be distributed on a pro rata basis to the former Banco Inter Shareholders that held such fractional Inter Platform BDRs. No additional consideration in cash or in kind will be paid by Inter Platform to Banco Inter Shareholders who opt to receive Inter Platform BDRs in connection with the Proposed Transaction.
If the Cash Redemption Threshold is not exceeded and the other conditions described in this prospectus are satisfied or waived, on the Closing Date we will redeem all Cash Redeemable Shares for cash.
It is a condition to completion of the Proposed Transaction that the total amount to be paid when redeeming the Cash Redeemable Shares does not exceed the Cash Redemption Threshold. If the Cash Redemption Threshold is exceeded, the Proposed Transaction will not be concluded, unless Banco Inter and Inter Platform waive this condition, following a determination of the board of directors of Banco Inter that this waiver is in the best interest of Banco Inter and Banco Inter Shareholders.
Justification
The Merger Protocol also establishes the justification presented by the managements of Banco Inter and HoldFin, explaining the reasons why the Proposed Transaction is beneficial and meets the best interest of the shareholders insofar as it is expected that as a result of the Proposed Transaction.

MATERIAL TAX CONSIDERATIONS
Material U.S. Federal Income Tax Considerations
The following is a summary of U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of the Inter Platform Class A Common Shares or the Inter Platform BDRs by a U.S. Holder (as defined below).
This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial interpretations thereof, in force as of the date hereof. Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.
This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of the Inter Platform Class A Common Shares or the Inter Platform BDRs. In particular, this summary is directed only to U.S. Holders that hold the Inter Platform Class A Common Shares or the Inter Platform BDRs as capital assets and does not address particular tax consequences that may be applicable to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax-exempt entities, regulated investment companies, entities or arrangements that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of our stock by vote or value, persons holding the Inter Platform Class A Common Shares or the Inter Platform BDRs as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of the Inter Platform Class A Common Shares or the Inter Platform BDRs.
For purposes of this summary, a “U.S. Holder” is a beneficial owner of the Inter Platform Class A Common Shares or the Inter Platform BDRs that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such Inter Platform Class A Common Shares or Inter Platform BDRs.
This disclosure assumes that a holder of Inter Platform BDRs will be treated for U.S. federal income tax purposes as the beneficial owner of the underlying Inter Platform Class A Common Shares represented by those BDRs.
Consequences of the Proposed Transaction
We expect, and the rest of the disclosure assumes, that for U.S. federal income tax purposes, a U.S. Holder of Banco Inter Shares will be treated as transferring its Banco Inter Shares to Inter Platform in exchange for the consideration in a taxable transaction. Accordingly, such U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the exchange and its tax basis in the Banco Inter Shares exchanged, in each case, determined in U.S. dollars. The amount realized on the exchange will be the fair market value of any Inter Platform Class A Common Shares or Inter Platform BDRs, as the case may be, received on the date of exchange, as determined in U.S. dollars, and/or the cash received with respect to the Banco Inter Shares exchanged. Based on Banco Inter’s financial statements, the composition of Banco Inter’s income and assets and the sources and nature of Banco Inter’s income, we believe that Banco Inter were not treated as a PFIC for U.S. federal income tax purposes for the 2020 taxable year. In addition, based on Banco Inter’s financial statements and our current expectations regarding the value and nature of Banco Inter’s assets, the sources and nature of Banco Inter’s income, and relevant market and shareholder data, we do not anticipate that Banco Inter will become a PFIC for the current taxable year. U.S. Holders that held Banco Inter shares in the 2019 taxable year or earlier years should consult their own tax advisors regarding Banco Inter’s PFIC status and the application of the PFIC rules under their particular circumstances.
Gain or loss and holding period must be calculated separately for each block of Banco Inter Shares exchanged. Subject to the discussion of the passive foreign investment company rules (“PFIC rules”) below, gain or loss realized in the exchange generally will be capital gain or loss and generally will be long-term capital gain or loss if the Banco Inter Shares exchanged have been held for more than one year. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.
A U.S. Holder will have a tax basis in any Inter Platform Class A Common Shares or Inter Platform BDRs received in the exchange, as the case may be, equal to the fair market value of such Inter Platform Class A Common Shares or Inter Platform BDRs on the date of exchange, and its holding period with respect to such The Inter Platform Class A Common Shares or the Inter Platform BDRs will begin on the day after the date of the exchange.
Subject to applicable limitations, a U.S. Holder may be able to claim a credit against its U.S. federal income tax liability for Brazilian income taxes, if any, that are imposed upon the receipt of the consideration pursuant to the Proposed Transaction. Because a U.S. Holder’s gain from the receipt of the consideration will generally be treated as U.S.-source income, however, a U.S. Holder that does not have substantial other income from sources outside the United States may be unable to make effective use of such foreign tax credits. Alternatively, a U.S. Holder may be able to elect to deduct such Brazilian income taxes in computing its taxable income for U.S. federal income tax purposes, subject to generally applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the application of the rules under their particular circumstances and the advisability of claiming a credit or deduction in respect of any Brazilian income taxes imposed in connection with the Proposed Transaction.
Any cash component of the amount realized will be the U.S. dollar value of the reais calculated by reference to the spot rate on the date of the exchange (or, if the Banco Inter Shares are traded on an established securities market at such time, in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). If a U.S. Holder is an accrual basis taxpayer and does not elect to determine the amount realized using the spot exchange rate on the settlement date, such holder will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of the exchange and the settlement date. U.S. Holders will have a tax basis in the reais received equal to the U.S. dollar value of the reais received at the spot rate on the settlement date. Any currency gain or loss realized on the settlement date or the subsequent sale, conversion, or other disposition of the reais received for a different U.S. dollar amount generally will be U.S.-source ordinary income or loss, and will not be eligible for the reduced tax rate applicable to long-term capital gains. If an accrual basis U.S. Holder does make the election described in the first sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the U.S. Internal Revenue Service (the “IRS”). U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to reais received in exchange for Banco Inter Shares.
As discussed below under “— Passive Foreign Investment Company Rules,” a U.S. Holder may be subject to additional U.S. federal income taxes and reporting requirements in connection with the exchange of Banco Inter Shares in the Proposed Transaction if Banco Inter was treated as a PFIC at any time during the U.S. Holder’s holding period, unless Banco Inter ceased to be a PFIC and the U.S. Holder made a special purging election. Although we believe that Banco Inter should not be treated as a PFIC for its 2020 taxable year and do not expect it to be treated as a PFIC for the current taxable year, based on Banco Inter’s financial statements, the composition and nature of its income and assets, and our expectations for the current year, U.S. Holders should consult their tax advisors regarding the possible application of the PFIC rules to the Proposed Transaction under their particular circumstances, including the consequences to them if Banco Inter was treated as a PFIC in a prior year.
Consequences of the Ownership and Disposition of the Inter Platform Class A Common Shares and the Inter Platform BDRs
Taxation of Distributions
Subject to the discussion below under “— Passive Foreign Investment Company Status,” the gross amount of any distribution of cash or property with respect to the Inter Platform Class A Common Shares or the Inter Platform BDRs, as the case may be, that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend, in the case of the Inter Platform Class A Common Shares, or the date the depositary receives the dividends, in the case of Inter Platform BDRs, and will not be eligible for the dividends-received deduction allowed to corporations under the Code.
We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.
If you are a U.S. Holder of the Inter Platform Class A Common Shares or the Inter Platform BDRs, dividends paid in a currency other than U.S. dollars generally will be includible in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day you receive the dividends, in the case of the Inter Platform Class A Common Shares, or the date the depositary receives the dividends, in the case of Inter Platform BDRs. Any gain or loss on a subsequent sale, conversion or other disposition of such non-U.S. currency by such U.S. Holder generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States.
Subject to certain exceptions for short-term positions, the U.S. dollar amount of dividends received by an individual with respect to the Inter Platform Class A Common Shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the Inter Platform Class A Common Shares will be treated as qualified dividends if:
•
such shares are readily tradable on an established securities market in the United States; and

•
we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

Inter Platform Class A Common Shares will be listed on the Nasdaq, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our financial statements, the composition of our income and assets and the sources and nature of our income, we believe that we were not treated as a PFIC for our 2020 taxable year. In addition, based on our financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or in the reasonably foreseeable future. Because Inter Platform BDRs are not listed on a U.S. exchange, dividends received with respect to Inter Platform BDRs may not be treated as qualified dividends. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.
Dividend distributions with respect to the Inter Platform Class A Common Shares or the Inter Platform BDRs generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation.
U.S. Holders that receive distributions of additional Inter Platform Class A Common Shares or Inter Platform BDRs, or rights to subscribe for such shares or BDRs, as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions, unless the U.S. Holder has the right to receive cash or property, in which case the U.S. Holder will be treated as if it received cash equal to the fair market value of the distribution.
Taxation of Dispositions of the Inter Platform Class A Common Shares and the Inter Platform BDRs
Subject to the discussion below under “— Passive Foreign Investment Company Status,” upon a sale, exchange or other taxable disposition of Inter Platform Class A Common Shares or Inter Platform BDRs, as applicable, U.S. Holders will realize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in such shares or BDRs, as determined in U.S. dollars as discussed below. Such gain or loss will be capital gain or loss, and will generally be long-term capital gain or loss if the Inter Platform Class A Common Shares or the Inter Platform BDRs have been held for more than one year. Long-term capital gain realized by a U.S.

Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.
Gain, if any, realized by a U.S. Holder on the sale or other disposition of the Inter Platform Class A Common Shares or the Inter Platform BDRs generally will be treated as U.S. source income for U.S. foreign tax credit purposes.
If a U.S. Holder sells or otherwise disposes of the Inter Platform Class A Common Shares or the Inter Platform BDRs in exchange for currency other than U.S. dollars, the amount realized generally will be the U.S. dollar value of the currency received at the spot rate in effect on the date of sale or other disposition (or, if such shares or BDRs are traded on an established securities market at such time, in the case of cash basis and electing accrual basis U.S. holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot exchange rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of the sale or other disposition and the settlement date. A U.S. Holder generally will have a tax basis in the currency received equal to the U.S. dollar value of the currency received at the spot rate in effect on the settlement date. Any currency gain or loss realized on the settlement date or the subsequent sale, conversion, or other disposition of the non-U.S. currency received for a different U.S. dollar amount generally will be U.S.-source ordinary income or loss, and will not be eligible for the reduced tax rate applicable to long-term capital gains. If an accrual basis U.S. Holder makes the election described in the first sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the IRS. A U.S. Holder should consult its own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to any currency received in a sale or other disposition of the shares.
Deposits and withdrawals of the Inter Platform Class A Common Shares by U.S. Holders in exchange for the Inter Platform BDRs will not result in the realization of gain or loss for U.S. federal income tax purposes.
Passive Foreign Investment Company Rules
U.S. shareholders of passive foreign investment companies are subject to potentially adverse U.S. federal income tax consequences. In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average value of its assets (generally determined on the basis of a quarterly average) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.
Based on Banco Inter’s financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate that Inter Platform or Banco Inter will be classified as a PFIC for the current taxable year or that Inter Platform will be classified as a PFIC in the reasonably foreseeable future. However, the determination whether a non-U.S. corporation is a PFIC must be made annually after the close of each taxable year based on the facts and circumstances at that time, such as the valuation of its assets, including goodwill and other intangible assets, which may depend on the market price of the non-U.S. corporation’s shares which can vary from time to time. Accordingly, there can be no assurance that Inter Platform (or Banco Inter) will not be a PFIC for any taxable year. In particular, although we consider ourselves and Banco Inter to be actively engaged in an active business, certain of Inter Platform’s (and Banco Inter’s) income may be treated as passive income, unless it is eligible for an exception for income derived in the active conduct of a banking business (the “Active Banking Exception”), and related assets may be considered passive assets unless the Active Banking Exception applies. We believe that the Active Banking Exception, as interpreted by Treasury regulations, including the Proposed Regulations, should apply to treat such income and related assets as active, but such treatment is not certain. Moreover, while the Proposed Regulations permit taxpayers to rely on them, it is possible that the U.S. Department of the Treasury (“Treasury

Department”) will not follow the approach of the Proposed Regulations when issuing final regulations, in which case the Active Banking Exception might not apply to our income and it is possible that we could be treated as a PFIC.
If Inter Platform is a PFIC, and you do not make a mark-to-market election, as described below, you will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us and gain that you recognize on the sale of the Inter Platform Class A Common Shares or the Inter Platform BDRs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period you hold Inter Platform Class A Common Shares or Inter Platform BDRs.
“Excess distributions” (generally, any distributions that you receive in a taxable year that are greater than 125 percent of the average annual distributions that you have received in the preceding three taxable years, or your holding period, if shorter), including gain that you recognize on the sale of the Inter Platform Class A Common Shares or the Inter Platform BDRs. Under these rules (a) the excess distribution or gain will be allocated ratably over your holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year.
Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of the Inter Platform Class A Common Shares or the Inter Platform BDRs at death.
If a non-U.S. corporation is a PFIC for any taxable year that a U.S. Holder holds its shares (or BDRs), the non-U.S. corporation will continue to be treated as a PFIC with respect to such U.S. Holder’s investment unless (i) the non-U.S. corporation ceases to be a PFIC and (ii) the U.S. Holder makes a special “purging” election under the PFIC rules.
If Inter Platform is a PFIC and has any direct, and in certain circumstances, indirect subsidiaries that are PFICs (each a “Subsidiary PFIC”), a U.S. Holder will be treated as owning its pro rata share of the stock of each such Subsidiary PFIC and will be subject to the PFIC rules with respect to each such Subsidiary PFIC.
You can avoid the unfavorable rules described in the preceding paragraphs by electing to mark your Inter Platform Class A Common Shares or Inter Platform BDRs to market, provided such shares or BDRs are considered “marketable.” The Inter Platform Class A Common Shares or the Inter Platform BDRs will be marketable if they are regularly traded on certain qualifying U.S. stock exchanges, including the Nasdaq or on a foreign stock exchange that meets certain requirements. If you make this mark-to-market election, you will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of your Inter Platform Class A Common Shares or Inter Platform BDRs at the end of your taxable year over your basis in those shares or BDRs. If at the end of your taxable year, your basis in the Inter Platform Class A Common Shares or the Inter Platform BDRs exceeds their fair market value, you will be entitled to deduct the excess as an ordinary loss, but only to the extent of your net mark-to-market gains from previous years. Your adjusted tax basis in the Inter Platform Class A Common Shares or the Inter Platform BDRs will be adjusted to reflect any income or loss recognized under these rules. In addition, any gain you recognize upon the sale of your Inter Platform Class A Common Shares or the Inter Platform BDRs will be taxed as ordinary income in the year of sale and any loss will be treated as an ordinary loss to the extent of your net mark-to-market gains from previous years.
A mark-to-market election, as described above, cannot generally be made for any Subsidiary PFICs. Consequently, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by Inter Platform that are treated as Subsidiary PFICs for U.S. federal income tax purposes.
The Inter Platform Class A Common Shares or the Inter Platform BDRs, as applicable, will be considered to be regularly traded (i) during the current calendar year if they are traded, other than in de minimis quantities, on at least 1/6 of the days remaining in the quarter in which the offering occurs, and on at least 15 days during each remaining quarter of the calendar year; and (ii) during any other calendar year if they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.
Once made, a mark-to-market election cannot be revoked without the consent of the IRS unless the shares cease to be marketable.
Foreign Financial Asset Reporting
Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.
Foreign Account Tax Compliance Act
Under sections 1471 through 1474 of the U.S. Code, Treasury regulations promulgated thereunder, intergovernmental agreements entered into between the United States and other countries and implementing laws in respect of the foregoing (often referred to as the “Foreign Account Tax Compliance Act” or “FATCA”), investors in the Inter Platform Class A Common Shares or the Inter Platform BDRs may be required to provide substantial information regarding their identities as well of that of their direct and indirect owners and this information may be reported to the IRS or other relevant tax authorities. In addition, it is possible that “passthru payments,” as defined under FATCA, on the Inter Platform Class A Common Shares or the Inter Platform BDRs may be subject to a withholding tax of 30%. Regulations implementing this rule have not yet been adopted or proposed and the IRS has indicated that any such regulations would not be effective for payments made prior to two years after the date on which final regulations on this issue are published. Holders of the Inter Platform Class A Common Shares or the Inter Platform BDRs should consult their own tax advisors to obtain a more detailed explanation of FATCA and to learn how FATCA might affect each holder in its particular circumstances.
Backup Withholding and Information Reporting
Dividends paid on, and proceeds from the sale or other disposition of, the Inter Platform Class A Common Shares or the Inter Platform BDRs to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service in a timely manner.
A holder that is not a U.S. Holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.
Material Brazilian Tax Considerations
The Proposed Transaction
Capital Gains
According to Brazilian tax rules, gains on the disposition of assets located in Brazil by a holder who resides in Brazil (a “Brazilian Holder”) or by a holder deemed to not be domiciled in Brazil for Brazilian tax purposes (a “Non-Brazilian Holder”) are subject to Brazilian taxation.

The Merger of Shares (incorporação de ações) of Banco Inter Common Shares into HoldFin and the subsequent redemption of HoldFin Redeemable Shares may trigger the recognition of gains subject to taxation in Brazil, corresponding to a positive difference between the disposal value of the shares and its respective acquisition cost (basis). The applicable tax rates would depend on the type, domicile and regime of the corresponding holder (such as the special tax regime currently ruled by Resolution No. 4,373/2014), including the liability for collection (and potential withholding of income tax by HoldFin).
The income tax rate applicable to Non-Brazilian Holder generally vary from 15% to 22.5% or may be a flat rate of 25% in case of a Non-Brazilian Holder resident of or domiciled in a “No Taxation or Low Taxation Jurisdiction” (as defined pursuant to Brazilian law). The income tax rate for a Brazilian Holder may vary widely, for example, from 15% to 22.5% for individuals, or 34% for Brazilian companies not qualified as financial institutions. Law N. 13,259/16 currently provides the following rates: (i) 15% for the part of the gain that does not exceed R$5 million, (ii) 17.5% for the part of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the part of the gain that exceeds R$10 million but does not exceed R$30 million and (iv) 22.5% for the part of the gain that exceeds R$30 million.
The Brazilian House of Representatives approved in September 2021 a first bill of Tax Reform. This bill of law is subject to approval by the Brazilian Senate and sanction of the Brazilian President. If the bill of Tax Reform is approved and sanctioned prior to the end of 2021 and the Proposed Transaction is concluded on or after January 1, 2022, the new income tax rules to be in force as of 2022 may require that the redemption of HoldFin Redeemable Shares to be performed based on the market value of the shares, potentially triggering the recognition of taxable capital gains in Brazil.
The terms of the Tax Reform and their impact on Inter Platform and current Banco Inter Shareholders will not be known until the final version of the Tax Reform is approved by Congress and sanctioned by the Brazilian President, if that ever happens.
Due to the complexity of the Proposed Transaction and the detailed analysis and procedures relating to the tax treatment that may apply to Brazilian Holders and Non-Brazilian Holders, including the application of potential tax exemptions, we advise such investors to consult their own lawyers and tax advisors for specific advice regarding their particular situation with respect to the Proposed Transaction.
Due to the complexity of the Proposed Transaction and the detailed analysis and procedures relating to the tax treatment that may apply to Brazilian Holders and Non-Brazilian Holders, including the application of potential tax exemptions, we advise such investors to consult their own lawyers and tax advisors for specific advice regarding their particular situation with respect to the Proposed Transaction.
Discussion of “No Taxation or Low Taxation Jurisdictions”
Brazilian tax rules set forth different concepts of “No Taxation or Low Taxation Jurisdictions” and “privileged tax regimes,” which may impact the tax treatment applicable to Non-Brazilian Holders. Nevertheless, on June 7, 2010, the Brazilian Tax Authorities enacted Normative Ruling No. 1,037, as amended, listing (i) the countries and jurisdictions considered to be “No Taxation or Low Taxation Jurisdictions” and (ii) the privileged tax regimes.
Accordingly, we recommend that prospective investors consult their own tax advisors for a more thorough analysis of whether they could face any possible tax consequences from a potential characterization of a “No Taxation or Low Taxation Jurisdiction” or a “privileged tax regime.”
Investment in Inter Platform Class A Common Shares and Inter Platform BDRs
This section describes the main tax implications in Brazil for holders of Inter Platform Class A Common Shares and Inter Platform BDRs (owned by Brazilian Holders)
Taking into consideration the peculiarities concerning the tax treatment that may apply to Brazilian Holders and Non-Brazilian Holders, we advise such investors to consult their own lawyers and tax advisors for specific advice regarding their particular situation.

Non-Brazilian Holder of Inter Platform Class A Common Shares
Dividends and Other Income
Dividends or other similar income arising from Inter Platform Class A Common Shares and paid by Inter Platform should not be subject to income tax in Brazil when paid in favor of a Non-Brazilian Holder.
Gains
According to Law No. 10,833/03, dated December 29, 2003, gains assessed on the sale or other disposition of assets located in Brazil are generally subject to income tax in Brazil, regardless of whether the sale or disposition is made by a Non-Brazilian Holder, to a resident or person domiciled in Brazil or to a non-resident.
As a general rule, gains realized as a result of a disposition or sale transaction are determined by the positive difference between the amount realized on the disposition or sale of the relevant common shares and their acquisition cost. It is unclear whether the capital gain realized by a Non-Resident Holder on a sale or disposition of shares in Brazil is to be determined in foreign or in local currency (the tax authorities clearly take the position that it has to be determined in local currency, but this position is debatable).
Regardless of potential discussions regarding the indirect sale of Brazilian assets, Inter Platform Class A Common Shares should, in principle, not be treated as an asset located in Brazil and therefore, their disposal should not generate income tax in Brazil.
Brazilian Holder of Inter Platform Class A Common Shares or Inter Platform BDRs
Dividends and Other Income
Dividends or other similar income arising from Inter Platform Class A Common Shares and Inter Platform BDRs earned by Brazilian Holders are subject to income tax in accordance with applicable rules for investments held outside Brazil, including (i) Individuals Income Tax (“IRPF”), at progressive rates up to 27.5%, and (ii) Corporate Income Taxes -Corporate Income Tax (Imposto de Renda Pessoa Jurídica or “IRPJ”) and the Social Contribution on Net Income tax (Contribuição Social Sobre o Lucro Líquido or “CSLL”)- at a combined rate of 34% in the case of Inter Platform Class A Common Shares and Inter Platform BDRs held by legal entities domiciled in Brazil (potential impacts of Brazilian CFC Regime ruled by Law N. 12.973/2014 should be carefully evaluated by this type of investors). In the case of legal entities domiciled in Brazil, dividends or other similar income arising from Class A Common Shares and BDRs may be also subject to taxes on gross revenues (PIS/Cofins) up to a combined rate of 9.25%.
Gains on the sale of Inter Platform Class A Common Shares
Gains assessed by Brazilian Holder deriving from the direct sale of Inter Platform Class A Common Shares are subject, as a general rule, to taxation in Brazil depending on the legal nature of such Brazilian Holder, including (i) IRPF at rates varying from 15% up to 22.5% in case of individuals resident in Brazil (please refer to the exemption rule below), and (ii) IRPJ and CSLL at a combined 34% in case of Inter Platform Class A Common Shares held by legal entities domiciled in Brazil. Depending on the nature of the investment for the legal entity, potential taxes on gross revenue (PIS/Cofins) may also be imposed.
Brazilian tax laws provide that gains deriving from the sale of assets in which the total sale value does not exceed R$35,000.00 in one month are exempted from income taxation. This exemption rule is specifically applicable to sales performed by individual’s resident in Brazil. Brazilian tax authorities issued Consultation Procedure COSIT N. 320/2017 ruling, under a formal and binding approach, that this exemption rule should be applicable to the sale of stocks abroad such as Inter Platform Class A Common Shares.
Gains on the sale of Gains on the sale of Inter Platform BDRs
Gains assessed on the disposal of Inter Platform BDRs are subject to taxation in Brazil. In case of individuals resident in Brazil, the sale of Inter Platform BDRs performed on the Brazilian stock exchange should have the same tax treatment applicable to the sale of stocks, which are subject, as a rule, to income tax imposed at a 15% flat rate (and not progressive rates from 15% to 22,5%) on gains (positive difference between the acquisition cost and disposal price supported by proper and reliable document).
Brazilian legislation is not clear regarding the application of exemptions rules to such transaction performed on the stock exchange such as (i) gains assessed on the sale of Brazilian stocks in which the total sale value does not exceed R$20,000.00 in one month; or (ii) gains deriving from the sale of assets in which the total sale value does not exceed R$35,000.00 in one month. Since the legislation is not clear and due to the lack of specific precedents on the matter, we strongly recommend that each investor consult its own tax advisor regarding this controversy, who can provide specific advice regarding their particular situation on any exemption or peculiarity possibly applicable in disposal of BDRs in Brazil.
If Brazilian Holder decides to dispose BDRs in Brazil and considering that this disposal is carried out on the stock exchange or on the OTC market, this transaction may be subject to withholding tax at a rate of 0.005% on its corresponding disposal amount. In this case, the withholding tax paid can be offset with the income tax.
Gains assessed by legal entities domiciled in Brazil are subject, as rule, to IRPJ/CSLL at a combined 34% rate. taxes on gross revenue (PIS/Cofins) may also be imposed depending on the nature and accounting treatment of recognized revenues.
IOF/FX
Conversions of Brazilian currency into foreign currency and foreign currency into Brazilian currency are subject to a tax on foreign exchange (“IOF/FX”). As a rule, a Brazilian Holder may be subject to IOF/FX currently at a rate of 0.38%, including in the case of currency conversions in connection with the inflow of dividends or proceeds related to the sale of Inter Platform Class A Common Shares. The Brazilian Government is permitted to increase the rate of the IOF/FX at any time, up to 25% of the amount of the foreign exchange transaction. However, any increase in rates may only apply to transactions carried out after this increase in rate and not retroactively.
Other Brazilian Taxes
Brazilian inheritance, gift or succession taxes might apply on the ownership, transfer or disposition of Inter Platform Class A Common Shares by a Brazilian Holder, depending on the rules imposed by certain Brazilian states. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of Inter Platform Class A Common Shares or Inter Platform BDRs.
Offsetting of Taxes Potentially Withheld Abroad
We advise any Brazilian Holder to consult their own lawyers and tax advisors regarding the viability of offsetting Brazil taxes potentially withheld abroad because of the ownership and transactions involving Inter Platform Class A Common Shares and Inter Platform BDRs.

INFORMATION ABOUT INTER PLATFORM
Inter Platform, Inc. is currently a holding company through which the controlling shareholders and certain other Banco Inter Shareholders hold their Banco Inter Shares. As of the date of this prospectus, Inter Platform does not own any assets other than shares of HoldFin, and HoldFin does not hold any assets other than Banco Inter Shares. Neither Inter Platform nor HoldFin has any material liability or contingency. Therefore, the business of Inter Platform and its consolidated subsidiaries is the same as the business of Banco Inter and will remain the same immediately following the Proposed Transaction. Inter Platform was incorporated on January 26, 2021 as an exempted company with limited liability in the Cayman Islands. Inter Platform’s principal executive office is located at Avenida Barbacena, No. 1.219, 22nd floor, Belo Horizonte, Brazil 30190-131.
Upon conclusion of the Proposed Transaction, Inter Platform will have a total issued share capital of up to US$    , divided into up to    common shares. Those common shares will be divided into:
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       Class A Common Shares and           Class B Common Shares, assuming that no former Banco Inter Shareholder elects to receive Cash Redeemable Shares; or

•
       Class A Common Shares and           Class B Common Shares, assuming that former Banco Inter Shareholders elect to receive Cash Redeemable Shares resulting in an aggregate cash payment in the amount of the Cash Redemption Threshold.

Inter Platform Class B Common Shares will be held by Banco Inter controlling shareholders, who have migrated their interest in Banco Inter to Inter Platform.

INFORMATION ABOUT BANCO INTER
For purposes of this section, references to the “Company,” “we,” “us” and “our” refer to Banco Inter and its consolidated subsidiaries.
Overview
We are a fully digital platform offering solutions to our customers’ daily needs. We believe we are one of the main agents in the modernization of the Brazilian financial industry, with a new concept of financial platform in Brazil, offering a portfolio of financial and non-financial products and services, for all types of customers, regardless of age or socio-economic condition.
Our business model seeks to offer the best characteristics of the traditional banking industry and more modern fintechs, which are companies that provide technology used to support or enable banking services. We have significant experience dealing effectively with the broad regulation of the sector and the ability to offer a wide range of financial products. Over the years, we understand that we have gained credibility and customer confidence by always putting them first in the development and evolution of their products, resulting in an offer of personalized and quality financial and non-financial solutions. Our fintech features allow us to have an efficient, agile and scalable business model, with capillarity and great distribution power without high physical structure costs, in addition to high customer attraction, mainly through customer recommendations and social networks. Our platform has evolved from a digital bank and today we see ourselves as a complete innovation ecosystem that aims to facilitate the life of our customers. We understand that our processes involve only what is necessary, eliminating bureaucracies to deliver what our customers need in a practical, adaptable and intuitive way. We offer a growing portfolio of solutions and we focus our strategy in trying to provide the best user experience. We also aim to interconnect our products and services, including loans, financial services and e-commerce, to create cross-selling and up-selling opportunities, as well as improving the engagement of our customers and creating growth and monetization opportunities that are both interdependent and interconnected, while also keeping a low customer acquisition cost.
The growth of our customer-base is supported by strong network effects in our ecosystem, which promotes a virtuous cycle in our customer’s experience.
We offer a wide range of financial and non-financial products and solutions to our customers with the goal of becoming a one-stop shop that fulfills the different needs of all types of customers. Our products and solutions are offered through our app and are split into five interdependent business units: (i) day-to-day banking, (ii) credit, (iii) insurance, (iv) investments, and (v) marketplace.

Our strategy allowed us to deliver solid levels of growth in the last five years and receive positive feedback from our customers. As of June 30, 2021, we reached 12.0 million customers, an increase of 18% and 103% compared to March 31, 2021 and June 30, 2020, respectively. We define customers as the total number of digital checking account holders. In the 12-month period ended June 30, 2021, we also had a GMV of R$2.5 billion in our marketplace. As of March 31, 2021, we had 58 fully-integrated stores in our platform, increased our take rate to 6.1% (from 2.9% in the first quarter of 2020).
Our objective is to increasingly centralize our customers’ various needs, while promoting loyalty within our platform. We believe our recent partnership with StoneCo Ltd (“Stone”), will help us achieve this goal, as we expect it to leverage our opportunities and expand our addressable market offering an omnichannel solution. Stone is a provider of financial technology solutions geared towards merchants and integrated partners to conduct electronic commerce seamlessly across in-store, online, and mobile channels in Brazil. For more information about the opportunities of this partnership, see “―Growth opportunities and strategic evolution―New strategic partnerships” below.
Day-to-day banking
Our retail bank is 100% digital, which simplifies our customers’ day-to-day banking through a wide range of services. We offer accounts for individuals and legal entities, in addition to payments, transfers, withdrawals, cards, PIX, among other services, always aiming for the highest quality. The COVID-19 pandemic served as a stress test of our business model, and we believe that we were resilient even under these adverse conditions. After a period of uncertainty in the beginning of the second quarter of 2020, with a substantial drop in volumes transacted in April and May 2020, we experienced a significant recovery from June 2020 until December 2020. Our Card TPV demonstrates this pattern well. In the first half of 2020, our Card TPV was R$5.7 billion, while for the year of 2020 it was R$18.2 billion. In the first half of 2021, our Card TPV already reached R$17.0 billion, representing an annual growth of 196% in the first half of 2021.
Similarly, the number of new accounts also shows the decline and recovery trend we experienced due to the COVID-19 pandemic. In the first half of 2020, we opened approximately 1.87 million new accounts and in the year of 2020, we opened approximately 4.5 million new accounts, with an average of 25 thousand new accounts per business day in December 2020, representing over 500 thousand new accounts in that month. In the first quarter of 2021, we opened 1.7 million new accounts (an average of 29 thousand accounts per business day in the quarter), an increase of 98.3% compared to the first quarter of 2020. In the second quarter of 2021, we opened 1.9 million new accounts (an average of 30 thousand accounts per business day in the quarter), an increase of 90.6% compared to the second quarter of 2020.

Additionally, due to the restrictive and social distancing measures imposed by governments in response to the COVID-19 pandemic, we observed a shift of demand and consumer preferences as a whole to digital experiences and increased consumer preference for online interactions (e.g. shift of demand from physical to online retail). We believe the pandemic accelerated the digitalization trend that we had already observed before 2020 and, as such, we expect that the consumer behavioral changes in favor of online services will at least in part remain.
Credit
Our credit business unit is focused on secured loans, including loans secured by payroll deductions, real estate and secured receivables. We also have credit card operations, part of which is secured by the customer investments through our platform. Our main strengths in this business unit are what we consider to be a high rate of secured loans and low cost of funding, as well as our experience and know-how. We expect to support our growth in credit cards by providing credit card limits secured by customer investments and with commission revenues from sales at our marketplace. We believe we have a low customer-penetration rate in our other business units, which is an opportunity we believe we can leverage due to the low SELIC rate as of the date of this prospectus. Our customer base has grown significantly in 2020 and in the first six months of 2021, and is currently a relevant source of origination of new credit operations.
In 2020, we launched (i) a new card experience in our app, where the customer can easily manage their invoices and decisions; (ii) a cashback-based loyalty program; and (iii) the investment product (CDB+Limite), a bank deposit certificate (CDB) that can be used as collateral to increase the credit card limit.
Insurance
We operate our insurance business unit through Inter Seguros. We believe our main strengths in this business unit are our in-app’s insurance offerings, our diversified insurance offering, revenue with a long-term profile, our bancasurrence platform, as well as automated and customized user experience through our app. We believe we can grow by leveraging products such as life insurance, health insurance, electronic-devices insurance and extended warranty.
We observed an increase in the penetration of insurance and consórcios in our customer base since 2019. Since the beginning of our partnership with Wiz Soluções e Corretagem de Seguros S.A. (“Wiz”), in the second quarter of 2019, our expertise and know-how in this segment has increased, which positively impacted Inter Seguros revenues. Wiz is an enterprise specialized in setting up and maintaining distribution channels for insurance and financial products. In addition, in August, 2021 we entered into a new commercial partnership with Liberty Seguros S.A. (“Liberty Seguros”) pursuant to which we will sell insurance products of Liberty Seguros in our platform. Also, in May 2021, we and Inter Seguros entered into a commercial partnership with Sompo Seguros S.A. (“Sompo”), part of Grupo Sompo. Through this arrangement, we are able to offer, through our platform, different categories of property insurance within the Brazilian financial residential system (Sistema Financeiro de Habitação), to cover death or permanent disability of the acquirer of the property and to protect the property against physical damage.
As of June 30, 2021, we had 532 thousand active customers in the insurance business unit, representing a growth of 343% when compared to our active customers in the insurance business unit as of June 30, 2020.
Investments
We launched our open investment platform at the end of 2018. As of March 31, 2021, we had more than 1.7 million users in the platform, which represents 14% of our customer base. As of June 30, 2021, we held custody of securities of approximately 425 thousand investors, which corresponds to approximately 11% of the total number of individuals who trade on the Brazilian stock exchange (B3).
With this business unit, we seek not only to increase the monetization for our customer base, but also improve their engagement. We have a platform composed of a variety of investment funds with cashback incentives from various investment managers, fixed income products (offered by us and third parties) and a free online stock trading platform. In the second quarter of 2020, we launched Inter Research, as we believe that content is essential to promote financial education among our customers. This is a tool with research and analysis focused on individual customers and includes a series of reports on macroeconomics, companies, funds and real-estate funds. In August 2020, we launched Win, our wealth management platform, with an exclusive service for customers with investments of more than R$1 million. Win is the combination of planning and portfolio administration, derived from DLM Invista Gestão de Recursos Ltda. (“DLM”), an asset manager we acquired in the first quarter of 2020. In order to broaden access to diversified investments, in May, 2020 we launched a family of investment funds, called Inter Selection, which we believe to be very accessible, allowing investments starting from R$100.
Inter Shop
In November 2019, we launched our Super App, which extends the offer of non-financial products, such as shopping, parking and gift cards, entertainment, leisure, hospitality, travel, health and education, all of them with cashback. The Super App brought improvements to User Experience (“UX”), and User Interface (“UI”), a new account opening process and an approach entirely focused on the customer experience. Our Super App also allows our customers access to all of our financial products and services. The Super App launch marked our first steps as a marketplace.
In the first quarter of 2021, we had a gross merchandise value (“GMV”) in the marketplace of R$774 million, an increase of 531% compared to the second quarter of 2020. On June 30, 2021, we reached a total of 2.1 million distinct customers who made purchases in our marketplace in the last year (i.e. without taking into account multiple purchases by the same person). We also experienced a significant increase in our take rate, which reached 6.1% in the first quarter of 2021, a 3.2 percentage point increase from our take rate of 2.9% in the first quarter of 2020.
On July 7, 2020, we launched Inter Day, a date on which we incentivize special promotions to our customers. Our idea is to create a relevant date for the Brazilian retail related to our marketplace. During Inter Day 2020, our GMV was R$30 million, which corresponded to 26% of the sales volume in July 2020.
Overall, we had a GMV of approximately R$1.2 billion in 2020 through 9.5 million transactions. We believe that the growth potential of the marketplace and our platform is the result of the combination of data, recurrence, means of payment and credit.
In 2021, we grew our marketplace with the acquisition of (i) a 45% stake of Granito, to reach corporate customers and leverage our credit card acquirer operation and (ii) a 70% stake in Duo Gourmet, which consolidates Inter Shop’s loyalty programs in the food vertical, which will now offer online and offline experiences all throughout Brazil. For more information about Granito and Duo Gourmet, see “―Our Subsidiaries and Investees.”
In addition to these initiatives, we expect to capture multiple synergies in our arrangement with Stone, through which we will be able to participate in all of the value chain between buyers and sellers. For more information about this partnership, see “―Growth opportunities and strategic evolution―New strategic partnerships and initiatives.” We expect to connect Stone’s customers to Inter Shop, promoting the digitalization of this customer-base while providing them a fuller omni-channel experience.
Data Intelligence
We believe that a key differentiator of our business model is the quality of our products and services, their capillarity and scalability, which is supported by our rich database and the strong performance of our Customer Relationship Management (“CRM”) area, that allows us to address our customers’ needs in a way that we understand to be assertive, resulting in a high satisfaction rate. Our completely digital and 100% cloud-based operations makes it easier for us to have high penetration and growth power with a light capital structure. The low CAC is supported by organic attraction through recommendations from existing customers, scale gains and operational experience curve.
We believe that access to potential customers through our app and website eliminates geographic barriers, making it easier to grow digital accounts at a reduced cost. In addition, the advanced operations infrastructure gives greater flexibility to handle significant growth in customers and product and service offerings more quickly, at low costs and that we consider secure. We use technology and big-data to better understand customer habits and needs, which allows us to offer customized services and contextualized offerings, with which we seek greater engagement and revenue generation on the basis.
To achieve our results, we are based on important three principles consisting of:
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Digital Platform:   We offer a robust digital platform, accessible by desktop and smartphone that customers can use to access our main products and services. In terms of IT infrastructure, our mobile application uses native encoding and advanced standards of data architecture, encryption, and security algorithms. All of our mobile application’s features are designed to simplify the user’s experience.

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Customer Relationship Management — CRM:   We are a customer-centric company that puts our customers and customer’s experiences at the forefront of all of our decisions. Accordingly, our CRM division works to enhance each user’s experience and promotes the cross-selling of products through highly personalized ad campaigns. Cross-selling is a joint and multidisciplinary task performed by our CRM and Data Intelligence teams. Working in synergy, the teams design a specific ad campaign for each account holder profile, seeking to target our account holders with the right products at the right time.

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Data Intelligence:   We have a dedicated data intelligence sector to support CRM campaigns and marketing activities, which include the development of tools to capture and store customer interactions, as well as the development of platforms to crosscheck and correlate data, which are operated by specialists.

As a result of this infrastructure, we are able to build a profile for each customer based on socioeconomic, geographic and behavioral variables, among others. These insights enable us to conduct activities that are precisely and directly geared towards customer relations and marketing campaigns for account holders.
Growth Opportunities and Strategic Evolution
We believe that our wide range of financial services creates multiple growth opportunities, which we can divide in three main groups: (i) expansion of our current portfolio of services; (ii) expansion of our total addressable market; and (iii) new strategic partnerships and strategic acquisitions.
Expansion of our current portfolio of services
Our value proposition is to offer our customers a complete platform of financial and non-financial services which complement themselves and, consequently benefit from network effects.
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At Inter Shop, we recently launched our food delivery service, Inter Pass (toll tag) and Go Inter (a marketplace for U.S. stores). In the short and medium term, we seek to expand our marketplace to customers who do not hold accounts with us, implement a “buy now, pay later” system, and offer online-to-offline solutions, among others.

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For our credit-related products, in addition to the growth of our portfolio, we want to expand our product offering and elevate their penetration in our customer-base. As such, we intend to focus on expanding our collateral offerings for credit cards and increase our share-of-wallet for our customers, among others.

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For investment products, in addition to our current strengths (wealth management, equity research team, home-broker, etc.), we intend to expand our retail liquidity provider (“RLP”) and derivative offerings and expand the benefits we offer to our investor communities, among others. RLP is a form of securities transaction in which brokerage houses, investment banks, multiple banks or another investors acts as a counterparty to their retail clients’ buy and sell orders.

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For insurance products, we intend to continue our growth through recently-launched products (such as life insurance, health insurance, mobile and electronic insurance, extended warranty, etc.) and through expanding our customer-base and entering into new strategic partnerships.

Expansion of our total addressable market
In addition to new products and services, we plan to start operating in new markets. Among the main initiatives, we intend to operate on a global scale, expand our services to non-account-holders (through our marketplace and Intercel, for instance) and invest into expanding our presence in the B2B, solutions market. Intercel is the name of the feature in our app through which we offer cellphone plans in partnership with a telecom company.
In opening our markeplace to non-account-holders, we see a great opportunity to attract new customers to our platform, as well as improve our download conversion rate at a slightly lower CAC. In April 2021, for instance, our app had about 2 million downloads and we opened around 627 thousand new accounts. Both these figures reinforce our belief in the opportunity we have to reach more customers through an easy-to-use app and to make them Inter account-holders.

Source:   Inter
New strategic partnerships and strategic acquisitions
We have established a number of strategic partnerships to expand the product offering, and we will continue to seek opportunities to enter into new partnerships in the future.
We have established commercial partnerships with Liberty Seguros, Icatu and Sompo for the sale of insurance and capitalization bonds, with Bamaq, for the sale of cars, motorcycles and real estate consortia, Epay for the sale of mobile phone recharges, GreenPass for parking fees and highway toll tags, through our app and Vtex for building the Marketplace end-to-end platform.
In June 2019, we entered into an Operational Agreement with Wiz to create a relevant digital channel for the distribution of Brazilian insurance. Wiz has a 40% stake in our subsidiary Inter Seguros, and, as a result, Inter Seguros has gained access to a large base of customers. Wiz is an enterprise focused on the distribution of insurance and financial products. In 2019, Inter Seguros launched a number of new insurance arrangements, the result of the partnership with Wiz: (i) dental plan, (ii) auto insurance against third parties, (iii) residential insurance with assistance for home-related services such as plumbing and (iv) quiet family, a bundle of insurance products and complementary services such as discounts at drug stores, as well as advanced with bancassurance products such as protected credit (bundle of insurance products related to loss of employment capacity such as unemployment and permanent disability insurance) and super habitational (a bundle of different residential insurance products).
On January 20, 2020, we acquired a 70% stake in Matriz Participações S.A., the controlling shareholder of DLM, an asset manager. Matriz’s name was later changed to Inter Asset Holding S.A., and DLM later became Inter Asset Gestão de Recursos Ltda. We believe that, with this acquisition, we will be able to explore and develop existing synergies with our investment products. Considering our experience in the market, we believe that Inter Asset will contribute to our wealth and asset management operations.
In March 2020, we entered into a new 10-year strategic agreement with MasterCard. This agreement provides for MasterCard exclusivity in the cards we issue and reinforces the long-term partnership between us, which we believe will allow for economies of scale. This agreement also provides us with financial incentives that we intend to invest in our card and payment operations.
May 2021 we entered into an investment agreement with Stone, a NASDAQ-listed technology company, through which Stone agreed to make an investment of up to R$2.5 billion in us. This investment was consummated in the context of our follow-on offering concluded in June 2021. In the context of the Stone Investment Agreement, we and Stone expect to begin discussions about potential business opportunities that we can develop together to create a platform that connects buyers and sellers, boosting SKU offering by leveraging technology, distribution and user experience from both companies. These potential opportunities include, as examples: (i) connecting Stone’s customers to Inter Shop, promoting the digitalization of their customer-base and providing our customers with a broader omni-channel experience; (ii) digitalize the payment process experience for our customers and Stone’s customers; (iii) explore cross-selling opportunities of credit and payment products; and (iv) leverage our funding capacity to enhance Stone’s working capital loan products, as well as offer our customers other fixed-rate investment opportunities.
Stone is a provider of financial technology solutions geared towards merchants and integrated partners to conduct electronic commerce seamlessly across in-store, online, and mobile channels in Brazil. We believe that Stone may become a relevant commercial partner in growing our services, in addition to developing together a digital solution ecosystem to provide complete financial solutions to retail businesses, as well as allowing them to reach a large customer-base. We believe this platform will become a strong sales channel for the retailers, which will allow us to increase our take rates.

Source:   Inter
In addition, we also expect to have other value-generating opportunities, such as: (i) connecting the retailers from Linx, S.A. (“Linx”), to Inter Shop, promoting digitalization and an omni-channel experience; (ii) integrated payment experience for our customers with Stone’s corporate customers; (iii) cross-selling among shared customer-bases; and (iv) extend the offering of our credit products to Stone’s customers, while offering our customer fixed return investment opportunities (through an investment in receivable funds).
Linx is a part of Stone’s group and a cloud-based technology company that develops and provides affordable, easy-to-use, reliable and integrated software solutions to retailers.

Value Generation
We seek to offer an increasingly complete platform and are constantly adding products and services to our ecosystem. In February 2020, we added end-to-end functionality in our marketplace, through which the entire purchase experience is fully integrated in our app. In April 2020, we launched our insurance platform. In May 2020, we launched Intercel 1.0, the name of the feature through which we offer third-party cellphone plans to our customers. In July 2020, we launched a checking account product focused at children. In August 2020, we launched the Shell Box, a cashback feature for purchase of automobile combustibles. In October 2020, we launched Inter Travel, a platform to purchase airline tickets with cashback incentives. In November 2020, we launched the “CDB+Limite” program, which offers an alternative for our account holders to increase their credit limits whilst decreasing our risk by offering secured credit.
In 2021, we started to explore “consumer finance 2.0” in our platform, allowing our clients to choose between more credit limit or cashback on their purchases in our marketplace. We also launched three new services in 2021 through Inter Shop: (i) a learning platform with more than 3,000 online courses integrated to the app; (ii) Inter Pass (a toll tag, with access to more than 420 toll booths in Brazil); and (iii) started operations in the U.S. by offering cashback on purchases made with our commercial partners through the “Go Inter” website.
In 2021 we also made several improvements on our investment-related products and services. New products and services available in the App, such as Inter Track (for monitoring the history and performance of shares traded through our online stock trading platform); Tryd and HB Pro (investment tools with annual, half-yearly and monthly plans); Tesouro Direto (with investment and redemption integrated into the App); Content platform (with market-relevant reports and information available directly on the App); Variable Income brokerage notes (directly accessible from the app); Investment community (with new functionalities) and B3 operating limit (display integrated in the App).
We completed the year 2020 with an NPS of 81 points, among active customers. In June 2021, our NPS was 84 points. We also had a score of 7.7 and 8.0 out of 10 on ReclameAqui (a Brazilian customer service rating platform) as of December 2020 and June 2021, respectively.
The combination of significant growth in our customer base, the operation of a complete ecosystem and the constant product supply evolution can be extremely complex. However, when we look at our business model, we believe that there is a simple formula to represent it: the sustainable growth of the customer base is the promoter for the growth of both service revenues and financial intermediation revenues. On the one hand, our service revenues are highly correlated to the number of customers. On the other hand, the reduction in the cost of funding is a lever for the growth of the credit portfolio. The result of this formula is a very positive trend for growth of our profitability, since the growth of revenues has an exponential component.

In this way, our business model is summarized well by the following formula:
In addition, our digital platform provides an asset-light business model with no expenses with operating branches and decreased staffing, while allowing for scalability and broad territorial reach. Thus, in the three-month period ended March 31, 2021, the Cost to Serve (“CTS”), measured by operating, administrative, and personnel expenses for the number of digital accounts, operational expenditure (“Opex”), per customer, was approximately R$122.30 per customer, a reduction of about 16.5% over the same period of 2020, when the same indicator was approximately R$146.51 per customer. This reduction is due to gains from scale and the experience curve made possible by the digital business model and exponential growth of our customer base.
In addition to increasing the base of digital customers, we aim to offer products and services in an assertive manner for each customer profile. We believe that operating under a fully digital platform and having an advanced data analysis model allows us to understand our customers’ financial and behavioral habits and understand their needs, so that we offer tailored and targeted solutions for each customer profile. This allows us to increase fundraising, monetization and cross selling opportunities.
Sustainable Revolution
We believe that our business model is eco-efficient and innovative and provides for eco-efficient alternative that is not achieved by traditional business models. Our operation is not based on branches and, as such, our lower dependency on physical structure demands much less paper, water, energy and has a lower greenhouse gas emission (“GHG”). In addition, significant growth in our customer base has been achieved without the need to build any branch or datacenter.
In 2019, we created our corporate sustainability department, which has the purpose of evaluating our sustainability practices and our capacity to achieve our sustainable goals. This department is the core of our Environmental Social, and Governance criteria (“ESG”), practices and, in addition to developing its own projects, assists our other departments in mitigating risks and leveraging sustainability opportunities. In order to meet the demands and possibilities of the financial market, we adapted the ESG concept to our business model, considering governance as a foundation and including the financial perspective in our pillars. The following are our “FASG” (Portuguese acronym for financial, environmental, social and governance) pillars of action:

We have followed the role of the evolution of the banking sector in society toward a more sustainable future. Thus, we propose to participate actively in the United Nations’ (“UN”), global compliance movement. In 2020, we became signatories to the Global Compact Brazil, an organization that coordinates the Agenda’s corporate search actions.
We pursue all 17 Sustainable Development Goals (“SDGs”), and their 169 associated goals. We have found 14 SDGs more closely linked to our activities, 4 of which are our main focus: reduction of inequalities (SDG 10); humane labor and economic growth (SDG 8); industry, innovation and infrastructure (SDG 9); and responsible consumption and production (SDG 12). Such priorities allow us to better evaluate our activities and how the way we operate can help Brazil to meet its sustainability targets by 2030.
Together with our four focus SDGs, we guide our sustainability strategy by using the material themes raised in our last Stakeholder Consultation. These are split between our Financial, Environmental, Social and Governance (“FASG”) pillars. In our financial pillar, we have economic development, financial inclusion, innovation and business and customer experience. In our environmental pillar, we have Conscious Consumption and Renewable Energy. In our social pillar: Financial Education. Finally, in our governance pillar we have Integrity, Digital Security and Organizational Culture.
These themes are linked to our strategic guidelines and we aim to integrate them in our products, projects and processes. To make this possible we have turned our attention to our organizational culture and integrate our FESG pillars in our strategic and operational levels. To ensure that the improvement of our organization culture reaching all our hierarchical levels, we are interviewing our managers and listening to suggestions from the participants of our Sustainability group (established in December 2020 to identify improvement in the work-routine of our employees and suggest pragmatic solutions).
With the COVID-19 pandemic, emergency care has become a fundamental issue concerning the future of the planet and humanity for us, shifting our focus to our Social Pillar. However, our Environmental Pillar, which tackles issues regarding climate change, has maintained its importance.
We believe that our digital DNA has greatly favored adaptation to the new context of the pandemic. In addition to rapidly adapting to work remotely, and without changing our relationship with our customers, we continued opening new accounts, which, in our view, results from our offering of complete, digital, free solutions, which are also integrated and inclusive. With a lean physical structure, digital products and services and remote service, we believe that we can adapt our operation smoothly, so that we advocate that the pandemic has validated the simplicity and security of our business model.
Favorable Regulatory Market and Framework
We understand that Brazil has demonstrated in recent years to be open to a revolution in banking services. The country has a population of more than 210 million and one of the ten largest economies in the world, measured by the gross domestic product (“GDP”). The Brazilian economy began a recovery in

2018, with a 1.1% GDP increase in 2018. Recovery was sustained in 2019, registering a 1.1% growth in GDP according to the IBGE, data, totaling R$7.3 trillion. Due to the uncertainties arising from the effects of COVID-19 and its effects on economic activities, the Brazilian GDP decreased by 4.1% in 2020. We believe that the established digital model is more resilient to crises and has brought important benefits to provide support in uncertain times. The reason for this belief is that our established digital model provides us with flexibility to adapt to changing conditions during a period of crisis, as we do not have high fixed costs nor immobilized assets and we are able to quickly expand and reach new customers without significant investments.
Since the cost of maintaining a full network of physical branches in a country with such large territorial extension as Brazil is extremely high, traditional banking institutions have higher fixed costs, less ability to change their cost structure (due to their immobilized assets) in periods of crisis and require substantial investments to expand, both with respect to the actual cost of additional infrastructure as well as the complexity and additional costs of establishing local operations. In comparison, our business model focuses on digital interaction with our customers and allows us to, among others: (i) access a larger customer base at modest marginal cost due to our use of digital channels, (ii) access younger populations, which tend not be served by the traditional banking system, (iii) have a lower cost of physical infrastructure as we do not rely on physical branches, and (iv) have lower funding costs due to our ability to raise capital via digital channels. We have observed that some traditional banking institutions in Brazil are increasing their digital capabilities and moving their customers from physical branches to digital channels. However, despite these investments, the number of bank branches in Brazil has not decreased significantly (only 5.4% in 2020, according to FEBRABAN, which we believe is due to the high cost of closing branches. See “Risk Factors―Risks Relating to our Business―The digital banking segment in Brazil is in its early years and is highly competitive, and we may be unable to maintain our market positioning.”
Our established digital model further benefits us as we are already ahead in regards to the accelerating digitalization trends because we already operate digitally and thus do not need to make substantial investments in creating or developing customer-facing technology. The technology adoption rate and Brazilian banking dynamics are market characteristics that we believe are ideal for our value proposition. According to FEBRABAN data, the number of mobile banking transactions increased from 1.6 billion to 31.3 billion between 2013 and 2018, equivalent to a growth of 1.856%. We believe that our digital banking model puts us in a unique position to benefit from these market characteristics. As such, without need to have local physical structure, we can be present in more than 99% of all Brazilian municipalities (100% of municipalities with more than 50 thousand inhabitants), allowing us to reach that many more customers.
While banking penetration in Brazil, measured by loans in relation to GDP, is high among other Latin American countries, the penetration rate is still low when compared to developed countries. We believe that the Brazilian financial system is developed, but there is still ample room to grow. Another striking feature of the Brazilian banking sector is the high concentration: the five largest banks in Brazil held, in 2019, 81.0% of the total assets as compared to 81.2% and 82.6% in 2018 and 2017, respectively, according to data from the Bank’s Banking Economy Report.
Smartphone penetration in Brazil has grown significantly in recent years. According to data from the 30th Annual Information Technology Administration and Use Survey in companies, in 2019 there were approximately 230 million smartphones in use, more than one smartphone per inhabitant, which offers great growth potential for our main product, the digital account. According to data from the FEBRABAN Banking Technology Survey in 2019, 6.5 million accounts were opened by mobile Banking, while 3.9 million were opened in 2018. In 2019, 94 million customers used mobile banking, growth of 34% compared to 2018. Of these, 35.8 million were considered heavy users of mobile banking in 2019, compared to 26.5 million in 2018, 35% growth showing that digital channel engagement has grown faster and higher than account growth. Heavy users are considered those who perform at least 80% of their transactions digitally.
In addition, the Central Bank has established a set of regulatory measures known as “Agenda BC+” (replaced by the “Agenda BC#” agenda), which encourages a more competitive banking scenario with the objective of promoting access to lower-cost services for customers, which we believe can positively impact our business.

Our Subsidiaries and Key Investees
Inter Seguros
Inter Seguros operates in various types of insurance brokerage through a specialized and structured team to serve several business sectors, including, but not limited to: corporate insurance, digital insurance and bank insurance. We have a 60% equity stake in Inter Seguros. The remaining 40% is held by Wiz.
Inter Seguros’ main focus is on the commercialization of insurance through our digital platform, offering the sale of insurance in support of the real estate and corporate business as agent, in addition to the other branches of insurance commercialized through the mobile application and internet banking.
Among the types of insurance marketed by Inter Seguros are: travel insurance, personal accidents, self, travel, residential, condominium, business, guarantee of contractual obligations, aeronautics, marine hulls, D&O (Directors and Officers), lenders, RCT-RC (Civil liability of Road Transport Cargo), civil liability, engineering risks, health, Professional liability, various risks, transportation, lives in groups and financial protection for consignment, Dental Plan, Auto Insurance against third parties, quiet Residence and quiet Family and bancassurance products such as Protected Credit and Super housing.
Inter DTVM
Inter DTVM is a securities distributor and funds administrator, established in August 2013, accredited by CVM, which allows us and our subsidiaries to operate a digital platform in the investment market. Central Bank authorized Inter DTVM to operate as a distributor of securities on November 20, 2013, having effectively started operations on the same date.
In addition to our own securities, Inter DTVM provides its customers with access to the stock exchange and derivative assets markets, fixed income of other issuers and investment and social security funds, always approved by what we consider to be a careful evaluation. Operating as funds administrator, Inter DTVM also manages internal investment funds of the group, as well as provides these services to other institutions of the national financial market.
At the end of 2014, Inter DTVM offered its clients a portfolio of fixed income distribution and third-party funds. In 2015, its clients gained access to the Brazilian Stock Exchange (B3) and Tesouro Direto markets. In 2017, Inter DTVM began to work in the coordination, structuring and distribution of public offerings and in the fiduciary administration of investment funds. In 2018, Inter DTVM launched an open investment platform with products issued by Banco Inter, as well as third-parties, including investment funds, private pension plans with 100% digital user experience, public offerings and a free online stock trading platform. In 2019, Inter DTVM launched three new real estate investments funds listed on B3.
Inter DTVM’s goal is to support the investor, offering products according to each profile, and the main activities of Inter DTVM are fiduciary management, asset management, distribution of investment products, controlling, custody, bookkeeping, and public offerings.
Inter Asset (formerly DLM)
Inter Asset is an asset manager that operates with investment funds, private wealth management, managing investment funds and private pension plans. Inter Asset’s purpose is to manage (i) securities portfolios and resources for third parties; and (ii) investment funds in general in the financial and securities market. We indirectly hold approximately 70% of Inter Asset through Asset Holding (formerly Matriz).
Inter Shop
Inter Shop’s objectives includes, among other activities, sales promotion of non-financial products and services through partnerships available in our app. The sales experience and connection with our commercial partners occurs in three ways: (i) Gift Cards, (ii) Affiliates and (iii) End-to-end. The first is the sale of prepaid cards from physical stores and/or online within the Inter application, for their use in the partner store’s purchasing environment. In the second partnership model, Inter’s customer searches the e-commerce app in which you want to make a purchase, and when you progress through the process, you are redirected to the site of the selected store (in an environment outside the bank application). The latter model involves building the entire customer purchase experience within the Inter application.
The Central Bank authorized the establishment of Inter Shop as a subsidiary of Inter on October 29, 2019.
Granito
On March 5, 2021, we acquired a 45% equity stake in Granito, a company that operates in the card acquirer segment, developing products customized to its customers. Our investment in Granito is part of our strategy of acquiring or investing in innovative companies with a technology focus. Granito operates as a credit card acquirer, developing customized products for its customers, which enhances the experience of corporate account holders who will have access to a wider range of products and services. We hold a 45% equity stake in Granito, which was approved by the Central Bank on February 5, 2021.
Meu Acerto
On February 12, 2021, we acquired a 60% equity stake in Meu Acerto. Meu Acerto operates using a “winback” model, which comprises the core of our customer retention strategy. This acquisition also enhances our upsell capabilities, which we believe brings a relevant competitive advantage not only to us. Meu Acerto’s founders (who are also Meu Acerto’s executives) hold the remainder of Meu Acerto’s capital stock.
Duo Gourmet
On May 13, 2021, we acquired a 70% equity stake in Duo Gourmet, which provides a benefit program via mobile application for consumers and restaurants through the brand Duo Gourmet. With this transaction, Duo Gourmet’s operation will be developed within Inter Shop by Duo Gourmet’s founders. Duo Gourmet’s platform is already an established loyalty program that has a network of over 500 restaurant-partners in 13 cities spread across 10 different States in Brazil. We believe that this investment strengthens our value proposition to our customers and helps to consolidate Inter Shop’s food vertical, which will offer online and offline experiences throughout Brazil.
We hold a 70% equity stake in Duo Gourmet and its founders (who are also Duo Gourmet’s executives) hold the remainder of Duo Gourmet’s capital stock.
IM Designs
On July 1, 2021, we acquired a 50% equity stake in IM Designs. IM Designs is a company specialized in the development of new technologies and immersive tools which use 3D technology to develop project to visualize environments with virtual reality, augmented reality and mixed reality. IM Designs also has a partnership with Autodesk®, a provider of engineering and architecture software, through which IM Designs is part of Autodesk’s® beta-tester group.
We will start investing in new technologies to transform the user experience of our ecosystem and maintain what we believe to be the cutting-edge positioning of our app.
Corporate Structure
The following diagram sets forth the subsidiaries and investees of Banco Inter as of the date of this prospectus. For information about the companies which control Banco Inter, see “The Proposed Transaction.”

Sales and Marketing
We conduct our sales and marketing efforts (which are unified for each of our operating segments) primarily through our digital channels — our mobile application, internet banking platform, through our other virtual service channels and, more recently, through our home broker product offering.
Our internet banking platform and mobile application are exclusively digital channels, through which customers can securely and conveniently access financial products and banking services, such as monitoring account transactions, making and scheduling payments and transfers, investing, verifying checking credit card information and purchasing insurance, among others.
We also have a digital platform where customers consult with advisors who are specialists in the products that we offer, including but not limited to financial services, insurance and investments. In addition, we offer exclusive channels to “private” and “corporate” institutional customers to facilitate their acquisition of banking services, insurance or investment products. We have 36 offices strategically located in seven regions throughout Brazil designed to support our personal real estate lending operations, since this market is dependent on regional expertise and presence.
We began the expansion of our real estate lending business through the use of spaces in co-working environments to improve profitability and mobility.
In addition, we also have 15 offices that are responsible for supporting our corporate lending operations. These offices are located in the cities of Balneário Camboriú, Rio de Janeiro, Belo Horizonte, Brasília, Campinas, Curitiba, Fortaleza, Goiânia, Marília, Mogi das Cruzes, Porto Alegre, Rio De Janeiro, Salvador, São Paulo and Vitória.
Risk Management
The risk management model that we have adopted involves a framework comprising senior and executive committees from various departments. We seek to ensure that our compliance policy is current and adheres to the highest international standards.
We adopt internal controls to monitor the effectiveness of our procedures and to detect and prevent fraud and other similar conducts. These activities are performed in conjunction by our board of directors, our governance, operational risk and corporate integrity committee, our assets, liabilities and liquidity committee, the audit committee and the Compliance Department.
Within our organizational structure, the committees report directly to our board of directors, our board of executive officers reports to the committees and commissions and to our board of directors, and our compliance department reports to our board of executive officers, our board of directors and to our committees and commissions.
Competition
The financial and banking services market in Brazil is highly competitive. As of December 31, 2020, there were 137 service banks offering commercial banking, retail banking, investment banking and other services, 20 commercial banks and several financial institutions offering brokerage services, leasing, deposits, savings, insurance, foreign exchange, and fintechs which are increasingly prevalent in Brazil.
Although there are a large number of institutions, the financial services market in Brazil is heavily concentrated. Despite this market characteristic, we have significant market positioning, differentiating ourselves from our competitors in each of our operating segments, such as:
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Banking Segment:   In our banking segment, we face competition from financial institutions such as the digital banks Nubank, Original, Agibank, Next, Neon and C6; as well as Bradesco, Itaú, Santander, Banco do Brasil and Caixa Econômica Federal, which are considered traditional banks. We believe that we provide an alternative to traditional banking in Brazil through the use of our free digital account, which has grown significantly over the years.

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Securities Segment:   In the securities segment, our main competitors are XP, Órama, Guide, EasyInvest and Sofis. We believe that we are able to compete effectively as a result of our investment platform based on products carefully selected and approved by Inter DTVM and offered through our free digital account. Easy access to a diverse range of products, including fixed income, securities and investment funds offered by us and third parties has proven beneficial in increasing our customer base in recent years.
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Insurance Brokerage Segment:   In our insurance brokerage segment, Wiz was considered our primary competitor in Brazil. In 2019, Wiz acquired a stake in Inter Seguros.

Seasonality
Our financial and operating results are not subject to significant seasonal variations in any of our operating segments, except for Inter Shop, which experiences increased volume in the holiday season, Black Friday and other similar periods. However, due to our wide range of customers in each of our operating segments, which operate in every sector of the economy, and also due to the specific nature of some of our products and services (such as payroll loans), which are subject to the effects of the payment of the 13th salary (a mandatory extra salary payment), an increase or decrease in government taxes and unforeseen changes in the rules and/or macroeconomic conditions in the industries of our customers, our business could be impacted by the seasonal effects experienced by our customers at certain times of the year, or as a result of certain market circumstances.
Information Technology
IT is an essential component of our business’s sustainable growth. For this reason, we have been continuously developing our IT framework to increase efficiency and reduce operational risks in all of our business processes.
Suppliers and Strategic Partners
Our employees responsible for the procurement or contracting of goods and services are required to obtain quotes from at least three suppliers when possible. We continuously procure suppliers in order to ensure greater competitiveness through better prices and opportunities. We may become dependent on a supplier as a result of exclusivity contracts entered into with that supplier or as a result of supplier providing unique or strategic services.
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We have also entered into a strategic business relationship in 2017 with Icatu for the sale of pension products for a minimum period of six years, subject to productivity goals over a ten-year period, profit sharing and an exclusivity provision we granted Icatu in regard to pension products.

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We have Amazon Web Services (AWS) as an important supplier for our operations since 2018.

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We have entered into a commercial partnership with Liberty Seguros in relation to our insurance products. Pursuant to our agreement with Liberty Seguros, we may exclusively sell certain agreed-upon insurance products which are offered by Liberty Seguros, except pension insurance. In addition, Liberty Seguros has a preemptive right to market other insurance products to our customers. If, however, Liberty Seguros does not exercise its preemptive right, we may partner with other insurance companies for the sale of such products.

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We have a strategic business relationship with AutBank to provide data processing services for the entirety of our operational processes, including the processing of transactions made by our customers through our mobile application.

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We have a strategic business relationship with Bamaq for the sale of consortium shares with mutual exclusivity regarding the consortium products in Bamaq’s portfolio as of the date of the agreement, and with preference for us to extend our exclusivity to the sale of shares of new consortiums products.

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With the launch of our marketplace, we entered into partnerships with (i) Vtex and (ii) Zanox, to create our sales platform, both in the form of affiliates and end-to-end partnership.

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In March 2020, we entered into a new strategic incentive agreement with MasterCard. The partnership will last for 10 (ten) years and provides for the exclusivity of the MasterCard banner in our cards and will allow us to obtain greater gains in scale and efficiency, in addition to financial incentives.

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In May 2020, we launched Intercel, in a partnership with Surf Telecon, to offer telephone plans. Inter Seguros and Liberty Seguros also renewed the terms of the insurance product exclusivity model at Inter branches, a partnership originally signed in 2017 to offer insurance solutions in a digital environment.

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In October 2020, we launched Inter Travel, a feature to sell airline tickets through our app, in partnership with Ancoradouro (the product of a commercial partnership between Wooba, Pichionni and Inter).

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In December 2020, we began our partnership with Vivo (a telecom company) for our Intercel product, which was transitioned from Surf Telecom.

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In January 2021, we began a partnership with Learncafe to offer online courses through our app. We offer free online courses on a variety of subjects, such as languages, gastronomy and business administration.

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In May 2021, we entered into a business arrangement with Sompo, through which we will offer certain property insurance in our app. Our agreement with Sompo does not provide for any exclusivity. For more information, see “Information about Banco Inter―Insurance.”

Environmental policy
We are cognizant of our responsibility and ability to influence local development in a sustainable manner, and therefore operate in accordance with environmental, state and/or federal legislation. In April 2015, our board of directors approved our Social and Environmental Responsibility Policy, which contains guidelines governing our operations and our relationship with our customers, suppliers and employees in relation to social and environmental matters.
In order to enter into any type of relationship with us and/or our subsidiaries, corporate customers, suppliers and service providers approved to engage in “restricted” activities must sign an “Acknowledgment of Socio-Environmental Responsibility” as part of our Social and Environmental Responsibility Policy, which also sets guidelines for our employees, officers, members of committees and members of our board of directors.
Our Social Responsibility Initiatives
We seek to foster the social and cultural development of the communities with which we interact in the course of our operations. Accordingly, although we have not implemented a formal policy for the sponsorship and support of social, cultural or sports’ projects, we constantly assess projects and initiatives that aim to strengthen our relationship with the community and promote the development of mutual principles.
In this assessment, we also take into consideration important factors such as the financial and reputational impact of our name as part of a certain project, including, but not limited to, tax benefits. In 2020, 2019 and 2018, expenses incurred for these projects were R$55.4 million, R$40.2 million and R$29.3 million, respectively.
Intellectual Property
In Brazil, ownership of trademarks is evidenced only through a validly approved registration with the INPI, the agency responsible for registering trademarks and patents in Brazil. After registration, the owner is assured exclusive use of the trademark throughout Brazil for a period of ten years, renewable for successive periods. During the registration process, the person filing for trademark registration merely has an expectation of the right to use the trademarks applied for to identify its products or services specifically in the requested class.
As of the date of this prospectus, we own rights to 22 trademarks registered with the INPI. In addition, we have filed requests for the registration of 26 other trademarks. Following the initial filings, our request to register the trademark “Inter DTVM” was opposed on July 31, 2018. After administrative proceedings, the request was ultimately denied. We refiled the requests on December 22 and December 29, 2020. As of the date of this prospectus, this request was pending.

While our request to register the trademark “Inter” was opposed on three occasions (once on August 11, 2017 and twice on August 25, 2017). Our response to these opposition motions were rejected by the INPI on September 18, 2018. We filed appeals against these decisions on October 30, 2018, and these appeals are currently under review by the INPI.
Following the initial filings, our request to register the trademark “Banco Inter” was opposed on two occasions (August 11, 2017 and August 25, 2017). Our response to these opposition motions were rejected by the INPI on September 18, 2018. We filed appeals against these decisions on October 30, 2018, and these appeals were denied. We filed new requests for the trademark “Inter Bank,” which, currently, have not been opposed.
In addition, we own a variety of domain names through NIC.Br, the Brazilian entity responsible for the registration of domain names in Brazil. Our domain names include “bancointer.com.br,” “tarifometro.com.br,” “imoveisinter.com.br,” “guiadocredito.com.br,” and “contacomagente.com.br,” each of which are valid and in full force.
While we are unable to quantify the impact of a loss of our rights to our intellectual property, any such loss may restrict our ability to use such intellectual property and other financial and/or operation losses, including as a direct result of the loss of customers and damage to our image and reputation.
Our History
We were founded in September 1994 by MRV Engenharia S.A. (“MRV Engenharia”), to initially act as a loan, finance and investment company under the name Intermedium Crédito, Financiamento e Investimento S.A. (“Intermedium Financeira”). Intermedium Financeira specialized in providing credit for the purchase of goods, services and working capital. The Central Bank authorized our operations in January 1995 and we initiated our loan and financing operations that year, providing personal loans, working capital loans, Direct Consumer Credit (Crédito Direto ao Consumidor) to storeowners and direct consumer credit for companies to onlend to their customers.
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In February 2008, we were authorized by the Central Bank to convert into a full service bank and began to offer commercial banking services (through corporate lending), credit, financing and investment services (through payroll loans to individuals), and real estate financing (through real estate loans for individuals and companies). We also changed our name to Banco Intermedium S.A.

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In June 2017, our shareholders approved a change in our brand and our name, from Banco Intermedium S.A. to Banco Inter S.A.

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In April 2018, we completed our initial public offering in Brazil, which resulted in the sale of 39,024,392 of our preferred shares at a price per preferred share of R$18.50, resulting in aggregate proceeds of R$656 million, of which R$541 million in proceeds was allocated to us in connection with the primary offering.

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In May 2019, we sold 40% of our subsidiary Inter Seguros’ equity capital to Wiz. With this investment, Inter Seguros consolidated our digital platform comprising more than two million customers and Wiz’s expertise in the management of insurance distribution channels and banking services, resulting in the creation of a significant insurance distribution channel in Brazil.

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In July 2019, we raised R$1.2 billion in a follow-on offering. The offer consisted of the primary distribution of 31,200,000 common shares and 62,400,000 preferred shares, at a unit value of R$13.13. The follow-on offering also resulted in an investment by a significant investor, the SoftBank Latin America Fund, an investor in technology companies, such as Rappi and Kavak, which now owns approximately 15% of our capital stock

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In October 2019, Inter Shop received authorization to operate as a subsidiary from the Central Bank. The purpose of Marketplace is, among other activities, to offer non-financial products and services through three types of commercial partnerships, available on our app: (i) Gift Cards, (ii) Affiliates and (iii) End-to-end. For more information about these commercial partnerships, see “— Our Operations — Non-financial Services.” The first consists of the sale of prepaid cards from physical and/or online stores within our application, for later use in the shopping environment of the partner store. In the second partnership model, the bank’s customer searches the app for the e-commerce in which they want to make a purchase and, when advancing in the process, is redirected to the selected store’s website (in an environment outside the bank’s application). The latter model involves building the customer’s entire shopping experience within the bank application.
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In November 2019, we launched our Super App, through which we increase the offering of financial and non-financial products and services, with a new approach entirely focused on our customers’ experience. The new app combined UX and UI improvements, seeking to broaden cross-selling and sales conversion, with new revenue prospects, such as take rate from partner stores, enabling us to maximize monetization from our customers. In less than two months of the launch, we totaled more than R$676 million in transactions in our Marketplace, which counts on end-to-end, affiliate and gift cards arrangements.

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Also in 2019, the project of the Inter credit card processor was initiated with the aim of controlling the whole process and having more freedom to innovate in the field of cards. Using the VisionPlus Software, the Inter card processor is the first processor in the world to operate 100% in the cloud, enabling a high degree of scalability for payments. As of March 2021, all of our cards have been operating on the internal processor.

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In January 2020, we acquired 70% of the equity interests in Matriz, a holding company of DLM, which operates in asset management through high-income customer funds and portfolios and in the management of private investment and welfare funds. The acquisition will enable us to explore and develop existing synergies with our investment platform. In April, 2021, Matriz’s general shareholders meeting approved changing its name to Asset Holding S.A.

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In March 2020, we entered into a new 10-year strategic incentive agreement with MasterCard. The agreement foresees the exclusivity of the MasterCard brand in the issuance of cards by us, reinforces the long-term relationship among the companies and will allow us to obtain greater gains in scale and efficiency, in addition to financial incentives, which may be invested in our cards and means of payment area.

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In May 2020, we launched Intercel, through which we started offering cellphone plans. This product aimed to open a new revenue source and increase customer loyalty. In that same month, we also launched our protection platform, which offers Inter Seguro’s products automatically and already customized to the customer’s profile.

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In June 2020, we launched Inter Wealth Management (Win), focused on wealth management to customers with more than R$1 million invested.

•
In August 2020, we entered into a new commercial partnership with Liberty Seguros, which renewed the exclusivity model in our insurance products.

•
In September 2020, we raised approximately R$1.2 billion in an equity follow-on offering for M&As that complement our business model and operations.

•
In November 2020, we launched a new type of fixed income investment, CDB+Limite, a bank deposit certificate (CDB) that can secure credit card limit increase, which allows us to provide collateralized consumer finance.

•
In February 2021, we acquired a 60%-equity interest in Meu Acerto. This acquisition aims to accelerate the evolution of our “winback” model (that is, a strategy to bring the customer back), which comprises the pillars of our customer retention strategy. This acquisition also enhances our upsell capabilities, which we believe brings a relevant competitive advantage not only to us, but also for several players that operate in the digital market. Meu Acerto is the first and only winback platform in the Brazilian market. Meu Acerto has been operating since 2017 and has a portfolio of customers from the financial and telecommunications markets.

•
In March 2021, we acquired a 45% equity stake of Granito. This deal is part of our strategy to acquire new technology-based companies with an innovative profile. Founded in 2015, Granito operates in the payment capture sector, developing customized products for its customers.

•
In May 2021, we approved a business arrangement between us, Inter Seguros and Sompo, part of Grupo Sompo and one of the 400 largest enterprises in the world, according to Forbes, in terms of combined criteria of assets, market value, sales and profits. Through this arrangement, we will be able to offer, through our platform, different categories of property insurance within the Brazilian financial residential system (Sistema Financeiro de Habitação), to cover death or permanent disability of the acquirer of the property and to protect property against physical damage.

•
Also in May 2021, we acquired the control of Duo Gourmet, which provides a benefit program via mobile application for consumers and restaurants through the brand Duo Gourmet. We believe this new investment strengthens the value proposition to the customer and consolidates Inter Shop’s food vertical, which will have on and off-line experiences all over Brazil.

•
In June 2020, we raised R$5.410 billion in an equity follow on offering, part of which was due to the investment of Stone. See “―Growth opportunities and strategic evolution―New strategic partnerships.”

•
In July 2021, we acquired a 50% equity interest in IM Designs. With this acquisition, we will invest in new technologies that can transform the customer experience (UX and UI) in our ecosystem and seek to maintain the cutting-edge positioning of our app.

Employees
The table below sets forth the number of employees by geographic location as of the dates indicated:
	As of December 31,
	2020	2019	2018
South East	1,900	1,458	975
South	12	11	11
North East	19	39	14
North	―	4	—
Midwest	21	26	9
Total	1,952	1,538	1,009
The table below sets forth the number of our employees by activity as of the dates indicated:
	As of December 31,
	2020	2019	2018
Front Office	410	336	583
Back Office	1,542	1,202	426
Total	1,952	1,538	1,009
The table below sets forth the number of our outsourced employees by geographic location as of the dates indicated:
	As of December 31,
	2020	2019	2018
South East	136	93	146
South	4	0	0
North East	1	0	0
Midwest	1	0	0
Total	142	93	146
The table below sets forth the number of our outsourced employees by activity as of the dates indicated:

	As of December 31,
	2020	2019	2018
Administrative Services	37	44	68
Technology	105	49	78
Total	142	93	146
The table below sets forth our employee turnover, calculated as the total number of dismissals and resignations divided by the total number of our direct employees, for the periods indicated:
	As of December 31,
	2020	2019	2018
Staff turnover ratio	3.44%	3.03%	4.27%
Between 2018 and 2020, our employee headcount increased 71% primarily due to our expansion strategy and organic growth. During the same period, we also saw a significant increase in the number of digital account holders.
Employee Unions
All of our employees throughout Brazil are covered by collective bargaining agreements that guarantee certain rights that are in addition to those granted by labor legislation. Our relationship with the unions that represent our employees is based on the ideals of partnership, respect and transparency, with the aim of aligning the guidelines and working conditions of our employees.
In the three-year period ended December 31, 2020, we did not experience any work stoppages as a result of strikes and/or other employee demonstrations.
Employee Compensation
We have adopted a compensation policy that we believe is aligned with our organizational structure, as well as consistent with the practices adopted by the other financial institutions. Employees are eligible for salary increases on an annual basis, as well as bonuses used to recognize employee performance. We have also instituted a profit sharing program for our employees, in addition to a profit sharing program based on specific performance targets and the attainment of our institutional goals.
Our employees are also eligible to receive stock options under our stock option plan, subject to the approval of our Board of Directors. For additional information regarding our stock option plan, see “Inter Platform — Management — Long-Term Incentive Plan.”
Employee Benefits
We offer our employees benefits set forth in the collective bargaining agreements entered into with employee unions, as well as additional benefits, which include health insurance, dental insurance, educational scholarships and group life insurance.
Legal and Administrative Proceedings
We are subject to civil, labor and tax claims, including legal and administrative proceedings arising in the ordinary course of our business, for which we recorded provisions in the total aggregate amount of R$20.6 million as of December 31, 2020.
We record provisions in our balance sheet for losses arising from litigation in accordance with IAS 37 — Provision for Contingent Liabilities and Contingent Assets. We record a provision based on the best estimate of the amount required to settle the related liabilities as of the date of our applicable financial statements. To this end, with respect to civil and tax proceedings, we take into consideration our legal proceedings precedents as well as the evolution of jurisprudence, with due regard to applicable laws and regulations. With respect to labor proceedings, whenever the lower court renders a decision that is unfavorable to us, a detailed assessment of the claimed damages is made, and we record a provision based on a calculation of the claimed damages.
The following table shows the aggregate amount of the provision established for probable losses in respect of our tax, labor and civil proceedings:
Provisions as of December 31, 2020
(in millions of R$)
Tax proceedings	1.0
Labor proceedings	3.2
Civil proceedings	16.4
Total	20.6
Tax Proceedings
As of December 31, 2020, we had R$1.0 million in provisions for tax proceedings for which our chance of loss has been deemed probable by our management and our external legal counsel. We are also party to other tax proceedings for which our risk of loss has been estimated as possible by our management and our external legal counsel.
On August 30, 2013, we received a tax assessment from the Brazilian Federal Revenue Service (Receita Federal do Brasil) to collect corporate income taxes (Imposto de Renda Pessoa Jurídica — IRPJ) and the social contribution on net profit (Contribuição Social Sobre o Lucro Líquido — CSLL), plus penalties and interest in arrears, relating to fiscal years 2008 and 2009. We have challanged this tax assessment at the admnistrative level. Eleven of our shareholders have been deemed jointly liable and filed special appeals on this topic. As of December 31, 2020, this proceeding involved an aggregate amount of R$53.3 million.
We are involved in multiple administrative and judicial proceedings relating to payments of COFINS in different fiscal years from 1999 to 2014. COFINS is a federal social contribution calculated over our revenues. These proceedings include tax assessments and tax collection proceedings brought by federal tax authorities against us for principal, interest and penalties (which may reach up to 75% of the principal amount), based on allegations of deficiencies in our payments of COFINS, as well as challenges to tax credits we used to set off certain payments. In most of these cases, the tax authorities claim COFINS payments over our financial revenues, which we believe to be unconstitutional and illegal. We have challenged these proceedings at the administrative and judicial level, and these proceedings are in different stages. In order to suspend tax collection proceedings while we challenge the merits of the collection, we are required to provide guarantee, insurance or post bond to secure the final payment. As of December 31, 2020, the aggregate amounts involved in these proceedings was R$118.6 million, and a total amount of R$55 million was secured by insurance policies. For additional information, see Note 23d. to the Audited Financial Statements.
Labor Proceedings
As of the date of this prospectus, we are not party to any labor proceeding that when considered individually is material to us. With respect to labor proceedings when considered in the aggregate, as of December 31, 2020, we are party to multiple labor lawsuits involving an aggregate amount of R$9.7 million (equivalent to the total amount sought by plaintiffs in these proceedings), most of which related to third-party service provider claims seeking recognition of employment status, employee overtime and equal pay claims. As of December 31, 2020, we had provisions in the amount of R$3.7 million for labor proceedings for which our chance of loss has been deemed probable by our management and our external legal counsel.
Civil Proceedings
As of the date of this prospectus, we are not party to any civil proceeding that when considered individually is material to us. With respect to civil proceedings when considered in the aggregate, as of

December 31, 2020, we are party to approximately 7,800 civil proceedings brought by customers, involving an aggregate amount of R$404.7 million, most of which related to our payroll products, including our Payroll Card, and, to a lesser extent, our real estate credit portfolio, our digital account and multiple card.
As of December 31, 2020, we are party to 110 individual proceedings relating to our former correspondent broker Filadelfia (further described below), of which 23 our joint liability was recognized and 10 that our joint liability was not recognized, but are still in appeal. 77 proceedings are still to be judged.
Public Civil Actions
In addition to the Filadelphia Civil Public Action further described below, we are a defendant in five other public civil public actions involving an aggregate of R$102 million as of December 31, 2020 (taking into consideration the liability of co-defendant financial institutions and without taking into consideration our entry into potential settlement agreements that could reduce our liability). These civil public actions relate to: (1) employing allegedly abusive tactics in connection with the failure to provide information relating to outstanding balances for the early settlement of customer indebtedness; (2) the alleged unlawful collection of amounts designated as “legal, judicial or extrajudicial fees,” “expenses incurred for administrative collections and summons of the debtor, including collection fees and legal fees” and “legal fees and collection costs”; (3) the alleged violation of the rights of retirees and pensioners as a result of onerous indebtedness incurred by them through us; (4) the alleged unlawful charging of fees for “third party service fees/reimbursements” in our lending agreements; (5) the alleged failure to provide services due to instability and interruption of customer access to the app; and (6) alleged abusive practice in connection with payroll loan credit cards offered to retirees in the State of Rio Grande do Sul, which allededgdly were not aware of the payroll loan characteristic of the card.
Filadelphia Civil Public Action
We are a party to a public civil action seeking to avoid all payroll loans se granted to customers, in transactions intermediated by Filadelphia Empréstimos Consignados Ltda. (“Filadephia”). Filadelphia was a correspondent broker of payroll loans for us from March 20, 2008 to February 1, 2012, and for some other financial institutions. Filadelphia persuaded borrowers to enter into payroll loans and invest the proceeds of the amounts borrowed through Filadelphia. Filadelphia promissed to repay the amounts invested at interest rates that were higher than those paid under the payroll loans. Repayments of amounts invested were directly deposited into the borrowers’ accounts. In 2011, the Brazilian Federal Police determined that Filadelphia had been conducting a Ponzi scheme and suspended the deposits. As a result, the alleged victims sued Filadephia and, in certain instances, us. While in certain of these proceedings the presiding judge has determined that we were culpable for having selected Filadelphia as a correspondent broker, we were not involved in and did we have any knowledge of Filadelphia’s illegal practices. Also, we did not interfere with the allocation of customer funds after they were deposited in customer accounts. Our defense that we were not involved in the alleged illegal activities is corroborated by statements made by the competent authorities examining the investment scheme, confirming that we did not engage in criminal conduct and exempting us from criminal responsibility. We terminated our relationship with Filadelphia the day after the Brazilian federal police initiated their operation. The aggregate amount involved in this legal proceeding as of December 31, 2020 was R$10 thousand.
Settlement Agreements
As of the date of this prospectus, we had entered into the following Settlement Agreements (Termos de Ajustamento de Conduta):
•
Settlement Agreement entered into with the Public Prosecutor’s Office of the Federal District and Territories (“MPDFT”). In May 2018, we were the victim of an internal extortion attempt by an individual who at the time had authorized access to our systems. Following the unsuccessful extortion attempt, the individual in question published without authorization information relating to our customers at the time. The unauthorized publication of this information resulted in a civil public action for collective moral damages brought against us by the MPDFT. In connection with this proceeding we paid R$1.5 million in collective moral damages as a result of the unauthorized publication of data, of which R$1,000,000 were allocated to the Fund for the Defense of Diffuse

Rights of the Ministry of Justice and Security; and R$500,000, by means of a judicial deposit, until January 30, 2019, for destination to the following charity institution that was jointly appointed by the parties, Institução Divina Providência.
•
Settlement Agreement entered into with the Public Defender of the State of Rio de Janeiro and the Public Prosecutor’s Office of Rio de Janeiro due to an alleged failure to transfer payroll loan installment payments and the reporting of payroll borrowers to credit agencies;

•
Settlement Agreement entered into with the Consumer Protection Agency of the Municipality of Feira de Santana arising from (1) alleged customer difficulties encountered in obtaining receipts for the early payment of credit liabilities in the Municipality of Feira de Santana that interfered with the payment of such liabilities on the scheduled payment date and (2) the alleged unlawful collection of transaction fees; and

•
Settlement Agreement entered into with the Labor Public Prosecutor’s Office of the State of Minas Gerais due to our alleged outsourcing activities in the year 2011, when outsourcing was prohibited under Brazilian law. We were required not to hire services related to our core business on a non-eventual basis through persons, corporations or cooperatives. We were also required to maintain a registry and record the employment booklet of all of our employees, pursuant to Brazilian labor law. Non-compliance subjected us to daily fines of R$200 per irregular employee until their regularization.

Capital Expenditures
Our principal capital expenditures are made in developing our digital platform. For more information, see “Management Discussion and Analysis―Capital Expenditures.”
Property Plant and Equipment
In addition to our corporate headquarters, we maintain 15 offices that are responsible for supporting our corporate lending operations. These offices are located in the cities of Balneário Camboriú, Rio de Janeiro, Belo Horizonte, Brasília, Campinas, Curitiba, Fortaleza, Goiânia, Marília, Mogi das Cruzes, Porto Alegre, Rio De Janeiro, Salvador, São Paulo and Vitória. All of our offices and corporate headquarters are leased. We do not have any material immobilized asset.
Additional Information
Banco Inter is incorporated as a corporation (sociedade por ações) in the Federative Republic of Brazil. Banco Inter’s common shares, preferred shares and units (comprising two preferred shares and one common share) are listed on B3’s Nível 2 segment under the symbols “BIDI3,” “BIDI4” and “BIDI11,” respectively. Banco Inter’s shares and units have not been subject to any significant trading suspensions in the prior three years. Its principal executive office is located at Avenida Barbacena, No. 1.219, 22nd floor, Belo Horizonte — MG, Brazil 30190-131. Its investor relations office can be reached at ri@bancointer.com.br and its website address is ri.bancointer.com.br. The information contained on, or accessible through, such website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus. See “Summary of Consolidated Financial Information and Other Data.”

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
Set forth below are the unaudited pro forma condensed consolidated statements of income for the nine months ended September 30, 2021 and for the year ended December 31, 2020, and the unaudited pro forma condensed balance sheet as of September 30, 2021.
The unaudited interim pro forma condensed consolidated statement of income for the year ended December 31, 2020 is based on the historical audited annual financial statements of Banco Inter, appearing elsewhere in this prospectus and gives effect to: (i) imputed interest on the financing of the cash redemptions and (ii) estimated transaction costs.
The unaudited interim pro forma condensed consolidated statement of income for the nine months ended September 30, 2021 is based on the historical unaudited interim consolidated financial statements of Inter Platform, appearing elsewhere in this prospectus and gives effect to: (i) imputed interest on the financing of the cash redemptions; (ii) estimated transaction costs; (iii) the elimination of the allocation of profit (loss) to non-controlling interests, as a result of the completion of the Proposed Transaction and (iv) earnings per share based on the number of outstanding shares of Inter Platform following the conclusion of the Proposed Transaction in two scenarios: (a) assuming that no former Banco Inter Shareholder elects to receive Cash Redeemable Shares or exercises their Withdrawal Right and (b) assuming that former Banco Inter Shareholders elect to receive Cash Redeemable Shares resulting in an aggregate cash payment in the amount of the Cash Redemption Threshold (while no Banco Inter shareholder will elect to exercise their Withdrawal Right).
The unaudited pro forma condensed balance sheet as of September 30, 2021 is based on the historical unaudited interim consolidated financial statements of Inter Platform, appearing elsewhere in this prospectus* and gives effect to two different scenarios: (i) a scenario in which no former Banco Inter Shareholder elects to receive Cash Redeemable Shares or exercises their Withdrawal Right, in which case pro forma financial information will only show the elimination of the non-controlling interest equity line item, and (ii) a scenario in which former Banco Inter Shareholders elect to receive Cash Redeemable Shares resulting in an aggregate cash payment in the amount of the Cash Redemption Threshold (while no Banco Inter Shareholder will elect to exercise their Withdrawal Right), in which case, in addition to the elimination of the non-controlling interest equity line item, pro forma financial information will show (a) cash payment in the amount of the Cash Redemption Threshold to former Banco Inter Shareholder elects to receive Cash Redeemable Shares and (b) {the disbursement of a debt financing obtained from     }{the receipt of proceeds of the issuance of notes convertible into Class A Common Shares} in the amount equivalent to the Cash Redemption Threshold.
Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma condensed consolidated financial information.
* Pro forma financial information to be included by amendment
On the Closing Date and assuming that former Banco Inter Shareholders elect to receive Cash Redeemable Shares resulting in an aggregate cash payment in the amount of the Cash Redemption Threshold (while no Banco Inter shareholder will elect to exercise their Withdrawal Right), our book value per share will be R$    per share. {To fund the Cash Redemption, Inter Platform has obtained financing convertible into Class A Common Shares at the price of R$    per share within     years from    , as further described in    . If the convertible financing mentioned above was fully converted on the Closing Date, our book value per share would be R$    per share, assuming that former Banco Inter Shareholders elect to receive Cash Redeemable Shares resulting in an aggregate cash payment in the amount of the Cash Redemption Threshold (while no Banco Inter shareholder will elect to exercise their Withdrawal Right).}

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion of our financial condition and results of operations should be read together with the Audited Financial Statements and the notes thereto, included elsewhere in this prospectus, as well as the financial information presented under “Presentation of Financial and Other Information” and “Summary Consolidated Financial Information and Other Data.”
This section contains discussions regarding estimates and forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those discussed in these estimates and forward-looking statements as a result of various factors, including, without limitation, those described under “Forward-Looking Statements” and “Risk Factors.”
Overview
We are a fully digital platform offering solutions to our customers’ daily needs. The genesis of our mobile solution seeks to provide customers with a fully digital day-to-day banking mobile app. The success of our foundational product allowed us to experience a very rapid growth in our client base, from 1.5 million active users as of December 31, 2018, to over 4.1 million as of December 31, 2019 and to approximately 12.0 million as of June 30, 2021. Dating back to our early days, our strategy has always been to provide customers with a differentiated value proposition, via a highly scalable technology stack, in which we would be able to add additional functionalities over time. Today we think of our app ecosystem as helping our customers in five highly synergistic core verticals: (i) day-to-day banking, (ii) credit, (iii) insurance, (iv) investments, and (v) marketplace.
Our results of operations are affected by the factors described below.
The Brazilian Macroeconomic Environment
As a financial institution that operates entirely in Brazil, our results of operations, cash flow and financial condition are affected by general economic conditions in Brazil, particularly by Brazil’s economic growth. The following table sets forth selected economic indicators for the periods indicated:
	As of and for the year ended December 31,
	2020	2019	2018
GDP growth (reduction)	(4.1)%	1.1%	1.1%
Inflation (IGP-M)(1)	23.1%	7.3%	7.6%
Inflation (IPCA)(2)	4.5%	4.3%	3.7%
Interbank rate – CDI(3)	2.7%	6.0%	6.4%
TJLP (average)(4)	4.9%	6.2%	7.0%
Exchange rate at the end of the period per US$1.00	R$5.196	R$4.031	R$3.875
Average exchange rate per US$1.00	R$5.154	R$3.946	R$3.6656

Sources:   IBGE, Central Bank, CETIP and FGV.
(1)
The IGP-M is the general market price index calculated by FGV (accumulated during each period).

(2)
The IPCA is a consumer price index calculated by the IBGE (accumulated during each period).

(3)
The CDI rate refers to the average overnight interbank loan rates in Brazil, annualized as of the last day of the corresponding period (using year to date accumulated rate).

(4)
The long-term interest rate (Taxa de Juros de Longo Prazo) (“TJLP”) is the rate applicable to long-term loans by the Brazilian Development Bank (Banco Nacional de Desenvolvimento Economico e Social) (“BNDES”). TJLP contains an inflation factor and is determined quarterly. The figures correspond to the average of the period indicated.

A reduction or slow growth of the Brazilian GDP and unemployment in Brazil have a direct impact on the purchasing power of the Brazilian population and in the labor market, directly influencing the demand for our services. In 2020, the Brazilian GDP decreased 4.1%, and increased 1.1% in 2019 and in 2018. The unemployment rate was 13.2%, 11.0% and 11.6%, respectively, in 2020, 2019 and 2018. The growth of the Brazilian economy in 2018 was below market expectations, mainly due to a combination of political uncertainties, the strike of truck drivers and the international scenario. In 2019, there was low increase in Brazil’s GDP, which suggested the beginning of a recovery of the demand in the country. However, in 2020, due to the unstable oil prices and mainly due to the COVID-19 pandemic, there was a contraction of the Brazilian economy and also of most countries in the world. As a result of the decrease in Brazilian GDP in 2020 and high unemployment rates, mainly due to the COVID pandemic and worsening in labor market, internal household consumption decreased 5.5% in 2020, compared to a 7.7% increase in 2019 according to IBGE.
Inflation, interest rates and availability of credit
A significant portion of our income, expenses, assets and liabilities are directly impacted by interest rates, and our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and government monetary policies.
•
Inflation rates in Brazil measured by IPCA were 4.5%, 4.3% and 3.8%, and the inflation rates in Brazil measured by the IGP-M index were 23.1%, 7.3 and 7.5%, for the years ended December 31, 2020, 2019 and 2018, respectively.

•
The Brazilian Interbank rate - CDI was 2.8%, 5.9% and 6.4% as of December 31, 2020, 2019 and 2018, respectively. As of the same dates, the TJLP, was 4.8%, 6.2% and 6.7%, respectively.

An increase in inflation may adversely impact our portfolio and restrict the availability of credit and the consumer demand for credit. Inflation also adversely affects our personnel and other administrative expenses that are directly or indirectly tied to inflation indexes. Increases in interest rates may adversely affect us by reducing the demand for our credit and investment products, increasing funding costs and increasing in the risk of default by our customers. A sudden decrease in interest rates may affect the gross return of our loan portfolio. Our real estate loans, which represented 46.5% of our average loan portfolio in 2020 (calculated based on quarterly averages), are mostly comprised of floating rate loans.
Increases in interest rates, inflation indexes and other index coupons may adversely affect the result of investments that are not indexed to the aforementioned indices. This type of exposure can adversely affect the performance of our portfolios that are mismatched to the indices. A mismatch in a portfolio can decrease the spread that we earn relative to the fixed lending portfolio.
The profitability of credit transactions depends on our capacity obtain funding at competitive rates. An increase in market interest rates in Brazil could increase our cost of funding, particularly the cost of term deposits, thus reducing the spread earned on our credit portfolio.
COVID 19
We believe that our 2020 results were not materially affected by COVID-19 pandemic, as our operations are mostly digital and restrictive measures and consumer behavior relating to the pandemic had the effect of shifting demand from traditional physical businesses (brick and mortar businesses) to businesses which provide fully-digital products and services, like ours. Below is a summary of the impacts of COVID-19 pandemic in our business in 2020.
•
We experienced a slight increase in our non-performing loans over 90 days due in the first and second quarter of 2020 (represented 4.6% and 4.2% of our total loan portfolio, respectively) and a subsequent recovery in the following periods. In the first and second quarter of 2021, non-performing loans over 90 days due represented 2.6% and 2.8% of our total loan portfolio.

•
During the first half of 2020, we renegotiated approximately 5 thousand mortgage loan contracts with an aggregate value of R$1.27 billion.

•
There was a significant drop in volumes transacted in our credit cards between April and May 2020 and a significant recovery from June 2020 until December 2020. In the first half of 2020, our Card TPV was R$5.7 billion, while in the year of 2020 it was R$18.2 billion. In the first half of 2021, our Card TPV was already R$17.0 billion, representing an annual growth of 196% in the first half of 2021.

•
In the first half of 2020, we opened approximately 1.87 million new accounts and in the year of 2020, we opened approximately 4.5 million new accounts, with an average of 25 thousand new accounts per business day in December 2020, representing over 500 thousand new accounts in that month. In the first quarter of 2021, we opened 1.7 million new accounts (an average of 29 thousand accounts per business day in the quarter), an increase of 98.3% compared to the first quarter of 2020. In the second quarter of 2021, we opened 1.9 million new accounts (an average of 30 thousand accounts per business day in the quarter), an increase of 90.6% compared to the second quarter of 2020.

•
In the first quarter of 2020, to aid our customers in the beginning of the COVID-19 pandemic, we temporarily (i) increased the payment period for credit card bills for the elderly and account holders with a credit limit of up to R$4 thousand without charging interest or fines, (ii) increased limit of free transactions (both wire transfers and bank slips) from 100 to 200 and offer 90 days zero rate prepayment of receivables for our business account holders, and (iii) doubled cashback for 60 days at our marketplace and gift cards. These measures did not have any material impact in our results.

•
We believe the pandemic accelerated the digitalization trend that we had already observed even before 2020 and, as such, we expect that the consumer behavioral changes in favor of online services will at least in part remain. As one of the main drivers of post-pandemic growth, we expect to continue investing in digital sales. This pattern can be seen from our R$774 million GMV in the second quarter of 2021, an increase of 531% compared to the same period of 2020.

As a result of progress in the vaccination of the population in Brazil, particularly in the third quarter of 2021, the contamination and death rates have reduced significantly in the second half of 2021.
Number of accountholders and our ability to cross-sell:
Our growth and profitability relies on our ability to not only expand each of our core verticals individually, but also generate and leverage the synergies between the verticals to create more value to our customers and, consequently, increase customer retention and cross-sell. We have built our app with the goal of providing our customers easy access to all of our financial and non-financial product and service offerings. One example of our synergistic strategy is how we incentivize our customers to build their investment portfolios within our ecosystem.
Currently, most of our products and services are offered only to accountholders. The growth of our accountholder base directly expands the number of people we can reach with our financial and non-financial products through our app.
•
In 2020, we opened approximately 4.5 million new accounts. In the first and second quarters of 2021, we opened an average of 29 thousand and 30 thousand new accounts per business day, respectively. We believe this growth is driven by our investment in technology, focus on improving user experience and availability of our product portfolio, which increases the value a consumer can extract from having an account with us.

•
To improve our ability to cross-sell and to deliver more value to our customers, we believe it is important for us to continuously launch new products, improve our existing products and establish new commercial partnerships. For more information about the evolution of our service and product portfolio, see “Information About Banco Inter — Our History.” As a result of these and other efforts, we were able to continuously grow our CSI. In the first and second quarter of 2021, our CSI was 3.21 and 3.37, respectively, compared to 2.73 and 2.75 in the first and second quarter of 2020.

•
As of June 30, 2021, we have reached the mark of more than 1.7 million users of our investments products, which represents 14% of our customer base as of the same date and an increase of 120% compared to June 30, 2020. We have been able to continuously expand our AUC as well, as of the end of the second quarter of 2021, our AUC was near R$60 billion, a 140% increase compared to the same date of 2020.

•
The volume of bancassurance (insurance sold using a bank’s distribution channels) premiums is directly correlated to the bank’s customer base. This means that our insurance vertical benefits from our ability to grow our banking operations, as well as the growing penetration of bank accounts within the Brazilian population, which has been increasing according to data from the Central Bank of Brazil and FEBRABAN. Our insurance vertical has been growing rapidly. During the second quarter of 2020, we shifted the focus of our insurance vertical from corporate insurance policies to individual insurance policies, on which brokerage margins are higher. As a result of this shift, we experienced a small decline in the aggregate insurance premiums we intermediated in the first half of 2020 to R$22.4 million in the second quarter of 2020 from R$24.2 million in the first quarter of 2020. Since then, we have been able to increase both the aggregate value of the insurance premiums we intermediate (R$36.2 million in the second quarter of 2021, a 62.2% increase compared to the same period of 2020) and the number of insurance contracts entered into through our platform (530 thousand in the second quarter of 2021, a 342.5% increase compared to the same period of 2020).
Reserve and lending requirements
The requirements set by the Brazilian Central Bank for reserves and credit has a significant impact on the operational results of the financial institutions in Brazil. Increases or decreases in such requirements may have an impact on our operational results by limiting or expanding the amounts available for commercial credit transactions. We believe that, considering the current regulation, we have enough assets to operate without significant constraints from reserve and lending requirements. As of March 31 and June 30, 2021, compulsory deposits represented 7.4% and 4.9% of our total assets, respectively. As of June 30, 2021, our capital adequacy ratio was 19.6%, significantly above the minimum requirements of 9.25% (until April 2021), 9.6% (between April and September 2021) and 10.0% (as of October 1, 2021). We have historically been able to maintain our capital adequacy ratio above the minimum threshold by acquiring funds through equity offerings.
International Expansion
Currently, our operations are all concentrated in Brazil, but we plan to expand our operations internationally. As part of this strategy, in August 2021 we submitted a proposal for the acquisition of 100% of the share capital of USEND. See “Summary of Inter — Our Business Model — Recent Strategic Developments — Potential Acquisition of USEND.” We also expect to make investments to expand our marketplace internationally, both to offer our existing customers purchase option outside Brazil and to reach new customers outside abroad. See “Risk Factors — Risks Relating to our Business — We may be unable to identify, complete, integrate or obtain the benefits of past and future acquisitions.”
Critical Accounting Policies
Our consolidated financial statements are prepared in accordance with IFRS issued by the International Accounting Standards Board (IASB). In preparing our financial statements, we employ our judgment and make estimates and assumptions to calculate amounts recognized as assets, liabilities, income and expenses. If we are required to evaluate new and more complex issues, we may be required to conduct further studies, which could result in the recognition of amounts that deviate significantly from those previously estimated. Any such significant deviation may occur in the event of changes to initial conditions and assumptions. We believe that the following critical accounting policies are the ones mostly affected by our significant judgments and estimates in the preparation of our consolidated financial statements.
Financial Assets and Liabilities
Determination of Fair Value
Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.
When available, we determine the fair value of a financial instrument based in prices quoted on an active market for that instrument. A market is recognized as active if quoted prices are readily and regularly available and represent reliable and regular market transactions undertaken in a fair manner between independent parties.

For further financial instruments with no prices quoted on active markets, fair value is determined using valuation techniques, which may include recent transaction prices undertaken between unrelated parties under fair market conditions, reference to the fair value of similar instruments, a discounted cash flow method or option pricing models. The valuation techniques we use include the maximum possible amount of verifiable data widely used by the market, relying as little as possible on specific internal estimates, and incorporate all factors that other market participants consider in determining a trading price which are consistent with widely recognized economic methodologies used by other market participants in pricing those financial instruments. The data used in valuation techniques reasonably represents market expectations and assessments of inherent risk and return factors of the valued financial instrument. We consider valuation techniques used and test them using observable market transaction prices for the same instrument or based on other observable market data.
Measurement of Expected Credit Loss
•
Financial assets:   the loss is measured at the present value of the difference between the contractual cash flows and the cash flows that we expect to receive discounted at the effective rate charged.

•
Loan commitments:   the loss is measured at the present value of the difference between the contractual cash flows that would be payable if the commitment was contracted and the cash flows that we expect to receive.

•
Financial guarantees:   the loss is measured by the difference between the expected payments to repay the counterparty and the amounts that we expect to recover.

At each reporting period, we assess whether the credit risk of a financial asset has increased significantly through reasonable and sustainable information relevant and available without undue cost or effort, including qualitative, quantitative and prospective information. Prospective information is based on macroeconomic scenarios reassessed on a yearly basis or when market conditions so require.
We apply the three-stage approach for measuring the expected credit loss, in which financial assets shift from one stage to another according to changes in credit risk.
An asset will shift stages as its credit risk increases. If, in a subsequent period, the quality of a financial asset improves or the significant increase in previously identified credit risk is reverted, the financial asset may return to stage 1, unless it is a financial asset originated or purchased with credit recovery problems.
Public securities issued by the Brazilian government are considered as low-credit-risk financial assets, pursuant to a study carried out by us.
We assess whether credit risk has significantly increased, on an individual or collective basis. For collective valuation purposes, financial assets are grouped based on shared credit risk characteristics, taking into account the type of instrument, credit risk classifications, the initial recognition date, the remaining term, sector, geographical location of the counterparty and other relevant factors.
Our credit risk and data modeling departments are responsible for defining the methodologies and modeling used to measure the expected loss in credit operations and to assess the evolution of the provision amounts on a recurrent basis.
These departments monitor the trends perceived in the provision for expected credit loss by segment, in addition to establishing an initial understanding of the variables that may trigger changes in provision, PD (probability of default) or LGD (loss given default).
Changes in Accounting Policies
IFRS 16 was issued in January 2016 and supersedes IAS 17 — Leases, IFRIC 4 — Determining whether an Arrangement contains a Lease, SIC-15 — Operating Leases-Incentives and SIC-27 — Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 establishes the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single model in the balance sheet, similar to the recognition of finance leases under IAS 17.

We initially adopted IFRS 16 on January 1, 2019. We adopted IFRS 16 using the modified retrospective approach, where the cumulative effect of the initial application is recognized in the opening balance of retained earnings on January 1, 2019. The comparative information presented for 2018 was not adjusted — that is, they are presented, as previously reported, according to IAS 17 and its related interpretations.
Leases (applicable prior to January 1, 2019)
Prior to January 1, 2019, at the beginning of a contract, we assessed whether it was or contained a lease, according to IFRIC 4 “Complementary aspects of commercial leasing operations.” After January 1, 2019, it is necessary to assess whether a contract is, or contains a, lease, based on the definition of lease. In the transition to IFRS 16, were applied, in relation to the definition of lease, the concept which evaluates which transactions are leases. IFRS 16 was applied only to contracts previously identified as leases.
Contracts that have not been identified as leases in accordance with IAS 17 and IFRIC 4 have not been reassessed for the existence of a lease in accordance with IFRS 16. Therefore, the definition of lease under IFRS 16 was applied only to contracts executed or amended on or after January 1, 2019.
Impact of the adoption of IFRS 16
In the transition to IFRS 16, we recognized additional right-to-use assets and additional lease liabilities. The difference between assets and liabilities found in the opening balance had an impact on our equity as of January 1, 2019 of R$950 thousand. The amounts recorded in the transition are summarized below:
Taxes	As of January 1, 2019
(R$ million)
Right-of-use assets – property rentals	67.9
Right-of-use assets – machinery and equipment	1.5
Lease liabilities	70.5
By measuring lease liabilities on leases classified as operating, we discounted lease payments using our incremental loan rate on January 1, 2019. The weighted average rate applied is 6.74% per year.
As a lessee, we rent several assets, including property, production equipment, and IT equipment. Previously, these leases were classified as operating or financial, based on the assessment of whether the lease would significantly transfer to us all the risks and benefits inherent to the ownership of the underlying asset. According to IFRS 16, the right-to-use assets and lease liabilities are recognized for most of these leases, that is, these leases are recognized in the balance sheet.
At the beginning or amendment of a contract containing a lease component, we allocate the contract installment to each lease component on the basis of its individual price. However, for real estate leases, we chose not to separate non-lease components and to account for the lease and associated non-lease components as a lease component.
(I) Lease classified as operating lease under IAS 17
Previously, we classified the property leases as operating leases in accordance with IAS 17. In the transition, for these leases, the lease liabilities were measured at the present value of the remaining lease payments, discounted at our incremental loan rate on January 1, 2019. Right-of-use assets are measured:
•
by its accounting value as if IFRS 16 had been applied since the start date, discounted using the Bank’s incremental borrowing rate on the date of initial application: we applied this approach to our largest real estate lease; or

•
by a value equal to the lease liability, adjusted for the value of any anticipated or accumulated lease receipts: we applied this approach to all other market leases.

We tested our right-to-use assets for loss by reducing recoverable value on the transition date and concluded that there is no indication that the right-to-use assets present problems of reducing recoverable value.

We used several practical expedients when applying IFRS 16 to leases previously classified as operating leases in accordance with IAS 17. In particular, we:
•
did not recognize assets and liabilities of right of use for leases whose lease term expires within 12 months of the date of initial application;

•
did not recognize user-rights assets and liabilities for low-value asset leases (for example, it equipment);

•
excluded the initial direct costs of measuring the right-to-use asset at the date of initial application; and

•
used subsequent information when determining the term of the lease.

(II) Lease classified as financial leases under IAS 17
We rent several production equipment. These leases were classified as financial leases in accordance with IAS 17. For these financial leases, the book value of the right-to-use asset and the lease liability on January 1, 2019 were determined by the accounting value of the lease asset and the lease liability under IAS 17 immediately before that date.
Our Operating Segments
We report in the following business segments:
•
Banking.   Our banking segment generates substantially all of our results and comprises a variety of banking products and services, including deposits, lending and advances to customers, among others. Each of our products and services are made available through our distribution channels throughout Brazil.

•
Security distribution.   Through our securities segment, we provide services relating to the purchase, sale and custody of securities, portfolio management as well as the establishment, organization and management of investment funds. We derive income in this segment primarily through commissions and management fees we charge investors for the provision of these services.

•
Insurance brokerage.   Through our insurance brokerage segment we offer warranties as well as life, property, auto (including against third-party claims), financial, lost or stolen credit card, dental, travel, credit protection, Super Habitacional, Residencia Tranquila, Familia Tranquila insurance. Income in our insurance brokerage segment derives from commissions that are recognized when it is probable that future economic benefits will flow to Inter Seguros.

•
Marketplace.   In this segment, the provision of services for the sale of goods and/or services is offered through a digital platform for partners. The segment revenues comprise, substantially, the commissions received for the sales and/or provision of these services.

•
Asset Management.   Composed of the operations inherent to the management of the portfolios of funds and other assets (purchase, sale and risk management). Revenue comes mainly from commissions and administration fees charged to investors for providing these services.

Our other activities, which include activities related to billing, data, development and licensing of customizable and non-customizable software, IT, support and other IT-related services, are presented as “other.” We seek to meet the main needs and simplify our customers’ daily lives, both in financial services and in all other segments that are interconnected.
Our banking segment is our most significant segment in terms of both revenue and profit for the period/year, with the exception of 2020, when we reported a loss.
Net Revenue
The table below shows the net revenues of our reportable segments for the years ended December 31, 2020, 2019 and 2018, respectively:

	Year ended December 31,
	2020		2019		2018
	(in millions of R$, except percentages)
Net revenue
Banking	947.9	93.7%	760.4	106.8%	449.3	97.3%
Securities	22.9	2.3%	19.5	2.7%	5.0	1.1%
Insurance brokerage	34.6	3.4%	19.1	2.7%	18.0	3.9%
Marketplace	33.7	3.3%	0.02	0.0%	—	―
Asset Management	13.0	1.3%	0.3	0.0%	—	―
Total Reportable Segments	1,052.1	104.0%	770.2	112.2%	472.2	102.2%
Others	3.3	0.3%	6.4	0.9%	―	―
Adjustments and eliminations(1)	(43.8)	(4.3)%	(64.3)	(9.0)%	(10.4)	(2.3)%
Total	1,011.5	100%	712.2	100%	461.9	100%

(1)
Adjustments and eliminations due to differences in accounting policies applied in the financial information reported by operating segments, which are based on the accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank, and IFRS. For more information, see note 6 to the Audited Financial Statements.

Profit for the Period/Year
The table below shows our profit for the year for our reportable segments for the years ended December 31, 2020, 2019 and 2018, respectively:
	Year ended December 31,
	2020		2019		2018
	(in millions of R$, except percentages)
Profit (loss) for the Period
Banking	(30.5)	(99.3)%	78.9	259.5%	67.7	121.5%
Securities	(2.3)	(7.5)%	7.2	23.7%	1.1	2.0%
Insurance brokerage	29.2	95.1%	11.5	37.8%	11.1	19.9%
Marketplace	16.6	54.1%	(0.1)	(0.3)%	—	—
Asset Management	3.8	12.4%	(0.1)	(0.3)%	—	—
Total Reportable Segments	16.8	54.7%	97.3	320.1%	79.9	143.4%
Others	1.6	5.2%	5.4	17.8%	―	―
Adjustments and eliminations(1)	12.3	40.2%	(72.4)	(238.2)%	(24.2)	(43.4)%
Total	30.7	100%	30.4	100%	55.7	100%

(1)
Adjustments and eliminations due to differences in accounting policies applied in the financial information reported by operating segments, which are based on the accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank, and IFRS. For more information, see note 6 to the Audited Financial Statements.

Composition of Income
The following table sets forth a breakdown of the composition of revenues in the years ended December 31, 2020, 2019 and 2018:
	Year ended December 31,
	2020		2019		2018
	(in millions of R$, except percentages)
Interest income(1)	942.8	93.2%	775.5	108.9%	614.1	133.0%
Interest expenses	(184.3)	(18.2)%	(256.7)	(36.0)%	(216.2)	(46.8)%
Net Interest Income	758.5	75.0%	518.8	72.8%	397.9	86.1%
Revenue from services and commissions(2)	257.1	25.4%	130.5	18.3%	60.5	13.1%
Expenses from services and commissions	(71.6)	(7.1)%	(56.6)	(7.9)%	(38.3)	(8.3)%
Net result from services and commissions	185.5	18.3%	73.8	10.4%	22.2	4.8%
Income from securities(3)	12.1	1.2%	62.5	8.8%	19.7	4.3%
Net gains (losses) from derivatives(3)	(54.4)	(5.4)%	4.2	0.6%	(16.6)	(3.6)%
Other revenues	109.9	10.9%	52.8	7.4%	38.6	8.4%
Revenue	1,011.5	100%	712.2	100%	461.9	100%

(1)
Revenue from loans and financing granted by us and short-term investments in other financial institutions.

(2)
Revenue from fees and commissions, which include commissions, investment fund management fees and others.

(3)
Revenues from hedge operations through interest rate swaps and indexes, aiming to cover exposures in assets and liabilities related to the loan and funding portfolio.

Results of Operations
December 31, 2020 Compared with Year Ended December 31, 2019
The table below sets forth our consolidated income statement for the years indicated.
	For the Year Ended December 31,
	2020	2019	Variation
	(R$ million)
Consolidated Income Statement Data:
Interest income calculated using the effective interest method	942.8	775.5	21.6%
Interest expense	(184.3)	(256.7)	(28.2)%
Net interest income	758.5	518.8	46.2%
Revenues from services and commissions	257.1	130.5	97.1%
Expenses from services and commissions	(71.6)	(56.6)	26.5%
Net result from services and commissions	185.5	73.8	151.3%
Income from securities	12.1	62.5	(80.7)%
Gains / (losses) from derivatives	(54.4)	4.2	(1,385.0)%
Other revenues	109.9	52.8	107.9%
Revenues	1,011.5	712.2	42.0%
Other Income	109.2	―	―
Impairment losses on financial instruments	(213.7)	(138.6)	54.2%
Personnel expenses	(229.1)	(169.2)	35.4%
Depreciation and amortization	(43.7)	(17.5)	150.0%
Other administrative revenue (expenses)	(641.3)	(386.3)	66.0%
Profit (loss) before income tax	(7.0)	0.7	1,125.2%
Current income tax and social contribution	(13.2)	(5.9)	124.7%
Deferred income tax and social contribution	50.9	35.5	43.1%
Income tax expense	37.7	29.7	27.0%
Profit for the period	30.7	30.4	1.0%
Net Interest Income
Net interest income increased 46.2% to R$758.5 million in 2020 from R$518.8 million in 2019, primarily as a result of the following factors:
•
Interest income:   Interest income increased 21.6% in 2020, compared to 2019, mainly due to interest income from interbank investments and interest income from loans and advances to customers.

•
Interest income from loans and advances to customers:   Interest income on loans and advances to customers increased 84.0% in 2020, compared to 2019. This increase is primarily derived from credit card and real estate credit portfolios, which grew 128.3% and 37.8%, respectively, comparing the portfolios as of December 31, 2020 and as of December 31, 2019. Our income from interest and advances to clients increased 27.4% in 2020, compared to 2019.

•
Interest from interbank investments:   Interest from interbank investments decreased 9.3%, or R$13.0 million, in 2020 compared to 2019. This decrease is mainly due to the lower volume of interbank investments made during 2020.

•
Interest expense:   Interest expense consists of interest payable on our funding operations, including funding obtained in the local market through financial institutions (time deposits and interbank deposits), customers (time deposits) and issuances of securities, such as LCAs, LFs and LCIs. Interest expense decreased 28.2% to R$184.3 million in 2020 from R$256.7 million in 2019, primarily as a result of a decrease in interest expenses related to time deposits and real estate letters of credit compared to the prior period.

Net Result from Services and Commissions
Net result from services and commissions increased 151.3% to R$185.5 million in 2020 compared to R$73.8 million in 2019, mainly due to the net effect of the following variations:
•
Revenue from services and commissions:   Revenue from services and commissions increased 97.1% in 2020, compared to 2019, primarily as a result of an increase in interchange fees, which grew 137.1%, totaling R$137.9 million in 2020, compared to R$58.2 million in 2019; and to the success of the Inter Shop operations, which played an important role in generating service revenues.

•
Expenses from services and commissions:   Expenses on services and commissions increased 26.5% to R$71.6 million in 2020 from R$56.6 million in 2019, mainly due to an increase in expenses paid to ATM service providers in connection with customers’ cash withdrawals and in the expenses with securities custodians, in each case reflecting the increase in our customer base and in the volume of customer transactions.

Income from securities
Income from securities decreased 80.7% to R$12.1 million in 2020 from R$62.5 million in 2019 primarily as a result of fair value losses realized on securities at fair value through other comprehensive income.
Gain (losses) from derivatives
In 2020, we recorded losses from derivative financial instruments of R$54.4 million compared to gains of R$4.2 million recorded in 2019, primarily due to the increase in the IGP-M index which increased to 23.1% from 7.3%, as of December 31, 2020 and 2019, respectively. These results are derived from hedge operations carried out for the purpose of reducing our exposure to changes in the IGP-M index on loans and advances to customers, specifically in relation to the real estate loans and financing.
Other revenues
Other revenues increased 107.9% to R$109.9 million in 2020 from R$52.8 million in 2019, mainly due to the growth of revenue with performance payments in card operations, reaching R$75.2 million (compared to R$24.6 million in 2019); and the increase in foreign exchange revenues, to R$17.3 million compared to R$6.0 million in 2019.
Other income
Other income was R$109.2 million in 2020, while we reported no other income in 2019. Other income reported in 2020 consists primarily of changes in the fair value of the variable portion of the sale a 40% equity stake of Inter Seguros to Wiz in 2019.
Impairment losses on financial instruments
Impairment losses on financial instruments increased 54.2% to R$213.7 million in 2020 from R$138.6 million in 2019, mainly due to the increase in our loans and advances to customers, particularly with respect to our credit card portfolio (which has a higher degree of impairment risk when compared to our other products). Impairment losses on financial instruments are presented net of reversals and recovery of loans written off.
Personnel expenses
Personnel expenses primarily comprise fixed and variable employee compensation. Personnel expenses increased 35.4% to R$229.1 million in 2020 from R$169.2 million in 2019, mainly due to an increase in the total number of our employees over the period.
Other administrative expenses
Other administrative expenses primarily comprise expenses incurred in connection with data processing, advertising and publicity, specialized technical services and related taxes, among other expenses. Other administrative expenses increased 66.0% to R$641.3 million in 2020 from R$386.3 million in 2019, mainly due to (1) increase related to card data processing expenses, (2) increase in bank expenses, (3) increase in call center expenses, (4) increase in portability expenses and (5) increase in advertising and marketing expenses.
Profit (loss) before income tax
As a result of the foregoing, we reported a loss before taxes of R$7.0 million in 2020, compared to a profit before taxes of R$0.7 million in 2019.
Income Tax and Social Contribution
Income tax and social contribution increased 27.0% to a benefit of R$37.7 million in 2020 from a benefit of R$29.7 million in 2019. The tax benefit reported in 2020 was primarily due to the recognition of deferred tax assets resulting from provisions for impairment losses on loans and advances, hedge transactions and adjustment of financial assets to fair value, partially offset by the derecognition of deferred tax assets related to resulting from receivables from the sale of investments. The tax benefit reported in 2019 was primarily due to the recognition of deferred tax assets associated with provisions for impairment losses on loans and advances, fiscal losses and receivable from the sale of investments, partially offset by deferred tax expenses associated with adjustment of financial assets to fair value. For more information about the reconciliation of our current and deferred income tax and social contribution, see Note 32 to our Audited Financial Statements.
Profit for the period
As a result of the foregoing, profit for the year increased 1.0% to R$30.7 million in 2020 from R$30.4 million in 2019.
December 31, 2019 Compared with Year Ended December 31, 2018
The table below sets forth our consolidated statement of profit and loss prepared in accordance with IFRS for the years indicated.
	For the Year Ended December 31,
	2019	2018	Variation
	(R$ million)		(%)
Consolidated Income Statement Data:
Interest income	775.5	614.1	26.3%
Interest expense	(256.7)	(216.2)	18.7%
Net interest income	518.8	397.9	30.4%
Revenue from services and commissions	130.5	60.5	115.5%
Expenses for services and commissions	(56.7)	(38.3)	47.8%
Net result from services and commissions	73.8	22.2	232.0%
Income from securities	62.5	19.7	216.6%
Gains / (losses) from derivatives	4.2	(16.6)	(125.5)%
Other revenues	52.8	38.6	36.7%
Revenues	712.2	461.9	54.2%
Result of losses due to impairment of financial assets	(138.6)	(49.3)	181.2%
Personnel expenses	(169.2)	(118.5)	42.8%
Depreciation and amortization	(17.5)	(2.6)	569.6%
Other administrative income (expenses)	(386.3)	(222.2)	73.9%
Profit (loss) before income tax	0.7	69.3	(99.0)%
Current income tax and social contribution	(5.9)	(12.7)	(53.7)%
Deferred income tax and social contribution	35.5	(1.0)	(3,768.2)%
Income tax expense	29.7	(13.7)	(317.8)%
Profit for the period	30.4	55.7	(45.5)%

Net Interest Income
Net interest income increased 30.4% to R$518.8 million in 2019 from R$397.9 million in 2018, primarily as a result of the following factors:
•
Interest income:   Interest income increased 26.3% in 2019, compared to 2018, mainly due to interest income from interbank investments and interest income from loans and advances to customers.

•
Interest from interbank investments:   Interest from interbank investments increased 125.4%, or R$77.7 million, in 2019 compared to 2018. This increase is mainly due to the higher volume of interbank investments made during 2019.

•
Interest income from loans and advances to customers:   Interest income on loans and advances to customers increased 15.4% in 2019, compared to 2018. The increase in 2019 is primarily related to our credit card portfolio, which increased 140.7% comparing the portfolios as of December 31, 2019 and as of December 31, 2018. Also, as of December 31, 2019, our portfolio of loans to individuals increased 43.0% when compared to our portfolio of loans to individuals as of December 31, 2018 (without taking into consideration provisions for losses).

•
Interest expense:   The interest expenses increased 18.7% to R$256.7 million in 2019 from R$216.2 million in 2018, primarily as a result of an increase in interest expenses related to an increase in time deposits and real estate letters of credit of 35.8% compared to the prior period.

Net Revenues from Services and Commissions
Net revenues from services and commissions increased 232.0% to R$73.8 million in 2019 compared to R$22.2 million in 2018, mainly due to the net effect of the following variations:
•
Revenue from services and commissions:   Revenue from services and commissions increased 115.5% in 2019 compared to 2018, primarily as a result of an increase of 199.2% in interchange revenues, to R$58.2 million in 2019 from R$19.4 million in 2018.

•
Expenses on services and commissions:   Expenses on services and commissions increased 47.8% to R$56.7 million in 2019 from R$38.3 million in 2018, primarily due to an increase in expenses paid to ATM service providers in connection with customers’ cash withdrawals and in the expenses with securities custodians, in each case reflecting the increase in our customer base and in the volume of customer transactions.

Income from securities
Income from securities increased 216.6% to R$62.5 million in 2019 from R$19.7 million in 2018 primarily as a result of an increase in income from fair value other comprehensive income investments, partly offset by a decrease in the average volume of traded securities, treasury bills and investment fund quotas.
Gains / (losses) from derivatives
In 2019, we recorded gains from derivative financial instruments of R$4.2 million compared to losses of R$16.6 million recorded in 2018, primarily due to the large oscillation of the IGP-M index throughout the year 2019. These results are derived from hedge operations carried out for the purpose of reducing our exposure to changes in the IGP-M index pursuant to loans and advances to customers, specifically in relation to the real estate loans and financing.
Other revenues
Other revenues increased 36.7% to R$52.8 million in 2019 from R$38.6 million in 2018, mainly due to foreign exchange revenue and greater recovery of provisions and charges.
Impairment losses on financial instruments
Impairment losses on financial instruments are presented net of reversals and recovery of loans written off, increasing 181.2% to R$138.6 million in 2019 from R$49.3 million in 2018, mainly due to the increase in our loans and advances to customers, particularly with respect to our credit card portfolio (which has a higher degree of impairment risk when compared to our other products).
Personnel expenses
Personnel expenses primarily comprise fixed and variable employee compensation. Personnel expenses increased 42.8% to R$169.2 million in 2019 from R$118.5 million in 2018, mainly due to the 48.2% increase in the total number of our employees over the period.
Other administrative expenses
Other administrative expenses primarily comprise expenses incurred in connection with data processing, advertising and publicity, specialized technical services and related taxes, among other expenses. Other administrative expenses increased 73.9% to R$386.3 million in 2019 from R$222.2 million in 2018, mainly due to (1) increased expenses related to data processing and information systems, (2) increased expenses for system maintenance and (3) increased expenses incurred in connection with advertising and publicity.
Profit / (loss) before income tax
As a result of the foregoing, income before taxes decreased 99.0%, to R$0.7 million in 2019 from R$69.4 million in 2018.
Income Tax and Social Contribution
Income tax and social contribution was a tax benefit of R$29.7 million in 2019 compared to an expense of R$13.7 million in 2018. The tax benefit reported in 2019 was primarily due to the recognition of deferred tax assets associated with provisions for impairment losses on loans and advances, fiscal losses and receivable from the sale of investments, partially offset by deferred tax expenses associated with adjustment of financial assets to fair value. The tax expense reported in 2018 was primarily due to the profit reported in the year and deferred tax expenses associated with share issuance cost, partially offset by the recognition of deferred tax assets associated with provisions for impairment losses on loans and advances. For more information about the reconciliation of our current and deferred income tax and social contribution, see Note 32 to our Audited Financial Statements.
Profit for the period
As a result of the foregoing, profit for the year decreased 45.5% to R$30.4 million in 2019 from R$55.7 million in 2018.
Liquidity and Capital Resources
Financial institutions operating in Brazil are subject to periodic measuring of their capital and capital standards based on their risk-weighted asset ratio. The parameters of this methodology are similar to international parameters used to measure minimum capital requirements under the Basel Accords. Central Bank Resolution No. 4,192 mandated the calculation by financial institutions of Reference Equity on a consolidated basis and, through Resolution No. 4,193 of March 1, 2013, established a minimum Reference Equity required for risk-weighted assets (“RWA”).
As of December 31, 2020, Banco Inter’s capital adequacy ratio was 31.9%, a decrease of 7.5 percentage points compared to December 31, 2019. This variation derived mainly from the increase in credit operations and credit card limits, partly offset by the follow-on offering concluded in September 2020.
As of December 31, 2019, Banco Inter’s capital adequacy ratio was 39.4%, an increase of 9.5 percentage points over December 31, 2018. This variation derived mainly from the increase in Banco Inter’s equity following its follow-on offering concluded in July 2019.
The table below sets forth Banco Inter’s Reference Equity and Banco Inter’s Capital Adequacy Ratio as of December 31, 2020, 2019 and 2018:
	December 31,			Variation
	2020	2019	2018	2020 x 2019	2019 x 2018
Reference Equity(1) (R$ million)	3,078.0	2,123.1	923.0	45.0%	130.1%
Capital Adequacy Ratio(2)(3)(4)	31.9%	39.4%	29.9%	-7.5p.p.	9.5p.p.

(1)
Reference Equity (or regulatory capital) is the amount of capital available taken into consideration for purposes of determining the operating limits of Brazilian financial institutions, and is comprised of two tiers: Tier I capital and Tier II capital. Tier I capital is comprised of equity plus the balance of certain reserves, income and hybrid capital and debt instruments authorized by the Central Bank. Tier II capital, in turn, is comprised of revaluation reserves, reserves for contingencies, special earnings reserves related to undistributed mandatory dividends, preferred shares with cumulative dividends, certain subordinated debt and hybrid instruments and unrealized earnings related to adjustments to the market value of available-for-sale securities.

(2)
Pursuant to the Basel III guidelines, the capital adequacy ratio is calculated as the sum of Tier I and Tier II capital, Tier I being comprised of Primary Capital (less Prudential Adjustments (deductions that may compromise the financial institutions ability to withstand losses of Principal Capital) and Supplementary Capital (hybrid debt and equity instruments that meet new promulgated requirements under Central Bank Resolution No. 4,192). However, in order to improve the quality of the capital of financial institutions, Basel III restricts, for purposes of the breakdown of Primary Capital, the inclusion of financial instruments that do not demonstrate an effective capacity for the absorption of losses and requires a reduction of assets that, in certain circumstances, could affect the amount of the financial institution’s capital as a result of the low liquidity of its instruments, dependence on future earnings or difficulty in measuring amounts.

(3)
Primary capital is calculated by adding the amounts corresponding to (1) capital stock, (2) capital reserves, revaluation reserves and profits, (3) unrealized gains arising from equity valuation adjustments, with the exception of items seen in item (7) below, (4) gains or retained earnings, (5) credit results accounts, (6) deposits in a linked account to cover capital deficiencies, and (7) the balance of the positive adjustment to the market value of the derivative financial instruments used to hedge cash flow; subtracted from the amounts corresponding to (1) unrealized losses arising from equity valuation adjustments, except for those set forth in item (5) below, (2) shares or any other instruments issued by us that are authorized by the Central Bank to comprise Primary Capital, as determined by Central Bank Resolution No. 4,192, acquired directly, indirectly or synthetically, including through (a) quotas of investment funds, in proportion to the participation of these instruments in the fund’s portfolio, (b) entities similar to financial institutions or (c) derivative transactions, including index derivatives, (3) accumulated losses or losses, (4) profit and loss accounts, (5) balance of the negative adjustment to the market value of the derivative financial instruments used to hedge cash flow and (6) the Prudential Adjustments set forth in article 5 of Central Bank Resolution No. 4,192.

(4)
Supplemental Capital is calculated by adding the amounts corresponding to the debt instruments authorized by the Central Bank that comprise Complementary Capital, as determined by Central Bank Resolution No. 4,192; subtracted from the amounts corresponding to (1) funding instruments issued by an institution authorized to operate by the Central Bank or by an institution located abroad that exercises an activity equal to that of a financial institution in Brazil, which does not form part of a conglomerate, and (2) equity authorized to constitute Complementary Capital, acquired directly, indirectly, or synthetically, including through (a) quotas of investment funds, in proportion to the participation of these instruments in the fund’s portfolio, (b) entities similar to the institution financial or non-financial entity controlled or (c) derivative transactions, including index derivatives.

Loan indicators and advances to customers
Our provision for impairment losses as a percentage of our total credit portfolio was 3.2% as of December 31, 2020, 4.5% as of December 31, 2019, and 3.6% as of December 31, 2018.
Sources of Funds
We obtain funding for working capital and the acquisition of assets through our own resources and funding obtained from third parties, which we record as liabilities with financial institutions, liabilities with customers and securities issued, as described below:
•
Liabilities with Financial Institutions and Liabilities with Customers:   we finance a portion of our operations through the following types of deposits:

•
Demand deposits:   Customers deliver to us funds that will be available for transfer and withdraw upon request.

•
Interbank deposits:   Time deposits used by financial institutions and other institutions authorized by the Central Bank to transfer excess funds among each other in order to raise or invest such funds.

•
Time deposits:   Customers deliver to us funds that will be available for withdrawal, together with the payment of interest, once a specific period of time lapses (as agreed between the parties).

•
Time Deposits with Special Collaterals (Depósito a Prazo com Garantia Especial) (“DPGE”):   Time deposits raised by financial institutions and guaranteed by the Credit Guarantee Fund (Fundo Garantidor de Créditos or “FGC”) and which may pay fixed or floating interest.

•
Savings deposits:   an investment option that is highly popular and accessible to customer. In addition to being guaranteed by the Brazilian government, savings accounts are regulated by the Central Bank. Earnings on savings accounts are regulated by law and are equivalent to up to 0.5% per month, depending on the variation in the SELIC rate, over the amount deposited plus the variation in the reference rate. Amounts that are held in savings accounts for a duration of less than one month do not earn interest. The Central Bank imposes a reserve requirement of 20.0% for savings deposits. For more information, see “Regulatory Matters — Regulations affecting liquidity in the Brazilian financial market — Savings deposits.”

•
Bank Certificates of Deposit:   A bank certificate of deposit is a promise to pay the deposit amount, plus an agreed inflation adjustment and interest, exclusively issued by banks and having a maturity of over 18 months, as set forth under Law No. 4,728 of July 14, 1965, as amended. After our certificate of deposit is issued by us, the credit against us, in relation to the principal and interest, may not be subject to impounding, attachment, sequestration or seizure, or any other constraint that prevents the payment of the sum deposited and related interest. The deposit certificate, however, may be seized due to the obligations of its holder.

•
Securities issued:

•
LCIs:   Fixed-income securities backed by real estate credits and collateralized by a conditional sale or property mortgage, and issued pursuant to Law No. 10,931 of August 2, 2004, as amended. Real estate bills of credit confer upon their holder a credit right against the issuer at par value, plus interest and, if applicable, any agreed inflation adjustment. An LCI may benefit from an additional guarantee of a financial institution and can be collateralized by one or more real estate credits. An LCI’s principal amount, however, cannot exceed the total amount of real estate credits held by the issuer. The maturity date of the LCI cannot be longer than the term of any of the real estate credits secured by it.

•
LCAs:   Registered bills of credit that are freely traded and represent a promise of payment in cash. LCAs are extrajudicially enforceable instruments that are exclusively issued by public or private financial institutions and secured by agribusiness credit rights issued pursuant to Law No. 11,076 of December 30, 2004, as amended. The principal amount of an LCA may not exceed the total amount of its underlying agribusiness credit rights.

•
Financial Bills:   Registered credit instruments, transferable and freely traded, exclusively issued by financial institutions and other institutions authorized to operate by the Central Bank, having a maturity of no less than one year pursuant to Law No. 12,249, of June 11, 2010, as amended. A Financial Bill is an extrajudicially enforceable instrument that can be foreclosed upon irrespective of the existence of a lien, and can, depending on the return criteria, result in a redemption amount below the issuance amount.

•
Real Estate Secured Bonds (Letras Imobiliárias Garantidas) (“LIG”):   a fixed income security issued by banks and similar financial institutions as well as credit, financing and investment associations, mortgage companies and savings and loan associations. Established pursuant to Law No. 13,907, LIGs were designed to stimulate the Brazilian real estate market and are based on the “covered bonds” model developed outside of Brazil. LIGs, which are transferable and freely tradeable, are secured by assets held by a fiduciary agent, which has the obligation to protect the interests of LIG investors, monitoring the condition of the LIGs and their underlying portfolio of assets. LIGs are the only bank funding security that does not become immediately due in the event of the bankruptcy of the issuing financing institution. Upon any such bankruptcy, the portfolio of assets will fall under the management of the fiduciary agent for the payment of amounts due to investors.
•
Borrowings and Onlendings:   Refer to the onlending of real estate financing from Caixa Econômica Federal.

We have access to several local and external sources of financing from different types of investors (individuals, companies, pension funds, investment funds and banks, among others). Our decision to obtain a particular source of funding is dependent on relevant customer demands and the characteristics of the funding (interest rate, terms and applicable indices, for example). Historically, we have diversified our sources of financing, in order to better manage our liquidity and maintain a high cash balance that has enabled us to efficiently withstand liquidity pressures. We have maintained liquidity ratios significantly above the minimum threshold, and seek through our funding policy to extend maturity terms in order to maintain our current cost levels.
We periodically assess our liquidity and minimum capital requirements consistent with our policy of raising funds and managing treasury not only to meet regulatory requirements, but also to ensure efficient management of our resources. When necessary, we have the ability to obtain resources from various local and external sources and different categories of investors (including individuals, companies, pension funds, investment funds and banks, among others). The decision to use one or another source of financing takes into account customer demand and the characteristics of the operation (rates, maturities and indices, among others).
Accordingly, we believe that we will be able to meet our working capital needs as they arise.
Liquidity
Our asset and liability management policy is intended to ensure that our cash position complies with applicable rules and guidelines. In particular, the policy is intended to avoid significant mismatches between assets and liabilities, optimize our risk/return ratio and ensure sufficient liquidity to cover deposit withdrawals, make payments on other liabilities at maturity, grant loans or other types of credit to customers and fulfill our working capital requirements.
Our treasury department is responsible for diversifying our sources of funding, monitoring maturities, interest rates and currencies, as well as implementing the policies established by our finance committee, which meets on a weekly basis to determine these policies and assess their implementation. Within our treasury department, our asset and liability management division seeks to maintain an appropriate balance of maturity ranges and diversity in our funding sources. Based on our level of funding and our ability to obtain access to funding, we believe that our total liquidity is sufficient to fulfill our current obligations to our customers and the holders of our debt instruments, seize business opportunities as they arise and to support possible future changes asset and liability levels and in our working capital requirements.
Indebtedness
As of the date of this prospectus, we are not a borrower under any material loan or financing agreements. We have previously held time deposits with special collateral provided by the FGC. As of December 31, 2020, 2019 and 2018, we held no such time deposits. No longer having time deposits was mainly due to a change in our strategy, where we opted to obtain funds mainly through our broad and less expensive customer base.
Limitations on Incurring Indebtedness
As we are not a borrower under any material loan and financing agreements, we are not subject to material limitations on the incurrence of additional indebtedness, dividend distributions, sales of assets, issuances of new securities or changes of control that may be imposed as a result of such agreements.
Financial institutions are, however, subject to operational limitations established by the CMN and Central Bank. These limits include: (1) maintaining a reference equity compatible with the risks inherent to our activities; (2) a limitation on total funds invested in permanent assets equivalent to a maximum of 50% of our reference equity; (3) a limitation on exposure per customer equivalent to a maximum of 25% of our reference equity; and (4) minimum paid-in capital limits and equity for operation. Applicable rules also prevent financial institutions from entering into certain kinds of transactions, including the acquisition of properties not for own use, and limiting the entry into credit transactions with related parties.
Limitations on Uses of Funding
Our use of funding to originate further loans and invest in other financial assets is contingent on maintaining a capital adequacy ratio above the regulatory minimum threshold of 8.0% (our capital adequacy ratio was 31.9% as of December 31, 2020). We are also subject to certain restrictions on risk concentration; as of December 31, 2020, the limit for our use of financing obtained through loans in connection with any individual or group of individuals acting individually or upon mutual interest was R$771.7 million (equivalent to 25% of our reference equity of R$3,086.9 million). We are further subject to certain regulatory requirements related to compulsory deposits and reserves. For more information on such restrictions, see “Regulatory Matters — Regulations affecting liquidity in the Brazilian financial market.”
We periodically issue DPGEs (time deposits with special collateral) under two modalities: DPGE I (issued without collateral secured by the Credit Guarantee Fund) and DPGE II (issued with collateral secured by the Credit Guarantee Fund). Issuances of DPGEs are subject to regulatory limitations. As of the date of this prospectus, we did not hold time deposits with special collateral provided by the FGC as a result of a change in our business strategy.
Capital Expenditures
We intend to strengthen our position as a complete digital platform including financial and non-financial services. On the financial side, we offer a diverse array of products such as a 100% digital account, debit and credit cards, foreign exchange services, insurance, and investments, through an open platform including our own investment products and those of third parties, a home broker and a number of investment fund products, with management fees cashback. On the non-financial side, marketplace is composed of an e-commerce platform and the sale of services such as cell phone recharges, parking payments, gift cards and mobile phone plans through InterCel.
In addition to our focus on constantly increasing sales of our existing products and the evolution of these products, we are continuously analyzing potential services to expand the Super App offer.
We continuously seek acquisition opportunities and may in the future conduct other strategic acquisitions of companies that can complement our business model, as well as bring efficiency gains and scale to existing operations. To this end, we have a team dedicated to the evaluation of opportunities with a main focus on companies that offer solutions and skills focused on investment platforms and Marketplace.
We have made significant investments in technology and innovation to permit us to launch new products and increase our customer base in relation to existing products. These investments seek to ensure the availability, stability and security of all transactions, in addition to offering better customer experience, greater agility in the development of new products and generating efficiency gains in the management of internal activities. We have identified opportunities in all of our operating segments. For instance, insurance for mobile equipment (gadgets such as smartphones and tablets) and extended warranty. Through Inter Shop, we expect to expand our offering of travel-related products/services, offering hotel bookings. We also want to offer food delivery services and expand the number of partner-stores, as well as open the platform to non-account holders and internationalize our platform. In securities, we seek to expand our offering of investments fund products through a new platform and increase the visibility of investment communities.
We intend to pursue the following investments over the coming years:
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Core banking:   Project launched at the end of 2016 to consolidate our various systems into one single, integrated platform. The new systems are cloud-hosted and aim at ensuring the availability, scalability and security to our processes and services provided to customers. The business modules have already been implemented, having generated significant improvements in infrastructure, and are compatible with our new software architecture. In 2021, we anticipate embarking on new stages of implementation new systems, which we expect to require investments of approximately R$30 million.
•
Card processor:   Project with the objective of modernizing the infrastructure of our card processor. We expect this project to make our card processor highly available, flexible and scalable enough to support our expected exponential growth, as well as assure our customers of its reliability and security. In 2021, we expect to invest around R$18 million in this project. We expect the project to promote communication with Cloud AWS and our card processor main commercial partners.

•
InterPay:   InterPay dates from 2019 from our “hardware-less” project, which had the objective of entering the purchasing market by offering the first card payment operation solution without the use of handheld machinery, in Brazil, through the NFC technology, present in new cards. We later expanded the scope of the project by acquiring Granito and offering a more complete portfolio of payment options (such as payment links, sale inputted through our app and Inter Checkout). We estimate a R$2.5 million investment in 2021 in systems and integrations to enable the project.

•
Inter mobile application:   Updating our mobile application, which is our main operation platform, with approximately 98% of interactions with our digital account was conducted using this platform in 2020. We believe that the evolution of the business model of digital banks will be focused on transforming the provision of services into a digital ecosystem, which combines the supply of financial and non-financial products. In 2020, we launched a new account opening procedure, bringing UX and UI improvements and an approach entirely focused on customer experience, in addition to a wide offer of non-financial products from Inter Shop, all of which have cashback features. We intend to continue making investments to implement continuous improvements, both in processes and user experience, as well as to finance the growth of our digital product offering.

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Inter Shop:   our marketplace aggregates non-financial products and services such as shopping, parking, cell phone recharging, and gift cards. In 2021, we opened this platform to non-account holders and intend to internationalize our offering of non-financial services. As such, we expect to see an increase in our total addressable market, target audience, as well as an improvement in the quantity and quality of the products and services we offer. To this end, an investment in products of R$16 million in 2021 is estimated, including in technology, integrations and new partnership projects, as well as back-office, UX and UI improvements

•
Customer Service:   Digital service is the main channel of contact with customers. We continuously seek ways to improve our channels to better serve customers by collaborating with the high NPS registered in recent years. In 2020, we improved our virtual service assistant, Babi, which brought greater robustness and agility to the service, automating a portion of the calls, via chat, reducing customer waiting time. In 2021, an investment of approximately R$4 million is estimated to expand service channels, integrating new BPOS, development and integration with new CRM, and service tools, such as Salesforce, both with the aim of creating more stability, reduce queues and increase performance and quality.

In addition to the projects mentioned above, we have planned investments in foreign exchange, risk management, asset management, data security, direct debit, transaction reconciliation, international credit, operational risk platform and internal controls, process automation, system integrations, digital payroll lending, debt renegotiation processes, system improvements, as well as opening an office in Recife, a center of our IT development and innovation.
Investments in the development of our new products and services is an integral part of the daily routine of all of our business departments working together with our product, business development, data governance and technology teams. We anticipate that we will invest an aggregate R$250 million throughout 2021 in the above-mentioned initiatives.
Research and Development
We have not implemented a dedicated research and development structure. Our research and development model is based on continuous innovation in connection with which we (1) constantly conduct market surveys and activities and (2) continuously launch new products and services that we test and optimize in order to provide a platform that is sophisticated, agile and of high added value.

Off-Balance Sheet Arrangements
As of the date of this prospectus, we have not entered into any off-balance sheet arrangements.
JOBS Act
We are an emerging growth company under the JOBS Act. The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things; (1) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404; (2) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (3) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (4) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of this Transaction or until we are no longer an “emerging growth company,” whichever is earlier.
COVID-19
In view of the COVID-19 pandemic, we are following all recommendations of the Ministry of Health and WHO, in order to prevent the spread of the virus and to protect our employees, customers and community. Among the measures necessary to preserve the health and safety of our employees, we adopted the home office regime for most of our direct employees, while the contractors had reduced work shifts.
Among other measures, the deadline for payment of credit card invoices for the elderly and account holders with a credit limit of up to R$4,000 was extended, without interest or fines. In addition, current users will receive double cashback on all products purchased online through our e-commerce platform, which has more than 100 partners. We also granted to legal entities and individual micro-entrepreneurs account holders, an increase from 100 to 200 on the limit of electronic bank transfers (Transferência Eletrônica Disponível) (“TEDs”), and free pays slips, with the aim of facilitating management and reducing the costs of micro and small entrepreneurs. All measures are detailed on a page from our website, created exclusively to inform about the prevention and combating of coronavirus, as well as to disseminate guidelines for preventing and combating the pandemic. The information on our website or that can be accessed from our website does not form part of, nor is it incorporated by reference into, this prospectus.
In addition, in partnership with other institutions, we donated R$10 million for the purchase of respirators in the State of Minas Gerais, among other important donations for the communities affected by this pandemic.
We set up an Internal Crisis Committee was set up with recurring meetings reporting to the Statutory Operational Risk, Corporate Governance and Integrity Committee, enabling agile decision-making and definition of actions in real time. Thus, even on home office, our team continues to monitor and act on risk control according to the corporate security standard.
In addition to the existing routines, some extra measures were taken to mitigate risks: the daily cash flow report was improved, for continuous monitoring of capital sufficiency; additional pre-cautionary measures were adopted with respect to our credit products; changes have been implemented in the operation, enabling our employees to work remotely with a focus on cyber-security; action plans have been drawn for the scenario of greater exposure to cyber risks and we are generating benefits to all stakeholders through donations, campaigns and institutional action in the direct and indirect fight to COVID-19. It is noteworthy that all actions are supported by our legal team that is working intensively with regulatory and governmental bodies.
Throughout 2020, the events and conditions generated by the spread of the new Coronavirus (COVID-19) and the rigorous measures implemented to contain and/or delay the spread of the virus,

resulted in levels of uncertainty and risks for that we had not been faced with. Due to COVID-19, a series of decisions were taken to maintain the quality of the services provided, as well as to ensure the safety of the institution’s customers, employees and suppliers. The economic and financial impacts were as follows: impact on fair value of securities held for negotiation and available for sale, decrease in receipts due to the extension and/or renegotiation of the loan and financing installments. Our financial results were not materially and directly affected by COVID-19 pandemic. However, we did experience indirect effects from the pandemic in the first half of 2020, such as decrease in the basic interest rate and deceleration of the growth of our loan portfolio. These impacts arising from the pandemic have been closely monitored by the Administration.
Exposure to interest rates and inflation rates may subject us to risks of losses or gains from fluctuations in interest rates earned or charged on our lending and borrowing portfolios (which we consider to be a significant market risk). In order to control risk, we analyze our exposure based on the limits established and identified through the use of specific financial models, as well as through capital control requirements. We use market risk management, in part, to support our business areas by establishing processes and implementing tools that are necessary to assess and control the related risks, thus enabling us to measure and monitor the risk tolerance levels established by our senior management.
Quantitative and Qualitative Disclosure about Market Risk
Information relating to quantitative and qualitative disclosures about these market risks is described below and in note 7 to our Audited Financial Statements.
Interest Rate Risk
Interest rate risk is the possibility of a loss arising from the exposure to fluctuations in interest rates, price index coupons and other index coupons, such as the reference tax (Taxa de Referência or “TR”) or benchmark rate coupon. Such exposure may adversely affect the result of investments not indexed to the aforementioned indices. This type of exposure can adversely affect the performance of our portfolios that are mismatched to the indices. A mismatch in a portfolio can decrease the spread that we earn relative to the fixed lending portfolio.
Risks related to Price Indices (Inflation)
The risks related to price indices are our exposure to an abrupt decrease in inflation rates and interest rates at the same time, which impacts, respectively, on the value of our assets’ portfolio and our liabilities, causing a decrease in our profits.
Sensitivity Analysis/Stress Test
To determine the sensitivity of our capital positions to market variables, we perform a sensitivity analysis using the risk factors we consider to be the most relevant.
The following three scenarios were taken into consideration to support the analysis:
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SCENARIO 1 — Scenario of regular market conditions. Parallel stress tests of 1 basis point in the IPCA coupon, IGP-M coupon, Fixed and TR coupon curves.

•
SCENARIO 2 — scenario of deterioration or evolution in the market variables through parallel stress tests of 25 basis points in the IPCA coupon, IGP-M coupon, Fixed and TR coupon curves.

•
SCENARIO 3 — scenario of deterioration or evolution in the market variables through parallel stress tests of 50 basis points in the IPCA coupon, IGP-M coupon, Fixed and TR coupon curves.

	As of December 31, 2020
Banking and Trading Portfolios	Scenarios
Risk factors	Risk of Variation in:	Variation Rate Scenario I	Scenario I	Variation Rate Scenario II	Scenario II	Variation Rate Scenario III	Scenario III
	(in R$ millions)
IPCA Coupon	Price index coupons	increase	(3.3)	increase	(232.8)	increase	(442.1)
IGP-M Coupon	Price index coupons	increase	(0.1)	increase	(8.2)	increase	(15.8)
Fixed	Fixed interest rates	increase	(0.2)	increase	(30.1)	increase	(5637)
TR Coupon	Interest rate coupons	increase	(0.03)	increase	(5.5)	increase	(9.8)

Source:   Basel System and Market
Material Weakness in Internal Controls and Remediation
In connection with the audit of our financial statements, we and our independent registered public accounting firm identified certain material weaknesses in our internal controls. The material weaknesses identified relate to (i) IT user identity and access management processes, including segregation of duties, and (ii) financial reporting closing processes, including reconciliation process and significant number of journal entries.
We are in the process of implementing remedial measures with respect to the material weaknesses. These measures include implementation of new processes and procedures, modifying our internal controls to provide additional levels of review, implementation of new software solutions, training for staff and enhanced documentation. There can be no assurance that we will achieve that target or that our remediation efforts will be successful. See “Risk Factor — Risks Relating to our Business — We have identified material weaknesses in our internal control over financial reporting. If we are unable to remedy these material weaknesses or fail to establish and maintain a proper and effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements, our results of operations and our ability to operate our business or comply with applicable regulations may be adversely affected.”

SELECTED STATISTICAL AND OTHER INFORMATION
The following tables present select statistical information as required by new subpart 1400 of Regulation S-K (previously Industry Guide 3).
In this section, averages are based on month-end averages, except for certain accounts which are presented based on quarter-end averages or based on the average between beginning and end of the year amounts. The presentation of historical averages in this section on a daily, weekly or, in some cases, monthy basis would involve unreasonable effort and expense. Historically we prepared monthly financial information in accordance with the generally accepted accounting principles adopted in Brazil applicable to institutions authorized to operate by the Central Bank (“Bacen GAAP”) — we did not measure all assets and liabilities on a daily or weekly basis as this information was not required under Bacen GAAP or by applicable local laws or regulations. Also, in compliance with CVM regulations in Brazil, we prepared annual financial statements in accordance with the IFRS. For some assets and liabilities the recognition, derecognition and measurement principals of Bacen GAAP and IFRS are the same, however, for certain assets and liabilities (e.g. loans and advances) there are differences between Bacen GAAP and IFRS. In this section, for accounts with no significant differences between Bacen GAAP and IFRS we present month-end averages. For certain accounts, where there are significant differences between Bacen GAAP and IFRS, the preparation of financial information in accordance with IFRS requires the collection of information from various internal and external sources, and we would not be able to obtain this information for each period without undue effort or expense. In these cases, we present averages based on quarter-end averages, in reliance on Rule 409 under the Securities Act.
Distribution of Assets, Liabilities and Equity
The return (or yield) was calculated by the amount of interest income or expense in the period divided by the average balance. The following table shows average balances, interest amounts and yields for our interest-earning assets, non-interest-earning assets, interest-bearing liabilities, non-interest-bearing liabilities and equity for the years ended December 31, 2020, 2019 and 2018.

	For the Year Ended December 31,
	2020			2019			2018
	Average Balance(1)	Interest Income (Expense)	Average yield (assets) / rate paid (liabilities) (%)	Average Balance(1)	Interest Income (Expense)	Average yield (assets) / rate paid (liabilities) (%)	Average Balance(1)	Interest Income (Expense)	Average yield (assets) / rate paid (liabilities) (%)
	(in millions of R$, except percentages)
ASSETS
Interest-earning assets:
Loans and advances to customers, net of provision for expected loss(2)	6,399.5	809.6	12.7%	4,042.8	635.3	15.7%	2,888.9	550.4	19.1%
Amounts due from financial institutions	326.9	4.9	1.5%	—	—	—	—	—	—
Reverse repurchase agreements	3,254.6	121.7	3.7%	2,280.8	139.6	6.1%	879.3	61.9	7.0%
Securities(2)	2,547.4	59.6	2.3%	636.8	51.3	8.1%	334.6	—	—
Total interest-earning assets(3)	12,528.4	995.8	7.9%	6,960.5	826.2	11.9%	4.102.7	612.3	14.9%
Cash and cash equivalents	343.3	—	—	37.0	—	—	32.9	—	—
Derivative financial assets	28.0	—	—	—	—	—	—	—	—
Compulsory deposits at Banco Central do Brasil	1,065.8	—	—	251.9	—	—	73.3	—	—
Deferred tax assets(2)	125.9	—	—	52.9	—	—	44.9	—	—
Non-current assets held-for-sale(2)	125.4	—	—	107.5	—	—	77.0	—	—
Property and equipament(2)	105.7	—	—	91.3	—	—	8.7	—	—
Intangible assets	143.3	—	—	56.6	—	—	11.2	—	—
Other Assets(2)	497.7	—	—	190.2	—	—	137.3	—	—
Total non- interest earning assets(3)	2,435.0	—	—	787.4	—	—	385.2	—	—
Total Assets(3)	14,875.3	995.8	6.7%	7,747.8	826.2	10.7%	4,488.0	612.3	13.6%
LIABILITIES
Interest-bearing liabilities:
Savings deposits	559.6	(8.7)	(1.6)%	171.9	(5.7)	(3.3)%	15.9	(0.3)	(2.2)%
Time deposits	3,265.8	(93.3)	(2.9)%	1,993.6	(121.4)	(6.1)%	1,510.1	(100.2)	(6.6)%
Interbank deposits	16.7	(2.1)	(12.3)%	—	—	—	—	—	—
Securities sold under agreements to repurchase	195.2	(5.1)	(2.6)%	181.7	(8.8)	(4.8)%	21.9	(1.2)	(5.3)%
Securities issued	1,764.9	(73.6)		1,844.4	(117.7)	(6.4)%	1,519.9	(112.7)	(7.4)%
Borrowing and onlending	20.2	(1.5)	(7.4)%	30.7	(2.1)	(6.7)%	33.2	(1.8)	(5.4)%
Total interest-bearing liabilities	5,822.4	(184.2)	(3.2)%	4,222.4	(255.6)	(6.1)%	3,101.0	(216.2)	(7.0)%
Non-interest-bearing liabilities:
Demand Deposits	4,133.6	—	—	1,243.6	—	—	396.9	—	—
Tax liabilities	21.4	—	—	21.6	—	—	12.8	—	—
Provisions(2)	21.2	—	—	19.5	—	—	17.0	—	—
Derivative financial instruments liabilities	—	—	—	—	—	—	—	—	—
Other liabilities(2)	1,473.6	—	—	739.8	—	—	298.4	—	—
Equity(2)	2,786.1	—	—	1,501.2	—	—	661.9	—	—
Equity + non-interest-bearing liabilities(3)	8,435.9	—	0.0%	3,525.7	—	—	1,387.0	—	—
Equity + liabilities(3)	14,875.3	(184.2)	(1.2)%	7,748.0	(255.6)	(3.3)%	4,488.0	(216.2)	(4.8)%

(1)
Average amounts based on the average of the month-end balances within each applicable year, unless otherwise indicated.

(2)
Average amounts based on the average of the quarter-end balances within the year.

(3)
Total lines reflect the sum of averages presented in this table.

Changes in Interest Income and Interest Expenses; Volume and Rate Analysis
The following tables show the variations in our financial income and expenses as a result of the variations in the average volume of interest-earning assets and interest-bearing liabilities and changes in average interest rates occurred for the year ended December 31, 2020 compared to 2019, and in the year ended in December 31, 2019 compared to 2018.
“Net Change” is calculated as the interest income or interest expense in the most recent year less the interest income or interest expense in the previous year. The increase or decrease due to changes in interest rates presented in the “Rate” column was calculated by multiplying the average amount of the interest-generating assets or the interest-bearing liabilities in the previous year by the difference in average interest rates between the two years (i.e. average rate of the most recent year less the average rate of the previous year). The increase or decrease due to changes in volume presented in the “Average Volume” column is the difference between the amount presented in the “Net Change” column and the amount presented in the “Rate” column.
	For the Year Ended December 31,
	2020/2019			2019 /2018
	Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in millions of R$, except percentages)			(in millions of R$, except percentages)
ASSETS
Interest-earning assets(1)
Loans and advances to customers, net of provision for expected loss(2)	316.3	(142.0)	174.3	181.3	(96.4)	84.9
Amounts due from financial institutions	4.9	—	4.9	—	—	—
Reverse repurchase agreements	35.9	(53.8)	(17.9)	85.8	(8.1)	77.7
Securities(2)	42.4	(53.4)	(11.0)	24.3	26.9	51.3
Compulsory deposits at Banco Central do Brasil	—	—	—	—	—	—
Total interest-earning assets	446.9	(296.7)	150.2	339.2	(125.3)	213.9
LIABILITIES
Interest-bearing liabilities(1)
Savings deposits	(8.7)	—	(8.7)	(5.2)	(0.2)	(5.3)
Time deposits	(93.3)	—	(93.3)	(28.8)	7.6	(21.2)
Interbank deposits	101.4	(81.0)	20.4	—	—	—
Securities sold under agreements to repurchase	39.7	47.3	87.1	(7.7)	0.1	(7.6)
Securities issued	(73.6)	—	(73.6)	(20.2)	15.2	(5.0)
Borrowing and onlending	12.8	(8.6)	4.2	0.2	(0.4)	(0.3)
Total interest-bearing liabilities	(126.4)	65.3	(61.1)	(67.4)	27.9	(39.5)

(1)
Average amounts based on the average of the month-end balances within each applicable year, unless otherwise indicated.

(2)
For 2020, average amounts based on the average of the quarter-end balances within the year.

Interest-Earning Assets: Average Interest-Earning Assets and Net Yield
The following tables analyze our levels of average interest-earning assets, net interest income and net yield on interest-earning assets, for the indicated periods.
	As of and for the Year ended December 31,
	2020	2019
	(in millions of R$, except percentages)
Average balance of interest-earning assets(1)	12,528.4	6,960.5
Net interest income and interest on securities	995.8	826.2
Net yield on interest-earning assets(2)	7.9%	11.9%

(1)
Average interest-earning assets are based on the average of the month-end balances for amounts due from financial institutions and reverse repurchase agreements and average of quarter-end balances within the year for loans and advances to customers (net of provision for expected loss) and securities.

(2)
Net interest income stated as a percentage of average interest-earning assets.

Maturity composition of investment in securities not carried at fair value through earnings
The following table analyzes our weighted average yield of each category of debt securities not carried at fair value through earnings. To calculate the weighted average yield, we segregate each type of debt security not carried at fair value through earnings by maturity profile, and calculate the average yield weighted by the outstanding balance within the specific categories. We do not have material amounts of non-taxable securities.
	Maturing
	As of December 31, 2020	In one year or less	After One Year through five years	After five years through 10 years	After ten years	No Specific Maturity
Fair value through other comprehensive income (FVOCI)
Financial Treasury Letters (LFT)	2.8%	2.7%	2.8%	2.9%	0.0%	0.0%
Debentures	3.9%	0.0%	3.2%	11.1%	0.6%	0.0%
Certificates of real estate receivables	3.8%	2.7%	2.9%	4.0%	10.5%	0.0%
Real Estate Credit Letters (LCI)	2.9%	2.8%	4.0%	0.0%	0.0%	0.0%
Agribusiness Credit Letters (LCA)	5.1%	0.0%	4.6%	7.0%	0.0%	0.0%
Investment fund quotas	3.3%	0.0%	0.0%	0.0%	0.0%	3.3%
Financial Letters	3.8%	0.0%	3.6%	4.0%	3.9%	0.0%
Certificate of Agribusiness Receivables	3.5%	2.4%	4.5%	0.0%	0.0%	0.0%
National Treasury Bonds (NTN)	7.8%	0.0%	0.0%	7.6%	8.0%	0.0%
Weighted average yield	4.4%	2.5%	2.8%	5.9%	5.4%	0.0%
Amortized cost
Debentures	3.9%	3.3%	3.9%	0.0%	0.0%	0.0%
Financial Letters	3.4%	3.4%	0.0%	0.0%	0.0%	0.0%
Weighted average yield	3.8%	3.3%	3.9%	0.0%	0.0%	0.0%
Total weighted average yield	4.3%	2.5%	2.9%	5.9%	5.4%	0.0%
Maturity and Composition of Loan and Other Financing Portfolio
The following table analyzes our loans and advances to customers’ portfolio by type and by the time remaining to maturity. Loans are stated before deduction of allowance for losses.

	Maturing
	As of December 31, 2020	In one year or less	After one year through five years	After five years through 15 years	After 15 years
	(R$ million)
Business loans	1,583.0	958.4	563.5	61.1	—
Checking account overdraft	14.2	14.2	—	—	—
Credit card	1,904.7	1,876.4	28.3	—	—
Overdraft protection agreement	20.2	20.2	—	—	—
Payroll card	67.7	67.7	—	—	—
Payroll loan and personal credit	1,551.4	20.1	193.7	1,337.6	—
Real estate loans	3,471.3	67.7	678.3	1,131.9	1,593.4
Rural loans	177.6	152.7	24.9	—	—
Total loans and advances to customers	8,790.1	3,177.4	1,488.7	2,530.6	1,593.4
The following table analyzes our loans by category due after one year by whether interest is charged at a fixed or floating rate.
As of December 31, 2020
(in millions of R$)
Business loans	1,583.0
Fixed Rate	1,220.0
Floating Rate	363.0
Checking account overdraft	14.2
Fixed Rate	14.2
Floating Rate	―
Credit card	1,904.7
Fixed Rate	1,904.7
Floating Rate	―
Overdraft protection agreement	20.2
Fixed Rate	20.2
Floating Rate	―
Payroll card and personal credit	1,551.4
Fixed Rate	1,551.4
Floating Rate	―
Real estate loans	3,471.3
Fixed Rate	248.6
Floating Rate	3,222.7
Rural loans	177.6
Fixed Rate	177.6
Floating Rate	―
Total loans with fixed rate	5,204.4
Total loans with floating rate	3,585.7
Total loans to customers	8,790.1

Summary of Loan Loss Experience
Allocation of Provision for Impairment Losses
The following table presents impairment losses by category of loans and sets forth the percentage distribution of the total provisions as of December 31, 2020, 2019 and 2018.
	As of December 31,
	2020			2019			2018
	Amount	% of Total loan portfolio	% of Total Loss Allowance	Amount	% of Total loan portfolio	% of Total Loss Allowance	Amount	% of Total loan portfolio	% of Total Loss Allowance
	(in millions of R$, except percentages)
Payroll Card	67.7	0.8%	—	80.4	1.7%	—	93.3	2.8%	—
Credit Card	1,904.6	21.7%	—	783.5	16.4%	—	325.5	9.7%	—
Overdraft protection agreement	20.2	0.2%	—	—	0.0%	—	—	0.0%	—
Checking account overdraft	14.2	0.2%	—	—	0.0%	—	—	0.0%	—
Payroll loans and personal credit	1,551.4	17.6%	—	922.0	19.3%	—	717.9	21.5%	—
Business loans	1,582.9	18.0%	—	472.3	9.9%	—	255.7	7.7%	—
Real estate loans	3,471.4	39.5%	—	2,519.2	52.7%	—	1,948.0	58.3%	—
Rural loans	177.6	2.0%	—	—	0.0%	—	—	0.0%	—
Total loan portfolio(1)	8,790.1	100%	—	4,777.4	100.0%	—	3,341.0	100.0%	—
Payroll Card	(5.9)	(0.1)%	2.1%	(2.4)	(0.1)%	1.1%	(5.7)	(0.2)%	4.8%
Credit Card	(164.0)	(1.9)%	58.1%	(120.8)	(2.5)%	56.0%	(44.1)	(1.3)%	36.9%
Overdraft protection agreement	(0.6)	0.0%	0.2%	—	0.0%	0.0%	—	0.0%	0.0%
Checking account overdraft	(0.5)	0.0%	0.2%	—	0.0%	0.0%	—	0.0%	0.0%
Payroll loans and personal credit	(38.9)	(0.4)%	13.8%	(30.5)	(0.6)%	14.1%	(26.2)	(0.8)%	21.9%
Business loans	(5.8)	(0.1)%	2.1%	(10.1)	(0.2)%	4.7%	(1.2)	0.0%	1.0%
Real estate loans	(61.0)	(0.7)%	21.6%	(51.8)	(1.1)%	24.0%	(42.3)	(1.3)%	35.4%
Rural loans	(5.7)	(0.1)%	2.0%	—	0.0%	0.0%	—	0.0%	0.0%
Total loss allowance	(282.4)	(3.2)%	100%	(215.6)	(4.5)%	100.0%	(119.5)	(3.6)%	100.0%
Total loans and allowances to customers, net of loss allowance	8,507.7			4,561.8			3,221.6

(1)
Total loan portfolio means our total loans and advances to customers and does not include amounts due from financial institutions.

Our ratio of allowance for credit losses to total loan portfolio was generally consistent in the reported years, representing 3.2%, 4.5% and 3.6% in 2020, 2019 and 2018 respectively. The significance of the allowances for losses relating to credit card increased in each of these years, representing 58.1%, 56.0% and 36.9% of our total loss allowance in 2020, 2019 and 2018 respectively, reflecting the growth of our credit card portfolio, which is derived from the overall growth of our customer base.

Allocation of Net Charge-Offs
The following table presents our net charge-offs by category of loans as of December 31, 2020, 2019 and 2018.
	As of December 31,
	2020			2019			2018
	Average Amount(1)	% of Total Average Loans	% of Total Net Charge-Offs	Average Amount(1)	% of Total Average Loans	% of Total Net Charge-Offs	Average Amount(1)	% of Total Average Loans	% of Total Net Charge-Offs
	(in millions of R$, except percentages)
Payroll Card	72.6	1.1%	—	85.4	2.1%	—	95.7	3.2%	—
Credit Card	1,259.2	19.2%	—	575.3	13.9%	—	202.6	6.8%	—
Overdraft protection agreement	12.4	0.2%	—	0.0	—	—	0.0	—	—
Checking account overdraft	20.7	0.3%	—	0.0	—	—	0.0	—	—
Payroll loans and personal credit	1,223.7	18.6%	—	828.8	20.0%	—	712.7	23.9%	—
Business loans	869.0	13.2%	—	361.1	8.7%	—	194.6	6.5%	—
Real estate loans	3,056.6	46.5%	—	2,294.7	55.4%	—	1,771.9	59.5%	—
Rural loans	59.8	0.9%	—	0.0	—	—	0.0	—	—
Total average loans outstanding(1)	6,574.1	100.0%	—	4,145.3	100.0%	—	2,977.5	100.0%	—
Payroll Card	0.8	1.1%	1.6%	1.5	1.8%	7.5%	1.0	1.1%	6.4%
Credit Card	30.7	2.4%	59.8%	8.4	1.5%	40.9%	1.8	0.9%	11.1%
Overdraft protection agreement	—	—	—	0.0	—	—	0.0	—	—
Checking account overdraft	2.9	14.0%	5.7%	0.0	—	—	0.0	—	—
Payroll loans and personal credit	7.0	0.6%	13.6%	4.8	0.6%	23.4%	4.7	0.7%	29.6%
Business loans	0.8	0.1%	1.6%	0.2	—	0.8%	1.8	0.9%	11.2%
Real estate loans	9.0	0.3%	17.5%	5.6	0.2%	27.4%	6.6	0.4%	41.6%
Rural loans	—	—	—	0.0	—	—	0.0	—	—
Total net charge-offs	51.3	3.9%	100.0%	20.4	4.1%	100.0%	15.9	3.9%	100.0%

(1)
Average amounts based on the average of the quarter-end balances within the year.

Our ratio of net charge-offs to total loan portfolio was generally consistent in the reported years, representing 3.9%, 4.1% and 3.9% in 2020, 2019 and 2018 respectively. The significance of the allowances for charge-offs relating to credit card increased in each of these years, representing 59.8%, 40.9% and 11.1% of our total net charge-offs in 2020, 2019 and 2018, respectively, reflecting the growth of our credit card portfolio, which is derived from the overall growth of our customer base. This also reflects the maturity of the loans and subsequent default and charge-off of the loans outstanding to older customers.
Deposits
Composition of Deposits per type and yield
The following table presents, with average balances, the breakdown of deposits by category as of December 31, 2020, 2019 and 2018.

	For the Year Ended December 31,
	2020		2019		2018
	Average Balance(1)	Average rate paid	Average Balance(1)	Average rate paid	Average Balance(1)	Average rate paid
	(in millions of R$, except percentages)
Time deposits:
Interest bearing	4,771.2	2.8%	2,259.0	5.8%	1,192.9	6.3%
Noninterest bearing	—		—		—
Total	4,771.2		2,259.0		1,192.9
Demand deposits:
Interest bearing	—	n.m.(2)	—	n.m.(2)	—	n.m.(2)
Noninterest bearing	6,713.4		2,094.1		677,8
Total	6,713.4		2,094.1		677,8

(1)
Average amounts based on the average of the month-end balances within each applicable year, unless otherwise indicated.

(2)
Not meaningful.

As of December 31, 2020, 2019 and 2018, all of our deposits were guaranteed by the Credit Guarantee Fund (FGC), up to the amounts covered by the FGC. See “Regulatory Matters — Credit Guarantee Fund.”
Maturity of Deposits
The following table sets forth information regarding the maturity of our uninsured time deposits as of December 31, 2020.
		Maturing
	As of December 31, 2020	Within 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
	(R$ million)
Time deposits in excess of insured limit:
Brazil	4,771.2	73.4	127.3	427.0	4,143.5	4,771.2
Total time deposits in excess of insured limit	4,771.2	73.4	127.3	427.0	4,143.5	4,771.2
Time Deposits in uninsured accounts
Brazil	—	—	—	—	—	—
Total time deposits in uninsured accounts	—	—	—	—	—	—
Total uninsured time deposits	4,771.2	73.4	127.3	427.0	4,143.5	4,771.2
Minimum Capital Requirements
Our capital indices were above the minimum requirements stipulated by Brazilian regulations as follows:
	As of December 31,
	2020	2019	2018
Basel III Requirements(1):
Basel Index(2)	31.9%	39.4%	29.9%
Capital Index Level 1(3)	31.9%	39.4%	29.9%

(1)
According to CMN Resolution No. 4,193, for institutions pertaining to a prudential conglomerate in accordance with the Accounting Plan of the Institutions of National Financial System — Cosif, the Additional Principal Capital must be calculated on a consolidated basis.
(2)
Minimum Required Reference Equity (or Regulatory Capital) = 8.625% (2018); 8% (from 2019).

(3)
Minimum Required Tier 1 Capital = 6.0% (since 2015).

	As of December 31
	2020	2019	2018
	(R$ million)
Minimum Required Reference Equity (or Regulatory Capital) * RWA Amount(1)	771.4	431.1	309.0

(1)
Minimum Required Reference Equity (or Regulatory Capital) = 8.625% (2018); 8% (from 2019).

The following table sets forth information regarding our capital adequacy as of December 31, 2020, 2019 and 2018, according to the regulations of the Central Bank and Basel III in force since October 1, 2013:
	As of December 31,
	2020	2019	2018
	(R$ million)
Reference Equity(1)	3,078.0	2,123.1	922.9
Tier 1 Capital	3,078.0	2,123.1	922.9
Tier 2 Capital	―	―	—
Risk-Weighted Assets (RWA)	9,643.1	5,388.3	3,090.2
Credit Risk (RWACPAD)	8,064.3	4,102.3	2,516.7
Market Risk (RWAMPAD)	476.8	565.8	64.7
Operational Risk (RWAOPAD)	1,102.0	720.2	508.7

(1)
Reference equity is the amount of available capital taken into consideration for the purpose of determining the operating limits of Brazilian financial institutions, and is composed of two levels. Tier I capital is represented by the composition of equity plus the balance of certain reserves, income and hybrid capital and debt instruments authorized by the Central Bank. Tier II capital is composed of revaluation reserves, contingency reserves, and special profit reserves related to mandatory dividends not yet distributed, preferred shares with cumulative dividends, certain subordinated debt instruments and hybrids, and related unrealized profits in the market value of securities available for sale.

MANAGEMENT
For purposes of this section, references to the “Company,” “we,” “us” and “our” refer only to Inter Platform, Inc.
We are managed by our board of directors and by our senior management, pursuant to our Articles of Association and the Cayman Companies Act.
Board of Directors
Upon the closing of the Proposed Transaction, our board of directors will be composed of nine members. Each director is appointed for a two-year term, unless they resign or their office is vacated earlier, provided, however, that such term shall be extended in the event that no successor has been appointed (in which case such term shall be extended to the date on which such successor has been appointed). Directors appointed by the board of directors hold office until the next annual general meeting. Our Articles of Association do not include a mandatory retirement age. Our Articles of Association also allow additional directors to be appointed by ordinary resolution.
Pursuant to the SoftBank Shareholders’ Agreement, which will be executed concurrently with the SoftBank Roll-Up, Softbank Group Corp., an affiliate of SoftBank, will have the right to appoint one member of our board of directors for so long it holds at least 5% of our share capital. For more information, see “Major Shareholders and Related Party Transactions — Shareholders’ Agreements.” We expect that our majority shareholders and Stone will amend their currently effective Banco Inter shareholders’ agreement to contemplate Stone’s right to appoint one member of our Board of Directors for so long it holds approximately 4.5% of our share capital. For more information, see “Major Shareholders and Related Party Transactions — Shareholders’ Agreements.”
The following table presents the names of the members of our board of directors at the time we complete the Proposed Transaction.
Name	Age	Position
Rubens Menin Teixeira de Souza	65	Chairman
Maria Fernanda Nazareth Menin Teixeira de Souza Maia	43	Member
José Felipe Diniz	60	Member*
Leonardo Guimarães Corrêa	63	Member*
Cristiano Henrique Vieira Gomes	64	Member*
Luiz Antônio Nogueira de França	59	Independent Member*
André Guilherme Cazzaniga Maciel	40	Independent Member*
Carlos Henrique Carneiro de Medeiros	39	Independent Member*
Thiago dos Santos Piau	32	Independent Member*

*
Director nominee. Appointment subject to completion of the Proposed Transaction.

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is at Av. Barbacena, 1.219, Santo Agostinho — Belo Horizonte, Minas Gerais, Brazil, Zip Code 30190-131.
Rubens Menin Teixeira de Souza is the chairman of our board of directors. He holds a Degree in Civil Engineering from Universidade Federal de Minas Gerais — UFMG. He is a founder of Banco Inter S.A. and has served as the chairman of Banco Inter S.A.’s board of directors since its founding. Mr. Menin Teixeira de Souza is also a founder of MRV Engenharia, a publicly-traded company in Brazil, where he served as its chief executive officer until March 2014 and currently serves as the chairman of its board of directors. He is also the chairman of the board of directors of LOG Commercial Properties S.A., a publicly-traded company in Brazil, Urbamais Properties e Participações S.A., and forms part of the MRV Group. Rubens

Menin Teixeira de Souza, chairman our our board of directors, is the father of João Vitor N. Menin T. de Souza, our CEO, and Maria Fernanda Nazareth Menin Teixeira de Souza Maia, member of our board of directors.
Maria Fernanda Nazareth Menin Teixeira de Souza Maia. Mrs. Maia holds a law degree from Faculdade Milton Campos and a postgraduate degree in Economics and Corporate Law from Fundação Getúlio Vargas- FGV EAESP. She is a member of the Corporate Law Committee of Bar Order of Minas Gerais — OAB/MG. Mrs. Maia acted as Executive Legal Manager and Chief Legal Officer in MRV Engenharia until 2019. Maria Fernanda Nazareth Menin Teixeira de Souza Maia is the daughter of Rubens Menin Teixeira de Souza, chairman our our board of directors, and sister of João Vitor N. Menin T. de Souza, our CEO.
José Felipe Diniz. Mr. Diniz holds a degree in economics from Pontifícia Universidade Católica de Minas Gerais. In addition to being our board member, he is also a managing partner of Santa Rosa Urbanismo and was Vice President of Communications at Sinduscon in the State of Minas Gerais from 2003 to 2005.
Leonardo Guimarães Corrêa is a member of our board of directors, treasury director of Banco Inter and an officer of Inter Platform. Mr. Corrêa holds a degree in Economics from Universidade Federal de Minas Gerais — UFMG and a postgraduate degree in Finance from Fundação Getúlio Vargas. Between 1982 and 1990, he worked at Lloyds Bank as treasury manager. From 1990 to 2000, he worked at J.P. Morgan, eventually holding the position of Treasury Officer for Brazil. Mr. Guimarães Corrêa was a member of Banco Pactual from 2000 to 2003. From 2003 to 2006, he was a member of Perfin Administração de Recursos, an independent funds manager specializing in managing investment funds. He has worked at MRV Engenharia until March 2019, as chief financial officer and investor relations officer.
Cristiano Henrique Vieira Gomes. Mr. Vieira Gomes holds a degree in Economic Sciences from Pontifícia Universidade Católica de Minas Gerais and a postgraduate degree in International Relations from Mary Ward University in the city of London in the United Kingdom. He has also completed coursework in International Banking from Manchester Business School in the city of Manchester in the United Kingdom and participated in the Advanced Management Program at INSEAD in the city of Fontainebleau in France. He joined Inter as Chief Commercial Officer, a position he held from 2011-2015, and was elected to our board of directors in May 2016. Before joining Inter, he was the chief financial officer of Banco Mercantil do Brasil S.A. from 2007 to 2008, and an entrepreneur in the real estate sector from 2000 until 2006. Mr. Vieira Gomes held a variety of positions at Banco Interatlantico S.A., including statutory executive officer and member of its credit committee in 1994, and served on its Executive Board for Marketing and Corporate Banking from 1996 until 1999. He also worked at Lloyds Bank PLC, where he eventually held the position of Senior Manager of Foreign Trade from 1982 until 1990. He has participated in various associations including the British Chamber — Rio de Janeiro from 1990 to 1999, the American Chamber — Rio de Janeiro from 1990 to 1999, the British Chamber — São Paulo from 1986 to 1990, Canning House — Latin American Society in the city of London from 1987 to 1989, and the Caxias do Sul Trade Association from 1984 until 1986.
Luiz Antônio Nogueira de França. Mr. de França holds a degree in Civil Engineering from Universidade Presbiteriana Mackenzie de São Paulo in 1985. Between 2006 and 2015, he served as a mortgage loan officer at Banco Itaú Unibanco S.A., where he was also responsible for backoffice operations, products, treasury, and wholesale distribution and retail between 2012 and 2015. Mr. de França is currently president of the Brazilian Association of Real Estate Developers (Associação Brasileira de Incorporadoras Imobiliárias), chairman of the board of Renac and a partner at France Participações. Mr. de França was a member of Tecnisa’s board of directors between 2015 and 2017. From 2007 to 2011, Mr. França was the director of FEBRABAN, president of ABECIP and a board member of the CNF. Additionally, he was chairman of the board of directors of Companhia Brasileira de Securitização, a financial services company.
Carlos Henrique Carneiro de Medeiros. Mr. Medeiros is a partner at SoftBank Group International and focuses primarily on businesses that involve commercial transactions, including digital advertising, payments, financial institutions and marketplaces across in Latin America. Previously, for 7 years Carlos led the direct investment practice at VR Investments in New York, focusing on core portfolio of public and private companies that are well positioned to benefit from secular changes in technology, demographics and politics, primarily in the United States and Europe. His previous experience includes investment banking at UBS in New York and a senior analyst position at Constellation Asset Management in Brazil. He holds an MBA from Columbia University and an undergraduate degree from FGV in Sao Paulo, Brazil.
Thiago dos Santos Piau. Prior to becaming Stone’s CEO in 2017, he was Chief Operations Officer and Chief Financial Officer at Stone. He is a partner at ACP Investment Ltd. — Arpex Capital, where he was responsible for the definition of the business strategy, investment structuring, merger and acquisition transactions and oversees the management of portfolio companies. In 2011, he founded Paggtaxi, where he served as a partner until 2013. Piau conducted studies in mechanical engineering at Universidade Federal do Rio de Janeiro from 2007 to 2011 and participated in the Key Executive Program at Harvard Business School in 2013. He also participated in the Owner President Manager Program at Harvard Business School in 2018.
Executive Officers
We have a strong centralized management team led by João Vitor N. Menin T. de Souza, our CEO, with broad experience in the financial services industry.
The following table presents the names of our executive officers at the time we complete the Proposed Transaction.
Name	Age	Position
João Vitor N. Menin T. de Souza	39	Chief Executive Officer
Helena Lopes Caldeira	34	Chief Financial and Investor Relations Officer
Alexandre Riccio de Oliveira	41	Chief Operation Officer
Marco Túlio Guimarães	61	Chief Commercial Officer
Ricardo Vescovi de Aragão	51	Chief Organization Development Officer
Ana Luiza Vieira Franco Forattini	46	Chief Governance and Compliance Officer
Priscila Salles Vianna de Paula	33	Chief Marketing & Customer Experience Officer
Guilherme Ximenes de Almeida	41	Chief Technology Officer
Janderson de Miranda Facchin	46	Officer
Sebastião Luiz da Silva	69	Officer
Ray Tarick Pereira Chalub	35	Officer
Lucas de Souza Bernardes	37	Officer
Frederico Correa Ferreira de Melo	41	Officer
Felipe Bottino	39	Officer
Thiago Garrides Cabral de Lima	39	Officer
Leonardo Guimarães Correa	63	Officer
André Jacques Luciano Uchoa Costa	44	Officer
The following is a brief summary of the business experience of our executive officers.
João Vitor N. Menin T. de Souza is the chief executive officer of Inter Platform and Banco Inter. He holds a degree in Civil Engineering from FUMEC and an MBA in Finance from IBMEC. He joined Banco Inter S.A. in 2004 and was elected to its board of directors in April 2005. Mr. Nazareth Menin Teixeira de Souza became Banco Inter S.A.’s Executive Officer in April 2008 and chief executive officer in December 2015. He has extensive experience in the financial and capital markets, having worked on and/or led Banco Inter S.A’s main projects for the last ten years. Furthermore, Mr. Nazareth Menin Teixeira de Souza has been a member of the Decision-Making Council of the Associação Órbi Conecta since mid-2017, a not-for-profit association whose purpose is to encourage and support Brazilian innovation and technological entrepreneurship. João Vitor N. Menin T. de Souza is the son of Rubens Menin Teixeira de Souza, chairman of our board of directors, and brother of Maria Fernanda Nazareth Menin Teixeira de Souza Maia, member of our board of directors.

Helena Lopes Caldeira is the chief financial and investor relations officer of Inter Platform and Banco Inter. Ms. Lopes Caldeira holds a degree in Economics from IBMEC and an MBA from London Business School and a Certificate of Investment Manager from ANBIMA (CGA). She joined Inter in 2016 as Business Development Manager and was appointed Superintendent of Investor Relations and Financial Planning in December 2017. Prior to joining Inter, she worked as a Fixed Income Portfolio Manager at Araújo Fontes from 2009 until 2013 and as a New Business Advisor for Grupo Ferreira Lopes in 2014.
Alexandre Riccio de Oliveira is the chief operation officer of Inter Platform and vice president of technology, operations and finance of Banco Inter. He holds a degree in Civil Engineering from Universidade Federal de Minas Gerais — UFMG, and an MBA from the Kellogg School of Management, Northwestern University. He joined Banco Inter S.A. in 2013 as the superintendent of development, was elected an executive officer in April 2015, and vice president and investor relations officer in December 2015. Before joining Inter, Mr. Riccio de Oliveira worked as a consultant at The Boston Consulting Group from 2011 until 2013, as operations manager at Gerdau Ameristeel from 2006 until 2010 and as a consultant at Falconi from 2004 until 2006). Mr. Riccio de Oliveira was previously an entrepreneur in the area of sports nutrition.
Marco Túlio Guimarães is the chief commercial officer of Inter Platform and vice president of banking products of Banco Inter. Mr. Túlio Guimarães holds a degree in Business Administration from FUMEC, Belo Horizonte — MG (1984) and a specialization in Capital Markets and Securities Portfolio Management from Universidade Federal de Minas Gerais — UFMG, ABRAPP and BOVMESB. He joined Inter in 2007, was elected an officer in July 2008 and became our commercial executive officer in December 2015. Before joining the Inter Group, Mr. Túlio Guimarães gained extensive commercial experience as a businessman and managing partner at several companies in retail and in car dealerships from 1993 until 2007.
Ricardo Vescovi de Aragão is the chief organization development officer of Inter Platform and Banco Inter. Mr. Aragão graduated with a decree in Metalurgical Engineering from Universidade Federal do Espírito Santo. He has over 25 years of experience as an executive, including as the COO of Samarco Mineração from 2006 to 2011 and as the CEO of the company from 2012 to 2015. Prior to holding these positions, Mr. Aragão was the General Marketing Manager from 2001 to 2004 and Plant Manager from 2004 to 2006. As a leader in a multinational corporation with over 3,000 employees and 4,000 third-party contractors, he has obtained significant experience managing different cultures and corporate disciplines. Since 2014, he has also been a member of the Gorceix Foundation Council (Conselho da Fundação Gorceix), a nonprofit research organization, affiliated with the Universidade Federal de Ouro Preto.
Ana Luiza Vieira Franco Forattini is the chief governance and compliance officer of Inter Platform and Banco Inter. Ms. Forattini holds a law degree from the Milton Campos Law School, a Master of Laws from the University of Houston, having obtained a scholarship from the Fulbright Commission in 2001. She joined Inter in October 2015 as superintendent of legal and institutional relations and was subsequently appointed administrative superintendent in May 2016. Before joining Inter, Ms. Forattini worked as a consultant in the area of corporate governance from 2014 to 2015. She also worked at the Tarpon Investimentos group, initially as a member of the legal and corporate risk management committees of invested companies and subsequently as head of the legal department of Omega Energia from 2012 until 2014. Ms. Forattini has also worked in the capital markets and M&A departments of the law firm Machado, Meyer, Sendacz e Opice Advogados from 2006 until 2012, in the capital markets department of the law firm Souza, Cescon, Barrieu e Flesch Advogados from 2002 until 2006 and as an international lawyer at the law firm Andrews Kurth LLP in Houston, Texas from 2001 until 2002.
Priscila Salles Vianna de Paula is the chief marketing & customer experience officer of Inter Platform and Banco Inter. Mrs. Salles Vianna de Paula holds a degree in Social Communications from Pontifícia Universidade Católica de Minas Gerais and a postgraduate degree in Marketing and Business Management from Ibmec. Her professional experience includes a position in the institutional communication department in 2009 and a Marketing Analyst from 2009 until 2011 at RKM Engenharia Ltda. In 2011, she joined Inter, where she held the position of Head of Marketing from 2011 until 2016, Executive Manager of Customer Relationships and Marketing from 2016 until 2018 and Superintendent of Marketing and CRM in 2018. She was elected to Inter’s Executive Board in 2019.
Guilherme Ximenes de Almeida is the chief technology officer of Inter Platform and Banco Inter. Mr. Ximenes de Almeida holds a degree in Electrical Engineering from the Instituto Mauá de Tecnologia, a postgraduate degree in Financial Management from INSPER (formerly IBMEC) and is currently studying to earn an Advanced Project Management Certificate from Stanford University. He joined Inter in 2015 as a technology manager responsible for digital products solutions. Before joining the Inter Group, he worked as a project coordinator and IT specialist at Smiles S.A. from 2012 until 2015 and at Gol Airlines from 2009 until 2012, as well as a systems consultant at Accenture from 2004 until 2009.
Janderson de Miranda Facchin is the chief accounting officer of Banco Inter and an officer of Inter Platform. Mr Facchin holds an accounting degree from Universidade São Marcos and completed one comptrollership MBA at Fundação Getúlio Vargas — São Paulo and a tech-driven management MBA at Universidade de Anhanguera — São Paulo. He also holds a postgraduate degree in Financial and Credit Markets from FIPECAFI and the Institute of Chartered Accountants in England and Wales, an extension course in business management from Saint Paul Escola de Negócios and a postgraduate degree in exponential business administration from Startse. He is an executive with experience in M&A transactions, private label cards and credit cards, investment funds, structured transactions and insurance. He has worked in the financial market in institutions such as Tribanco from Grupo Martin, Banco Caixa Geral, a company from the Portuguese group CDG, Concórdia Banco S/A, from Grupo Sadia, Banco Fíbria, Banco BBA Creditanstalt and Banco Fenícia.
Sebastião Luiz da Silva is a chief commercial officer of Banco Inter and an officer of Inter Platform. Mr. da Silva holds a degree in Economic Sciences from the Universidade Católica da Bahia and a postgraduate degree in Financial Administration from UNA, in Belo Horizonte - MG (1981). He has significant experience in the banking sector and the financial market. He joined Inter in 2002, when he was elected an officer. Before joining Inter Group, he was an Executive Officer at Banco BMC (1998 to 2002), an Officer at Banco Fibra (1996 to 1998), an Executive Commercial Officer at Banco BMG (1988 to 1996), a Commercial Superintendent at Banco Iosphe (1985 to 1988) and a trainee at Chase Manhattan Bank (1975 to 1984). He is currently a Director of IBEF — MG, and was the Administrative and Financial Officer of the International Chamber of Commerce (1992 to 1996) and a Member of the Financial Committee of the American Chamber of Commerce — Bahia Chapter (1984 to 1992).
Ray Tarick Pereira Chalub is the chief operations officer of Banco Inter and an officer of Inter Platform. Mr. Chalub graduated in Electronic and Telecommunications Engineering at PUC, in Belo Horizonte — MG, with an MBA in Project Management with an emphasis on IT and a Master’s in Business Administration with a focus on Innovation and Business Models. Joined Inter in 2015, having been elected Officer in January 2019, responsible for the areas of Digital Account, Means of Payment, Payroll Loan Operations and Process Operations.
Lucas de Souza Bernardes is the chief security, data governance and operational risks officer of Banco Inter and an officer of Inter Platform. Mr. Bernardes holds a degree in Business from FUMEC-MG University and holds a Master’s in Business Administration degree in Business Management and Information Technology from IETEC-MG. He joined Inter in August 2019 as an officer and focuses on managing operational risks, with emphasis on data security, data governance and privacy, as well as anti-money laundering and internal controls. Mr. Bernardes previously worked as partner of PricewaterhouseCoopers (PwC), where he worked for 12 years, he acted as systems and processes auditor and, more recently, one of the leaders in cybersecurity and privacy consulting in the São Paulo office. Always active in financial institutions, he became a specialist in Data Governance and Cyber Crisis Management.
Frederico Correa Ferreira de Melo is a chief comercial officer of Banco Inter and an officer of Inter Platform. Mr. de Melo holds a law degree from Pontífica Universidade Católica of Minas Gerais — PUC MG, and concluded a specialization course in strategic negotiation offered by Insper — São Paulo. He began his career at Inter in 2015 as a manager of corporate bank accounts, later being promoted to Commercial Comptroller for Corporate Entities, a function he still holds to date. Before joining Inter he was a manager of corporate bank accounts at Banco Bradesco.
Felipe Bottino is the chief investment officer of Banco Inter and an officer of Inter Platform. Mr. Bottino is Chief Investment Officer in Banco Inter. Previously he was CEO and responsible for the launch of Santander group’s digital brokerage, in addition to Head of Insurance, Consortium and Capitalization of the institution. Graduated in Production Engineering and MBA from Massachusetts Institute of Technology, having his thesis on Robo Advisor and Social Security guided by nobel prize winner Robert C.

Merton between 2010 and 2012, throughout his career he was also Social Security Director of at Icatu Seguros for 6 years. He also worked in the area of managerial risk and equity at Gávea Investimentos for 4 years.
Thiago Garrides Cabral de Lima is the chief risks officer of Banco Inter and an officer of Inter Platform. Mr. Garrides is CRO at Banco Inter and has extensive experience in finance. Previously, he served for 11 years several roles in financial management, treasury, controllership and Fiat Chrysler Automobiles Group risk management, becoming Chief Financial Officer and Risk Director at Banco FIDIS (FCA) from 2016 to 2019. During his career, he also went through the Banco Mercantil do Brasil, which he remained for 8 years, and through Arcelor Mittal Group, for 3 years, performing functions in Financial Management and Risk Management. Graduated in Business Administration and Accounting Thiago also has a specialization in Controllership, Financial Management and Banking.
For information on Leonardo Guimarães Correa, see “ — Board of Directors,” above.
André Jacques Luciano Uchoa Costa is the legal officer and ombudsman of Banco Inter and an officer of Inter Platform. Mr. Costa is a lawyer and holds a postgraduate degree in Economics and Business Law from Fundação Getúlio Vargas. He also holds a Master’s degree in Commercial Law from Federal University of Minas Gerais, a LL.M from Northwestern University School of Law and Certificate in Business Administration by Kellogg School of Business. Mr. Costa joined Inter in August 2020 as Legal Director. Before joining Inter, he worked as a lawyer at ETAD — Ernesto Tzirulnik Advocacia, at Duane Morris and lastly as a partner at Battella Lasmar & Silva Advogado.
The current business addresses for our executive officers is at Barbacena Avenue, 1.219, 13th to 24th floors, Santo Agostinho — Belo Horizonte, Minas Gerais, Brazil, ZIP Code 30190-131.
Foreign Private Issuer Status
NASDAQ listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of NASDAQ. The application of such exceptions requires that we disclose each NASDAQ corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant NASDAQ corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of NASDAQ in respect of the following:
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the majority independent director requirement under Section 5605(b)(1) of NASDAQ listing rules.

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the requirement under Section 5605(c)(2)(A) of NASDAQ listing notes that the audit committee must be comprised of at least three members.

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the requirement under Section 5605(d) of NASDAQ listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation.

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the requirement under Section 5605(e) of NASDAQ listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors.

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the requirement under Section 5635(d) of NASDAQ listing rules that a listed issuer obtain stockholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common stock) that equal 20% or more of the issuer’s outstanding common stock or voting power prior to such issuance or sale.

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the requirement under Section 5605(b)(2) of NASDAQ listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

Cayman Islands law does not impose a requirement that the board consist of a majority of independent directors or that such independent directors meet regularly without other members present. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process.

Controlled Company Exception
Upon conclusion of the Proposed Transaction, our controlling shareholders will beneficially own all of Inter Platform Class B Common Shares, representing approximately 80% of the voting power of our outstanding share capital (assuming that no Banco Inter Shareholder elects to receive Cash Redeemable Shares). As a result, we will be a “controlled company” within the meaning of the corporate governance standards of NASDAQ corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company.”
As a “controlled company,” we may elect not to comply with certain corporate governance standards, including the requirements that:
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A majority of our board of directors consist of independent directors.

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Our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

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Our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

For so long as we qualify as a controlled company, we may take advantage of these exemptions. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our common shares continue to be listed on NASDAQ, we will be required to comply with the corporate governance standards within the applicable transition periods.
Committees
Audit Committee
Our audit committee, which will consist of André Guilherme Cazzaniga Maciel, Cristiano Henrique Vieira Gomes and Luiz Antônio Nogueira de França will assist our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The audit committee will consist exclusively of members of our board of directors who are financially literate, and André Guilherme Cazzaniga Maciel is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that André Guilherme Cazzaniga Maciel and Luiz Antônio Nogueira de França satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act. We will rely on the exemption set forth in Rule 10A-3(b)(iv) for one year from the date of effectiveness of our registration statement.
The audit committee will be governed by a charter that complies with NASDAQ rules and such charter will be posted on our website prior to the listing of our common shares on NASDAQ.
Upon conclusion of the Proposed Transaction, the audit committee will be responsible for, among other things:
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The appointment, compensation, retention and oversight of any auditor or accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

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Pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services.

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Reviewing and discussing with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit;

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Obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and the Company consistent with the applicable PCAOB requirements regarding the independent auditor’s communications with the audit committee concerning independence.

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Confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law.

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Reviewing with management, in separate meetings whenever the Audit Committee deems appropriate, any analyses or other written communications prepared by the Management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements; and other critical accounting policies and practices of the Company.

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Reviewing, in conjunction with the Chief Executive Officer and Chief Financial Officer of the Company, the Company’s disclosure controls and procedures and internal control over financial reporting.

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Establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

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Approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The audit committee will meet as often as it determines is appropriate to carry out its responsibilities, but in any event will meet at least four times per year.
Compensation and Nomination Committees
As permitted by the listing requirements of NASDAQ, we have opted out of NASDAQ Listing Rule 5605(d) which requires a compensation committee consisting entirely of independent directors. Similarly, as permitted by the listing requirements of NASDAQ, we have opted out of NASDAQ Listing Rule 5605(e) which requires that director nominees be selected or recommended for the boards selection either by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate or by a nomination committee comprised solely of independent directors.
Banco Inter has a People and Compensation Committee to assist Banco Inter’s board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to its directors and executive officers. Banco Inter’s People and Compensation Committee main attributions relate to drafting and proposing adjustments to Banco Inter’s Compensation Policy, Nominating and Appraising Policy and Management Succession Policy, as well as supervises the implementation of such policies. The committee responsibilities also include:
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Determining the criteria for compensation of managers;

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Evaluating and proposing improvements to policies for people development, training, compensation, benefits, incentives, and retention of talents;

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Evaluating and proposing improvements to the methods of recruitment and hiring adopted by Banco Inter;

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Evaluating means of monitoring the organizational climate;

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Evaluating means of cultural intervention and evolution;

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Evaluating potential candidates for positions of members of the management and key positions in Banco Inter’s subsidiaries and investees; and

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Ensuring mapping and monitoring of potential talent to ensure succession pipeline.

Code of Ethics
Banco Inter has adopted a code of ethics applicable to its board of directors and all employees, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as insider trading and equal opportunity and non-discrimination standards. We intend to amend this code of ethics and approve it so that it applies to Inter Platform. Since its effective date in 2013, there have been no waivers of compliance with the code of ethics. Banco Inter last amended its code of ethics on August 28, 2019.
Compensation of Directors and Officers
Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere.
For the years ended December 31, 2020, 2019 and 2018, the aggregate compensation expense for the members of the board of directors and executive officers of Banco Inter S.A. for services in all capacities was R$4.9 million, R$4.6 million and R$3.8 million, respectively, which includes both benefits paid in kind and compensation. The compensation reported above was paid by Banco Inter S.A., which was a listed company in Brazil, and not by Inter Platform directly.
Employment Agreements
None of our executive officers have entered into employment agreements with us. None of our directors have entered into service agreements with us.
Long-Term Incentive Plan
Banco Inter currently has three effective Preferred Stock Option Plans for the benefit of its executives and employees (“LTIP”). In connection with the Proposed Transaction, we intend to amend the existing LTIP to provide for equity incentive awards with respect to Inter Platform Class A Common Shares, for the purpose of advancing the interests of our shareholders by enhancing our ability to motivate and reward eligible service providers to perform at the highest level. The LTIP will govern the issuances of equity incentive awards with respect to Inter Platform Class A Common Shares from and after the conclusion of the Proposed Transaction. It is intended that the maximum number of Class A common shares initially available for issuance pursuant to equity incentive awards granted under the LTIP will not exceed    % of our common shares outstanding at any given time. Our board of directors may adjust the number of Class A common shares available for issuance under the LTIP from time to time in its discretion.
Equity incentive awards may be granted to our employees, non-employee directors, officers, consultants or other individual service providers, as well as holders of equity compensation awards granted by a company that may be acquired by us in the future. Awards under the LTIP may be granted in the form of stock options, stock appreciation rights, restricted stock, restricted stock units (or RSUs), performance awards or other stock-based awards. Stock options and stock appreciation rights will have an exercise price determined by the administrator but that is no less than the fair market value of the underlying Class A common shares on the date of grant.
The vesting conditions for grants under the LTIP will be determined by the administrator and, in the case of restricted stock and RSUs, will be set forth in the applicable award documentation. For stock options, the administrator will determine the exercise price of the option, the term of the option and the time or times at which the option may be exercised. Performance awards will be subject to performance conditions as specified by the administrator and will be settled in cash, Class A common shares, other awards, other property, net settlement or any combination thereof, as determined by the administrator in its discretion, following the end of the relevant performance period.
The LTIP will be administered by our Board of Directors.
Directors’ and Officers’ Insurance
Prior to the conclusion of the Proposed Transaction, we intend to contract civil liability insurance coverage for acts carried out by our directors and executive officers in the course of their duties.

Share Ownership
The shares and any outstanding beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in the section entitled “Principal Shareholders.”

INTER PLATFORM — SHARE CAPITAL AND CONSTITUENT DOCUMENTS
For purposes of this section, references to the “Company,” “we,” “us” and “our” refer only to Inter Platform, Inc.
General
We were incorporated on January 26, 2021, as a Cayman Islands exempted company with limited liability with the Cayman Islands Registrar of Companies. Our corporate purposes are unrestricted and we have the authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Cayman Companies Act.
Our affairs are governed principally by: (1) our Articles of Association; (2) the Cayman Companies Act; and (3) the common law of the Cayman Islands. As provided in our Articles of Association, subject to Cayman Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
As of the date of this prospectus, Inter Platform’s authorized share capital is US$50,000 divided into 5,000,000,000 shares of par value of US$0.00001 each, comprised of 229,855,124 common shares of par value of US$0.00001 each, 4,729,759,554 ordinary shares of par value of US$0.00001 each and 40,385,322 preferred shares of par value of US$0.00001 each. As of the date of this prospectus, 229,855,124 common shares and 40,385,322 preferred shares were issued, fully paid and outstanding. Immediately prior to the consummation of the Proposed Transaction, our authorized share capital will be subdivided to and our Articles will provide for an authorized share capital of US$50,000 divided into 20,000,000,000 shares of a nominal or par value of US$0.0000025 each, comprised of 10,000,000,000 Class A Common Shares of a nominal or par value of US$0.0000025 each, 5,000,000,000 Class B Common Shares of a nominal or par value of US$0.0000025 each and 5,000,000,000 undesignated shares of a nominal or par value of US$0.0000025 each, all shares held by Costellis International Limited will be converted into Inter Platform Class B Common Shares based on the Exchange Ratios and as if the shares were Banco Inter shares and all shares held by Hottaire International Limited will be converted into Inter Platform Class A Common Shares based on the Exchange Ratios and as if the shares were Banco Inter shares. For more information, see “Major Shareholders and Related Party Transactions.”
We intend to apply to list Inter Platform Class A Common Shares on NASDAQ under the symbol “BIDI.”
Initial settlement of Inter Platform Class A Common Shares will take place on the completion date of the Proposed Transaction through The Depository Trust Company (“DTC”), in accordance with its customary settlement procedures for equity securities. Each person owning Class A Common Shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the Class A Common Shares. Persons wishing to obtain certificates for their Class A Common Shares must make arrangements with DTC.
Inter Platform Class B Common Shares will not be freely tradable and will not be listed on any exchange.
The following is a summary of the material provisions of our authorized share capital and our Articles of Association.
Share Capital
Our Articles of Association authorize two classes of common shares: Class A Common Shares, which are entitled to one vote per share and Class B Common Shares, which are entitled to 10 votes per share and to maintain a proportional ownership and voting interest in the event that additional Class A Common Shares are issued. Any holder of Class B Common Shares may convert his or her shares at any time into Class A Common Shares on a share-for-share basis. The rights of the two classes of common shares are otherwise identical, except as described below. See “— Anti-Takeover Provisions in our Articles of Association — Two Classes of Common Shares.”
Immediately prior to the consummation of the Proposed Transaction, our total authorized share capital was US$50,000, divided into 20,000,000,000 shares with a par value of US$0.0000025 each, of which:
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10,000,000,000 shares are designated as Class A Common Shares;

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5,000,000,000 shares are designated as Class B Common Shares; and

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5,000,000,000 shares are undesignated.

The remaining authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.
If the Proposed Transaction is concluded, the same shareholders of Banco Inter will be shareholders of Inter Platform, except for the shareholders that exercise Withdrawal Rights or elect to receive Cash Redeemable Shares. Upon conclusion of the Proposed Transaction, Inter Platform will have a total issued share capital of US$        , divided into         common shares. Those common shares will be divided into:
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        Class A Common Shares and        Class B Common Shares, assuming that no former Banco Inter Shareholder elects to receive Cash Redeemable Shares; or

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        Class A Common Shares and        Class B Common Shares, assuming that former Banco Inter Shareholders elect to receive Cash Redeemable Shares resulting in an aggregate cash payment in the amount of the Cash Redemption Threshold.

Treasury Stock
At the date of this prospectus, we have no shares in treasury.
Issuance of Shares
Except as expressly provided in our Articles of Association, our board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the company’s capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Cayman Companies Act.
We will not issue bearer shares.
Our Articles of Association provide that at any time that there are Class A Common Shares in issue, additional Class B Common Shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (2) a merger, consolidation, or other business combination involving the issuance of Class B Common Shares as full or partial consideration; or (3) an issuance of Class A Common Shares, whereby holders of the Class B Common Shares are entitled to purchase a number of Class B Common Shares that would allow them to maintain their proportional ownership and voting interests in us (following our offer to each holder of Class B Common Shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B Common Shares as would ensure such holder may maintain a proportional ownership and voting interest in us pursuant to our Articles of Association).
In light of: (a) the above provisions; and (b) the ten-to-one voting ratio between Inter Platform Class B Common Shares and Class A Common Shares, holders of Inter Platform Class B Common Shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentration of ownership and voting power will limit or preclude your ability to influence corporate matters for the foreseeable future. For more information, see “— Preemptive or Similar Rights.”
Fiscal Year
Our fiscal year begins on January 1 of each year and ends on December 31 of the same year.
Voting Rights
The holder of a Class B common share is entitled, in respect of such share, to 10 votes per share, whereas the holder of a Class A common share is entitled, in respect of such share, to one vote per share. The holders of Class A Common Shares and Class B Common Shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.
Our Articles of Association provide as follows regarding the respective rights of holders of Class A Common Shares and Class B Common Shares:
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separate class consents from the holders of Class A Common Shares and Class B Common Shares, as applicable, shall be required for any variation to the rights attached to their respective class of shares; however, the Directors may treat the two classes of shares as forming one class if they consider that both such classes would be affected in the same way by a proposal;

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the rights conferred on holders of Class A Common Shares shall not be deemed to be varied by the creation or issuance of additional Class B Common Shares; and the rights conferred on holders of Class B Common Shares shall not be deemed to be varied by the creation or issuance of additional Class A Common Shares; and

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the rights attaching to the Class A Common Shares and the Class B Common Shares shall not be deemed to be varied by the creation or issuance of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

As set forth in our Articles of Association, the holders of Class A Common Shares and Class B Common Shares, respectively, do not have the right to vote separately if the number of authorized shares of such class is increased or decreased. Rather, the number of authorized Class A Common Shares and Class B Common Shares may be increased or decreased (but not below the number of shares of such class then outstanding) by both classes voting together by way of an “ordinary resolution,” which is defined in the Articles of Association as being a resolution (1) of a duly constituted general meeting passed by a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote present in person or by proxy and voting at the meeting; or (2) approved in writing by all of the shareholders entitled to vote at a general meeting in one or more instruments each signed by one or more of the shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.
Conversion Rights
Each Class B Common Share may be converted into one Class A Common Share (i) upon delivery of notice to Inter Platform, at its registered office, in the form described in our Articles of Association, or (ii) automatically upon any transfer of such Class B Common Share, whether or not for value, except for certain limited transfers described in our Articles of Association. Such transfers include transfers to affiliates, one or more trustees of a trust established for the benefit of the shareholder or their affiliates, and partnerships, corporations and other entities owned or controlled by the shareholder or their affiliates.
Upon conversion of Class B Common Shares into Class A Common Shares, the resulting Class A Common Shares may be transferred, subject to any restrictions under applicable law.
As set forth in Inter Platform’s Articles of Association, each Class B common share will convert automatically into one Class A common share and no Class B Common Shares will be issued thereafter if, at any time, the total number of votes of the outstanding Class B Common Shares represents less than 10% of the voting share rights of the Company. Additionally, the holders of a majority of the then outstanding Class B Common Shares have the right to require that all outstanding Class B Common Shares be converted.
Preemptive or Similar Rights
The Class B Common Shares are entitled to maintain a proportional ownership and voting interest in the event that additional Class A Common Shares are issued. As such, except for certain exceptions, if we increase our share capital or issue common shares, we must first make an offer to each holder of Class B Common Shares to issue to such holder on the same economic terms such number of Class A Common Shares and Class B Common Shares, as applicable, as would ensure such holder may maintain a proportional ownership and voting interest. This right to maintain a proportional ownership interest may be waived by the holders of two-thirds of the Class B Common Shares pursuant to an SEC-registered public offering of Class A Common Shares. Pursuant to our Articles of Association, preemptive rights will be deemed waived to the extent a holder of Class B Common Shares does not exercise them within 30 days of us first making an offer to such holder of Class B Common Shares.
Equal Status
Except as expressly provided in our Articles of Association, Class A Common Shares and Class B Common Shares have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. In the event of any: (1) merger, consolidation, scheme, arrangement or other business combination requiring the approval of our shareholders entitled to vote thereon (whether or not we are the surviving entity), (2) tender or exchange offer to acquire any Class A Common Shares or Class B Common Shares by any third party pursuant to an agreement to which we are a party, or (3) tender or exchange offer by us to acquire any Class A Common Shares or Class B Common Shares, in each such case the holders of Class A Common Shares shall have the right to receive, or the right to elect to receive, the same form of consideration (as shall be adjusted, in the case of share or equivalent consideration, by the directors so as to account for the different economic and voting rights that exist or may exist between such consideration and the share classes) as the holders of Class B Common Shares, and (except as foresaid) the holders of Class A Common Shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B Common Shares.
Record Dates
For the purpose of determining shareholders entitled to notice of, or to vote at any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, our board of directors may set a record date which shall not exceed 40 days prior to the date where the determination will be made.
General Meetings of Shareholders
As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as a shareholder at the applicable record date for that meeting and, in order to vote, all calls or installments then payable by such shareholder to us in respect of the shares that such shareholder holds must have been paid.
Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one vote per Class A common share and 10 votes per Class B common share.
As a Cayman Islands exempted company, we are not obliged by the Cayman Companies Act to call annual general meetings; however, our Articles of Association provide that in each year Inter Platform will hold an annual general meeting of shareholders, within the first four months following the end of its fiscal year, provided that our board of directors has the discretion whether or not to hold an annual general meeting in 2021. For the annual general meeting of shareholders, the agenda will include, among other things, the presentation of the annual accounts and the report of the directors. In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.
Also, we may, but are not required to (unless required by the laws of the Cayman Islands), hold other general meetings during the year.
General meetings of shareholders are generally expected to take place in Belo Horizonte, Brazil, but may be held elsewhere, including virtually, if the directors so decide.
The Cayman Companies Act provides shareholders a limited right to request a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting in the absence of specific provisions of a company’s Articles of Association. Our Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. Our Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.
Subject to regulatory requirements, the annual general meeting and any extraordinary general meetings must be called by not less than 10 clear days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to receive notice, with regards to the annual general meeting, or the holders of 75% in par value of the shares entitled to attend and vote at an extraordinary general meeting, that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.
We will give notice of each general meeting of shareholders by publication on its website and in any other manner that it may be required to follow in order to comply with Cayman Islands law, NASDAQ and SEC requirements. The holders of registered shares may be given notice of a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means.
Holders whose shares are registered in the name of DTC or its nominee, which we expect will be the case for all holders of Class A Common Shares, will not be deemed to be shareholders or members of Inter Platform and must rely on the procedures of DTC regarding notice of shareholders’ meetings and the exercise of rights of a holder of the Class A Common Shares.
A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of the aggregate voting power of all shares in issue and entitled to vote upon the business to be transacted, provided that such a quorum must also include (i) Costellis International Limited for so long as it holds Class B common shares, and (ii) Hottaire International Limited for so long as it holds Class B common shares. If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, a second meeting may be called with at least five days’ notice to shareholders specifying the place, the day and the hour of the second meeting, as the Directors may determine, and if at the second meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum. In respect of a separate class meeting (other than an adjourned meeting) convened to sanction the modification of class rights, the necessary quorum is persons holding or representing by proxy not less than two-thirds of the issued Inter Platform shares of the applicable class.
A resolution put to a vote at a general meeting shall be decided on a poll. Generally speaking, an ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at the meeting and a special resolution requires the affirmative vote on a poll of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our Company, as permitted by the Cayman Companies Act and our Articles of Association.

Pursuant to our Articles of Association, general meetings of shareholders are to be chaired by the chairman of our board of directors or in his absence the vice-chairman of the board of directors. If the chairman or vice-chairman of our board of directors is absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of Inter Platform, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.
Liquidation Rights
If we are voluntarily wound up, the liquidator, after taking into account and giving effect to the rights of preferred and secured creditors and to any agreement between us and any creditors that the claims of such creditors shall be subordinated or otherwise deferred to the claims of any other creditors and to any contractual rights of set- off or netting of claims between us and any person or persons (including without limitation any bilateral or any multi-lateral set-off or netting arrangements between us and any person or persons) and subject to any agreement between us and any person or persons to waive or limit the same, shall apply our property in satisfaction of its liabilities pari passu and subject thereto shall distribute the property amongst the shareholders according to their rights and interests in us.
Changes to Capital
Pursuant to the Articles of Association, we may from time to time by ordinary resolution:
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increase our authorized share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

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consolidate and divide all or any of our share capital into shares of a larger amount than its existing shares;

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convert all or any of our paid-up shares into common shares and reconvert those common shares into paid-up shares of any denomination;

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subdivide our existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or

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cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by Inter Platform for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.
In addition, subject to the provisions of the Cayman Companies Act and our Articles of Association, we may:
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issue shares on terms that they are to be redeemed or are liable to be redeemed;

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purchase our own shares (including any redeemable shares); and

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make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Companies Act, including out of our own capital.

Transfer of Shares
Class A Common Shares
Subject to any applicable restrictions set forth in the Articles of Association or applicable law, any of our shareholders may transfer all or any of his or her Class A Common Shares by an instrument of transfer in the usual or common form or in the form prescribed by NASDAQ or any other form approved by our board of directors.
The Class A Common Shares offered in the Proposed Transaction will be traded on NASDAQ in book-entry form and may be transferred in accordance with our Articles of Association and NASDAQ’s rules and regulations.
Class B Common Shares
Each Class B Common Share will be converted into one Class A Common Share automatically upon any transfer of such Class B Common Share, whether or not for value, except for certain limited transfers described in our Articles of Association. Upon conversion of Class B Common Shares into Class A Common Shares, the resulting Class A Common Shares may be transferred, subject to any restrictions under applicable law.
Our board of directors may, in its absolute discretion, decline to register any transfer of any common share which is not fully paid up to a person of whom it does not approve, is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share, to more than four joint holders or on which we have a lien. The board of directors may also decline to register any transfer of any common share unless:
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the instrument of transfer is lodged with us, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

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the instrument of transfer is in respect of only one class of shares;

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the instrument of transfer is properly stamped, if required;

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the common shares transferred are free of any lien in favor of us; and

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in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If the directors refuse to register a transfer they are required, within two months after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal.
Share Repurchase
The Cayman Companies Act and our Articles of Association permit us to purchase our own shares, subject to certain restrictions. The board of directors may only exercise this power on behalf us, subject to the Cayman Companies Act, our Articles of Association and to any applicable requirements imposed from time to time by the SEC; or the applicable stock exchange on which our securities are listed, including NASDAQ.
Dividends and Capitalization of Profits
We have not adopted a dividend policy with respect to payments of any future dividend. Subject to the Cayman Companies Act, our shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors. The board of directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to us. Except as otherwise provided by the rights attached to shares and our Articles of Association, all dividends shall be paid in proportion to the number of Class A Common Shares or Class B Common Shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); in each case other than: (1) any other share class with preference over Class A and B common shares eventually created, and (2) the partial payment of dividends to shares that are not fully paid up (as to par value).
The holders of Class A Common Shares and Class B Common Shares shall be entitled to share equally in any dividends that may be declared in respect of our common shares from time to time. In the event that a dividend is paid in the form of Class A Common Shares or Class B Common Shares, or rights to acquire Class A Common Shares or Class B Common Shares, (1) the holders of Class A Common Shares shall receive Class A Common Shares, or rights to acquire Class A Common Shares, as the case may be and (2) the holders of Class B Common Shares shall receive Class B Common Shares, or rights to acquire Class B Common Shares, as the case may be.
Appointment, Disqualification and Removal of Directors
We are managed by our board of directors. Our Articles of Association provide that the board of directors will be composed of at least two directors and such number of directors as a majority of directors in office may determine. Our Articles of Association do not include a mandatory retirement age. Our Articles of Association also allow additional directors to be appointed through ordinary resolution.
Shareholders appoint directors through ordinary resolution, which requires the affirmative vote of a simple majority of the votes cast on the resolution. Each director shall be appointed for a two- year term, unless they resign or their office is vacated earlier, provided, however, that such term shall be extended beyond two years in the event that no successor has been appointed (in which case such term shall be extended to the date on which such successor has been appointed).
For more information about the composition of our board of directors upon conclusion of the Proposed Transaction, including which directors are considered “independent” as that term is defined under Rule 10A-3 under the Exchange Act and NASDAQ rules applicable to audit committees, see “Management — Board of Directors.”
Upon the completion of the Proposed Transaction, the board of directors will have in place an audit committee. See “Management — Audit Committee.”
Grounds for Removing a Director
A director may be removed with or without cause by ordinary resolution. The notice of general meeting must contain a statement of the intention to remove the director and must be served on the director not less than ten calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.
The office of a director will be vacated automatically if he or she (1) becomes prohibited by law from being a director; (2) becomes bankrupt or makes an arrangement or composition with his creditors; (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director; (4) resigns his office by notice to us; or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his or her office be vacated.
Proceedings of the Board of Directors
Our business is to be managed and conducted by the board of directors. The quorum necessary for a board meeting shall be a simple majority of the directors then in office (but not less than two directors), and business at any meeting shall be decided by a majority of votes. In the case of a tie, the chairman shall have a second vote.
Subject to the provisions of our Articles of Association, the board of directors may regulate its proceedings as they determine is appropriate. Board meetings shall be held at least once every calendar quarter and shall take place either in Belo Horizonte, Brazil or at such other place, including virtually, as the directors may determine.

Subject to the provisions of our Articles of Association, to any directions given by ordinary resolution of the shareholders and NASDAQ listing rules, the board of directors may from time to time at its discretion exercise all of our powers, including, subject to the Cayman Companies Act, the power to issue debentures, bonds and other securities of the company, whether outright or as collateral security for any debt, liability or obligation of our Company or of any third party.
Inspection of Books and Records
Holders of our shares have no general right under Cayman Islands law to inspect or obtain copies of the list of shareholders or our corporate records. However, our board of directors may determine from time to time whether and to what extent our accounting records and books shall be open to inspection by shareholders. Notwithstanding the above, our Articles of Association provide shareholders with the right to receive annual financial statements, which may be satisfied by publishing the statements on our website or filing such annual reports as we are required to file with the SEC.
Register of Shareholders
The Class A Common Shares offered in the Proposed Transaction will be held through DTC, and DTC or Cede & Co., as nominee for DTC, will be recorded in the shareholders’ register as the holder of Inter Platform Class A Common Shares.
Under Cayman Islands law, we must keep a register of shareholders that includes:
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the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

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whether voting rights attach to the shares in issue;

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the date on which the name of any person was entered on the register as a member; and

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the date on which any person ceased to be a member.

Under Cayman Islands law, our register of shareholders is prima facie evidence of the matters set out therein (i.e. the register of shareholders will raise a rebuttable presumption) and a shareholder registered in the register of shareholders is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against his or her name in the register of shareholders. Upon the completion of the Proposed Transaction, the register of shareholders will be immediately updated to record and give effect to the issuance of new Class A Common Shares in the Proposed Transaction. Once the register of shareholders has been updated, the shareholders recorded in the register of shareholders should be deemed to have legal title to the shares set against their name.
However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our ordinary shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.
Exempted Company
We are an exempted company with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Where the proposed activities of a company are to be carried out mainly outside of the Cayman Islands, the registrant can apply for registration as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:
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an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

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an exempted company’s register of shareholders is not open to inspection;

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an exempted company does not have to hold an annual general meeting;

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an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

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an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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an exempted company may register as a limited duration company; and

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an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).
Upon the completion of the Proposed Transaction, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this prospectus, we currently intend to comply with NASDAQ rules in lieu of following home country practice after the completion of the Proposed Transaction.
Anti-Takeover Provisions in our Articles of Association
Some provisions of our Articles of Association may discourage, delay or prevent a change in control or management that shareholders may consider favorable. In particular, our capital structure concentrates ownership of voting rights in the hands of holders of Class B Common Shares. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control to first negotiate with our board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Class A Common Shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.
Two Classes of Common Shares
Our Class B Common Shares are entitled to 10 votes per share, while the Class A Common Shares are entitled to one vote per share. Since our controlling shareholders will own of the majority of the Class B Common Shares, they currently have the ability to elect a majority of the directors and to determine the outcome of most matters submitted for a vote of shareholders. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other shareholders may view as beneficial.
So long as the controlling shareholders have the ability to determine the outcome of most matters submitted to a vote of shareholders as well as our overall management and direction, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that we have two classes of common shares may have the effect of depriving you as a holder of Class A Common Shares of an opportunity to sell Inter Platform Class A Common Shares at a premium over prevailing market prices and make it more difficult to replace our directors and management.
Preferred Shares
Our board of directors is given wide powers to issue one or more classes or series of shares with preferred rights. Such preferences may include, for example, dividend rights, conversion rights, redemption privileges, enhanced voting powers and liquidation preferences.

Despite the anti-takeover provisions described above, under Cayman Islands law, our board of directors may only exercise the rights and powers granted to them under the Articles of Association, for what they believe in good faith to be in our best interests.
Protection of Non-Controlling Shareholders
The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.
Subject to the provisions of the Cayman Companies Act, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that this winding up is just and equitable.
Notwithstanding the U.S. securities laws and regulations that are applicable to us, general corporate claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our Articles of Association.
The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against us, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal; (2) an act which constitutes a fraud against the minority and the wrongdoers themselves are control shareholders; and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority.
Restricted Shares
Except as disclosed under “Major Shareholders and Related Party Transactions — Shareholders’ Agreements,” no shareholders of Inter Platform have formal registration rights. Holders of restricted or control shares, entities controlled by them or their permitted transferees will be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC.
Principal Differences between Cayman Islands and U.S. Corporate Law
The Cayman Companies Act was modelled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Cayman Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Cayman Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders. For a summary of the material differences between the rights of Banco Inter Shareholders and holders of Inter Platform Shares, see “Comparison of the Rights of Holders of Inter Platform Shares and Banco Inter Shares.”
Mergers and Similar Arrangements
The Cayman Companies Act permits mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).
Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation. Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the company in any foreign jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or property or any part thereof; and (iv) that no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.
Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.
Where the above procedures are adopted, the Cayman Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.
Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies, in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:
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we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

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the shareholders have been fairly represented at the meeting in question;

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the arrangement is such as a businessman would reasonably approve; and

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the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Squeeze-out Provisions
When a takeover offer is made and accepted by holders of 90.0% of the shares to whom the offer is made within four months, the offer or may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.
Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.
Shareholders’ Suits
Maples and Calder (Cayman) LLP, our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:
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a company is acting or proposing to act illegally or beyond the scope of its authority;

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the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; and

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those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Corporate Governance
Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the Articles of Association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors’ duties of care and skill and fiduciary duties to the companies which they serve.
Under our Articles of Association, a director must disclose the nature and extent of his interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or NASDAQ listing rules, and unless disqualified by the chairman of the relevant meeting, the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.
Subject to the foregoing and our Articles of Association, our directors may vote compensation to themselves or any member of their body in the absence of an independent quorum. Our Articles of Association provide that, in the event a compensation committee is established, it shall be made up of such number of independent directors as is required by from time to time by NASDAQ rules (or as otherwise may be required by law).
As a foreign private issuer, we are permitted to follow home country practice in lieu of certain NASDAQ corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the certain rules optional to foreign private issuers. See “Inter Platform — Management — Foreign Private Issuer Status” and “Inter Platform — Management — Controlled Company Exception.”
Borrowing Powers
Our directors may borrow money and mortgage or charge our undertaking, property, assets (present and future), and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of ours or of any third party. Such powers may be varied by an ordinary resolution of shareholders (requiring a simple majority vote of those shareholders attending and voting at a quorate meeting).
Indemnification of Directors and Executive Officers and Limitation of Liability
The Cayman Companies Act does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association provide that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning ourselves or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Directors’ Fiduciary Duties
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not properly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. With respect to the duty of directors to avoid conflicts of interest, our Articles of Association vary from the applicable provisions of Cayman Islands law mentioned above by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or NASDAQ listing rules, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.
In addition to the above, under Cayman Islands law, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings. Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure you that any of the above mentioned conflicts will be resolved in our favor. Furthermore, each of our officers and directors may have pre-existing fiduciary obligations to other businesses of which they are officers or directors.
A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience which he or she actually possesses.
A general notice may be given to the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (2) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the board of directors be made with a specified person who is connected with him or her, will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to our Articles of Association and subject to any separate requirement under applicable law or NASDAQ listing rules, and unless disqualified by the chairman of the relevant meeting, a director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.
In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
Shareholder Proposals
Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
The Cayman Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. Our Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.
Cumulative Voting
Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
Removal of Directors
The office of a director shall be vacated automatically if, among other things, he or she (1) becomes prohibited by law from being a director; (2) becomes bankrupt or makes an arrangement or composition with his creditors; (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director; (4) resigns his office by notice to us; or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his/her office be vacated.
Proposed Transaction with Interested Shareholders
The Delaware General Corporation Law provides that; unless the corporation has specifically elected not to be governed by this statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that this person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to ensure that these transactions are entered into bona fide in the best interests of the company and for a proper corporate purpose and, as noted above, a transaction may be subject to challenge if it has the effect of constituting a fraud on the minority shareholders.
Dissolution; Winding Up
Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.
Under the Cayman Companies Act, we may be dissolved, liquidated or wound up by a special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting). Our Articles of Association also give our board of directors the authority to petition the Cayman Islands Court for our wind up.
Variation of Rights of Shares
Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under our Articles of Association, if the share capital is divided into more than one class of shares, the rights attached to any class may only be varied with the written consent of the holders of two-thirds of the shares of that class or the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.
Also, except with respect to share capital (as described above), alterations to our Articles of Association may only be made by special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting).
Amendment of Governing Documents
Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, our Articles of Association generally (and save for certain amendments to share capital described in this section) may only be amended by special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting).
Rights of Non-Resident or Foreign Shareholders
There are no limitations imposed by our Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights of our shares. In addition, there are no provisions in our Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Handling of Mail
Mail addressed to us and received at our registered office will be forwarded unopened to the forwarding address, which will be supplied by us. None of us, our directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address.
Cayman Islands Data Protection
We have certain duties under the Data Protection Act (As Revised) of the Cayman Islands (“DPA”), based on internationally accepted principles of data privacy.
Privacy Notice
This privacy notice puts our shareholders on notice that through your investment in us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA (“personal data”).
Investor Data
We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.
In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.
We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.
Who this Affects
If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.
How We May Use a Shareholder’s Personal Data
We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.
Why We May Transfer Your Personal Data
In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.
We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.
The Data Protection Measures We Take
Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.
We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.
We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

ELEGIBILITY FOR FUTURE SALE
Prior to this Proposed Transaction, there has been no public market for Inter Platform Class A Common Shares. Future sales of substantial amounts of Inter Platform Class A Common Shares in the public market after the Proposed Transaction, or the possibility of these sales occurring, could adversely affect the prevailing market price for Inter Platform Class A Common Shares or impair our ability to raise equity capital.
Upon the completion of the Proposed Transaction, Inter Platform will have an aggregate of up to        Class A Common Shares outstanding (assuming that no Banco Inter Shareholder elects to receive Cash Redeemable Shares). The Class A Common Shares will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below.
Inter Platform Class B Common Shares will not be listed on any stock exchange which will subject to trading restrictions imposed by the Articles of Association of Inter Platform. Each Inter Platform Class B Common Share may be converted into one Class A Common Share (i) upon delivery of notice to Inter Platform, at its registered office, in the form described in Inter Platform’s Articles of Association, or (ii) automatically upon any transfer of such Class B Common Share, whether or not for value, except for certain limited transfers described in Inter Platform’s Articles of Association. Inter Platform Class B Common Shares may also be converted into Class A Common Shares in other circumstances. Upon conversion of Inter Platform Class B Common Shares into Inter Platform Class A Common Shares, the resulting Inter Platform Class A Common Shares may be transferred, subject to any restrictions under applicable law.
A total of        common shares (including Class A Common Shares and Class B Common Shares), representing     % of Inter Platform outstanding shares will be held by our controlling shareholders and affiliates. These shares will be “restricted securities” as that phrase is defined in Rule 144 under the Securities Act. Holders of restricted shares will be entitled to sell those shares in the public market pursuant to an effective registration statement under the Securities Act or if they qualify for an exemption from registration under Rule 144. Sales of these shares in the public market (including sales of Class B Commons Shares, after converted into Class A Common Shares), or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions. As a result of the provisions of Rules 144 and 701 under the Securities Act, the restricted securities will be available for sale in the public market.
Equity Incentive Plans
We intend to file with the SEC a registration statement under the Securities Act covering the Inter Platform Class A Common Shares that Inter Platform may issue upon exercise of warrants or options or in connection with other equity compensation granted under the LTIP. Accordingly, shares registered under such registration statement may be available for sale in the open market following the effective date of such registration statement, if applicable. For more information, see “Inter Platform — Management — Long-Term Incentive Plan.”
Sales of these shares in the public market or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.
Rule 144
In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about Inter Platform. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of Inter Platform and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of Inter Platform Class A Common Shares or the average weekly trading volume of Inter Platform Class A Common Shares on the during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about Inter Platform.

DESCRIPTION OF BDRS AND DEPOSIT AGREEMENT
The rights of BDR holders will be set forth in a deposit agreement between us and Banco Bradesco S.A., as depositary of the BDR Program. There are differences between holding BDRs and holding shares.
Brazilian Depositary Receipts
Each BDR will represent one Inter Platform Class A Common Share, maintained in custody by the custodian in the offices of The Bank of New York Mellon, at 240 Greenwich Street New York, NY 10286, United States. Each BDR will also represent other securities, cash or other property which may be held by the depositary. The depositary’s office at which the BDRs will be administrated is located at Cidade de Deus, Predio Amarelo, 1st floor, Vila Yara, Osasco, São Paulo, Brazil, Zip Code: 06029-900 (Custody and Registrar Department).
As a BDR holder, you will not be treated as one of our shareholders and, as a result, you will not have any shareholder rights. The rights of Inter Platform shareholders are governed by Cayman Islands Law and the provisions of Inter Platform’s Articles of Association. See “Inter Platform — Share Capital and Constituent Documents.” The rights of BDR holders are governed by the laws of Brazil and the provisions of the deposit agreement.
The following is a summary of the material provisions of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read:
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the rules and regulations applicable to BDRs, particularly CMN Resolution No.3,568, of July, 2008, CVM Instructions No. 332 and 480, as amended, and the Central Bank of Brazil Circular No.3,691, of December, 2013, as amended; and

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the deposit agreement, copies of which are available for review, from the date of the offering.

Deposit Agreement
Scope
The deposit agreement governs the relationship between Inter Platform and the depositary, with respect to the issuance, cancellation and registration, in Brazil, of the BDRs representing Inter Platform Class A Common Shares and held by the custodian. The deposit agreement also governs the actions of the depositary with respect to the management of the BDR program and the services to be performed by the depositary for holders of BDRs.
BDR registry book; ownership and trading of BDRs
Pursuant to the deposit agreement, the BDRs may be issued and cancelled, as the case may be, by means of entries in the BDR registry book, which will be kept by the depositary. The BDR registry book will record the total number of BDRs issued in the name of the depository, the fiduciary holder of the BDRs. The BDRs will be held and blocked in a custody account with the B3 Central Depository and held for trading on B3 after the offering.
Neither over-the-counter transfers of the BDRs, nor transfers of the BDRs conducted in any private transaction market other than B3 or in a clearinghouse other than the B3 Central Depository will be admitted. Any transfer of BDRs (including transfers made by U.S. persons) will be conducted through broker or custodians or institutions authorized to operate on B3.
Ownership of the BDRs is determined by entry of the beneficial holder’s name in the B3 Central Depository records, and evidenced by the custodial account statement issued by the B3 Central Depository. The B3 Central Depository will inform the names of the BDRs holders to the depositary.
Issuance and cancellation of BDRs
The depositary will issue the BDRs in Brazil after confirmation by the custodian that a corresponding number of Inter Platform Class A Common Shares were deposited with the custodian, and after confirmation that all fees and taxes due in connection with this services were duly paid, as set forth in the deposit agreement.

As a result, an investor may at any time give instructions to a broker or custodian to purchase shares on NASDAQ, to be further deposited with the custodian in order to allow the depositary to issue BDRs.
To settle a purchase of our share on NASDAQ in order to create a BDR, an investor will need to enter into a foreign exchange agreement, which must be done based on the BDR program certificate registered with the Brazilian Central Bank together with a broker certificate evidenced by the purchase of Inter Platform Class A Common Shares.
A holder of BDR may at any time request the cancellation of all or part of their BDRs, by giving instructions to a broker or custodian operating in Brazil to provide for the cancellation of the BDRs with the depositary, and delivering evidence that all fees and potential taxes due in connection with this service were duly paid, as set forth in the deposit agreement.
Issuance of BDRs Without Underlying Shares
In no event may the depositary issue BDRs without confirmation by the custodian that a corresponding number of shares were deposited with the custodian.
Dividends and Other Case Distributions
The depositary will distribute any dividends or other cash distributions paid by us in connection with the Inter Platform Class A Common Shares. The dividends will be paid to the depositary who will transfer them to the BDR beneficiary holders recorded in its books. The distributions will be made proportionately with the number of Inter Platform Class A Common Shares represented by BDRs. For distribution purposes, amounts in reais and centavos will be rounded to the next lower whole centavo.
Before making a distribution, any withholding taxes that must be paid under any applicable law will be deducted.
Share Distributions
In the event of distributions of Inter Platform Class A Common Shares or a share split or reverse split, the depositary will issue new BDRs corresponding to such new shares deposited with the custodian and will credit them in the depositary account. The depositary, in turn, will credit new BDRs to the beneficiary holders recorded in its books. The depositary will distribute only whole BDRs. If any fractions of BDRs result and are insufficient to purchase a whole BDR, the depositary will use its best efforts to add such fractions and sell them in an auction on B3, and the proceeds of the sale will be credited to BDR holders, proportionally with their holdings recorded in the depositary books.
Other Distributions
The depositary will use its best efforts to distribute to BDR holders any other distribution paid in connection with shares deposited with the custodian.
The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any BDR holder. We have no obligation to register BDRs, shares, rights or other securities under Brazilian legislation. We also have no obligation to take any other action to permit the distribution of BDRs, shares, rights or anything else to BDR holders. This means that you may not receive distributions we make on Inter Platform Common Shares or any value for them if it is illegal or impractical for us to make them available to you.
Pre-emptive Rights
If we offer holders of Inter Platform Class A Common Shares any rights to subscribe for additional shares or any other rights, the same rights will be offered to BDR holders through the depositary, which will exercise these rights directly or indirectly, in the name of the BDR holders that have instructed the depositary to do so. A BDR holder is free to exercise or negotiate such rights, subject to applicable law.

Changes Affecting Deposited Shares
If we do any of the following	Then all the following will apply
• Split up any of the deposited shares • Reverse split shares • Recapitalize, amalgamate, reorganize, merge, consolidate, sell all or substantially all of our assets or take any similar action
•
Each BDR will automatically reflect its equal value of the new deposited shares.

•
The depositary will effect an immediate cancellation of the BDRs required to reflect the new amount of Inter Platform Class A Common Shares deposited with the custodian.

•
The depositary will effect an immediate cancellation of the BDRs required to reflect the new amount of Inter Platform Class A Common Shares deposited with the custodian.

Voting of Deposited Shares
You have the right to instruct the depositary to vote the amount of Inter Platform Class A Common Shares represented by your BDRs. See “Inter Platform – Share Capital and Constituent Documents.” However, you may not know about a meeting sufficiently in advance to timely instruct the depositary to exercise your voting rights with respect to Inter Platform Class A Common Shares held by the custodian.
If we ask the depositary to ask for your instructions, the depositary will notify you of the upcoming meeting and will arrange to deliver our meeting materials to you. The materials will:
•
describe the matters to be voted on; and

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explain how you, on a certain date, may instruct the depositary to vote the underlying shares as you direct.

For instructions to be valid, the depositary must receive them on or before the date specified in the notice to you. The depositary will try, to the extent practical, subject to Cayman law and the provisions of Inter Platform’s Articles of Association, to vote the underlying shares or other deposited securities as you instruct.
The depositary will use its best efforts to vote or attempt to vote Inter Platform Class A Common Shares held by the custodian only if you have sent voting instructions and your instructions have been timely received. If we timely request the depositary to solicit your voting instructions but the depositary does not receive voting instructions from you by the specified date, it will consider that there is no voting instruction to be followed and will not exercise the voting rights related to our common shares that it holds on your behalf.
We cannot ensure that you will receive voting materials in time to allow you to timely deliver your voting instructions to the depositary. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to vote and you may not have any recourse if your Inter Platform Class A Common Shares are not voted as you requested. In addition, your ability to bring an action against us may be limited.
Reports and Other Communications
The depositary will make available to you for inspection any reports and communications from us or made available by us at its principal executive office. The depositary will also, upon our written request, send to registered holders of BDRs copies of such reports and communications furnished by us under the deposit agreement.
Any such reports and communications furnished to the depositary by us will be furnished in Portuguese when so required under any Brazilian legislation.

Fees and Expenses
Persons depositing or withdrawing Inter Platform Class A Common Shares and Inter Platform BDR holders must pay:	For:
• R$0.10 per Inter Platform BDRs
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Issuance of Inter Platform BDRs, including issuances resulting from a distribution of shares or rights or other property; and

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Cancellation of Inter Platform BDRs for the purpose of withdrawal, including if the deposit agreement terminates

• R$50.00 per transaction	• Any transfer of the final beneficiary of Inter Platform BDRs not effected within B3
The cost of other services to be provided by the depositary to the holder of Inter Platform BDRs will be agreed between the depositary and the Inter Platform BDR holder requesting such services.
The depositary collects its fees for delivery and surrender of Inter Platform BDRs directly from investors depositing shares or surrendering Inter Platform BDRs for the purpose of withdrawal or from intermediaries acting for them. The depositary will charge for the services directly from the holder of Inter Platform BDR to be paid in the 15th day of each month or in the first business day after the service is provided to such holder.
The costs of the services described above will be adjusted yearly pursuant to the IPCA index or by other index that substitutes it.
Notwithstanding the foregoing, no fees for cancellation of Inter Platform BDRs will be charged from investors during the first 30 days after the Closing Date.
Amendment and Termination of the Deposit Agreement
Pursuant to Brazilian law, we may agree with the depositary for any reason to amend the deposit agreement and the rights granted by the BDRs without your consent. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or registration fees, cable, SWIFT, e-mail or fax transmission costs, delivery costs or other such expenses, or prejudices an important right of BDR holders, it will become effective only 90 days after the depositary notifies you in writing of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your BDRs, to agree to the amendment and to be bound by the new terms of the deposit agreement and the rights granted by the BDRs.
The depositary will terminate the deposit agreement, if we ask it to do so, by mailing a notice of termination to you at least 90 days before termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 90 days. In addition, in the event that the depositary or the custodian shall be advised in writing by reputable independent Brazilian, Cayman Islands, or U.S. counsel, as the case may be, that the depositary reasonably could be subject to criminal, or material, civil liabilities, as reasonably determined by the depositary, as a result of our having failed to provide information or documents to the CVM, NASDAQ, the SEC or to any regulatory authority, the depositary shall have the right to terminate the deposit agreement, upon at least 90 days’ prior notice to you and us, and the depositary will not be subject to any liability on account of such termination or such determination.
After termination, for a period of up to ten days, the deposit agreement requires the depositary and its agents to do only the following under such deposit agreement:
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collect dividends and other distributions on the deposited securities;

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sell rights and other property; and

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deliver shares and other deposited securities upon surrender of BDRs

Liability of Owner for Taxes
You will be responsible for any taxes or other governmental charges payable on your BDRs or on Inter Platform Class A Common Shares deposited with the custodian. See “Material Tax Considerations — Material Brazilian Tax Considerations.”
Limitations on Obligations and Liability to Holders of BDRs
The deposit agreement expressly limits our obligations and the obligations of the depositary, as well as our liability and the liability of the depositary. We and the depositary:
•
are obligated only to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

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are not liable if either of us is prevented or delayed by law or by circumstances beyond our control from performing our obligations under the deposit agreement;

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are not liable if either of us exercises discretion permitted under the deposit agreement; and

•
may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

Neither we nor the depositary will be liable for any failure to carry out any instructions to vote any of Inter Platform Class A Common Shares deposited with the custodian, or for the manner any vote is cast or the effect of any such vote, provided that any action or non-action is in good faith. The depositary has no obligation to become involved in a lawsuit or other proceeding related to the BDRs or the deposit agreement on your behalf or on behalf of any other person.
In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.
Requirements for Depositary Services
Before the depositary delivers or registers transfers of BDRs, makes a distribution on BDRs or permits withdrawal of Inter Platform Class A Common Shares, the depositary may require:
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payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

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production of satisfactory proof of citizenship or residence, exchange control approval or other information it deems necessary or proper; and

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compliance with regulations it may establish, from time to time, consistent with the agreement, including presentation of transfer documents.

The depositary may refuse to deliver, transfer or register transfers of BDRs generally when the books of the depositary are closed or at any time if the depositary believes it advisable to do so.
General
Except as otherwise provided in the applicable rules and regulations, including the rules and regulations of the Brazilian Central Bank regarding registration of a BDR program, neither we nor the depositary will have any liability or responsibility whatsoever or otherwise for any action or failure to act by any owner or holder of BDRs relating to the owner’s or holder’s obligations under any applicable Brazilian law or regulation relating to foreign investment in Brazil in respect of a withdrawal or sale of shares deposited with the custodian, including, without limitation, (i) any failure to comply with a requirement to register the investment pursuant to the terms of any applicable Brazilian law or regulation prior to such withdrawal, or (ii) any failure to report foreign exchange transactions to the Central Bank of Brazil, as the case may be. Each owner or holder of BDRs will be responsible for the report of any false information relating to foreign exchange transactions to the depositary, the CVM or the Brazilian Central Bank in connection with deposits or withdrawals of shares deposited with the custodian.

Service Requests to the Depositary
A BDR holder may make any request for the services to be performed by the depositary provided for in the deposit agreement to the branch located at Cidade de Deus, Predio Amarelo, 1st floor, Vila Yara, Osasco, São Paulo, Brazil, Zip Code: 06029-900 (Custody and Registrar Department).

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Inter Platform
As of the date of this prospectus, Inter Platform’s authorized share capital is US$50,000 divided into 5,000,000,000 shares of par value of US$0.00001 each, comprised of 229,855,124 common shares of par value of US$0.00001 each, 4,729,759,554 ordinary shares of par value of US$0.00001 each and 40,385,322 preferred shares of par value of US$0.00001 each.
As of the date of this prospectus, 229,855,124 common shares and 40,385,322 preferred shares were issued, fully paid and outstanding.
Immediately prior to the consummation of the Proposed Transaction, our authorized share capital will be subdivided to and our Articles will provide for an authorized share capital of US$50,000 divided into 20,000,000,000 shares of a nominal or par value of US$0.0000025 each, comprised of 10,000,000,000 Class A Common Shares of a nominal or par value of US$0.0000025 each, 5,000,000,000 Class B Common Shares of a nominal or par value of US$0.0000025 each and 5,000,000,000 undesignated shares of a nominal or par value of US$0.0000025 each, all shares held by Costellis International Limited will be converted into Inter Platform Class B Common Shares based on the Exchange Ratios and as if the shares were Banco Inter shares and all shares held by Hottaire International Limited will be converted into Inter Platform Class A Common Shares based on the Exchange Ratios and as if the shares were Banco Inter shares.
The following table sets forth the principal holders of Inter Platform’s issued and outstanding share capital and their respective shareholding as of the date of this prospectus, after the Proposed Transaction assuming that no Banco Inter Shareholder elects to receive Cash Redeemable Shares and after the Proposed Transaction assuming that Banco Inter shareholders elect to receive Cash Redeemable Shares up to the Cash Redemption Threshold:
	As of the date of this prospectus(1)				After the Proposed Transaction assuming that no Banco Inter Shareholder elects to receive Cash Redeemable Shares				After the Proposed Transaction assuming that Banco Inter shareholders elect to receive Cash Redeemable Shares up to the Cash Redemption Threshold
	Class A	%	Class B	%	Class A	%	Class B	%	Class A	%	Class B	%
Costellis International Limited(2)
Hottaire International Limited(3)
SLA Holding (Cayman) LP(4)
Treasury shares
Others
Total		100.00%		100.00%		100.00%		100.00%		100.00%		100.00%

(1)
Amounts of Class A and Class B reflecting conversion of current common shares and preferred shares of Inter Platform based on the Exchange Ratios applied as if Inter Platform common and preferred shares were Banco Inter Common and Preferred Shares, respectively.

(2)
Rubens Menin Teixeira de Souza, our controlling shareholder and chairman of Inter Platform’s board of directors, owns 84.2% of Costellis International Limited and, as such, controls the manner in which Costellis International Limited votes and disposes of its shares in Inter Platform. Other shareholders of Costellis International Limited are João Vitor N. Menin T. de Souza and other members of the Menin family.

(3)
José Felipe Diniz, member of Inter Platform’s board of directors, is the natural person that has all dispositive and voting control of shares owned by Hottaire International Limited.

(4)
SoftBank’s affiliate SLA Holding (Cayman) LP (“SLA Holding”) will directly hold Inter Platform shares after the SoftBank Roll-Up. SLA Holding’s ultimate parent-company is listed in the Tokyo Stock Exchange and has no controlling shareholder.
Banco Inter
As of the date of this prospectus, Banco Inter’s current outstanding share capital is R$8,797 million, consisting of 1,293,373,691 Common Shares, nominative and with no par value and 1,285,229,952 Preferred Shares, nominative and with no par value. The following table sets forth the principal holders of Banco Inter’s issued and outstanding share capital and their respective shareholding as of the date of this prospectus:
	Common shares	%	Preferred shares	%
HoldFin	689,565,372	53.32%	121,155,966	9.43%
LA BI Holdco LLC(1)	130,240,911	10.07%	243,324,108	18.93%
Ponta Sul Investimentos(2)	104,704,767	8.10%	205,453,791	15.99%
Stone	85,904,689	6.64%	42,726,062	3.32%
Directors and Officers	3,567,395	0.28%	7,134,893	0.56%
Treasury shares	2,347,560	0.18%	1,114,020	0.09%
Others	277,042,997	21.42%	664,321,112	51.69%
Total	1,293,373,691	100.00%	1,285,229,952	100.00%

(1)
Softbank’s affiliate.

(2)
Brazilian investment fund that is not affiliated with Banco Inter or its controlling shareholders.

The shareholders of Inter Platform are contemplating a distribution of some Banco Inter Shares, representing no more than 0.2% of Inter Platform’s interest in Banco Inter’s capital, to a minority shareholder of Costellis. We expect this distribution, if confirmed, to occur after the Banco Inter General Meeting and prior to the Closing Date, and to be implemented by a capital reduction of HoldFin, followed by similar corporate transactions or share exchanges by Inter Platform and Costellis.
Interests of Certain Persons in the Proposed Transaction
Interests of Inter Platform’s and Banco Inter’s Directors and Executive Officers in the Transaction
Banco Inter shareholders should be aware that Banco Inter’s directors and executive officers as well as the individuals to be designated by Inter Platform and Banco Inter to serve on the Inter Platform board of directors and as executive officers of Inter Platform have interests in the Proposed Transaction that are different from, or in addition to, the interests of Banco Inter shareholders generally. Banco Inter’s board of directors was aware of these potentially differing interests and considered them, among other matters, in reaching its decision to approve the rationale behind the Proposed Transaction and instructing management to further assess its adoption and implementation. Banco Inter’s shareholders should take these interests into account in deciding whether to vote in favor of the Proposed Transaction.
These interests may include but are not limited to:
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the continued engagement and/or employment, as applicable, of certain board members and executive officers of Banco Inter, including positions as directors on the board of directors of Inter Platform; and

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the treatment in the Proposed Transaction of equity and equity-based awards, as described in the section of this prospectus entitled “Inter Platform — Management — Long-Term Incentive Plan.”

The management of Inter Platform after the Transaction is effected will be as described in the section entitled “Inter Platform – Management.”
Interests of Banco Inter controlling shareholders
Banco Inter Shareholders should be aware that Banco Inter’s controlling shareholders (which are the sole shareholders of Inter Platform) have interest in the Proposed Transaction that are different from, or in addition to, the interests of Banco Inter shareholders generally. Banco Inter’s board of directors was aware of these potentially differing interests and considered them, among other matters, in reaching its decision to approve the rationale behind the Proposed Transaction and instructing management to further assess its adoption and implementation. Banco Inter’s shareholders should take these interests into account in deciding whether to vote in favor of the Proposed Transaction.
Under the Brazilian corporate law, Banco Inter may not have more than 50% of its share capital represented by shares with restricted or without voting rights. Similarly, Brazilian corporate law requires that all common shares be entitled to a single vote (i.e. dual-class structures are very restricted under Brazilian law). Cayman Islands law, on the other hand, does not have such limitations and permits dual-class structures (such as the one established for Inter Platform; for more details, see “Inter Platform — Share Capital and Constituent Documents”). This difference in share capital structure allows Banco Inter controlling shareholders to retain their control with less financial investment than would be otherwise required if Banco Inter remained an independent public company organized under the laws of Brazil.
Although the vote of Banco Inter controlling shareholders will not hold any say over the shareholder vote required to approve the Merger Protocol, Banco Inter controlling shareholders participated in the structuring of the Proposed Transaction, as well as prior knowledge of it. Banco Inter shareholders should take these factors into account in deciding whether to vote in favor of the Transaction.
See “Risk factors — Risks Relating to the Proposed Transaction and Inter Platform Common Shares — Our controlling shareholders will own all of Inter Platform Class B Common Shares, which will represent a majority of the voting power of Inter Platform’s issued share capital following the Proposed Transaction, and will control all matters requiring shareholder approval” and “Risk factors — Risks Relating to the Proposed Transaction and Inter Platform Common Shares — Holders of Inter Platform Class B Common Shares have preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.”
Related Party Transactions
Loans with related parties
Since the beginning of the Banco Inter’s preceding three financial years up to the date of this prospectus, Banco Inter has provided loans to (a) enterprises that control or are controlled by Banco Inter; (b) associated entities; (c) individuals owning, directly or indirectly, an interest in the voting power of Banco Inter that gives them significant influence over the company, and close members of any such individual’s family; (d) members of Banco Inter’s board of directors, Banco Inter’s officers or any close family members of such individuals; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.
The loans described above (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectability or present other unfavorable features.
Other related party transactions
We have entered into certain related party transactions, in the ordinary course of business, with our controlling shareholders, members of our management and immediate family members of key management personnel or companies controlled by them. For more information, see Note 34 to our Audited Financial Statements.
We currently hold securities of the investment fund LOGCP Inter Fundo de Investimento Imobilário, which is managed by Inter DTVM, in the amount of R$55.9 million as of June 30, 2021.
We currently hold debentures issued by Log Commercial Properties e Participações S.A., a Brazilian developer, construction and real estate managing company listed on B3, in the amount of R$50 million, maturing in 2024. Log is controlled by our controlling shareholders.

Also, we are engaged in credit transactions with MRV Engenharia, another Brazilian homebuilder and real estate company controlled by our controlling shareholders, pursuant to which we advance receivables to suppliers of MRV Engenharia. The average term of these advances is 30 days, and we charge a rate ranging between 0.8% and 1.95%.
Shareholders’ Agreements
SoftBank Roll-Up Agreement
On October 4, 2021, Inter Platform, HoldFin, Banco Inter, the majority shareholders of Inter Platform (Rubens Menin and João Vitor Menin), SLA Holding, LA BI Holdco LLC (“LA BI”) and New LA BI LLC (“New LLC”) entered into the SoftBank Roll-Up Agreement, pursuant to which SoftBank will contribute its interest in Banco Inter into Inter Platform through a preparatory corporate reorganization. Upon confirmation by Inter Platform of the satisfaction or waiver of the Cash Redemption Threshold Condition, LA BI will contribute its Banco Inter Shares into New LLC. SoftBank will then contribute its interest in New LLC into Inter Platform in consideration of a number of Inter Platform Class A Common Shares or Inter Platform BDRs corresponding to the number of Banco Inter Shares held by New LLC, based on the Exchange Ratios. Inter Platform will then contribute all of its HoldFin shares into New LLC and New LLC will contribute its Banco Inter Shares to HoldFin. As a result of this corporate reorganization, immediately prior to the Closing Date, (i) SoftBank will become a shareholder of Inter Platform, (ii) Inter Platform will hold 100% of the share capital of New LLC, (iii) New LLC will hold 100% of the share capital of HoldFin, and (iv) HoldFin will hold 100% of the Banco Inter Shares. Pursuant to the SoftBank Roll-Up Agreement, (i) SoftBank has agreed, subject to the satisfaction of certain conditions, not to elect to receive Cash Redeemable Shares, and (ii) SoftBank has agreed to indemnify Inter Platform, Banco Inter and the majority shareholders of Inter Platform against certain potential liabilities that may result from the SoftBank Roll-Up.
Shareholders’ Agreement with SoftBank
Pursuant to the SoftBank Roll-Up Agreement, Inter Platform, HoldFin, Banco Inter and the majority shareholders of Inter Platform (Rubens Menin and João Vitor Menin), SoftBank Group Corp (“SBG”) and SLA Holding have agreed to enter into a new shareholders’ agreement concurrently with the SoftBank Roll-Up, (the “SoftBank Shareholders’ Agreement”). The SoftBank Shareholders’ Agreement will replace the existing investor agreement signed in 2019.
Pursuant to the SoftBank Shareholders’ Agreement, SBG will have the right to appoint one member of Inter Platform’s Board of Directors for so long it holds 5% of Inter Platform’s share capital. Upon conclusion of the Proposed Transaction, we expect SoftBank to hold 14.49% of Inter Platform’s share capital. Also pursuant to the SoftBank Shareholders’ Agreement, SoftBank and the majority shareholders of Inter Platform will have registration rights, pursuant to which at any time and from time to time following the Closing Date, subject to certain conditions, SoftBank and the majority shareholders may demand Inter Platform to file a resale registration statement with the SEC to permit resales of shares owned by them.
Shareholders’ Agreement with Stone
On May 24, 2021, HoldFin, Stone, João Vitor Menin, Rubens Menin and Banco Inter entered into the Stone Investment Agreement through which the Stone agreed to subscribe shares in the context of our follow-on offering concluded on June 29, 2021. On that date, Stone and HoldFin entered into a shareholders’ agreement. Pursuant to this agreement, Stone has the right to appoint one member of Banco Inter’s Board of Directors for so long it holds a specific number of Banco Inter Shares representing approximately 4.5% of its capital stock. Additionally, Stone has a right of first refusal on certain transfers that would result in a transfer Banco Inter’s control, as long as (i) the price to be paid in such transaction is below a certain amount provided for in the shareholders’ agreement and (ii) Stone holds a minimum number of Banco Inter shares.
Stone’s current shareholders’ agreement provides that, upon conclusion of a corporate reorganization (including corporate reorganizations such as the Proposed Transaction), it will remain valid and binding and that the parties shall take all the measures required in such a way that the shareholders’ agreement will become binding on the company resulting from the corporate reorganization. As such, although no discussions have yet been started, we expect that our majority shareholders and Stone will amend their shareholders’ agreement so that it becomes effective as to Stone’s and our majority shareholders’ Inter Platform shares (assuming that Stone does not elect to receive Cash Redeemable Shares). We expect that the amended Stone’s shareholder agreement will contain terms equivalent to Stone’s current shareholders’ agreement, described above. Upon conclusion of the Proposed Transaction, we expect Stone to hold 4.99% of Inter Platform’s share capital, assuming Stone does not elect to receive Cash Redeemable Shares.
We expect that the shareholders’ agreement will remain in effect (i) for six years following its execution; (ii) until the date in which Stone holds less than the minimum number of shares necessary to be entitled to the right of first refusal provided for in the shareholders’ agreement, or (iii) until rescinded by mutual agreement of the parties.
Shareholders’ Agreement between Costellis and Hottaire
In connection with the contribution of their shares of HoldFin into Inter Platform, on April 29, 2021, Inter Platform shareholders Costellis International Limited and Hottaire International Limited entered into a shareholders’ agreement pursuant to which they agreed that, in the event of a winding-up or dissolution of Inter Platform, the assets contributed by each party shall be distributed, to the greatest extent permitted by law, in a manner such that (i) Costellis receive the same assets contributed by Costellis, and (ii) Hottaire receive the same assets contributed. This shareholders’ agreement is governed by the laws of the Cayman Islands, and will automatically terminate upon closing of the Proposed Transaction.

COMPARISON OF THE RIGHTS OF HOLDERS OF INTER PLATFORM SHARES AND BANCO INTER SHARES
Banco Inter is a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil. As a result of the Proposed Transaction, Banco Inter Shareholders will become holders of Inter Platform Class A Common Shares or Inter Platform BDRs. Inter Platform Shares will be governed by the laws of the Cayman Islands and the Inter Platform Articles of Association. Following the Completion of the Proposed Transaction, former Banco Inter Shareholders will have different rights as Inter Platform shareholders than they did as Banco Inter Shareholders. Each Inter Platform Share will be issued in connection with, and will carry with it the rights and obligations set forth in the Inter Platform Articles of Association and the laws of the Cayman Islands.
This section summarizes some of the material differences between the rights of Banco Inter Shareholders before completion of the Proposed Transaction and the rights of Inter Platform shareholders after completion of the Proposed Transaction. These differences in shareholder rights result from the differences between the respective constitutional documents of Inter Platform and Banco Inter, the listing rules applicable to each company, and the applicable governing law. The following summary does not include a description of rights or obligations under the U.S. federal securities laws, Brazilian securities laws, Nível 2 Rules or NASDAQ listing requirements or standards.
The following summary is not a complete statement of the rights of the shareholders of Inter Platform or Banco Inter Shareholders or a complete description of the specific provisions referred to below. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. This summary is qualified in its entirety by reference to the Cayman Companies Act, the Brazilian Corporation Law, CVM rulings, the Nível 2 Rules and Inter Platform’s and Banco Inter’s constitutional documents, which you are urged to read carefully.
We have attached our constitutional documents to this registration statement and we will send copies of both our and Banco Inter’s constitutional documents to you, without charge, upon your request. For additional information, please see “Where You Can Find More Information” of this prospectus.

Inter Platform (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)
Authorized Share Capital

As of the date of this prospectus, Inter Platform’s authorized share capital is US$50,000 divided into 5,000,000,000 shares of par value of US$0.00001 each, comprised of 229,855,124 common shares of par value of US$0.00001 each, 4,729,759,554 ordinary shares of par value of US$0.00001 each and 40,385,322 preferred shares of par value of US$0.00001 each. As of the date of this prospectus, 229,855,124 common shares and 40,385,322 preferred shares were issued, fully paid and outstanding. Immediately prior to the consummation of the Proposed Transaction, our authorized share capital will be subdivided to and our Articles will provide for an authorized share capital of US$50,000 divided into 20,000,000,000 shares of a nominal or par value of US$0.0000025 each, comprised of 10,000,000,000 Class A Common Shares of a nominal or par value of US$0.0000025 each, 5,000,000,000 Class B Common Shares of a nominal or par value of US$0.0000025 each and 5,000,000,000 undesignated shares of a nominal or par value of US$0.0000025 each, all shares held by Costellis International Limited will be converted into Inter Platform Class B Common Shares based on the Exchange Ratios and as if the shares were Banco Inter shares and all shares held by Hottaire International Limited will be converted into Inter Platform Class A Common Shares based on the Exchange Ratios and as if the shares were Banco Inter shares. For more information, see “Major Shareholders and Related Party Transactions.”
The Inter Platform Articles of Association, authorize two classes of common shares: Inter Platform Class A Common Shares, and the Inter Platform Class B Common Shares. Any holder of Inter Platform Class B Common Shares may convert his or her shares at any time into Inter Platform Class A Common Shares on a share-for-share basis.
The authorized but unissued shares are presently undesignated and may be issued by the board of directors of Inter Platform as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

As of the date of this prospectus, Banco Inter’s share capital is R$       divided into           common shares and           preferred shares, all registered, book-entry, with no par value.
Pursuant to the bylaws of Banco Inter in effect as of the date of this registration statement, Banco Inter is authorized to increase the share capital up to a limit of R$12 billion, irrespective of any amendment to the Banco Inter Bylaws, upon resolution of the board of directors of Banco Inter.
The authorized but unissued shares are presently undesignated and may be issued by the board of directors of Inter Platform as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.
As of the date of this prospectus, there were          Banco Inter Common Shares issued and outstanding (excluding      Banco Inter Common Shares held in treasury), and there were          Preferred Shares outstanding (excluding          Banco Inter Preferred Shares held in treasury).

Inter Platform (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)
Shareholders’ Voting Rights

Each Inter Platform Class A Common Share shall entitle the holder to one vote on all matters subject to a vote at general meetings of Inter Platform, and each Inter Platform Class B Common Share shall entitle the holder to 10 votes on all matters subject to a vote at general meetings of Inter Platform.
Subject to any special rights, restrictions or privileges as to voting for the time being attached to any class or classes of shares at any general meeting: (i) on a poll every Member (as defined by the Cayman Companies Act) present in person or by proxy or, in the case of a Member being a corporation, by its duly authorized representative, shall have one vote for every Class A Common Share (or 10 for every Class B Common Share) which is fully paid or credited as fully paid registered in his or her name in the Inter Platform register of Members, provided that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for this purpose as paid up on the share; and (ii) on a show of hands every Member who is present in person (or, in the case of a Member being a corporation, by its duly authorized representative) or by proxy shall have one vote for every Class A Common Share (or 10 for every Class B Common Share). Where more than one proxy is appointed by a Member which is a Clearing House or its nominee(s), each such proxy shall have one vote on a show of hands for every Class A Common Share (or 10 for every Class B Common Share).
On a poll, a Member entitled to more than one vote need not use all his or her votes or cast all the votes he or her does use in the same way.

Each Banco Inter Common Share shall grant the right to one vote in the resolutions of the Banco Inter Shareholders’ meetings. Banco Inter Preferred Shares, subject to limited exceptions, do not have voting rights.
Under Nível 2 Rules, while listed in the Nível 2 listing segment, a company’s preferred shares are entitled to one vote per share in the following matters:
i.
transformation, merger, consolidation or spin-off of the company;

ii.
the approval of any agreements executed between the company and its controlling Shareholder, acting directly or through any third party, or any companies in which the controlling shareholder has some relation, where the law or the bylaws require such approval by a shareholders’ meeting;

iii.
the valuation of assets contributed to the stock capital of the company, in a stock capital increase;

iv.
the appointment of a valuation company or institution to determine the economic value of the company for the purposes of a mandatory tender offer (triggered by delisting or change of control); and

v.
the amendments or exclusions of bylaws provisions which eliminate or modify any of the Nível 2 governance requirements.

Other than the exceptions provided for in the Banco Inter Bylaws, the Brazilian Corporation Law or the Nível 2 Rules, as the case may be, the affirmative vote of Banco Inter Shareholders representing at least the majority of its issued and outstanding common shares present in person or represented by a proxy at a shareholders’ meeting is required to approve any matter. Abstentions are not taken into account. However, the affirmative vote of Banco Inter Shareholders representing at least 50% of the Banco Inter issued and outstanding voting capital is required to approve certain enumerated matters.
A shareholder may be represented at a shareholders’ meeting by a proxy appointed less than a year before the meeting. Such proxy must be a shareholder, a Banco Inter director or officer, a lawyer or a financial institution. An investment fund

Inter Platform (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)
must be represented by its manager or a proxy.
Transfer and Listing of Shares

On or about the Closing Date of the Proposed Transaction, the Inter Platform Class A Common Shares will be listed on NASDAQ and the Inter Platform BDRs will be listed on B3.
Inter Platform Class B Common Shares will not be freely tradable and will not be listed on any exchange. Each Class B Common Share may be converted into one Class A Common Share (i) upon delivery of notice to Inter Platform, at its registered office, in the form described in our Articles of Association, or (ii) automatically upon any transfer of such Class B Common Share, whether or not for value, except for certain limited transfers described in our Articles of Association. Class B Common Shares may also be converted into Class A Common Shares in other circumstances. Upon conversion of Inter Platform Class B Common Shares into Inter Platform Class A Common Shares, the resulting Inter Platform Class A Common Shares may be transferred, subject to any restrictions under applicable law.
Each class of Banco Inter Shares is listed on B3 and freely-transferable, subject to private agreements entered into by their respective holders and generally applicable regulatory limitations.
Structure of Board of Directors

The Inter Platform Articles of Association provide that, unless otherwise determined by an ordinary resolution of shareholders (requiring a simple majority of the votes in attendance), the board of directors of Inter Platform will be composed of at least two directors. The director(s) may appoint any person to be a director to fill a vacancy.
Each director shall be appointed and elected for two-year terms or until his or her death, resignation or removal, subject to any applicable provision set forth in the Inter Platform Articles of Association.
A Inter Platform director is not required to hold any shares in Inter Platform by way of qualification nor is there any specified upper or lower age limit for directors either for accession to or retirement from the board. Our Articles of Association also allow additional directors to be appointed through ordinary resolution.

Pursuant to the Banco Inter Bylaws, the board of directors of Banco Inter must consist of a minimum of five and a maximum of eight members, including one chairperson, who may or may not be Banco Inter Shareholders.
The members of the board of directors of Banco Inter are elected at a Banco Inter General Meeting and serve a term of up to two years. They may be reelected, and they are subject to removal at any time by the Banco Inter Shareholders. The members of the board of directors of Banco Inter must remain in office until their successor is elected and takes office.
According to the Nível 2 Rules, at least 20% of the members of the board of directors of Banco Inter must be independent members. Banco Inter Bylaws require that at least 20% or 2, whichever is greater, of the members of the board of directors must be independent members.

Chairperson
The Inter Platform board of directors may appoint a Chairperson and Vice-Chairperson.	The Board of Directors shall have one Chairperson, elected by the board of directors and provided that

Inter Platform (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)
the positions of Chairperson of the board of directors of Banco Inter and Chief Executive Officer of Banco Inter may not be held by the same person.
Shareholder’s Derivative Actions

Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar. However, a class action suit could nonetheless be brought in a U.S. court pursuant to an alleged violation of U.S. securities laws and regulations.
In principle, Inter Platform would normally be the proper plaintiff and as a general rule, whilst a derivative action may be initiated by a minority shareholder on Inter Platform’s behalf in a Cayman Islands court, such shareholder will not be able to continue those proceedings without the permission of a Grand Court judge, who will only allow the action to continue if the shareholder can demonstrate that it has a good case against the defendant, and that it is proper for the shareholder to continue the action rather than the board of directors. Examples of circumstances in which derivative actions would be permitted to continue include cases in which:
i.
a company is acting or proposing to act illegally or beyond the scope of its authority;

ii.
the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and

iii.
those who control the company are perpetrating a “fraud on the minority.”

In general, claims against a company by its members must be based on the general laws of contract or tort applicable in the Cayman Islands or be based on a potential violation of their individual rights as members as established by a company’s memorandum and articles of association.

The Brazilian Corporation Law provides that any shareholder that has suffered direct losses may individually file judicial proceedings against the company or its directors. The Brazilian Corporation Law also authorizes derivative actions against the company’s directors. Once the shareholders’ meeting resolves to file a derivative lawsuit, if the lawsuit has not been initiated within three months following this resolution, any shareholder may do so on behalf of the company. If the shareholders’ meeting votes against filing a derivative lawsuit, shareholders representing at least 5% of the company’s capital stock are entitled to file such lawsuit, notwithstanding the voting result.
Further, the Brazilian Corporation Law provides that shareholders representing at least 5% of the company’s capital stock may bring claims against the controlling shareholder to recover damages caused by the breach of its fiduciary duties.
The Brazilian Corporation Law permits a wide variety of bases for shareholder lawsuits. For example, shareholders are entitled to file lawsuits to:
i.
void the act of incorporation of the company (limitation period of one year);

ii.
void decisions taken by irregular meetings (limitation period of two years);

iii.
claim civil liabilities against experts and capital subscribers (limitation period of one year);

iv.
claim the payment of dividends (limitation period of 3 years, calculated as from the date on which such dividends were made available to the shareholder);

v.
claim civil liabilities against the founders, shareholders, managers, liquidators, auditors or controlling companies, in the case of violation of the law or bylaws (limitation period of 3 years); and

vi.
claims against the company for whatever reason (limitation period of 3 years).

As prescribed by CVM Instruction No. 627, dated June 22, 2020, the threshold to file either a

Inter Platform (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)
derivative action against the company’s directors or a claim against the controlling shareholder for the breach of its fiduciary duties, considering Banco Inter’s current capital, is of 3% of Banco Inter’s voting capital stock.
Approval of Mergers and Business Combinations
The Inter Platform Articles of Association provide that, subject to the Cayman Companies Act and the rules of any applicable stock exchange, Inter Platform will, with the approval of a special resolution (requiring two-thirds of the votes in attendance), have the power to merge or consolidate with one or more constituent companies, upon such terms as the Inter Platform directors may determine.	The affirmative vote of shareholders representing at least 50% of Banco Inter’s issued voting capital (including the vote of the preferred shares) is required to approve any merger into or consolidation with another company.
Cumulative Voting
As permitted under Cayman Islands law, the Inter Platform Articles of Association do not provide for cumulative voting.
The Brazilian Corporate Law permits the adoption of cumulative voting upon a request by shareholders representing a minimum percentage of Banco Inter’s voting capital, according to which each share receives a number of votes corresponding to the number of members of the board of directors of Banco Inter. The shareholders holding, individually or jointly, at least 15% of the Banco Inter Common Shares are entitled to vote separately to appoint one director.
As prescribed by CVM Instruction No. 282, dated June 26, 1998, the threshold to trigger cumulative voting rights may vary from 5% to 10% of the total voting capital stock. Taking into consideration Banco Inter’s current capital, Banco Inter Shareholders representing 5% of Banco Inter’s voting capital stock may request the adoption of cumulative voting to elect the members of the board of directors of Banco Inter. If cumulative voting is not requested, the board of directors of Banco Inter shall be elected by the majority vote of the holders of Banco Inter Common Shares, in person or represented by a proxy. The Banco Inter directors are elected by Banco Inter Shareholders at an annual shareholders meeting for a term of up to two years.

Nomination and Appointment of Directors
Subject to the Inter Platform Articles of Association, directors are elected by an ordinary resolution of the Inter Platform shareholders.	Election and removal of members of the board of directors of Banco Inter shall be approved exclusively by Banco Inter Shareholders meeting. According to the Nível 2 Rules, at least 20% of the

Inter Platform (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)

members of the board of directors of Banco Inter must be independent directors.
According to Banco Inter Bylaws, at least two or 20%, whichever is greater, of the members of the board of directors of Banco Inter must be independent directors.
As defined in Banco Inter Bylaws, in addition to a case-by-case analysis of its relationship to the company, an independent director cannot:
i.
be a direct or indirect controlling shareholder of Banco Inter;

ii.
have its voting rights at meetings of the board be bound by the terms of a shareholders’ agreement;

iii.
be a spouse or a second-degree or closer relative of a controlling shareholder, manager of the company or manager of the controlling shareholder; and

iv.
have been an employee or director of Banco Inter or of its controlling shareholder during the previous three years.

Removal of Directors and Vacancies

Each Inter Platform director holds office for two-year term or until the earlier of his or her death, resignation or removal, provided, however, that such term shall be extended in the event that no successor has been appointed (in which case such term shall be extended to the date on which such successor has been appointed).
Before the expiration of his or her term of office, a director may be removed by ordinary resolution in accordance with the provisions of the Inter Platform Articles of Association.
Subject to certain exceptions, vacancies on the Inter Platform board of directors (arising other than upon the removal of a director by an ordinary resolution) can be filled by the remaining director(s) (notwithstanding that the remaining director(s) may constitute fewer than the required number of directors). Any such appointment shall be as an interim director to fill such vacancy until the earlier of (i) the appointment of a new non-interim director or (ii) the next annual general meeting of Members (and such appointment shall terminate at the commencement of the annual general meeting).
The Inter Platform Articles of Association do not include a mandatory retirement age for directors.

Banco Inter directors hold office for 2-year terms and may be reelected. Directors are subject to removal at any time by the Banco Inter Shareholders. The members of the board of directors of Banco Inter remain in office until their successor is elected and takes office.
In the case of permanent vacancy of a seat of the board of directors of Banco Inter, the remaining directors will nominate a substitute director. Such interim director will hold office until the next extraordinary shareholders’ meeting, which shall be summoned in up to 45 days from the date of the permanent vacancy.
In the case of absence of the chairperson of the board of directors of Banco Inter, the chairperson will nominate a director to perform the chairperson’s duties. If the chairperson does not make such nomination, the eldest director will exercise the chairperson’s duties during the chairperson’s absence. If the absence is permanent, the directors shall elect a new chairperson.
Permanent vacancy means, in relation to a director, the occurrence of any of the following events: (i) removal; (ii) resignation; (iii) permanent incapacity; (iv) interdiction; or (v) unjustified absence in 3 consecutive board meetings.

Inter Platform (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)
The current Inter Platform directors hold office until the next annual general meeting.	The Banco Inter Bylaws do not include a mandatory retirement age for directors.
Executive Officers

Inter Platform’s executive officers are primarily responsible for the day-to-day management of Inter Platform’s business and for implementing the general policies and directives established by the Inter Platform board of directors.
The Inter Platform board of directors is responsible for establishing the roles of each executive officer.
The Inter Platform Articles of Association provide that the Inter Platform board of directors may appoint such officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Inter Platform board of directors may think fit. Unless otherwise specified in the terms of his or her appointment, an officer may be removed by the Inter Platform board of directors.

Banco Inter’s executive officers are Banco Inter’s legal representatives and are principally responsible for Banco Inter’s day-to-day management and for implementing the policies and general guidelines established by the board of directors of Banco Inter. According to the Brazilian Corporate Law, all of Banco Inter’s officers must be residents of Brazil and may or may not be Banco Inter Shareholders.
Banco Inter Bylaws defines the roles and responsibilities of each Banco Inter executive officer. The board of directors of Banco Inter may further specify or create new roles for the executive officers.
Banco Inter’s executive officers are elected at a meeting of the board of directors of Banco Inter for two-year terms, reelection being permitted. The board of directors of Banco Inter may elect to remove Banco Inter’s executive officers at any time.
According to the Banco Inter Bylaws, Banco Inter must have a minimum of two and a maximum of eighteen executive officers, each of whom must be a resident of Brazil, as required by law, but need not own any Banco Inter Shares. In accordance with Nível 2 Rules, prior to taking office, Banco Inter’s executive officers are required to sign an instrument of adherence to Nível 2 Rules.

Fiscal Council

The organizational documents of Inter Platform do not provide for a fiscal council.
Under the Cayman Companies Act, there is no requirement to have a fiscal council. The Inter Platform Articles of Association provide that, subject to applicable law and the listing rules of any designated stock exchange, the directors may delegate any of their powers to any committee (including, without limitation, an audit committee), consisting of one or more directors.

Under the Brazilian Corporate Law, the fiscal council (conselho fiscal) is an optional, non-permanent corporate governance body that, if constituted, must be independent from a company’s management and its external independent auditors. As such, it may not include members of the board of directors of Banco Inter or executive officers or their spouses or relatives. In addition, a company’s fiscal council may not include employees of that company’s subsidiaries or of any entity that participates in its management.
The primary responsibility of the fiscal council is to review management’s activities and financial statements and to report its findings to shareholders. Members of a company’s fiscal council are entitled to at least 10% of the average

Inter Platform (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)

compensation paid to that company’s executive officers, excluding benefits, representation fees and profit sharing.
Any fiscal council must be appointed at a Banco Inter Shareholders’ meeting upon the request of Banco Inter Shareholders representing at least 10% of the outstanding Banco Inter Common Shares, and its term ends at the first annual Banco Inter Shareholders meeting following its creation. The request to establish a fiscal council can be submitted during any Banco Inter Shareholders’ meeting, at which time the elections of members of the fiscal council would occur.
According to the Banco Inter Bylaws, Banco Inter’s fiscal council may consist of three members and an equal number of alternates, all of whom must be residents of Brazil.

Committees

The board of directors of Inter Platform may delegate any of its powers to committees consisting of such director(s) or other person(s) as the Inter Platform board of directors thinks fit, provided that each committee has at least one director. The board of directors may also revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee formed by Inter Platform board of directors shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed upon it by the Inter Platform board of directors.
The Inter Platform board of directors has one standing committee: the audit committee.

Banco Inter Bylaws provides for five different committees: the personnel and compensation committee; the assets, indebtedness, and liquidity committee; the risk and compliance committee; the credit risk committee; and the statutory audit committee.
Banco Inter’s personnel and compensation committee consists of a minimum of three and a maximum of five members elected by the board of directors of Banco Inter, with a term of up to two years each, reelection permitted (for a maximum total term of 10 years). This committee aims to develop policies and guidelines regarding the remuneration of Banco Inter’s directors and officers, pursuant to its charter. This committee meets at least monthly and whenever else necessary.
Banco Inter’s assets, indebtedness, and liquidity committee consists of a minimum of four and a maximum of fifteen members elected by the board of directors of Banco Inter, with a term of up to two years each, reelection permitted. This committee assists the board of directors in issues related to, among others, Banco Inter’s exposure to market risk; the methodologies and controls related to market risk; and monitoring Banco Inter’s exposure. This committee meets at least monthly and whenever else necessary.
Banco Inter’s risk and compliance committee consists of a minimum of four and a maximum of fifteen members elected by the board of directors of

Inter Platform (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)

Banco Inter, with a term of up to two years each, reelection permitted. This committee assists the board of directors in issues related to, among others, corporate governance; code of conduct; and other issues relating to identifying, mitigating, and monitoring operational risk. This committee meets at least monthly and whenever else necessary.
Banco Inter’s credit risk committee consists of a minimum of four and a maximum of fifteen members elected by the board of directors of Banco Inter, with a term of up to two years each, reelection permitted. This committee assists the board of directors in issues related to, among others, measuring, monitoring, and defining limits to Banco Inter’s credit risk.
Banco Inter’s statutory audit committee consists of a minimum of three and a maximum of five members elected by the board of directors of Banco Inter, with a term of up to five years each, reelection permitted. This committee assists the board of directors in issues related to, among others, selecting, monitoring, and removing the independent auditors; monitor the quality of any of Banco Inter’s financial statements; and monitoring the effectiveness of internal compliance controls.
All of Banco Inter committees meet at least monthly and whenever else necessary.
The board of directors of Banco Inter may further create other committees not provided for in the Bylaws. Such committees may, but need not, have a director as a member.

Annual Meetings of Shareholders

As a Cayman Islands exempted company, Inter Platform is not obligated by the Cayman Companies Act to call annual general meetings; however, the Inter Platform Articles of Association provide that Inter Platform must hold an annual general meeting each year (other than the year of adoption of the Inter Platform Articles of Association). Such meeting must be held at least once every calendar year and take place at such place as may be determined by the Inter Platform board of directors from time to time.
Holders of Inter Platform Class A Common Shares and holders of Inter Platform Class B Common Shares have the right to receive notice of, attend, speak and vote at general meetings of Inter Platform.

The Brazilian Corporation Law requires corporations to hold an annual general meeting of shareholders within four months following the end of the fiscal year to deliberate on the following matters:
i.
management accounts and year-end financial statements;

ii.
allocation of the net profits for the fiscal year and distribution of dividends;

iii.
if applicable, election and associated remuneration of directors, and members of the fiscal council; and

iv.
approval of the annual monetary adjustment to the capital stock.

Inter Platform (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)
Extraordinary Meetings of Shareholders
The Inter Platform Articles of Association provide that the directors may, whenever they think fit, convene an extraordinary general meeting, and also provide that shareholders who collectively hold at least one-third of all of the voting power of the shareholders are entitled to request the directors to convene an extraordinary general meeting of the company.	An extraordinary shareholders’ meeting may be held at any time, including concurrently with the annual shareholders’ meeting.
Notice of Shareholder Meetings

An Inter Platform general meeting shall be called upon at least 10 clear days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and must specify the time, place and agenda of the meeting and particulars of the resolution(s) to be considered at that meeting and, in the case of special business, the general nature of that business.
Except where otherwise expressly stated, any notice or document (including a share certificate) to be given or issued under the Inter Platform Articles of Association shall be in writing, and may be served by Inter Platform on any Member personally, by post to such Member’s registered address or (in the case of a notice) by advertisement in the newspapers. Inter Platform will give notice of each general meeting of shareholders by publication on the Inter Platform website and in any other manner that Inter Platform may be required to follow in order to comply with Cayman Islands Law, the applicable stock exchange rules and SEC requirements.
Subject to the Cayman Companies Act and the applicable stock exchange rules, a notice or document may also be served or delivered by Inter Platform to any Member by electronic means.
Every Inter Platform general meeting may be deemed to have been duly called if it is so agreed by all of Inter Platform’s Members entitled to attend and vote at such meeting, in the case of the annual shareholders’ meeting, or by Inter Platform’s Members holding 75% of the total par value of the shares entitled to attend and vote at such meeting, in the case of an extraordinary general meeting.

Pursuant to the Brazilian Corporate Law, all of Banco Inter’s Banco Inter General Meetings must be called by means of at least three publications in the Official Gazette of the State of Minas Gerais (Diário Oficial do Estado de Minas Gerais), and in Jornal Estado de Minas. The first notice must be published no later than 21 days before the date of the meeting (or 30 days in case distance voting is required or permitted), and the second, no later than eight days before the date of the meeting.
The CVM may also, upon the request of any Banco Inter shareholder, suspend for up to 15 days the summoning process for a particular shareholders’ meeting in order to understand and analyze the proposals to be submitted at the meeting. In any event, notices of Banco Inter Shareholders’ meetings must include the place, date, time and the agenda of the meeting and, in certain cases, a detailed description of the matters to be discussed.

Inter Platform (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)
Quorum at Shareholder Meetings

The quorum for a general meeting is one or more Inter Platform shareholders holding not less than one-third in aggregate of the voting power of all Inter Platform shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, provided that such a quorum must also include (i) Costellis International Limited for so long as it holds Class B common shares, and (ii) Hottaire International Limited for so long as it holds Class B common shares. In respect of a separate class meeting (other than an adjourned meeting) convened to sanction the modification of class rights, the necessary quorum is persons holding or representing by proxy not less than two-thirds of the issued Inter Platform shares of the applicable class.
The Inter Platform Articles of Association provide that no business shall be transacted at any meeting unless a quorum is present at the time when the meeting proceeds to business and continues to be present until the conclusion of the meeting.
Other than certain exceptions provided for in the Inter Platform Articles of Association and the Cayman Companies Act, decisions in a general meeting are approved by ordinary resolution (requiring a simple majority of the votes in attendance). Certain matters (such as approving mergers, and most modifications to the Articles of Association) require a special resolution to be approved (requiring two-thirds of the votes in attendance).

As a general rule, the Brazilian Corporate Law provides that a quorum for purposes of convening a shareholders’ meeting shall consist of shareholders representing at least 25% of a company’s issued and outstanding voting capital stock on the first call, and if that quorum is not reached, quorum consists of shareholders representing any percentage of the voting capital stock on the second call. Banco Inter Bylaws adopt this rule.
Other than certain exceptions provided for in the Banco Inter Bylaws, the Brazilian Corporation Law or the Nível 2 Rules, as the case may be, sets forth that the affirmative vote of shareholders representing at least the majority of the issued Banco Inter Shares entitled to vote in the matter at hand present in person or represented by a proxy at a Banco Inter Shareholders’ meeting is required to approve any matter. Abstentions are not taken into account. However, the affirmative vote of Banco Inter Shareholders representing at least 50% of Banco Inter’s issued capital entitled to vote in the matter at hand is required to approve the following:
•
a change in Banco Inter’s corporate purpose;

•
a reduction in the percentage of minimum mandatory dividends to be distributed to the Banco Inter Shareholders;

•
any merger into or consolidation with another company;

•
any spin-off of Banco Inter’s assets;

•
Banco Inter’s participation in a centralized group of companies (as defined by the Brazilian Corporate Law);

•
application for cancellation of any voluntary liquidation;

•
Banco Inter’s dissolution; and

•
merging all Banco Inter Shares into another company.

In the case of Brazilian publicly held corporations with a significant free float, if the prior shareholders’ meetings of Banco Inter were attended by Banco Inter common shareholders representing less than 50% of its total voting capital stock, the CVM may authorize a reduction of such quorum.

Inter Platform (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)
Shareholder Action by Written Consent
The Inter Platform Articles of Association provide that an ordinary or special resolution may be approved in writing by all shareholders entitled to vote at a general meeting of the company	The Brazilian Corporation Law requires shareholders’ meetings to be held live, virtually or both live and virtually. Remote voting is also permitted for shareholders of publicly held companies. Publicly held companies are required to offer remote voting in connection with annual shareholders’ meetings, any shareholders’ meeting taking place on the same date as the annual meeting or any other shareholders’ meeting that will resolve on the election of board members or fiscal council members.
Mandatory Tender Offer
The Inter Platform Articles of Association do not require a mandatory tender offer.
Other than the general tender offer modalities set forth in CVM regulation applicable to publicly-held companies such as Banco Inter, the Nível 2 rules provide that a change of control of Banco Inter resulting from a transaction or a series of transactions is subject to the condition that a mandatory tender offer for all of the Banco Inter Shares is launched by the acquirer. The tender offer must bear the same terms and conditions of the transaction effecting the change of control and must comply with the terms and conditions under applicable law and the Nível 2 rules, as well as treat preferred and common shares equally.
In the event of an indirect change of control, the acquirer must disclose the value assigned to Banco Inter for the purpose of defining the price of the tender offer, as well as the assumptions and calculations underlying such valuation.
Under Nível 2 rules, delisting from Nível 2 (either directly or through a corporate reorganization in which the final company is not listed on Nível 2) will require the company or its controlling shareholder to launch a tender offer for all the other shareholders. The terms and conditions for such tender offer are effectively the same as the mandatory tender offer triggered by change of control.

Related Party Proposed Transactions
Inter Platform’s related person transaction policy states that any related person transaction must be approved or ratified by Inter Platform’s audit committee, the Inter Platform board of directors or a designated committee thereof.	In accordance with the Brazilian Corporate Law and the Banco Inter Bylaws, decisions with respect to related party transactions are made by the Banco Inter Shareholders or Banco Inter’s board of directors, as the case may be. No director may participate in deliberations with respect to any

Inter Platform (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)
In determining whether to approve or ratify a transaction with a related person, Inter Platform’s audit committee, the Inter Platform board of directors or the designated committee will consider all relevant facts and circumstances, including without limitation (i) the commercial reasonableness of the terms of the transaction, (ii) the benefit and perceived benefit, or lack thereof, to Inter Platform, (iii) opportunity costs of an alternate transaction, (iv) the materiality and character of the related person’s direct or indirect interest and (v) the actual or apparent conflict of interest of the related person. Inter Platform’s audit committee, the Inter Platform board of directors or the designated committee will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, Inter Platform’s best interests and the best interests of Inter Platform’s shareholders.
transaction in which such director has a conflict of interest with Banco Inter.
In accordance with Banco Inter’s related party transaction policy, Banco Inter’s board of directors reviews related party transaction that are material (as defined in the policy) or should otherwise be disclosed due to the nature of the contemplated transaction.
Under Banco Inter’s related party transaction policy, the company’s financial reports are required to include information regarding related party transactions.

Appraisal and Dissenters’ Rights

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a merger or consolidation of a company that takes place by way of a scheme of arrangement.
Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation that does not take place by way of a scheme of arrangement to apply to the Cayman Islands Grand Court for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.
When a takeover offer is made and accepted by holders of 90.0% of the shares to whom the offer is made within four months, the offeror may, within a two-month period thereafter, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Cayman Islands Grand Court but is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders. An application may be made by a dissenting shareholder to the Grand Court for an

Any of the Banco Inter Shareholders that disagree with certain decisions made in a shareholders’ meeting have the right to withdraw from Banco Inter and receive reimbursement for the value of their shares.
Pursuant to the Brazilian Corporate Law, the right of withdrawal may be exercised under the following circumstances:
any spin-off in the circumstances described below;
•
a reduction of Banco Inter’s minimum mandatory dividends;

•
a change in Banco Inter’s corporate purpose;

•
the merger of shares involving Banco Inter, in accordance with article 252 of the Brazilian Corporate Law;

•
Banco Inter’s participation in a corporate group (as defined in the Brazilian Corporate Law);

•
the acquisition by Banco Inter of the control of another company for a price that exceeds the limits established in paragraph two of article 256 of the Brazilian Corporate Law;

•
a change in Banco Inter’s corporate form; or

•
Banco Inter’s merger into or consolidation with another company.

Inter Platform (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)
order that the transfer of the shares be made otherwise than on the terms of the offer.
However, under the Brazilian Corporate Law, a spin-off will not trigger withdrawal rights, unless it:
•
causes a change in Banco Inter’s corporate purpose, except if the assets and liabilities spun off were transferred to a company whose primary activities are consistent with Banco Inter’s corporate purpose;

•
reduces Banco Inter’s minimum mandatory dividends; or

•
results in Banco Inter’s participation in a centralized group of companies (as defined in the Brazilian Corporate Law).

In cases involving (i) Banco Inter’s merger into or consolidation with another company, or (ii) Banco Inter’s participation in a corporate group (as defined in the Brazilian Corporate Law), Banco Inter Shareholders will not be entitled to withdrawal rights if the Banco Inter Shares:
•
are “liquid,” meaning they are part of B3 Index or other stock exchange index (as defined by the CVM); and

•
are widely held, such that Banco Inter’s controlling shareholders or their affiliates hold less than 50% of the Banco Inter Shares.

The withdrawal right expires 30 days after publication of the minutes of the relevant Banco Inter Shareholders’ meeting. In addition, Banco Inter is entitled to reconsider any action that may give rise to withdrawal rights for ten days after the expiration of the withdrawal right exercise period if Banco Inter deems that the payment of the redemption amount to the dissenting shareholders would jeopardize Banco Inter’s financial stability.
Upon the exercise of withdrawal rights, Banco Inter Shareholders are entitled to receive the net worth of their Banco Inter Shares, based on Banco Inter’s most recent statement of financial position approved by the Banco Inter Shareholders. If the resolution giving rise to the withdrawal rights is made later than 60 days after the date of Banco Inter’s most recent approved statement of financial position, the shareholder may demand, together with the redemption, that his or her Banco Inter Shares be valued according to a new statement of financial position dated no more than 60 days before the resolution date. In this case, Banco Inter must immediately pay 80% of the net worth of the Banco Inter Shares, calculated on the basis of the

Inter Platform (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)
most recent statement of financial position approved by the Banco Inter Shareholders, and the balance must be paid within 120 days after the date of the resolution of the Banco Inter Shareholders’ meeting.
Shareholder Information Rights

Shareholders of a Cayman Islands exempted company (such as Inter Platform) have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders.
The Inter Platform Articles of Association provide that the directors may from time to time determine whether, to what extent, at what times and places and under what conditions or regulations the accounts and books and corporate records of Inter Platform or any of them shall be open to the inspection of shareholders not being directors, and no shareholder (not being a director) shall have any right of inspecting any account or book or document of Inter Platform except as conferred by applicable law, the listing rules of any designated stock exchange or authorized by the directors.

Under the Brazilian Corporation Law, shareholders have the right to:
i.
request copies of the minutes of general meetings and resolutions of Banco Inter;

ii.
receive copies of support documents for resolutions in annual or extraordinary Banco Inter General Meetings (i.e., management and auditors’ reports and statements of financial position); and

iii.
receive certificates of corporate books if a certain share ownership threshold is met.

Amendments of Constituent Documents
Subject to the Cayman Companies Act and the Inter Platform Articles of Association, alterations to the Inter Platform Articles of Association (except with respect to share capital) require a special resolution of the Inter Platform shareholders (requiring two-thirds of the votes in attendance).	Amendment of Banco Inter Bylaws requires approval by an extraordinary shareholders’ meeting.
Indemnification of Directors and Officers & Limitation on Personal Liability of Directors and Officers

The Cayman Companies Act does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.
The Inter Platform Articles of Association provide that Inter Platform shall indemnify and hold harmless Inter Platform’s directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by

Subject to certain exceptions, Banco Inter may, directly or through any of its subsidiaries, enter into indemnity agreements with the members of the board of directors of Banco Inter, of any advisory committees, of its executive board or of its direct and indirect subsidiaries, and all other employees with management powers in Banco Inter and/or any of its direct or indirect subsidiaries, in the event of any damage or loss actually suffered by the beneficiaries as a result of the regular exercise of their duties at Banco Inter, without prejudice to the contracting of a specific insurance contract in favor of such beneficiaries.
Banco Inter has obtained insurance coverage with Chubb Seguros Brasil S.A. to protect its directors

Inter Platform (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)

reason of such person’s dishonesty, willful default or fraud, in or about the conduct of Inter Platform’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning Inter Platform or its affairs in any court whether in the Cayman Islands or elsewhere.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Inter Platform’s directors, officers or persons controlling Inter Platform under the foregoing provisions, Inter Platform has been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Inter Platform will seek insurance coverage to protect its directors and officers against civil liabilities incurred by them while exercising their corporate functions during the coverage period.
and officers against civil liabilities incurred by them while exercising their corporate functions during the coverage period. Under the terms of this D&O insurance policy, the insurer will cover up to R$50 million in damages as determined by judicial or arbitral decisions as well as private settlements approved by the insurer. The insurance policy currently in effect expires on January 23, 2022 and excludes coverage for damages resulting from willful misconduct, fraud or severe negligence on the part of the Banco Inter directors and officers.
Preemptive Rights

The Inter Platform Class A Common Shares and Inter Platform Class B Common Shares of Inter Platform are not entitled to preemptive rights upon transfer.
Inter Platform Class A Common Shares do not have preemptive rights to subscribe newly issued shares. The Class B Common Shares are entitled to maintain a proportional ownership and voting interest in the event that additional Class A Common Shares are issued. As such, except for certain exceptions, if Inter Platform increases its share capital or issues common shares, it must first make an offer to each holder of Class B Common Shares to issue to such holder on the same economic terms such number of Class A Common Shares and Class B Common Shares, as applicable, as would ensure such holder may maintain a proportional ownership and voting interest in Inter Platform.

The Banco Inter Shares are not entitled to preemptive rights upon transfer.
The Banco Inter Shareholders have a general preemptive right (subject to certain exceptions) to subscribe to shares in any capital increase in proportion to their shareholding at the time of such capital increase. While the Banco Inter Shareholders also have a general preemptive right to subscribe to any debenture convertible into Banco Inter Shares and subscription warrants that Banco Inter may issue, no preemptive rights apply to actual conversions of debentures, acquisitions of shares resulting from the exercise of subscription warrants and granting of call options and issuance of shares as a result of their exercise. A period of at least 30 days following the publication of the notice of the capital increase or issuance of convertible debentures or subscription warrants is allowed for the exercise of the preemptive right. Shareholders may waive their preemptive rights.
However, pursuant to the Brazilian Corporate Law and the Banco Inter Bylaws, the board of directors of Banco Inter is authorized to exclude preemptive

Inter Platform (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)
rights or reduce their exercise period with respect to the issuance of new shares, convertible debentures and subscription warrants, up to the limit of the authorized stock capital, if the distribution of those shares, debentures or warrants is effected through a stock exchange, through a public offering or through an exchange of shares in a public offering the purpose of which is to acquire control of another company.
Dividends

Under the Cayman Companies Act, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Pursuant to the Inter Platform Articles of Association, dividends can be declared and paid out of funds lawfully available to Inter Platform, which include the share premium account.
Subject to rights and restrictions attached to any Inter Platform shares, the Inter Platform directors may from time to time declare dividends (including interim dividends) and other distributions on Inter Platform shares in issue and authorize payment of the same out of the funds of Inter Platform lawfully available therefor.
Subject to the rights and restrictions attached to any Inter Platform shares, Inter Platform by ordinary resolution of the Inter Platform shareholders may declare dividends, but no dividend may exceed the amount recommended by the Inter Platform board of directors.

The Brazilian Corporate Law requires that the bylaws of a Brazilian corporation specify a minimum percentage of income available for the annual distribution of dividends, known as the mandatory dividend, which must be paid to shareholders either as dividends or interest on equity.
Pursuant to the Brazilian Corporate Law and the Banco Inter Bylaws, at least 25% of Banco Inter’s adjusted net income should be allotted for the distribution and payment of the mandatory dividend to the Banco Inter Shareholders. Banco Inter’s net income for this purpose is adjusted by reducing net income allocated to Banco Inter’s legal reserve and other reserves, and by increasing net income by any reversals of the reserves.
While Banco Inter is required under the Brazilian Corporate Law to pay a mandatory distribution every year, Banco Inter is also allowed to suspend the mandatory distribution of dividends if the board of directors of Banco Inter reports to Banco Inter’s annual shareholders’ meeting that the distribution would be inadvisable given Banco Inter’s financial condition. In addition, Banco Inter’s management must submit a report setting out the reasons for the suspension to the CVM. Net income not distributed by virtue of a suspension is allocated to a separate reserve and, if not absorbed by subsequent losses, is required to be distributed as soon as the financial condition of Banco Inter permits such payments.

Repurchases and Redemptions
The Cayman Companies Act and the Inter Platform Articles of Association permit Inter Platform to purchase its own shares, subject to certain restrictions. The Inter Platform board of directors may only exercise this power on behalf of Inter Platform, subject to the Cayman Companies Act,	According to the Brazilian Corporate Law, Banco Inter may redeem its shares subject to the approval of the Banco Inter Shareholders at a special shareholders’ meeting, where Banco Inter Shareholders representing at least 50% of the Banco Inter Shares that would be affected approve it.

Inter Platform (a Cayman Islands exempted company with limited liability)	Banco Inter (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)

the Inter Platform Articles of Association and any applicable requirements imposed by the SEC and the applicable stock exchange on which Inter Platform securities are listed.
Inter Platform may issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of Inter Platform or the Member on such terms and in such manner as the Inter Platform directors may, before the issuance of the shares, determine.
Redemption can be paid with Banco Inter’s profits, profit reserves or capital reserve.

REGULATORY MATTERS
Brazilian Banking Industry Regulation
Overview
The basic legal framework of the SFN was established by Law No. 4,595, as amended, which created the CMN, the body responsible for establishing general guidelines for monetary, foreign currency and credit policies, among others, as well as for regulating the institutions that comprise the financial system. Law No. 4,595 also granted the Central Bank the authority to issue currency and manage credit, among other powers.
In addition, pursuant Law No. 4,595 and Resolution No. 4,122/2012, the authorization of the Central Bank is required for us to operate as a multi-service bank, which has been granted to us pursuant to Official Letter No. DEORF/GTBHO-2008/1950, dated March 27, 2008.
Major regulatory agencies
The National Financial System is comprised of supervisory and regulatory bodies that are responsible for the regulation and supervision of financial institutions. Given the activities that we perform, we are subject to oversight by the following main regulatory agencies:
CMN
The CMN oversees the Brazilian monetary, credit, budgetary, fiscal and public debt policies. It is comprised of the president of the Central Bank, the Special Secretary of Finance of the Ministry of Economy. Pursuant to the provisions of Law No. 4,595, the CMN is the highest regulatory agency of the National Financial System and is authorized to regulate the credit operations of Brazilian financial institutions and the Brazilian currency. The CMN also has the authority to supervise Brazilian gold and foreign currency reserves, determine Brazilian policies for savings and investments, and govern Brazilian capital markets for the purpose of fostering the country’s economic and social development. In this regard, the CMN also oversees the activities carried out by the Central Bank and the CVM.
CNSP
CNSP is the body responsible for establishing guidelines and standards for private insurance policies. It is chaired by the Minister of Economy, by the Superintendent of SUSEP, and is comprised of representatives from the Ministry of Social Security and Welfare, Ministry of Labor, SUSEP, the Central Bank and CVM.
Financial Activities Control Council (COAF)
The Financial Activities Control Council (Conselho de Controle de Atividades Financeiras) (“COAF”), is the Brazilian financial intelligence unit and has the legal task of coordinating cooperation and information exchange mechanisms that enable quick and efficient actions to combat “money laundering” and “terrorist financing,” to discipline and apply penalties administrative, receive, examine and identify suspicious occurrences and supervise the activities of individuals and legal entities that do not have a specific regulator.
Central Bank
The Central Bank is the body responsible for implementing the policies established by CMN relating to foreign currency and credit. It is also responsible for regulating Brazilian financial institutions, including with respect to minimum capital reserve requirements and the disclosure of financial institution transactions and financial information. It is also responsible for monitoring and regulating foreign investments in Brazil. According to Complementary Law No. 179 of February 24, 2021, the Central Bank is managed by an executive board consisting of nine members, one of which is the Central Bank’s President and all appointed by the President of Brazil and subject to ratification by the Brazilian Senate. The mandate of the Central Bank’s President is of four years, being the initial term on January 1st of the third year of the mandate of the

President of Brazil. The mandate of other members is up to four years, provided that the first two members will have the initial term on March 1st of the first year of the mandate and each two on January 1st of every following year.
CVM
The CVM is an autonomous government agency subject to a special regime that is linked to the Ministry of Economy under the terms of Law No. 6,385, of December 7, 1976, as amended (“Capital Markets Law”). It is headquartered in the city of Rio de Janeiro, has independent administrative authority over all Brazilian territory, is its own legal entity, and has its own assets. It is responsible for implementing the CMN’s securities market policies, and has the power to regulate, develop, control and inspect the securities market in strict compliance with the Capital Markets Law and Brazilian Corporation Law.
SUSEP
SUSEP is the agency responsible for controlling and inspecting the Brazilian insurance, open-end private pension fund, savings bonds and reinsurance markets. It is an autonomous government agency created by Decree-law No. 73, of November 21, 1966, and is linked to the Ministry of the Economy.
National Institute of Social Security
Autarchy linked to the Ministry of Welfare and Social Assistance, responsible for recognizing the rights of insured persons under the General Social Security Regime — RGPS. The National Institute of Social Security is responsible for regulating the payment of retirement, death pension, sickness benefit, accident benefit, among other benefits, including payroll-deductible credit to retirees and pensioners.
Regulation of electronic payments and the Brazilian Payments System (SPB)) and the Instant Payments System (SPI) and PIX
The CMN and the Central Bank govern and monitor the institutions that participate in the Brazilian Payments System. These include payment institutions and payment arrangements, for which the regulatory framework was created in October 2013, with the enactment of Law No. 12,865. In November 2013, the CMN and the Central Bank regulated the aforementioned law, by means of four main regulations: CMN Resolution No. 4,282/2013, Central Bank Circular No. 3,680/2013, Central Bank Circular No. 3,681/2013 and Central Bank Circular No. 3,682/2013. Subsequently, in March 2018, the Central Bank issued the following regulations: Central Bank Circular No. 3,885/2018 (which governed certain matters set forth in CMN Resolution No. 4,282/2013), Central Bank Circular No. 3,886/2018 (which amended Circular No. 3,682/2013) and Central Bank Circular No. 3,887/2018. Further, in October 2020, the Central Bank issued Central Bank Resolution No. 24/2020 (which amended Circular No. 3,682/2013) and, in March 2021, Central Bank Resolution No. 80/2021 (which revoked Central Bank Circular No. 3,885/2018) and Central Bank Resolution No. 81/2021.
Law No. 12,865 establishes the main legal framework for the electronic payments sector, providing regulations for the companies currently operating in the e-money market and in the issuance of prepaid cards, credit cards, and other prepaid payment instruments, as well as accrediting bodies. These bodies are collectively referred to as “payment institutions.” Additionally, Law No. 12,865 establishes principles for payment arrangements, payment arrangement settlors and payment accounts, which became part of the SPB.
On the other hand, the regulations issued by the CMN established the guidelines that the Central Bank — the sector’s regulatory body — must comply with in supervising the sector. The regulations issued by the Central Bank, which came into effect in May 2014 (and in 2018 with regard to Circular No. 3,886 and Circular No. 2,021, in regard to the Resolutions No. 80 and No. 81), (1) limited the activities developed by each type of payment institution, providing a more narrow definition of each activity; (2) established the main criteria and procedures for obtaining prior approval from the Central Bank for the establishment and operation of payment institutions and payment arrangements (including volume criteria), as well as for the cancellation of an authorization, change of control, and corporate restructuring; (3) established the conditions for holding management positions and the minimum capital requirements for the payment institutions;

(4) regulated payment accounts, requiring that payment institutions identify the account holders and the form of allocating the funds deposited (aiming to preserve the amount and liquidity of the e-money balances maintained in the accounts); (5) regulated the provision of payment services to those that fall under the category of SPB payment arrangements, and established the criteria according to which a particular payment arrangement would not be part of the SPB; and (6) established rules regarding risk management, minimum capital requirements and the governance of payment institutions.
With respect to the Circulars issued by the Central Bank in 2018, Circular No. 3,887 established limits on fees for foreign currency exchanges performed in connection with debit transactions. Any such fee must not be greater than (1) a 0.5% average exchange fee based on the amount of the transactions and (2) 0.8% in respect of any transaction. These limits do not apply to electronic transactions or transactions using corporate credit cards.
Central Bank Resolution No. 24/2020 (which amended Circular No. 3,682/2013) reviewed certain requirements and procedures for the licensing of payment institutions, particularly for e-money issuers, and introduced a new type of payment institution license: the electronic payment initiator.
Finally, Central Bank Resolution No. 80/2021 and Central Bank Resolution No. 80/2021 revoked, among others, Central Bank Circular No. 3,885/2018 as of May 3, 2021 and consolidated the requirements and procedures for the licensing of all payment institutions.
Although the payment institutions have been regulated by the Central Bank, they are not considered financial institutions and, accordingly, are not authorized to perform standard activities of a financial institution as provided for in the applicable regulation. Notwithstanding, payment institutions and their administrators must comply with certain laws and regulations applicable to financial institutions (such as anti-money laundering and bank secrecy laws). They are also subject to the Temporary Special Administration Regime’s (Regime de Administração Especial Temporária), intervention and out-of-court liquidation procedures.
Instant Payment System — PIX
The Central Bank has sought to develop an efficient, competitive and secure payment system, where the user is guaranteed to make payments and transfers in real time. One of the Central Bank’s main concerns is to ensure a dynamic participation open to various types of payment service providers, once again fostering the development of innovations and differentiated services that meet the needs of end users.
On December 21, 2018, the Central Bank published Notice No. 32.927, which discloses the fundamental requirements for the creation of the Brazilian instantaneous payment ecosystem.
On February 18, 2020, the Central Bank published Ruling No. 3.985, which among other aspects, established the provisions related to the modalities and the participation criteria for the arrangement of instant payments and in the Instant Payment System (SPI) and the Central Bank’s Instant Payment System. The rule stated that all financial and payment institutions with a license to operate granted by the Central Bank and with more than 500.000 active customer accounts (including current, savings and payment accounts) must participate in SPI and Central Bank Instant Payment Arrangements. Ruling No. 3.985 came into force on March 2, 2020.
Also, through the edition of Central Bank Resolution No. 1, dated August 12, 2020, which revoked the Circular No. 3,985, and Central Bank Circular No. 4,027, dated June 12, 2020, the Central Bank instituted and regulated, among other aspects, the arrangement for instant payments (PIX) and SPI, comprising the instant payment, which is the electronic transfer of funds in which the transmission of the availability of funds to the recipient user occurs in real time and whose service is available 24 hours a day, seven days a week and every day in the year. Transfers take place directly from the paying user’s account to the receiving user’s account, without the need for intermediaries, which leads to lower transaction costs.
The PIX adhesion process is regulated by the Central Bank Normative Instructions No. 47 and 49, of November 24 and 25, 2020, respectively. The adhesion process is composed of four steps: (i) registration; (ii) compulsory homologation; (iii) homologation of additional products and services; and (iv) restricted operation. The effective participation in PIX only begins after this last step.

On October 1, 2020, the Central Bank enacted Resolution No. 20, which regulates the discount window line to be granted by the Central Bank to financial institutions participating directly in the SPI. Central Bank Resolution No. 20/20 sets forth that discount window operations will be carried out through purchase transactions with the commitment to resell federal public securities registered in the SELIC, with the purpose of providing liquidity, outside the regular hours of operations in the Reserve Transfer System, for the transfers between customers within the SPI.
On October 29, 2020, the Central Bank enacted Resolution No. 31, as amended, regulating the applicable sanctions for the PIX participants, which may be (i) a fee; (ii) suspension and/or (iii) exclusion from the PIX system, either applied jointly or individually.
The PIX has been in full operation since November 16, 2020.
Principal limitations and restrictions on financial institutions
In accordance with the main international regulatory standards, Brazilian financial institutions are subject to a number of restrictions and obligations. Broadly speaking, these limitations and obligations relate to the following systemic risks: providing credit; the concentration of risk; investments, operational procedures, loans and other transactions in foreign currencies; management of third-party resources and microcredit. The restrictions and requirements imposed on banking activities by applicable laws and regulations are as follows:
•
Financial institutions may not operate in Brazil without the prior approval of the Central Bank.

•
A Brazilian financial institution cannot hold a direct or indirect ownership interest in any company, whether located in Brazil or abroad, without the prior authorization of the Central Bank. Furthermore, the business purpose of the company in which the financial institution invests should be supplemental or ancillary to the activities performed by the financial institution. This prior approval is not required with regard to (1) ownership interest in investment portfolios by investment banks, development banks, development agencies, and full-service banks with investment or development portfolios; and (2) temporary ownership interests that are not recorded as permanent assets and are not consolidated in accordance with regulations then in effect;

•
Financial institutions should appoint the members of their controlling group, which should be a person or group of persons bound by a voting agreement or under common control, holding rights corresponding to the majority of the voting shares of a publicly-held company;

•
Financial institutions must also submit for approval by the Central Bank the admission of a shareholder with a qualified participation, which is defined as a direct or indirect interest held by individuals or legal entities, equivalent to 15% or more of the shares representing the institution’s total capital. Financial institutions must also indicate the respective ownership interests, and include statements authorizing the Central Bank to access relevant information stored in any public or private record system. The Brazilian Federal Revenue Office must provide the Central Bank with a copy of the income tax return, declaration of assets and rights, and debts and liens for the past three fiscal years. The Central Bank may also request additional information and documents it deems necessary, including information regarding the origin of the funds and the reputation of the incoming shareholder;

•
Brazilian financial institutions must submit for prior approval by the Central Bank the corporate documents governing their organization and operation, including, but not limited to, documents related to capital increases; transfer of headquarters; opening, transfer or closing of branches (either in Brazil or abroad); election of members of statutory bodies; and any corporate restructuring or change in the composition of the controlling shareholder;

•
Brazilian financial institutions must comply with minimum capital requirements and reserve requirements, in addition to certain operational limits;

•
Brazilian financial institutions must maintain sufficient capital reserves to absorb unexpected losses, according to the rules proposed by the Basel Committee and implemented by the Central Bank;

•
Brazilian financial institutions may only distribute earnings, in any form, above the minimum statutory amount only to the extent that any such distribution will not compromise their ability to comply with applicable operating requirements. The distribution of earnings above the statutory minimum amount must take into consideration the impact the distribution will have on the financial institution’s ability to meet present and future minimum capital requirements and other operational limits established by the Central Bank;

•
A Brazilian financial institution may not own property, except for property intended for own use, subject to certain limitations imposed by the CMN. In the event that a financial institution receives property, for example, as payment of a debt, such property must be sold, in the manner regulated by the CMN;

•
Brazilian financial institutions must comply with the principles of selectivity, guarantorship, liquidity and risk diversification;

•
A Brazilian financial institution cannot lend more than 25% of level 1 its reference equity to a single person or group;

•
A Brazilian financial institution can only carry out credit operations with certain related parties subject to certain limits and conditions provided for in Law No. 4,595/1964 and Resolution CMN No. 4,693/2018;

•
The management of third-party assets must be segregated from other activities and comply with CVM regulations;

•
The total amount of funds invested in a financial institution’s permanent assets cannot exceed 50% of its adjusted shareholder equity;

•
Brazilian financial institutions must comply with regulations aiming at preventing money laundering, terrorist financing and corruption;

•
Brazilian financial institutions must implement policies and internal procedures to manage their financial information, operational and administrative systems, and their compliance with all applicable regulations;

•
Brazilian financial institutions must implement a compensation policy for board members and officers, which should be consistent with the risk management policies in place. At least 50% of the variable compensation should be paid in shares or share-based instruments, and at least 40% of the variable compensation should be deferred for future payment in at least three years;

•
Law No. 4,595/1964, Law No. 13,506/2017 and a specific regulation enacted by CMN provide for the imposition of penalties on financial institutions in certain situations where the applicable requirements and controls have not been complied with. In addition, the Central Bank may cancel the authorization for a financial institution to operate, at any moment, if serious infractions are identified, such as (1) damage to liquidity, solvency or financial soundness, or risk taking incompatible with the capital structure, of a financial institution; (2) contribution to generate indiscipline in the financial market or to affect the stability or regular functioning of the National Financial System, the Consortium System, the Brazilian payments system or the capital market; (3) any attempt to hinder the knowledge of the real patrimonial or financial situation of a financial institution; or (4) severely affect the purpose and continuity of activities or operations within the scope of the National Financial System, the Consortium System or the Brazilian Payment System; and

•
Brazilian financial institutions are temporarily subject to the prohibition (until December 2020) to increase the compensation of senior management, distribution of dividends above the mandatory and interest on own capital, share repurchase and capital reduction.

Segmentation of Brazilian Financial Institutions
On January 30, 2017, the CMN enacted Resolution No. 4,553, which establishes five segments for financial institutions and other institutions authorized to operate by Central Bank for the purpose of proportional application of prudential regulation. The financial institutions are classified according to their exposure as a percentage of Brazilian GDP and international activity in one of the following Segments:
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Segment 1 — consisting of full service banks, commercial banks, investment banks, foreign exchange banks and saving banks with an exposure greater than or equal to 10.0% of Brazilian GDP or which exercise relevant international activity, regardless the exposure of the institution;

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Segment 2 — consisting of full service banks, commercial banks, investment banks, foreign exchange banks, saving banks and other institutions with an exposure greater than or equal to 1.0% and less than 10.0% of Brazilian GDP and by the other institutions with an exposure greater than or equal to 1% of Brazilian GDP;

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Segment 3 — consisting of institutions with an exposure greater than or equal to 0.1% and less than 1.0% of Brazilian GDP;

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Segment 4 — consisting of institutions with an exposure of less than 0.1% of Brazilian GDP; and

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Segment 5 — consisting of institutions with an exposure of less than 0.1% of Brazilian GDP that use a simplified facultative methodology for regulatory capital, Level I and Principal Capital except full service banks, commercial banks, investment banks, foreign exchange banks and saving banks.

Restrictions on granting credit
Credit transactions with related parties are currently ruled by CMN Resolution No. 4,693 of October 29, 2018 (“Resolution No. 4,693/2018”), and Law No. 4,595/1964, as amended by Law No. 13,506, as of November 13, 2017 (“Law No. 13,506/2017”).
Pursuant to Law No. 4,595 and Resolution No. 4,693/2018, Brazilian financial institutions may only carry out credit transactions with certain related parties subject to the compliance with the following cumulative requirements: (1) such credit transactions are carried out under market conditions, including with regard to limits, interest rate, term, guarantee required and criteria for the rating of risk for purposes of recording provisions for probable losses, without additional or special benefits when compared to the transactions offered to the other similarly-situated customers; (2) the total amount of direct or indirect transactions with related parties may not exceed 10% of the amount related to the net equity adjusted by accumulated revenues and expenses, reduced by the amount of interest held in financial institutions duly authorized to operate by the Central Bank and foreign financial institutions, and subject to the maximum individual limits of (a) 1% for individuals; (b) 5% for legal entities, as well as the other provisions of Resolution No. 4,693/2018. Such requirements, however, are not applicable to (1) transactions with institutions duly authorized to operate by Central Bank as counterparties; (2) deposits and interbank investments pursuant to applicable legislation; (3) obligations undertaken between related parties within clearing houses and services providers authorized by Central Bank or CVM and its counterparts; and (4) other events authorized by CMN.
For purposes of Resolution No. 4,693/2018, financial institutions’ related parties comprise (1) their controlling shareholders, officers, and members of other statutory bodies (fiscal council, advisory board and others) and their respective spouses, partners and relatives up to the second degree; (2) individuals or legal entities with a qualified ownership interest, equal to 15% or more of capital stock, as established by Resolution No. 4,693/2018 in their capital, (3) the legal entities, in whose capital, directly or indirectly, is a qualified shareholding, equal to 15% or more of such financial institution’s capital stock, as established by Resolution No. 4,693/2018, (4) legal entities with effective control or significant influence in the decision-making processes, regardless of ownership interest; and (5) legal entities that share officers or board members with the financial institution. Also for the purposes of Resolution No. 4,693/2018, the following transactions may be defined as Related Party credit transactions: (1) loans and financing; (2) advances; (3) financial leasing operations; (4) the granting of guarantees, warranties, co-obligations or any other form of personal guarantee in respect of the fulfillment of a third party’s financial obligation; (5) lines of credit and other credit commitments; (f) credits contracted through unreleased funds; (6) interbank deposits regulated by Art. 4, item XXXII of Law No. 4,595; and (7) deposits and investments in financial institutions or their equivalent abroad, in accordance with applicable regulations. Any indirect business transaction, simulated transaction or transaction through third-parties with the purposes of consummating any of the transactions in items (1) through (7) above may also be deemed a Related Party transaction.
In addition, there are currently restrictions on financial institutions that limit the granting of credit to agencies and public sector entities, as regulated by CMN Resolution No. 4,589, of June 29, 2017 (“CMN Resolution No. 4,589”), which defines exposure limits and the overall annual limit for credit operations carried out with public agencies and entities. For the purposes of CMN Resolution No. 4,589, agencies and public sector entities are defined as:
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those agencies and entities directly administered by the federal government, states and municipalities, and the Federal District;

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government entities and foundations incorporated or maintained, either directly or indirectly, by the federal government, states, municipalities, and the Federal District;

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public and quasi-public non-financial companies, their subsidiaries and other companies directly or indirectly controlled by the federal government, states, municipalities, or by the Federal District, including single-purpose companies; and

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other agencies or entities of the federal government, states and municipalities, and the Federal District.

Fixed-Income Securities
Fixed-income securities are registered in the SELIC, in accordance with the provisions of Central Bank Resolution No. 55, of December 16, 2020. Decree No. 9,292, of February 23, 2018 establishes the characteristics of maturity and profitability of the wide variety of government bonds.
Derivatives
We enter into derivative contracts to hedge our positions against price fluctuations on transactions with customers, or structural mismatches between our assets and liabilities.
The derivatives market is regulated by CMN Resolution No. 3,505, of October 2007, CMN Resolution No. 3,312, of August 31, 2005, Law No. 11,033, of December 21, 2004, RFB Normative Instruction No. 1,585 of August 31, 2015, CMN Resolution No. 2,933 of February 28, 2002, Central Bank Circular No. 3,106 of April 10, 2002 and CMN Resolution No. 2,873, of July 26, 2001.
Asset Management
Only individuals or legal entities duly authorized by the CVM may act as managers of third-party assets. Financial institutions must segregate the management of third-party assets from their other activities. These institutions must appoint a manager as the agent responsible for the management and supervision of the assets, as well as a specialized technical department to carry out the asset management activities.
In February 2002, the Central Bank introduced legislation requiring that fund managers mark to market their fixed-income securities and record the results of the securities fund portfolio at market value.
CVM Instruction No. 555, of December 17, 2014, together with other amendments, consolidated the rules applicable to investment funds, except for certain structured investment funds that are governed by a different series of rules. The asset management industry is also self-regulated by ANBIMA, which approves supplementary rules and policies, mainly with regard to marketing and publicity.
The CVM, through CVM Resolution No. 21 of February 25, 2021, regulates the professional activities related to securities portfolio management. The CVM defines securities portfolio management as the carrying out of professional activities related, either directly or indirectly, to the operation, maintenance and management of a portfolio of securities, including the investment of financial funds in the securities market on behalf of the investor.

Regulation of deposit accounts and credit facilities for individuals
Demand Deposit Accounts
CMN Resolution No. 4,753, dated September 26, 2019 (“CMN Resolution No. 4,753”) establishes more simplified and modern requirements for opening for financial institutions, maintaining and closing current accounts in relation to the revoked CMN Resolution No. 2,025, dated 1993.
CMN Resolution No. 4,753 provides that, for the purpose of opening a deposit account, financial institutions must adopt procedures and controls that allow verifying and validating the identity and qualification of account holders and, where applicable, their representatives, as well as authenticity of the information provided by the customer, including by comparing this information with those available in public or private databases, in a manner appropriate to the provisions for preventing money laundering and terrorist financing. The criteria for defining the information needed to identify and qualify account holders, as well as the control procedures adopted, must be formalized in specific documents by financial institutions.
In addition, the aforementioned resolution provides that the natural opening and closing of current accounts may be carried out on the basis of a request submitted by the customer through any service channel made available by the financial institution for this purpose, including by electronic means, and the use of voice telephonic channel is not allowed. In this case, electronic means are considered the instruments and remote channels used for communication and exchange of information, without face-to-face contact, between customers and institutions.
The resolution in question provides for specific rules regarding the content of the deposit account service contract and requires financial institutions, through the procedures and technologies used in opening, maintaining and closing deposit accounts, to ensure (i) the integrity, authenticity and confidentiality of the information and electronic documents used; and (ii) protection against unauthorized access, use, alteration, reproduction and destruction of electronic information and documents.
Real Estate Credit
The mortgage lending operations that we carry out are regulated by Law No. 9,514, of November 20, 1997, which established the SFI, and helped stimulate the securitization of the real estate loan market in Brazil by addressing the deficiencies and limitations of the Clearance Financial System (“SFH”), created by Law No. 4,380, of August 21, 1964. In addition, other specific rules regulate the mortgage lending sector, including CMN Resolution No. 4,676, of July 31, 2018 (“CMN Resolution No. 4.676”), which establishes certain criteria for granting mortgage financing and contracting mortgage financing by financial institutions and other institutions authorized to operate by the Central Bank.
Law No. 9,514 authorizes savings banks, commercial banks, investment banks, banks with mortgage lending portfolios, real estate credit companies, savings and loan associations, mortgage companies and other entities to operate in the mortgage lending market, at the discretion of the CVM. This allowed them to invest funds from the financial and securities markets into the mortgage lending sector. Furthermore, this law also introduced securitization instruments and guarantee mechanisms, such as Real Estate Receivables Certificates (Certificado de Recebíveis Imobiliários) (“CRIs”), and the fiduciary sale of property.
Fiduciary Sales:
The use of the fiduciary sale as a guarantee mechanism in the financial and capital markets is currently regulated by Law No. 10,931, of August 2, 2004, which amended Law No. 4,728, of July 14, 1965. In addition, the legal concept of fiduciary ownership is regulated by Articles No. 1,361 through 1,368-B of Law No. 10,406, of January 10, 2002 (“Brazilian Civil Code”). The fiduciary sale is regulated by the above-mentioned Law No. 9,514, as further amended.
In addition to the standards mentioned above, the Central Bank and the CMN regulate the registry of guarantees of property through Central Bank Circular No. 3,747, of February 27, 2015, and CMN Resolution No. 4,088, of May 24, 2012.

Mortgages
We finance certain real estate construction projects having mortgage as collateral and that are regulated pursuant to Decree-Law No. 70 of November 21, 1966.
Financing contracts in general
In general, the financing contracts that we enter into with borrowers are subject to the legislation applicable to any commercial transaction, and to the Brazilian Civil Code, mainly Articles No. 1,361 through 1,368-A, which address the fiduciary sale of assets, a common security interest in this type of transaction. In addition to regulations set forth in the Brazilian Civil Code, loan agreements are regulated by Law No. 8,078, of September 11, 1990, the Consumer Protection Code (Código de Defesa do Consumidor or “CDC”) and Law No. 10,931, of August 2, 2004, which regulates, among other matters, bank credit certificates.
Payroll-deductible loans
With respect to payroll-deductible loans, we provide credit in accordance with specific laws and regulations, such as Federal Law No. 10,820, dated December 17, 2003, regulated by Decree No. 4,840, dated September 17, 2003, which governs the granting of payroll-discount loans to employees under the Consolidated Labor Laws. We are also subject to Article 45 of Law No. 8,112 of December 11, 1990, regulated by Decree No. 8,690/2016, which regulates loans to federal civil servants; and INSS/PRES Normative Instruction No. 28/2008, which regulates the granting of loans to INSS retirees and pensioners.
Normative Instruction No. 100 of the INSS, dated December 28, 2018, introduced amendments to Normative Instruction No. 28 of May 19, 2008, relating to the rules governing payroll loans in order to ensure that controls over such loans are more effective as well as to combat fraud and commercial harassment by banks and financial institutions of retirees and pensioners.
This regulation prohibits financial institutions from engaging in the active marketing or making any commercial offer or proposal that attempts to convince social security beneficiaries to obtain a personal loan or credit card through that are repaid through deductions in their social security benefits within 180 of the granting of such benefits. As a result of this measure, banks and financial institutions may not offer payroll loans until after the termination of this 180-day period.
Normative Instruction No. 100 also prohibits the contracting of payroll loans for a period of 90 days after the granting of social security benefits. Normative Instruction No. 100, however, stipulates that the prohibition may be lifted after the 90-day period at the election of the retiree, pensioner, or his or her legal representative.
During the state of public calamity, recognized by Legislative Decree No. 6, dated March 20, 2020, with effect until December 31, 2020, the release referred to in the above paragraph may be authorized after 30 (thirty) days from the date of the benefit, even during this period, financial institutions may offer a grace period for the beginning of the maximum number of installments to be discounted in the contract settlement benefit, which is currently 84 installments. Such changes were promoted by Normative Instruction INSS No. 107, dated July 22, 2020.
Provisional Measure No. 936 of 2020, converted into Law No. 14,020, of July 6, 2020, instituted the Emergency Employment and Income Maintenance Program, applied during the state of public calamity recognized by Legislative Decree No. 6, dated 20 March 2020, aiming to: (i) preserve employment and income; (ii) guarantee the continuity of work and business activities; and (iii) to reduce the social impact resulting from the consequences of the state of public calamity and public health emergency. It defines as measures of the program: the payment of Emergency Benefit of Preservation of Employment and Income in the case of proportional reduction of working hours and salaries, and the temporary suspension of the employment contract.
The Measure recognizes, subject to certain terms, the provisional guarantee in employment for the employee who receives the Emergency Benefit of Employment and Income Preservation, due to the reduction of the working day and salary or the temporary suspension of the employment contract. It provides that measures to reduce working hours and wages or temporarily suspend employment contracts may be entered into through collective bargaining, establishing the hypotheses in which program measures will be implemented through individual agreement or collective bargaining. In this scenario, a percentage of payroll loan contracts may be affected, notably in relation to the decrease in the borrower’s consignable margin in this period, causing a compulsory refinancing, extending the contracts.
Assignment of credit to third parties
CMN Resolution No. 2,836, of May 30, 2001, consolidates the rules governing the assignment of credits to third parties and authorizes financial institutions and leasing companies to assign credits resulting from loans, financing and leasing operations to entities that are not members of the National Financial System.
In turn, CMN Resolution No. 2,686, dated January 26, 2001 establishes conditions for the assignment of credits to exclusive purpose corporations and to real estate credit securitization companies.
Regulations designed to ensure the soundness of the financial system
Restrictions on risk concentration
Brazilian legislation prohibits financial institutions from concentrating risk in a single entity or group of related entities. In particular, Brazilian legislation prohibits a financial institution from granting credit to any entity or group of related entities that, in the aggregate, is greater than or equal to 25% of Level I of the financial institution’s reference equity. This limitation applies to any operation involving the granting of credit, including: (1) loans and advances; (2) guarantees; and (3) subscription, purchase and renegotiation of securities, subject to the exceptions set forth in CMN Resolution No. 4,677, dated July 31, 2018.
Regulation of the Integrated Risk Management structure
According to CMN Resolution No. 4,557/17, financial institutions and other institutions with operations authorized the Central Bank are also subject to rules that require the implementation of structures and policies, such as the structuring of a risk management and capital management framework, in accordance with certain procedures established by the Central Bank. The risk management framework shall include:
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clearly documented risk management policies and strategies that establish limits and procedures for maintaining exposure to risks, in accordance with the levels set out in the Risk Appetite Statement (“RAS”), which documents the levels of risk appetite;

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effective processes for monitoring and reporting, in time, of exceptions to risk management policies, limits and levels of risk appetite;

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systems, routines and procedures for risk management;

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periodic assessment of the adequacy of the systems, routines and procedures mentioned in the item above;

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adequate policies, processes and controls to ensure the identification of risks inherent to: (a) new products and services; (b) relevant changes in existing products and services; (c) significant changes in the institution’s processes, systems, operations and business model; (d) hedging strategies and risk taking initiatives; (e) significant corporate reorganizations; and (f) change in macroeconomic perspectives;

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clearly documented roles and responsibilities for risk management purposes that establish assignments to the institution’s staff at its various levels, including outsourced service providers;

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stress testing program;

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continuous evaluation of the effectiveness of the risk mitigation strategies used, considering, among other aspects, the results of stress tests;

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clearly documented policies and strategies for business continuity management; and

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timely management reports to the Board of Directors, if any, the Risk Committee and the Executive Board on, among other issues, actions for risk mitigation and their effectiveness and stress test assumptions and results.

CMN Resolution No. 4,782, dated March 16, 2020 established, temporary criteria for characterizing the restructuring of credit operations, for the purposes of risk management of credit, due to the impacts of Covid-19 to the economy.
Internal controls and internal audit
Under the terms of CMN Resolution No. 2,554, of September 24, 1998, as amended, all financial institutions authorized to operate by the Central Bank are required to establish internal policies and procedures to control: (1) their activities; (2) their financial, operational and management information systems; and (3) compliance with applicable legislation and regulations. The executive boards of financial institutions are responsible for the implementation/development of an internal control structure through the establishment of control objectives and procedures at all levels of the institution, as well as for systematically verifying the adoption and compliance with the established internal procedures. These internal controls, irrespective of the size of the financial institution, should be effective and consistent with the nature, complexity and operating risks of the financial institution.
The internal control rules must be accessible to all employees and the institutions should periodically revise and update their internal controls in order to incorporate measures related to new risks that were previously unaddressed.
Pursuant to CMN Resolution No. 4,879 of December 23, 2020, financial institutions authorized to operate by the Central Bank must also implement and maintain internal audit activities that are compatible with their nature, size, complexity, structure, risk profile and business model. The activities should also meet the conditions necessary to independently and autonomously assess the quality and efficiency of the institution’s internal controls and processes, and risk management and corporate governance systems.
Compliance policy
Under the terms of CMN Resolution No. 4,595, dated August 28, 2017, financial institutions and other institutions authorized to operate by the Central Bank should, commencing December 31, 2017 onward, implement and maintain a compliance policy that is compatible with the institution’s nature, size, complexity, structure, risk profile and business model. The policy should ensure the effective management of the financial institution’s risk in a way that is integrated with the other risks incurred by the institution. Among other things, the compliance policy should define: the objective of compliance and the scope of compliance at the institution; establish the position of the compliance department within the organizational structure; specify the allocation of a sufficient number of properly trained personnel, with the experience necessary to work in compliance; and establish a clear division of responsibilities for the individuals involved in compliance in order to avoid any potential conflicts of interest.
The compliance policy should be approved by the board of directors. The regulation also gives the board of directors the responsibility of ensuring the following: the proper management of the compliance policy at the institution; the effective and continuous implementation of the compliance policy; communication of the compliance policy to all employees and relevant sub-contracted service providers and the promulgation of standards of integrity and ethical conduct as part of the institution’s culture. The board of directors is also responsible for ensuring that corrective action is taken when compliance failures are identified and for providing the necessary means to ensure that activities related to the compliance function are carried out properly.
Independent auditors and the Audit committee
Independent auditors
All financial institutions in Brazil are required to have their financial statements audited by independent auditors registered with the CVM and that meet the minimum requirements established by the Central Bank.

Pursuant to CMN Resolution No. 3,198, of May 27, 2004 (“CMN Resolution No. 3,198”), as amended, financial institutions must replace the technical officer, executive officer, manager, supervisor and any other member that has a management role on the team involved with the audit work every five consecutive years. Former auditors may only be re-hired after a period of three years has expired since they last provided their service. In addition, financial institutions should designate a technically qualified senior manager to be responsible for compliance with all rules relating to financial statements and audits. Individuals who worked on the audit team during the previous 12 months may not be hired for this position.
As a result of the audit work, the independent auditor should prepare the following reports: (1) audit report, issuing an opinion on the financial statements and the accompanying notes, including in relation to compliance with the financial regulations issued by the CMN and by the Central Bank; (2) an assessment report regarding the quality and adequacy of the internal control systems, including in relation to the electronic data processing and risk management systems, highlighting any weaknesses identified; (3) a report of non-compliance with legal and regulatory provisions, regarding those that have or may have a significant impact on the audited financial institution’s financial statements or operations; (4) a limited assurance report, analyzing the financial institution’s Annual Report and Sustainability Report in accordance with the guidelines and requirements of the Global Reporting Initiative (“GRI”); and (5) any other reports required by the Central Bank, the CVM and B3. The reports issued by the independent auditors should be available for consultation upon request by supervisory authorities.
The independent auditors and the Audit Committee, when instated, individually or jointly, must formally communicate the existence or evidence of errors or fraud, including the following matters, to the Central Bank within three business days of their occurrence:
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non-compliance with legal and regulatory rules which may put the continuity of the institution at risk;

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fraud perpetrated by management;

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fraud relevant to the institution perpetrated by its employees or third parties; and

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errors that result in relevant inaccuracies in the institution’s audited financial statements.

The board of officers of the relevant financial institution must also communicate the occurrence off any of these events to its independent auditors and Audit Committee, if instated.
Audit committee
Pursuant to CMN Resolution No. 3,198/2004, as amended, and Circular Letter No. 3,299 of February 22, 2008, any financial institutions that records over the prior two fiscal years (1) a reference equity or a consolidated reference equity of R$1 billion or more; (2) management of third party assets of R$1 billion or more or; (3) the sum of all deposits and third-party funds greater than or equal to R$5 billion, is required to establish an internal audit committee.
The audit committee should comprise at least three members. Audit committee members of financial institutions having shares traded on a stock exchange may hold office for a maximum term of five years, while audit committee members of privately-held financial institutions are not subject to term limitations. The number of members, appointment, removal and compensation criteria, term of office and duties should be expressly stated in the institution’s bylaws or articles of association. At least one member should have qualifying knowledgeable in the areas of accounting and auditing.
With regard to publicly-traded financial institutions, CMN Resolution No. 3,198 establishes a series of conditions required to hold the position of audit member, which include, among others, not being or have been during the last twelve months (1) an executive officer of the institution or of any of its affiliates; (2) an employee of the institution or of any of its affiliates; (3) the technical manager, executive officer, manager, supervisor or any other member with a management function of the team involved in the audit work at the institution; or (4) a member of the fiscal council of the institution or of any of its affiliates.
Among other duties the audit committee should submit a report to the board of directors every six months.

Financial reporting and audit requirements
Brazilian legislation requires financial institutions to prepare their financial statements in accordance with specific standards established by Brazilian Corporation Law and other applicable regulations, including COSIF. Each financial institution is required to have its financial statements audited every six months. The quarterly financial information, the preparation of which is required by CVM regulations, is subject to review by independent auditors.
Ombudsman
Pursuant to CMN Resolution No. 4,860 of October 23, 2020, financial institutions which have individuals or corporate entities classified as micro-business and small business as customers must establish an ombudsman office in order to ensure the strict fulfillment with legal norms and requirements relating to consumer rights and to mediate any conflicts between the financial institution, its customers and the users of its products and services. The ombudsman office is responsible for (1) serving as a last resort of an institution’s customers and users of its products and services where their demands have not been settled by the institution’s primary service channels; (2) acting as a communication channel between the institution, its customers and users of its products and services, including with respect to the mediation of conflicts; and (3) maintaining institution’s board of directors and board of officers, as applicable, informed with respect to its activities.
The structure of a financial institution’s ombudsman office must be compatible with the nature and complexity of its products, services, operations, processes and systems. In addition, in order to avoid conflicts of interests, the organizational structure of the ombudsman office must be separate from any other organizational division of the financial institution, such as the financial institution’s products and services division, risk management division and internal control division.
Recording and classification of sales or transfer of assets
CMN Resolution No. 3,533, dated January 31, 2008 (“CMN Resolution No. 3,533”) governs the manner in which sales and transfers of assets are recorded, classified and disclosed in a financial institution’s accounting records (in accordance with the terms of CMN Resolution No. 3,809, of October 28, 2009, as amended). Pursuant to CMN Resolution No. 3,533, the accounting treatment for such transfers and sales are based upon the transfer of risk criteria and, and secondarily, transfer of control criteria.
Capital adequacy guidelines
Brazilian financial institutions are required to comply with guidelines established by the CMN and the Central Bank that are the equivalent to the Basel Committee on Banking Supervision’s (“BCBS”) guidelines, which include Basel II and Basel III, given risk and minimum capital adequacy requirements. Financial institutions must provide the Central Bank with the necessary information for it to carry out its oversight functions, which include control of changes in solvency and in capital adequacy.
The main objectives of the Basel II and Basel III directives are: (1) to improve the capacity of financial institutions to absorb shocks from the financial system or from other sectors of the economy; (2) to reduce the spread of risk from the financial sector to the real estate sector of the economy (systemic risk); (3) to assist in maintaining financial stability; and (4) to promote sustainable economic growth.
Brazilian financial institutions are subject to capital measurement and standards based on an index of RWA. The parameters of this methodology are similar to the international structure of minimum capital measures adopted by Basel II, with the exception of certain differences (for example, Basel II requires banks to have a capital ratio that is proportional to RWA of at least 8.0%, whereas the Brazilian rules required a minimum capital of 8.625% of RWA in 2018 and 8.0% in 2019).
The regulatory capital (or reference equity) of Brazilian financial institutions is comprised of two tiers. Tier I capital consists of equity plus certain reserves, income and hybrid capital and debt instruments authorized by the Central Bank. Tier II capital consists of revaluation reserves, contingency reserves, and special profit reserves related to mandatory dividends that have not yet been distributed, preferred shares with cumulative dividends, certain subordinated debt instruments and hybrids, and unrealized income related to adjustments in the market value of securities available for sale.
Basel III
In December 2010, the Basel Committee issued the Basel III framework, which complements and amends Basel II. The Basel III directives address:
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the methodology for calculating regulatory capital; and

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the methodology for calculating the capital maintenance requirement, adopting minimum requirements of regulatory capital; calculating Tier I Capital and Core Capital and the introduction of Additional Core Capital.

As was the case with the other Basel directives, the Basel III framework will not be implemented automatically. Each country will implement the Basel III framework gradually by imposing legislation or regulations on that country’s domestic banks. Basel III has been implemented in Brazil since 2013.
Pursuant to the Basel III guidelines, the capital adequacy ratio is calculated as the sum of Tier I and Tier II capital, Tier I being comprised of Primary Capital (less Prudential Adjustments) and Supplementary Capital (hybrid debt and equity instruments that meet the requirements set forth under CMN Resolution No. 4,192 of March 1st, 2013, as amended). However, in order to improve the quality of the capital of financial institutions, Basel III restricts, for purposes of the breakdown of Primary Capital, the inclusion of financial instruments that do not demonstrate an effective capacity for the absorption of losses and requires a reduction of assets that, in certain circumstances, could affect the amount of the financial institution’s capital as a result of the low liquidity of its instruments, dependence on future earnings or difficulty in measuring amounts.
Primary capital is calculated by adding the amounts corresponding to (1) capital stock, (2) capital reserves, revaluation reserves and profits, (3) unrealized gains arising from equity valuation adjustments, with the exception of items seen in item (7) below, (4) gains or retained earnings, (5) credit results accounts, (6) deposits in a linked account to cover capital deficiencies, and (7) the balance of the positive adjustment to the market value of the derivative financial instruments used to hedge cash flow; subtracted from the amounts corresponding to (1) unrealized losses arising from equity valuation adjustments, except for those set forth in item (5) below, (2) shares or any other instruments issued by us that are authorized by the Central Bank to comprise Primary Capital, as determined by CMN Resolution No. 4,192, acquired directly, indirectly or synthetically, including through (a) quotas of investment funds, in proportion to the participation of these instruments in the fund’s portfolio, (b) entities similar to financial institutions or (c) derivative transactions, including index derivatives, (3) accumulated losses or losses, (4) profit and loss accounts, (5) balance of the negative adjustment to the market value of the derivative financial instruments used to hedge cash flow and (6) the Prudential Adjustments set forth in article 5 of Central Bank Resolution No. 4,192.
Supplemental Capital is calculated by adding the amounts corresponding to the debt instruments as determined by the requisites established by the CMN Resolution No. 4,192; subtracted from the amounts corresponding to (1) investment in instruments eligible for capital adequacy, issued by an institution authorized to operate by the Central Bank or by an institution located abroad that exercises an activity equal to that of a financial institution in Brazil, which does not form part of a conglomerate, under the terms of CMN Resolution No. 4,192 and (2) equity authorized to constitute Complementary Capital, acquired directly, indirectly, or synthetically, including through (a) quotas of investment funds, in proportion to the participation of these instruments in the fund’s portfolio, (b) entities similar to the institution financial or non-financial entity controlled or (c) derivative transactions, including index derivatives.
For Supplemental and Tier II Capital, the balances of the assets represented by the following funding instruments issued by the financial institution are deducted from the applicable portion of reference equity for which the funding instrument is eligible, except for funding instruments issued under the requirements of CMN Resolution No. 4,192: shares, quota shares, hybrid capital and debt instruments and subordinated debt instruments.

Pursuant to CMN Resolution No. 4,193 of March 1st, 2013, as amended, the Required Minimum Reference Equity (“PRMR”) corresponds to the required capital of financial institutions to address risks resulting from banking operations. Under the current regulations, the PRMR corresponds to the application of the “F” factor to the sum of the RWA, with “F” being equal to: 11% of the RWA, from October 1, 2013 to December 31, 2015; 9.875% of the RWA, from January 1, 2016 to December 31, 2016; 9.25% of the RWA, from January 1, 2017 to December 31, 2017; 8.625% of the RWA, from January 1, 2018 to December 31, 2018; and 8% of the RWA, as of January 1, 2019.
In addition, minimum capital requirements were established consistent with Basel III. Tier I capital should comprise at least 6.0% (as per the schedule established by the Central Bank) of a financial institution’s capital, divided into two components: (1) Core Capital comprising primarily corporate capital and profit reserves (shares, quotas, reserves and income earned) of at least 4.5% and (2) Supplementary Capital, comprising primarily securities and capital instruments authorized by the Central Bank (but excluding amounts related to financing instruments issued by other local or foreign financial institutions) as well as any of its own shares purchased by the financial institution and which are permitted to be included in the Supplementary Capital.
In accordance with the Basel III standards, the Central Bank also established Additional Core Capital. In 2015, the CMN and the Central Bank issued a series of regulations that determined that the Additional Core Capital will be equivalent to the sum of the Core Capital Conservation Buffer, the Core Capital Counter Cyclical Buffer and the Systemic Capital Buffer. The Central Bank regulations also established the minimum requirements and calculation methods for each of these components of Additional Core Capital.
Under current rules, the Basel III minimum capital ratio will increase from the current 11% level to a maximum of 13%. The total index will be calculated by the sum of two parts: the Regulatory Capital and Additional Core Capital.
Basel III rules also provide for the implementation of a leverage ratio calculated by dividing the Tier I capital by a bank’s total exposure. In addition, at the start of 2015, the Central Bank issued new regulations governing the calculation and reporting of the leverage ratio of Brazilian financial institutions, in accordance with Basel III rules, and which came into effect in October 2015.
In 2015, the CMN and the Central Bank also issued a series of rules for the implementation of the Liquidity Coverage Ratio (“LCR”) in Brazil. The purpose of the LCR is to demonstrate that financial institutions have sufficient liquid assets for a one-month stress scenario. According to applicable rules, the largest Brazilian banks have been required to maintain an LCR of at least 100% since January 2019. In 2015 the Central Bank also announced the local methodology used to calculate the LCR in order to align the existing rules with the guidelines of set forth in “Basel III: The Liquidity Coverage Ratio and liquidity risk monitoring tools” issued by the Bank for International Settlements in January 2013.
Also, according to the international timetable divided into phases for the implementation of Basel III, the Central Bank also established a long-term liquidity index to control banks’ cash positions and its implementation pursuant to Central Bank Circular 3,869 of December 19, 2017, as amended.
In addition, in order to permit the implementation of the Basel III structure in Brazil, a number of legislative amendments were implemented. For example, Law No. 12,838, enacted on July 9, 2013, granted the Central Bank powers to limit the payment of dividends by financial institutions in the event of non-compliance with the capital requirements defined by the CMN.
Credit Guarantee Fund
The purpose of the FGC, is to ensure the payment of amounts deposited in financial institutions in case of intervention, liquidation, bankruptcy or insolvency. The FGC is financed, among others, by ordinary contributions granted by financial institutions in the amount of 0.01% of the total amount related to the financial instruments representative of the credits subject to ordinary guarantee by FGC. A delay in the provision of such contributions is subject to a fine of 2% of the contribution amount, plus an update based on the Selic rate.

Credit under the following instruments is guaranteed by the FGC up to a maximum of R$0.25 million per customer: demand deposits, savings deposits, term deposits, deposits held in blocked accounts for check transactions (for the recording and control of resources related to providing payment services for wages, income, or retirement), bills of exchange, real estate notes, mortgage notes, real estate credit notes and repurchase and resale agreements (provided that so long as they are defined as instruments issued as of March 8, 2012). In addition, since December 22, 2017, the total amount of such credits of each creditor against all of the associated financial institutions is subject to a global limit of R$1.0 million for each consecutive four-year period.
Credits of financial institutions and other institutions authorized to operate by the Central Bank, private pension entities, insurance companies, special savings companies, investment clubs and investment funds or financial instruments held by such entities are not afforded the protections offered under the FGC’s ordinary guarantee.
The FGC can invest up to 50% of its net equity in (1) the acquisition of credit rights in financial institutions and leasing companies; (2) fixed interest rate assets issued by associated institutions, so long as they are based on credit rights that are or will be constituted with amounts of the respective applications; and (3) credit-linked transactions, pursuant to CMN Resolution 2,921 of January 17, 2002. All assets pursuant to such transactions are transferrable.
Capital structure
Except as provided for by applicable law, financial institutions must be organized as joint-stock companies and are subject to Brazilian Corporation Law, Central Bank regulations and inspection by the CVM if they are registered as publicly-held companies. The capital stock of financial institutions may be split between voting and non-voting capital. The non-voting capital may not exceed 50% of total capital. Given our adherence to B3’s Nível 2 listing segment, our capital stock comprises common and preferred shares.
Credit classification and provision for doubtful debts in statutory financial statements
CMN Resolution No. 2,682 of December 21, 1999, as amended, establishes the classification criteria for credit transactions and the rules for recording provisions for doubtful accounts (“PCLD”), for the participants of the Brazilian National Financial System in statutory financial statements.
CMN Resolution No. 2,682/99 establishes that credit operations should be classified into 9 levels of risk based on the following percentages:
Risk classification	AA	A	B	C	D	E	F	G	H
Minimum provision (%)	0.0%	0.5%	1.0%	3.0%	10.0%	30.0%	50.0%	70.0%	100.0%
Our operational risk is automatically calculated based on data from the transaction, customer and applicable guarantees.
Pursuant to CMN Resolution No. 2,682/1999, the risk classification of a transaction should be reviewed: (1) monthly on account of delay in the payment of installment of principal or of charges, taking into account the days overdue established in the table below; (2) every six months for transactions of the same customer or economic group having an amount greater than 5% of the institution’s adjusted equity; and (3) once every 12 months.
For overdue loans, the established minimum risk classification is as follows:
Number of days’ overdue(1)	15 to 30 days	31 to 60 days	61 to 90 days	91 to 120 days	121 to 150 days	151 to 180 days	More than 180 days
Minimum Classification	B	C	D	E	F	G	H(2)

(1)
The period may be doubled in the case of loans with a term of more than 36 months.

(2)
Operations classified as having a level “H” risk should be transferred to a memorandum account (losses), with a corresponding provision six months after being classified as level “H” risk, provided that the indebtedness is more than 180 days overdue.

Financial institutions should properly document their policies and procedures for granting and classifying credit transactions, and these documents should be available to the Central Bank and the financial institution’s independent auditors. Detailed information regarding the composition of the loan portfolio should be disclosed in a note to the financial statements, providing at least the following information: (1) breakdown of the operations by type of customer and economic activity; (2) breakdown by maturity; and (3) the volume of transactions that were renegotiated in the past year, recorded against losses and recoveries.
Central credit risk system
The Central Bank Credit Information System (Sistema de Informações de Crédito do Banco Central) (“SCR”), is the primary instrument used by bank supervisors to monitor financial institutions’ credit portfolios. Accordingly, the Central Bank plays an important role in ensuring the SFN’s stability and in preventing crises, providing more credit facilities for borrowers and greater transparency.
The SCR’s main objective is to provide the Central Bank with accurate and systematic information regarding credit operations contracted by financial institutions, with the objective of protecting the funds deposited by citizens. In addition, the SCR is used by financial institutions to assess their customers’ ability to pay, provided financial institutions obtain specific authorization from their customers.
In connection with the SCR, financial institutions provide information regarding the value of any credit transactions, including whether payments have been made as due or whether there are payments in arrears they are up to date or in arrears, and amounts with regard to guarantees or sureties provided by financial institutions to their customers. The institutions must identify customers whose total liabilities are equal to or greater than R$200.00. CMN Resolution No. 4,571, dated May 26, 2017, establishes that information regarding credit transactions should be provided to the Central Bank with the scope of the SCR.
Prevention and combating of money laundering and terrorist financing
In accordance with Law No. 9,613 of March 3, 1998, as amended (“Law No. 9,613/1998”), which regulates the prevention of crimes of “money laundering” or concealment of assets, rights and valuables, financial institutions are required to:
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identify and keep the registration information of its customers updated;

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keep records of operations involving national or foreign currency, bonds and securities (“TVM”), credit securities, metals or any other asset that can be converted into cash;

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maintain internal controls and consolidated records, which allow verifying the customer’s identity, the compatibility between the movement of resources, economic activity and financial capacity;

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follow up and monitor the operations or proposals carried out by customers, with a view to detecting situations that, due to their characteristics (form of realization, parties involved, frequency values, instruments used or lack of economic or legal basis) may indicate the existence of evidence money laundering or artifice to circumvent the established control mechanisms; and

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communicate to the competent authorities (without the customer’s knowledge) the signs of money laundering detected and of operations carried out in kind, above the amount defined by the Central Bank.

In addition, Law No. 9,613/1998 also established the COAF. The main role of COAF is to promote cooperation among the Brazilian governmental bodies responsible for implementing national anti-money laundering policies, in order to stem the performance of illegal and fraudulent acts. Their activities also include imposing administrative fines (to those that are not subject to regulatory oversight by any other authority) and examining and identifying suspected illegal activities pursuant to Law No. 9,613/1998.

More recently, the Central Bank regulated Law No. 9,613/1998 through Central Bank Circular No. 3,461/2009, which consolidated norms for preventing and combating money laundering in force at the time. On January 23, 2020, the Central Bank issued Circular No. 3,978, which consolidated the provisions for preventing and combating money laundering in force at the time, which came into force on October 1, 2020 and revoked Circular No. 3,461. This new standard issued by the Central Bank sets out the specific procedures for identifying customers; registration of transactions; monitoring and communications to COAF; doing business with politically exposed individuals; relationship with financial institutions and correspondents abroad; employee training; and appointment of an officer responsible for implementing and complying with measures related to preventing and combating money laundering.
Circular No. 3,978 establishes that institutions authorized to operate by the Central Bank must keep a record of all operations carried out, products and services contracted, including withdrawals, deposits, contributions, payments, receipts and transfer of funds, and such record must contain at least the following information about each operation: (i) type; (ii) value, when applicable; (iii) date of execution; (iv) name and registration number with the taxpayer identification number (CPF or CNPJ) of the holder and the beneficiary of the operation, in the case of a person resident or headquartered in Brazil; and (v) channel used, and additional information, for cases involving (a) individuals or legal entities located abroad without a mandatory taxpayer identification number (CPF or CNPJ), and (b) operations carried out in cash at an individual value greater than R$2,000. In the case of transactions related to payments, receipts and transfers of funds, by any means, institutions must include in the records mentioned above the information necessary to identify the origin and destination of the funds.
Pursuant to Circular No. 3,978, Brazilian financial institutions must develop and implement (locally and in their respective branches and subsidiaries abroad) internal policies and control systems that: (i) identify the responsibilities for the compliance with the obligations set forth thereunder; (ii) define the procedures relating to the evaluation and previous analysis of new products and services, as well as the adoption of new technologies, in light of the risk of money laundering and financing terrorism; (iii) adopt an internal risk assessment procedure and evaluate the effectiveness of procedures adopted; (iv) verify compliance with the policy, procedures and controls set forth in Circular No. 3,978, as well as identify and correct any identified deficiencies; (v) promote the organizational culture of prevention of money laundering and terrorism financing, encompassing employees, commercial partners and service providers; (vi) select and engage employees and service providers, taking into consideration the risk of money laundering and terrorism financing; and (vii) promote employee capacitation about prevention of money laundering and terrorism financing, including the employees of correspondents of the financial institution in Brazil.
In addition, such internal policies and control systems shall encompass measures to enable financial institutions to (i) confirm the customer identifications; (ii) identify ultimate beneficiaries of transactions; and (iii) identify politically exposed persons.
Pursuant to Article 27 of Circular No. 3,978, a politically exposed person is an individual who is engaged or has been engaged, in the last five years in relevant public positions, jobs or functions, in Brazil or in other countries, territories and foreign dependencies, their representatives, relatives and other people closely related to that person and the leaders of upper echelons of public or private international entities. The five-year period is retroactively counted from the final date of qualification of the relevant individual as a politically exposed individual.
The Central Bank Resolution No. 44 of November 24, 2020 establishes procedures for the implementation of the measures determined by Law No. 13,810, dated March 8, 2019, which provides for compliance with sanctions imposed by United Nations Security Council resolutions, including the unavailability of assets of natural and legal persons and entities, and the national designation of persons investigated or accused of terrorism, their financing or related acts. Institutions must monitor the determinations of unavailability issued by the United Nations Security Council with a view to their immediate compliance, regardless of communication from the Central Bank. Institutions authorized to operate by the Central Bank must immediately report to the Central Bank, the Ministry of Justice and Public Security and COAF asset unavailability and attempts to transfer assets related to legal entities or entities sanctioned by the United Nations Security Council resolution.

Preventing and combating corruption
Law No. 12,846, of August 1, 2013 (“Law No. 12,846/2013”), regulates the administrative and civil liability of legal persons that engage in acts against the national and foreign public administration. Article 5 of the Law establishes the acts deemed harmful to the public administration. Decree No. 8,420, dated August 1, 2015, regulates the application of Law No. 12,846/2013 to the federal public administration.
Law No. 12,846/2013 establishes that corporations are subject to strict liability (irrespective of negligence or willful misconduct) to the extent they are involved in corruption in any manner. In addition, Law No. 12,846/2013 encompasses other unlawful acts that are contrary to Brazilian or foreign public administration, such as bidding fraud (fraude à licitação) and obstruction of justice. Law No. 12,846/2013 provides for strict penalties applied pursuant to administrative and judicial proceedings, including orders of liquidation and prohibition to access public financing.
Positive Credit Score
Brazilian law regulates databases that contain credit performance information for individuals and companies.
On April 8, 2019, the President of Brazil signed Complementary Law No. 166/2019, which changed the rules related to the positive credit performance record in Brazil. This credit score will allow each Brazilian to have a credit performance, defined according to the payment of their debts. Integration is automatic, with the possibility for the consumer to choose not to participate. The credit record includes information on credit operations paid or in progress.
For the purposes of composing the note or score of a person registered in the positive register, information not linked to credit risk analysis and those related to social and ethnic origin, health, genetic information, gender, political, religious and philosophical convictions cannot be used, among others.
Transfer of Customer Data by Financial Institutions to Database Managers
Brazilian law regulates the formation and consultation of databases with information on the default rate of individuals or companies, for the formation of credit history. On July 29, 2019, CMN Resolution No. 4,737 of July 29, 2019, was issued, which presents rules for the provision, by financial institutions, of customer transaction history information to database managers.
CMN Resolution No. 4,737/19 determines that the history of the following operations must be provided: (i) credit operations; (ii) leasing operations; (iii) self-financing operations carried out through consortium groups; and (iv) other operations with credit granting characteristics.
In addition, CMN Resolution No. 4,737/19 defines the criteria for the registration of database managers, such as the identification of individuals and legal entities that make up the database administrator’s control group, as well as the designation of responsible director for the management of the database and the director responsible for the information security policy.
Regulations affecting liquidity in the Brazilian financial market
Reserve requirements and other requirements
Along with other requirements, the Central Bank imposes a number of compulsory deposits on financial institutions, and uses these reserves as a mechanism to control the liquidity of the financial system in order to effect monetary policy and mitigate risk. Reserves managed by the Central Bank include:
On-demand funds
Generally, banks and other financial institutions are required to deposit 21% of the average amount of the deposit less R$500 million in accordance with Central Bank Circular No. 3,917 of November 22, 2018, as amended.

Multi-purpose banks (bancos múltiplos) with commercial portfolios, commercial banks and the Caixa Econômica Federal (a Brazilian government-owned bank) are required to maintain investments in credit operations directed at the low-income population and micro entrepreneurs. The amount of the investments must be equal to at least 2% of the average of the balance of demand deposits, in accordance with CMN Resolution No. 4,854 of September 24, 2020.
Savings deposits
The Central Bank imposes a reserve requirement of 20.0% for savings deposits, pursuant to Central Bank Circular 3,975 of January 8, 2020. In addition, a minimum of 65.0% of the total amount of savings deposits held by members of the Brazilian Savings and Loans System (Sistema Brasileiro de Poupança e Empréstimo) must be allocated to real estate financing, of which 80% must be allocated to transactions within the scope of Article 16 of CMN Resolution No. 4,676 of July 31, 2018, as amended, and any remainder to transactions within the scope of Article 17 of CMN Resolution No. 4,676/18.
Term deposits
Pursuant to Central Bank Circular No. 3,916 of November 22, 2018, as amended, as of March 2, 2020, banks are subject to a mandatory reserve of (a) 17.0% for the calculation period starting on March 16, 2020 and ending on March 20, 2020 until the calculation period starting on March 15, 2021 and ending on March 19, 2021 to be adjusted from March 30, 2021 until the calculation period starting on November 22, 2021 and ending on November 26, 2021, to be adjusted on December 6, 2021; and (b) 20% as from the calculation period starting on November 29, 2021 and ending on December 3, 2021, to be adjusted on December 13, 2021 in any case, after a deduction of R$30.0 million, in the amount of: (i) R$3.6 billion, for financial institutions with a Level 1 component of regulatory capital below R$3 billion; (ii) R$2.4 billion, for financial institutions with a Level 1 component of regulatory capital equal to or greater than R$3 billion and below R$10 billion; (iii) R$1.2 billion, for financial institutions with a Level 1 component of regulatory capital equal to or greater than R$10 billion and below R$15 billion; and (iv) zero, for financial institutions with a Level 1 component of regulatory capital greater than R$15 billion. If the applicable reserve requirement of a financial institution is less than R$0.5 million, that financial institution will be exempt from the reserve requirements established by Circular 3,916/20, although it must provide information to the Central Bank about the time deposits it has. The amounts subject to this reserve requirement will be deposited in cash in a specific account and part of these deposits will bear interest at a SELIC rate. At the end of each day, the deposited amounts will be equivalent to 100% of the applicable reserve.
Short foreign exchange positions
As of the date of this prospectus, no mandatory withholding rates are charged in connection with short foreign exchange positions.
Interbank Deposit
A DI is an instrument designed to facilitate the exchange of reserves between financial institutions. The issuance and transmission of the DI is carried out exclusively in a nominative and book-entry form, without any certificate, and is registered and settled through the CETIP UTVM Segment of B3. DIs are regulated by CMN Resolution No. 3,399 of August 29, 2006, as amended, by Central Bank Circular No. 2,905 of June 30, 1999, as amended, and by Central Bank Circular Letter No. 2,585 of September 27, 1995.
Foreign currency and gold exposure
Financial institutions are not permitted to have a total consolidated exposure to foreign currencies and gold of more than 30% of their reference equity pursuant to CMN Resolution No. 3,488, of August 29, 2007, as amended.
Foreign currency deposits
CMN Resolution No. 4,033 of November 30, 2011, regulates overseas investments of cash equivalents in foreign currency of banks authorized to operate in the foreign exchange market, in particular: (1) bonds issued by the Brazilian government; (2) sovereign debt securities issued by foreign governments; (3) securities issued by or which are the responsibility of a financial institution; and (4) term deposits of a financial institution.
Taxation
Taxation of financial transactions
In general, financial transactions carried out in Brazil are subject to withholding income tax (“IRRF”) (which may be levied definitively or as a prepayment) and to a Tax on Financial Operations (Imposto Sobre Operações Financeiras or “IOF”). Income from financial operations earned by Brazilian companies is also subject to taxation under a contribution to the Social Integration Program tax (Programa de Integração Social or “PIS”) and the Social Contribution on Turnover tax (Contribuição para Financiamento da Seguridade Social or “COFINS”). In addition, income from financial transactions should be included in the calculation basis of the IRPF and CSLL.
The following is a brief explanation of the methodology used to calculate each of these taxes, taking into account specific provisions applicable to financial institutions.
IRPJ/CSLL
For financial institutions, income and gains resulting from financial operations should also be included in the calculation basis of IRPJ and CSLL. In general terms, IRPJ is levied at a rate of 15%, plus an additional 10% on the portion of taxable income that exceeds the amount of R$20 thousand per month or R$240 thousand per year. CSLL is levied on net income, before accounting for IRPJ. For the period between September 2015 and December 2018, and since March 2020, the government established a 20% rate for CSLL applicable to banks. However, the Brazilian government recently enacted Provisional Measure N. 1,034 (published on March 1st, 2021), increasing the CSLL rate applicable to financial institutions referred therein. In the case banks, the CSLL rate was increased to 25% until December 31st, 2021, being reduced to 20% as of January 1st, 2022. This new rule will be in force as of July 1st, 2021.
IOF
IOF is a tax on credit, foreign exchange and insurance operations and transactions in relation to securities. The IOF rate varies according to the type of operation and may be amended by means of a decree from the Executive Branch (which may come into effect as of the date of its publication). There is no need for the National Congress to enact legislation, provided that the limits imposed by the Legislature are respected.
The following table sets forth a summary of the main IOF tax rates for different types of transactions. For a more detailed analysis, investors should consult their tax advisors.
Type of Proposed Transaction	Rates Applicable (1)
Foreign Exchange Proposed Transactions	IOF/Foreign Exchange: zero to 6.38% (depending on the transaction). Maximum rate: 25%
Insurance Proposed Transactions	IOF/Insurance: zero to 7.38%. Maximum rate: 25%
Loans and Credit Proposed Transactions	IOF/Credit: 0.01118% (individuals) or 0.00559% (legal entities) a day, until it reaches 365 days, plus 0.38%. Maximum rate: 1.5% a day
Securities Proposed Transactions	IOF/Securities: zero to 1.5% as a general rule. Maximum rate: 1.5% a day
The rates may be altered by decree enacted by the Brazilian government, up to the maximum rate. The decree may come into effect on the date on which it is published.
The rates indicated above for loans and credit are in force from September 20th, 2021 until December 31st, 2021. This period may be further extended by the Brazilian government.

PIS and COFINS
Financial institutions are subject to the cumulative calculation of PIS and COFINS at rates of 0.65% and 4.0%, respectively. Also, with regard to financial institutions, it is possible to deduct from the calculation basis of PIS and COFINS the expenses related to banking activities rendered, among other expenses provided by law.
The calculation of PIS and COFINS applicable to financial institutions is not the same as the non-cumulative calculation applicable to other legal entities with respect to the ability to apply register and discount tax credits of said contributions.
Tax on services
The Service Tax (Imposto Sobre Serviços de Qualquer Natureza) (“ISS”), is generally charged on the price of services rendered (for example, banking services) and, as a rule, is charged directly by the municipality where the service provider is located. In our case, given our digital platform, ISS is collected in the municipality in which our head office, deemed as the services provider, is located, where all approvals occur and where the contracts with customers are deemed to have been entered into. The tax rates vary from 2% to a maximum of 5% depending on the municipality where the service is provided and on the nature of the service provided. In Belo Horizonte, the municipality of our head office, the rates vary from 2.0% to 5%, depending on the nature of the service provided.
Privacy and data protection
Civil rights framework for the internet
Law No. 12,965/2014 (“Civil Rights Framework for the Internet”), which was enacted on April 23, 2014 and came into effect on June 23, 2014, and Federal Decree No. 8,771/2016 establish principles, rules, guarantees, rights and duties for the use of the Internet in Brazil.
User privacy protection
The content of private communications via electronic media enjoy the same privacy protection that had been previously guaranteed for traditional means of communication, such as letters and telephone conversations, among others. In addition, we also provide customer service through digital tools. The service is provided by specialized managers who exchange instant messages by cell phone or through our internet banking, all in a password protected and secure environment.
Banking secrecy
Financial institutions are required to maintain the confidentiality of the banking operations and services provided to their customers.
In accordance with Complementary Law No. 105, dated January 10, 2001 (“Complementary Law No. 105”), the only circumstances in which information relating to customers, services or operations of Brazilian financial institutions or credit card companies may be disclosed to third parties are as follows: (1) exchange of information between financial institutions, for registration purposes, including through risk centers, in accordance with rules established by the CMN and the Central Bank; (2) the provision of information contained in the register of issuers of bounced checks and of debtors in default to credit protection entities, in accordance with rules established by the CMN and the Central Bank; (3) the provision of the information necessary to identify taxpayers and the overall amounts of their transactions under the conditions and within the time limits that may be established by the Brazilian Ministry of Finance, provided by the institutions responsible for withholding and payment of the contribution to the Brazilian tax authorities; (4) communication to the proper authorities regarding criminal or administrative offenses, including providing information regarding transactions involving funds resulting from criminal activity; (5) the disclosure of confidential information with the express consent of the interested parties; (6) the carrying out of transactions and the provision of information to the Central Bank in the performance of its duties; (7) information to be provided to the judicial and legislative branches within the confines of a dispute and in accordance with the constitutional and legal authority; (8) information provided to the Brazilian tax authorities in the frequency and value limits as determined by the executive branch; (9) information provided to tax agents provided that it is regarded as essential by the appropriate authority in an administrative proceeding; and (10) information provided to the Central Bank or the CVM upon the filing of an administrative proceeding with the court’s authorization or when there is a crime or suspicion of a crime.
In addition, following the recent enactment of Complementary Law No. 166, of April 8, 2019, financial institutions may provide financial and payment data related to the credit transactions and payment obligations of their customers to database managers, for credit history purposes, subject to compliance with the law’s requirements.
Complementary Law No. 105 also permits the Central Bank or the CVM to exchange information with foreign government authorities in accordance with a specific treaty.
The Brazilian and U.S. governments entered into an agreement on March 20, 2007, establishing rules for the exchange of tax information, which were implemented in Brazil through Decree No. 8,003, March 15, 2013 (“2007 Agreement”). Under the terms of the 2007 Agreement, the Brazilian tax authorities were authorized to send the information received pursuant to Article 5 of Supplementary Law No. 105 to U.S. tax authorities.
In March 2010, the United States issued the Foreign Account Tax Compliance Act (“FATCA”), which, among other purposes, sought to foster the automatic exchange of financial information. In order to facilitate the exchange of information, a number of bilateral agreements were signed implementing the exchange of information between governments. The U.S. and Brazil entered into the Intergovernmental Agreement, which was implemented by Brazil through Decree No. 8,506, enacted on August 24, 2015, and which subjected Brazilian financial institutions to FATCA. Beginning in September 2015, U.S. and Brazilian have exchange financial information as from June 30, 2014 onward.
In 2014, the Organization for Economic Co-operation and Development, in the context of the Global Forum for Transparency and Exchange of Tax Information, in which Brazil participates, drafted the Common Reporting Standard (“CRS”), a standard for the exchange of information to be adopted by the adhering jurisdictions.
Data Protection Law
The Brazilian Data Protection Law was published in the Federal Official Gazette on August 15, 2018, and entered into force on September 18, 2020, except for the administrative sections (which will only apply from August 2021).
The Data Protection Law brings about significant changes to the rules and regulations applicable to the processing of personal data, including rules and regulations governing activities such as the collection, processing, storage, use, transfer, sharing and erasure of information concerning identified or identifiable natural persons.
The LGPD is applicable to any and all operations related to any form of treatment of personal data, with brief exceptions provided by law, such as the case of treatment for exclusively private and non-economic purposes, or journalistic, artistic, or public security, and if extends to individuals and public and private entities, regardless of the country where they are based or where the data is hosted. The LGPD is also applicable as long as (i) data processing takes place in Brazil; (ii) the data processing activity is intended to offer or provide goods or services to or process data from individuals located in Brazil; or (iii) the data subjects are located in Brazil at the time their personal data are collected. The LGPD will be applied regardless of the industry or business when dealing with personal data and is not restricted to data processing activities carried out through digital media and / or on the internet. In addition, Law No. No. 13,853/19 amended the LGPD to create and establish the competencies of the ANPD.
ANPD, among others, has the following attributions: (i) to guarantee the protection of personal data, in accordance with the law; (ii) deliberate, at the administrative level, definitively, on the interpretation of the LGPD; (iii) supervise compliance and assess penalties in the case of data processing performed in violation of the LGPD; (iv) implementing simplified mechanisms to register complaints about the processing of personal data in violation of the LGPD; and (v) inform the competent authorities of the criminal offenses that they become aware of. The authority of ANPD prevails over any other authority with regard to the protection of personal data.
Cybersecurity
In April 2018, the CMN issued Resolution No. 4,658, later revoked by CMN Resolution No. 4,893, of February 26, 2021 (“CMN Resolution No. 4,893/21”) as of July 1st, 2021, regarding cybersecurity and cloud storage policies applicable to financial institutions following a public consultation held in 2017. According to CMN Resolution No. 4,893, financial institutions must follow certain cyber risk management and cloud outsourcing requirements that apply to the design and adaptation of internal controls. Policies and action plans to prevent and respond to cybersecurity incidents, as well as existing contracts, are required to be fully compliant with CMN Resolution No. 4,893 by December 31, 2021. Data location and processing may occur inside or outside of Brazil, but in case of data location and processing abroad, the relevant contract may not create hurdles for the performance of supervision activities by the Central Bank and the financial institution must have in place a contingence plan in case of termination or impossibility of provision of the services. In addition, there must be an agreement for the exchange of information between the Central Bank and the supervisory authorities of the countries where the services may be provided (in case there is no such agreement, the Central Bank of Brazil must approve in advance the engagement of the relevant foreign service provider by the financial institution).
Credit Cards
Brazilian banking regulations include specific rules regarding the charging of credit card fees, the dissemination of information in credit card invoices and the obligation to provide a package of basic credit card services to customers.
In addition, certain restriction apply to revolving credit lines granted under credit cards that may only be granted to customers until the due date of the following credit card invoice. After this date, financial institutions must offer customers alternative financing under conditions that are more favorable than those typically found in the credit card market. Banks are prohibited from offering revolving credit card lines to customers who have an existing outstanding balance under a revolving credit card line that is under default.
In addition, customers may transfer their credit card balances from one institution to another. Such transfers must comply with the specific rules established by the Central Bank, including, among others, the requirement that the amount and term of the outstanding balance at the receiving financial institution must not be higher than the amount due and term of the original transaction.
Cancellation of banking license
Law No. 4,595, together with Law No. 13,506 and Central Bank Circular No. 3,857 of November 14, 2017, establish that certain penalties may be imposed on a financial institution under certain circumstances including the cancellation of its license to operate and/or carry out foreign exchange transactions. Cancellations are applicable in certain circumstances established by the Central Bank, such as, for example, in case of the reoccurrence of: (1) a violation of the Central Bank’s regulations by the financial institution’s management; or (2) the financial institution’s negligence in pursuing appropriate banking practices in relation to its foreign exchange activities.
In addition, under the terms of CMN Resolution No. 4,122 of August 2, 2012 (“CMN Resolution No. 4,122”) the Central Bank may cancel a financial institution’s authorization to operate upon verification (1) that the bank has not regularly performed transactions that are considered essential under the terms of the applicable rules for the types of institutions set forth under Article 1 of CMN Resolution No. 4,122; (2) of operational inactivity; (3) that the financial institution is not located at the address provided to the Central Bank; (4) that the financial institution has not provided to the Central Bank information statements required by the regulations in effect, without justification, for a period of more than four months; (5) noncompliance with the business plan set forth in CMN Resolution No. 4,122, Article 6, Item II, taking into account the inquiry period set forth in CMN Resolution No. 4,122, Article 11. The cancellation of a banking license can only occur following the appropriate administrative procedures.
Bank reserves accounts
We maintain a bank reserve account at the Central Bank in accordance with Central Bank Resolution No. 105, of June 9, 2021, in force since July 1st, 2021 (“Central Bank Resolution No. 105/21”), which under Article 35 of its Annex, establishes the obligation to maintain a bank reserve account for commercial banks, universal banks with a commercial portfolio and for the savings and loans banks.
According to Article 21 of its Annex, Central Bank Resolution No. 105/21, institutions that have bank reserve accounts are required to take part in the STR for the settlement of interbank transfers.
Central Bank Normative Instruction No. 124, of July 19, 2021, in force since August 2, 2021, establishes procedures with regard to the monitoring of the STR. The monitoring extends throughout the STR’s entire hours of operation, starting 30 minutes before it opens and ending 30 minutes after it closes. Included in this monitoring is the tracking of instructions and settlement of orders issued within the system.
Foreign investment and the Brazilian Constitution
Foreign banks
The Federal Constitution prohibits foreign financial institutions from establishing new branches, unless duly authorized by the Brazilian government. A foreign financial institution which is duly authorized to operate in Brazil by means of a branch or subsidiary will be subject to the same rules, regulations and requirements that are applicable to any Brazilian financial institution.
Foreign investment in Brazilian financial institutions
According to the Brazilian Constitution, Article 52 of the Transitory Constitutional Provisions Act, the following are prohibited: (1) the establishment, in Brazil, of new branches of financial institutions domiciled abroad; and (2) any increase in the percentage equity interest of individuals or legal entities — that are domiciled abroad or are residents abroad — in the capital stock of financial institutions headquartered in Brazil. This restriction does not apply to authorizations resulting from international agreements, reciprocity or that are in the national interest.
According to Decree No. 10,029, dated September 26, 2019, it is up to the Central Bank to recognize the national interest in installing branches in Brazil or increasing participation in Brazilian institutions by financial institutions domiciled abroad. In this sense, Central Bank issued Circular No. 3,977, of January 22, 2020, recognizing all foreign participation in the capital of Brazilian institutions, provided that the requirements and procedures for constitution, authorization for operation, cancellation of authorization, changes are observed control and corporate reorganizations of financial institutions, as provided for in the current regulations, as applicable.
Changes to market liquidity rules and other initiatives in response to the Covid-19 pandemic
Below are some measures adopted by the Brazilian government, CMN and the Central Bank due to the Covid-19 pandemic, some of which have already expired:
Temporary suspension of dividend distributions and increases in the remuneration of directors and officers
According to CMN Resolution No. 4,820/2020, Brazilian financial institutions, constituted in the form of a joint stock company, in relation the amounts referencing to 2020, cannot: (i) compensate equity, including in the form of prepayment, above the highest of the following values: (i.a) 30% of the net profits adjusted pursuant to article 202 of the Brazilian Corporation Law; and (i.b) amount equivalent either to the minimum mandatory dividend established in the Brazilian Corporation Law, including in the form of interest on equity, in the case of financial institutions incorporated as sociedades anônimas, or the minimal dividend distribution established in the bylaws, in the case of financial institutions incorporated as sociedades limitadas; (ii) repurchase shares, except with authorization from Central Bank in specific cases); (iii) reduce its capital stock, except when mandatory or authorized by Central Bank in order to ensure the stability and regular functioning of the SFN); and (iv) increase the compensation, fixed or variable, of the members of the board of directors and executive officers. The restrictions mentioned in items (ii) and (iii) remained in effect from April 6 to December 31, 2020.
Reduction of the Additional Installment of Capital Conservation Buffer
CMN Resolution No. 4,783, of March 16, 2020 (“Resolution No. 4,783/20”) reduced the capital requirements of financial institutions until April 2022. More specifically, the Primary Capital Conservation Buffer (“ACPCONSERVAÇÃO”) changed to 1.25% between April 2020 and March 2021, with a forecast of gradual increase until returning to the level of 2.5% after April 1, 2022. This reduction was motivated in order to ensure that ACPCONSERVAÇÃO is used as expected by financial institutions, as well as how to guarantee the continuity of the credit flow to the economy in times of greater uncertainty and adversity.
Changes in provision requirements for restructuring of credit operations in statutory financial statements
CMN Resolution No. 4,782 of March 26, 2020, as amended, establishes temporary risk management criteria to facilitate the provisioning of problematic assets in debt restructuring operations. The classification of some assets as problematic assets due to the borrower’s payment capacity (CMN Resolutions 4,557, of February 23, 2017, and 4,606, of October 19, 2017) was temporarily suspended, until December 31, 2020. The referred suspension does not apply to the restructuring of operations (i) already characterized as problematic assets on March 17, 2020; or (ii) with evidence of the lack of financial capacity of the counterparty to honor the obligation under the new conditions agreed. As a result of the change, financial institutions are released from the requirement to increase their provisions if the debt is renegotiated during the suspension period.
New Time Deposit with Special Guarantees
The CMN regulated through Resolution No. 4,799/20 of March 23, 2020, and Resolution No. 4,805/20, dated April 2, 2020, financing through DPGEs, which are deposits taken by financial institutions and guaranteed by the FGC, subject to a limit of R$400 million for operations whose credit holder is an institution associated with the FGC and R$40 million for other holders.
Special Temporary Liquidity Line of Credit
The CMN enacted Resolution No. 4786/20 and Resolution No. 4795/20, which provide for two types of a Special Temporary Liquidity Facility, offering financial institutions more liquidity in their transactions.
Regarding the first Special Temporary Liquidity Line, Resolution 4786/20 authorized the Central Bank to grant loans to certain financial institutions, guaranteed by debentures held by these institutions and acquired in the secondary market, subject to certain conditions. The rule establishes that these loans will also be guaranteed by compulsory collection in Bank Reserve Accounts, in an amount equivalent to at least the total value of the transactions, as well as by the guarantees of the debentures.
The loans guaranteed by debentures established in Resolution No. 4,786/20 were available to financial institutions on April 30, 2020 and may be contracted for a term of 125 working days, which may be extended, at the discretion of the Central Bank, for a further 125 working days, up to a limit of 359 calendar days.
Regarding the second Special Temporary Liquidity Line, Resolution 4,795/20 authorized the Central Bank to grant loans to financial institutions under specific conditions, through the direct acquisition by the Central Bank, in the primary market, of Financial Bills guaranteed by financial assets or certain types of securities. The mechanism established by Resolution 4,795 was available to the financial institution until December 31, 2020, and the Financial Bills issued under the terms of said Resolution will have a term of 30 to 359 calendar days.
Flexibility of financing use through LCAs
On March 23, 2020, the CMN issued Resolution No. 4,787 (now revoked but which provisions were maintained in the Rural Credit Manual (MCR)), which adjusted the basis for evaluating the mandatory reserve requirements for funds raised through LCAs in order to increase their liquidity. As a result, the rules for application of funds from agribusiness activities were relaxed. LCAs are credit notes issued exclusively by financial institutions and related to credit rights originated in operations carried out.
Pursuant to Law No. 11,076, dated December 30, 2004, as amended, LCAs are nominative credit securities issued exclusively by public or private financial institutions, representing a promise of payment in cash, linked to credit rights originating from business carried out between rural producers, or their cooperatives, and third parties, including financing or loans, related to production, marketing, processing or industrialization of agribusiness products or of machines used in agribusiness activity.
Foreign exchange over hedge of equity interests held abroad
On March 18, 2020, CMN enacted CMN Resolution No. 4,784, which extended the original terms and conditions under which financial institutions may choose not to deduct from their Primary Capital certain tax credits arising from tax losses arising from a short position in foreign currency carried out with the objective of providing hedge for its participation in investments abroad. The measure aims to provide a greater reduction in capital needs and, consequently, encourage financial institutions to maintain and grant credit.
Renegotiation of customer debts
CMN Resolution No. 4,803 of April 9, 2020, as amended, allowed the reclassification of credit operations renegotiated between March 1 and December 31, 2020 to the level of risk assigned to them on February 29, 2020, before the economic effects measures taken to combat COVID-19. This reclassification does not apply to operations: (i) with a delay equal to or greater than fifteen days, in the payment of the installment of principal or charges, on February 29, 2020; and (ii) with evidence of the counterparty’s inability to honor the obligation under the new conditions agreed. The enacted resolution aims to avoid an increase in provisions for losses on economically viable loans in statutory financial statements that may have been defaulted as a result of the pandemic, as well as due to operational difficulties for the renegotiation of such operations. Provisioning reduces the reference equity necessary to support the risk of the operations carried out, limiting the institution’s ability to take on new risks and grant new loans. Therefore, the increase in provisioning would affect the supply of credit and, consequently, the consumption of income, which would worsen the economic effects of COVID-19. This reclassification does not apply to operations: (i) with a delay equal to or greater than fifteen days, in the payment of the installment of principal or charges, on February 29, 2020; and (ii) with evidence of the counterparty’s inability to honor the obligation under the new conditions agreed.
The enacted resolution aims to avoid an increase in provisions for losses on economically viable loans in statutory financial statements that may have been defaulted as a result of the pandemic, as well as due to operational difficulties for the renegotiation of such operations.
Provisioning reduces the reference equity necessary to support the risk of the operations carried out, limiting the institution’s ability to take on new risks and grant new loans. Therefore, the increase in provisioning would affect the supply of credit and, consequently, the consumption of income, which would worsen the economic effects of COVID-19:
Changes to the Short Term Liquidity (LCR) indicator rules
The Central Bank safely reduced the liquidity requirements for Brazilian financial institutions through Central Bank Circular No. 3,986 and Central Bank Circular No. 3,987 (the latter being revoked by Circular No. 3,993, dated March 23, 2020, without prejudice to its applicability until the calculation period from March 9, 2020 to March 13, 2020, whose adjustment occurred on March 23, 2020), both from February 20, 2020, which allowed the expansion of the credit supply.
Possibility of deducting the repurchase of Financial Notes from compulsory deposits on time deposits
The Central Bank issued Circular 4,001, which amended Circular No. 3.916/18, in order to allow deduction of the balance to the Financial Notes issued by a specific financial institution and repurchased by

Issuer under CMN Resolution 4,788/2020 in up to 15% of compulsory deposits. This measure encourages the repurchase of Financial Notes and improves market liquidity. The deduction will remain in effect until June 2021, when it will be gradually reduced by 2% of its value each week until its extinction.
Emergency Employment Support Program that provides emergency payroll financing to small and medium-sized businesses
On August 24, 2020, CMN enacted CMN Resolution No. 4,846, which regulates credit operations for payroll financing carried out by financial institutions, under the Emergency Employment Support Program (PESE), created by the Provisional Measure No. 944, dated April 3, 2020, converted into Law No. 14,043, on August 19, 2020.
To preserve jobs, PESE establishes the offer of an emergency credit line to finance, for four months, the payment of funds (i) entrepreneurs, (ii) ordinary partnerships, (iii) business societies and cooperative societies, except credit societies, (iv) civil society organizations and (v) rural employers who join the program. The credit line will cover up to 100% (one hundred percent) of the payroll, being limited to an amount equivalent to up to twice the minimum wage per employee.
Companies that take out loans through PESE cannot fire employees without cause between the date of contracting the credit line and the 60th day after receiving the last installment of the credit line.
The financial institutions participating in the program will ensure that, based on the processes and information provided by the companies, the resources are used exclusively for the payment of payroll or labor costs, as the case may be.
Reduction in capital requirement for Time Deposit exposures with Special Guarantee
The Central Bank determined, by means of Central Bank Circular No. 4,030 of June 23, 2020, the reduction, from 50% to 35%, of the Risk Weighting Factor for Time Deposits with Special Guarantee, for depositing financial institutions associated with the Credit Guarantee Fund. The reduction in the Risk Weighting Factor will be accompanied by permanent monitoring of the liquidity of SFN and its institutions to assess the risks to financial stability.
The measure may encourage the flow of funds to small financial institutions, which often operate in segments that are not served by major banking institutions.
Purchase of private securities in the secondary market
Central Bank Circular No. 4,028 of June 23, 2020, provides for the purchase and sale of private assets in national secondary markets, within the financial, capital and payment markets, by the Central Bank, as authorized by Constitutional Amendment No. 106 of May 7, 2020. The private assets that, at the time of purchase by the Central Bank, (i) have a credit risk rating in the local market equivalent to BB- or higher, granted by at least one of the three largest international risk rating agencies; and (ii) present a reference price published by a financial market entity accredited by the Central Bank, considering for the purposes of this item “(ii)” the Brazilian Association of Financial and Capital Markets Entities and B3.
The purpose of this measure, which is in line with the actions of other central banks, such as the US Federal Reserve and the European Central Bank, is to provide liquidity to the private credit market and assist in the formation of prices.
Change in compliance with compulsory deposits on savings deposits
Pursuant to Central Bank Circular No. 4,033 of June 24, 2020 and Central Bank Circular No. 4,035 of July 1, 2020, on the requirements of free and rural savings deposit resources, calculated in accordance with Central Bank Circular No. 3,975, dated January 8, 2020, applied the following deductions, with respect to contracted transactions and investments made from June 22, 2020 and until December 31, 2020: (i) the balance of credit operations for working capital financing for companies with annual sales of up to R$50 million, excluding refinancing; (ii) the balance of investments in DPGEs from institutions that do not belong to the conglomerate itself; (iii) the balance of interbank transfers made by cooperative banks to individual cooperatives belonging to the same credit cooperative system for the granting of credit operations to finance working capital for companies with annual sales of up to R$50 million, excluding refinancing.
Pursuant to Central Bank Circular No. 4,035 of July 1, 2020, the sum of the deductions referred to in items “(i),” “(ii)” and “(iii)” could not exceed 30% (thirty percent) the requirement of reserve requirements on savings deposit resources, in free and rural modalities, calculated in the form of Central Bank Circular No. 3,975 of January 8, 2020. Central Bank Circular No. 4,035, dated July 1, 2020, which amended the Central Bank Circular No. 3,975, dated January 8, 2020 (upon insertion of the provisions presented above) came into force on July 3, 2020, taking effect from the calculation period beginning on July 6, 2020 and ending on July 10, 2020, whose adjustment occurred on July 20, 2020. While Central Bank Circular No. 4,033, dated June 24, 2020, which also amended Central Bank Circular No. 3,975 of January 8, 2020, came into force on June 25, 2020, taking effect from the calculation period beginning on June 22, 2020 and ending on June 26, 2020, whose adjustment occurred on July 6, 2020.
The sum of the deductions listed above must correspond to a minimum of 5% from the calculation period beginning on August 10, 2020, and 10%, from the calculation period beginning on September 8, 2020 and up to the period of calculation ending on December 31, 2020, of the mandatory reserve requirement on savings deposit funds, in free and rural modalities, calculated as defined by Central Bank Circular No. 3,975 of January 8, 2020.
The measure aims to inject credit in the segment.
Small and medium-sized companies will have easier access to credit operations
Central Bank reduced the capital requirement for credit operations aimed at small and medium-sized companies through Central Bank Circular No. 3,998 of April 9, 2020. The Risk Weighting Factor applicable to these operations is 85%, and is valid for new or restructured operations, from March 16, 2020 to December 31, 2020. The rule covers companies with annual gross revenue of R$15 million to R$300 million.
The objective of this measure is to encourage the allocation of resources to small and medium-sized companies.
Smaller financial institutions will have less capital requirement temporarily
CMN temporarily reduced, through CMN Resolution No. 4,813 of April 30, 2020, the capital requirement for segment 5 institutions, which are smaller in size and have a simplified risk profile.
The measure aims to free resources from the regulatory capital requirement of institutions in Segment 5, aiming to increase the capacity of institutions in this segment to overcome the crisis caused by the COVID-19 pandemic and to maintain the flow of credit to the economy.
Temporary easing of the rule for real estate financing
CMN allowed, by means of CMN Resolution No. 4,819 of May 29, 2020, that financial institutions release the funds related to real estate financing contracted until September 30, 2020 after the guarantee collateral in the Real Estate Registry Offices.
The measure, which is of a temporary nature, aimed to mitigate the impacts of the current pandemic on the real estate market by allowing greater speed in the release of real estate financing and facilitating the release of resources for individuals and agents involved in the civil construction sector chain. The measure made the process of granting credit compatible with the limitations of commercial activities and the provision of services, including public ones, resulting from actions to combat the pandemic of COVID-19.
The Consumer Protection Code
The CDC was enacted in 1990, in order to establish strict rules governing the relationship between suppliers of products and services and their consumers. In June 2006, the Federal Supreme Court ruled that the CDC also applies to transactions between financial institutions and their customers. Financial institutions are also subject to the regulations of the CMN, which specifically regulates the relationship between financial institutions and their customers. In this context, CMN Resolution No. 3,694 of March 26, 2009, as amended, established criteria related to risk prevention in the contracting of financial transactions and in the provision of services by financial institutions, imposing conditions to be observed in the relationship with the consumers of banking services and products. CMN Resolution No. 3,919, dated November 25, 2010, as amended, altered and consolidated the rules regarding the charging of fees for the provision of services by financial institutions.
The main modifications promulgated by the CDC are as follows: (1) financial institutions should ensure that customers are fully aware of all contractual terms, including liabilities and penalties applicable to both parties, in order to protect counterparties against abusive practices. All doubts, queries or complaints in relation to agreements or advertising of the clauses should be promptly answered, and fees, commissions or any other forms of service or operational remuneration cannot be increased without reasonable justification (nor may they exceed the limits set by the Central Bank); (2) financial institutions are prohibited from transferring funds from their customer’s different accounts without prior authorization; (3) financial institutions cannot require that transactions linked to other transactions be carried out by the same institution. If the transaction is dependent on another operation, the customer is free to choose another institution to carry out this operation; (4) financial institutions are prohibited from publishing advertising that is misleading, abusive, or that discloses information about their contracts or services. Financial institutions are responsible for any losses caused to their customers; (5) interest rates on personal credit and direct consumer credit should be reduced proportionately in the event of early settlement or repayment of debts; (6) customers have the right to withdraw up to R$5 thousand per day. For larger amounts, customers must notify the financial institution at least 24 hours in advance; and (7) financial institutions must provide appropriate treatment for the elderly and physically disabled.
Insolvency laws relating to financial institutions
Financial institutions are subject to the procedures established by Law No. 6,024 of March 13, 1974 (“Law No. 6,024/1974”), which establishes rules and regulations applicable in the event of intervention in, or extrajudicial liquidation of, financial institutions by the Central Bank, as well as for bankruptcy proceedings. Intervention and extrajudicial liquidation may occur when the Central Bank determines that a financial institution is in a precarious financial condition or as a result of the occurrence of events that may affect creditors. These measures are imposed by the Central Bank in order to prevent the entity from going bankrupt.
Intervention
The Central Bank may intervene in the operations of a financial institution that is not controlled by the Brazilian government, if there is a material risk to creditors or if the institution is frequently in violation of the applicable regulations. The Central Bank may also intervene in order to avoid the liquidation of the financial institution.
Starting from the date on which it is enacted, the intervention will automatically (1) suspend the enforceability of payment obligations, (2) prevent the early termination or maturity of any obligations and (3) freeze existing deposits as of the date on which the intervention came into effect.
Intervention may also be enacted at the request of a financial institution’s management if so set forth in the financial institution’s bylaws.
Intervention will cease when, at the determination of the Central Bank (in its discretion), the entity’s situation is stabilized, or when the extrajudicial liquidation or bankruptcy of the entity is enacted if the interested parties undertake to continue the financial institution’s economic activities, providing the necessary guarantees.
Extrajudicial liquidation
Extrajudicial liquidation is an administrative proceeding decreed by the Brazilian Central Bank (except that it is not applicable to financial institutions controlled by the Brazilian government) and conducted by a liquidator appointed by the Brazilian Central Bank. This extraordinary measure seeks to terminate the operations of the affected financial institution, liquidating its assets and settling its liabilities, similar to a judicially decreed bankruptcy.
The administrative liquidation of any financial institution (except financial institutions controlled by the Brazilian government) may be carried out by the Central Bank (Law No. 6,024/1974), when: (1) the financial institution’s debts are not generally honored when due; (2) the financial institution is deemed insolvent; (3) the financial institution has incurred losses that could abnormally increase the exposure of the unsecured creditors; (4) the management of the financial institution concerned has materially breached Brazilian banking laws or regulations; (5) upon cancellation of the financial institution’s authorization to operate, if the institution has not initiated liquidation within a period of 90 days, or when it has initiated liquidation and the Central Bank has determined that delays in its administration may result in losses to creditors; or (6) the upon a petition from the institution’s management if the institution’s if so provided in the institution’s bylaws or at the proposal of the administrator upon providing justification.
The extrajudicial decree will result in the following effects: (1) suspend the actions or prevent the rights and interests relative to the charging of the liquidating institution such that no other action or execution can be brought during the liquidation; (2) encourage the early termination of the institution’s obligations; (3) interrupt the limitation period relative to the obligations undertaken by the institution; (4) non-compliance with penalty clause established in overdue unilateral agreements resulting from the declaration of the extrajudicial liquidation; (5) reduce interests, against a bankrupt estate, until the date when the debts are fully paid; and (6) no request of monetary adjustment for any passive amounts or financial sanctions for violations of criminal or administrative legislation.
The extrajudicial liquidation proceedings may be terminated (a) if the financial institution is declared bankrupt; or (b) by a decision of the Central Bank under the following circumstances: (1) payment of all unsecured creditors; (2) change in the institution’s purposes to an economic activity that is not part of the Nacional Financial System; (3) a change of control of the financial institution; (4) conversion into ordinary liquidation; (5) depletion of assets owed by the financial institution, through the distribution of income to the creditor, irrespective of whether all creditors have been repaid; or (6) the remaining asset is deemed by the Central Bank illiquid or difficult to realize.
RAET
In addition to the abovementioned procedures, the Central Bank may also establish the special temporary management system (Regime de Administração Especial Temporária) (“RAET”), which is a less restrictive form of Central Bank intervention, in private and public non-federal institutions, and which enables the institutions to operate in the ordinary course.
The RAET may be imposed by the Central Bank under the following circumstances: (1) the financial institution continuously carries out transactions contrary to the economic and financial policies established by federal legislation; (2) the financial institution does not comply with the mandatory reserve requirement rules; (3) the financial institution has operations or is subject to conditions that require intervention; (4) reckless or fraudulent management; (5) the financial institution faces a shortage of assets; and (6) the occurrence of any of the above described events that results in the declaration of an intervention.
The main purpose of the RAET is to help maintain the financial institution’s solvency and financial condition under special administration. The RAET, therefore, does not affect the day-to-day business operations, obligations or rights of the financial institution, which continue in the ordinary course.
There is no minimum term for a RAET, which may cease upon the occurrence of any of the following events: (1) acquisition by the Brazilian Government of control of the financial institution; (2) a corporate restructuring, merger, spin-off or transfer of control of the financial institution, (3) at the Central Bank’s discretion; or (4) upon declaration of the extrajudicial liquidation of the financial institution.
Bankruptcy Law
Law No. 11,101 of February 9, 2005, as amended (“Bankruptcy Law”), provides for judicial reorganizations, extrajudicial reorganizations and the bankruptcy of individuals and legal entities since

2005 and is only applicable to financial institutions in relation to matters that are not specifically regulated by the above described intervention and extrajudicial liquidation regimes.
Bill about new resolution regimes for regulated institutions
On December 23, 2019, the Central Bank submitted to the Brazilian Congress a bill of complementary law that, among others, aims at regulating new resolution regimes for financial institutions, insurance companies and other institutions subject to the supervision of the Central Bank, SUSEP and CVM. The bill is in line with international standards established by the Financial Stability Council (FSB) after the 2008 financial crisis.
In lieu of the current regimes (intervention, extrajudicial liquidation and RAET), the bill proposes two new resolution regimes: (i) the Compulsory Settlement Regime, in which the non-systemic institution will be removed from the System National Financial System through a more efficient and faster process than the current regimes; or (ii) the Stabilization Regime, which will mitigate the risk of a systemic crisis involving a relevant institution or activity in the National Financial System, allowing the essential activities of the bank to continue to be developed through, among other measures, the conversion of certain rights of creditors against the capital bank (bail-in).
According to the Central Bank, the objective is to create more effective and modern solutions for problematic institutions, while still protecting the performance of the economy and providing stability to the financial system. If approved, the new regime should come into effect within 180 days of its publication.
Reimbursement of creditors in the case of liquidation or bankruptcy
In the case of extrajudicial liquidation or bankruptcy of a financial institution, creditors are paid according to priority and privilege. The credits prior to the filing are paid proportionally in the following order: labor claims of up to 150 minimum wages (salários mínimos) per labor creditor; secured credits; tax credits; unsecured credits; contractual fines and monetary penalties for violation of administrative or criminal laws, including those of a fiscal nature; and subordinated credits.
Brazilian legislation mandates the establishment of the FGC fund to guarantee the payment of funds deposited in financial institutions in the vent of intervention, liquidation, bankruptcy or insolvency. The FGC is financed by ordinary contributions made by financial institutions in an amount up to 0.01% of the total amount of outstanding balances of the accounts corresponding to the guaranteed obligations, and certain special contributions. Delays in the making of these contributions subjects the financial institution to a fine of 2% of the value of the contribution.
The total amount of credit in the following forms will be guaranteed by the FGC up to a maximum of R$250 thousand per customer: demand deposits, savings deposits, time deposits, deposits held in blocked accounts for check transactions (for the recording and control of resources related to providing payment services for wages, income, or retirement), bills of exchange, real estate bills, mortgage bills, real estate credit bills and repurchase and resale agreements. However, the total amount of such credits of each creditor against all of the associated financial institutions is subject to a global limit of R$1.0 million for each consecutive four-year period since 2017. Moreover, regarding special guarantee, credits are protected from time deposits without issuing a certificate held by an individual against a financial institution or against financial institutions of the same financial group up to a maximum amount of R$400 million in transactions whose credit holder is an institution associated with the FGC and up to a maximum amount of R$40 million for the other holders.
Credits of financial institutions and other institutions authorized to operate by the Central Bank, private pension entities, insurance companies, special savings companies, investment clubs and investment funds or financial instruments held by such entities are not afforded the protections offered under the FGC’s ordinary guarantee.
In addition, two laws affect the priority of payment to creditors of Brazilian banks in the case of insolvency, bankruptcy or the like. Law No. 9,069, dated June 29, 1995, confers immunity from attachment on compulsory deposits held by financial institutions with the Central Bank. Such deposits cannot be subject to claims in lawsuits by the general creditors of a bank for the payment of debts. Law No. 9,450/1997 requires that the assets of any insolvent bank financed by loans made by foreign institutions be used to repay such financings, which take priority over the claims of the insolvent bank’s general creditors.
Asset management
The management of BNDUs is carried out in compliance with the regulations issued by the Central Bank. In particular, these rules establish criteria for provisions relating to the devaluation of valuables and assets. The Chart of Accounts for Institutions of the National Financial System (Plano Contábil das Instituições Financeiras) (“COSIF”) 1-10, Central Bank Circular No. 909 of January 11, 1985 and Technical Pronouncement CPC 01 are the rules that have the greatest impact on the process. Finally, under Law No. 13,506, financial institutions are prohibited from acquiring real estate assets which are not intended for their own use, except for those received in settlement of loans of difficult or doubtful resolution, or when expressly authorized by the Central Bank, in accordance with the regulations to be issued by the CMN.
Clearing
The provisions relating to the interbank settlement of checks are governed on a consolidated basis by the regulations of the Centralizing Entity for Checks Clearing (Centralizadora da Compensação de Cheques) (“COMPE”), as contained in Circular No. 3,532 of April 25, 2011, approved in the form of Article 3 of the aforementioned Circular. COMPE’s operating procedures were approved by the Central Bank.
Management succession policy
Banking financial institutions are required to implement a succession policy for their executives, which should take into account the nature, size, complexity, structure, risk profile and business model of the financial institution in order to ensure that those who occupy senior management positions have the necessary skills to perform their respective duties.
According to CMN Resolution No. 4,878, dated December 23, 2020, the policy should also cover the recruitment, promotion, election and manager retention processes adopted by the financial institution. The policy’s rules in relation to the identification, assessment, training and selection of candidates for senior management positions of the institutions should take into account (1) the conditions required by the legislation in effect to perform the respective position, (2) the technical and managerial skills, the interpersonal skills and experience of the professionals and (3) the knowledge of the professionals in relation to the legislation regarding the accountability (of whichever nature) of managers for their actions.
The succession policy should be reviewed every five years and financial institutions should keep all the documentation relating to their policies at the Central Bank’s disposal for a minimum of five years.
Information about managers and members of the control group
On October 23, 2020, the CMN issued Resolution No. 4,859, in force since December 1st, 2020, which establishes the obligation to provide the Central Bank with information that could affect the reputation of the members of the control group and of the managers of financial institutions.
Accordingly, financial institutions are required to provide the Central Bank with any information that may affect the reputation of their (1) controllers and holders of qualifying holdings and (2) executive directors and officers and members of management bodies. This information may potentially relate to police investigations, criminal prosecutions or proceedings involving the national financial system, or other similar scenarios. Financial institutions must report the information within ten business days after they learn of or gain access to the information.
In addition, financial institutions should provide a communication channel through which employees, collaborators, customers, users, partners or suppliers may report illegality the financial institution’s operations on a confidential basis. The procedures for using the communication channel should be set forth in the financial institution’s governing documents and published on its website.
To this end, financial institutions should designate a team that is responsible for receiving and forwarding reports to the relevant internal department in order to address the matters raised. Financial institutions should be permitted to designate an existing team, provided that the principals of confidentiality, independence and impartiality, among others, are guaranteed.
The designated team should draft a semi-annual report as of June 30 and December 31, setting forth at a minimum (1) the number of communications received, (2) their respective nature, (3) the appropriate departments to address the matters raised, (4) the average time need to address the matters raised and (5) the measures taken by the financial institution. The reports should be approved by the financial institution’s board of directors or, in its absence, by the board of executive officers, and kept at the disposal of the Central Bank for a period of at least five years.
Fintech Regulatory Framework
On April 26, 2018, the CMN enacted Resolution No. 4,656, which, as amended, governs the organization of two new categories of financial institutions, direct credit companies (sociedade de crédito direto) and peer-to-peer lending companies (Sociedade de Empréstimo entre Pessoas). These financial institutions operate exclusively through a digital platform. Through the creation of these new categories of financial institutions, the Central Bank seeks to foster the development fintechs in the credit market independent from traditional financial institutions.
On October 29, 2018, the Brazilian government issued Decree No. 9,544 authorizing foreign investment in the entirety of the capital stock of direct credit companies and peer-to-peer lending companies duly authorized to operate by Central Bank.
Open Banking
The Central Bank has looked at Open Banking as an important tool for innovation in the financial market, making the banking industry more efficient and competitive. On March 28, 2018, CMN approved Resolution No. 4,649 prohibiting banks from limiting or preventing access to different banking operations by payment institutions with the goal of fostering competition in the Brazilian financial system. In addition, on April 26, 2019, the Central Bank published the Notice No. 33,455 outlining the key requirements for the initial implementation of a new Open Banking system in Brazil.
According to Communication No. 33,455, the Brazilian Open Banking model will comprise financial institutions, payment institutions and other institutions authorized to operate by the Central Bank, by making it possible to share, in a phased-in approach, (i) data on products and services, (ii) customer record data, and (iii) customer transaction data. Open Banking will eventually cover the provision of payment services, the criteria and specifications of which are yet to be announced in the instant pay project.
Within this context, institutions authorized to operate by the Central Bank opting to join Open Banking must share the information listed above with other participating institutions. At its inception, however, the Open Banking model will only be compulsory for financial institutions belonging to prudential segmentation in Segments 1 and 2. Compulsory adhesion may be extended to the other institutions authorized to operate by the Central Bank at the Central Bank’s discretion. With regards to customer data sharing, customer authorization will always be required.
Subsequently, on May 4, 2020, the Central Bank published Joint Resolution No. 1/2020 and Circular No. 4,015, which provide on the scope of Open Banking data and services. Joint Resolution No. 1/2020 came into force on June 1, 2020 and establishes a schedule of actions with deadlines for institutions to adjust by 2021, as follows:
•
Stage 1 (until February 1, 2021): public access to the data of participating institutions in their access channels and product / service channels related to checking, savings, prepaid payment accounts and credit card loan transactions;

•
Step 2 (until July 15, 2021): sharing of reference data and transactional customer data between participating institutions;

•
Stage 3 (until August 30, 2021): sharing of payment transaction initiation services, as well as forwarding of credit transaction proposals; and

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Stage 4 (until December 15, 2021): expansion of the scope data to cover foreign exchange, investment, insurance and open private pension transactions.

Circular No. 4,032 of June 23, 2020, was also published, which provided for the initial structure responsible for the governance of the implementation process in the country of Open Banking, in accordance with the Regulation attached to this standard. This structure was formalized on July 24, 2020, through a contract signed by the associations or groups of associations representing financial institutions and other institutions authorized to operate by the Central Bank. The initial structure responsible for governance was composed of three levels: I — strategic, integrated by — Deliberative Council; II — administrative, integrated — by a Secretariat; and III — technician, composed of Technical Groups.
Open Banking aims to (i) encourage innovation; (ii) promote competition; (iii) increase the efficiency of the National Financial System and the Brazilian Payment System; and (iv) promote financial citizenship.

EXPERTS
Our consolidated financial statements as of December 31, 2020, 2019 and 2018, and for each of the years in the three-year period ended December 31, 2020, included elsewhere within this prospectus, have been so included in reliance upon the report of KPMG Auditores Independentes, an independent registered public accounting firm, appearing elsewhere within, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS
We will receive an opinion from Maples and Calder (Cayman) LLP with respect to the validity under Cayman Islands law of the Inter Platform Shares to be issued in connection with the Proposed Transaction. We were advised as to certain matters of Brazilian law by Machado, Meyer, Sendacz e Opice Advogados. We were also advised as to certain matters of US law by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

ENFORCEABILITY OF CIVIL LIABILITIES
Enforceability of Civil Liabilities in Cayman Islands
We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are registered in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands have a less prescriptive body of securities laws as compared to the United States
We have been advised by our Cayman Islands legal counsel, Maples and Calder (Cayman) LLP, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
Enforceability of Civil Liabilities in Brazil
Machado, Meyer, Sendacz e Opice Advogados, our counsel as to Brazilian law, have advised us that there is uncertainty as to whether the courts of Brazil would, respectively, (1) recognize or enforce judgments of United States courts obtained against Banco Inter, Inter Platform or Banco Inter or Inter Platform directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (2) entertain original actions brought in Brazil against Banco Inter, Inter Platform or Banco Inter or Inter Platform directors or officers predicated upon the securities laws of the United States or any state in the United States.
Substantially all of Inter Platform and Banco Inter’s assets are located outside the United States, in Brazil. In addition, a majority of the members of Banco Inter’s and Inter Platform’s board of directors and all of Inter Platform’s officers are nationals or residents of Brazil and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon Inter Platform, Banco Inter or these persons, or to enforce against Inter Platform or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.
We have appointed Cogency Global Inc., with office at 122 East 42nd Street, 18th floor, New York—NY 10168, as Inter Platform’s agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of any state in the United States arising out of this Proposed Transaction.
A judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may be enforced in Brazil, subject to certain requirements described below. Such counsel has advised that a judgment against Banco Inter, Inter Platform or Banco Inter or Inter Platform directors or officers obtained in the United States would be enforceable in Brazil without retrial or re-examination of the merits of the original action including, without limitation, any final judgment for payment of a certain amount rendered by any such court, provided that such judgment has been previously recognized by the

Brazilian Superior Tribunal of Justice (Superior Tribunal de Justiça) (“STJ”). That recognition will only be available, pursuant to Articles 963 and 964 of the Brazilian Code of Civil Procedure (Código de Processo Civil, Law No. 13,105, dated March 16, 2015, as amended), if the U.S. judgment:
•
complies with all formalities necessary for its enforcement;

•
is issued by a court of competent jurisdiction after proper service of process is made or after sufficient evidence of our absence has been given, as requested under the laws of the United States;

•
is not rendered in an action upon which Brazilian courts have exclusive jurisdiction, pursuant to the provisions of art. 23 of the Brazilian Code of Civil Procedure (Law No. 13,105/2015, as amended);

•
is final and, therefore, not subject to appeal (res judicata) in the United States;

•
creates no conflict between the United States judgment and a previous final and binding (res judicata) judgment on the same matter and involving the same parties issued in Brazil;

•
is duly apostilled by a competent authority of the United States, according to The Hague Convention Abolishing the Requirement of Legalization for Foreign Public Documents dated as of October 5, 1961 authentication (“The Hague Convention”). If such decision emanates from a country that is not a signatory of The Hague Convention, it must be duly authenticated by a Brazilian Diplomatic Office or Consulate;

•
is accompanied by a translation into Portuguese made by a certified translator in Brazil, unless an exemption is provided by an international treaty to which Brazil is a signatory; and

•
is not contrary to Brazilian national sovereignty or public policy and does not violate the dignity of the human person, as set forth in Brazilian law.

The judicial recognition process may be time-consuming and may also give rise to difficulties in enforcing such foreign judgment in Brazil. Accordingly, we cannot assure you that judicial recognition of a foreign judgment would be successful, that the judicial recognition process would be conducted in a timely manner or that a Brazilian court would enforce a judgment of countries other than Brazil.
We believe original actions may be brought in connection with this initial public offering predicated on the federal securities laws of the United States in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against Inter Platform, Banco Inter, or the members of either of their boards of directors or either of their executive officers and certain advisors named herein.
In addition, a plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil or is outside Brazil during the course of litigation in Brazil and who does not own real property in Brazil must post a bond to guarantee the payment of the defendant’s legal fees and court expenses in connection with court procedures for the collection of money according to Article 83 of the Brazilian Code of Civil Procedure (Código de Processo Civil). This is so except in the case of: (1) claims for collection on a título executivo extrajudicial (an instrument which may be enforced in Brazilian courts without a review on the merits), or enforcement of foreign judgments that have been duly recognized by the Superior Court of Justice; (2) counterclaims as established; and (3) when an exemption is provided by an international agreement or treaty to which Brazil is a signatory.
If proceedings are brought in Brazilian courts seeking to enforce our obligations with respect to Inter Platform Class A Common Shares or with respect to Banco Inter’s shares, payment shall be made in reais. Any judgment rendered in Brazilian courts in respect of any payment obligations with respect to Inter Platform Class A Common Shares would be expressed in reais. See “Risk Factors — Certain Risks Relating to the Proposed Transaction and Inter Platform Common Shares — Judgments of Brazilian courts to enforce our obligations with respect to Inter Platform Class A Common Shares may be payable only in Reais.”
We have also been advised that the ability of a judgment creditor to satisfy a judgment by attaching certain assets of the defendant in Brazil is governed and limited by provisions of Brazilian law.
Notwithstanding the foregoing, we cannot assure you that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner.

Cayman Islands — Anti-Money Laundering
If any person in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands (“FRA”), pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands, if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property.

FINANCIAL STATEMENTS AND RELATED INFORMATION

KPMG Auditores Independentes
Rua Paraíba, 550 – 12º andar – Bairro Funcionários
30130-141 – Belo Horizonte/MG – Brasil
Caixa Postal 3310 – CEP 30130-970 – Belo Horizonte/MG – Brasil
Telefone +55 (31) 2128-5700
kpmg.com.br
Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors of
Banco Inter S.A.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Banco Inter S.A. and subsidiaries (the Company) as of December 31, 2020, 2019 and 2018, the related consolidated income statements and consolidated statements of comprehensive income, cash flows, and changes in stockholders’ equity for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG Auditores Independentes
We have served as the Company’s auditor since 2011.
Belo Horizonte, Brazil
August 20, 2021

Consolidated balance sheets on December 31, 2020, 2019 and 2018
(Amounts in thousands of Brazilian reais, unless otherwise stated)
	Note	12/31/2020	12/31/2019	12/31/2018
Assets
Cash and cash equivalents	9	2,154,687	3,114,789	1,546,065
Amounts due from financial institutions	11a	502,369	256,097	151,553
Compulsory deposits at Banco Central do Brasil	11b	1,709,729	392,280	90,118
Loans and advances to customers	12	8,790,058	4,777,387	3,341,047
(-) Provision for expected loss		(282,355)	(215,563)	(119,409)
Loans and advances to customers, net of provision for expected loss		8,507,703	4,561,824	3,221,638
Securities	13	5,812,622	1,155,094	316,948
Derivative financial assets	10	27,513	—	—
Non-current assets held-for-sale	16	119,929	121,632	78,514
Property and equipment	14	137,846	91,851	13,830
Intangible assets	15	224,516	79,248	26,419
Deferred tax assets	32	206,018	112,217	57,254
Other assets	17	518,681	192,054	129,024
Total assets		19,921,613	10,077,086	5,631,363
Liabilities
Liabilities with financial and similar institutions	18	1,756,913	1,152,492	737,425
Liabilities with customers	19	12,436,632	4,714,439	2,009,938
Securities issued	20	1,729,436	1,719,580	1,763,936
Derivative financial liabilities	10	56,758	20,941	996
Borrowing and onlending	21	27,405	29,800	31,988
Income tax and social contribution		9,947	4,725	3,461
Other tax liabilities		20,324	13,477	6,852
Tax liabilities	22	30,271	18,202	10,313
Provisions	23	23,637	22,055	22,977
Deferred tax liabilities	32	60,926	21,524	8,480
Other liabilities	24	475,420	216,115	113,122
Total Liabilities		16,597,398	7,915,148	4,699,175
Equity
Share capital	25a	3,216,455	2,068,305	848,760
Capital reserve		83,714	1,119	1,290
Profit reserves	25b	66,995	89,033	85,601
Other comprehensive income reserve	25c	25,991	(696)	(3,283)
(-) Treasury shares	25f	(117,521)	—	(432)
Total equity, excluding non-controlling interest	25	3,275,634	2,157,761	931,936
Non-controlling interest		48,581	4,177	252
Total equity		3,324,215	2,161,938	932,188
Total liabilities and equity		19,921,613	10,077,086	5,631,363
The notes are an integral part of these consolidated financial statements.

Consolidated income statements
Years ended on December 31, 2020, 2019 and 2018
(Amounts in thousands of Brazilian reais, unless otherwise stated)
	Note	12/31/2020	12/31/2019	12/31/2018
Interest income calculated using the effective interest method		942,808	775,516	614,063
Interest expenses		(184,335)	(256,717)	(216,195)
Net interest income	26	758,473	518,799	397,868
Revenues from services and commissions		257,145	130,457	60,545
Expenses from services and commissions		(71,611)	(56,627)	(38,309)
Net result from services and commissions	27	185,534	73,830	22,236
Income from securities	13	12,060	62,518	19,745
Net gains / (losses) from derivatives	10	(54,418)	4,235	(16,632)
Other revenues	28a	109,882	52,843	38,647
Revenues		1,011,531	712,225	461,864
Other income	28b	109,216	—	—
Impairment losses on financial assets	29	(213,688)	(138,570)	(49,281)
Personnel expenses	30	(229,096)	(169,198)	(118,477)
Depreciation and amortization		(43,659)	(17,463)	(2,608)
Other administrative expenses	31	(641,327)	(386,309)	(222,154)
Profit / (loss) before income tax		(7,023)	685	69,344
Current income tax and social contribution	32	(13,166)	(5,859)	(12,659)
Deferred income tax and social contribution	32	50,875	35,545	(969)
Income tax expense		37,709	29,686	(13,628)
Profit for the period		30,686	30,371	55,716
Profit attributable to:
Shareholders of the company		17,911	27,684	53,622
Non-controlling interest		12,775	2,687	2,094
Earnings per share (in Brazilian Reais – BRL)
Basic earnings per share	25e	0.00807	0.01442	0.03286
Diluted earnings per share	25e	0.00807	0.01441	0.03286
The notes are an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income
Years ended on December 31, 2020, 2019 and 2018
(Amounts in thousands of Brazilian reais, unless otherwise stated)
	Note	12/31/2020	12/31/2019	12/31/2018
Profit for the period		30,686	30,371	55,716
Other comprehensive income
Items that are or may be reclassified subsequently to the income statement:
Financial assets at FVOCI – Net change in fair value	25c	52,717	(3,930)	68
Related tax	25c	(26,031)	1,828	(33)
Other comprehensive income of the year, net of income tax and social contribution		26,686	(2,102)	35
Total comprehensive income for the period		57,372	28,269	55,752
Allocation of comprehensive income
Part of comprehensive income of Shareholders of the company		44,597	25,582	53,658
Part of comprehensive income of Non-controlling interest		12,775	2,687	2,094
The notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity
Years ended on December 31, 2020, 2019 and 2018
(Amounts in thousands of Brazilian reais, unless otherwise stated)
	Profit reserve
	Capital stock	Capital reserve	Legal reserve	Statutory profit reserve	Other comprehensive income	Retained earnings	Treasury shares	Attributable to owners of the Company	Non- controlling interest	Total Equity
Balance as of January 1, 2018	311,874	—	9,875	70,000	166	(9,322)	(2,284)	380,309	978	381,287
Capital increase	553,863	(545)	—	—	—	—	—	553,318	—	553,318
Cost of issuance of shares	(16,977)	—	—	—	—	—	—	(16,977)	—	(16,977)
Share-based payment	—	1,835	—	—	—	—	—	1,835	—	1,835
Profit for the period	—	—	—	—	—	53,622	—	53,622	2,094	55,716
Proposed allocations:
Transfer to legal reserve	—	—	3,387	—	—	(3,387)	—	—	—	—
Transfer to statutory profit reserve	—	—	—	4,243	—	(4,243)	—	—	—	—
Dividends and interest on equity	—	—	—	—	—	(36,670)	—	(36,670)	(2,820)	(39,490)
Cancellation of treasury shares	—	—	—	(1,904)	—	—	1,852	(52)	—	(52)
Capital transactions	—	—	—	—	(3,484)	—	—	(3,484)	—	(3,484)
Net change in fair value – financial assets at FVOCI	—		—	—	35	—	—	35	—	35
Balance as of December 31, 2018	848,760	1,290	13,262	72,339	(3,283)	0	(432)	931,936	252	932,188
Balances on January 1, 2019	848,760	1,290	13,262	72,339	(3,283)	0	(432)	931,936	252	932,188
Capital increase	1,250,266	(299)	—	—	—	—	—	1,249,967	268	1,250,235
Share issuance cost	(30,721)	192	—	—	—	—	—	(30,529)	—	(30,529)
Share-based payment	—	102	—	—	—	—	—	102	—	102
Profit for the period	—	—	—	—	—	27,684	—	27,684	2,687	30,371
Profit reserve reversal	—	—	—	(27,512)	—	27,512	—	—	—	—
Proposed allocations:
Constitution of legal reserve	—	—	3,944	—	—	(3,944)	—	—	—	—
Dividends and interest on equity	—	—	—	—	—	(51,252)	—	(51,252)	930	(50,322)
Repurchase (Cancellation) of treasury shares	—	(166)	—	—	—	—	432	266	—	266
Capital transactions	—	—	—	—	4,689	—	—	4,689	—	4,689
Net change in fair value – financial assets at FVOCI	—	—	—	—	(2,102)	—	—	(2,102)	—	(2,102)
Sale of NCI without a change in control	—	—	—	27,000	—	—	—	27,000	40	27,040
Balances on December 31, 2019	2,068,305	1,119	17,206	71,827	(696)	(0)	—	2,157,761	4,177	2,161,938
Balances on January 1, 2020	2,068,305	1,119	17,206	71,827	(696)	(0)	—	2,157,761	4,177	2,161,938
Capital increase	1,181,351	—	—	—	—	—	—	1,181,351	—	1,181,351
Share issuance cost	(33,335)	820	—	—	—	—	—	(32,515)	—	(32,515)
Share-based payment	134	(134)	—	—	—	—	—	—	—	—
Profit for the period	—	—	—	—	—	17,911	—	17,911	12,775	30,686
Profit reserve reversal	—	—	—	(22,038)	—	22,038	—	—	—	—
The notes are an integral part of these consolidated financial statements.

	Profit reserve
	Capital stock	Capital reserve	Legal reserve	Statutory profit reserve	Other comprehensive income	Retained earnings	Treasury shares	Attributable to owners of the Company	Non- controlling interest	Total Equity
Proposed allocations:
Dividends and interest on equity	—	—	—	—	—	(39,949)	—	(39,949)	—	(39,949)
Repurchase of shares	—	—	—	—	—	—	(153,109)	(153,109)	—	(153,109)
Sale of treasury shares	—	—	—	—	—	—	35,588	35,588	—	35,588
Gain on sale of treasury shares	—	81,909	—	—	—	—	—	81,909	—	81,909
Sale of NCI without a change in control	—	—	—	—	—	—	—	—	31,629	31,629
Net change in fair value – financial assets at FVOCI	—	—	—	—	26,687	—	—	26,687	—	26,687
Balances on December 31, 2020	3,216,455	83,714	17,206	49,789	25,991	(0)	(117,521)	3,275,634	48,581	3,324,215

The notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows
Years ended on December 31, 2020, 2019 and 2018
(Amounts in thousands of Brazilian reais, unless otherwise stated)
	12/31/2020	12/31/2019	12/31/2018
Operating activities
Profit for the period	30,686	30,371	55,716
Adjustments to profit
– Depreciation and amortization	43,659	17,460	2,607
– Impairment losses on financial assets	213,688	138,570	49,281
– Expenses with provisions	15,280	8,413	15,010
– Deferred income tax and social contribution	(50,875)	(35,545)	969
– Current income tax and social contribution	13,166	5,859	12,659
– Provisions for loss of assets	(4,401)	4,295	587
– Result of foreign exchange variation	(1,006)	(397)	(1,592)
– Share-based payment expenses	—	103	1,290
(Increase)/ decrease in:
Compulsory deposits at Banco Central do Brasil	(1,317,449)	(302,162)	(90,119)
Amounts due from financial institutions	(246,272)	(104,544)	(60,641)
Loans and advances to customers, net of provision for expected loss	(4,146,866)	(1,540,879)	(770,225)
Securities	260,916	(466,144)	(279,707)
Derivative financial assets	(27,513)	—	—
Non-current assets held-for-sale	6,104	(57,258)	(16,523)
Other assets	(356,182)	(56,434)	(63,827)
Increase/ (decrease) in:
Liabilities with financial institutions	604,421	415,068	439,018
Liabilities with customers	7,722,193	2,704,501	692,926
Securities issued	9,856	(44,356)	352,768
Derivative financial liabilities	35,817	19,945	5,085
Borrowing and onlending	(2,395)	(2,188)	(2,830)
Other tax liabilities	13,090	7,664	—
Provisions	(13,698)	(9,335)	(5,774)
Other liabilities	192,852	64,238	14,012
	2,995,072	797,244	350,690
Income Tax paid	(14,187)	(5,634)	(14,794)
Net cash from operating activities	2,980,885	791,610	335,896
Cash flow from investing activities
Acquisition of subsidiary, net of cash acquired	(24,500)	—	—
Acquisition of property and equipment	(17,655)	(11,391)	(6,317)
Proceeds from sale of property and equipment	7,223	—	—
Acquisition of intangible assets	(135,619)	(62,043)	(23,284)
Acquisition of financial assets at amortized cost	(135,389)	(261,171)	—
Proceeds from sale of financial assets at amortized cost	81,213	—	—
Acquisition of financial assets at FVOCI	(4,899,868)	(281,967)	(37,241)
Proceeds from sale of financial assets at FVOCI	75,618	171,028	313,267
Net cash used in investing activities	(5,048,977)	(445,544)	246,425
The notes are an integral part of these consolidated financial statements.

	12/31/2020	12/31/2019	12/31/2018
Cash flow from financing activities
Capital increase	1,148,836	1,220,101	512,819
Option purchase – share-based payments	—	299	534
Repurchase of treasury shares	(153,109)	—	(53)
Sale of treasury shares	117,497	432	—
Paid dividends and interest on equity	(37,868)	(43,571)	(23,410)
Sale of NCI without a change in control	31,629	45,000	—
Net cash from financing activities	1,106,985	1,222,261	489,890
Net (decrease) increase in cash and cash equivalents	(961,108)	1,568,327	1,072,211
Cash and cash equivalents at January 1	3,114,789	1,546,065	472,262
Effect of the exchange rate variation on cash and cash equivalents	1,006	397	1,592
Cash and cash equivalents at December 31	2,154,687	3,114,789	1,546,065

The notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements
(Amounts in thousands of Brazilian reals)
1   Activity and structure of Inter and its subsidiaries
Inter S.A. (“Inter” and, together withs its subsidiaries, “Group”) is a publically traded company organized under the laws of the Federal Republic of Brazil, which conducts business as a multiple bank based on a digital platform, as allowed by the Central Bank of Brazil and the applicable legislation. Inter’s objective is to operate as a digital multi-service bank for individuals and companies, and among its main activities are real estate credit, payroll credit, credit for companies, rural credit, credit card operations, checking account, investments, insurance services, as well as a marketplace of non-financial services provided by means of its subsidiaries. The operations are conducted within the context of the set of companies in the Group, working in the market in an integrated way.
2   Basis for Preparation
Compliance statement
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standars (IFRS) as issued by the International Accounting Board (IASB).
They were authorised for issue by the Company’s board of directors on August 20, 2021.
Functional currency and presentation currency
These consolidated financial statements are presented in Brazilian Reais (BRL), which is the functional currency of Inter and its subsidiaries. All balances were rounded to the nearest thousand, unless otherwise noted.
Use of estimates and judgments
In preparing these consolidated financial statements, management has made judgments, estimates and assumptions that affect the application of the accounting policies of the Group and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from such estimates.
Estimates and assumptions are reviewed on an ongoing basis. Reviews to the estimates are recognized prospectively.
(i)   Judgments
The information on judgments made in the application of the accounting policies that have significant effects on the amounts recognized in the financial statements are included in the following notes:
•
Classification of financial assets (see notes 4 and 8) — evaluation of the business model in which the assets are held and evaluation if the contractual terms of the financial asset relate only to payments of principal and interest (SPPI test).

•
The measurement of the provision for expected credit losses on financial assets measured at amortized cost and fair value through other comprehensive income (FVOCI) requires the use of complex quantitative models and assumptions about future economic conditions and credit behavior. Several significant judgments are also needed to apply the accounting requirements for measuring expected credit loss, such as: determining the criteria to evaluate the significant increase in credit risk; selecting quantitative models and appropriate assumptions for measuring expected credit loss; and establishing different prospective scenarios and their weighting, among others.

(ii)   Uncertainties related to assumptions and estimates
Information on the uncertainties related to assumptions and estimates with a significant risk of resulting in a material adjustment in accounting balances of assets and liabilities are included in the following notes:
•
Deferred tax assets (see notes 4 and 32) — availability of future taxable income.

•
Fair value of financial instruments, including derivative financial instruments (see notes 4, 7 and 8b) — Determination of the fair value of financial instruments with significant non-observable inputs.

•
Expected credit loss (see notes notes 4 and 12b) — determination of inputs into the ECL measurement model, including key assumptions used in estimating recoverable cash flows and incorporation of forward-looking information.

Basis for measurement
The consolidated financial statements were prepared considering the historical cost, except for the following material items recognized in the balance sheets:
•
derivative financial instruments are measured at fair value;

•
non-derivative financial instruments at fair value through profit or loss (FVTPL) are measured at fair value; and

•
FVOCI debt securities are measured at fair value.

3   Changes to significant accounting policies
A number of new standards, amendments and interpretations were effective from January 1, 2020, however, their adoption did not have a significant effect on the Group’s financial statements.
The Group initially applied IFRS 16 (a) and IFRIC 23 (b) as from January 1, 2019. A number of other new standards, amendments and interpretations were effective from January 1, 2019, however, their adoption did not have a significant effect on the Group’s financial statements.
(a)   IFRS 16 Leases
The Group adopted IFRS 16 using the modified retrospective approach, where the cumulative effect of the initial application is recognized in the opening balance of retained earnings on January 1, 2019. The comparative information presented for 2018 was not adjusted — that is, they are presented, as previously reported, according to IAS 17 and its related interpretations. The details of changes in the accounting policies are disclosed below. Furthermore, in general, the disclosure requirements in IFRS 16 were not applied to comparative information.
(a.1)   Definition of a lease
Previously, at inception of a contract, the Group used IFRIC 4 — Determining whether an arrangement contains a lease in order to determine whether the contract is or contained a lease. Now, the Group evaluates whether a contract is or contains a lease based on the definition of a lease, further described in Note 4. In the transition to IFRS 16, the Group decided to apply the practical expedient in relation to the definition of a lease — the Group applied IFRS 16 only to contracts previously identified as leases.
The contracts, which have not been identified as leases according to IAS 17 and IFRIC 4, are not reevaluated in relation to the existence of a lease according to IFRS 16. Therefore, the definition of a lease according to IFRS 16 was applied only to contracts signed or amended on or after January 1, 2019.
(a.2)   As lessee
As a lessee, the Group leases some office premises and IT equipment. The Group previously classified these leases as operating leases under IAS 17 based on its assessment of whether the lease transferred substantially all of the risks and rewards incidental to ownership of the underlying asset to the Group. Under IFRS 16, the Group recognises right-of-use assets and lease liabilities for leases of office premises — i.e. these leases are on-balance sheet.
At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone price.

However, for real office premises, the Group decided not to separate the non-lease components and instead books the lease and the associated non-lease components as a single lease component.
Lease classified as operational lease according to IAS 17
Previously, the Group classified property leases as operating leases under IAS 17. On transition, for these leases, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at January 1, 2019. Right-of-use assets were measured at either:
•
their accounting value as if IFRS 16 had been applied since the start date, discounted using the incremental borrowing rate of the Group on the date of initial application: the Group applied this approach to its principal real estate lease; or

•
the value equal to the lease liability, adjusted by the value of any pre-paid or accrued lease payments: the Group applied this approach to all other leases.

The Group tested its right-of-use assets for any losses due to impairment on the date of transition and concluded that there was no indication of impairment.
The Group used a number of practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17. Specifically, The Group:
•
did not recognise right-of-use assets and liabilities for leases for which the lease term ends within 12 months of the date of initial application;

•
did not recognise right-of-use assets and liabilities for leases of low-value assets (for example, IT equipment);

•
excluded the initial direct costs from measuring the right-of-use asset at the date of initial recognition; and

•
used hindsight when determining the lease term

Lease classified as financial lease according to IAS 17
The Group leases certain equipments. These leases were classified as financial leases according to IAS 17. There were no significant differences in the right-pf-use asset and lease liability on January 1, 2019 and the accounting values of the lease asset and the lease liability according to IAS 17 immediately before that date.
(a.3)   Impact on the financial statements
In the transition to IFRS 16, the Group recognized additional right-of-use assets and additional lease liabilities. The difference between assets and liabilities determined in the opening balance had an impact of BRL 950 on the Group’s equity. The values entered in the transition are summarized below:
January 1, 2019
Right of use assets – property rental	R$67,883
Right of use assets – machinery and equipment	1,504
Lease liabilities	70,460
Impact in equity on transition	950
When measuring the lease liabilities for leases classified as operational, the Group discounted the lease payments using its incremental borrowing rate on January 1, 2019. The weighted average rate applied is 6.74% a year.

IFRIC 23 — Uncertainty over income tax treatments
IFRIC 23 applies to any situation, where there is uncertainty whether an income tax treatment is acceptable by the taxation authority, according to the tax legislation. In this context, the final decision of the superior courts on the matter is considered part of the taxation authorities. The Group adopted IFRIC 23 on January 1, 2019. The effects produced by the referred standards were evaluated and it was concluded that there were no material impacts on the Group.
4   Significant accounting policies
The accounting policies described below were applied in all periods presented in the consolidated financial statements.
a.   Basis for consolidation
(i)   Consolidation
i.   Subsidiaries
Companies that Inter controls are classified as subsidiaries. Inter controls an entity when it is exposed to, or has rights to the variable returns arising from its involvement with the entity and has the ability to use its power over such entity to affect the amount of their returns. The subsidiaries are consolidated in full as from the date Inter gains control of their activities until the date on which control ceases to exist.
The following table shows the subsidiaries included in the consolidated financial statements:
		Share in the capital (%)
Entity	Branch of activity	12/31/2020	12/31/2019	12/31/2018
BMA Inter Fundo De Investimento Em Direitos Creditórios Multissetorial	Investment Fund	81.2%	0.00%	0.00%
Inter Digital Corretora e Consultoria de Seguros Ltda	Insurance broker	60.0%	60.0%	100.0%
Matriz Participaçőes Ltda	Asset management	70.0%	0.00%	0.00%
DLM Invista Gestão de Recursos Ltda (Significant indirect subsidiaries)	Asset management	68.9%	0.00%	0.00%
Inter Titulos Fundo de Investimento	Investment Fund	96.5%	98.1%	0.00%
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	TVM Distributor	98.3%	98.3%	98.0%
Inter Marketplace Ltda.	Marketplace	99.9%	99.9%	0.00%
TBI Fundo De Investimento Renda Fixa Credito Privado	Investment Fund	100.0%	0.0%	0.00%
ii.   Non-controlling interest
The Group recognizes the portion related to non-controlling interests in shareholders’ equity in the consolidated balance sheet. In transactions involving purchase of interests with non-controlling shareholders, the difference between the amount paid and the interest acquired is recorded in shareholders’ equity. Gains or losses on sales to non-controlling shareholders are also recorded in shareholders’ equity.
Profits or losses attributed to non-controlling interest are presented in the consolidated income statements as profits or losses attributable to non-controlling interest.
iii.   Balances and transactions eliminated on consolidation
Intra-group balances and transactions, including any unrealized gains or losses arising from intra-group transactions, are eliminated in the consolidation process. Unrealized losses are eliminated only to the extent that there is no evidence of impairment.

(ii)   Business combination
Business combinations are recorded using the acquisition method when the set of acquired activities and assets meets the definition of a business and control is transferred to Inter. In determining whether a set of activities and assets is a business, Inter assesses whether the acquired set of assets and activities includes at least one input and one substantive process that together contribute significantly to the ability to generate outputs.
Inter has the option to apply a “concentration test” that allows for a simplified assessment of whether a set of acquired activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.
The consideration transferred is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill arising on the transaction is tested annually for impairment. Gains on an advantageous purchase are recognized immediately in the income statement. Transaction costs are recorded in the income statement as incurred, except for costs related to the issue of debt or equity instruments.
The consideration transferred does not include amounts relating to the payment of pre-existing relationships. These amounts are generally recognized in the income statement.
Any contingent consideration payable is measured at its acquisition-date fair value. If the contingent consideration is classified as an equity instrument, then it is not remeasured and settlement is recorded within equity. The remaining contingent consideration is remeasured at fair value at each reporting date and subsequent changes in fair value are recorded in the income statement.
i.   Acquisition of subsidiary
On December 3, 2019, Inter acquired 70% (seventy percent) of the capital stock of the company Matriz participações S.A (“Holding” or “Matriz”) which, in turn, holds ninety-eight percent (98%) of DLM Invista Gestão de Recursos Ltda. (“DLM”). With this acquisition Inter intends to explore and develop the existing synergies in the Inter Open Platform (PAI), which has more than 425 thousand clients, and expects to increase the services and products offered to its clients.
ii.   Consideration transferred
The acquisition price was BRL49,000, of which (i) BRL24,500 is fixed and was paid on the closing date and (ii) BRL24,500 variable, under the terms of the purchase and sale agreement, which are subject to adjustment according to the financial performance of Matriz, measured by its EBITDA, and payable in four annual payments in 2021, 2022, 2023 and 2024. The acquisition was authorized by the Brazilian Central Bank on January 3, 2020.
iii.   Identifiable assets acquired, liabilities assumed and goodwill
The following table summarizes the fair value of assets acquired and liabilities assumed at the date of acquisition
Cash and cash equivalents	2,021
Trade receivables	1,628
Other assets	1,040
Property and equipment	508
Liabilities	(2,008)
Customer relationships	13,344
Total identifiable net assets acquired	16,533

Goodwill arising from the acquisition has been recognised as follows
Consideration transferred	49,000
Non-controlling interest (NCI), based on their proportionate interest in the recognised amounts of the assets and liabilities of Matriz	4,960
Identifiable net assets	(16,533)
Goodwill	37,427
b.   Transactions in foreign currency
Transactions in foreign currency are translated into the respective functional currencies of the Group’s entities by the spot exchange rates on the dates of the transactions.
Monetary assets and liabilities denominated in foreign currencies at reporting dates are translated into the functional currency at the spot exchange rate at that date. Non-monetary assets and liabilities measured at fair value in foreign currency are translated into the functional currency at the spot exchange rate at the date on which the fair value is determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction. Foreign currency differences arising on translation are generally recognized in profit or loss.
c.   Cash and cash equivalents
The balance of cash and cash equivalents consists of cash held and bank deposits on demand (in Brazil and abroad) and other short-term highly liquid investments with original maturity dates not exceeding three (3) months that are subject to insignificant risk of changes in their fair value. These instruments are used by the Group to manage its short-term commitments.
d.   Financial assets and liabilities
Financial assets and liabilities are initially booked at fair value, and subsequently, measured at amortized cost or fair value.
i.   Classification and Measurement of Financial Assets
Financial Instruments are classified as financial assets into the following measurement categories:
•
Amortized cost;

•
Fair value through other comprehensive income (FVOCI); or

•
Fair value through profit or loss (FVTPL).

The classification and subsequent measurement of financial assets depend on:
•
The business model in which they are managed;

•
The characteristics of their cash flows (Solely Payment of Principal and Interest Test — SPPI Test).

Business model:   represents the way in which the financial assets are managed to generate cash flows and does not depend on management’s intentions regarding an individual instrument.
Financial assets may be managed for the purpose of:
i)
collecting contractual cash flows;

ii)
collecting contractual cash flows and selling assets; or

iii)
others.

To evaluate business models, the Group considers the risks affecting the performance of the business model; and how the performance of the business model is assessed and reported to management.

When the financial asset is held in business models “i” and “ii” above, the SPPI Test needs to be applied.
SPPI Test:   assessment of cash flows generated by the financial instrument in order to verify whether they refer only to payments of principal and interest, which includes only consideration for the time value of money, credit risk and other basic lending risks.
If the contractual terms introduce exposure to risks or volatility in cash flows, such as exposure to changes in the prices of equity instruments, the financial asset is classified as at fair value through profit or loss. Hybrid contracts shall be assessed as a single unit, including all embedded features.
Classification
Based on these factors, Inter applies the following criteria for each classification category:
•
Amortized Cost

•
Assets managed to obtain cash flows consisting only of payments of principal and interest (SPPI Test);

•
Initially recognized at fair value plus transaction costs;

•
Subsequently measured at amortized cost, using the effective interest rate;

•
Interest, including the amortization of premiums and discounts, is recognized in the Income Statement under the line item Interest income calculated using the effective interest method.

•
Financial assets at Fair Value through Other Comprehensive Income

•
Assets managed both to obtain cash flows consisting only of payments of principal and interest (SPPI Test) and from sale;

•
Initially recognized at fair value plus transaction costs and subsequently measured at fair value;

•
Interest income is recognized in the Income Statement using the effective interest rate under the line item Interest income calculated using the effective interest method;

•
Expected credit losses are recognized in the Income Statement;

•
Unrealized gains and losses (except expected credit losses, currency rate differences, dividends and interest income) are recognized, net of applicable taxes, as other comprehensive income under the line item Financial assets at FVOCI — Net change in fair value.

•
Financial assets at Fair Value Through Profit or Loss

•
Assets that do not meet the classification criteria of the previous categories; or assets designated at initial recognition as at fair value through profit or loss to reduce “accounting mismatches”;

•
Initially recognized and subsequently measured at fair value;

•
Transaction costs are recorded directly in the Income Statement;

•
Gains and losses arising from changes in fair value are recognized in the Income Statement in the line item Net gains / (losses) from derivatives or Income from securities.

Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date.
Financial assets are derecognized when the rights to receive cash flows expire or when the Group transfers substantially all the risks and rewards. When the Group neither transfers nor retains substantially all the risks and rewards, the Group assesses if it has maintained control. If the Group has not retained control, then it derecognizes the asset. If the Group has retained control then it continues to recognized the asset to the extent of its continuing involvement.
Financial assets and liabilities are offset and the net amount is reported in the balance sheet only when there is a legal right to offset the amounts recognized and there is the intention to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Equity Instruments
An equity instrument is any contract proving a residual interest in the assets of an entity, after deducting all its liabilities, such as Shares and Quotas.
The Group measures all its equity instruments held at fair value through profit or loss. Gains and losses on equity instruments measured at fair value through profit or loss are recorded in the Income Statement.
Effective Interest Rate
The effective interest rate is established on initial recognition of financial assets and liabilities and is the rate that discounts estimated future receipts or payments over the expected life of the financial asset or liability to the value at initial recognition.
For the calculation of the effective interest rate, the Group estimates the cash flows considering all the contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all commissions paid or received between the parties to the agreement, transaction costs and all other premiums or discounts.
Interest income is calculated by applying the effective interest rate to the gross carrying amount of the financial asset.
Fair value
Fair value is the price that would be received for the sale of an asset or that would be paid by the transfer of a liability in an orderly transaction between market participants at the measurement date.
Details on the fair value of financial instruments as well as on the fair value hierarchy are presented in Note 8.
Expected Credit Loss
The Group assesses, on a prospective basis, the expected credit loss associated with financial assets measured at amortized cost or at fair value through other comprehensive income. The recognition of the provision for expected credit loss is made on each reporting date and an expense is recognized in the income statement.
In the case of financial assets measured at fair value through other comprehensive income, the Group recognizes the expense for provision for credit losses in the income statement and adjusts the fair value gains or losses recognized in other comprehensive income.
Measurement of Expected Credit Loss
Financial assets:   the loss is measured at the present value of the difference between the contractual cash flows and the cash flows that the Group expects to receive discounted at the effective rate charged;
Loan commitments:   the loss is measured at the present value of the difference between the contractual cash flows that would be payable if the commitment was honoured and the cash flows that the Group expects to receive;
Financial guarantees:   the loss is measured by the difference between the expected payments to the counterparty and the amounts that the Group expects to recover.
At every reporting period, the Group evaluates the expected loss of its credit portfolio.
The expected loss is calculated using the following inputs: probability of default (PD), loss given default (LGD) and exposure at default (EAD).
For the calculation of expected credit loss, the credit portfolio is divided into products with similar characteristics, for example, transactions with real estate guarantee form a group for the purposes of statistical modeling. Other product divisions include: credit cards; payroll loans; business loans, etc. For the estimation of LGD, a workout period — asset recovery — of up to 60 months is considered, given the nature of the operations, such as, for example, real estate credit, in which the collection and sale of an asset can extend over longer periods. However, to calculate the recovered value, the loss of value over time is considered, in order to measure the economic impacts on that asset.
As part of the estimation of the expected credit loss, each contract is classified in one of three risk stages. The first includes operations with no significant increase in credit risk since recognition, with the expected loss calculated over the following twelve months. The second group includes contracts with a significant increase in credit risk, namely: contracts overdue for more than 30 days and contracts which have been renegotiated or which are in the cure period. For this group, the expected loss is calculated over the remainder of the contractual term. The third group includes contracts that are more than 90 days overdue and / or evidence credit impairment — that is, are in default.
Finally, in order to incorporate the macroeconomic perspectives that might affect the financial conditions of the portfolio, a correction factor based on a macroeconomic model is used; it considers the main market indicators: Interbank deposit certificate (CDI), broad national consumer price index (IPCA), gross domestic product (PIB) and minimum wage.
The probability of default of each product group is calibrated using a multiplier, which contemplates the forecasts for the variables mentioned above, with variations that represent a base scenario and a market stress scenario. The forecasts of the macroeconomic variables used are obtained by means of a study by the Research departament of Inter, in addition to the evaluation of external forecasts.
To determine the provision for expected losses, the PD calibrated by the macroeconomic model is multiplied by the LGD and EAD of each operation, which results in the final expected credit loss of each asset.
The areas of credit risk and data intelligence are responsible for defining the methodologies and modeling used to measure the expected loss in credit operations and to assess the evolution of the provision amounts, in a recurrent basis.
Such areas monitor the trends noticed in the provision for expected credit loss by segment, in addition to establishing an initial understanding of the variables that may trigger changes in provision, PD or LGD.
Modification in Contractual Cash Flows
When the contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, the Group does not derecognize the asset. However, the gross book value of this financial asset is recalculated as the present value of the renegotiated or modified contractual cash flows discounted at the original effective interest rate. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. Differences between the carrying value prior to and following the renegotiation are recognized immediately in the Income Statement.
If, on the other hand, the renegotiation or modification substantially changes the terms and conditions of the financial asset, the Group derecognizes the original asset and recognizes a new one. Accordingly, the renegotiation date is considered to be the date of initial recognition of the new asset for purposes of calculating expected credit loss, including to determine significant increases in credit risk.The Group also assesses whether the new financial asset may be considered as originated or purchased with credit recovery problems, particularly when the renegotiation was caused by financial difficulties of the debtor. Differences between the carrying value of the original asset and the fair value of the new asset are recognized immediately in the Income Statement.

Write-off of Financial Assets
When there is no reasonable expectation of the recovery of a financial asset, considering historical curves, its total or partial write-off is made simultaneously with the reversal of the related provision for expected credit loss, with no net effect in the Income Statement. Subsequent recoveries of amounts previously written-off are recorded as gains in the Income Statement.
ii.   Classification and Measurement of Financial Liabilities
Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost, except for:
Financial Liabilities at Fair Value through Profit or Loss:   classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. The Group designates financial liabilities, irrevocably, at fair value through profit or loss on initial recognition (fair value option), when the option reduces or significantly eliminates measurement or recognition inconsistencies.
Derecognition and Modification of Financial Liabilities
The Group derecognizes a financial liability from the balance sheet when it is extinguished, i.e., when the obligation specified in the agreement is discharged, canceled or expired.
An exchange of debt instrument or substantial modification of the terms of a financial liability results in the derecognition of the original financial liability and the recognition of a new one.
iii.   Derivatives
All derivatives are recorded as financial assets when the fair value is positive, and as financial liabilities when the fair value is negative.
The Group has opted to continue to apply the accounting hedge requirements set forth in IAS 39 as at December 31, 2020, however, it may adopt the IFRS 9 requirements in future periods. Pursuant to this rule, derivatives may be designated and qualified as hedge instruments for accounting purposes and, depending on the nature of the hedged item, the method for recognizing fair value gains or losses will be different. All the following conditions shall be met to qualify as an accounting hedge:
•
At the beginning of hedge, there is a formal designation and documentation of the hedge relation and the objective and strategy of the entity’s risk management;

•
It is expected that hedge will be highly effective in achieving offsetting changes in the fair value or in the cash flows attributable to the hedged risk, consistent with the risk management strategy originally documented for this hedge relationship;

•
For a cash flow hedge, an expected transaction that is subject to the hedge shall be highly likely and generate changes in cash flows that could ultimately affect profit or loss;

•
The hedge effectiveness can be reliably measured, i.e., the fair value or the cash flows of the hedged item attributable to the hedged risk and the fair value of the hedging instrument can be reliably measured; and

•
The hedge effectiveness is measured on an ongoing basis and determined to be highly effective during all periods for which it was designated.

There are three possible types of hedges under the standards: fair value hedge, cash flow hedge and hedge of net investment in a foreign subsidiary. The Group uses only fair value hedge with derivatives as the hedging instruments.
For derivatives designated and qualified as part of a fair value hedge, the following practices are applied:
a)
The gain or loss resulting from the re-measurement of the hedging instrument at fair value is recognized in profit or loss; and

b)
The gain or loss resulting from the fair value measurement of the hedged item attributable to the designated risk is recognized in profit or loss.

When the derivative expires or has been sold and the hedge or the accounting hedge criteria cease to be met, or the Group revokes the designation, the Group discontinues prospectively the hedge accounting. Any adjustment to the carrying amount of the hedged item is amortized in profit or loss.
In compliance with its risk management policies, as described in note 7, the Group uses derivative financial instruments, mainly swap registered with B3 (Brazil, Bolsa, Balcão), in market risk hedges of certain loans and advances to customers. The derivative financial instruments are presented in note 10.
iv.   Loan Commitments and Financial Guarantees
Loan commitments and financial guarantees are initially recognized at fair value. Subsequently this fair value is amortized over the life of the contract. If the Group concludes that the expected credit loss in respect of the contract is higher than the initial fair value less accumulated amortization, the contract is measured at the expected credit loss amount.
e.   Non-current assets held-for-sale
Non-current assets held for sale include properties repossessed in debt. These are classified as held for sale if their book value is expected to be recovered mainly through sale instead of use. This condition is met only when the sale is highly probable and the non-current asset is available for immediate sale in its current condition. Management must be committed to the sale, which, on recognition, is expected to be considered completed within one year of the classification date. The reclassification of assets to this balance sheet line item, when this condition is met, is carried out at the lower of its carrying amount and the fair value less costs to sell of the asset. The fair value less costs to sell of the properties is determined using the sales history of the previous year’s inventory segregated according to the occupancy status (occupied or unoccupied) of the property. Subsequently, impairment is recognized if the fair value less costs to sell is lower than the book value.
f.   Property and equipment
(i)   Recognition and measurement
Property and equipment items are measured at historical cost, excluding maintenance expenses, less accumulated depreciation and any accumulated impairment losses.
The cost includes expenses directly attributable to the acquisition of the asset. The cost of assets generated internally includes the cost of materials and direct labor as well as any other directly attributable costs required to make it ready for its intended use. Purchased software that is integral to the functionality of the related equipment is recorded as part of that equipment.
The useful lives and residual values of the assets are reevaluated and adjusted, if necessary, on each balance sheet date or when applicable.
Gains and losses on the sale of property and equipment (calculated as the difference between the proceeds from the sale and the carrying value of property and equipment) are recorded in the Income Statement.
(ii)   Subsequent expenditure
The cost of repairing or maintaining an item of property and equipment is recognized as part of the cost of the asset, when it is likely that the future economic benefits of the item will flow to the Group over more than one year and its cost can be measured reliably. Other costs of repairs and maintenance are recognized in profit or loss as they are incurred.
(iii)   Depreciation
Depreciation of property and equipment is recognized using the straight-line method over their estimated useful lives to reduce their carrying amount to their estimated residual values. Land is not depreciated.

The estimated useful lives of items of property and equipment are as follows:
Description	Estimated useful lives
Buildings, furniture and equipment	10 years
Data Processing system	5 years
The depreciation methods, the useful lives and the residual values are reviewed at each reporting date and adjusted if appropriate.
g.   Intangible assets
(i)   Goodwill
Goodwill results from the acquisition of subsidiaries and represents the excess of the sum of: (i) transferred consideration; (ii) the value of the non-controlling interest in the acquired company; and (iii), in a business combination achieved in stages, the fair value of the Group’s previously held equity interest in the company, over the fair value of the identifiable net assets acquired. Goodwill is not amortized.
(ii)   Customer relationships
Customer relationships with clients are recognized at fair value on the acquisition date. Subsequently they are measured at cost less accumulated amortization. The amortization is calculated using the linear method over the expected life of the relationship with the client.
(iii)   Purchased software and licenses
Purchased software and licenses are capitalized based on the costs incurred to acquire them and make them ready for use. These costs are amortized over their useful lives.
(iv)   Development cost
The cost of intangible assets generated internally includes all directly attributable expenses, necessary for creation, production and preparation of the asset to be able to function as intended by management. Development costs, which are directly attributable to a software development project controlled by the Group, are recognized as intangible assets. Directly attributable costs include the cost for employees allocated to the development of the software and an allocation of the applicable indirect expenses. The costs also include the financing costs incurred during the period of development of the software.
The development costs recognized as assets are amortized over their estimated useful life. The costs associated with software maintenance are recognized as expenses, as incurred.
(v)   Amortization
The estimated useful lives of intangible asset items are as follows:
Customer relationships	5 years
Internally developed software	3 to 5 years
The amortization methods and the useful lives are reviewed at each reporting date and adjusted if appropriate.
h.   Impairment of non-financial assets
On each reporting date, the Group reviews the carrying amounts of its non-financial assets (other than deferred tax assets) to determine if there is any indication of impairment. In case there is such indication, then the recoverable value of the asset is estimated. Goodwill is tested annually for impairment.
For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (i.e., cash-generating units — CGUs).

The recoverable amount of an asset or CGU is the higher of its value in use and its fair value less selling cost. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
Impairment losses recognized in prior periods are assessed at each reporting date to detect indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation and amortization, if no impairment had been recognized.
i.   Provisions
A provision is recognized if, as a result of a past event, the Group has a present, legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.
Provisions are determined based on expected future cash flows discounted at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.
In establishing provisions, Management considers the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous proceedings, the complexity and the position of the courts, and the assessment of the probability of loss.
Contingent liabilities are:
•
a possible obligation arising from past events and whose existence may only be confirmed by the occurrence of one or more uncertain future events not fully within the Group’s control; or

•
a present obligation stemming from past events that is not recognized because:

•
it is not probable that an outflow of resources encompassing economic benefits shall be required in order to settle the obligation; or

•
the amount of the obligation cannot be measured with sufficient certainty.

The provisions are measured at the best estimate of the disbursement required to settle the present obligation at the balance sheet date, considering:
•
The risks and uncertainties involved;

•
Where relevant, the financial effect produced by the discounted present value of future cash flows required to settle the obligation; and

•
Future events that may change the amount required to settle the obligation.

Contingent assets are recognized only when there is a secured guarantee or favorable court rulings over which there are no more appeals, characterizing the gain as practically certain. Contingent assets, whose expectation of success is probable, are disclosed when material.
j.   Employee Benefits
(i)   Short-term employee benefits
Short-term employee benefits are recognized as personnel expenses to the extent the corresponding service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation may be estimated reliably.
(ii)   Share-based compensation agreements
The fair value at the grant date of share-based compensation agreements granted to employees is recognized as an expense, with a corresponding increase in shareholders’ equity, during the period in which employees unconditionally acquire the right to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which there is an expectation that service and performance conditions will be met, in such a way that the final value recognized as an expense is based on the number of awards actually meeting the conditions of service and performance on the vesting date.
k.   Income taxes: Income tax and social contribution
Provisions are calculated by considering the tax base in accordance with the relevant legislation and the applicable rates: income tax (15% plus 10% when it exceeds the minimum of BRL 240 per year) and social contribution (20% for the period from September 2015 to December 2018, 15% from January 2019 to December 2019, and 20% from January 2020).
Deferred tax assets are recognized and measured based on expectations for realization, considering technical studies and analyzes made by management.
The Group performs a study regarding the likelihood of acceptance by the ultimate taxation authority of any uncertain tax positions it adopts based on its evaluation of different factors, including interpretation of the fiscal laws and past experience. No additional provision were recognized for any of the open fiscal periods. Such evaluation is grounded on estimates and assumptions, which may involve judgments of future events. New information can be made available, which would lead the Group to change its judgment regarding the suitability of the existing provision. Any such changes will impact the income tax expenses in the year they are made.
(i)   Current taxes
Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year and any adjustment to tax payable in respect of previous years. It is measured based on tax rates enacted or substantively enacted on the date of the balance sheet.
(ii)   Deferred taxes
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for taxation purposes. The tax benefit of tax loss carryforwards is recognized only when it is probable that future taxable profits shall be generated in sufficient amounts to be allow it to be realized. Income tax and social contribution expenses are recognized in the Income Statement, unless related to the valuation of financial instruments at FVOCI when these are recognized in other comprehensive income.
l.   Interest
Interest income and expenses are calculated using the effective interest rate (see note 4d) for all financial instruments at amortized cost and FVOCI.
The fair value changes of derivative financial instruments qualified for fair value hedges of interest rates are recorded as interest income or expenses in the same line item where the changes in the fair value of the hedged items are recorded.
m.   Net result from services and commissions
The Group recognize revenue using a five step model as follows:
•
Step 1 — Identify the contract(s) with the customer

•
Step 2 — Identify the performance obligations in each contract

•
Step 3 — Determine the transaction price in accordance with the contractual terms. If a contract includes variable consideration, the Group estimates the amount of consideration that it will be entitled to in exchange for transferring the promised goods or services to the customer, applying the constraint.

•
Step 4 — Allocate the transaction price to the performance obligations in the contract based on their stand-alone selling price. The stand-alone selling price of the service is the price at which the Group would sell a service separately to a customer on a segregated basis. The best evidence of a stand-alone selling price is the observable price of a service when the Group sells that service separately under similar circumstances and to similar customers. If the service is not sold to a customer separately, the stand-alone selling price is estimated using an appropriate method. When estimating a stand-alone selling price, all information (including market conditions) that is available is considered and the use of observable data is maximized.

•
Step 5 — Recognize revenue when (or as) the entity satisfies a performance obligation (i.e. the service is effectively rendered)

The significant revenues of the Group are:
•
Interchange fees are commission income from card transactions carried out by clients with cards issued by the Group. The performance obligation is satisfied when the transaction is made. The transaction price is pre-defined percentage of the total payment made using the card.

•
Asset management activities (management of third party resources) generate management and performance fees. Management fees are recognized as the service is performed in each period. The performance fees are variable and are recognized at the end of each performance period when it is highly probable that a significant reversal will not subsequently occur.

•
Income from bank fees is primarily related to account opening fees and fees charged for interbank transfers made by Inter account holders, and are recognized when the services are provided. The transaction price is the contractual amount.

•
Commission and intermediation revenues relate to the intermediation of the sale of products and services. Revenues are recognized when the service of intermediation is performed at which point the performance obligation is satisfied. The transaction price is the contractual amount which, generally, is a percentage of the sale value.

n.   Net Equity
(i)   Capital Stock
The common and preferred shares are classified in shareholders’ equity.Additional costs directly attributable to the issuance of new shares or options are included in shareholders’ equity as a deduction of the amount raised, net of taxes.
(ii)   Earnings per share
Basic earnings per share is calculated by dividing the net earnings attributable to shareholders of Inter by the weighted average number of shares outstanding during the year, excluding the average number of shares held in treasury. Diluted earnings per share is the same as basic earnings per share as there are no potential dilutive instruments (see note 25).
(iii)   Repurchase and reissuance of shares (treasury shares)
When shares issued are repurchased, they are presented as treasury shares and the amount of the consideration paid, which includes any directly attributable costs is recognized as a reduction to shareholders’ equity. When treasury shares are subsequently sold or reissued, the amount received is recognized as an increase in shareholders’ equity, and the gain or loss resulting from the transaction is presented as a capital reserve.
(iv)   Dividends
The minimum mandatory dividend is 25% (twenty five percent) of the statutory net income for the fiscal year. As permitted by Brazilian law, in certain circumstances, all or a portion of the dividends declared may be paid in the form of interest on equity which is deductible for income tax purposes.

o.   Lease
The Group does not have significant leases as a lessor.
Policy applicable before January 1, 2019
As a lessee, the Group classified leases that did not transfer substantially all the risks and rewards of ownership as operating leases. The assets were not recognized in the Balance Sheet and payments made under these operating leases were recognized in profit or loss on a straight line basis over the term of the lease.
Policy applicable from January 1, 2019
At the inception of a contract, the Group evaluates whether a contract is or contains a lease. A contract is or contains a lease, if the contract transfers the right to control the use of an identified asset for a given period of time in return for compensation.
(i)   As lessee
At the beginning or upon amendment of a contract containing a lease component, the Group allocates the compensation in the contract to each lease and non-lease component based on its stand-alone price. However, for property leases, the Group opted not to separate the non-lease components and book the lease and non-lease components as a single lease component.
The Group recognizes a right-of-use asset and lease liability on the lease start date. The right-of-use asset is measured initially at cost, which is equal to the value of the initial measurement of the lease liability, adjusted by any lease payments made prior to the start date, plus any initial direct costs incurred by the lessee and estimate of costs to be incurred by the lessee to dismantle, remove or restore the asset, minus any lease incentives received.
The right-of-use asset is subsequently depreciated by the straight line method from the start date to the end date of the lease term, unless the lease transfers the ownership of the subjacent asset to the Group at the end of the lease term, or if the lease includes a purchase options which the Group is reasonably certain to exercise. In these cases, the right-of-use asset is depreciated over the userful life of the asset. Furthermore, the right-of-use asset is periodically assessed for impairment, if any, and adjusted for certain re-measurements of the lease liability.
The lease liability is initially measured at present value of the outstanding lease payments discounted by the implicit interest rate of the lease or, if this rate cannot be determined, by the Incremental borrowing rate of the Group.
The Group determines its incremental borrowing rate from interest rates on funding received from third parties adjusted to reflect the contract terms and the type of asset leased.
The lease payments included in the lease liability measurement comprise the following:
•
fixed payments;

•
variable lease payments, which depend on an index or rate, initially measured using the index or the rate on the start date;

•
amounts expected to be paid by the Group, according to the residual value guarantees;

•
the price to exercise the purchase option, if the Group is reasonably certain to exercise such option; and

•
payments of fines for lease termination, if the lease term reflects the exercise of the option of the Group to terminate the lease.

The lease liability is measured at amortized cost, using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the

Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
The Group presents right-of-use assets as ‘Property and equipment” and lease liabilities in “Other liabilities” in the balance sheet.
(ii)   Lease of low-value assets and short term leases
The Group opted not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Group recognizes lease payments associated with these leases as an expense on a straight-line basis over the lease term.
p.   Operating segments
Operating segments are disclosed based on the internal disclosures that are used by the chief operating decision maker to allocate resources and to assess performance. The chief operating decision maker, responsible for allocating resources, evaluating the performance of the operating segments and responsible for making strategic decisions for the Group, is the Board of Directors.
5   New standards, amendments and interpretations not yet effective
There are new standards, interpretations and amendments that become effective on or after January 1, 2021. The Group has not adopted these standards in the preparation of these consolidated financial statements. Their adoption is not expected to have a material effect on the Group’s consolidated financial statements.
6   Operating segments
The information by segment was prepared based on the criteria used by the chief operating decision-maker to evaluate performance and make decisions regarding the allocation of funds for investment and other purposes.
The operations of the Group are divided into five reportable segments: banking; securities; insurance brokerage; marketplace; and asset management.
The accounting policies applied in the financial information reported by operating segments are based on the accounting practices adopted in Brazil, applicable to financial institutions authorized to operate by Banco Central do Brasil, and therefore differ from those described in the significant accounting policies in note 4. The significant differences that impact profit for the period of the segments relate to:
a.   Impairment losses on loans and advances to customers
For segment reporting purposes impairment losses on loans and advances to customers are obtained following the criteria for classification of loans and advances to customers, as set forth in CMN Resolution No. 2.682/99.
b.   Expected credit loss on securities at FVOCI
For segment reporting purposes no expense is recognized for expected credit loss on securities at FVOCI.
c.   Deferral of financial charges
For segment reporting purposes commissions paid to correspondents for the origination of financial assets are recognized in the Income Statement at the time of origination of the transaction.

d.   Contract revenues
For segment reporting purposes performance-based amounts due following the sale of non-controlling interest are recognized only when the performance criterion are met.
Profit by operating segment
Each operating segment is composed of one or more legal entities. The measurement of profit by operating segment takes into account all revenues and expenses recognized by the companies that make up each segment.
Transactions between segments are carried out under terms and rates compatible with those practiced with third parties, where applicable.
The Group does not have any single customer accounting for more than 10% of its total net revenue.
a.   Banking segment
The banking segment comprises a wide range of banking products and services, such as checking accounts, cards, deposits, loans and advances and other services, which are available to the clients primarily by means of Inter’s mobile application (mobile app).
b.   Securities segment
This segment is primarily responsible for operations related to the acquisition, sale and custody of securities, the structuring and distribution of securities in the capital market and the provision of administration services to investment funds. Revenues consiste primarily of administration fees and commissions charged to investors for the rendering of such services.
c.   Insurance brokerage segment
This segment offers insurance products underwritten by insurance companies with which Inter has an agreement (‘partner insurance companies’), including warranties, life, property and automobile insurance and pension products, as well as consortium products provided by a third party with whom Inter has a commercial agreement. The income from brokerage commissions are recognized when the performance obligation is fulfilled.
a.   Marketplace segment
The Group provides a digital platform through which companies with which it has an agreement (‘partner companies’) offer goods and/or services to its customers. The Group acts as an agent in these transactions and recognizes the commission due when the intermediation service is provided. The Group began to provide these services in 2019.
d.   Asset management segment
Primarily composed of the operations related to the management of fund portfolios and other assets (purchase, sale, risk management). Revenues are derived primarily from management commissions and fees charged to investors for the rendering of these services. The Group began to provide these services in 2019.
e.   Other
It comprises other activities.

Segment information:
	12/31/2020
	Banking	Securities	Insurance Brokerage	Marketplace	Asset management	Total of reportable segments	Other	Adjustments and Eliminations	Consolidated
Interest income calculated using the effective interest method	912,455	1	546	—	—	913,002	31,506	(1,700)	942,808
Interest expenses	(154,088)	—	—	—	(53)	(154,141)	(28,949)	(1,245)	(184,335)
Net interest income	758,367	1	546	—	(53)	758,861	2,557	(2,945)	758,473
Revenues from services and commissions	154,985	21,894	34,072	33,574	12,972	257,497	(352)	—	257,145
Expenses from services and commissions	(71,611)	—	—	—	—	(71,611)	—	—	(71,611)
Net result from services and commissions	83,374	21,894	34,072	33,574	12,972	185,886	(352)	—	185,534
Income from securities	9,760	1,044	—	82	94	10,980	1,080	—	12,060
Net gains/(losses) on derivatives	(54,418)	—	—	—	—	(54,418)	—	—	(54,418)
Other revenues	150,770	—	—	—	—	150,770	—	(40,888)	109,882
Revenues	947,853	22,939	34,618	33,656	13,013	1,052,079	3,285	(43,833)	1,011,531
Other income	—	—	—	—	—	—	—	109,216	109,216
Impairment losses on financial assets	(174,551)	—	—	—	—	(174,551)	—	(39,137)	(213,688)
Personnel expenses	(213,633)	(3,727)	(5,517)	(4,168)	(2,051)	(229,096)	—	—	(229,096)
Depreciation and amortization	(41,860)	(257)	(131)	—	(93)	(42,341)	—	(1,318)	(43,659)
Other administrative expenses	(614,688)	(22,712)	5,072	(5,975)	(5,703)	(644,006)	(1,724)	4,403	(641,327)
Profit / (loss) before taxes	(96,879)	(3,757)	34,042	23,513	5,166	(37,915)	1,561	29,331	(7,023)
Current income tax and social contribution	—	—	(4,808)	(6,958)	(1,400)	(13,166)	—	—	(13,166)
Deferred income tax and social contribution	66,329	1,503	—	—	—	67,832	—	(16,957)	50,875
Profit for the period	(30,550)	(2,254)	29,234	16,555	3,766	16,751	1,561	12,374	30,686
Total assets	19,743,678	75,899	81,289	69,382	9,982	19,980,230	425,360	(483,977)	19,921,613
Total liabilities	16,440,990	46,596	45,771	47,957	2,419	16,583,733	65,491	(51,826)	16,597,398
Total shareholders’ equity	3,302,688	29,303	35,517	21,426	7,563	3,396,497	420,794	(493,076)	3,324,215

	12/31/2019
	Banking	Securities	Insurance Brokerage	Market place	Asset management	Total of reportable segments	Other	Adjustments and Eliminations	Consolidated
Interest income calculated using the effective interest method	775,501	2	205	15	278	776,001	171	(656)	775,516
Interest expenses	(248,359)	—	—	—	—	(248,359)	(4,889)	(3,469)	(256,717)
Net interest income	527,142	2	205	15	278	527,642	(4,718)	(4,125)	518,799
Revenues from services and commissions	94,116	17,471	18,870	—	—	130,457	—	—	130,457
Expenses from services and commissions	(59,367)	—	—	—	—	(59,367)	—	2,740	(56,627)
Net result from services and commissions	63,850	17,471	18,870	—	—	71,090	—	2,740	73,830
Income from securities	51,856	2,039	—	—	—	53,895	10,690	(2,067)	62,518
Net gains/(losses) on derivatives	4,235	—	—	—	—	4,235	—	—	4,235
Other revenues	113,317	—	—	—	—	113,317	389	(60,863)	52,843
Revenues	760,400	19,512	19,075	15	278	770,179	6,361	(64,315)	712,225
Impairment losses on financial assets	(107,065)	—	—	—	—	(107,065)	—	(31,505)	(138,570)
Personnel expenses	(162,192)	(2,153)	(4,441)	—	(412)	(169,198)	—	—	(169,198)
Depreciation and amortization	(13,841)	(144)	(67)	—	(1)	(14,053)	—	(3,410)	(17,463)
Other administrative expenses	(373,846)	(6,126)	(733)	(211)	(75)	(380,991)	(956)	(4,362)	(386,309)
Profit / (loss) before taxes	74,355	11,089	13,834	(196)	(210)	98,872	5,405	(103,592)	685
Current income tax and social contribution	—	(3,552)	(2,307)	—	—	(5,859)	—	—	(5,859)
Deferred income tax and social contribution	4,525	(341)	—	66	71	4,321	—	31,224	35,545
Profit for the period	78,880	7,196	11,527	(130)	(139)	97,334	5,405	(72,368)	30,371
Total Assets	10,062,373	43,317	11,094	4,884	4,980	10,126,648	56,198	(105,760)	10,077,086
Total Liabilities	7,861,356	11,725	4,813	14	118	7,878,026	792	36,330	7,915,148
Total shareholders’ equity	2,201,017	31,592	6,281	4,870	4,862	2,248,622	55,406	(142,090)	2,161,938

	12/31/2018
	Banking	Securities	Insurance Brokerage	Total of reportable segments	Adjustments and Eliminations	Consolidated
Interest income calculated using the effective interest method	614,063	97	—	614,160	(97)	614,063
Interest expenses	(216,605)	—	—	(216,605)	410	(216,195)
Net interest income	397,458	97	—	397,555	313	397,868
Revenue from services and commissions	38,136	4,708	17,701	60,545	—	60,545
Expenses for services and commissions	(37,968)	—	—	(37,968)	(341)	(38,309)
Net result from services and commissions	168	4,708	17,701	22,577	(341)	22,236
income from securities	19,576	169	313	20,058	(313)	19,745
Net gains / (losses) on derivatives	(16,632)	—	—	(16,632)	—	(16,632)
Other revenues	48,684	—	—	48,684	(10,037)	38,647
Revenue	449,254	4,974	18,014	472,242	(10,378)	461,864
Impairment losses on financial assets	(25,671)	—	—	(25,671)	(23,610)	(49,281)
Personnel expenses	(114,062)	(1,620)	(2,795)	(118,477)	—	(118,477)
Depreciation and amortization	(2,592)	(9)	(7)	(2,608)	—	(2,608)
Other administrative expenses	(217,799)	(1,640)	(2,128)	(221,567)	(587)	(222,154)
Profit / (loss) before taxes	89,130	1,705	13,084	103,919	(34,575)	69,344
Current income tax and social contribution	(10,158)	(493)	(2,008)	(12,659)	—	(12,659)
Deferred income tax and social contribution	(11,229)	(157)	—	(11,386)	10,417	(969)
Profit for the period	67,743	1,055	11,076	79,874	(24,158)	55,716
Total Assets	5,640,963	14,847	5,225	5,661,035	(29,672)	5,631,363
Total Liabilities	4,692,183	2,228	1,127	4,695,538	3,637	4,699,175
Total shareholders’ equity	948,780	12,619	4,098	965,497	(33,309)	932,188

Conciliation of the management income by segment with the consolidated results according to IFRS
	12/31/2020	12/31/2019	12/31/2018
Profit for the period
Total of reportable segments	16,751	97,334	79,874
Others	1,561	5,405	—
Adjustments and Eliminations	12,374	(72,368)	(24,158)
Total consolidated profit for the period	30,686	30,371	55,716
Assets
Total of reportable segments	19,980,230	10,126,648	5,661,035
Others	425,360	56,198	—
Adjustments and Eliminations	(483,977)	(105,760)	(29,672)
Total consolidated assets	19,921,613	10,077,086	5,631,363
liabilities
Total of reportable segments	16,583,733	7,878,026	4,695,538
Others	65,491	792	—
Adjustments and Eliminations	(51,826)	36,330	3,637
Total consolidated liabilities	16,597,398	7,915,148	4,699,175
Shareholders’ equity Total of reportable segments	3,396,497	2,248,622	965,497
Others	420,794	55,406	—
Adjustments and Eliminations	(493,076)	(142,090)	(33,309)
Total consolidated shareholders’ equity	3,324,215	2,161,938	932,188
7   Financial risk management
The Group’s financial risk management covers credit, market, liquidity and operational risks. Management activities are carried out by specific and specialized structures, according to policies, strategies and processes described for each of these risks with the objective of identifying and measuring possible impacts and solutions and ensuring the continuity and the quality of the Group’s business.
The model adopted by the Group includes:
•
Segregation of function;

•
Specific structure for risk management;

•
Defined management process;

•
Decisions at various hierarchical levels;

•
Clear norms and competence structure;

•
Defined limits and margins; and

•
Reference to best management practices.

Risk management practices adopted by the Group are designed to be in line with the recommendations of Pillar III of the Basel Committee for both qualitative and quantitative aspects.

a.   Credit risk
The definition of credit risk includes, among others:
Counterparty risk:   possibility of a failure, by a given counterparty, to honor obligations regarding the settlement of transactions involving the trading of financial assets, including those related to the settlement of derivative financial instruments.
Principal risk:   possibility of disbursements to honor sureties, guarantees, co-obligations, credit commitments, or other such operations of a similar nature.
Risk of intermediary:   possibility of losses associated with a failure to comply with agreed financial obligations by an intermediary or a party to a covenant for loans and advances to customers.
Concentration risk:   possibility of credit losses arising from significant exposure to a borrower or counterparty, a risk factor, a group of borrowers or counterparties related through common characteristics.
Credit risk management aims to identify, evaluate, control, mitigate and monitor risk exposure, to contribute to safeguarding the Group’s financial solidity and solvency and ensure alignment with shareholders’ interests.
In order to ensure that the loan process is aligned with the strategic objectives, the Group establishes in its Credit Risk Policy:
•
The evaluation of the ability to pay and likelihood of loss for each customer;

•
The establishment of limits for transactions with individuals and legal entities;

•
The definition of how credit shall be released to the customer; and

•
The monitoring and tracking of portfolios subject to credit risk.

The Group has a structured process in order to maintain the diversification of its portfolio regarding the concentration of the largest debtors per geographical region, segment and sector of activity.
Mitigation of Exposure
In order to maintain the exposures within the risk levels established by senior management, the Group adopts measures to mitigate credit risk. Exposure to credit risk is mitigated through the structuring of guarantees, adapting the risk level to be incurred to the characteristics of the collateral taken at the time of granting. Risk indicators are monitored on an on-going basis and proposal for alternatives forms of mitigation are assessed, whenever the exposure behavior to credit risk of any unit, region, product or segment requires it. Additionally credit risk mitigation takes place through product repositioning and adjusting operational processes or operation approval levels.
In addition to the activities described above, goods pledged in guarantee are subject to a technical assessment / valuation at least once every twelve months. In the case of personal guarantees, an analysis of the financial and economic circumstances of the guarantor is made considering their other debts with third parties, including tax, social security and labor debt.
Credit standards guide operational units and cover, among other aspects, the classification, requirement, selection, assessment, formalization, control and reinforcement of guarantees, aiming to ensure the adequacy and sufficiency of mitigating instruments throughout the cycle of the loan.
In 2020, 2019 and 2018 there were no material changes to the nature of the credit risk exposures, how they arise or the Group’s objectives, policies and processes for managing them, although the Group continues to refine its internal risk management processes.

Measurement
The measurement of credit risk by the Group is carried out considering the following:
•
At the time that credit is granted, an assessment of a customer’s financial condition is undertaken through the application of qualitative and quantitative methods and using information collected from the market, in order to support the adequacy of the risk exposure being proposed;

•
The assessment is carried out at the counterparty level, considering information on guarantors where applicable. The exposure to the credit risk is also measured in extreme scenarios, using stress techniques and scenario analysis. The models applied to determine the rating of clients and loans are reviewed periodically in order to ensure they reflect the macroeconomic scenario and actual loss experience;

•
The aging of late payments in portfolios is monitored in order to identify trends or changes in the behavior of non-performing loans and allow the adoption of mitigating measures when required;

•
Expected credit loss reflects the risk level of loans and allows monitoring and control of the portfolio’s exposure level and the adoption of risk mitigation measures;

•
The expected credit loss is a forecast of the risk levels of the credit portfolio. Its calculation is based on the historical payment behavior and the distribution of the portfolio by product and risk level. This is a key input to the process of pricing loans and advances to customers; and

•
In addition to the monitoring and measurement of indicators under normal conditions, simulations of changes in business environment and economic scenario are also performed in order to predict the impact of such changes in levels of exposure to risks, provisions and balance of such portfolios and to support the process of reviewing the exposure limits and the credit risk policy.

The following tables present the loans and advances to customers by credit risk rating grade where AA is the highest rating and HH the lowest. The Group considers customers with a rating of AA to C to be low risk and customers with a rating of D to HH to be high risk.
	12/31/2020
Rating	Low Risk	High Risk	Total
Loans and advances to customers
AA	4,191,808	—	4,191,808
A	3,795,674	—	3,795,674
B	271,617	—	271,617
C	271,500	—	271,500
D	—	66,789	66,789
E	—	43,607	43,607
F	—	27,699	27,699
G	—	26,325	26,325
H	—	90,912	90,912
HH	—	4,125	4,125
Total	8,530,599	259,458	8,790,057

	12/31/2019
Rating	Low Risk	High Risk	Total
Loans and advances to customers
AA	636,103	—	636,103
A	3,539,400	—	3,539,400
B	266,632	—	266,632
C	115,221	—	115,221
D	—	61,321	61,321
E	—	47,283	47,283
F	—	30,257	30,257
G	—	19,104	19,104
H	—	59,568	59,568
HH	—	2,496	2,496
Total	4,557,357	220,030	4,777,386
	12/31/2018
Rating	Low Risk	High Risk	Total
Loans and advances to customers
AA	437,232	—	437,232
A	2,480,047	—	2,480,047
B	189,725	—	189,725
C	86,752	—	86,752
D	—	62,693	62,693
E	—	25,324	25,324
F	—	11,894	11,894
G	—	13,264	13,264
H	—	33,975	33,975
HH	—	140	140
Total	3,193,757	147,290	3,341,047

The following tables present the loans and advances to customers by product and risk:
	12/31/2020
	Low Risk	High Risk	Total
Loans and advances to customers
Payroll Card	64,570	3,162	67,732
Credit card	1,793,872	110,770	1,904,642
Overdraft protection agreement	20,193	—	20,193
Checking account overdraft	10,660	3,572	14,232
Payroll loans and personal credit*	1,510,962	40,437	1,551,399
Business loans	1,580,682	2,186	1,582,868
Real estate loans	3,372,023	99,331	3,471,354
Rural loans	177,637	—	177,637
	8,530,599	259,458	8,790,057
Amounts due from financial institutions
Amounts due from financial institutions	2,212,098	—	2,212,098
	2,212,098	—	2,212,098
Derivative financial instruments
Swap	(56,758)	—	(56,758)
	(56,758)	—	(56,758)
	12/31/2019
	Low Risk	High Risk	Total
Loans and advances to customers
Payroll Card	77,910	2,499	80,409
Credit card	710,443	73,101	783,544
Business loans	459,808	12,496	472,304
Real estate loans	2,415,917	103,236	2,519,153
Payroll loans and personal credit*	893,279	28,698	921,977
	4,557,357	220,030	4,777,387
Amounts due from financial institutions
Amounts due from financial institutions	648,377	—	648,377
	648,377	—	648,377
Derivative financial instruments
Swap	(20,941)	—	(20,941)
	(20,941)	—	(20,941)

	12/31/2018
	Low Risk	High Risk	Total
Loans and advances to customers
Payroll Card	89,578	4,355	93,933
Credit card	298,339	27,178	325,517
Business loans	254,951	723	255,674
Real estate loans	1,855,459	92,559	1,948,018
Payroll loans and personal credit*	695,430	22,475	717,905
	3,193,757	147,290	3,341,047
Amounts due from financial institutions
Amounts due from financial institutions	241,671	—	241,671
	241,671	—	241,671
Derivative financial instruments
Swap	(996)	—	(996)
	(996)	—	(996)

*
Payroll loans and personal credit:

	12/31/2020	12/31/2019	12/31/2018
Payroll loans	1,551,052	921,632	717,175
Personal credit	347	345	730
Payroll loans and personal credit	1,551,399	921,977	717,905
(i)   Maximum exposure to credit risk:
	12/31/2020	12/31/2019	12/31/2018
Exposure to credit risk
Cash and cash equivalents	2,154,687	3,114,789	1,546,065
Amounts due from financial institutions	502,369	256,097	151,553
Compulsory deposits at Banco Central do Brasil	1,709,729	392,280	90,118
Derivative financial assets	27,513	—	—
Loans and advances to customers	8,790,057	4,561,824	3,221,638
Other financial assets	5,812,622	1,155,094	316,948
Sub-total	18,996,977	9,480,084	5,326,322
Financial guarantees provided	127	5,318	377
Total exposure to credit risk	18,997,104	9,485,402	5,326,699
The Group’s policies limit transactions to the amount of BRL 15 million for legal entities and 1% of the Regulatory capital for individuals. Loans and advances to customers exceeding such amounts must be approved by the Board of Directors.
(ii)   Description of guarantees
The financial instruments subject to credit risk are subject to careful assessment of credit prior to being contracted and disbursed and risk assessment is ongoing throughout the term of the instruments. Credit assessments are based on an understanding of each customer’s operational characteristics, their borrowing capacity and consider future cash flows as well as payment history, and any guarantees given.

Loans and advances to customers, as shown in Note 12, are mainly represented by the following operations:
•
Working capital operations are guaranteed by receivables, promissory notes, sureties provided by their owners and occasionally by property or other tangible assets;

•
Payroll loans repayments are deducted directly from the borrowers’ pensions, annuities or salaries and settled directly by the entity responsible for making those payments (e.g. company or government body);

•
Personal loans and credit cards, generally, do not have guarantees; and

•
Real estate financing is collateralized by the real estate financed.

The portfolio of securities at FVOCI and amortized cost consists primarily of federal government bonds, considered to have a low credit risk.
Repossessed collateral is generally sold at public auctions, free of any charges or encumbrances with no warranty or guarantee.
Guarantees on real estate loans and financing
The tables below presents the credit exposure of real estate loans by loan-to-value (LTV) ratio. LTV is calculated as the proportion of the gross value of the loan or the value of loans committed to the value of collateral. The gross value of the loans excludes any provision for impairment and the value of the guarantee is its adjusted value — adjusted for changes in real estate price indexes:
	12/31/2020	12/31/2019	12/31/2018
Lower than 30%	467,960	337,786	327,123
31 – 50%	1,291,130	1,048,916	801,615
51 – 70%	1,314,740	828,618	621,715
71 – 90%	370,358	296,870	174,915
Higher than 90%	27,168	6,963	22,648
	3,471,356	2,519,153	1,948,016
(iii)   Concentration of the portfolio of loans and advances to customers:
Analysis of the breakdown of loans and advances to customers by product:
	12/31/2020		12/31/2019		12/31/2018
	Balance	%	Balance	%	Balance	%
Private Sector
Payroll Card	67,732	0.77%	80,409	1.68%	93,933	2.81%
Credit card	1,904,642	21.67%	783,544	16.40%	325,517	9.74%
Overdraft Protection Agreement	20,193	0.23%	—	0.00%	—	0.00%
Check Account	14,232	0.16%	—	0.00%	—	0.00%
Payroll and personal loans	1,551,399	17.65%	921,977	19.30%	717,905	21.49%
Business loans	1,582,868	18.01%	472,304	9.89%	255,674	7.65%
Real Estate loans	3,471,354	39.49%	2,519,153	52.73%	1,948,018	58.31%
Rural loans	177,637	2.02%	—	0.00%	—	0.00%
Total Portfolio	8,790,057	100%	4,777,387	100%	3,341,047	100%

The concentration of the portfolio of loans and advances to customers of the Group is as follows:
	12/31/2020		12/31/2019		12/31/2018
	Balance	% on Loans and advances to customers	Balance	% on Loans and advances to customers	Balance	% on Loans and advances to customers
Largest debtor	144,821	1.65%	58,565	1.23%	9,611	0.29%
2nd to 20th largest debtors	2,145,985	24.41%	333,592	6.98%	106,380	3.18%
21st to 50th largest debtors	1,695,446	19.29%	174,709	3.66%	99,665	2.98%
51st to 100th largest debtors	2,157,462	24.54%	193,215	4.04%	106,218	3.18%
Other debtors	2,646,343	30.11%	4,017,306	84.09%	3,019,173	90.37%
Total Portfolio	8,790,057	100%	4,777,387	100%	3,341,047	100%
The breakdown of loans and advances to customers by maturity is as follows:
	12/31/2020
	To fall due	Overdue:	Total
Installments to become due
Overdue by fewer than 15 days and to fall due within 90 days	2,593,572	—	2,593,572
To fall due between 91 and 360 days	1,357,068	—	1,357,068
To fall due in more than 360 days	4,637,604	—	4,637,604
Total to become due	8,588,244	—	8,588,244
Overdue installments
Overdue by 15 days or more	—	201,813	201,813
Total overdue	—	201,813	201,813
Total Portfolio	8,588,244	201,813	8,790,057
	12/31/2019
	To fall due	Overdue:	Total
Installments to become due
Overdue by fewer than 15 days and to fall due within 90 days	1,109,647	—	1,109,647
To fall due between 91 and 360 days	561,054	—	561,054
To fall due in more than 360 days	2,895,765	—	2,895,765
Total to become due	4,566,466	—	4,566,466
Overdue installments
Overdue by 15 days or more	—	210,921	210,921
Total overdue	—	210,921	210,921
Total Portfolio	4,566,466	210,921	4,777,387

	12/31/2018
	To fall due	Overdue:	Total
Installments falling due
Overdue by fewer than 15 days and to fall due within 90 days	652,674	—	652,674
To fall due between 91 and 360 days	415,168	—	415,168
To fall due in more than 360 days	2,180,805	—	2,180,805
Total instalmments falling due	3,248,647	—	3,248,647
Overdue installments
Overdue by 15 days or more	—	92,400	92,400
Total overdue installments	—	92,400	92,400
Total Portfolio	3,248,647	92,400	3,341,047
b.   Liquidity risk
Liquidity risk is the possibility that the Group is not able to efficiently meet its expected or unexpected obligations, including those resulting from binding guarantees, without incurring significant losses. This also includes the possibility of the Group not being able to negotiate a sale of an asset at market price due to its volume in relation to the volume normally transacted or due to any discontinuity in the market.
The liquidity risk management structure is segregated and works proactively with the aim of monitoring and preventing any breach of limits on liquidity ratios. The monitoring of liquidity risk encompasses the entire flow of receipts and payments for the Group so that risk mitigating actions may be implemented. This monitoring is carried out primarily by the Assets and Liabilities Committee and the Risk and Capital Management Committee. These committees evaluate liquidity risk information that is available in the Group’s systems, such as:
•
Top 10 investors;

•
Mismatch between assets and liabilities;

•
Net Funding;

•
Liquidity limits;

•
Maturity forecast;

•
Stress tests based on internally defined scenarios;

•
Liquidity contingency plans;

•
Monitoring of asset and liability concentrations;

•
Monitoring of Liquidity Ratio and funding renewal rates; and

•
Reports with information on positions held by Inter and its subsidiaries.

In 2020, 2019 and 2018 there were no material changes to the nature of the liquidity risk exposures, how they arise or the Group’s objectives, policies and processes for managing them, although the Group continues to refine its internal risk management processes.
The responsibilities of the Liquidity Risk Management Framework are distributed between different committees and hierarchical levels, including: Board of Directors, Asset and Liability Committee (ALC), Officer in charge of Risk Management, Superintendent of Compliance, Risk Management and Internal Controls and Risk Coordination. These consider the internal and external factors affecting the liquidity of the Group, and a detailed daily monitoring of incoming and outgoing movements of loans and advances to customers, time deposits, Agribusiness Credit Bills (LCA), Real Estate Secured Bonds (LCI), Guaranteed Real Estate Letters (LIG) and demand deposits is performed. Time deposits are analyzed according to the concentration, maturities, renewals, repurchases and new funding.

(i)   Liquidity ratios
Inter performs a Short-, Medium- and Long-term liquidity ratio analysis, calculated based on the ratio between liquid assets and net outflows during each period. The Liquidity Coverage Ratio (LCR) is the ratio of liquid assets to cash outflows in a standardized stress scenario for a period of 30 days, and the findings are interpreted as follows:
Interpretation of LCR with regard to minimum	Situation
LCR below 3.00 times	Critical
LCR above 2.99 and below 5.00 times	Satisfactory
LCR above 4.99 and below 8.00 times	Comfortable
LCR above 7.99	Excess liquidity
(ii)   Analysis of financial instruments by remaining contractual term
The table below presents the projected future realizable value of the Group’s financial assets and liabilities by contractual term:
	12/31/2020
	Explanatory note	Up to 3 months	3 months to 1 year	Above 1 year	Total
Financial assets
Cash and cash equivalents	9	2,154,687	—	—	2,154,687
Compulsory deposits at Banco Central do Brasil		502,369	—	—	502,369
Amounts due from financial institutions	11	1,207,383	502,346	—	1,709,729
Securities	13	196,927	161,356	5455,098	5,813,381
Derivative Financial Instruments	10	6,510	21,003	—	27,513
Loans and advances to customers	12	2,795,385	1,357,068	4,637,604	8,790,057
Other assets	17	409,465	27,373	81,844	518,681
Total financial assets		7,272,726	2,069,146	10,174,546	19,516,418
Financial liabilities
Liabilities with financial and similar institutions	18 and 19	(1,706,681)	(50,232)	—	(1,756,913)
Liabilities with customers		(7,550,562)	(607,077)	(4,278,93)	(12,436,632)
Securities issued	20	(80,924)	(505,572)	(1,142,940)	(1,729,436)
Derivative financial instruments liabilities	10	—	(20,767)	(35,990)	(56,757)
Borrowing and onlending	21	(104)	(1,145)	(26,156)	(27,405)
Other liabilities	24	(475,420)	—	—	(475,420)
Total financial liabilities		(9,813,691)	(1,184,793)	(5,484,079)	(16,482,563)

	12/31/2019
	Explanatory note	Up to 3 months	3 months to 1 year	Above 1 year	Total
Financial assets
Cash and cash equivalents	9	3,114,789	—	—	3,114,789
Compulsory deposits at Banco Central do Brasil		392,280	—	—	392,280
Securities	13	450,705	64,144	640,225	1,155,074
Amounts due from financial institutions	11	91,448	161,485	3,164	256,097
Loans and advances to customers	12	1,320,568	561,054	2,895,765	4,777,387
Other assets	17	142,349	—	1,104	143,453
Total financial assets		5,512,139	786,683	3,540,268	9,839,080
Financial liabilities
Liabilities with financial and similar institutions	18 and 19	(3,282,503)	(314,239)	(2,270,189)	(5,866,931)
Securities issued	20	(397,902)	(655,467)	(666,211)	(1,719,580)
Derivative financial instruments	10	(20,941)	—	—	(20,941)
Borrowing and onlending	21	(109)	(1,198)	(28,493)	(29,800)
Other liabilities	24	(216,115)	—	—	(216,115)
Total financial liabilities		(3,917,570)	(970,904)	(2,964,893)	(7,853,367)
	12/31/2018
	Note	Up to 3 months	3 months to 1 year	Above 1 year	Total
Financial assets
Cash and cash equivalents	9	1,546,065	—	—	1,546,065
Compulsory deposits at Banco Central do Brasil		90,118	—	—	90,118
Securities	13	65,842	82,451	168,655	316,948
Amounts due from financial institutions	11	88,583	47,105	15,865	151,553
Loans and advances to customers	12	749,823	415,168	2,176,056	3,341,047
Other assets	17	81,741	—	3,258	84,999
Total financial assets		2,622,172	544,724	2,363,834	5,530,730
Financial liabilities
Liabilities with financial and similar institutions	18 and 19	(1,203,967)	(361,045)	(1,182,351)	(2,747,363)
Securities issued	20	(456,671)	(740,869)	(566,396)	(1,763,936)
Derivative financial instruments	10	(996)	—	—	(996)
Loans and onlending	21	(112)	(1,228)	(30,648)	(31,988)
Other liabilities	24	(113,122)	—	—	(113,122)
Total financial liabilities		(1,774,868)	(1,103,142)	(1,779,395)	(4,657,405)
c.   Market risk
Market risk is the possibility of losses resulting from fluctuations in fair value of financial instruments as a result of changes in market rates or prices, including the risks posed by transactions subject to foreign exchange, interest rates, stock prices and the price of commodities.

The market risk positions are analyzed and monitored by the Asset and Liability Committee through a number of reports which aim to provide an analytical assessment and support market risk decisions.
In 2020, 2019 and 2018 there were no material changes to the nature of the market risk exposures, how they arise or the Group’s objectives, policies and processes for managing them, although the Group continues to refine its internal risk management processes.
Measurement
The Group segregates its market risk exposures, including derivative financial instruments, as follows:
1)
Trading Book: basically composed of operations contracted with the intention of trading or intended to hedge account; and

2)
Banking Book: basically composed of operations contracted with the intention of being held until their maturities

The Group manages its risks, seeking to identify, measure, evaluate, monitor, report, control and mitigate exposures to market risks from its own positions. The Group uses statistical and simulation methods to measure the market risks of its exposures, one of the methods is Value at Risk (VaR). The methodology used to calculate VaR is the parametric model with 99% confidence level and holding period of 01 (one) day scaled to 21 days. Adjustments are made to the aggregated VaR of the individual risk factors to reflect expected correlation.
The Trading Book VaR by risk factor is presented in the following table:
	2020	2019	2018
Risk Factor	VaR 21 days	VaR 21 days	VaR 21 days
Price index coupons	4,262	383	42
Pre fixed interest rate	6,319	1,433	147
Foreign currency coupons	365	—	—
Exchange rates	2,014	1,278	473
Shares prices	4,056	310	510
Others	22,845	7,994	4,602
SubTotal	39,861	11,398	5,774
Diversification effects (correlation)	17,939	3,744	1,815
Value-at-Risk	21,921	7,624	3,958
The Banking Book VaR by risk factor is presented in the following table:
	2020	2019	2018
Risk Factor	VaR 21 days	VaR 21 days	VaR 21 days
Price index coupons	169,917	48,417	28,001
Interest rate coupons	1,631	13,893	343
Pre fixed interest rate	20,345	22,034	20,667
SubTotal	191,893	84,344	49,011
Diversification effects (correlation)	18,491	34,087	6,565
Var-at-Risk	173,402	50,257	42,446
Sensitivity analysis
The Group performs the sensitivity analysis by market risk factors considered relevant. The largest losses, by risk factor, in each of the scenarios were presented with an impact on profit or loss, providing a view of the exposure by risk factor of the Group in exceptional scenarios. The following table presents the estimated impact of three possible scenarios on the fair value of the Group’s market risk exposures:
Scenario I:   Probable situation which reflects the perception of the Group’s management in relation to the scenario with the highest probability of occurrence considering macroeconomic factors and market information observed in the period. Premise used: Increase or decrease of 1 basis point in the rates of each risk factor — the numbers presented represent the largest loss per risk factor and do not consider correlation.
Scenario II:   Projects a variation of 25 percent in the rates of each risk factor. The numbers presented represent the largest loss per risk factor and do not consider correlation.
Scenario III:   Project a variation of 50 percent in the rates of each risk factor. The numbers presented represent the largest loss per risk factor and do not consider correlation.
Exposures Banking and Trading Portfolios		Scenarios					2020
Risk factors	Risk of variation in:	variation rate scenario I	scenario I	variation rate scenario II	scenario II	variation rate scenario III	scenario III
IPCA Coupon	Price index coupons	increase	(3,267)	increase	(232,778)	increase	(442,070)
IGP-M Coupon	Price index coupons	increase	(83)	increase	(8,185)	increase	(15,804)
Fixed	Fixed interest rates	increase	(162)	increase	(30,078)	increase	(56,739)
TR Coupon	Interest rate coupons	increase	(34)	increase	(5,449)	increase	(9,801)
Exposures Banking and Trading Portfolios		Scenarios					2019
Risk factors	Risk of variation in:	variation rate scenario I	scenario I	variation rate scenario II	scenario II	variation rate scenario III	scenario III
IPCA Coupon	Price index coupons	increase	(12,161)	increase	(52,234)	increase	(100,169)
IGP-M Coupon	Price index coupons	increase	(1,047)	increase	(6,924	increase	(15,262)
Fixed	Fixed interest rates	increase	(319)	increase	(47,308)	increase	(90,630)
TR Coupon	Interest rate coupons	decrease	(304)	decrease	(71,292)	decrease	(193,164)
Exposures Banking and Trading Portfolios		Scenarios					2018
Risk factors	Risk of variation in:	variation rate scenario I	scenario I	variation rate scenario II	scenario II	variation rate scenario III	scenario III
IPCA Coupon	Price index coupons	increase	(288)	increase	(31,570)	increase	(59,797)
IGP-M Coupon	Price index coupons	increase	(168)	increase	(17,596)	increase	(33,995)
Fixed	Fixed interest rates	increase	(257)	increase	(50,038)	increase	(95,718)
TR Coupon	Interest rate coupons	increase	(7)	increase	(1,270)	increase	(2,397)
d.   Operational risk
Operational Risk Management aims to identify, assess and monitor risks.
Policy
Operational risk is defined as the possibility of losses resulting from failure, deficiency or inadequacy of internal processes, people and systems, or from external events. The Group has processes which aim to identify and, if possible, mitigate operational risks arising in its activities, minimizing the operational risks that are inherent to its business, complexity of products, services, activities, processes and systems

Among the operational risk events, there are:
•
Internal frauds;

•
External frauds;

•
Labor demands and deficient safety at the working place;

•
Inadequate practices related to clients, products and services;

•
Damages to physical assets owned or used by the Group;

•
Interruption of the activities;

•
Failures in information technology systems; and

•
Failures in execution, fulfillment of deadlines and management of the activities.

For the purposes of Operational Risk minimum capital allocation (RWAopad portion), the Group adopted the Basic Indicator (BIA) methodology for its management.
Phases of the Management Process
Qualitative Evaluation
The qualitative assessment uses a scale which considers measures for probability and impact, taking into account the vulnerabilities and threats that, combined, determine the level of risk exposure to each event. Identification and verification is performed by in-person monitoring, interviews and workshops with the managers and employees from all operational areas, business partners and business units.
The identified risks are categorized and organized by risk factors.
Quantitative Evaluation
In the quantitative assessment of operational risk, the Group maintains an internal database fed by various sources of information. This contains descriptions and details of operational losses. In the quantitative assessment, information from external sources deemed reliable and relevant to the businesses of the Group may also be used.
Monitoring
An effective risk management process requires a communication and review structure that ensures the correct, effective and timely identification and assessment of the risks. In addition, it also seeks to assure that controls and responses to these risks are implemented.
Control tests and regular audits intended to verify compliance with applicable policies and standards are performed. The monitoring and review process seeks to verify whether:
•
The adopted measures have achieved the intended results;

•
The procedures adopted and the information gathered to perform the assessment were appropriate;

•
Higher levels of knowledge may have contributed to make better decisions; and

•
There is an effective possibility of obtaining information for future assessments.

8   Capital management and fair values of financial instruments
a.   Capital management and solvency indexes
The Group has a Capital Management Structure in place which includes a recurring process of monitoring and control of Inter’s capital, an assessment of the need for capital to cover the risks to which it is subject and projections for capital requirements, considering the strategic objectives.

The Capital Management Structure covers the regulated entities and also considers the possible impacts arising from the risks associated with other entities in the Group. In order to maximize the effectiveness of Capital Management, the structural organization also includes a shared performance of responsibilities and controls, in which all concerned are responsible for monitoring compliance with processes and establishing and operating internal controls and action plans to minimize risks and remedy weaknesses.
In compliance with the Institutional Capital Management Policy, capital is an indispensable component in business decision-making and part of the assessment of risk-return relationship, where, with the new requirements resulting from Basel III recommendations, the efficient use of capital has been a focus of management.
The Group’s main objectives related to Capital Management are:
•
Efficient use of Capital through the business allocation considering the binomial risk versus return.

•
Optimization of Capital allocated to business segments and more profitable products.

•
Capital target forecasts to achieve the strategic objectives defined in the Strategic and Marketing Planning.

•
Integrated risk management.

•
Ensure its liquidity in the financial market, by adopting the best management practices and mitigation of risks, in compliance with Basel III requirements.

The Institutional Policy for Capital Management also contains the mechanisms and procedures for capital management in order to maintain the capital compatible with the risks incurred by the Group. It is integrated with the strategies and the business of each entity from the Group, in order to align all existing processes practiced with the current policies.
The Group manages its capital structure to exceed the minimum regulatory capital requirements. At the regulatory level, the Basel Accord has an international parameter for financial institutions for the ratio of regulatory capital, known in Brazil as “Patrimônio de Referência” under applicable law.
The Group uses mechanisms that enable identification and assessment of significant risks incurred, including those not covered in the Minimum Required Regulatory Capital (MRRC) related to Pillar I risks. The policies and strategies, as well as the capital plan, enable maintenance of capital within levels compatible with the risks incurred by the Group. Stress tests are performed periodically and their impacts are assessed from the capital point of view.
The Basel Index was calculated in accordance with the criteria established in CMN Resolutions 4.192/2013 and 4.193/2013, which provide for calculation of the Regulatory Capital (RC) and the Minimum Required Regulatory Capital (MRRC) against Risk-Weighted Assets (RWA).
It should be noted that as from October 1, 2013, a set of rulings regarding implementation of the recommendations of the Basel Committee on Banking Supervision relating to the capital structure of financial institutions, known as “Basel III”, became effective in Brazil. The standards address the following matters:
(i)
Method for calculating regulatory capital, which is divided in Tiers I and II. Tier I includes the Core Capital (less Prudential Adjustments) and Supplementary Capital.

(ii)
Method for calculating capital maintenance requirement, which includes minimum RC, Tier I and Core Capital requirements, and Capital Buffer (Additional Core Capital).

Regulatory capital requirements
	12/31/2020	12/31/2019	12/31/2018
Reference Equity (RE)	3,077,952	2,123,127	922,975
Reference Equity – Tier 1 (RE tier I)	3,077,952	2,123,127	922,975
Common equity Tier 1 (CET1)	3,077,952	2,123,127	922,975
Risk-Weighed Assets – RWA	9,643,109	5,388,262	3,090,263
RWA for Credit Risk by Standardized Approach – RWACPAD	8,064,303	4,102,332	2,516,860
RWA for Market Risk – RWAMPAD	476,759	565,751	64,717
RWA for Operational Risk by Standardized Approach – RWAOPAD	1,102,047	720,179	508,676
Capital Requirement
Minimum Main Capital Required for RWA	433,940	242,472	139,061
Minimum Required Reference Equity Level I for RWA	578,587	323,296	185,415
Minimum Required Reference Equity for RWA	771,449	431,061	308,980
Margin on Capital Requirements
Margin on Required Main Capital	2,644,013	1,880,655	783,514
Margin on Required Reference Equity Level I	2,499,366	1,799,831	737,514
Common equity tier 1 capital index (CET1 1 RWA)	31.9%	39.4%	29.9%
Tier 1 capital index (RE tier I / RWA)	31.9%	39.4%	29.9%
Basel index (RE / RWA)	31.9%	39.4%	29.9%
b.   Financial instruments — classification and fair values
Financial assets and liabilities are classified based on the categories defined in note 4.d.
The measurement of fair value of a financial asset or liability can be classified in one of three approaches based on the type of information used for assessment, which are known as the fair value hierarchy levels, namely:
Level I — prices negotiated in active markets for identical assets or liabilities;
Level II — uses inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). For example, fair value is determined using valuation techniques using observable market data; and
Level III — uses significant inputs that are not based on observable market data (unobservable inputs).
The following table sets forth the breakdown of financial assets and liabilities according to the accounting classification. It also shows the book values and fair values of financial assets and liabilities, including their levels in the fair value hierarchy. It does not include information on the fair value of financial assets and liabilities not measured at fair value, when the carrying amount is a reasonable approximation of the fair value.

	Accounting value					Fair value
	Fair value through profit or loss	Fair value other comprehensive income	Amortized cost	Financial liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
On December 31, 2020;
Financial assets
Cash and cash equivalents	—	—	2,154,687	—	2,154,687	—	—	—	—
Amounts due from financial institutions	—	—	502,369	—	502,369	—	—	—	—
Compulsory deposits at Banco Central do Brasil	—	—	1,709,729	—	1,709,729	—	—	—	—
Loans and advances to customers	—	—	8,790,057	—	8,790,057	—	—	—	—
Securities	205,239	5,291,914	316,229	—	5,813,382	—	5,497,153	—	5,497,153
Derivative financial assets	27,513	—	—	—	27,513	—	27,513
Other assets	—	—	518,681	—	518,681	—	—	109,216	109,216
Total financial assets	232,752	5,291,914	13,991,753	—	19,516,419	—	5,524,666	109,216	5,606,369
Financial liabilities
Liabilities with financial and similar institutions	—	—	—	1,756,913	1,756,913	—	—	—	—
Liabilities with customers	—	—	—	12,436,632	12,436,632	—	—	—	—
Securities issued	—	—	—	1,729,436	1,729,436	—	—	—	—
Derivative financial liabilities	56,758	—	—	—	56,758	—	56,758	—	56,758
Borrowing and onlending	—	—	—	27,405	27,405	—	—	—	—
Other liabilities	—	—	—	475,420	475,420	—	—	—	—
Total financial liabilities	56,758	—	—	16,425,806	16,482,564	—	56,758	—	56,758

	Accounting value					Fair value
	Fair value through profit or loss	Fair value other comprehensive income	Amortized cost	Financial liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
On December 31, 2019;
Financial assets
Cash and cash equivalents	—	—	3,114,789	—	3,114,789	—	—	—	—
Amounts due from financial institutions	—	—	256,097	—	256,097	—	—	—	—
Compulsory deposits at Banco Central do Brasil	—	—	392,280	—	392,280	—	—	—	—
Loans and advances to customers	—	—	4,777,387	—	4,777,387	—	—	—	—
Securities	705,007	450,087	—	—	1,155,094	—	1,155,094	—	1,155,094
Other assets	—	—	192,054	—	192,054	—	—	—	—
Total financial assets	705,007	450,087	8,732,607	—	9,887,701	—	1,155,094	—	1,155,094
Financial liabilities
Liabilities with financial and similar institutions	—	—	—	1,152,492	1,152,492	—	—	—	—
Liabilities with customers	—	—	—	4,714,439	4,714,439	—	—	—	—
Securities issued	—	—	—	1,719,580	1,719,580	—	—	—	—
Derivative financial liabilities	20,941	—	—		20,941	—	20,941	—	20,941
Borrowing and onlending	—	—	—	29,800	29,800	—	—	—	—
Other liabilities	—	—	—	216,115	216,115	—	—	—	—
Total financial liabilities	20,941	—	—	7,832,426	7,853,367	—	20,941	—	20,941

	Booking value					Fair value
	Fair value through profit or loss	Fair value through comprehensive income	Amortized cost	Financial liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
Balance as of December 31, 2018:
Financial assets
Cash and cash equivalents	—	—	1,546,065	—	1,546,065	—	—	—	—
Amounts due from financial institutions	—	—	151,553	—	151,553	—	—	—	—
Compulsory deposits at Banco Central do Brasil	—	—	90,118	—	90,118	—	—	—	—
Loans and advances to customers	—	—	3,221,638	—	3,221,638	—	—	—	—
Securities	65,842	251,106	—	—	316,948	—	316,948	—	316,948
Other assets	—	—	87,142	—	87,142	—	—	—	—
Total financial assets	65,842	251,106	5,096,516	—	5,413,464	—	—	—	316,948
Financial liabilities
Liabilities with financial and similar institutions	—	—	—	737,425	737,425	—	—	—	—
Liabilities with customers	—	—	—	2,009,938	2,009,938	—	—	—	—
Securities issued	—	—	—	1,763,936	1,763,936	—	—	—	—
Derivative financial liabilities	996	—	—	—	996	—	996	—	996
Loans and onlending	—	—	—	31,988	31,988	—	—	—	—
Other liabilities	—	—	—	113,122	113,122	—	—	—	—
Total financial liabilities	996	—	—	4,656,409	4,657,405	—	996	—	996
The methodology used for the measurement of financial assets and liabilities classified as “Level II” (derivative financial instruments and securities) is the discounted present value technique, using the market rates disclosed by ANBIMA — “Brazilian Association of Financial and Capital Market Entities”, IBGE — “Brazilian Institute of Geography and Statistics” and B3.
During 2020, 2019 and 2018 there were no changes in the measurement method of financial assets and liabilities that entailed reclassification of financial assets and liabilities among the different levels of the fair value hierarchy.
9   Cash and cash equivalents
	12/31/2020	12/31/2019	12/31/2018
Cash and cash equivalents in national currency	474,395	83,391	2,785
Cash and cash equivalents in foreign currency	27,595	10,721	7,694
Reverse repurchase agreements* (90 days)	1,652,697	3,020,677	1,535,587
Total of cash and cash equivalents	2,154,687	3,114,789	1,546,065

*
Refers to operations whose maturity, on the investment date, was equal to or less than 90 days and present an insignificant risk of change in fair value.

a.   Reverse repurchase agreements
Reverse repurchase agreements
	12/31/2020	12/31/2019	12/31/2018
– Financial Treasury Letters (LFT)	412,492	499,996	140,294
– National Treasury Letters (LTN)	1,240,205	2,420,682	108,000
– National Treasury Bond (NTN)	—	99,999	1,287,293
Total Reverse repurchase agreements	1,652,697	3,020,677	1,535,587
10   Derivative financial instruments
Inter is party to derivative contracts to meet its own needs to manage its risk exposure, and to meet its clients’ requests to manage their exposures. These transactions involve swaps and forward derivatives. Inter’s risk management policy is based on the use of derivative financial instruments with the predominant purpose to mitigate the risks pursuant to other transactions made.
a.   Derivative financial instruments — accrued interest, fair value and maturity
	12/31/2020								12/31/2019	12/31/2018
	Amortized cost	Fair value adjustment	Fair value	Up to 3 months	From 3 to 12 months	From 1 to 3 years	From 3 to 5 years	Total	Total	Total
Assets (A) Receivable forward purchase	27,768	(255)	27,513	6,510	21,003	—	—	27,513	—	—
Liabilities (B) (i) Payable adjustment-swap	(56,758)	—	(56,758)	—	(20,767)	(25,392)	(10,598)	(56,758)	(20,941)	(996)
Net effect (A-B)	(28,990)	(255)	(29,245)	6,510	236	(25,392)	(10,598)	(29,245)	(20,941)	(996)
b.   Forward and swap contracts — notional value
	Up to 3 months	From 3 to 12 months	From 1 to 3 years	From 3 to 5 years	Total 12/31/2020	Total 12/31/2019	Total 12/31/2018
Forward contracts – assets	6,980	21,940	—	—	28,920	—	—
Swap contracts – liabilities (c)	—	115,736	132,356	40,500	288,592	526,9l9	50,066
CDI x IPCA	—	50,000	60,000	—	110,000	310,000	—
CDI x IGPM	—	65,736	72,356	40,500	178,592	216,989	50,000
Total	6,980	137,676	132,356	40,500	317,512	526,989	50,060
c.   Basis swap contracts
Inter has a part of its real estate credit portfolio indexed to the General Price Index (IGP-M) of Getúlio Vargas Foundation and part indexed to the National Broad Consumer Price Index (IPCA), whereas the majority of its LCI funding is indexed to the Interbank Deposit (DI) rate.
Aiming at protecting the Group’s revenues from fluctuations in IGP-M and IPCA,swaps were contracted in which the Group pays the variation of IGP-M plus coupon or IPCA plus coupon and receives a certain percentage of the DI rate.
The operations were carried out via Brasil, Bolsa, Balcão (B3) and feature guarantee margin and control by this exchange. On December 31, 2020, the Group had 10 active swap contracts CDI x IGP-M, with total notional of BRL 178,592 (2019: BRL 216,989) (2018: BRL 50,000), and 3 active swap contracts CDI x IPCA, with total notional of BRL 110,000 (2019: BRL 310,000) (2018: BRL 0).

C.   Derivative contracts — swaps
12/31/2020
			Amortized cost		Fair value
Indexes	Contracts	Notional value	Bank	Counterpart	Bank	Counterpart	Gain (loss)
CDI x IGPM	906722276	35,842	38,015	48,365	38,015	47,959	(9,944)
CDI x IGPM	906722594	29,894	31,706	40,400	31,706	39,464	(7,758)
CDI x IGPM	906722608	17,550	18,614	23,790	18,614	23,293	(4,679)
CDI x IGPM	906723043	17,306	18,356	23,484	18,356	23,140	(4,784)
CDI x IGPM	906723159	12,000	12,637	15,832	12,637	15,509	(2,872)
CDI x IGPM	906723160	14,000	14,743	18,540	14,743	18,195	(3,452)
CDI x IGPM	906723161	11,500	12,095	15,199	12,095	14,878	(2,783)
CDI x IGPM	906723162	16,000	16,828	21,199	16,828	20,901	(4,073)
CDI x IGPM	906723163	11,000	11,570	14,589	11,570	14,460	(2,890)
CDI x IGPM	906723164	13,500	14,199	17,934	14,199	17,834	(3,635)
Total CDI x IGPM		178,592	188,763	239,332	188,763	235,633	(46,870)
12/31/2020
			Amortized cost		Fair value
Indexes	Contracts	Notional value	Bank	Counterpart	Bank	Counterpart	Gain (loss)
CDI x IPCA	905638590	50,000	53,293	55,651	53,293	56,358	(3,065)
CDI x IPCA	905638603	10,000	10,659	11,203	10,659	11,698	(1,039)
CDI x IPCA	905638611	50,000	53,293	56,133	53,293	59,076	(5,783)
Total CDI x IPCA		110,000	117,245	122,987	117,245	127,132	(9,887)
Grand total		288,592	306,008	362,319	306,008	362,765	(56,757)
12/31/2019
			Amortized cost		Fair value
Indexes	Contracts	Notional value	Bank	Counterpart	Bank	Counterpart	Gain (loss)
CDI x IGPM	906722276	38,397	39,631	40,589	39,631	41,931	(2,300)
CDI x IGPM	906722594	35,842	36,994	37,900	36,994	38,900	(1,906)
CDI x IGPM	906722608	29,894	30,855	31,628	30,855	33,003	(2,148)
CDI x IGPM	906723043	17,550	18,114	18,589	18,114	19,571	(1,457)
CDI x IGPM	906723159	17,306	17,863	18,338	17,863	19,396	(1,533)
CDI x IGPM	906723160	12,000	12,297	12,389	12,297	12,906	(609)
CDI x IGPM	906723161	14,000	14,347	14,455	14,347	15,083	(736)
CDI x IGPM	906723162	11,500	11,771	11,866	11,771	12,327	(556)
CDI x IGPM	906723163	16,000	16,376	16,522	16,376	17,294	(918)
CDI x IGPM	906723164	11,000	11,259	11,360	11,259	11,951	(692)
CDI x IGPM	906723165	13,500	13,818	13,952	13,818	14,718	(900)
Total CDI x IGPM		216,989	223,325	227,588	223,325	237,080	(13,755)

12/31/2019
			Amortized cost		Fair value
Indexes	Contracts	Notional value	Bank	Counterpart	Bank	Counterpart	Gain (loss)
CDI x IPCA	905638565	80,000	82,978	83,008	82,978	83,004	(26)
CDI x IPCA	905638573	60,000	62,233	61,893	62,233	62,523	(290)
CDI x IPCA	905638581	60,000	62,233	62,044	62,233	63,609	(1,376)
CDI x IPCA	905638590	50,000	51,861	51,776	51,861	53,715	(1,854)
CDI x IPCA	905638603	10,000	10,372	10,382	10,372	10,914	(542)
CDI x IPCA	905638611	50,000	51,861	51,955	51,861	54,959	(3,098)
Total CDI x IPCA		310,000	321,538	321,058	321,538	328,724	(7,186)
Grand total		526,989	544,863	548,646	544,863	565,804	(20,941)
12/31/2018
			Amortized cost		Fair value
Indexes	Contracts	Notional value	Bank	Counterpart	Bank	Counterpart	Gain (loss)
CDI x IGP-M	60421339	50,000	63,941	65,647	63,941	64,937	(996)
Total CDI x IGPM		50,000	63,941	65,647	63,941	64,937	(996)
d.    Hedge accounting
The Group applies fair value hedge accounting for certain of its loans and advances to customers, made in compliance with IAS 39 — Financial Instruments.
The Group’s swaps are classified as hedging instruments in a Fair Value Hedge hedging the risks related to a portion of the real estate portfolio which is indexed to inflation rates. The hedged contracts from the real estate portfolio are measured at fair value in relation to the specific risk being hedged.
11   Amounts due from financial institutions and compulsory deposits at Banco Central do Brasil
a.   Breakdown of amounts due from financial institutions:
	12/31/2020	12/31/2019	12/31/2018
Receivable commissions and bonus	—	2,980	1,250
Interbank deposit investment	502,347	229,088	150,300
Interbank onlendings	22	24,029	3
Total	502,369	256,097	151,553
b.   Compulsory deposits Banco Central do Brasil:
Compulsory deposits Banco Central do Brasil are minimum balances that the Group must maintain at the Central Bank of Brazil based on a percentage of deposits received from third parties.

12   Loans and advances to customers
a.   Breakdown of balance of loans and advances to customers
	12/31/2020
	Gross balance	Loss on impairment	Accounting balance
Payroll Card	67,732	(5,890)	61,842
Credit card	1,904,642	(163,993)	1,740,649
Overdraft Protection Agreement	20,193	(645)	19,548
Checking account overdraft	14,230	(455)	13,775
Payroll loans and personal credit	1,551,399	(38,900)	1,512,499
Business loans	1,582,869	(5,803)	1,577,066
Real estate loans	3,471,356	(60,994)	3,410,362
Rural loans	177,637	(5,675)	171,962
Total	8,790,058	(282,355)	8,507,703
	12/31/2019
	Gross balance	Loss on impairment	Accounting balance
Payroll Card	80,409	(2,385)	78,024
Credit Card	783,544	(120,808)	662,736
Overdraft Protection Agreement	—	—	—
Checking account overdraft	—	—	—
Payroll loans and personal credit	921,977	(30,469)	891,508
Business loans	472,304	(10,133)	462,171
Real estate loans	2,519,153	(51,768)	2,467,385
Rural loans	—	—	—
Total	4,777,387	(215,563)	4,561,824
	12/31/2018
	Gross balance	Loss on impairment	Accounting balance
Payroll Card	93,933	(5,702)	88,231
Credit card	325,517	(44,111)	281,406
Payroll loans and personal credit	717,905	(26,177)	691,728
Business loans	255,674	(1,169)	254,505
Real estate loans	1,948,018	(42,250)	1,905,768
Total	3,341,047	(119,409)	3,221,638

a.1    Analysis of changes in expected losses by stage
Changes in expected losses are presented as follows:
Stage 1	Opening Balance on 01/01/2020	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Payments	Write-off for loss	Constitution (Reversal)	End balance on 12/31/2020
Payroll Card	448	(2)	(16)	—	5	(34)	(2)	2,513	2,911
Credit card	57,462	(566)	(6,284)	2,195	6,174	(8,929)	(2,797)	56,439	103,694
Overdraft protection agreement	9	—	—	46	85	—	—	505	645
Check Account	47	—	(12)	10	159	—	(33)	164	334
Payroll loans and personal credit	9,654	(192)	(341)	41	166	(4,616)	(66)	11,659	16,306
Business loans	2,450	(1)	(7)	—	—	(1,875)	(43)	5,154	5,679
Real estate loans	14,735	(1,786)	(513)	8,258	2,810	(3,201)	(33)	14,628	34,897
Rural loans	—	—	—	—	—	—	—	5,675	5,675
	84,805	(2,546)	(7,174)	10,550	9,399	(18,655)	(2,973)	96,736	170,141
Stage 2	Opening Balance on 01/01/2020	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Payments	Write-off for loss	Constitution (Reversal)	End balance on 12/31/2020
Payroll Card	26	—	—	2	—	(4)	(21)	34	36
Credit card	10,297	(2,195)	(283)	566	—	(2,229)	(5,578)	4,331	4,909
Overdraft protection agreement	46	(46)	—	—	—	—	—	—	—
Check Account	296	(10)	(30)	—	20	—	(254)	(15)	6
Payroll loans and personal credit	1,169	(41)	(195)	192	62	(353)	(377)	3,933	4,390
Business loans	191	—	(0)	1	—	(111)	(50)	(27)	4
Real estate loans	20,417	(8,258)	(1,774)	1,786	1,163	(4,611)	(439)	2,564	10,848
Rural loans	—	—	—	—	—	—	—	—	—
	32,443	(10,550)	(2,283)	2,546	1,245	(7,308)	(6,718)	10,820	20,195

Stage 3	Opening Balance on 01/01/2020	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Payments	Write-off for loss	Constitution (Reversal)	End balance on 12/31/2020
Payroll Card	1,911	(5)	—	16	—	(218)	(1,683)	2,922	2,943
Credit card	53,050	(6,174)	—	6,284	283	(9,950)	(36,921)	48,816	55,389
Overdraft protection agreement	85	(85)	—	—	—	—	—	—	—
Check Account	3,712	(159)	(20)	12	30	—	(3,049)	(413)	114
Payroll loans and personal credit	19,591	(166)	(62)	341	195	(2,431)	(14,944)	15,680	18,205
Business loans	3,316	—	—	7	—	(820)	(2,493)	231	241
Real estate loans	16,651	(2,810)	(1,163)	513	1,774	(7,307)	(3,642)	11,112	15,127
Rural loans	—	—	—	—	—	—	—	—	—
	98,316	(9,399)	(1,245)	7,174	2,283	(20,726)	(62,732)	78,348	92,018
Consolidated	Opening Balance on 01/01/2020	Completed contracts – Payments	Write-off for loss	Constitution (Reversal)	End balance on 12/31/2020
Payroll Card	2,385	(256)	(1,707)	5,468	5,890
Credit card	120,808	(21,107)	(45,295)	109,587	163,993
Overdraft protection agreement	140	—	—	505	645
Check Account	4,055	—	(3,336)	(264)	455
Payroll loans and personal credit	30,415	(7,401)	(15,386)	31,273	38,900
Business loans	5,957	(2,806)	(2,586)	5,358	5,924
Real estate loans	51,803	(15,119)	(4,114)	28,303	60,872
Rural loans	—	—	—	5,675	5,675
	215,563	(46,689)	(72,423)	185,904	282,355
Stage 1	Opening balance on 1/1/2019	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Payments	Write-off for loss	Constitution (Reversal)	End balance on 12/31/2019
Payroll card	1,425	—	—	—	—	(1,425)	—	448	448
Credit card	19,864	(568)	(3,335)	864	—	(1,856)	(37)	42,531	57,463
Business loans	937	—	(8)	27	—	(504)	—	2,042	2,494
Real estate loans	13,139	(1,622)	(478)	5,389	1,071	(1,892)	—	(907)	14,699
Payroll loans and personal credit	9,199	(120)	(266)	515	101	(3,656)	(162)	4,091	9,701
	44,564	(2,310)	(4,088)	6,795	1,172	(9,333)	(199)	48,204	84,805

Stage 2	Opening balance on 1/1/2019	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Payments	Write-off for loss	Constitution (Reversal)	End balance on 12/31/2019
Payroll card	1,263	—	—	—	—	(1,259)	—	26	30
Credit card	5,286	(864)	(889)	568	—	(439)	(2,995)	9,629	10,296
Business loans	33	(27)	—	—	—	(4)	(2)	533	533
Real estate loans	17,245	(5,389)	(2,860)	1,622	1,395	(3,692)	—	12,095	20,417
Payroll loans and personal credit	4,617	(515)	(615)	120	111	(942)	(1,205)	(400)	1,172
	28,444	(6,795)	(4,364)	2,310	1,506	(6,335)	(4,201)	21,883	32,448
Stage 3	Opening balance on 1/1/2019	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Payments	Write-off for loss	Constitution (Reversal)	End balance on 12/31/2019
Payroll card	3,014	—	—	—	—	(3,015)	—	1,911	1,911
Credit card	18,961	—	—	3,335	889	(1,703)	(17,256)	48,823	53,049
Business loans	199	—	—	8	—	(110)	(93)	7,099	7,104
Real estate loans	11,866	(1,071)	(1,395)	478	2,860	(6,450)	(1,264)	11,626	16,650
Payroll loans and personal credit	12,361	(101)	(111)	266	615	(1,618)	(7,943)	16,126	19,595
	46,401	(1,172)	(1,506)	4,088	4,364	(12,895)	(26,555)	85,585	98,309
Consolidated	Opening balance on 1/1/2019	Completed contracts – Payments	Write-off for loss	Constitution (Reversal)	End balance on 12/31/2019
Payroll card	5,702	(5,698)	—	2,385	2,389
Credit card	44,111	(3,998)	(20,287)	100,982	120,809
Business loans	1,169	(618)	(94)	9,674	10,131
Real estate loans	42,250	(12,034)	(1,264)	22,814	51,767
Payroll loans and personal credit	26,177	(6,216)	(9,310)	19,817	30,468
	119,409	(28,563)	(30,956)	155,673	215,563
Stage 1	Opening balance as of 01/01/2018	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Payments	Write-off for loss	Constitution (Reversal)	Balance as of 12/31/2018
Payroll card	2,502	(95)	(192)	16	4	(54)	(21)	(735)	1,425
Credit card	10,275	(345)	(973)	148	2	(890)	(17)	11,664	19,864
Business loans	1,192	(44)	(4)	—	—	(390)	(1)	184	937
Real estate loans	9,102	(1,264)	(438)	3,987	1,059	(1,179)	—	1,872	13,139
Payroll loans and personal credit	8,724	(127)	(211)	93	150	(2,290)	(127)	2,987	9,199
	31,795	(1,875)	(1,818)	4,244	1,215	(4,803)	(166)	15,972	44,564

Stage 2	Opening balance as of 01/01/2018	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Payments	Write-off for loss	Constitution (Reversal)	Balance as of 12/31/2018
Payroll card	181	(16)	(83)	95	6	(9)	(26)	1,115	1,263
Credit card	870	(148)	(134)	345	—	(122)	(439)	4,914	5,286
Business loans	19	—	—	44	—	(18)	—	(12)	33
Real estate loans	13,607	(3,987)	(2,347)	1,264	892	(2,719)	—	10,535	17,245
Payroll loans and personal credit	4,711	(93)	(797)	127	34	(1,065)	(1,000)	2,700	4,617
	19,388	(4,244)	(3,361)	1,875	932	(3,933)	(1,465)	19,252	28,444
Stage 3	Opening balance as of 01/01/2018	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Payments	Write-off for loss	Constitution (Reversal)	Balance as of 12/131/2018
Payroll card	3,204	(4)	(6)	192	83	(829)	(2,365)	2,739	3,014
Credit card	3,960	(2)	—	973	134	(370)	(3,589)	17,855	18,961
Business loans	1,518	—	—	4	—	(979)	(540)	196	199
Real estate loans	11,626	(1,059)	(892)	438	2,347	(6,898)	(726)	7,030	11,866
Payroll loans and personal credit	13,362	(150)	(34)	211	797	(1,955)	(7,734)	7,864	12,361
	33,670	(1,215)	(932)	1,818	3,361	(11,031)	(14,954)	35,684	46,401
Consolidated	Opening balance as of 01/01/2018	Completed contracts – Payments	Write-off for loss	Constitution (Reversal)	Balance as of 12/31/2018
Payroll card	5,887	(892)	(2,412)	3,119	5,702
Credit card	15,105	(1,382)	(4,045)	34,433	44,111
Business loans	2,729	(1,387)	(541)	368	1,169
Real estate loans	34,335	(10,796)	(726)	19,437	42,250
Payroll loans and personal credit	26,797	(5,319)	(8,861)	13,551	26,177
	84,853	(19,767)	(16,585)	70,908	119,409
b.   Analysis of the change in the gross value of loans and advances to customers by stage
Stage 1	Opening balance on 01/01/2020	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Settlements	Write-off for loss	New loans and interest accrued	End balance on 12/31/2020
Payroll Card	77,089	(444)	(2,433)	40	10	(6,590)	(212)	(3,347)	64,113
Credit card	683,629	(4,201)	(42,212)	5,113	8,508	(162,026)	(9,234)	1,294,294	1,773,870
Overdraft protection agreement	1,434	—	—	816	200	—	—	17,742	20,193
Check Account	6,566	—	(1,536)	324	452	—	(4,892)	9,543	10,457
Payroll loans and personal credit	875,451	(14,721)	(19,221)	913	263	(540,865)	(2,450)	1,179,535	1,478,905
Business loans	435,982	(109)	(1,637)	—	—	(349,762)	(735)	1,495,645	1,579,384
Real estate loan	2,146,634	(89,342)	(47,101)	114,130	20,051	(441,402)	(1,951)	1,485,924	3,186,942
Rural loans	—	—	—	—	—	—	—	177,637	177,637
	4,226,785	(108,816)	(114,141)	121,336	29,484	(1,500,646)	(19,475)	5,656,973	8,291,501

Stage 2	Opening balance on 01/01/2020	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Settlements	Write-off for loss	New loans and interest accrued	End balance on 12/31/2020
Payroll Card	821	(40)	(5)	444	1	(96)	(680)	13	457
Credit card	26,814	(5,113)	(623)	4,201	—	(5,949)	(15,108)	15,781	20,002
Overdraft protection agreement	816	(816)	—	—	—	—	—	—	—
Check Account	5,147	(324)	(784)	—	39	—	(4,008)	132	203
Payroll loans and personal credit	17,739	(913)	(2,468)	14,721	93	(6,808)	(4,159)	13,851	32,058
Business loans	3,026	—	(1)	109	—	(2,219)	(499)	882	1,298
Real estate loan	276,208	(114,130)	(26,501)	89,342	7,740	(63,011)	(5,901)	21,334	185,080
Rural loans	—	—	—	—	—	—	—	—	—
	330,572	(121,336)	(30,382)	108,816	7,873	(78,083)	(30,354)	51,992	239,098
Stage 3	Opening balance on 01/01/2020	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Settlements	Write-off for loss	New loans and interest accrued	End balance on 12/31/2020
Payroll Card	2,499	(10)	(1)	2,433	5	(271)	(2,211)	717	3,162
Credit cad	73,101	(8,508)	—	42,212	623	(13,709)	(50,878)	67,927	110,768
Overdraft protection agreement	200	(200)	—	—	—	—	—	—	—
Check Account	7,892	(452)	(39)	1,536	784	—	(6,283)	135	3,572
Payroll loans and personal credit	28,685	(263)	(93)	19,221	2,468	(3,950)	(21,357)	15,725	40,437
Business loans	4,417	—	—	1,637	1	(1,750)	(2,660)	542	2,187
Real estate loan	103,236	(20,051)	(7,740)	47,101	26,501	(43,440)	(19,979)	13,704	99,333
Rural loans	—	—	—	—	—	—	—	—	—
	220,030	(29,484)	(7,873)	114,141	30,382	(63,120)	(103,368)	98,750	259,459
Consolidated	Opening balance on 01/01/2020	Completed contracts – Settlements	Write-off for loss	New loans and interest accrued	End balance on 12/31/2020
Payroll Card	80,409	(6,957)	(3,103)	(2,616)	67,732
Credit card	783,544	(181,685)	(75,218)	1,378,001	1,904,642
Overdraft protection agreement	2,451	—	—	17,742	20,193
Check Account	19,605	—	(15,183)	9,810	14,231
Payroll loans and personal credit	921,875	(551,622)	(27,966)	1,209,111	1,551,399
Business loans	443,425	(353,731)	(3,894)	1,497,069	1,582,869
Real estate loan	2,526,078	(547,854)	(27,833)	1,520,962	3,471,354
Rural loans	—	—	—	177,637	177,637
	4,777,387	(1,641,849)	(153,197)	5,807,715	8,790,057

Stage 1	Opening balance on 1/1/2019	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Settlements	Write-off for loss	New loans and interest accrued	End balance on 12/31/2019
Payroll Card	87,912	—	—	—	—	(87,912)	—	77,089	77,089
Credit card	278,310	(6,746)	(35,704)	3,402	—	(17,859)	(165)	462,392	683,630
Business loans	250,256	—	(2,941)	3,486	—	(179,407)	(42)	379,468	450,820
Real estate loans	1,626,968	(157,455)	(47,551)	63,635	8,352	(234,857)	—	880,616	2,139,708
Payroll loans and personal credit	679,894	(8,690)	(15,985)	2,068	184	(293,075)	(1,260)	512,402	875,538
	2,923,340	(172,891)	(102,181)	72,591	8,536	(813,110)	(1,467)	2,311,967	4,226,785
Stage 2	Opening balance on 1/1/2019	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Settlements	Write-off for loss	New loans and interest accrued	End balance on 12/31/2019
Payroll Card	1,665	—	—	—	—	(1,665)	—	821	821
Credit card	20,028	(3,402)	(3,710)	6,746	—	(1,783)	(10,740)	19,675	26,814
Business loans	4,694	(3,486)	—	—	—	(965)	(243)	8,988	8,988
Real estate loans	228,490	(63,635)	(35,095)	157,455	10,883	(51,418)	—	29,527	276,207
Payroll loans and personal credit	15,534	(2,068)	(2,033)	8,690	201	(3,606)	(3,117)	4,141	17,742
	270,411	(72,591)	(40,838)	172,891	11,084	(59,437)	(14,100)	63,152	330,572
Stage 3	Opening balance on 1/1/2019	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Settlements	Write-off far loss	New loans and interest accrued	End balance on 12/31/2019
Payroll Card	4,356	—	—	—	—	(4,355)	—	2,498	2,499
Credit card	27,179	—	—	35,704	3,710	(2,441)	(24,733)	33,681	73,100
Business loans	724	—	—	2,941	—	(400)	(326)	9,557	12,496
Real estate loans	92,560	(8,352)	(10,883)	47,551	35,095	(50,311)	(9,861)	7,439	103,238
Payroll loans and personal credit	22,477	(184)	(201)	15,985	2,033	(2,939)	(14,441)	5,967	28,697
	147,296	(8,536)	(11,084)	102,181	40,838	(60,446)	(49,361)	59,142	220,030
Consolidated	Opening balance on 1/1/2019	Completed contracts – Settlements	Write-off for loss	New loans and interest accrued	End balance on 12/31/2019
Payroll Card	93,933	(93,932)	—	80,408	80,409
Credit card	325,517	(22,083)	(35,638)	515,748	783,544
Business loans	255,674	(180,772)	(611)	398,013	472,304
Real estate loans	1,948,018	(336,586)	(9,861)	917,582	2,519,153
Payroll loans and personal credit	717,905	(299,620)	(18,818)	522,510	921,977
	3,341,047	(932,993)	(64,928)	2,434,261	4,777,387

Stage 1	Opening balance on 1/1/2018	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Settlements	Write-off for loss	New loans and interest accrued	End balance on 12/31/2018
Payroll Card	97,581	(1,353)	(2,487)	—	—	—	(4,516)	(1,312)	87,913
Credit card	64,281	(2,245)	2	66	(7,285)	(6,212)	(1,132)	230,835	278,311
Business loans	195,657	(5,543)	(882)	—	—	(105,349)	(307)	166,681	250,257
Real estate loans	1,264,809	49,794	8,262	(113,700)	(40,811)	(181,060)	—	639,675	1,626,969
Payroll loans and personal credit	636,949	—	—	—	—	(638,521)	—	681,466	679,894
	2,259,278	40,653	4,895	(113,635)	(48,095)	(931,142)	(5,955)	1,717,345	2,923,343
Stage 2	Opening balance on 1/1/2018	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Settlements	Write-off for loss	New loans and interest accrued	End balance on 12/31/2018
Payroll Card	26	—	9	1,353	—	(26)	—	304	1,666
Credit card	2,332	(66)	(96)	2,245	—	(300)	(1,844)	17,758	20,028
Business loans	2,990	—	—	5,543	—	(2,930)	(60)	(848)	4,694
Real estate loans	178,017	113,700	(26,322)	(49,794)	6,961	(32,980)	—	38,907	228,490
Payroll loans and personal credit	15,561	—	—	—	—	(15,561)	—	15,535	15,535
	198,926	113,635	(26,409)	(40,653)	6,961	(51,796)	(1,904)	71,655	270,414
Stage 3	Opening balance on 1/1/2018	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Settlements	Write-off for loss	New loans and interest accrued	End balance on 12/31/2018
Payroll Card	4,569	—	—	2,487	(9)	(4,560)	—	1,868	4,355
Credit card	4,627	7,285	—	(2)	96	(4,624)	—	19,797	27,178
Business loans	14,346	—	—	882	—	(12,396)	(1,950)	(159)	723
Real estate loans	91,246	—	(6,961)	(8,262)	26,322	(54,279)	(5,747)	9,430	51,749
Payroll loans and personal credit	28,740	40,811	—	—	—	(28,740)	—	22,475	63,286
	143,528	48,095	(6,961)	(4,895)	26,409	(104,600)	(7,697)	53,411	147,290
Consolidated	Opening balance on 1/1/2018	Completed contracts – Settlements	Write-off for loss	New loans and interest accrued	End balance on 12/31/2018
Payroll Card	102,176	(4,586)	(4,516)	860	93,933
Credit card	71,240	(11,136)	(2,976)	268,390	325,517
Business loans	212,992	(120,675)	(2,317)	165,673	255,674
Real estate loans	1,534,073	(268,319)	(5,747)	688,012	1,948,018
Payroll loans and personal credit	681,251	(682,823)	—	719,476	717,904
	2,601,731	(1,087,539)	(15,556)	1,842,410	3,341,047

13   Securities
a.   Breakdown of securities:
	12/31/2020	12/31/2019	12/31/2018
Fair value through other comprehensive income – FVOCI
Financial Treasury Letters (LFT)	2,675,250	312,288	—
Debentures	98,303	—	—
Certificates of real estate receivables	197,703	116,099	37,241
Real Estate Credit Letters (LCI)	3,656	—	—
Agribusiness Credit Letters (LCA)	1,573	—	—
Investment fund quotas	268,055	—	—
Financial Letters	109,173	—	—
Bank Deposits Certificates	10,609	—	—
Certificate of Agribusiness Receivables	8,289	—	—
National Treasury Bonds (NTN)	1,919,303	—	—
Subtotal	5,291,914	428,387	37,241
Amortized cost
Debentures	297,881	260,344	—
Financial Letters	18,348	—	—
Expected Loss	(759)	—	—
Subtotal	315,470	260,344	—
Fair value through profit or loss – FVTPL
Investment fund quotas	182,209	449,638	65,854
Certificates of real estate receivables	3,061	3,839	—
Certificate of Agribusiness Receivables	265	781	19
Debentures	19,703	5,667	2,071
Financial Treasury Letters (LFT)	—	629	211,763
Bank Deposit Certificates	—	5,076	—
Agribusiness Credit Letters (LCA)	—	593	—
Real Estate Credit Letters (LCI)	—	140	—
Subtotal	205,238	466,363	279,707
Total	5,812,622	1,155,094	316,948
b.   Income from securities
	12/31/2020	12/31/2019	12/31/2018
Income from securities – Interest income – FVOCI	42,442	48,399	—
Income from securities – Fair value gains / losses realized – FVOCI	(49,552)	831	—
Income from securities – Amortized cost interest income	17,149	2,866	—
Net gains from securities – fair value through profit or loss –	2,021	10,422	19,745
Total	12,060	62,518	19,745

c.   Breakdown of the carrying amount of securities by maturity
	12/31/2020
	Up to 3 months	From 3 to 12 months	1 year to 3 years	From 3 to 5 years	Above 5 years	Accounting balance
Securities – FVOCI
Financial Treasury Letters (LFT)	—	36,186	1,277,359	145,314	1,216,391	2,675,250
Debentures	—	5	6,365	61,162	30,771	98,303
Certificates of real estate receivables	—	38,893	3,721	132,333	22,756	197,703
Real Estate Credit Letters (LCI)	2,646	382	628	—	—	3,656
Agribusiness Credit Letters (LCA)	1	14	893	387	278	1,573
Investment Fund Quotas	10,615	42,114	21,502	—	193,824	268,055
Financial Letters	—	—	—	16,937	92,236	109,173
Bank Deposits Certificates	1,456	1,585	3,550	577	3,441	10,609
Certificate of Agribusiness Receivables	—	3,273	3,143	1,319	554	8,289
National Treasury Bonds (NTN)	—	—	—	474	1,918,829	1,919,303
Securities – Amortized cost
Debentures	—	30,458	193,533	73,890	—	297,881
Financial Letters	—	7,207	11,141	—	—	18,348
Securities – FVTPL
Investment fund quotas	182,209	—	—	—	—	182,209
Certificates of real estate receivables	—	983	778	1,300	—	3,061
Certificate of agribusiness receivables	—	—	83	—	182	265
Debentures	—	256	1,306	2,963	15,178	19,703
Total securities	196,927	161,356	1,524,002	436,656	3,494,440	5,813,381
	12/31/2019
	Up to 3 months	From 3 to 12 months	1 year to 3 years	From 3 to 5 years	Above 5 years	Accounting balance
Securities – FVOCI
Financial Treasury Letters (LFT)	—	52,140	189,957	70,191	—	312,288
Certificates of real estate receivables	—	264	—	98,716	17,119	116,099
Securities – Amortized cost
Debentures	—	11,740	88,195	160,409	—	260,344
Securities – FVTPL
Investment fund quotas	433,980	—	15,658	—	—	449,638
Financial Treasury Letters (LFT)	629	—	—	—	—	629
Real Estate Credit Letters (LCI)	140	—	—	—	—	140
Certificates of real estate receivables	3,839	—	—	—	—	3,839
Certificate of agribusiness receivables	781	—	—	—	—	781
Bank Deposits Certificates	4,371	—	—	—	—	5,076
Debentures	6,372	—	—	—	—	5,677
Agribusiness Credit Letters (LCA)	593	—	—	—	—	593
Total securities	450,705	64,144	293,810	329,316	17,119	1,155,094

	12/31/2018
	Up to 3 months	1 year to 3 years	From 3 to 5 years	Over 5 years	Book balance	Amount for Comparison
Securities – FVOCI
Certificates of real estate receivables	—	6	37,235	—	37,241	37,241
Securities – FVTPL
Treasury Bills	—	82,445	127,975	1,343	211,763	211,763
Certificate of agribusiness receivables	—	—	19	—	19	19
Debentures	—	—	380	1,691	2,071	2,071
investment fund quotas	65,854	—	—	—	65,854	65,854
Total securities	65,854	82,451	165,609	3,034	316,948	316,948
14   Property and equipment
a.   Breakdown of Property and equipment:
	Annual depreciation rate	12/31/2020			12/31/2019			12/31/2018
		Historical Cost	Accumulated Depreciation	Carrying Amount	Historical Cost	Accumulated Depreciation	Carrying Amount	Historical Cost	Accumulated Depreciation	Carrying Amount
Buildings	4%	21,969	(14,502)	7,467	5,464	(112)	5,352	—	—	—
Furniture and Equipment	10%	10,219	(74)	10,145	18,958	(4,447)	14,511	13,486	(2,698)	10,788
Data processing systems	20%	12,348	(60)	12,288	9,598	(6,997)	2,601	9,031	(5,989)	3,042
Right of use asset – buildings	38%	109,264	(1,318)	107,946	69,393	(1,510)	67,883	—	—	—
Right of use asset – Equipments	38%	—	—	—	3,404	(1,900)	1,504	—	—	—
Total		153,800	(15,954)	137,846	106,817	(14,966)	91,851	22,517	(8,687)	13,830
b.   Changes in Property and equipment:
	Balance on 12/31/2019	Addition	Transfer	Write-offs	Balance on 12/31/2020
Buildings	5,464	6,273	11106	(874)	21,969
Furniture and Equipment	18,958	5,103	(11,106)	(2,736)	10,219
Data processing systems	9,598	5,051	—	(2,301)	12,348
Right of use asset – buildings	69,393	39,871	—	—	109,264
Right of use asset – Equipments	3,404	—	—	(3,404)	—
Total – historical cost	106,817	56,298	—	(9,315)	153,800
Fixed Assets – accumulated depreciation
Buildings	(112)	(2,805)	(11,585)	—	(14,502)
Furniture and Equipment	(4,447)	(162)	4,535	—	(74)
Data processing systems	(6,997)	(113)	7,050	—	(60)
Right of use asset – buildings	(1,510)	—	—	192	(1,318)
Right of use asset – Equipments	(1,900)	—	—	1,900	—
Total – accumulated depreciation	(14,966)	(3,080)	—	2,092	(15,954)
Total – carrying amount	91,851	53,218	—	(7,223)	137,846

	Balance on 12/31/2018	Initial adoption of IFRS 16	Adjusted balance on 1/1/2019	Addition	Write-offs	Balance on 12/31/2019
Buildings	—	—	—	5,464	—	5,464
Furniture and Equipment	13,486	—	13,486	5,472	—	18,958
Data processing systems	9,031	—	9,031	567	—	9,598
Right of use asset – buildings	—	69,393	69,393	—	—	69,393
Right of use asset – Equipments	—	3,404	3,404	—	—	3,404
Total – historical cost	22,517	72,797	95,314	11,503	—	106,817
Fixed Assets – accumulated depreciation
Buildings	—	—	—	(112)	—	(112)
Furniture and Equipment	(2,698)	—	(2,698)	(1,749)	—	(4,447)
Data processing systems	(5,989)	—	(5,989)	(1,008)	—	(6,997)
Right of use asset – buildings	—	(1,510)	(1,510)	—	—	(1,510)
Right of use asset – Equipments	—	(1,900)	(1,900)	—	—	(1,900)
Total – accumulated depreciation	(8,687)	(3,410)	(12,097)	(2,869)	—	(14,966)
Total – carrying amount	13,830	69,387	83,217	8,634	—	91,851
	Balance on 01/01/2018	Additions	Write-offs	Balance on 12/31/2018
Furniture and equipment	5,820	7,794	(128)	13,486
Data processing systems	7,123	1,908	—	9,031
Total – historical cost	12,943	9,702	(128)	22,517
Fixed Assets – accumulated depreciation
Furniture and equipment	(2,084)	(614)	—	(2,698)
Data processing systems	(5,323)	(666)	—	(5,989)
Property and Equipment – accumulated depreciation	(7,407)	(1,280)	—	(8,687)
Total – carrying amount	5,536	8,422	(128)	13,830
The Group does not have any property and equipment pledged as collateral.
15   Intangible assets
a.   Breakdown of intangible assets
	Annual amortization rate	12/31/2020			12/31/2019			12/31/2018
		Historical Cost	Accumulated Amortization	Carrying Amount	Historical Cost	Accumulated Amortization	Carrying Amount	Historical Cost	Accumulated Amortization	Carrying Amount
License of Use	20%	73,379	(43,890)	29,489	15,503	(11,338)	4,165	6,301	(1,180)	5,121
Software	20%	—	—	—	4,235	(242)	3,993	385	(186)	199
Development costs	10%	74,407	(5,263)	69,144	—	—	—	21,099	—	21,099
Customer portfolio	20%	9,341	(1,630)	7,711	—	—	—	—	—	—
Goodwill		38,963	—	38,963	—	—	—	—	—	—
Intangible in progress		79,209	—	79,209	71,090	—	71,090	—	—	—
Total Intangible		275,298	(50,783)	224,516	90,828	(11,580)	79,248	27,785	(1,366)	26,419

b.   Changes in intangible assets
	12/31/2019	Addition	Write-offs	Transfer	Amortization	12/31/2020
License of Use	8,158	55,202	(1,561)	—	(32,310)	29,489
Development costs	—	—	—	74,407	(5,263)	69,144
Customer portfolio	—	9,341	—	—	(1,630)	7,711
Goodwill	—	38,963	—	—	—	38,963
Intangible in progress	71,090	94,428	(11,902)	(74,407)	—	79,209
Total intangible	79,248	197,934	(13,463)	—	(39,203)	224,516
	12/31/2018	Addition	Write-offs	Transfer	Amortization	12/31/2019
License of Use	5,121	9,202	—	—	(10,158)	4,165
Software	199	3,850	—	—	(56)	3,993
Intangible in progress	21,099	49,991	—	—	—	71,090
Total intangible	26,419	63,043	—	—	(10,214)	79,248
	12/31/2017	Addition	Write-offs	Transfer	Amortization	12/31/2018
License of Use	958	5,326	—	—	(1,163)	5,121
Software	—	385	—	—	(186)	199
Intangible in progress	—	21,099	—	—	—	21,099
Total intangible	958	26,810	—	—	(1,349)	26,419
16   Non-current assets held-for-sale
	12/31/2020	12/31/2019	12/31/2018
Real Estate	129,668	135,772	88,359
Impairment	(9,739)	(14,140)	(9,845)
Total	119,929	121,632	78,514
The balance of non-current assets held-for-sale comprises assets originally received as collateral for loans and advances to customers, which were repossessed. Non-current assets held-for-sale are normally sold at auctions, which usually occur within one year.
17   Other assets
	12/31/2020	12/31/2019	12/31/2018
Amount receivable from the sale of investments(a)	109,216	—	—
Receivable commissions and bonus(b)	100,509	20,654	10,507
Prepaid expenses	74,140	47,130	41,314
Pending settlements(c)	67,926	7,806	4,203
Other Amounts	45,714	17,662	7,532
Early settlement of credit operations	39,724	52,395	59,383
Sundry debtors	24,580	9,655	3,046
Agreements on sales of properties receivable	24,542	33,988	—
Tax and contributions to be offset against future amounts payable	21,960	1,472	568
Advanced Payment to Third Parties	10,370	1,258	1,722
Cheques receivable	—	—	734
Exchange Portfolio	—	34	15
Total	518,681	192,054	129,024

(a)
Amounts receivable from the sale of investments: consists substantially of amounts relating to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”), to Wiz Soluções e Corretagem de Seguros S.A. (“Wiz”) on May 8, 2019. The purchase and sale contract included cash consideration of BRL 45,000 and contingent consideration to be paid based on Inter Seguros’ EBITDA in 2020, 2021, 2023 and 2024. See note 25g.

(b)
Commissions and bonuses receivable: refer, substantially, to the bonus receivable from the business contract signed with Mastercard.

(c)
Pending settlements: Refer to: securities intermediation (brokerage) of client transactions in the amount of BRL 15,696 (2019: BRL 4,427; 2018: BRL 2,632), other amounts BRL 2,832 (2019: BRL 1,246; 2018: BRL 741), amounts to process cards in the amount of BRL 49,399 (2019: BRL 1,395; 2018: BRL 830).

18   Liabilities with financial and similar institutions
a.   Breakdown of liabilities with financial and similar institutions
	12/31/2020	12/31/2019	12/31/2018
Time deposits	—	332,242	446,963
Payables with credit card network	1,654,039	640,610	259,318
Interdependent relations	—	1,149	440
Securities sold under agreements to repurchase	102,874	178,491	30,704
Total liabilities with financial and similar institutions	1,756,913	1,152,492	737,425
19   Liabilities with customers
a.   Breakdown of liabilities with customers
	12/31/2020	12/31/2019	12/31/2018
Demand deposits	6,713,351	2,094,127	677,825
Time deposits	4,771,204	2,259,047	1,192,899
Savings deposits	887,666	307,098	73,778
Creditors by funds to release	64,410	54,167	65,437
Total liabilities with customers	12,436,632	4,714,439	2,009,938
20   Securities issued
a.   Breakdown of securities issued
	12/31/2020	12/31/2019	12/31/2018
Agribusiness credit bils (LCAs)	—	—	20,115
Financial bills (LFs)	—	11,186	12,390
Real estate credit bills (LCIs)	1,729,436	1,695,690	1,719,428
Real estate secured bonds (LIGs)	—	12,704	12,003
Total securities issued	1,729,436	1,719,580	1,763,936

21   Borrowing and onlending
They refer to real estate loan financing onlending operations with Caixa Econômica Federal (CEF), with rates ranging from 4.5% to 6% p.a.
	12/31/2020	12/31/2019	12/31/2018
Onlending obligations – CEF	27,405	29,800	31,988
Total borrowing and onlending	27,405	29,800	31,988
22   Tax liabilities
	12/31/2020	12/31/2019	12/31/2018
Income tax and social contribution	9,947	4,725	3,461
Tax on financial transactions	1,427	3,630	1,221
PIS/COFINS	7,505	4,058	2,540
INSS/FGTS	7,229	4,455	2,444
Other taxes	4,163	1,334	647
Total current taxes	30,271	18,202	10,313
23   Provisions
	12/31/2020	12/31/2019	12/31/2018
Provisions for legal and administrative proceedings	20,613	18,516	19,086
Provision for expected credit losses on loan commitments	3,024	3,539	3,891
	23,637	22,055	22,977
Provision for expected credit losses on loan commitments
The Group has expected credit losses for financial assets that include both a drawndown component and a loan commitment component not yet used. To the extent that the combined value of expected credit losses exceeds the gross carrying amount of the financial asset, the remaining balance is shown as a provision.
Provisions for legal and administrative proceedings
a.   Contingent assets
Inter and its subsidiaries figure as plaintiffs in judicial proceedings seeking to recover non-performing customers loans. They mostly involve executions of judicial and extrajudicial instruments (Bank Credit Notes) issued in working capital and factoring transactions. Generally, in cases where there is a request for judicial recovery or bankruptcy of debtors, Inter and its subsidiaries include their receivables in these proceedings whilst continuing to try and collect from the guarantors. Finally, in operations where there are property liens, Inter and its subsidiaries take the ownership of such property if there is customer default (extrajudicial procedure pursuant to Law No. 9.514/97).
b.   Provisions
Inter and its subsidiaries, in the normal course of their activities, are parties to tax, social security, labor and civil lawsuits. The respective provisions were made taking into account the laws in force, the opinion of legal advisors, the nature and complexity of the cases, case law, past loss experience and other criteria that allow the most adequate estimate possible.
(i) Labor lawsuits
These are lawsuits filed by employees and former employees, seeking to obtain indemnities of a labor nature. Amounts provisioned are related to processes in which alleged labor rights are discussed, such as overtime and salary equalization. On an individual basis, amounts provided for labor lawsuits are not significant.

(ii) Civil lawsuits
The majority of lawsuits refer to indemnities for material and moral damages related to the Group’s products, such as payroll deductible loans, in addition to declaratory and remedial actions, compliance with the limit of a 30% deduction from a borrower’s salary, presentation of documents and adjustment actions.
c.   Change in provisions for legal and administrative proceedings
	Tax	Labor	Civil	Total
Beginning Balance on 01/01/2020	957	3,678	13,881	18,516
(+) Consitution / increase in provision	59	1,492	13,729	15,280
(-) payment	—	(1,997)	(11,186)	(13,183)
End balance on 12/31/2020	1,016	3,173	16,424	20,613
	Tax	Labor	Civil	Total
Beginning Balance on 1/1/2019	915	3,945	14,226	19,086
(+) Consitution / increase in provision	42	1,893	6,492	8,427
(-) payment	—	(2,160)	(6,837)	(8,997)
End balance on 12/31/2019	957	3,678	13,881	18,516
	Tax	Labor	Civil	Total
Beginning Balance on 1/1/2018	853	2,935	9,953	13,741
(+) Consitution / increase in provision	62	2,696	13,079	15,837
(-) payment		(1,686)	(8,806)	(10,492)
End balance on 12/31/2018	915	3,945	14,226	19,086
d.   Contingent liabilities with possible losses
(i)   Tax contingent liabilities classified as possible losses
i)   Income tax and social contribution
On August 30, 2013, a tax assessment notice was issued (referring to some expenses considered as non-deductible) requiring the payment of amounts of income tax and social contribution related to the calendar years 2008 to 2009, plus an official fine of 150% and interest on late payment, in addition to the application of an isolated fine of 50% on the indications of income tax and social contribution. The values were as follows:
12/31/2020				12/31/2019				12/31/2018
Principal	Fine	Interest	Total	Principal	Fine	Interest	Total	Principal	Fine	Interest	Total
10,300	19,892	23,082	53,274	10,300	19,892	22,939	53,131	10,300	19,892	20,413	50,605
The Group evaluated the likelihood of loss as possible.
ii)   COFINS
Inter is discussing in court its COFINS obligations from the period between 1999 and 2008, due to the Federal Revenue Service ‘s understanding that financial revenues should be included in the calculation basis of the referred contribution. Inter has a decision of the Federal Supreme Court, dated December 19, 2005, granting the right to pay COFINS based only on the revenue from services rendered, instead of the total revenue which would include financial revenues. During the period from 1999 to 2006, Inter made a judicial deposit and/or made the payment of the obligation. In 2006, upon a favorable decision of the Federal Supreme Court and express agreement of the Federal Revenue Service, Inter’s judicial deposit was released.

In addition, the authorization of the use of credits, for amounts previously overpaid, against current obligations was ratified without challenge by Federal Revenue Service, on May 11, 2006.
The following table shows the related processes and the value being claimed:
	12/31/2020				12/31/2019				12/31/2018
Note	Principal	Fine	Interest	Total	Principal	Fine	Interest	Total	Principal	Fine	Interest	Total
(i)	1,254	251	2,553	4,058	1,254	251	2,516	4,021	1,254	251	2,442	3,947
(ii)	3,496	699	4,678	8,873	3,496	699	4,576	8,771	3,496	699	4,369	8,564
(iii)	10,027	14,889	—	24,918	10,027	—	14,563	24,590	10,027	14,889	—	24,916
(iv)	11,212	8,409	13,803	33,423	11,212	8,409	13,228	32,849	11,212	8,409	12,068	31,689
(v)	1,367	273	783	2,424	1,367	273	743	2,384	1,367	273	662	2,303
(vi)	—	688	159	848	—	688	139	827	—	688	99	787
(vii)	8,586	6,439	6,846	21,871	8,804	6,603	6,567	21,975	8,586	6,439	5,655	20,680
(viii)	9,310	6,982	5,797	22,090	9,310	6,982	5,320	21,612	9,310	6,982	6,982	23,274

(i)
On July 2, 2010, the Federal Revenue Service, contrary to a decision of the Federal Supreme Court, which was final and unappealable, as specified in above, filed an administrative proceeding claiming the amounts of judicial deposits related to COFINS previously made by Inter.

On October 5, 2010, an injunction was granted demanding that the defense presented in the Administrative Proceeding files be heard within the hierarchical appeal process as well as suspending the demand for payment.
(ii)
On July 14, 2010, the Federal Revenue Service filed an administrative proceeding charging the amounts of return/compensation claims paid in excess of COFINS raised by Inter.

After Inter filed an Expression of Dissatisfaction, the Administrative Council of Tax Appeals determined the suspension of the administrative process until the judgment at the Federal Supreme Court.
(iii)
On November 11, 2010, tax assessment notices were drawn up claiming amounts due of PIS and COFINS, plus a fine of 75% and interest on arrears in the period from March 2006 to December 2008. Such contribution collections were considered insufficient.

After Inter filed an Expression of Dissatisfaction, the Administrative Council of Tax Appeals determined the suspension of the administrative process until the judgment at the Federal Supreme Court.
(iv)
On December 15, 2014, a tax assessment notice was issued claiming amounts due of COFINS due to alleged underpayment in the period from January 2010 to December 2011, plus a fine of 75% and interest on arrears.

(v)
On October 9, 2015, Inter was notified of the decision to dismiss its right to offset tax payables in January and February 2014 with the COFINs credits arising from past payments considered undue by Inter, carried out for COFINS.

On November 3, 2015, Inter filed an Expression of Dissatisfaction, which answer is pending.
(vi)
On January 24, 2017, Inter was notified about a tax assessment notice claiming an isolated fine of 50% on the amount of the tax payable whose offset was not approved in administrative proceeding no. 10680.723654/2015-41.

(vii)
On April 5, 2017, Inter was notified about a tax assessment notice claiming amounts of COFINS due, plus an ex-office fine of 75% and interest in arrears, on the allegation that Inter, in the calendar year 2013, underpaid due to the non-inclusion of “financial income” in the calculation basis.

On March, 26, 2019, Inter’s voluntary appeal was distributed to the 1st Ordinary Class of the 2nd Chamber of the 3rd Judicial Section of CARF (“Administrative Board of Tax Appeals”). It is expected the appeal to be included in the list of CARF judgments.
(viii)
On October 31, 2018, Inter was notified about the tax assessment notice claiming amounts of COFINs due, plus an ex-office fine of 75% and interest in arrears, on the allegation that Inter, in the calendar year 2014, underpaid due to the non-inclusion of “financial income” in the calculation basis. Inter is awaiting the judgment of the challenge it has presented.

e.   Financial guarantees
The total amount that the Group could be required to pay under commitments under sureties provided are as follows:
	12/31/2020	12/31/2019	12/31/2018
Given guarantees	127	5,318	377
Total financial guarantees	127	5,318	377
24   Other liabilities
	31/12/2020	31/12/2019	31/12/2018
Provision for creditors and various suppliers	219,867	47,070	35,357
Lease financial liabilities (Note 24 a)	111,328	70,460	—
Payments to be processed	44,732	60,472	36,513
Contract liabilities(a)	38,867	—	1,695
agreements to be transferred	28,923	50	22
Provisions for salaries, vacations and other labor charges	21,518	11,855	9,279
Administrative check	4,235	1,379	5,732
Other liabilities	3,005	512	8,465
Financing to be released	2,638	3,752	5,726
Payable Dividends	7	15,398	—
Amounts to transfer and miscellaneous payments	300	5,167	10,333
Total other liabilities	475,420	216,115	113,122

(a)
Contract liabilities:   The balance consists of amounts received, not yet recognized in the income statementarising from the exclusive contract for insurance products signed between the subsidary Inter Digital Corretora and Consultoria de Seguros Ltda. (“Inter Seguros”) and Liberty Seguros.

a.   Lease liability
The rollforward of lease liabilities is as follows:
Balance on January 1, 2020	70,460
New contracts	52,528
Payments	(29,909)
Accrued interest	18,249
End balance on December 31, 2020	111,328
Initial adoption – IFRS 16	9,405
Adjusted balance on January 1, 2019	9,405
New contracts	64,301
Payments	(4,196)
Accrued interest	950
End balance on December 31, 2019	70,460

Lease maturity
The maturity of the lease liabilities on December 31, 2020 is as follows:
•
BRL 514 within 1 year;

•
BRL 4,018 between 1 and 5 years; and

•
BRL 106,795 more than 5 years.

25   Shareholder’s Equity
a.   Share capital
	Quantity of shares			BRL
Date	Common	Preferred	Total	Capital Stock	Notes
1/1/2018	6,030,415	5,867,641	11,898,056	311,874
3/12/2018	30,152,075	29,338,205	59,490,280	—	(a.1)
3/12/2018	11,520,186	(11,520,186)	—	—
3/12/2018	(1,300,254)	1,300,254	—	—
4/2/2018	—	(530,000)	(530,000)	—	(b.1)
4/2/2018	3,939,570	(3,939,570)	—	—	(b.1)
4/26/2018	—	29,268,294	29,268,294	523,766	(c.1)
8/31/2018	425,093	418,549	843,642	10,800	(d.1)
9/25/2018	—	440,772	440,772	2,320	(e.1)
12/31/2018	50,767,085	50,643,959	101,411,044	848,760
4/15/2019	—	123,123	123,123	627	(a.2)
6/26/2019	253,835,425	253,835,410	507,670,835	—	(b.2)
7/3/2019	28,648,742	(28,648,742)	—	—	(c.2)
7/29/2019	31,200,000	62,400,000	93,600,000	1,216,964	(d.2)
10/30/2019	792,844	1,585,688	2,378,532	1,954	(e.2)
12/31/2019	365,244,096	339,939,438	705,183,534	2,068,305
3/5/2020	589,832	1,179,664	1,769,496	1,409	(a.3)
6/29/2020	779,201	723,514	1,502,715	13,827	(b.3)
9/3/2020	16,838,900	39,150,000	55,988,900	1,132,914	(c.3)
12/31/2020	383,452,029	380,992,616	764,444,645	3,216,455
(a.1)   On March 12, 2018, the Ordinary, Extraordinary and Special Preferred Shareholders’ Meeting approved the split of shares comprising Inter’s capital stock in the ratio of 6 (six) shares in substitution for each 1 (one) share on that existing date. After the split, the conversion of 11,520,186 preferred shares into 11,520,186 common shares was also approved, as well as the conversion of 1,300,254 common shares into 1,300,254 preferred shares.
(b.1)   On April 02, 2018, the Ordinary, Extraordinary and Special Preferred Shareholders’ Meeting approved the cancellation of 530,000 nominative preferred shares held in treasury by Inter, with no par value, without reducing the capital stock and the voluntary conversion of 3,939,570 preferred shares, held by the shareholder João Vitor Menin Teixeira de Souza, into 3,939,570 common shares. The preferred shares of the other shareholders who did not adhere to the voluntary conversion did not have their rights affected.
(c.1)   On April 26, 2018, the Board of Directors approved the increase in Inter’s share capital, within the limit of its authorized capital, in the amount of BRL 541,463, through new issuance as a result of the primary offering of 29,268,294 preferred shares, all nominative, book-entry and without par value. On April 30, 2018, Inter completed its Public Offering of Primary and Secondary Distribution of Preferred

Shares. Inter’s shares were offered at B3 S.A. — Brasil, Bolsa, Balcão, for the price of BRL 18.50 per share. A total of BRL 656,319 was raised, of which BRL 541,463 was allocated to Inter for the primary issue of shares, with cash generation net of expenses with commissions, fees and taxes, in the amount of BRL 511,099. The costs of issuing shares totaled BRL 16,977, net of tax effects. The offer consisted of the primary distribution of 29,268,294 new preferred shares issued by Inter and the secondary distribution of 6,208,426 preferred shares held by selling shareholders. The offer was settled on May 3, 2018 through the delivery of Units to investors, being split into preferred shares on May 11, 2018.
(d.1)   On August 31, 2018, the capital increase of BRL10,080 was approved by the Board of Directors through the issuance of up to 843,642 new shares, comprising 425,093 common shares and 418,549 preferred shares.
(e.1)   On September 25, 2018, the Board of Directors’ proposal for a capital increase in the amount of BRL 2,320 was approved by issuing 440,772 new preferred shares to settle the stock options exercised by the beneficiaries of the Plans.
(a.2)   On April 15, 2019, the Board of directors approved the proposal for capital increase of BRL 627 upon issuance of up to 123,123 new preferred shares to settle the stock options exercised by the beneficiaries of the Plans.
(b.2)   On June 26, 2019 the board of directors approved a proposal to split the common and preferred shares issued by Inter, whereby each share issued will be split into six (6) shares of the same type.
(c.2)   On July 3, 2019 the board of directors approved the Units Program , in view of the fact that the extraordinary general meeting of Interheld on June 26, 2019 delegated authority to Inter’s Board of Directors to resolve on the procedures and conditions to be observed for the implementation of the Units Program.
(d.2)   On July 29, 2019, the capital stock was increased with a primary public offering, with restricted placement efforts, of (a) share deposit certificates, representing 1 (one) common share and two (2) preferred shares each, all registered, booked, with no par value, free and cleared of any lien or encumbrance (“Units”); and (b) Units, common shares and preferred shares under the priority rights of Inter shareholders, who held units, common shares and/or preferred shares as of July 18, 2019, . On September 27, 2019, the Board of directors approved the reform of the corporate by-laws of Inter to ratify and update the value of the capital stock of Inter, according to the increase of capital deliberated at the Meeting of the Board of Executive Officers held on July 29, 2019, within the authorized capital limit and the final number of shares effectively issued by Inter, subscribed and paid-off, considering the completion of the new period for conversion of shares issued by Inter from one series to another, as provided in the program for issuance of share deposit certificates of Banco Inter, to form Units.
(e.2)   On October 30, 2019, the Board of directors approved the capital increase of BRL 1,954 upon issuance of 1,585,688 new preferred shares and 792,844 common shares to settle the stock options exercised by the beneficiaries of Plans II, Plans III and Plans IV.
(a.3)   On March 05, 2020, capital increase at the amount of BRL 1,409 was deliberated, upon issuance of 1,179,664 preferred shares and 589,832 common shares, to settle the stock option exercised by the beneficiaries of the Option Plans.
(b.3)   On June 29, 2020, the Board of directors approved the increase of the capital stock within the limits of capital authorized by Inter, upon private subscription of the total amount of BRL 13,827, upon issuance of 1,502,715 new shares, namely 779,201 common shares and 723,514 preferred shares.
(c.3)   On September 3, 2020, the capital stock was increased by BRL 1,166,249 with a primary public offering, with restricted placement efforts for, (a) share deposit certificates, representing 1 (one) common share and (2) preferred shares, all registered, booked, with no par value, free and cleared of any lien or encumbrance (“Units”); and (b) units, common shares and preferred shares under the priority rights of Inter shareholders, who held units, common shares and/or preferred shares on the cut-off date.

b.   Profit reserves
Legal reserve
The legal reserve is constituted at the end of each fiscal year in accordance with Article 193 of Law No. 6,404 / 76, up to the limit of 20% of the share capital. The calculation is carried out by applying 5% to the net income calculated in accordance with the accounting practices adopted in Brazil, applicable to financial institutions authorized to operate by Banco Central do Brasil.
Statutory profit reserve
The statutory profit reserve is constituted after the resolution on the mandatory dividends, in this case, the General Meeting may allocate up to 100% of the net profit for the year to the statutory profit reserve for maintaining future operating margins, the total of which is limited to 80% of the share capital of Inter.
c.   Other comprehensive income
The balance of other comprehensive income of Inter is BRL 25,991 (December 31, 2019: BRL (696), December 31, 2018: (3,283)). The value corresponds to the Net change in fair value — financial assets at FVOIC, which includes the expected credit loss for those financial assets.
d.   Dividends and interest on equity
Inter’s policy is to pay interest on equity at the maximum total amount in accordance with the legislation in force, which is considered an integral part of the mandatory dividend for the year provided for in the Bylaws and in the art. 202 of Law No. 6,404 / 1976. The mandatory dividend is 25% of net income calculated in accordance with the accounting practices adopted in Brazil, applicable to financial institutions authorized to operate by Banco Central do Brasil, less transfers to the legal reserve and contingency reserves, if applicable.
	12/31/2020		12/31/2019		12/31/2018
	Amount provisioned	Amount per share	Amount provisioned	Amount per share	Amount provisioned	Amount per share
Payable Interest on Equity	39,949	0.000053	51,252	0.000073	36,670	0.00
The mandatory dividend is calculated based on the results obtained in compliance with accounting standards applicable to financial institutions authorized to operate by the Central Bank of Brazil, and in compliance with the Corporate Law No. 6.404/1976 which may be significantly different to IFRS.
e.   Earnings per share
	Basic earnings per share			Diluted earnings per share
	12/31/2020	12/31/2019	12/31/2018	12/31/2020	12/31/2019	12/31/2018
Outstanding shares	760,739,345	705,183,534	101,411,044	760,739,345	705,183,534	101,411,044
Effect of share split	2,282,218,035	2,115,550,602	1,521,165,660	2,282,218,035	2,115,550,602	1,521,165,660
Effect of the average period of the outstanding shares	(835,759,698)	(901,281,044)	6,973,668	(835,759,698)	(901,281,044)	6,973,668
Effects of treasury shares repurchased in the period	11,115,909	—	2,161,800	11,115,900	—	2,161,800
Effects of share-based payment plans	—	—	—	1,340,544	1,518,401	319,818
Weighted average of outstanding shares	2,218,313,582	1,919,453,092	1,631,712,172	2,219,654,126	1,920,971,493	1,632,031,990

(i)   Basic earnings per share
Basic earnings per share are shown below:
	12/31/2020	12/31/2019	12/31/2018
Net Profit (Loss) attributable to shareholders	17,911	27,684	53,622
Average number of shares(a)	2,218,313,582	1,919,453,092	1,631,712,172
Basic earnings per share (BRL)	0.00807	0.01442	0.03286

(a)
The weighted average number of outstanding shares were adjusted retrospectively for subsequent share splits as follows:

•
Six (6) for one (1) share split on March 12, 2018 (See note 25)

•
Six (6) for one (1) share split on June 26, 2019 (See note 25)

•
Three (3) for one (1) share split on April 28, 2021 (see note 36).

Basic earnings per share is calculated by dividing net income attributable to shareholdres of the parent company by the weighted average of shares outstanding in the year.
(ii)   Diluted earnings per share
The calculation of diluted earnings per share was based on the net income attributable to holders of preferred shares, and on the weighted average of shares outstanding after the adjustments for all potential dilutive shares.
	12/31/2020	12/31/2019	12/31/2018
Net Profit (Loss) attributable to shareholders	17,911	27,684	53,622
Average number of shares(a)	2,219,654,126	1,920,971,493	1,632,031,990
Diluted earnings per share (BRL)	0.00807	0.01441	0.03286

(a)
The weighted average number of outstanding shares were adjusted retrospectively for subsequent share splits as follows:

•
Six (6) for one (1) share split on March 12, 2018 (See note 25)

•
Six (6) for one (1) share split on June 26, 2019 (See note 25)

•
Three (3) for one (1) share split on April 28, 2021 (see note 36).

f.   Treasury shares
On March 12, 2020, the Board of directors approved a program for acquisition of shares issued by Inter, to be held in treasury, cancelled or re-sold in the market, or used to settle the Share Purchase Option Plans of Inter, for an 18 month period. As a result from the approval of this program, during 2020, there were 2,968,100 common shares and 4,742,500 preferred shares purchasedfor a total amount of BRL 153,109.
In the second half of 2020, 1,335,100 common shares and 2,670,200 preferred shares, which had a cost of BRL 35,588, were sold back to the market generating a gain of BRL 81,909 that was recorded in equity.
On December 31, 2020, the balance of treasury shares totaled BRL 117,521, composed of 1,633,000 common shares and 2,072,300 preferred shares, totaling 3,705,300 shares. On December 31, 2019 and 2018, Inter did not have shares in treasury.

g.   Sale of NCI without a change in control
On May 08, 2019, Inter sold 40% of the shares it owned in its subsidiary Inter Digital Corretora de Seguros S.A (“Inter Seguros”) to Wiz Soluções e Corretagem de Seguros S.A. (“WIZ”), however, the sale did not result in the loss of control.
Carrying amount of NCI sold (BRL 100 x 40%)	(40)
Fair value of consideration received	45,000
Related income tax	(18,000)
Increase in equity attributable to owners of the Company	26,960
In 2020 the Group created the fund BMA Inter Fundo de Investimentos em Direitos Creditorios Multissetorial. The Group purchased all of its quotas and consolidates the fund. During 2020 the Group sold 18.8% of its interest in the fund resulting in an increase in the non-controlling interests of Inter.
26   Net interest income
Interest income	12/31/2020	12/31/2019	12/31/2018
Amounts clue from financial institutions and reverse repurchase agreements	126,619	139,642	61,952
Loans and advances to customers	809,628	635,308	550,442
Foreign exchange transactions	6,561	565	1,669
Total interest income	942,808	775,515	614,063
Interest expenses
Securities issued	(73,597)	(117,721)	(112,687)
Deposits from customers	(93,319)	(121,416)	(100,202)
Saving	(8,745)	(5,673)	(343)
Securities purchased with agreements to resell	(5,056)	(8,773)	(1,170)
Borrowing and onlending	(1,545)	(2,050)	(1,786)
Leases	(2,064)	(950)	—
Financial asset transf and sale operations	(9)	(134)	(7)
Total interest expense	(184,335)	(256,717)	(216,195)
Total	758,473	518,799	397,868

27   Net result from services and commissions
	12/31/2020	12/31/2019	12/31/2018
Income from Bank Fees	40,436	29,397	12,375
Interchange fee revenue	137,863	58,152	19,439
Commission and intermediation revenues	50,663	18,870	17,701
Asset management and performance fees	13,335	9,137	4,611
Exchange brokerage and securities	8,842	8,334	97
Income from credit card	184	17	1,653
Management and structuring fees	1,900	2,296	2,795
Other services	3,921	4,254	1,874
Total revenues from services and commissions	257,145	130,457	60,645
Expenses from services and commissions
Services and commissions	(6,147)	(27,525)	(34,626)
Bank expenses	(65,464)	(29,102)	(3,683)
Total expenses from services and commissions	(71,611)	(56,627)	(38,309)
Total	185,534	73,830	22,236
28   Other revenue and other income
a.   Other revenue
	12/31/2020	12/31/2019	12/31/2018
Revenue from cards(a)	75,230	24,610	22,395
Foreign exchange revenues	17,318	5,976	426
Other operating income	8,406	9,200	951
Recovery of charges and expenses	3,321	3,977	6,222
Portability income	2,347	1,408	1,743
Evaluation fees	2,307	6,180	3,867
Receivable income from securities and credits	953	1,492	3,043
Total	109,882	52,843	38,647

(a)
Revenue from cards:   consists substantially of the result of the commercial agreement between Inter and Mastercard, which offers performance bonuses to Inter as the volume of card issuance increases.

b.   Other income
Consists primarily of changes in the fair value of the variable portion of the sale of 40% of the Inter Seguros to Wiz in 2019. See note 25g.
29   Impairment losses on financial assets
	12/31/2020	12/31/2019	12/31/2018
Constitution of provision for loans and advances to customers	(239,840)	(161,265)	(81,113)
Expected loss for securities – FVOCI	(12,701)	—	—
Expected loss for securities – amortized cost	(759)	(1,199)	(104)
Recovery of written-off assets	39,612	23,894	31,936
Total impairment losses on financial assets	(213,688)	(138,570)	(49,281)

30   Personnel expenses
	12/31/2020	12/31/2019	12/31/2018
Salaries	(117,622)	(78,738)	(54,082)
Remuneration of the executive office and the board of directors	(15,893)	(12,820)	(9,892)
Social and social security charges	(37,128)	(29,793)	(19,650)
Profit share	(2,685)	(9,034)	(9,554)
Expenses for vacation and thirteenth salary	(21,480)	(13,877)	(9,076)
Benefits	(32,150)	(23,073)	(15,106)
Other personnel expenses	(2,138)	(1,863)	(1,117)
Total	(229,096)	(169,198)	(118,477)
31   Other administrative expenses
	12/31/2020	12/31/2019	12/31/2018
Data processing and informatics	(189,351)	(109,199)	(50,477)
Bank expenses	(123,492)	(55,671)	(22,381)
Taxation expenses	(69,676)	(41,415)	(28,638)
Rent, condominium fee and property maintenance	(18,628)	(13,145)	(11,640)
Third party services	(47,501)	(29,134)	(22,177)
Advertisement, publicity, publications and public relations	(55,354)	(40,241)	(29,318)
Communication	(81,892)	(45,890)	(14,759)
Notary public and legal expenses	(5,066)	(2,421)	(1,490)
Granted discounts	(7,612)	(5,629)	(3,161)
Gain (loss) from alienation of values and property	(32)	(413)	(3,184)
Water and energy expenses	(1,100)	(1,319)	(992)
Expenses for Serasa	(2,016)	(893)	(752)
Travel expenses	(319)	(648)	(733)
Portability expenses	(4,928)	(4,560)	(834)
other administrative expenses	(20,133)	(23,023)	(16,021)
provisions for legal and administrative matters	(14,227)	(8,413)	(15,010)
Provision for loss of non-current assets held for sale	—	(4,295)	(587)
Total	(641,327)	(386,309)	(222,154)

32   Current and deferred income tax and social contribution
a.   Amounts recognized in profit or loss for the year
	12/31/2020	12/31/2019	12/31/2018
Current income tax and social contribution expenses
Expenses of the current year	(13,166)	(5,859)	(12,659)
Deferred income tax and social contribution expenses
Provision for impairment losses on loans and advances	34,261	28,503	10,740
Provisions for legal and tax matters	890	629	1,472
Other temporary differences	1,371	26	2,299
Fiscal Loss	8,552	12,271	(2,535)
Share issuance cost	—	(9,064)	(13,980)
Expected loss on securities – FVOCI and amortized cost	6,057	—	—
Provision for loss of non-current assets held for sale	(1,980)	1,718	(228)
Receivable from the sale of investments	(36,841)	18,000	—
Hedge transactions	23,946	(3,054)	—
Adjustment of financial assets to fair value	11,888	(12,388)	—
Commission deferral	2,731	(1,096)	1,215
Subtotal deferred income tax and social contribution expenses	50,875	35,545	(1,017)
Total tax expense (benefit)	37,709	29,686	(13,676)
b.   Reconciliation of effective tax rate
	12/31/2020		12/31/2019		12/31/2018
Profit / (loss) before income tax		(7,023)		685		69,344
Tax using	45%	3,160	40%	(274)	45%	(31,205)
Tax effect of
Interest on capital distribution		17,978		20,013		16,510
Non-taxable income (non-deductible expenses), net		(16,949)		8,786		(7,619)
Fiscal Loss		35,686		—		2,602
Results in equity-accounted investments		15,765		6,345		4,517
Tax incentives		—		—		4,079
Presumed Profit		(17,129)		(2,637)		(2,549)
Others		(803)		(2,548)		36
Total income tax benefit/ expense		37,709		29,686		(13,628)

c.   Changes in the balances of deferred assets
	Balance on 12/31/2019	Constitution	Realization	Balance on 12/31/2020
Composition of the deferred assets
Provision for impairment losses on loans and advances	72,721	62,580	(25,681)	109,620
Provisions for legal and tax matters	7,901	6,402	(5,512)	8,791
Adjustment of financial assets to fair value	2,308	—	(2,308)	—
Other temporary differences	523	1,522	(152)	1,893
Carryforward tax losses	23,108	183,865	(148,179)	58,794
Provision for loss of non-current assets held for sale	5,656	—	(1,274)	4,382
Expected loss on financial instruments – FVOCI	—	343	—	343
Hedge transactions	—	133,123	(110,928)	22,195
Total	112,217	387,835	(294,034)	206,018
Composition of the deferred liabilities
Receivable from the sale of investments	—	(36,841)	—	(36,841)
Hedge transactions	(1,751)	—	1,751	—
Adjustment of financial assets to fair value	(12,389)	(22,132)	16,012	(18,509)
Commission deferral	(7,384)	—	1,808	(5,576)
Total	(21,524)	(58,973)	19,571	(60,926)
Total deferred tax assets	90,693	328,862	(274,463)	145,092
	Balance on 12/31/2018	Constitution	Realization	Balance on 12/31/2019
Composition of the deferred assets
Provision for impairment losses on loans and advances	43,369	33,078	(3,726)	72,721
Provisions for legal and tax matters	7,272	4,827	(4,198)	7,901
Adjustment of financial assets to fair value	124	2,308	(124)	2,308
Other temporary differences	907	62	(446)	523
Hedge transactions	1,303	—	(1,303)	—
Carryforward tax losses	341	23,311	(544)	23,108
Provision for loss of non-current assets held for sale	3,938	1,718	—	5,656
Carryforward tax losses	57,254	65,304	(10,341)	112,217
Composition of the deferred liabilities
Adjustment of financial assets to fair value	—	(12,389)	—	(12,389)
Hedge transactions	—	(1,751)	—	(1,751)
Commission deferral	(8,480)	—	1,096	(7,384)
Total	(8,480)	(14,140)	1,096	(21,524)
Total deferred tax assets	48,774	51,164	(9,245)	90,693

	Balance on 12/31/2017	Constitution	Realization	Balance on 12/31/2018
Composition of the deferred assets
Provision for impairment of loans and advances	26,081	26,126	(8,838)	43,369
Provisions for legal and tax matters	6,134	5,301	(4,163)	7,272
Adjustment of financial assets to fair value	124	—	—	124
Other temporary differences	—	2,715	(1,808)	907
Hedge operations	—	2,384	(1,081)	1,303
Carryforward tax losses	2,380	15,026	(17,065)	341
Provision for losses on non-current assets held for sale	4,165	—	(227)	3,938
Total	38,884	51,552	(33,182)	57,254
Composition of the deferred liabilities
Deferral of commissions	(9,693)		1,213	(8,480)
Total	(9,693)	—	1,213	(8,480)
Total deferred tax	29,191	51,552	(31,969)	48,774
d.   Forecast for realization of deferred tax assets
2020
Period	Deferred tax amount
2021	24,456
2022	58,765
2023	29,929
2024	30,415
2025	1,527
TOTAL	145,092
2019
Period	Deferred tax amount
2020	81,437
2021	9,256
TOTAL	90,693
2018
Period	Deferred tax amount
2020	36,425
2019	12,349
TOTAL	48,774
The recognition and measurement of these deferred tax assets are based on the expectation of generation of future taxable income and supported by technical studies and the forecast results.
33   Share-based payment
Over the years, stock option plans have been granted by Inter to management personnel.
The Shares Stock Option Plan is an initiative of the Group’s Board of Directors, through which the Group’s managers, executives and employees were granted options for the acquisition of shares of Inter, with a view to encouraging performance and favoring the retention of managers, executives and employees of the Group, insofar as their participation in Inter’s share capital will allow them to benefit from the results to which they contributed and which are reflected in the valuation of the price of its shares, thus forming, with the shareholders, a common economic interest.
Plan 2 was launched in 2012, consisting of three tranches (Year 2012, 2013 and 2014) and will expire in 2021. The chosen employees will be entitled with the right to exercise the option to acquire 1,699,470 preferred shares, at a unit value of BRL 3.69.
For the 2013 and 2014 tranches of the Plan 2, if the employee does not exercise the option between the vesting date and the exercise deadline, and, his/her employment at Inter is terminated, he/she will lose the right. Once the options are exercised, the grantee may not sell, transfer or dispose of such shares, as well as those that may be acquired by virtue of bonuses, splits, subscription or any other form of acquisition, provided that such rights have arisen for the employee from shares granted under the Plan, for a minimum period of five years as from the date of receipt of the first offer of shares offered to him/her by Inter.
In 2016, a new Stock Option Plan (Plan 3) was launched, which entered into force in 2017 and will end in 2021, in which Inter may increase the Share Capital by up to a further 3,384,000 preferred shares, segregated into five vesting periods, subject to the rules of the regulation approved by the Board of Directors. The options exercisable will have a strike price of BRL 4.62 and may be exercised by the participant in up to three years as of the last lock-up period. If the employee does not exercise the option, and, his/her employment at Inter is terminated, he/she will lose the right.
On February 6, 2018, the Board of Directors of Inter approved a new Stock Option (Plan 4). These options may be exercised within a period of three (3) years, counted from the respective vesting period, and after which they will be automatically be terminated. if the employee does not exercise the option, and, his/her employment at Inter is terminated, he/she will lose the right
The strike price of the options granted in the plans is equivalent to the book value per share at the end of the year prior to the grant.
The main characteristics of the Plans are described below:
Plan	Approval	Total number not exercised	Vesting	Average Strike Price	Participants	Final Strike date
2	2/24/2012	1,699,470	Up to 5 years	BRL 3.69	Officers, managers and key employees	12/31/2019 12/31/2020 12/31/2021
3	9/30/2016	588,000	Up to 5 years	BRL 4.62	Officers, managers and key employees	12/31/2023
4 (tranche 1)	2/15/2018	1,675,488	Up to 5 years	BRL 5.42	Officers, managers and key employees	2/15/2025
4 (tranche 2)	7/09/2020	832,150	Up to 5 years	BRL 32.42	Officers, managers and key employees	12/31/2027
The changes in the options of each plan for the years ended on December 31 and supplementary information are shown below:
Changes 2020 (options)
Plan	Qty employees	Opening balance	Granted	Expired/ Canceled	Exercised	Closing balance
2	1	23,947	—	—	23,947	—
3	16	491,100	—	5,100	90,000	396,000
4	33	1,259,293	160,000	46,529	280,969	1,091,795
Total		1,774,340	160,000	51,629	394,916	1,487,795
Weighted Average period of the Shares		BRL 5.21	BRL 4.74	BRL 4.73	BRL 4.78	BRL 4.65

Changes 2019 (options)
Plan	Qty employees	Opening balance	Granted	Expired/ Canceled	Exercised	Closing balance
2	12	240,288	—	15,480	200,861	23,947
3	18	540,900	—	7,600	42,200	491,100
4	25	1,641,248	50,000	21,600	410,355	1,259,293
Total		2,422,436	50,000	44,680	653,416	1,774,340
Weighted Average period of the Shares		BRL 4.61	BRL 4.92	BRL 4.34	BRL 4.68	BRL 5.21
Changes 2018 (options)
Plan	Qty employees	Opening balance	Granted	Expired/ Cancelled	Exercised	Closing balance
2	12	979,728	—	115,098	615,162	249,468
3	18	588,000	—	24,000	23,100	540,900
4	25	1,675,488	50,000	—	84,240	1,641,248
Total		3,243,216	50,000	139,098	722,502	2,431,616
Weighted Average period of the Shares		BRL 4.75	—	BRL 3.91	BRL 0.42	BRL 4.90
Other informations
Plan	Num. of Outstanding Shares options	Share plan expense in the year	Premium cost to be recognized	Remaining vesting period (in years)	remaining exercise period (in years)
2	—	—	—	—	—
3	468,000	48	48	0.5	3.6
4	1,149,795	—	—	4	4.7
The estimated remaining cost is related to the value of the options granted to employees based on their fair value. The fair values of the programs were estimated based on the Black & Scholes option valuation model, considering the following assumptions:
	Plan 2	Plan 2	Plan 3	Plan 4	Plan 4
	Tranche (2013)	Tranche (2014)	Tranche (2016)	Tranche (2018)	Tranche (2020)
Strike Price	3.69	3.69	4.62	5.42	32.26
Risk Free Rate	11.05%	11.15%	11.68%	9.97%	9.98%
Duration of the Period (years)	8	8	7	7	7
Excepted Annualized Volatility	35.06%	35.06%	60.33%	64.28%	64.28%
Fair Value of the Option on Grant/Share Date	0.88	0.99	1.13	0.32	0.16

34   Transactions with related parties
Related party transactions were undertaken as follows:
	Parent company(a)			Key management personnel(b)			Other related parties(c)			Total
	12/31/2020	12/31/2019	12/31/2018	12/31/2020	12/31/2019	12/31/2018	12/31/2020	12/31/2019	12/31/2018	12/31/2020	12/31/2019	12/31/2018
Assets
Loans and advances to customers	9	—	—	2,615	—	—	134,626	50,145	—	137,250	50,145	—
Liabilities
Demand deposits	(30)	(205)	(135,403)	(2,287)	(466)	(5,878)	(5,393)	(3,676)	—	(7,710)	(4,347)	(141,287)
Time deposits	(22,471)	(94,579)	—	(37,816)	(11,356)	—	(224,553)	(422,383)	(320,800)	(284,840)	(528,268)	(320,800)
	Parent company(a)			Key management personnel(c)			Other related parties(d)			Total
	12/31/2020	12/31/2019	12/31/2018	12/31/2020	12/31/2019	12/31/2018	12/31/2020	12/31/2019	12/31/2018	12/31/2020	12/31/2019	12/31/2018
Interest expenses	(2,503)	(3,564)	—	(2,181)	(797)	—	(15,954)	(10,595)	(18,268)	(20,638)	(14,956)	(18,268)
Other administrative revenues (expenses)	—	—	—	—	—	—	(1,085)	—	(3,336)	(1,085)	—	(3,336)
Other operating expenses	—	—	(6,211)	—	—	(390)	—	—	—	—	—	(6,601)

(a)
any individual or legal entity that controls the Institution.

(b)
any officer, director, member of the fiscal council.

(c)
any immediate family members of key management personnel or companies controlled by them.

Funding through deposits corresponds to CDBs and LCIs. Transactions with related parties are carried out at conditions and rates compatible with the averages practiced with third parties, when applicable, at the transaction date.
Remuneration of key management personnel
The remuneration of the key management personnel of the Group is presented in note nº 30 in the caption ‘remuneration of the executive board and the board of directors’. The Group has a stock option plan for preferred shares for its key management personnel. Further information on the plan is detailed in explanatory note nº 33.
35   Other information
a.
In the year ended on December 31, 2020, the events and the conditions generated by the dissemination of the new Coronavirus (COVID-19) and by the measures implemented to contain and/or retard the virus propagation resulted in new and increased levels of uncertainties and risks for the Group. Due to COVID-19, a series of decisions were taken to keep the quality of the provided services and to assure the safety of the institution clients, employees and suppliers.

b.
Weak macroeconomic fundamentals, such as unemployment, inflation and growth, coupled with the market slowdown caused by the COVID-19 pandemic, had a negative impact on our business, mainly in the form of:

•
liquidity restrictions and reduced access to financing;

•
reduction in the volumes transacted on debit and/or credit cards;

•
an increase in the risks associated with the corporate debt market, including those resulting from increased default, renegotiations of existing debt contracts and possible claims of force majeure;

•
reductions in Assets under Management, or AuM, and Assets under Administration, or AuA, as a result of lower customer appetite for risk;

•
restrictions on certain business activities that may impact us as well as our employees, suppliers, customers, counterparties and other business partners, thus affecting our operations and our customers’ ability to conduct business and fulfill their obligations to us; and

•
an increase in our investments and expenses in cyber security and information security and in measures to reduce operating risks such as expanding the remote work infrastructure or home office.

36   Subsequent events
On November 17, 2020, the Board of Directors approved the signing of a Binding Memorandum of Understanding (“MOU Binding”) for the acquisition by Inter of an equity interest in BMG Granito Soluções em Relógio S.A. (“Granito”). Inter will make a primary investment of BRL 90 million and will hold 45% (forty-five percent) of Granito’s share capital, joining Banco BMG and Granito’s executives who will hold 45% (forty-five percent) and 10% (ten percent) of the company’s capital, respectively. The closing of the transaction is subject to approval by the Central Bank of Brazil and CADE.
On February 12, 2021, Inter completed the acquisition of 60% (sixty percent) of the share capital of Acerto Cobrança e Informação Cadastrais S.A. (“Meu Acerto”) for the amount of BRL45 million. On that date: (i) all precedent conditions for the closing of the transaction were met, as provided in the Agreement for Purchase and Sale and Subscription of Shares and Other Covenants (“SPA”), signed on December 18, 2020; and (ii) a shareholders’ agreement between Inter and other shareholders was signed, among other documents.
On March 1, 2021, the rate of Social Contribution on Net Income payable by financial institutions, including Inter, was increased to 25% (twenty-five percent) until December 31, 2021 returning to 20% (twenty percent) as of January 1, 2022.
On April 13, 2021, Inter signed the definitive documents for the acquisition of control of Duo Gourmet, which offers a benefit program via app to consumers and restaurants by means of the Duo Gourmet brand in 13 cities in 10 Brazilian states and with more than 500 partner restaurants.
On April 16, 2021, Banco Inter signed the final documents for the acquisition of corporate share in IM Designs Desenvolvimento de Software Ltda. IM Designs is a company specialized in the development of immersion 3D technologies and tools for creation of visualization projects for internal and external environments by means of virtual reality (VR), augmented reality (AR) and mixed reality (XR).
The Annual and Extraordinary Shareholders’ Meeting held on April 28, 2021 approved a 3 (three) for 1 (one) stock split. Inter’s total capital, after the split, will consist of 2,293,333,935 shares, of which 1,150,356,087 are common shares and 1,142,977,848 are preferred shares.
On May 11, 2021, a commercial partnership agreement was signed between Inter, its subsidiary Inter Seguros, and Sompo Seguros S.A. (“Sompo”), a company of the Sompo Holdings Group. Under the Contract, Inter may offer, in its app, through its subsidiary Inter Seguros, housing insurance to cover death or permanent disability (“MIP”) and for physical damage to the property (“DFI”). For the execution of the contract, Sompo will pay Inter Seguros the amounts of: (i) BRL 12.0 million in cash; and (ii) BRL 152.5 million, over the duration of the agreement, which may be higher in the event that performance exceeds the agreed business plan. The agreement between Sompo and Inter will have an initial duration of 15 (fifteen) years.
On June 24, 2021, Inter completed a primary public offering, with restricted placement efforts for, (a) share deposit certificates, representing 1 (one) common share and (2) preferred shares, all registered, booked, with no par value, free and cleared of any lien or encumbrance (“Units”); and (b) units, common shares and preferred shares under the priority rights of Inter shareholders, who held units, common shares and/or preferred shares on the cut-off date. As a result, the capital stock increased by BRL 5,500,000.

PROSPECTUS
, 2021

PART II — INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 20.    Indemnification of Directors and Officers
Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against civil fraud or the consequences of committing a crime.
Inter Platform’s Articles of Association provide that each director or officer of the registrant shall be indemnified out of the assets of the registrant against all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities, judgments, fines, settlements and other amounts (including reasonable attorneys’ fees and expenses and amounts paid in settlement and costs of investigation (collectively “Losses”) incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of such person’s duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any Losses incurred by such director or officer in defending or investigating (whether successfully or otherwise) any civil, criminal, investigative and administrative proceedings concerning or in any way related to Inter Platform or its affairs in any court whether in the Cayman Islands or elsewhere.
Also, the registrant expects to maintain director’s and officer’s liability insurance covering its directors and officers with respect to general civil liability, including liabilities under the Securities Act, which he or she may incur in his or her capacity as such.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 21.    Exhibits and Financial Statement Schedules
(a)
Exhibits

Exhibit No.	Exhibit
2.1*	English translation of the form of Merger Protocol
3.1*	Amended and Restated Memorandum and Articles of Association
4.1	English Translation of the BDR Deposit Agreement
5.1*	Opinion of Maples and Calder, Cayman Islands counsel of Inter Platform, as to the validity of the Class A Common Shares
10.1*	Form of Indemnification Agreement
10.2	English Translation of Shareholders’ Agreement of Banco Inter S.A. entered into with Stone
10.3	SoftBank Roll-Up Agreement
10.4	Form of Shareholders’ Agreement of Inter Platform, Inc. to be entered into pursuant to the SoftBank Roll-Up Agreement
21.1	List of subsidiaries
23.1*	Consent of KPMG Auditores Independentes with respect to the consolidated financial statements of Banco Inter
23.2*	Consent of Maples and Calder (included in Exhibit 5.1)
23.3*	Consent of Machado, Meyer, Sendacz e Opice Advogados (included in Exhibit 5.2)
24.1	Power of Attorney (included in the signature pages of this prospectus)
99.1*	Consent of Leonardo Guimarães Corrêa
99.2*	Consent of Cristiano Henrique Vieira Gomes

Exhibit No.	Exhibit
99.3*	Consent of Luiz Antônio Nogueira de França
99.4*	Consent of André Guilherme Cazzaniga Maciel
99.5*	Consent of Carlos Henrique Carneiro de Medeiros
99.6*	Consent of Thiago dos Santos Piau
99.7*	Consent of José Felipe Diniz

*
To be filed by amendment.

(b)
Financial Statement Schedules

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the consolidated financial statements and related notes thereto of Inter Platform and Banco Inter.
Item 22.   Undertakings
The undersigned registrant hereby undertakes:
(a)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1)
To include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(3)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)
To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Actor Item 8.A. of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act of that are incorporated by reference in this registration statement;
(e)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(f)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(g)
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of the registration (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2)
any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3)
the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4)
any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(h)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(i)
That every prospectus (i) that is filed pursuant to paragraph (h)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(j)
To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in this paragraph includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(k)
To supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.
(l)
That insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES OF INTER PLATFORM, INC.
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statements to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Belo Horizonte, Brazil, on      , 2021.
INTER PLATFORM, INC.
By:	Name: João Vitor N. Menin T. de Souza Title: Chief Executive Officer
By:	Name: Helena Lopes Caldeira Title: Chief Financial and Investors Relation Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints João Vitor N. Menin T. de Souza and Alexandre Riccio de Oliveira, jointly and severally (with full power to each of them to act alone) his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement on Form F-4, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his/her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated in respect of Inter Platform, Inc. on      , 2021.
Name	Title	Date
By: João Vitor N. Menin T. de Souza	Chief Executive Officer
By: Helena Lopes Caldeira	Chief Financial Officer and Investors Relation Officer
By: Rubens Menin Teixeira de Souza	Director
By: Maria Fernanda Nazareth Menin Teixeira de Souza Maia	Director

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of Inter Platform, Inc, has signed this registration statement or amendment thereto, as the case may be, in New York — NY, United States, on      , 2021.
Signature	Title
Authorized Representative in the United States, Inc.
By: Name: Title: